
MACQUARIE


10015690

Result Announcement for the full year ended 31 March 2010

Presentation to Investors and Analysts
30 April 2010

Nicholas Moore, Managing Director and Chief Executive Officer
Greg Ward, Chief Financial Officer


MACQUARIE

Disclaimer

Disclaimer

The material in this presentation has been prepared by Macquarie Group Limited ABN 94 122 169 279 ("Macquarie") and is general background information about Macquarie's activities current as at the date of this presentation. This information is given in summary form and does not purport to be complete. Information in this presentation, including forecast financial information, should not be considered as advice or a recommendation to investors or potential investors in relation to holding, purchasing or selling securities or other financial products or instruments and does not take into account your particular investment objectives, financial situation or needs. Before acting on any information you should consider the appropriateness of the information having regard to these matters, any relevant offer document and in particular, you should seek independent financial advice. All securities and financial product or instrument transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk.

This presentation may contain forward looking statements including statements regarding our intent, belief or current expectations with respect to Macquarie's businesses and operations, market conditions, results of operation and financial condition, capital adequacy, specific provisions and risk management practices. Readers are cautioned not to place undue reliance on these forward looking statements. Macquarie does not undertake any obligation to publicly release the result of any revisions to these forward looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events. While due care has been used in the preparation of forecast information, actual results may vary in a materially positive or negative manner. Forecasts and hypothetical examples are subject to uncertainty and contingencies outside Macquarie's control. Past performance is not a reliable indication of future performance.


MACQUARIE

Agenda

Unless otherwise specified all information is for the full year ended 31 Mar 10 and movements are on the prior year


MACQUARIE

1 Introduction

Richard Sheppard

Deputy Managing Director

Macquarie Group Limited

Result Announcement for the full year ended 31 March 2010

30 April 2010 – Presentation to Investors and Analysts

Macquarie Group Head Office
No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333

Registered Office
Macquarie Group Limited
Level 7, No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333
Fax: +61 2 8232 4330

macquarie.com.au

Designed by Frost*



2 Overview of Result and Outlook

Nicholas Moore
Managing Director and Chief Executive Officer

Macquarie Group Limited
Result Announcement for the full year ended 31 March 2010
30 April 2010 – Presentation to Investors and Analysts



About Macquarie

- Global provider of banking, financial, advisory, investment and funds management services
- Main business focus is providing products and services to clients
- Listed on Australian Securities Exchange (ASX: MQG; ADR: MQBKY)
- Regulated by APRA, Australian banking regulator, as non-operating holding company of a licensed Australian bank
- Assets under management $A326b[1]
- Founded in 1969, currently operates in more than 70 office locations in 28 countries and employs over 14,600 people

1. As at 31 Mar 10


MACQUARIE

Result reflects improved market conditions

- Profit of $A1,050m, up 21% on FY09 and 2H10 up 19% on 1H10
- All operating businesses delivered improved results in FY10 compared to FY09
- Operating income before writedowns, impairments, equity accounted gains/(losses) and one-off items $A7.0b, down 2% on FY09 after the impact of movements in FX rates, 2H10 relatively flat on 1H10 and up 8% on 2H09
- Operating income $A6.6b up 20% on FY09 and 2H10 up 14% on 1H10
- Increase in the full year effective tax rate to 16.1%, 2H10 22.4%
- As foreshadowed:
  - Fewer writedowns, impairments, equity accounted gains/(losses) and one-off items, however, full year still above historical levels, FY10 $A(388)m, 2H10 $A26m
  - Employment expenses $A3.1b; 43% compensation to income ratio
  - Profit was impacted by the cost of excess liquidity on the balance sheet
- EPS $A3.20 up 3% on FY09, 2H10 up 13% on 1H10
- Return on equity 10.0% up from 9.9% for FY09 and 9.6% for 1H10
- Full year dividend of $A1.86 per share (unfranked), 2H10 dividend $A1.00 up from 1H10 dividend of $A0.86


MACQUARIE

Result reflects improved market conditions

	Mar 10 $Am	Mar 09 $Am
Net operating income	6,638	5,526
Total operating expenses	(5,344)	(4,537)
Operating profit before income tax	**1,294**	**989**
Tax expense	(201)	(15)
Operating profit after income tax	**1,093**	**974**
Profit attributable to minority interests	(43)	(103)
Profit attributable to MQG shareholders	**1,050**	**871**


MACQUARIE

Writedowns, impairments, equity accounted gains/(losses) and one-off items

	2H10 $Am	1H10 $Am	FY09 $Am
Gains from listed fund initiatives[1] (MCG, MLE, MAp, MMG, MIG, A-REITs)	125	414	-
Liability management			
— MIPS	-	127	197
— Subordinated debt	-	55	-
Net fair value adjustment on fixed rate issued debt	(3)	(252)	179
Equity investment impairments	1	(471)	(1,079)
Equity accounted gains/(losses)[1]	(13)	(135)	74
Loan and trading asset impairments	(84)	(152)	(822)
Mortgages Italy[2]	-	-	(248)
Total writedowns, impairments, equity accounted gains/(losses) and one-off items	**26**	**(414)**	**(1,699)**

1. Gains from listed fund initiatives is net of $A62m equity accounted losses on MAp internalisation in 1H10; and net of $A10m equity accounted losses on MIG internalisation and $A10m equity accounted losses on MMG internalisation in 2H10. These amounts are not included within equity accounted gains/(losses). 2. Includes $A31m of operating expenses in FY09.


MACQUARIE

Financial performance



$Am
FY10 operating income of $A6,638m
20% increase on FY09
4,000
2,000
0
2H08
1H09
2H09
1H10
2H10



$Am
FY10 profit of $A1,050m
21% increase on FY09
800
400
0
2H08
1H09
2H09
1H10
2H10



$A
FY10 EPS of $A3.20
3% increase on FY09
3.00
2.00
1.00
0.00
2H08
1H09
2H09
1H10
2H10



$A
FY10 DPS of $A1.86
1% increase on FY09
2.00
1.00
0.00
2H08
1H09
2H09
1H10
2H10



MACQUARIE

Operating income by region



1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Operating income $Am[1]
2H08
1H09
2H09
1H10
2H10
Australia
Asia
Americas
Europe, Middle East & Africa

1. Operating income excludes earnings on capital and other corporate items.



MACQUARIE

Diversified by region

International income[1] 52% of total

Total staff over 14,600[2]; international staff 50% of total

EUROPE, MIDDLE EAST & AFRICA[3]

Income: $A863m (13% of total)
Staff: 1,473



Dublin
London
Bristol
Paris
Zurich
Geneva
Stockholm
Amsterdam
Frankfurt
Moscow[4]
Vienna
Luxembourg
Munich
Dubai
Abu Dhabi
Johannesburg[3]
Cape Town

ASIA

Income: $A1,139m (18% of total)
Staff: 2,410



Beijing
Seoul
Tokyo
Shanghai
Taipei
Hsinchu
Hong Kong
Gurgaon
Manila
Bangkok
Mumbai
Kuala Lumpur
Singapore
Jakarta
Sunshine Coast
Gold Coast
Brisbane
Perth
Adelaide
Melbourne
Newcastle
Sydney
Canberra
Auckland
Wellington
Christchurch

AMERICAS

Income: $A1,349m (21% of total)
Staff: 3,478



Calgary
Vancouver
Seattle
San Francisco
San Jose
Irvine
Los Angeles
Carlsbad
San Diego
Bloomfield Hills
Chicago
Denver
Toronto
Montreal
Boston
Hartford
New York
Philadelphia
Atlanta
Dallas
Austin
Houston
Jacksonville
Miami
Mexico
Riberao Preto
Sao Paulo
Buenos Aires

AUSTRALIA

Income: $A3,098m (48% of total)
Staff: 7,296

1. Income for full year to 31 Mar 10. Income in each region excludes earnings on capital and other corporate items. 2. Staff numbers at 31 Mar 10. 3. Excludes staff in Macquarie First South joint venture. 4. Staff seconded to joint venture not included in official headcount (Moscow: Macquarie Renaissance; Savannah: Medallist).


MACQUARIE

Macquarie well positioned as Asia Pacific's leading provider of broking and advisory services

Asia 10 year operating income CAGR of 36%

- Our research coverage of over 1,200 Asia-Pacific stocks is one of the largest in the region
- A leading M&A adviser across the Asia-Pacific region
- One of the largest dedicated equities sales teams in the Asia-Pacific region
- A leading issuer of equity derivative products in the HK market. No.1 market share for listed warrants in Singapore and Korea and a top 3 position in HK
- Top 2 in Hong Kong IPOs since 2008[1]


Pre 2002:
Hong Kong, China, Singapore, Mumbai, Seoul and Tokyo offices opened
Matsui (Japan) JV established
2004:
Acquisition of ING Asian cash equities business
2006:
Woori Bank JV (Korea)
2008:
Macquarie Private Wealth established in Asia; Macquarie, SBI and IFC enter JV
2010:
FICC expands services; MFG signs MoU with leading Chinese asset manager; BFS launches Global Franchise Service in India with Religare
Pre 2002
2003
2004
2005
2006
2007
2008
2009
2010
2003:
Shinhan Bank (Korea) JV established
2005:
Commenced operations in India; Thai Military Bank alliance
2007:
First foreign securities company to receive OTC derivatives licence in Korea
2009:
Bank licence received in Korea, Everbright Limited JV in China

Major transactions in Asia since 2007

2007:
- Joint global coordinator, joint bookrunner and joint listing agent on Sunlight Real Estate Investment Trust's H share offering on the Hong Kong Stock Exchange

2008:
- Advised Kumho Asiana Group on its acquisition of a 60% stake in Korea Express (one of the largest M&A transactions ever completed in Korea at the time)
- Joint sponsor, joint global coordinator and joint bookrunner on China Railway Construction Corp's H share offering on the Hong Kong Stock Exchange

2009:
- Advised Lion Power consortium on its acquisition of Senoko Power
- Joint sponsor, joint global coordinator, joint lead manager and joint bookrunner on China South Locomotive & Rolling Stock Corp's Limited "A Share then H Share" IPO

2010:
- Advised US Waste Management on its first investment in China
- Joint global coordinator, joint lead manager and joint bookrunner on IPO of leading Chinese ceramic manufacturer, Joyou AG, on Frankfurt Stock Exchange
- Joint lead manager and joint bookrunner on China Minsheng Banking Corp's H share offering on the Hong Kong Stock Exchange

1. By transaction number. Source: Bloomberg, Dealogic


MACQUARIE

Diversified income

Operating income by source

Operating income before writedowns, impairments, equity accounted gains/(losses) and one-off items


12 months to 31 Mar 09
$A7.2b
12 months to 31 Mar 10
$A7.0b
Institutional and retail cash equities
Equity derivatives
Macquarie-managed funds (includes base and performance fees, M&A advisory and underwriting and asset sales)
Securities funds management and administration
Third party M&A and advisory income
Asset and equity investments
Commodities, resources and foreign exchange
Lending, leasing and margin related income
20%
16%
6%
14%
8%
10%
13%
13%
22%
18%
8%
10%
9%
8%
8%
16%



Evolution over the last three years

Operating income before writedowns, impairments, equity accounted gains/(losses) and one-off items


12 months to 31 Mar 07
$A7.0b
12 months to 31 Mar 10
$A7.0b
Institutional and retail cash equities
Equity derivatives
Macquarie-managed funds (includes base and performance fees, M&A advisory and underwriting and asset sales)
Securities funds management and administration
Third party M&A and advisory income
Asset and equity investments
Commodities, resources and foreign exchange
Lending, leasing and margin related income
10%
15%
8%
10%
26%
12%
7%
12%
22%
18%
8%
16%
10%
8%
9%
9%



Assets under management of $A326b

- Significant increase in AUM due to Delaware acquisition in Jan 10
  - Excluding Delaware[1], reported AUM decreased by $A68b mainly due to the listed fund initiatives and strengthening of the $A since Mar 09
- Pro-forma AUM includes impact of CMT/CMA transfer ($A10b at Mar 10)


Banking and Financial Services3
Macquarie Funds Group
Real Estate
Macquarie Capital Funds
$Ab
350
300
250
200
150
100
50
0
$A140b
$A197b
$A232b
$A243b
$A326b
$A316b2
2006
2007
2008
2009
2010
Mar 10 Proforma

1. Delaware Investments AUM at 31 Mar 10 was $A151b. 2. Mar 10 pro-forma AUM includes the impact of the proposed conversion of the CMT to the CMA. CMT AUM was $A10.0b at 31 Mar 10. 3. The Macquarie CMT, included in BFS AUM above, is a BFS product that is managed by MFG.


MACQUARIE

Market conditions and activity

Macquarie Securities – operating income up 10% on prior year, net profit contribution up 111% on prior year

Cash Equities and Derivatives/Delta 1 > Underwriting > Advisory > Funds Management > Balance Sheet

Australia

Market conditions

- Total market turnover for FY10 up 3% on prior year with 2H10 up 0.2% on 1H10[1]
- ECM market for FY10 up 22% on prior year to $A76.7b and 2H10 down 54% on 1H10 to $A24.3b [2]
- Limited appetite for retail structured products

Activity

Cash

- Maintained No.1 market share position at 10.8% compared to 10.7% in prior year. No. 1 market share for 2H10 of 10.9% vs 10.7% in 1H10[3]
- Retained No.1 position for overall research and sales amongst Australian Institutional Equity Investors[4]
- Increasing proportion of lower margin electronic trading

ECM

- Capital raised for FY10 up 17% on prior year to $A24b and 2H10 down 16% on 1H10 to $A11.0b [5]
- Ranked No.1 by deal value[6]

Derivatives / Delta 1

- No.1 market share in listed warrants for FY10

Asia

Market conditions

- Asia (ex-Japan) total market turnover for FY10 up 11% on prior year with 2H10 down 11% on 1H10[1]
- Japan total market turnover for FY10 down 24% on prior year with 2H10 down 11% on 1H10[1]
- Asia (ex Japan) ECM market for FY10 up 215% on prior year to $US234.3b and 2H10 up 4% on 1H10 to $US119.7b [2]
- Improving appetite from retail clients for derivative products
- Increase in institutional Derivatives / Delta 1 activity

Activity

Cash

- Growth in market share on prior year in Hong Kong, Japan, Taiwan and Korea. 2H10 market share growth on 1H10 for Hong Kong, Japan, India, Indonesia, Thailand and Korea

ECM Asia (ex Japan)

- Capital raised for FY10 up 364% on prior year to $US10.3b and 2H10 up 123% on 1H10 to $US7.1b[5]

Derivatives / Delta 1

- No. 1 market share in listed warrants in Singapore and Korea for FY10 and 2H10
- No. 3 market share in listed warrants in Hong Kong for FY10 and No. 2 for 2H10
- Profitable arbitrage trading opportunities
- Improving activity off a low base

US

Market conditions

- NYSE total market volume for FY10 down 2% on prior year with 2H10 down 17% on 1H10[1]
- NASDAQ total market volume for FY10 down 0.1% on prior year and 2H10 down 8% on 1H10[1]
- US ECM market activity for FY10 up 26% on prior year to $US363.2b and 2H10 down 24% on 1H10 to $US157.1b [2]

Activity

Cash

- Continued business growth focussed on areas of global specialisation
- Record secondary market commissions
- FPK acquisition completed on 1 Dec 09 and staff joined the US and European businesses
- Build out of research product - Market cap stock coverage grown to 51%[7] for FY10 from 26% in prior year

ECM

- Capital raised for FY10 $US0.4b, majority in 2H10[5]

Derivatives / Delta 1

- Profitable arbitrage trading opportunities

1. Datastream. 2. Dealogic (includes ordinary equity and equity-convertibles) 3. IRESS - Institutional and retail market share. 4. Peter Lee Survey 2009. 5. MCAL. 6. Bloomberg 1 Apr 10. 7. Index used: Russell 3000


MACQUARIE

Market conditions and activity

Macquarie Securities – operating income up 10% on prior year, net profit contribution up 111% on prior year

Cash Equities and Derivatives/Delta 1 > Underwriting > Advisory > Funds Management > Balance Sheet

Canada

Market conditions

- TSX market volume up 2% on prior year with 2H10 down 13% on 1H10[1]
- ECM market active, capital raised for FY10 up 68% on prior year to $C51.4b and 2H10 down 19% on 1H10 to $C23.0b[2]

Activity

Cash

- Growth in market share - 1.7% in FY10 vs 1.2% in prior year and 1.7% in 2H10 vs 1.6% in 1H10
- Build out of research product - Market cap stock coverage grown to 66% for FY10 from 34% in prior year[3]

ECM

- Capital raised for FY10 up 21% on prior year to $C2.0b and 2H10 up 94% on 1H10 to $C1.3b[4]
- Ranked No.10 by number of deals [5]

Europe

Market conditions

- Total market turnover down 25% on prior year with 2H10 down 10% on 1H10[1]
- Europe ECM market activity in FY10 up 26% on prior year to €254.7b and 2H10 down 30% on 1H10 to €105.0b[2]

Activity

Cash

- Continued business growth
- Record secondary market commissions
- Capital raised for FY10 up substantially on prior year to €2.6b and 2H10 down 75% on 1H10 to €0.5b
- FPK acquisition completed on 1 Dec 09
- Sal. Oppenheim acquisition completed in Apr 10
- Build out of research product - Market cap stock coverage grown to 74% for FY10 from 31% in prior year[6]

Derivatives / Delta 1

- Profitable arbitrage trading opportunities
- Substantial decline in European Structured Equity Finance activity

South Africa

Market conditions

- Total market turnover for FY10 down 5% on prior year with 2H10 up 8% on 1H10[1]
- South Africa ECM market activity for FY10 up 76% on prior year to $US6.2b and 2H10 down 43% on 1H10 to $US2.3b [2]

Activity

Cash

- Growth in market share – 3.2% vs 2.3% in prior year and 3.3% in 2H10 vs 3.1% in 1H10

ECM

- $US35m capital raised in FY10 predominantly in 1H10[4]

Derivatives / Delta 1

- Continued growth in Derivatives business

1. Datastream. 2. Dealogic (includes ordinary equity and equity-convertibles) 3. Index used: S&P/TSX Composite Index. 4. MCAL. 5. Bloomberg 1 Apr 10. 6. Includes stocks to be initiated under Macquarie following Sal. Oppenheim acquisition. Index used: STOXX 600


MACQUARIE

Market conditions and activity

Macquarie Capital – operating income up 11% on prior year, net profit contribution up 156% on prior year

448 deals valued at $A121b (299 deals valued at $A203b prior year)

Cash Equities > Underwriting > Advisory > Funds management > Balance Sheet

Infrastructure

Market conditions

- 282 deals completed globally worth $US194b in FY10, down 25% on prior year[1], with 2H10 down 16% on 1H10[1]
- Market is characterised by recapitalisations rather than asset sales
- Global PPP market remains active

Activity

- 83 deals valued at approx $A39b vs 66 deals valued at $A96b in prior year (2H10 up 75% on 1H10 by value)
- Adviser:
  - AquaSure on $A5.7b (net present cost) bid for the Victorian Desalination Project
  - Lion Power Holdings on $S2.4b refinance of Senoko Power's acquisition debt
  - Cintra and Meridiam Infrastructure on the $US2.0b North Tarrant Express managed lanes project in Texas, US
  - Inexus on the restructure of its debt facilities
- Joint Lead Manager, Adviser and Underwriter:
  - MIIFL and MPT's $C190m IPO of Leisureworld
  - Prime Infrastructure on its $A8.9b recapitalisation and restructure

Real Estate

Market conditions

- $US442b of real estate transactions completed globally in FY10, up 6% on prior year; $US263b of deals completed in 2H10, up 46% on 1H10[2]
- Globally, residential markets have moved ahead of commercial markets, experiencing significant capital value gains since 1Q10
- The global office cycle has been led by London and Hong Kong, with yields firming 100bps[3] and 127bps[4] respectively to 6% in London and 4.9% in Hong Kong

Activity

- 65 deals valued at approx $A19b vs 28 deals valued at $A7b in prior year (2H10 down 81% on 1H10 by value)
- Adviser:
  - Goodman Group's recapitalisation including $A4.1b debt restructuring, $A1.3b equity raising and $A500m hybrid securities issue to China Investment Corporation
  - Central Pattana Public Company's first capital increase investment valued at THB5.7b
- Sole Global Coordinator, Joint Bookrunner & Joint Lead Manager:
  - Powerlong Real Estate's $US383m IPO

TMET

Market conditions

- 1,006 deals completed globally worth $US258b, down 44% on prior year (1,479 deals worth $US464b)[5]
- Strong improvement in deals closed in 2H10 with 477 deals worth $US173b, down 6% on prior year but up 102% on 1H10[5]
- Gaming and Media equities performed strongly in FY10, up 64% and 61% respectively on prior year, compared to a 47% increase for the global market index[6]

Activity

- 38 deals valued at approx $A19b vs 30 deals valued at $A9b in prior year (2H10 down 10% on 1H10 by value)
- Lead Manager and Underwriter:
  - Singapore Technologies Telemedia on its €2.4b take-private of Eircom Holdings, owner of a 57.1% stake in Eircom
  - Carsales.com $A164m IPO
  - IPO Selldown of CanWest's $A680m strategic holding in Ten Network and Ten Network's $A138m placement
  - Sale of 100% interest in Younghwa Engineering to MBK Partners valued at KRW 170b

Funds Management

Market conditions

- Limited new commitments to managed infrastructure funds
- Signs of improvement appearing in patronage driven assets
- Gradual improvement in both availability and pricing of debt, with increased issuance from debt capital markets
- Listed markets improving, major markets have improved significantly

New Fund Initiatives

- African Infrastructure Investment Fund 2
- Macquarie Mexican Infrastructure Fund
- Macquarie Renaissance Infrastructure Fund (Russia)
- JV formed with China Everbright Limited to establish 2 funds that will invest in infrastructure across greater China
- Initiative to develop a renewable energy fund

Major Fund Initiatives

- Sold majority of Australian core real estate fund management platform (MOF, MCW and unlisted retail direct property funds) to Charter Hall
- MMG completed a re-capitalisation, internalisation of management and corporatisation
- MIG restructured into two separate listed entities, Intoll (a standalone entity) and Macquarie Atlas Roads (a Macquarie managed entity)
- MAp and MLE internalisations of management completed
- CPPIB takeover of MCG completed at $A3.00 per stapled security a 181% premium to 3 mth VWAP prior to offer

Activity

- Equity raised $A3.1b for FY10, down from $A7.6b in prior year ($A1.7b in 2H10 up from $A1.4 in 1H10)
- ~$A7b equity in unlisted funds available for investment, in line with prior year
- $A10b debt refinanced in FY10, in line with prior year
- ~5% total debt (~3% of drawn) maturing in next 12 mths
- Equity proceeds of $A2.7b from 13 infrastructure and private equity divestments for FY10, down from $A4.2b (8 divestments) in prior year
- Over $A2b of equity deployed (to existing and new assets) during FY10, down from $A9b in prior year

1. Infrastructure Journal. 2. Real Capital Analytics, Mergermarket. 3. SDC Platinum. 4. Jones Lang LaSalle. 5. Mergermarket. 6. Based on MSCI Global Indices. Source: Bloomberg


MACQUARIE

Market conditions and activity

Macquarie Capital – operating income up 11% on prior year, net profit contribution up 156% on prior year

448 deals valued at $A121b (299 deals valued at $A203b prior year)

Cash Equities > Underwriting > Advisory > Funds management > Balance Sheet

Resources

Market conditions

- 1,985 M&A deals completed globally in FY10 worth $US275b down 41% on prior year; 1,061 deals completed in 2H10 worth $US143b up 9% on 1H10[1]
- Australian ECM issuance in FY10 at $US17b with 494 deals completed, up 191% on prior year; 239 capital raisings in 2H10 worth $US5b down 55% on 1H10[2]
- Crude oil surged 72% during FY10, recovering from the lows experienced in 2H09. The close of FY10 corresponded with the high for the period of $US83.23/bbl - price rose 18% during 2H10[3]

Activity

- 157 deals valued at approx $A23b vs 91 deals valued at $A69b in prior year (2H10 up 61% on 1H10 by value)
- Adviser:
  - Rio Tinto / BHP Billiton iron ore joint venture in Western Australia
  - Viterra's $A1.6b acquisition of ABB Grain and underwriter of $A511m equity raising
  - TriStar's $C2.7b strategic combination with Petrobank Energy & Resources to form PetroBakken Energy
  - Eldorado Gold's $C2.4b all-scrip cross-border acquisition of Sino Gold Mining
  - $US1.6b reverse takeover and IDX-listing of BUMA, Indonesia's second largest mining contractor
- Joint Global Coordinator, Joint Bookrunner, Joint Sponsor and Joint Lead Manager:
  - United Company Rusal's $US443m concurrent secondary offerings in HK and Toronto
- Joint Lead Manager & Underwriter:
  - Rio Tinto $US15.2b renounceable rights issue
  - Oil Search's $A895m institutional placement

Industrials

Market conditions

- Completed M&A activity in FY10 down 25% on prior year[1]
- Increased activity levels expected to continue as corporates look to take advantage of stronger balance sheets, with focus on M&A activity and other growth initiatives
- Strong ECM activity especially in relation to IPOs (2H10 global IPO activity in the Industrials sector up 954% on prior year and 2H10 up 154% on 1H10)[1]
- Asian capital markets performed strongly in 2H10 and are expected to continue this performance
- The Australian IPO market remains open during FY11 with improved investor sentiment

Activity

- 73 deals valued at approx $A15b vs 66 deals valued at $A16b in prior year (2H10 down 19% on 1H10 by value)
- Sale of 100% of our investment in Microstar (US-based beer keg leasing business)
- Adviser:
  - Transpacific Industries' $A0.8b recapitalisation and $A2.3b debt refinancing
- Sole Global Co-ordinator, Joint Bookrunner, Joint Lead Manager and Joint Sponsor:
  - Miclyn Express Offshore's $A284m IPO
  - Shenguan Holding's $HK184m IPO
- Joint Global Co-ordinator, Joint Bookrunner and Joint Lead Manager:
  - Joyou AG's €105m IPO
- Joint Lead Manager:
  - Myer's $A2.2b IPO
  - Kathmandu's $A397m IPO
  - China Zhongwang Holdings $US1.3b IPO

FIG

Market conditions

- 437 M&A deals completed globally worth $US145b down 72% on prior year, with 2H10 up 27% on 1H10[3]
- Global FIG equity raisings $US388b up 10% on prior year, with 2H10 down 6% on 1H10[2]
- Large-scale M&A on the rise at end of FY10, in particular bailout motivated and cross-border M&A such as Prudential's acquisition of AIA, Metlife's acquisition of Alico and RBS' sale of its retail branches

Activity

- 32 deals valued at approx $A6b vs 18 deals valued at $A6b in prior year (2H10 up 83% on 1H10 by value)
- Joint Lead Manager:
  - Lloyds Banking Group's £13.5b rights issue
  - $US4.0b H-share offering and listing on the Hong Kong Stock Exchange of China Minsheng Banking Corp
  - PERLS V $A2.0b hybrid issue by CBA
  - ANZ's $A2.0b CPS2 capital raising

1. Bloomberg. 2. Dealogic. 3. Mergermarket


MACQUARIE

Market conditions and activity

Macquarie Funds Group – operating income up 27% on prior year, net profit contribution up 111% on FY09

Total MFG AUM $A210b – up 322% on FY09


Cash Equities
Underwriting
Advisory
Funds management
Balance Sheet

Australia

Market conditions
- AUM up 14.0% on prior year and 2H10 up 1.8% on 1H10[1]
- Wholesale AUM up 18.0% on prior year and 2H10 up 2.8% on 1H10[1]
- Retail AUM down 6.3% on prior year and 2H10 down 2.2% on 1H10[1]

Activity
- Strong relative fund performance in key sectors with first quartile performance over 3 years[4]:
  - Australian Shares – Index and Long Only
  - Global Property Securities
  - Enhanced Property Securities
- $A26.9b in inflows during FY10[5]
- Continue to see improved independent researcher ratings for a number of our funds in the retail/adviser market
- New funds launched including the True Index Sovereign Bond Fund, True Index Global Infrastructure Securities and Global Thematic Fund
- Launched the Macquarie Lifetime Income Guarantee Policy, a longevity risk solution
- Successfully launched a new generation of capital protected investment product that is capital protected annually, not just at maturity

Offshore

Market conditions
- US Mutual Fund AUM up 15.9% on prior year and 2H10 up 2.7% on 1H10[2]
- UK Mutual Fund AUM up 33.3% on prior year and 2H10 up 3.8% on 1H10[3]

Activity
- Delaware Investments ranked 16th out of 61 US mutual fund firms[6]
- Delaware earned 9 Lipper Awards in 2010 including 5 for municipal bond funds, 3 for taxable fixed income funds and 1 for an asset allocation fund
- More than $US16.8b in inflows into Delaware Investment products[7]
- Delaware Macquarie Global Infrastructure Fund was recently launched in the US, the first fund to capitalise on the combined resources of Macquarie and Delaware
- Expansion of fund derivatives capability with the hire of senior executives in the US to lead the global expansion of this business
- Inflows returning to Hedge Funds, in particular the Asia Long Short Fund
- New Asian Equity strategies launched
  - Asia Pacific Special Events Fund
  - Asian Leaders Segregated Portfolio
- Launched three UCIT compliant funds targeted at European and Asian investors

1. Rainmaker Roundup Report Dec 09. 2. Investment Company Institute Dec 09. 3. Investment Management Association Dec 09. 4. Mercer Wholesale Survey Jan 10. 5. Excludes Delaware Investments. 6. Annual Barron ranking, based on 2009 data. 7. Between Apr 09 – Mar 10


MACQUARIE

Market conditions and activity

Fixed Income, Currencies and Commodities – operating income up 43% on prior year, net profit contribution up 62% on prior year


Cash Equities
Underwriting
Advisory
Funds Management
Balance Sheet

Foreign Exchange

Market conditions
- Global FX volumes continue to be depressed
- Volatility remains low

Activity
- Volumes down 37% on prior year with 2H10 down 38% on 1H10
- Focus on organic growth in key markets - increasing presence in New York, London and Asia
- Alliance with Hong Kong based Sun Hung Kai Forex
- Continued development of retail FX platform opportunities

Energy

Market conditions
- Energy market conditions generally improving as some commodity prices and credit markets recover although gas prices showing signs of weakness as Northern Hemisphere summer approaches
- Oil prices higher
- Energy assets are starting to trade more freely

Activity
- Continue to build out the US gas and power franchise
- Expanded physical shipping – oil, coal

Agriculture

Market conditions
- Agricultural markets are returning to their fundamentals of supply and demand
- Spreads are narrowing but not below pre-crisis levels
- Volatility is falling
- Commodity prices are well off highs, much of this is seasonal

Activity
- Freight services now include both wet and dry freight
- Pulp & paper trading new underlyings including recycled paper

Metals

Market conditions
- Metals prices continue to rise
- The return of competitors sees spreads contracting

Activity
- Closed a number of acquisition financings, financed and successfully restructured a number of transactions

Emerging Markets

Market conditions
- Market conditions generally stable
- Good inflows into emerging markets funds

Activity
- Continuing to refine and broaden the US / Latin America offering
- Expanding services into the emerging European markets and CEMEA

US Credit

Market conditions
- Credit markets rallied alongside equity markets during the year
- Investment grade credit spreads declined by 56% over FY10 and 20% in 2H10[1]
- High yield bond prices increased by 35% over FY10 and 20% in 2H10[2]

Activity
- Client sales and trading capabilities established in 2H10 and trends were positive during the period
- Underwrote several new issue bond and loan transactions for clients during 2H10

1. Bloomberg CDX IG Index 2/4/09 – 31/3/10. 2. Bloomberg CDX HY Index 2/4/09 – 31/3/10


MACQUARIE

Market conditions and activity

Other banking divisions

Cash Equities > Underwriting > Advisory > Funds Management > **Balance Sheet**

Corporate and Asset Finance

Operating income up 116% on prior year, net profit contribution up 300% on prior year

Market conditions

- Margins on primary and secondary market corporate credits higher in FY10 than prior year. Margins contracted in 2H10 as liquidity returned to credit markets
- Attractive acquisition opportunities as competitors reduced participation or exited markets
- Opportunities for growth and acquisitions in leasing, particularly in:
  - Aviation
  - Information technology and telecommunications
  - Motor vehicles

Activity

- Strong conditions in Australian auto leasing – over 47,000 motor vehicles financed in Australia by CAF during FY10 (excluding the Ford Credit portfolio acquisition)
- Loan and asset portfolio up 61% on prior year with 2H10 up 21% on 1H10 to $A13.6b
- Acquisition of $A1.0b portfolio of Australian auto leases and loans from Ford Credit Australia
- Agreed to acquire a $US1.7b aircraft operating lease portfolio from International Lease Finance Corp
- Acquisition of services business from Relational Technology Services (RTS) and management of RTS's $US500m lease portfolio
- US Equipment Leasing Fund continues to raise equity and has commenced investing
- Increased resources in M&A to continue growth through platform / portfolio acquisitions

Real Estate Banking

Operating loss reduced by 63% on prior year, net loss contribution reduced by 58% on prior year

Market conditions

- Australian REIT prices up 30.8% on prior year with 2H10 down 9.5% on 1H10
- Evidence of improving market conditions across the key regions in which REB operate:
  - Strong demand for Australian residential property continued in 2H10, particularly from upgrading existing home-owners and investors
  - Residential markets in China performed strongly over FY10 with luxury apartment prices in Shanghai up 15.7% on prior year with 2H10 up 1.9% on 1H10
  - US housing generally started to stabilise during mid-2009 in line with a moderate increase in the median house price
  - Singapore CBD office values fell 20.9% on prior year and remain flat compared to 1H10
- Private equity real estate fund raising fell to $US41b in CY09 from a record $US137b in prior year

Activity

- Active management of principal investments and real estate development assets globally
- Disposition of the Kukdong building in Seoul, the single asset of MCO CR REIT, returning significant performance fees as well as capital gain on the investment
- Managing portfolio of existing risk participation finance facilities in real estate projects in Australia, the UK and the US


MACQUARIE

Market conditions and activity

Banking and Financial Services – operating income up 55% on prior year, net profit contribution of $A261m[1]

Private Wealth > Intermediary > Funds Management > Balance Sheet

Private Wealth/Direct

Market conditions

- Recovering equity markets with estimated ASX retail market trading volumes up 3% on prior year but 2H10 down 7% on 1H10

Activity

- Acquisition of Blackmont Capital, now integrated as Macquarie Private Wealth (Canada)
- Macquarie Private Wealth (MPW) remains No.1 Retail Full Service Stockbroker in terms of volume and market share
- MPW ASX retail turnover steady on prior year and 2H10 down 5% on 1H10
- New online trading platform, Macquarie Edge, won three major industry awards[2]
- Credit card white labelling roll out with Hilton Hotels and Jetstar
- Religare Macquarie Private Wealth wins Indian Private Banking International Global Wealth Award for Most Exciting Wealth Management Model
- Continued development of international ventures in India, Singapore, HK and the UK
- Increased focus on direct, non-advised clients
- Australia / NZ client numbers at 351,000 up 29% on prior year vs 325,000 at 1H10
- International client numbers at 70,000
- Adviser numbers increasing, currently at 595 vs 430 at prior year and 420 at 1H10

Intermediary

Market conditions

- Improving markets conditions

Activity

- Macquarie Life Inforce risk premiums up 103% on prior year with 2H10 up 40% on 1H10; launch of Superannuation Optimiser linking TPD cover across super and non-super. Ranked No.1 for integrity[3]
- Improving equity markets and inflows results in WRAP FUA reaching $A22.5b up from $A17.5b in prior year
- First funds lodged on UK wrap platform
- Independent research consultancy CoreData Brand Management named Macquarie Wrap 'Platform of the Year 2009'
- Macquarie Professional Series named S&P Product Distributor of the Year 2009
- Mortgages Australia trialling new product for re-entry into market
- Canadian Mortgages - record origination volumes - up 103% on prior year and 2H10 up 23% on 1H10
- Acquired remaining 50% of Olicc Technologies

Funds Management

Market conditions

- Challenging conditions for non-cash products

Activity

- Macquarie Agricultural Funds Management awarded Real Asset Manager of the Year[4]
- Macquarie Arrowstreet Global Equity Fund upgraded by S&P from four stars to five stars – their highest rating
- Walter Scott named S&P Top International Equities Fund 2009
- Establishment of channel to distribute products to wholesale investors
- Launched Switch fund – which met 30 Jun 09 targets
- Launched Global Franchise Service in India in conjunction with joint venture partner Religare

Balance Sheet

Market conditions

- Continued focus on balance sheet cash levels (Australian household deposits up 7% on prior year and 2H10 up 2% on 1H10)[5]
- RBA interest rates up 1% to 4.25%[6]

Activity

- Total retail deposits of $A15.5b up 16% from prior year and 2H10 up 12% on 1H10
- Cash Management Account (CMA) launched in Nov 08 now at $A3.6b
- MIML Board held a unit holders meeting on 22 April where a vote was taken to transfer the CMT, $A9.5b[7] at 31 Mar 10, to an on-balance sheet CMA. This transition will take place on 31 July
- Signing of Insurance Premium Funding and service agreement with the AON Group of Companies in Canada, the UK and Ireland

1. Compared to a net loss contribution of $A99m in the prior year. 2. AIMIA Best Financial Service: Outstanding Achievement award in the Interactive Media Awards (IMAs); Ranked No. 1 in Online Trading category in the inaugural AMBER Awards. 3. 2009 Taylor intermediary study. 4. US Foundation and Endowment Awards. 5. APRA Banking Statistics, Feb 10 versus Mar 09 and Sep 09. 6. 0.25% increase on 6 April 10. 7. This represents CMT balance at 31 Mar 10 net of amount on deposit with MBL ($A0.5b).



Strong funding and balance sheet position

- Retail deposits increased from $A13.4b at Mar 09 to $A15.5b at Mar 10
  - On 22 Apr 10 CMT unit holders approved the transfer of funds to CMA, effective 31 Jul 10 (CMT volume at 31 Mar 10 was $A9.5b[1])
- Removal of Government guarantee was anticipated and is not expected to impact funding position
  - No debt issued under the Government guarantee since Aug 09
- Capital of $A11.8b, $A4.0b in excess of the Group's minimum regulatory capital requirement
  - MBL Banking Group tier 1 capital ratio 11.5% (11.4% Mar 09)
- Proposed regulatory changes are likely to result in higher capital and tighter liquidity requirements for the banking sector. Macquarie continues to monitor regulatory and other market developments, and remains well capitalised and well funded

1. This represents CMT balance at 31 Mar 10 net of amount on deposit with MBL ($A0.5b)



Funded balance sheet remains strong

Macquarie Group Limited


$Ab
30 September 2009
ST wholesale issued paper (6%)
Other debt[2] maturing in the next 12 mths (8%)
Deposits (24%)
Debt maturing beyond 12 mths (44%)
Equity (16%)
6.0x excess
Cash and liquid assets (37%)
Trading assets (13%)
Loan assets < 1 year (8%)
Loan assets > 1 year (27%)
Equity investments[3] (6%)
Funding sources
Funded assets
31 March 2010
ST wholesale issued paper (7%)
Other debt[2] maturing in the next 12 mths (9%)
Deposits (26%)
Debt maturing beyond 12 mths (40%)
Equity (16%)
4.5x excess
Cash and liquid assets (30%)
Trading assets (17%)
Loan assets < 1 year (10%)
Loan assets > 1 year (30%)
Equity investments[3] (7%)
31 March 2010 Pro-forma[1]
Impact of CMT/CMA initiative
ST wholesale issued paper (6%)
Other debt[2] maturing in the next 12 mths (8%)
Deposits (34%)
Debt maturing beyond 12 mths (35%)
Equity (14%)
Loan capital
Hybrid
6.5x excess
Cash and liquid assets (37%)
Trading assets (15%)
Loan assets < 1 year (8%)
Loan assets > 1 year (27%)
Equity investments[3] (7%)
Debt investment securities
PPE

Note: These charts represent Macquarie Group Limited's funded balance sheets at the respective dates noted above. For details regarding reconciliation of the funded balance sheet to the Group's statutory balance sheet, refer to slide 62

1. Adjusted to reflect CMT volumes at 31 Mar 10. 2. Includes Structured Notes, Secured Funding, Bonds, Other Bank Loans maturing within the next 12 mths and Net Trade Creditors. 3. This represents the Group's co-investment in Macquarie managed funds and equity investments


MACQUARIE

Consistently strong capital base

- Well capitalised – surplus over Group's minimum regulatory capital requirement of $A4.0b
- Core equity represents 91% of the Group's capital base


$Ab
12
10
8
6
4
2
0
CPS
MIS
MIPS
Core equity
$A4.8b
$A7.2b
$A9.3b
$A10.2b
$A11.8b
2006
2007
2008
2009
2010
Pre-restructure: Tier 1 regulatory capital (Basel I)
Post-restructure: Eligible regulatory capital (Basel II)


MACQUARIE

Update on recent initiatives

Macquarie Securities

- **A global specialist offering unique insights into energy, resources, commodities, infrastructure, real estate, quant and FIG sectors driven by deep knowledge of the Asia Pacific region**
- **Currently 8th largest broker based on global stock coverage – Over 2,700 stocks covered globally**
- **Maintained No.1 market share in Australia and growing in other regions. Leading warrants market share Asia Pacific: Korea and Singapore (No.1), Hong Kong (No.3) and Australia (No.1) for FY10**

Acquisitions:
- Tristone:
  - Fully integrated into MSG
  - 36 sales, research and trading professionals in London, Denver and Calgary
- FPK:
  - Fully integrated into MSG
  - Over 110 staff in New York, Hartford, Boston, Chicago and London
  - Added FIG sector expertise in North America and Europe to complement Macquarie's well established FIG position in the Asia-Pacific region
  - Brought FIG research to approximately 765 stocks globally

Organic growth:
- 52 selective director level hires globally since FY09, majority of which are in the Cash Division

Acquisitions:
- Sal Oppenheim – Equity Trading and Derivatives
  - More than 90 staff based in Germany and Switzerland
  - Complements existing Asian derivatives operation and adds a wider set of products to its growing European business
- Sal Oppenheim – Cash:
  - Cash equities business comprising equities research, sales and trading and execution functions focused on continental Europe
  - 50 new staff based in Germany, France and Switzerland
  - Broadens existing pan-European reach with the business being particularly strong in Germany

Macquarie Capital

- **Integrated global M&A, DCM, ECM and principal investing platform specialising in Infrastructure, FIG, Real Estate, Industrials, TMET and Resources**
- **The leading Asia-Pacific ECM house, plus rapidly expanding advisory and ECM capabilities across Canada, the US, the UK, Germany and South Africa (MacCap completed a number of IPOs in all these regions during FY10)**
- **Leading alternative asset funds manager with $A96b of Assets Under Management across 100 businesses[1]**

Acquisitions:
- Tristone:
  - Acquisition closed Aug 09, now called "Macquarie Tristone". Integration complete
  - 43 new financings over $C4.4b for Canadian, American and European based oil and gas companies, where Macquarie acted as lead or co-lead in almost 30% of transactions
  - Closed 17 M&A transactions worth $C6.3b
  - Macquarie ranked No.3 globally in FY10 by oil and gas M&A deal count (including undisclosed and private deals)[2]
- Fox-Pitt Kelton Cochran Caronia Waller (FPK):
  - Acquisition closed 30 Nov 09. Integration now complete
  - Participated in 12 new financings/raising over $US44b for US and European financial institutions
  - US and Europe closed 11 FIG Advisory transactions worth $US1.3b
  - Macquarie/FPK US is currently mandated on 26 advisory engagements with aggregate estimated transaction size of approximately $US3.2b
  - Macquarie/FPK UK has been awarded a syndicate position on the landmark Prudential rights offering, in support of its acquisition of AIA from AIG

Organic growth:
- New offices: Buenos Aires, Mexico City and Moscow
- New senior hires: 40+ new director-level hires during FY10[3]
- New products: established DCM business in the US, taking part in $US3b of book-runs and $US3b of co-manager deals in four mths

1. As at 31 Mar 10 2. Bloomberg 3. In addition to the director level appointments associated with the acquisitions of Tristone and FPK



MACQUARIE

Update on recent initiatives

Fixed Income, Currencies & Commodities

- **Specialist in global commodity markets offering tailored price risk management solutions to significant commodity producers and consumers**
- **Top 5 physical gas marketer and highest ranked finance house in North America and participant in US physical power giving Macquarie and its clients important insights to energy market dynamics**
- **Leading arranger and placement agent in Australian primary debt markets and increasing participant in the US corporate debt markets offering clients valuable fundamental research, quality trade execution and outstanding trading opportunities**

Organic growth:
- Energy Markets:
  - Energy Markets Division outperformed expectations in FY10 and focussed on consolidating its North American gas and power franchise – Macquarie Energy
- Asian expansion:
  - Selective Asian growth initiatives with a Korean branch licence granted in 2H10 and the establishment of a Singapore-based physical oil trading capability
- Credit Trading:
  - Finalisation of the US build-out of the Credit Trading business and a focus on opportunities in Europe
- Emerging Markets:
  - Building upon the Miami based, Latam facing operation
  - Continued its growth in NY and began expansion into Europe
- Physical shipping:
  - Shipping of coal, LNG, oil
  - Freight – wet and bulk freight trading services
- Fixed Income and Currencies:
  - Expansion in NY, London and Asia

Macquarie Funds Group

- **Strong, established fund management franchise, particularly in Australia and the US, with over $A200b in Assets under Management**
- **Strength and discipline of an institutional manager with the responsiveness and innovation of a boutique**

Acquisitions:
- Delaware Investments:
  - Running ahead of expectations
  - Approx $A151b in AUM (as at 31 Mar 10)
  - Now branded "Delaware Investments, a member of Macquarie Group"
  - 20 staff from MFG now located in Philadelphia
  - Sales team combined in the US under Delaware Head of Distribution
  - Ability to offer Macquarie product into US distribution platform across a variety of asset classes including infrastructure securities, REITs and commodities
  - Systems upgrade and integration project underway

Organic growth:
- Selectively recruited 6 director level hires as part of organic expansion, particularly in the fundamental team within Listed Equities and the fund derivative capability in the US



MACQUARIE

Update on recent initiatives

Corporate and Asset Finance

- **Strong technical expertise to provide finance and asset management solutions to over 200,000 clients**
- **Over $A13.6b of assets, including corporate debt and leased autos, IT&T, manufacturing, infrastructure/energy, rail and aviation engines**
- **Leading Australian independent motor vehicle financier**

Acquisitions:
- Aviation Leasing
  - Agreed to acquire a portfolio of 47 modern aircraft from International Lease Finance Corp for approx. $US1.7b
  - Aircraft on lease to 35 airlines in 27 countries
  - Leverages Macquarie's existing expertise in the aviation leasing sector
  - Completion to occur over remainder of calendar 2010
- IT Leasing
  - Acquisition of Technology Services Division of RTS and management of RTS's approx. $US500m lease portfolio
  - Adds technology services capability to existing US equipment finance business and expands client base to over 2,400 companies in North America
  - Completion date: Feb 10
- Motor Vehicle Leasing
  - $A1.0b auto finance portfolios acquired as Ford Credit exits the Australian market
  - Ford portfolio performance exceeding pre-acquisition projections
  - Further expansion of existing domestic leasing businesses to provide finance to Australian SMEs

Organic growth:
- 6 director level appointments with expertise in leasing, lending, credit, legal and M&A

Banking and Financial Services

- **Premium advice, service and products to Australian retail investors through Australia's No.1 Full Service Retail Stockbroker, market leading platforms, supported by the largest cash hub in the country, and seeks to replicate this model in its international businesses in North America, Asia, and the UK**
- **Macquarie Wrap Solutions is one of Australia's leading platforms**

Acquisitions:
- Macquarie Private Wealth (Canada) (formerly Blackmont Capital)
  - Separation from former parent company CI completed and integration well advanced
  - Total assets under management: $C8.25b, up 5% from acquisition
  - Total number of advisers 144 with 13 additional adviser recruits since completion
  - Cross referral activities underway: e.g. opportunities for MPW advisors to bring corporate advisory clients and private placements to Macquarie Capital
  - Expansion of research coverage from 100 stocks to approx 450 across Canada and the US
  - Continued growth in revenue expected for both Macquarie Capital and BFS

Organic growth:
- Selectively recruited 16 director level hires as part of the group's expansion into the UK and Asian financial services markets and also in specialist areas including insurance and Service and Operations in the Australasian market


MACQUARIE

Macquarie model – focus over the medium term

- Client driven business
  - Main business focus is providing products and services to clients
  - Trading businesses focussed on client transactions
  - Minimal proprietary trading
- Alignment of interests with shareholders, investors, staff
  - Alignment through co-investment by Macquarie Group and staff
  - Performance driven remuneration
- Conservative approach to risk management
  - Conservative capital and funding profiles
  - Apply a stress test approach to all risk types, examining the consequences of worst case outcomes and gaining confidence they can be tolerated
  - Determine aggregate risk appetite by assessing risk relative to earnings more than by reference to capital
- Incremental growth and evolution
  - Significant portion of profit comes from businesses that did not exist five years ago but grow from areas of real expertise
  - Business initiatives driven from within the Operating Groups which are closest to markets and clients
- Diversified by business and geography
- An ability to adapt to change


MACQUARIE

Dividends

- Historic payout ratio 50 – 60%
- FY10 dividend set at $A1.86 ~ 60% payout ratio
  - 2H10 dividend $A1.00, up from 1H10 dividend of $A0.86
  - Dividend remains unfranked
- Dividend reinvestment plan
  - Discount removed
  - Scheme rules being amended to allow shares to be sourced on-market


MACQUARIE

Outlook

- Market conditions continue to improve but continuing uncertainty makes forecasting difficult
- Subject to market conditions, we currently expect improved operating results for all of our businesses in FY11 compared to FY10 (refer to slides 72-74)
- FY11 trading likely to be characterised by
  - Income statement:
    - Fewer one-off items (e.g. asset sales, writedowns and provisions), as seen in 2H10
    - Compensation ratio to be consistent with historical levels
    - Continued higher cost of funding reflecting market conditions and high liquidity levels including recent CMT/CMA initiative
  - Balance sheet:
    - Cash balances high as a result of the CMT/CMA initiative and will continue to be deployed across the businesses
    - Maintain equity investments at or below existing levels
- In addition to market conditions, FY11 result remains subject to a range of other challenges including:
  - Increased competition across all markets
  - Cost of our continued conservative approach to funding and capital
  - Regulation – including the potential for regulatory changes to impact flows to capital markets

33


MACQUARIE

Medium-term outlook

- Over the medium-term we continue to be well placed due to:
  - Global depth and reach of our businesses
  - Diversification of business mix
  - Strong committed team with interests aligned to shareholders
  - Strong balance sheet, capital and funding
  - Effective risk management
- Subject to economic activity continuing to increase across major markets, we expect:
  - Continued growth in revenue and earnings across most businesses over time
  - Continued growth in our global businesses driven by expanding our strong client franchise


MACQUARIE


3
Result Analysis and
Financial Management
Greg Ward
Chief Financial Officer

Macquarie Group Limited

Result Announcement for the year ended 31 March 2010

30 April 2010 – Presentation to Investors and Analysts


MACQUARIE

Key drivers of year

- Improved equity markets, cash equities well up on prior year
- Good ECM activity, reasonable corporate finance and advisory deal flow, slightly down on prior year
- Good contribution from base fees, performance fees well down on prior year
- Strong contributions from debt markets and new credit trading business
- Metals and energy capital business up on prior year
- Significant growth in corporate lending activities in CAF
- Gains from listed fund initiatives - MCG, MLE, MAp, MIG, MMG, A-REITs platform (2H10 $A125m; 1H10 $A414m)
- Gains from liability management – MIPS (1H10 $A127m) and subordinated debt (1H10 $A55m)
- Substantial negative fair value adjustment on fixed rate issued debt (2H10 $A3m; 1H10 $A252m)
- Further writedowns, provisions and net equity accounted losses (2H10 $A96m; 1H10 $A758m; FY09 $A2,044m)
- Increased compensation ratio (FY10 42.9%; FY09 40.7%)
- Stronger AUD
  - Average AUD/USD up 8% on FY09, 2H10 up 14% on 1H10
- Higher tax expense - effective tax rate 16% (2H10 22%, 1H10 7%) up from 2% in prior year


MACQUARIE

Income Statement

	Mar 10 $Am	Mar 09 $Am	Key drivers
Net interest income	1,080	938	Strong growth in corporate lending and leasing portfolio
Fee and commission income	3,721	4,045	M&A total deal value down, ECM up, performance fees down
Trading income	1,574	1,328	Strong contribution from energy businesses, debt markets and credit trading
Other income	651	883	Fewer asset sales compared to prior year
Operating income before writedowns, impairments, equity accounted gains/(losses) and one-off items	7,026	**7,194**	
Gains on listed fund initiatives[1]	539	-	MCG, MLE, MAp, MIG, MMG and A-REITs platform
Liability management: MIPS	127	197	
Liability management: subordinated debt	55	-	
Fair value adjustment on fixed rate issued debt	(255)	179	
Writedowns, impairment charges[2]	(706)	(1,901)	Refer slide 38
Share of net gains/(losses) of associates[1,2]	(148)	74	Refer slide 38
Mortgages Italy	-	(217)	Portfolio sold Oct 08
Total operating income (as reported)	6,638	**5,526**	
Total operating expenses	(5,344)	(4,537)	Increase in staff expenses
Net profit before tax and minorities	1,294	**989**	
Income tax expense	(201)	(15)	Refer slide 48
Minority interests	(43)	(103)	Reduction of MIPS
Net profit after tax	1,050	**871**	
Expense to income ratio	81%	**82%**	
Compensation ratio	43%	**41%**	

1. $A82m of equity accounting losses relating to fund internalisations has been included with "Gains on listed fund initiatives" and excluded from "Share of net gains/(losses) of associates". 2. FY09 comparatives have been restated to conform with FY10 presentation by including equity accounted gains.


MACQUARIE

Impairment charges and equity accounted gains/losses

	2H10 $Am	1H10 $Am	FY09 $Am
Impairment & equity accounted gains/losses of funds management assets and other co-investments			
Listed Macquarie-managed funds	(28)	45	442
Real estate equity investments	54	92	193
US portfolios of asset backed securities held as available for sale	-	62	55
Resources equity investments	1	2	120
Other equity co-investments	(15)	405	195
	12	**606**	**1,005**
Loan impairment provisions[1]			
Real estate loans	11	13	170
Resources loans	3	50	160
Corporate and Asset Finance leasing and lending	59	28	44
Banking and Financial Services business banking	(13)	29	95
Other loans	25	11	27
	85	**131**	**496**
Impairments recognised on trading asset positions[2]			
Other equity investments carried at fair value through P&L	-	-	265
CLO/CDO exposures held in trading portfolio	(1)	21	61
	(1)	**21**	**326**
One-off costs relating to Mortgage Italy exit[3]	-	-	**217**
Total	**96**	**758**	**2,044**

1. Includes specific credit provisions and collective allowance for credit losses recognised in the six months ended 31 Mar 10. 2. Selected items included are carried in the trading portfolio at fair value. Realised gains and losses, and unrealised gains and losses arising from changes in the fair value of the trading portfolio are recognised as trading income or expense in the income statement in the period in which they arise. 3. Excludes $A31m of operating expenses in FY09.


MACQUARIE

Macquarie Securities
Result

	Mar 10 $Am	Mar 09 $Am
Net trading income (including net interest)[1]	479	410
Brokerage and commissions	714	688
Other fee and commission income	263	156
Other income	2	1
Internal revenue[2]	22	121
Operating income before writedowns, impairments and equity accounted gains/(losses)	**1,480**	**1,376**
Writedowns, impairment charges	(2)	(35)
Share of net gains of associates	2	3
Total operating income (as reported)	**1,480**	**1,344**
Total operating expenses	(900)	(1,069)
Net profit contribution[3]	**580**	**275**
Staff numbers	1,673	1,540

- Net trading income up 17% on prior year:
  - Strong contribution from Arbitrage Trading activities as a result of favourable spreads in exchange traded instruments, particularly in Taiwanese, Indian and Korean markets
  - Improved demand for retail structured products in Asian markets albeit off a low base
  - Structured Equity Finance volumes down significantly on prior year
- Brokerage and commission income, up 4% on prior year:
  - Continued growth in US and European greenfield businesses
  - Impact of recent acquisitions including FPK and Tristone
  - Market share in Asia up on prior year
  - ASX turnover up 3% on prior year, Asia (excluding Japan) market turnover up 11% on prior year
  - Offset by stronger AUD and an increasing proportion of lower margin electronic trading
- Other fee and commission income, up 69% on prior year
  - Equity capital markets activity strong in Australia, Asia and Canada
- Operating expenses down 16% on prior year driven by:
  - Stronger AUD
  - Lower average headcount
  - Expense rationalisation
  - Lower brokerage and commissions expense

1. Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3. Management accounting profit before unallocated corporate costs, profit share and income tax.


MACQUARIE

Macquarie Capital
Result

	Mar 10 $Am	Mar 09 $Am
Net interest income/(expense)[1]	(255)	(381)
Base fees	463	524
Performance fees	12	218
Mergers and acquisitions, advisory and underwriting	1,035	1,156
Equity investment income	112	375
Operating lease income	66	70
Other income	72	205
Internal revenue[2]	110	256
Operating income before writedowns, impairments, equity accounted gains/(losses) and one-off items	**1,615**	**2,423**
Gains on listed fund initiatives	572	-
Writedowns, impairment charges	(362)	(905)
Share of net gains/(losses) of associates	(136)	10
Total operating income (as reported)	**1,689**	**1,528**
Total operating expenses	(1,019)	(1,240)
Minority interests	(13)	(31)
Net profit contribution[3]	**657**	**257**
EUM ($Ab)	38.6	53.3
AUM ($Ab)	96.5	159.5
Staff numbers	2,148	2,617

- Interest expense down 33% on prior year due to lower interest rates
- Base fees down 12% on prior year
  - EUM $A38.6b – 28% down on prior year
  - Impacted by listed fund initiatives including MAp internalisation and sale of MCG manager in 1H10
- Performance fees: significant performance fee from MAG recognised in prior year
- Advisory activity up on prior year although average deal size down: 448 deals valued at approx. $A121b (299 deals valued at approx. $A203b in prior year[4])
- Stronger ECM activity in 1H10
- Equity investment income down 70% in line with reduction in asset sales
  - FY10 included sale of Miclyn Express, Moto Hospitality, Puget Energy, RP Data
- Other income in the prior year included a one-off transaction and the write back of a provision
- Gains on listed fund initiatives $A572m: MCG, MLE, MAp, MIG, MMG, A-REIT platform
- Writedowns, impairment charges of $A362m include:
  - Equity investments ($A289m)
  - US portfolios of ABS held as available for sale ($A62m)
  - Loans and receivables ($A11m)
- Expenses down 18% on prior year
  - Reduction in average headcount

1. Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3. Management accounting profit before unallocated corporate costs, profit share and income tax 4. The prior year comparative includes two large deals of $A78b



Macquarie Funds
Result

	Mar 10 $Am	Mar 09 $Am
Base fees	234	142
Net interest income[1]	45	65
Other fee and commission income	103	143
Other income	40	9
Internal revenue[2]	4	4
Operating income before writedowns, impairments and equity accounted gains/(losses)	**426**	**363**
Writedowns, impairment charges	(9)	(14)
Share of net gains/(losses) of associates	10	(12)
Total operating income (as reported)	**427**	**337**
Total operating expenses	(333)	(292)
Minority interests	1	-
Net profit contribution[3]	**95**	**45**
AUM ($Ab)[4]	209.9	49.7
Staff numbers[5]	1,094	583

- Acquisition of Delaware Investments in Jan 10
  - Increased AUM by $A151b at Mar 10
  - Increased headcount by 521
- Base fees up 65% on prior year to $A234m
  - Increase in Assets under Management from $A50b at Mar 09 to $A210b at Mar 10, particularly due to Delaware acquisition
- Net interest income down on prior year:
  - Redemptions from retail loans issued to investors as part of structured investment offerings
  - Funding costs of Delaware Investments acquisition
- Other fee & commission income down 28% on prior year mainly due to non-recurring service fees and lower True Index income
- Other income benefiting from positive revaluations on seed investments that are carried at fair value
- Operating expenses up due to Delaware acquisition
  - Down 16% excluding Delaware due to lower employment costs and commission expenses.

1. Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3. Management accounting profit before unallocated corporate costs, profit share and income tax. 4. AUM does not include the Macquarie CMT ($A10.0b at 31 Mar 10) which is a product marketed by BFS and managed by MFG. 5. The acquisition of Delaware Investments in Jan 10 contributed 521 staff to the headcount increase



Assets under management of $A326b



$Ab
400
350
300
250
200
150
243.1
149.1
8.7
(5.7)
(8.3)
(27.7)
(27.2)
(6.3)
325.7
(10.0)
315.7
Delaware Investments acquired Jan 10
Funds no longer managed by Macquarie (MAp, MIG, MMG, MCW, MLE, MCG, A-REITs platform)
Strengthening of AUD
Mar-09
Delaware
Asset acquisitions
Asset disposals
Valuation adjustments
Fund initiatives
FX
Distributions & Other
Mar-10
Proposal to convert CMT to CMA
Pro-forma Mar-10


MACQUARIE

Fixed Income, Currencies and Commodities
Result

	Mar 10 $Am	Mar 09 $Am
Commodities[1]	713	650
Foreign exchange products[1]	93	164
Interest rate products[1]	363	163
Fee and commission income	203	166
Other income	93	89
Internal revenue[2]	80	66
Operating income before writedowns, impairments and equity accounted gains/(losses)	**1,545**	**1,298**
Writedowns, impairment charges	(76)	(330)
Share of net gains of associates	11	69
Total operating income (as reported)	**1,480**	**1,037**
Total operating expenses	(653)	(529)
Minority interests	-	1
Net profit contribution[3]	**827**	**509**
Staff numbers	884	680

- Commodities trading income up 10% on prior year:
  - Consolidation and growth of the Macquarie Energy franchise in the US gas and power business
  - Agricultural Commodities contribution broadly in line with prior year
  - Metals prices recovering, particularly gold prices
- Foreign Exchange income down 43% on prior year
  - Significant reduction in volatility and turnover in global foreign exchange markets during the year impacted all FX market participants
  - Strong AUD placed additional downward pressure on the foreign exchange revenues
- Interest rate products income up significantly on prior year
  - Substantial contribution from the Emerging Markets and Credit Trading businesses
  - Improved Australian debt market conditions
- Expenses up 23% on prior year driven by increased headcount

1. Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3. Management accounting profit before unallocated corporate costs, profit share and income tax


MACQUARIE

Corporate and Asset Finance
Result

	Mar 10 $Am	Mar 09 $Am
Net interest income[1]	361	129
Fee, commission and trading income	47	5
Operating lease income	68	114
Other income	39	24
Internal revenue[2]	27	17
Operating income before writedowns, impairments and equity accounted gains/(losses)	**542**	**289**
Writedowns, impairment charges	(87)	(77)
Share of net gains of associates	1	(1)
Total operating income (as reported)	**456**	**211**
Total operating expenses	(190)	(143)
Minority interests	(2)	(2)
Net profit contribution[3]	**264**	**66**
Staff numbers	685	539

- Interest income up significantly:
  - Loan and finance lease portfolios $A12.9b at Mar 10, up from $A6.9b at Mar 09
  - Acquisition of $A1.0b Ford Credit portfolio in Oct 09
- Fee, commission and trading income of $A47m was primarily due to mark-to-market gains on options and equity securities
- Operating lease income down 40% on prior year due to a decrease in the operating lease portfolio from $A1.4b at Mar 09 to $A692m at Mar 10
- Impairment charges largely relate to collective provisioning due to substantial growth in the loan and lease portfolios
- Operating expenses up 33%

1. Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3. Management accounting profit before unallocated corporate costs, profit share and income tax


MACQUARIE

Real Estate Banking
Result

	Mar 10 $Am	Mar 09 $Am
Net interest income[1]	(22)	(4)
Base fees	30	26
Performance fees	35	2
Other income	44	71
Internal revenue[2]	(13)	(12)
Operating income before writedowns, impairments and equity accounted gains/(losses)	**74**	**83**
Loss on listed fund initiatives	(33)	-
Writedowns, impairment charges	(110)	(356)
Share of net gains/(losses) of associates	(31)	5
Total operating income (as reported)	**(100)**	**(268)**
Total operating expenses	(52)	(94)
Net profit contribution[3]	**(152)**	**(362)**
AUM ($Ab)	5.0	14.8
Staff numbers	105	136

- REB net loss of $A152m reduced from a net loss of $A362m in the prior year, driven by significant reduction in writedowns and impairment charges
- Base and performance fees up on prior year due to sale of Macquarie Central Office CR-REIT Kukdong building in Korea
  - Underlying base fees down in line with lower AUM
- Other income down 38% on prior year
  - Prior year benefited from disposals of investments in Macquarie Prime REIT and Macquarie Goodman Asia
- Loss on sale of A-REIT investments sold to Charter Hall in Mar 10 ($A33m), as part of profitable transaction booked in Macquarie Capital
- Writedowns, impairment charges of $A110m include:
  - Real estate equity investments ($A71m)
  - Real estate loans ($A24m)
  - Non-financial assets ($A15m)
- Operating expenses down 45% due to lower headcount

1. Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3. Management accounting profit before unallocated corporate costs, profit share and income tax.


MACQUARIE

Banking and Financial Services
Result

	Mar 10 $Am	Mar 09 $Am
Net interest income[1]	551	425
Base fees	199	229
Brokerage and commissions	224	198
Platform and other fee and commission income	264	240
Income from life insurance business and other unit holder businesses	40	30
Other income	13	60
Internal revenue[2]	11	(22)
Operating income before writedowns, impairments and equity accounted gains/(losses)	**1,302**	**1,160**
Writedowns, impairment charges	(53)	(131)
Share of net gains/(losses) of associates	2	(7)
Mortgages Italy[3]	-	(217)
Total operating income (as reported)	**1,251**	**805**
Total operating expenses	(984)	(898)
Minority interests	(6)	(6)
Net profit contribution[4]	**261**	**(99)**
AUM[5] ($Ab)	14.3	19.2
FUM / FUA[6] ($Ab)	120.0	98.4
Staff numbers	3,268	2,598

- Net interest income growth
  - Retail deposits up 16% from $A13.4b at Mar 09 to $A15.5b at Mar 10 due to focus on cash offerings, including Cash Management Account
  - Australian mortgage portfolio down from $A18.3b at Mar 09 to $A14.3b at Mar 10
- Base fees down 13% on prior year
  - CMT AUM down from $A14.7b at Mar 09 to $A10.0b at Mar 10
- Acquisition of Blackmont Capital in Dec 09 and improved equity market conditions driving 13% increase in Brokerage and commissions income on prior year
- Platform and other fee and commission income up 10% on prior year
  - Australian Wrap platform $A22.5b at 31 Mar 10
- Other income in prior year included the sale of the majority of the margin lending business
- Writedowns, impairment charges include
  - Loan impairments ($A45m)
  - Other Impairment charges ($A8m)

1. Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3. Excludes operating losses and internal management charges (eliminated on consolidation in the Group's statutory P&L) totalling $A59m. 4. Management accounting profit before unallocated corporate costs, profit share and income tax. 5. The Macquarie CMT, reported in AUM above, is a BFS marketed product that is managed by MFG. 6. Funds under management / advice / administration ("FUM / FUA") includes AUM, funds on BFS platforms (e.g. Wrap FUA), total loan & deposit portfolios, client CHESS holdings and funds under advice (e.g. Macquarie Private Bank).



Expenses

- Expenses up 18%; compensation ratio 42.9% (FY09: 40.7%)
  - Compensation expenses up 27%
- Expense to income ratio 80.5% (FY09: 82.1%)



$Am
5,400
5,200
5,000
4,800
4,600
4,400
4,200
4,000
4,537
742
(40)
89
20
(4)
5,344
Increased office space in Sydney, New York, London; impact of acquisitions
15% increase in headcount (Mar 10: 14,657; Mar 09: 12,716)
Mar-09
Employment
Brokerage & commissions
Occupancy
Non-salary technology
Other
Mar-10



Taxation

	2H10 $Am	1H10 $Am	FY09 $Am
Net profit before tax	762	532	989
Add back: writedowns and impairment charges	96	758	2,044
Net profit before impairments and tax	858	1,290	3,033
Prima facie tax @ 30%	257	387	910
Income tax permanent differences	(64)	(124)	(282)
Income tax expense (before effect of impairments)	**193**	**263**	**628**
***Implied effective tax rate*[1]**	***23%***	***21%***	***21%***
Prima facie tax of write downs and impairment charges @ 30%	**(29)**	**(227)**	**(613)**
Income tax expense/(benefit)	**165**	**36**	**15**
***Actual effective tax rate*[1]**	***22%***	***7%***	***2%***

1. The effective tax rate is calculated on net profit before tax and after minority interests. Minority interests reduce net profit before tax by $A26m in 2H10, $A17m in 1H10 and $A103m in FY09.


MACQUARIE

Balance sheet highlights

- Balance sheet remains solid and conservative
  - Term assets covered by term funding and equity
  - As foreshadowed, surplus cash and liquids are being deployed
- Retail deposits continuing to grow, up 12% from Sep 09 to $A15.5b at Mar 10
  - Strong inflows into the recently launched CMA, $A3.6b at Mar 10 ($A1.7b at Sep 09)
  - CMT unit holders approved the transfer of funds to CMA, effective 31 Jul 10. CMT volume at 31 Mar 10 was $A9.5b[1]
- MQG issued $US2.5b of non-guaranteed debt in three US bond issues
  - No debt issued under the government guarantee since Aug 09
- Active liability management activities during the year resulted in the buyback of approx £158m hybrid capital securities and $US100m subordinated debt
- Capital of $A11.8b, $A4.0b in excess of the Group's minimum regulatory capital requirement
  - MBL Banking Group tier 1 capital ratio 11.5% (11.4% Mar 09)

1. This represents CMT balance at 31 Mar 10 net of amount on deposit with MBL ($A0.5b)


MACQUARIE

Funded balance sheet

	Mar 10 $Ab	Mar 09 $Ab
Funding sources		
Wholesale issued paper:		
Negotiable certificates of deposit	1.9	4.7
Commercial paper	3.0	3.0
Net trade creditors	0.4	0.4
Structured notes	2.8	4.0
Secured funding	8.3	6.6
Bonds	17.5	16.9
Other loans	0.7	0.9
Senior credit facility	6.9	7.4
Corporate/wholesale deposits	4.1	5.2
Retail deposits	15.5	13.4
Loan capital[1]	2.0	2.5
Equity and hybrids[2]	11.8	9.6
Total funding sources	**74.9**	**74.6**
Funded assets		
Cash and liquid assets	22.2	30.3
Net trading assets	12.7	9.1
Loan assets < 1 year	7.2	5.8
Loan assets > 1 year	22.3	19.5
Assets held for sale	0.1	0.2
Debt investment securities	2.8	1.2
Co-investment in Macquarie-managed funds and equity investments	5.5	7.2
Property, plant & equipment and intangibles	2.1	1.3
Total funded assets	**74.9**	**74.6**

- Well diversified funding sources
- Retail deposit base continues to grow, representing a stable and reliable source of funding
- Term funding beyond 1 year (excluding equity) has a weighted average term to maturity of 3.9 years

Term funding (drawn and undrawn[3]) maturing beyond 1 year (including equity)


$Ab
20
15
10
5
0
Equity
Loan capital
Debt
Total = $A44.0b
1-2 yrs
<3 yrs
<4 yrs
<5 yrs
5 yrs+

1. This includes Convertible Preference Securities. 2. Equity includes ordinary capital and Macquarie Income Securities of $A0.4b, and Hybrids include the Macquarie Income Preferred Securities of $A0.1b. 3. Undrawn term facilities for the Group include $A0.4b undrawn of the Senior Credit Facility.


MACQUARIE

Continued retail deposit growth

- Macquarie has been successful in pursuing its strategy of diversifying its funding sources through growing its deposit base
  - Focus has been on improving the composition and quality of the deposit base
  - Particularly good growth in the recently launched CMA deposit product, $A3.6b at Mar 10 ($A1.7b at Sep 09)
  - CMT funds will transfer to CMA on 31 Jul 10. CMT volume at 31 Mar 10 was $A9.5b[1]


$Ab
35
30
25
20
15
10
5
0
Mar-06
Mar-07
Mar-08
Mar-09
Mar-10
Mar-10 Proforma[2]
Retail
Corporate/wholesale

1. This represents CMT balance at 31 Mar 10 net of amount on deposit with MBL ($A0.5b) 2. Proforma includes effect of $A9.5b CMT transfer.


MACQUARIE

Growth of loan asset portfolio


$Ab
34
32
30
28
26
24
22
20
Corporate lending portfolio growth
Mortgages Canada
Acquisition of $A1b Ford Credit portfolio (Oct 09)
Reduction in operating lease portfolio
25.3
3.7
2.6
1.0
(0.8)
(1.2)
(1.1)
29.5
Mar-09
CAF Lending
Mortgages
Ford Credit
Real Estate
Structured Investment Loans
Other
Mar-10

Per funded balance sheet, including loan assets held at amortised cost, loan assets held at fair value through P&L and operating lease assets held as other assets



MACQUARIE

Loan asset portfolio quality

Loan category	Net carrying value Mar 10 $Ab	Provisions coverage Mar 10 %[1]	Net carrying value Mar 09 $Ab	Provisions coverage Mar 09 %[1]	
Mortgages					Secured by residential mortgages and supported by mortgage insurance • Aust: arrears[2] = 1.0%, most loans are fully mortgage insured • US: arrears[2] = 5.1%, majority of loans where LVR > 80% are mortgage insured • Canada: most loans are fully insured with underlying government support
- Australia	2.2	0.7%	1.9	0.4%	
- US	0.9	1.9%	1.3	1.8%	
- Canada	6.7	-	4.0	<0.1%	
Structured investments	4.0	1.1%	5.2	0.6%	Retail loans to invest in various investment funds. Secured by investments with value protected by capital guarantees at maturity. Underlying assets primarily include direct and indirect equities & cash
Banking	3.6	1.1%	3.3	0.8%	Secured relationship managed loan portfolio of $A3.2b to professional & financial services firms, real estate industry clients, insurance premium funding and other small business clients. Secured largely by real estate, working capital and business cash flows and credit insurance; Other consumer lending of $A0.4b including credit cards
Real estate	0.6	16.7%	1.4	12.1%	Loans secured against real estate, subject to regular independent valuations. Large impairment provisions
Resources and commodities	1.7	8.7%	1.5	12.8%	Diversified loan portfolio primarily to resources sector that are secured by the underlying assets. Secured by gold, base metals and oil resources and supported by price hedging
CAF leasing	3.7	1.3%	3.7	1.7%	Secured by underlying leased assets (motor vehicles and specialised equipment), diversified portfolio by geography and security asset class
CAF lending[3]	5.1	1.4%	1.4	1.1%	Diversified secured corporate lending, subject to regular recoverability review. Secured by diverse range of corporate assets and other securities.
Other lending	1.0	3.0%	1.6	3.1%	Includes: • aircraft operating lease portfolio to single counterparty with average aircraft life <3 years, all aircraft residual values insured. • amounts on deposit with financial institutions as collateral for trading positions. • other secured lending, subject to regular recoverability review. Secured by diverse range of corporate assets and other securities.
Total loan assets[4]	29.5		25.3		

1. Coverage % based on total collective and specific provisions divided by gross loan value at 31 Mar 10. 2. Arrears based on 90+ days past due at 31 Mar 10 across all mortgage portfolios. 3. Excludes assets recorded as Debt Investment Securities. 4. Per the funded balance sheet, including loan assets held at amortised cost, loan assets held at fair value through P&L and operating lease assets held as other assets.



MACQUARIE

Reduced equity investment portfolio[1]



$Ab
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
7.4
1.3
(1.1)
(0.7)
(0.4)
(0.8)
(0.1)
3.0
2.6
Significant disposals include MCG, Puget Energy, MW Cell, Bendigo & Adelaide Bank
Equity impairments since 31 Mar 09
Significant acquisitions include BrisConnections, AquaSure (Vic desalination project), Goodman Group, Miclyn Express Offshore Limited
Includes net equity accounted losses of $A230m; dividends of $A422m
Significant FX impact: strengthening of $A from Mar 09 ($US0.67) to Mar 10 ($US0.92) reducing $A value of offshore assets
Listed $A3.0b
Unlisted $A2.6b
Mar-09
Acquisitions
Disposals
Equity accounting and dividends
Impairments
FX
Other
Mar-10

1. Includes equity investments available for sale, investments in associates and JVs, equity investments carried at fair value through P&L and equity investments Held for Sale ('HFS'). Investments are classified as HFS when it is highly probable that the asset will be sold in the subsequent 12 months (31 Mar 10: $A118m; 31 Mar 09: $A209m).


MACQUARIE

Equity investments of $A5.6b

Category[1]	Carrying value Mar-10 $Am	Carrying value Mar-09 $Am	Description
Debt investment entities	225	284	Largely relates to holding in Diversified CMBS Investments Inc. Underlying investments are commercial mortgage-backed securities that are highly rated
Energy and resources	289	533	Over 100 separate investments
Finance, investment, funds management and exchanges[2]	748	910	Significant investments include Macquarie AirFinance (GATX), J-Rep and MGPA. Investments in exchange seats including ASX, Korea, Tokyo, Chicago
Real Estate	547	941	Represents property and JV investments/loans. Includes investments in Spirit Finance, Medallist and Goodman Group
Telecos, internet, media and entertainment	271	662	Includes investments in Macquarie Zhaophin Holdings and Southern Cross Media Group Limited
Transport, industrial and infrastructure	2,242	2,295	Includes investments in Miclyn Express Offshore, BrisConnections, and Macquarie Airports
Macquarie Capital managed funds	787	1,178	Diversified Utility & Energy Trust, Macquarie Atlas Roads Limited, Macquarie DDR Trust, Macquarie Infrastructure Company, Macquarie International Infrastructure Company, Macquarie Korea Infrastructure Fund, MAIP, MIP funds, MEIF funds
Other Macquarie managed funds	388	359	Includes investments that hedge DPS plan liabilities – no exposure to MQG, and MFG
Held for sale	118	209	Investments classified as HFS when it's highly probable that the asset will be sold in the subsequent 12 mths
	5,615	7,371	

1. The categories of equity investments above have been restated to reflect listed fund initiatives during the year ended 31 Mar 10. The equity investment in these funds are now shown in their respective industry categories.


MACQUARIE

Positions in Listed Macquarie-managed funds & fund managers[1]

	Net carrying value[2] $Am	Market value $Am	Unrealised gain/(loss) $Am	FY10 Initiatives completed to close the valuation gap
MAp Airports	1,152	1,245	93	Successful internalisation of management; sold stakes in JAT (~$A260m) and Bristol Airport (£128m); reduced distribution to align with cash earnings
Intoll Group (formerly MIG)	472	356	(116)	Successful restructure of the MIG portfolio into two separate listed entities with assets allocated according to their maturity and risk profile; Intoll is a standalone entity; special 10c distribution per security
Macquarie Atlas Roads Group (formerly MIG)	80	60	(20)	New Macquarie-managed listed entity created from the MIG restructure
Charter Hall Office REIT (formerly MOF)	75	84	9	$A508m equity raising; realisation of assets; renegotiated debt terms; refinanced $A570m CMBS
Charter Hall Retail REIT (formerly MCW)	45	33	(12)	Exited 80% of US investments almost 15 mths ahead of schedule; successful AAA rated $A265m CMBS issue, first $ACMBS issue since Oct 07; renegotiated debt terms
Southern Cross Media Group (formerly MMG)	211	206	(5)	Repayment of $A535m business level debt using $A294m of equity raised and existing cash; successful internalisation of management and simplification of corporate structure into single publicly listed media company; buyback completed
Macquarie International Infrastructure Fund (SGX listed)	55	44	(11)	Focus on Asian infrastructure via €88m sale of its interest in MEIF and IPO of Leisureworld for $C67m[3]; proposed sale of its 8.7% interest in Arqiva for £117m; repaid all corporate level debt
J-REP co Ltd (TSE listed)	46	13	(33)	Completed business restructure (asset sales, cost reductions, and repayment of all recourse debt facilities), increased core portfolio occupancy to 90% (with 12 of 14 properties now at 100%)
Macquarie Infrastructure Company (NYSE listed)	60	55	(5)	Partial sale of District Energy and repayment of holding company debt; amended terms and reduced debt of largest business; exited underperforming business
Macquarie Korea Infrastructure Fund (KRX listed)	55	58	3	KRW86b Seosuwon-Osan-Pyungtaek Expressway sub loan divestment; KRW157b securitisation of Cheonan-Nonsan Expressway sub loan interest receivables
DUET Group	15	15	-	$A265m equity raising; reduced distribution in line with increased issued equity
Macquarie DDR Trust[4]	1	1	-	Proposed recapitalisation and new cornerstone investment, comprised of a ~$A200m entitlement offer and a $A9.5m private placement. The proceeds will be used to repay debt and stabilise MDT's balance sheet[5]
			(97)	

1. Includes previously managed funds. 2. Carrying value net of AVS and equity accounted reserves. All values as at 31 Mar 10. 3. Represents net proceeds. 4. On 30 Mar 10 and after being in a trading halt since 26 Mar 10, MDT entered into voluntary suspension. 5. Subject to the finalisation of underwriting arrangements and receipt of standstill agreements from lenders and derivative counterparties.



Sustained business performance

- Macquarie Capital Funds' ten largest infrastructure businesses[1] have shown resilience in challenging markets
- The majority of these assets experienced improvement in operational performance with an average 1 year EBITDA growth of 9%

		Acquisition Date	1 year EBITDA Growth[2]	2 year EBITDA CAGR[2]	3 year EBITDA CAGR[2]
Thames Water	Utility (UK)	Dec 06	7%	4%	7%
Puget	Utility (US)	Feb 09	-3%	n/a	n/a
Arqiva[3]	Communications (UK)	Jan 05	15%	8%	n/a
APRR	Toll road (France)	Feb 06	5%	2%	5%
Airwave[4]	Communications (UK)	Apr 07	62%	32%	n/a
Techem	Utility (Germany)	Jan 08	5%	n/a	n/a
Wales and West	Utility (UK)	Jun 05	0%	14%	32%
Duquesne Light	Utility (US)	May 07	-9%	-1%	n/a
Indiana Toll Road	Toll road (US)	Jun 06	6%	5%	n/a
M6 Toll	Toll road (UK)	Oct 99	2%	-1%	2%

1.Based on the proportionate enterprise value of the Macquarie managed interest in each business at 31 Dec 09. 2. Compound annual growth in EBITDA up to the year ending 31 Mar 10 for all assets except Puget which is based on year ending 28 Feb 10. Figures based on management accounts and/or audited financial statements where available. EBITDA growth is pre exceptional items. 3. Arqiva acquired National Grid Wireless in Apr 07. EBITDA growth figures have been stated to show the performance of the combined business. 4. EBITDA growth driven by completion milestones received from roll out of fire and ambulance communication infrastructure.



Group capital surplus of $A4.0b

- Group capital of $A11.8b at 31 Mar 10, a $A4.0b buffer of capital in excess of the Group's minimum regulatory capital requirements
- Strong Banking Group capital ratios - Tier 1: 11.5%; Total Capital: 13.3%


$Ab
6.0
5.0
4.0
3.0
2.0
1.0
0.0
3.1
Capital raisings
1.2
0.2
Option exercises, MEREP
0.5
FY earnings net of dividend accrual and regulatory adjustments
(0.3)
MIPS redemption
(0.4)
CAF lending, FICC growth
0.4
Reduced equity risk due to asset sales (e.g. Puget, MCIG), FX impacts and impairments
(0.7)
Delaware, FPK, Blackmont Capital, Ford portfolio
4.0
Mar-09
Capital raisings & reserve movements
Retained earnings, dividends, DRP
Eligible hybrid equity
Banking Group capital requirements
Non-Banking Group capital requirements
Acquisitions
Mar-10


MACQUARIE

Regulatory developments

- The Basel Committee and APRA have recently announced proposals to enhance the capital and liquidity frameworks
  - Proposals are mostly still in draft form and remain subject to calibration and finalisation during 2010 and 2011, with implementation expected by the end of 2012
  - These changes are likely to result in higher capital and tighter liquidity requirements for the banking sector
  - Changes to market risk capital requirements will be implemented in Jan 2011 and are not expected to be material for MGL
- Overall impact will not be known until the rules are finalised and calibrated
- Macquarie continues to monitor regulatory and other market developments, and remains well capitalised and well funded


MACQUARIE


A
Appendix
Additional information – Funding

Macquarie Group Limited

Result Announcement for the year ended 31 March 2010

30 April 2010 – Presentation to Investors and Analysts



Group funding structure

- MGL and MBL are the Group's two primary external funding vehicles which have separate and distinct funding, capital and liquidity management arrangements
- MBL provides funding to the Bank Group and intra-group funding to MGL
- MGL provides funding predominantly to the Non-Bank Group



Debt
MACQUARIE GROUP LIMITED (MGL)
Equity
Debt & Equity
Debt & Equity
Intra-group Loan
Debt & Hybrid Equity
MACQUARIE BANK LIMITED (MBL)
Bank Group
Non-Bank Group



Funded balance sheet reconciliation

- The Group's statutory balance sheet is prepared based on generally accepted accounting principles which do not represent actual funding requirements
- A funded balance sheet reconciliation has been prepared to reconcile the reported assets of the consolidated Group to the assets that require funding

	Mar 10 $Ab	Mar 09 $Ab
Total assets per Statutory Balance Sheet	**145.9**	**149.1**
Deductions:		
Self funded trading assets	(15.4)	(10.5)
Derivative revaluation accounting gross ups	(21.2)	(26.1)
Life investment contracts and segregated assets	(7.3)	(6.9)
Broker settlement balances	(5.7)	(5.5)
Working capital assets	(6.6)	(5.1)
Less non-recourse funded assets:		
Securitised assets and non-recourse warehouses	(14.8)	(20.4)
Total assets per Funded Balance Sheet	**74.9**	**74.6**



Funding for the Bank Group

31 March 2010

	Mar 10 $Ab	Mar 09 $Ab
Funding sources		
Negotiable certificates of deposit	1.9	4.7
Commercial paper	3.0	3.0
Net trade creditors	-	0.2
Structured notes	2.6	3.7
Secured funding	7.7	5.8
Bonds	14.3	16.9
Other loans	0.2	0.4
Corporate/wholesale deposits	4.1	5.2
Retail deposits	15.5	13.4
Loan capital	1.4	1.9
Equity and hybrids[1]	8.5	6.4
Total funding sources	**59.2**	**61.6**
Funded assets		
Cash and liquid assets	20.1	25.5
Net trading assets	11.3	8.1
Loan assets < 1 year	6.8	5.6
Loan assets > 1 year	21.3	17.9
Assets held for sale	0.1	0.1
Debt investment securities	2.5	0.6
MBL intra-group loan to MGL	1.2	3.8
Non-Banking Group deposit with MBL	(6.9)	(2.5)
Co-investment in Macquarie-managed funds and equity investments	1.6	2.1
Net trade debtors	0.1	-
Property, plant & equipment and intangibles	1.1	0.4
Total funded assets	**59.2**	**61.6**

- Bank balance sheet remains very liquid, well capitalised and with a diversity of funding sources
- Term funding beyond 1 year (excluding equity) has a weighted average term to maturity of 3.8 years
- Retail deposits of Macquarie Bank Limited benefit from the guarantee provided by the Australian Government[2]

Term funding (drawn and undrawn[3]) maturing beyond 1 year (including equity)



$Ab
15
10
5
0
Equity
Hybrids
Loan capital
Debt
Total = $A31.2b
1-2yrs
<3yrs
<4yrs
<5yrs
5yrs +

1. Equity includes ordinary capital and Macquarie Income Securities of $A0.4b. Hybrids include the Macquarie Income Preferred Securities of $A0.1b. 2. The first $A1 million of aggregate retail deposits held by an individual is guaranteed for free under the Financial Claims Scheme. 3. There are no undrawn term facilities for the Bank Group at 31 Mar 10.



Funding for the Non-Bank Group

31 March 2010

	Mar 10 $Ab	Mar 09 $Ab
Funding sources		
MBL intra-group loan to MGL	1.2	3.8
Net trade creditors	0.5	0.2
Structured notes	0.2	0.3
Bonds	3.2	-
Secured funding	0.6	0.8
Other loans	0.5	0.5
Senior credit facility	6.9	7.4
Loan capital[1]	0.6	0.6
Equity	3.3	3.2
Total funding sources	**17.0**	**16.8**
Funded assets		
Cash and liquid assets	2.1	4.8
Non Banking Group deposit with MBL	6.9	2.5
Net trading assets	1.4	1.0
Loan assets < 1 year	0.4	0.2
Loan assets > 1 year	1.0	1.6
Assets held for sale	-	0.1
Debt investment securities	0.3	0.6
Co-investment in Macquarie-managed funds and equity investments	3.9	5.1
Property, plant & equipment and intangibles	1.0	0.9
Total funded assets	**17.0**	**16.8**

- Non-Bank Group is predominantly term funded
- Term funding beyond 1 year (excluding equity) has a weighted average term to maturity of 3.8 years
- MBL intra-group loan has been amortised to $A1.2b with the remainder maturing in 2012

Term funding (drawn and undrawn[2]) maturing beyond 1 year (including equity)



$Ab
7
6
5
4
3
2
1
0
Equity
Loan capital
Debt
Total = $A14.0b
1-2 yrs
<3 yrs
<4 yrs
<5 yrs
5 yrs+

1. This includes Convertible Preference Securities. 2. Undrawn term facilities for the Non-Bank include $A0.4b undrawn on the Senior Credit Facility.


MACQUARIE

Explanation of Funded Balance Sheet Reconciling Items

- **Self funded trading assets:** There are a number of entries on the balance sheet that arise from the normal course of trading activity we conduct with our clients and counterparties. They typically represent both sides of a transaction. The entries off-set each other as both the asset and liability positions are recorded separately. Where these entries are matched, they do not require funding.
- **Derivative re-valuation accounting gross ups:** Macquarie's derivative activities are mostly client driven with client positions hedged by off-setting positions. The derivatives are largely matched and this adjustment reflects that the matched positions do not require funding.
- **Life investment contracts and other segregated assets:** These represent the assets and liabilities that are recognised where we have products such as investment-linked policy contracts. The policy (contract) liability will be matched by assets held to the same amount and hence do not require funding.
- **Broker settlement balances:** At any particular time our broking business will have outstanding trades to settle with other brokers. These amounts (payables) can be offset in terms of funding by amounts that we are owed at the same time by brokers on other trades (receivables).
- **Short term working capital assets:** As with the broker settlement balances above, Macquarie through its day-to-day operations generates working capital assets (e.g. receivables and prepayments) and working capital liabilities (e.g. creditors and accruals) that produce a 'net balance' that requires funding rather than the gross balance.
- **Securitised assets and non-recourse warehouses:** Some lending assets (mortgages and leasing) are commonly sold down into external securitisation entities or transferred to external funding warehouses. As a consequence they are non-recourse to Macquarie and are funded by third parties rather than Macquarie.


MACQUARIE

B Appendix

Additional information – Capital

Macquarie Group Limited

Result Announcement for the year ended 31 March 2010

30 April 2010 – Presentation to Investors and Analysts


MACQUARIE

Macquarie Group regulatory capital
Surplus calculation

	$Am	
Macquarie Group eligible capital:		
Banking Group Gross Tier 1 capital	7,930	
Non-Bank eligible capital	3,880	
Eligible capital	11,810	(a)
Macquarie Group capital requirement:		
Banking Group contribution		
Risk-weighted assets (excluding intra-group exposures)[1]	46,940	
Internal minimum Tier 1 ratio (Bank)	7%	
Capital required to cover risk-weighted assets	3,286	
Tier 1 deductions	2,466	
Banking Group contribution	5,752	
Non-Banking Group contribution	2,094	
Capital requirement	7,846	(b)
Surplus over Group's minimum regulatory capital requirement	3,964	(a)-(b)

1. In calculating the Bank's contribution to Group capital requirement, RWA associated with exposures to the Non-Bank are eliminated ($A393m as at Mar 10).


MACQUARIE

Macquarie Group regulatory capital
Banking Group contribution

	Risk-weighted assets $Am	Tier 1 Deductions $Am	Capital Requirement[1] $Am
Credit and equity risk			
On balance sheet	26,824		1,878
Off balance sheet	9,615		673
Credit and equity risk subtotal	36,439		2,551
Market risk	2,480		174
Operational risk	6,748		472
Other	1,273	2,466	2,555
Contribution to Group capital calculation	46,940	2,466	5,752
MBL intra-group loan to MGL	393[2]		
Banking Group standalone risk-weighted assets	47,333		

1. The capital requirement is calculated as the capital required for RWA, at the internal minimum Tier 1 ratio of the Banking Group (7%), plus Tier 1 deductions. 2. Intra-group loan eliminated for calculation of Group capital requirement.


MACQUARIE

Macquarie Group regulatory capital

Non-Banking Group framework

- APRA has specified a regulatory capital framework for MGL
- A dollar capital surplus is produced; no capital ratio calculation is specified
- APRA has approved Macquarie's Economic Capital Adequacy Model (ECAM) for use in calculating the regulatory capital requirement of the Non-Banking Group
- Any significant changes to the ECAM must be approved by the MGL Board and notified to APRA within 14 days
- The ECAM is based on similar principles and models as the Basel II regulatory capital framework for Banks, with both calculating capital at a one year 99.9% confidence level:

Risk[1]	Basel II	ECAM
Credit	▪ Capital requirement determined by Basel II formula, with some parameters specified by the regulator (e.g. loss given default)	▪ Capital requirement determined by Basel II formula, but with internal estimates of some parameters
Equity	▪ Simple risk-weight approach or deductions. Tier 1 capital requirement between 24% and 50% of face value[2]	▪ Extension of Basel II credit model to cover equity exposures. Capital requirement between 39% and 82% of face value; average 51%
Market	▪ 3 times 10 day 99% Value at Risk (VaR) plus a specific risk charge	▪ Scenario-based approach. Greater capital requirement than under regulatory regime
Operational	▪ Basel II Advanced Measurement Approach	▪ Basel II Advanced Measurement Approach

1. The ECAM also covers insurance underwriting, non-traded interest rate risk and the risk on assets held as part of business operations, e.g. fixed assets, goodwill, intangible assets, capitalised expenses and certain minority stakes in associated companies or stakes in joint ventures. 2. Assuming an 8% Tier 1 ratio, the 300% and 400% risk weightings for equity exposures under Basel II equate to a capital requirement of 24% or 32%. Any deductions required for equity exposures are 50/50 Tier 1 and Tier 2, hence a 50% Tier 1 capital requirement


MACQUARIE

Macquarie Group regulatory capital

Non-Banking Group contribution

	Assets $Ab	Capital Requirement $Am	Equivalent Risk Weight
Funded assets			
Cash and liquid assets	2.1	23	13%
Loan assets[1]	1.4	85	76%
Debt investment securities	0.3	17	72%
Co-investment in Macquarie-managed funds and equity investments	3.8	1,685	561%
Co-investment in Macquarie-managed funds (relating to investments that hedge DPS plan liabilities)	0.1		
Property, plant & equipment and intangibles[2]	1.0	276	355%
Non-Banking Group deposit with MBL	6.9		
Net trading assets	1.4		
Total funded assets	**17.0**	**2,086**	
Self-funded and non-recourse assets			
Self funded trading assets	2.5		
Broker settlement balances	3.8		
Working capital assets	2.9		
Total self-funded and non-recourse assets	**9.2**		
TOTAL NON-BANKING GROUP ASSETS	**26.2**		
Off balance sheet exposures, operational, market & other risk and diversification offset[3]		8	
NON-BANKING GROUP CAPITAL REQUIREMENT		**2,094**	

1. Includes leases. 2. A component of the intangibles relating to the acquisitions of Orion Financial Inc and Tristone Capital Global Inc are supported 100% by exchangeable shares. These exchangeable shares have not been included in eligible regulatory capital. 3. Includes capital associated with net trading assets (e.g. market risk capital), net trade debtors and assets held for sale


MACQUARIE


Appendix
Additional information
– Outlook operating groups

Macquarie Group Limited
Result Announcement for the full year ended 31 March 2010
30 April 2010 – Presentation to Investors and Analysts


MACQUARIE
Outlook operating groups

Macquarie Securities Group

- Subject to market conditions, currently expect FY11 to be up on FY10
- Vision to be a global broker with strong Asia Pacific foundations over the medium term
- Improved market conditions should provide good growth opportunities for the Cash Division, albeit expect lower Australian ECM
- Outlook for Derivatives / Delta 1 Trading is for product volumes to increase, albeit off a low base, and for trading conditions to continue to improve
- Overall see good growth opportunities in the medium to long term

Macquarie Capital

- Subject to market conditions, expect FY11 to be up on FY10
- Expect reasonable activity in Asian, US, Canadian and Australian markets during FY11, albeit lower Australian ECM
- Growth in EMEA activities promising as economies improve
- Leverage and further develop collaboration with Macquarie Securities Group (FPK, Tristone & Sal. Oppenheim), FICC and other Macquarie Groups as appropriate
- Macquarie Capital Funds strategy – substantially lower income from listed funds; focus on unlisted fund raisings and continue expansion into new geographies and sectors


MACQUARIE

Outlook operating groups

Macquarie Funds Group

- Subject to market conditions, currently expect FY11 result to be well up on FY10
- Expect much larger contribution from Delaware Investments in FY11 given the full year impact
- Strong relative investment performance across numerous products should enable further organic growth
- Expect continued investment in business and still pursuing acquisition opportunities

Fixed Income, Currencies and Commodities

- Expect FY11 to be moderately up on FY10, as FICC continue to invest in organic growth initiatives
- Witnessing normalisation of many of FICC markets - the return of competitors placing pressure on margins and increasing competition for staff
- Focus on selective growth in Asia
- Lesser impact of normalising spreads

Corporate and Asset Finance

- Currently expect FY11 result to be significantly up on FY10
- Continued growth in lease / loan portfolio under management from FY10
- Continue to seek opportunities for growth through acquisitions
- Growing leasing pipeline in some business units
- Further opportunities to deploy balance sheet in the Australian market


MACQUARIE

Outlook operating groups

Real Estate Banking Division

- Recovering commercial real estate markets and improved economic conditions generally provides an expectation for FY11 to be up on FY10
- Maintaining the focus on increasing asset realisations through sales of development projects and refinancing near-term debt maturities

Banking and Financial Services Group

- Subject to market conditions, expect FY11 to be up on FY10
- Continued focus on client growth in the non-advised sector and seek organic growth of adviser numbers both domestically and internationally
- Actively seek additional funding opportunities as Mortgages Australia re-enters the market
- Continue to explore financial services acquisition opportunities and adjacent businesses domestically and internationally
- Continue to focus on providing a broad range of cash solutions in the medium term
- Use acknowledged risk management strengths to respond to impending regulatory changes in Australia



D Appendix
Glossary

Macquarie Group Limited
Result Announcement for the full year ended 31 March 2010
30 April 2010 – Presentation to Investors and Analysts



Glossary

$A	Australian Dollar
$C	Canadian Dollar
$US	United States Dollar
£	Pound Sterling
¥	Japanese Yen
€	Euro
1H	First Half
1H09	Half Year ended 30 September 2008
1H10	Half Year ended 30 September 2009
1Q10	First Quarter ended 30 June 2009
2H	Second Half
2H08	Half Year ended 31 March 2008
2H09	Half Year ended 31 March 2009
2H10	Half Year ended 31 March 2010
ABS	Asset Backed Securities
ADR	American Depository Receipt
ANZ	Australia and New Zealand Banking Group
APRA	Australian Prudential Regulatory Authority
A-REIT	Australian Real Estate Investment Trusts
ASX	Australian Securities Exchange
AUD	Australian Dollar
AUM	Assets Under Management

Aust	Australia
AVS	Available for Sale
BFS	Banking and Financial Services
bps	Basis points
CAF	Corporate and Asset Finance Division
CAGR	Compound Annual Growth Rate
CBA	Commonwealth Bank of Australia
CBD	Central Business District
CDO	Collateralised Debt Obligation
CDX Index	Credit Default Swap Index
CEMEA	Central Europe, Middle East, Eastern Europe, and Africa
CLO	Collateralized Loan Obligation
CMA	Cash Management Account
CMBS	Commercial Mortgage-Backed Securities
CMT	Cash Management Trust
CPPIB	Canadian Pension Plan Investment Board
CY09	Calendar Year 2009
DCM	Debt Capital Markets
DPS	Dividend Per Share
DRP	Dividend Reinvestment Plan
EBITDA	Earnings before Interest, Tax, Depreciation and Amortisation
ECAM	Economic Capital Adequacy Model



Glossary

ECM	Equity Capital Markets
EMEA	Europe, the Middle East and Africa
EPS	Earnings Per Share
EUM	Equity Under Management
ex	Excluding
FIG	Financial Institutions Group
FPK	Fox-Pitt Kelton Cochran Caronia Waller
FUA	Funds Under Administration
FUM	Funds Under Management
FX	Foreign Exchange
FY	Full Year
FY09	Full Year ended 31 March 2009
FY10	Full Year ended 31 March 2010
HFS	Held For Sale
HK	Hong Kong
HY	Half Year
IFC	International Finance Corporation
IPO	Initial Public Offering
IT	Information Technology
IT&T	Information Technology & Technology
JAT	Japan Airport Terminal
J-Rep	Japan Real Estate Platform
JV	Joint Venture

KRW	South Korean Won
KRX	Korea Exchange
Lat Am	Latin America
LNG	Liquefied Natural Gas
LVR	Loan to Value Ratio
M&A	Mergers and Acquisitions
MacCap	Macquarie Capital
MAG	Macquarie Airports Group
MAIP	Macquarie Advanced Investment Partners
MAp	Macquarie Airports
MBL	Macquarie Bank Limited
MCAL	Macquarie Capital Advisers Limited
MCG	Macquarie Communications Infrastructure Group
MCO CR-REIT	Macquarie Central Office Corporate Restructure - Real Estate Investment Trust
MCW	Macquarie CountryWide Trust
MDT	Macquarie DDR Trust
MEIF	Macquarie European Infrastructure Fund
MFG	Macquarie Funds Group
MGL	Macquarie Group Limited
MGPA	Macquarie Global Property Advisers
MIG	Macquarie Infrastructure Group
MIIF	Macquarie International Infrastructure Group
MIML	Macquarie Investment Management Limited



Glossary

MIP	Macquarie Infrastructure Partners
MIPS	Macquarie Income Preferred Securities
MIS	Macquarie Income Securities
MLE	Macquarie Leisure
MMG	Macquarie Media Group
MOF	Macquarie Office Trust
MoU	Memorandum of Understanding
MPW	Macquarie Private Wealth
MQBKY	Macquarie Group ADR
MQG	Macquarie Group Limited
MSCI	Morgan Stanley Capital International
MSG	Macquarie Securities Group
NASDAQ	National Association of Securities Dealers Automated Quotations
No.	Number
NYSE	New York Stock Exchange
NZ	New Zealand
OTC	Over the Counter
P&L	Profit and Loss
pcp	Prior Corresponding Period
PERLS	Perpetual Exchangeable Resettable Listed Securities
PPP	Public Private Partnership

RBA	Reserve Bank of Australia
RBS	Royal Bank of Scotland
REB	Real Estate Banking Division
RTS	Relational Technology Services
RWA	Risk Weighted Assets
S&P	Standard and Poor's
SBI	State Bank of India
SGX	Singapore Exchange
ST	Short Term
THB	Thai Baht
TMET	Telecommunications, Media, Entertainment and Technology
TSE	Tokyo Stock Exchange
TSX	Toronto Stock Exchange
UCIT	Ulster Community Investment Trust
UK	United Kingdom
US	United States of America
USD	United States Dollar
vs.	Versus
VWAP	Volume Weighted Average Price


MACQUARIE

Macquarie Group Limited

Result Announcement for the full year ended 31 March 2010

Presentation to Investors and Analysts
30 April 2010

Nicholas Moore, Managing Director and Chief Executive Officer
Greg Ward, Chief Financial Officer

MACQUARIE GROUP
2010 ANNUAL REPORT


MACQUARIE

This 2010 Macquarie Group Annual Report complies with reporting requirements and contains statutory financial statements. It contains reports from the Chairman and Managing Director on Macquarie's business and operational highlights, Macquarie's Corporate Governance Statement, the Directors' Report including the Remuneration Report and full financial statements.

The 2010 Shareholder Review contains reports from the Chairman and Managing Director on Macquarie's business and operational highlights. This document is not a concise report prepared under section 314 (2) of the Corporations Act. Macquarie Group has not prepared a concise report for the 2010 financial year.

If you would like a copy of the 2010 Shareholder Review please call us on +61 2 8232 5006 or visit macquarie.com.au/shareholdercentre.

2010 Annual General Meeting
Macquarie Group's 2010 Annual General Meeting will be held at 10.30am on Friday, 30 July 2010 at the Sheraton on the Park (Grand Ballroom), 161 Elizabeth Street, Sydney NSW.

Details of the business of the meeting will be contained in the Notice of Annual General Meeting, to be sent to shareholders separately.

The Holey Dollar
In 1813 Governor Lachlan Macquarie overcame an acute currency shortage by purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for the Macquarie Group.



MACQUARIE GROUP LIMITED ACN 122 169 279

Macquarie Group Limited 2010 Annual Report

Result reflects improved market conditions

- Profit of $A1,050 million
- Operating income of $A6,638 million
- Earnings per share of $A3.20
- Total ordinary dividends of $A1.86 per share
- Return on equity of 10.0 per cent per annum
- Assets under management of $A326 billion

Strong funding and balance sheet position

- Balance sheet remains solid and conservative
- Term assets covered by term funding and equity
- Increase in retail deposits from $A13.4 billion to $A15.5 billion
- Issued $US2.5 billion of non-government guaranteed term debt
- $A4.0 billion of capital in excess of minimum regulatory requirement

Continued growth and evolution

- Organic growth initiatives complemented by strategic acquisitions
- Increasing diversity by business and geography
- 15 per cent increase in staff numbers to over 14,600
- 43 per cent increase in international income to $A3,351 million (52 per cent of total)
- Asia-Pacific region generated 66 per cent of income. 66 per cent of staff located in 26 locations in this region

Key financial details

- Consolidated net profit after tax attributable to ordinary equity holders increased by 21 per cent to $A1,050 million from $A871 million
- Total operating income increased by 20 per cent to $A6,638 million from $A5,526 million
- International income increased by 43 per cent to $A3,351 million from $2,347 million, accounting for 52 per cent of total operating income
- Earnings per share increased by 3 per cent to $A3.20 from $A3.10
- Dividends per share of $A1.86 (unfranked), broadly in line with the prior year
- Return on equity increased to 10.0 per cent per annum from 9.9 per cent
- Regulatory capital of $A11.8 billion, $A4.0 billion in excess of Macquarie Group's minimum regulatory capital requirement

Reported net profit after tax attributable to ordinary equity holders
$A million



800
600
400
200
0
2H08
1H09
2H09
1H10
2H10

Operating income
$A million



4,000
3,000
2,000
1,000
0
2H08
1H09
2H09
1H10
2H10

Consolidated profit
Year ended 31 March

	2010 $Am	2009 $Am	% Change
Total income	**6,638**	5,526	20
Total expenses	**(5,344)**	(4,537)	18
Profit before income tax	**1,294**	989	31
Income tax expense	**(201)**	(15)	*large*
Profit from ordinary activities after income tax	**1,093**	974	12
Minority interest	**(43)**	(103)	(58)
Profit after income tax attributable to ordinary equity holders	**1,050**	871	21

Basic earnings per share (EPS)
A cents



300
200
100
0
2H08
1H09
2H09
1H10
2H10

Dividends per share (DPS)
A cents



200
150
100
50
0
2H08
1H09
2H09
1H10
2H10

Chairman and Managing Director's Report

Macquarie's long-term record of growth and evolution continued in this, the year of our 40th anniversary since inception. The strength of our balance sheet, together with our pursuit of opportunities for continued growth, led to a range of successful initiatives.

The diversity of our operations is a key strength. During the year we expanded our global presence through organic growth, business development and selective hiring. We also made a number of important strategic acquisitions, particularly in North America and Europe.

Macquarie is a global financial services specialist, with particular expertise in resources and commodities, energy, financial institutions, infrastructure and real estate. Our ability to take our extensive knowledge of the Asia-Pacific region to our clients and investors provides a bridge to one of the world's key growth regions.

Chairman and Managing Director's Report continued

Result overview

Macquarie Group (Macquarie) reported a consolidated after-tax profit for the year ended 31 March 2010 of $A1,050 million, an increase of 21 per cent on the previous year's profit of $A871 million. Earnings per share were $A3.20, an increase of three per cent from $A3.10 in the prior year. Return on equity was 10.0 per cent per annum, slightly up on the prior year.

Total operating income for the year was $A6,638 million, a 20 per cent increase from $A5,526 million in the prior year. The increase was largely attributable to improving market conditions, growth in existing businesses along with contributions from new businesses, gains from listed fund initiatives and a reduction in the level of write-downs and provisions compared with the prior year.

All operating groups and divisions reported improved results on the prior year. Total international income increased by 43 per cent to $A3,351 million, accounting for 52 per cent of total income. Total staff exceeded 14,600 with more than 7,300 staff now employed in our offices outside Australia. This represents 50 per cent of total staff compared to 43 per cent in the previous year.

Assets under management increased 34 per cent from $A243 billion at 31 March 2009 to $A326 billion at 31 March 2010. Most of the increase was attributable to the acquisition of Delaware Investments (Delaware), a US-based diversified asset management firm with more than $US125 billion in assets under management at the time of acquisition.

Operating expenses were $A5,344 million, an 18 per cent increase from $A4,537 million in the previous year, largely attributable to the 15 per cent increase in the number of staff. The expense-to-income ratio decreased to 80.5 per cent, compared with 82.1 per cent in the previous year. The effective tax rate for the year increased to 16.1 per cent from 1.7 per cent in the prior year, largely due to a lower level of writedowns and impairment charges.

Operating conditions

Operating conditions continued to trend back to normal during the year, leading to greater activity across many of our businesses. Equity market trading conditions improved across Australia and Asia while the US and Europe remained subdued. This was positive for our Asia-Pacific equities and funds management businesses, including our growing retail franchise.

The environment for mergers and acquisitions (M&A) across most industry classes remained constrained compared to historical standards with global deal flow substantially lower than in the prior year. Asia, Australia and Canada however experienced good equity capital markets (ECM) activity.

Energy and commodity market conditions generally improved, metal prices continued to rise, while foreign exchange volumes remained depressed. US credit trading markets rallied alongside equity markets. The dislocation of global credit markets, together with the scale back of lending activities by financial institutions, provided opportunities for our corporate and asset financing businesses.

Assets under management
$A billion


350
300
250
200
150
100
50
0
2006
2007
2008
2009
2010

Staff numbers
International ■ Australia ■


15,000
12,000
9,000
6,000
3,000
0
2006
2007
2008
2009
2010

Initiatives during the year

Macquarie has a demonstrated record of using market downturns to develop opportunities to grow and evolve its businesses. In the year to 31 March 2010, we expanded our global presence and product offering by organically growing existing businesses and made a number of acquisitions, predominantly in North America and Europe.

Organic growth was achieved through the selective hiring of individuals and teams with extensive industry experience adding greater regional depth to our key businesses. This allowed many of our businesses to expand their product offerings internationally.

We expanded our energy presence in Asia and commenced a physical oil trading business in Singapore. Our Fixed Income, Currencies and Commodities Group (FICC) also started providing corporate banking, foreign exchange and other trading services to Korean corporate and institutional clients, after Macquarie Bank Limited obtained a licence to offer banking services in Korea. FICC recently established a foreign exchange business alliance with Sun Hung Kai Forex, an online foreign exchange service provider in Hong Kong. The New York-based credit trading business experienced strong growth as it extended its services to include client sales and trading.

Our corporate finance and advisory business continued to grow its global presence advising on 448 transactions valued at $A121 billion. Growth in this business, particularly internationally, provided an increasing capacity to utilise global networks to facilitate transactions for our clients.

Growth in our unlisted alternative asset funds management business continued with new offerings in Mexico, Russia and Africa. We are working with governments and strong local partners to deliver infrastructure opportunities.

A number of strategic acquisitions also added new teams of people and expanded our service offering to our clients. The newly acquired US-based asset manager, Delaware, combined with Macquarie Funds Group and began developing new products for the US market, with its first joint product offering in January 2010, the Delaware Macquarie Global Infrastructure Fund.

Macquarie Energy, FICC's North American energy marketing and trading business, acquired Integrys Energy Service's wholesale electric marketing and trading portfolio and focused on consolidating its growing gas and power franchise in the region.

Our European and North American equities and research capabilities were enhanced with the acquisitions of global financial sector equities specialist, Fox-Pitt Kelton Cochran Caronia Waller (FPK), energy advisory firm, Tristone Global Capital (Tristone) and Sal. Oppenheim jr.& Cie KGaA's (Sal. Oppenheim) cash equities, equity derivatives and structured products businesses.[2] These acquisitions further expanded our global equities platform, taking our research coverage to over 2,700 stocks worldwide and placing Macquarie Securities among the top eight global brokers in terms of research coverage.

[1] Operating income excludes earnings on capital and other corporate items.

[2] Completed post balance date.

Operating income[1] by region
2H08 ■ 1H09 ■ 2H09 ■ 1H10 ■ 2H10 ■
$A million


1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Australia
Asia
Americas
Europe, Middle East and Africa

Our retail financial services platform was enhanced with the acquisition of Canadian retail broker, Blackmont Capital Inc. (Blackmont), which was renamed Macquarie Private Wealth (Canada). The Banking and Financial Services Group also selectively recruited experienced people to support growth in its European and Asian businesses.

The Corporate and Asset Finance Division acquired a portfolio of approximately $A1.0 billion of Australian auto loans and leases from Ford Credit Australia. Post balance date, it agreed to acquire a $US1.7 billion[1] aircraft operating lease portfolio from International Lease Finance Corporation (ILFC), a subsidiary of American International Group, Inc. (AIG).

Refer to Regional Activity and commentary from operating groups and divisions for additional detail on initiatives during the year.

Capital

Macquarie has a long-term policy of holding a level of capital which efficiently supports our business. We have consistently grown our capital base ahead of business requirements. During the year, we raised $A1.2 billion through an institutional placement and retail Share Purchase Plan. This further enhanced Macquarie's strong capital position, providing the flexibility to build on market opportunities.

Our regulatory capital at 31 March 2010 was $A11.8 billion, which was $A4.0 billion in excess of Macquarie Group's minimum regulatory capital requirement. Over 90 per cent of capital is core capital (ordinary equity plus retained earnings).

[1] Net of current cash and reserves.and subject to adjustments.

Funding

We remain very well funded. Term assets are covered by term funding and equity. Short-term wholesale issued paper remains a small portion of overall funding at seven per cent of the total funding sources. Between 31 March 2009 and 31 March 2010, retail deposits increased 16 per cent from $A13.4 billion to $A15.5 billion.

Post balance date, unit holders in the Cash Management Trust (CMT) approved the transfer of funds to the Cash Management Account (CMA) effective 31 July 2010. The net balance in the CMT at 31 March 2010 was $A9.5 billion.

During the year, Macquarie issued $US2.5 billion of non-government guaranteed term debt in the US market to institutional investors. We were the first Australian financial institution to issue a benchmark unguaranteed term debt issue in the US post the disruption to global financial markets in September 2008. The removal of the government guarantee was anticipated and is not expected to impact Macquarie's funding position.

Performance

Macquarie's share price made a good recovery during the year. From 1 April 2009 to 31 March 2010, the share price increased by 75 per cent. Macquarie's share price is only 11 per cent below its level at 31 March 2008, compared with the MSCI World Diversified Financials index (MSCI), which is 36 per cent lower. The MSCI comprises a range of financial companies offering a wide variety of products and services including securities and investment products, M&A advisory and equity underwriting, various lending products and insurance products.

Macquarie share price vs the MSCI World MSCI Diversified Financials Index

MSCI World Diversified Financials Index ■ Macquarie Group ■


140
120
100
80
60
40
20
0
Mar 08
Jun 08
Sep 08
Dec 08
Mar 09
Jun 09
Sep 08
Dec 09
Mar 10

Chairman and Managing Director's Report continued

From the date of listing on 29 July 1996 through to the close of the financial year on 31 March 2010, Macquarie has delivered a total return to shareholders of over 1,170 per cent. Over the same period, the average total shareholder return of the ASX top 50 was approximately 315 per cent.

Dividend

The Board has declared a final ordinary dividend of $A1.00 per ordinary share (unfranked), up from $A0.86 in the first half, making the total ordinary dividend payment for the year $A1.86 per share. This is broadly in line with the total dividend of $A1.85 per share in the prior year. It represents a payout ratio of 60 per cent, in line with our dividend policy of maintaining an annual payout ratio in the range of 50 to 60 per cent of net earnings attributable to ordinary shareholders. The future rate of franking remains subject to the composition of income but it is likely that future dividends will remain unfranked for the foreseeable future.

Macquarie has advised that from the final dividend for the year ended 31 March 2010, to be paid in July 2010, it will only facilitate the direct credit of dividends or the participation in the Dividend Reinvestment Plan (DRP) for Australian shareholders. Non-Australian resident shareholders will be able to continue to receive dividend cheques. Due to our strong capital position, a decision has been made to remove the 2.5 per cent discount to market value in the pricing of the DRP shares effective for the 2010 final dividend and we have announced a change to the DRP Rules to allow the future on-market purchase of shares instead of the issue of new shares to satisfy future DRP allocations.

The Macquarie model

Macquarie is a global provider of banking, financial, advisory, investment and funds management services to our clients.

While our model has not significantly changed over the years, Macquarie has continually adapted to variations in the environment in which we operate. We pursued growth opportunities during the past year which resulted in the continued evolution of our business. As the operating environment improved, our businesses took the opportunity to enter new markets, develop new and expanded product offerings, selectively acquire new businesses and, in some cases, exit activities.

Macquarie Group's strategy is to focus over the medium term on key fundamentals: the provision of services to our clients; the alignment of interests with shareholders, investors and staff; a conservative approach to risk management; incremental growth and evolution; maintaining operations that are diversified by business and geography; and an ability to adapt to change.

Risk management

Macquarie's strong financial position before, during and after the global financial crisis reflects well on our robust risk management framework. We have always sought to clearly understand and identify the consequences of worst case outcomes to ensure that these can be tolerated.

Central to our business is a strong culture of risk management which is embedded across all operating groups and divisions. As Macquarie's operating groups build on global growth and transaction opportunities, our risk management framework adapts to maintain effective risk oversight. The Risk Management Group increased its numbers globally during the year.

Macquarie Group Employee Retained Equity Plan (MEREP)

Following shareholder approval of changes to our remuneration arrangements on 17 December 2009, Macquarie now invests a significant proportion of employees' annual retained profit share in the MEREP. Staff promoted to Director level effective 1 July 2010 will also be granted equity awards under the MEREP. To date, the Macquarie shares required for the delivery of MEREP awards have been issued by Macquarie. For the retained profit share and promotion awards for the financial year ended 31 March 2010, the required shares will be bought on-market, except for the proposed MEREP awards for the Managing Director which are subject to shareholder approval. Shareholder approval for the Managing Director's MEREP awards will be sought at the 2010 Macquarie Group AGM in July.

Refer to the Remuneration Report within the Directors' Report for further information on Macquarie's remuneration arrangements.

Our people

Our culture and people ensured our successful navigation of the events of the past two years and remain the foundation for the continued success of our business. As a result of a number of acquisitions and the selective hiring of individuals and teams during the year, staff numbers increased by 15 per cent from 12,716 at 31 March 2009 to over 14,600 at 31 March 2010. Notable staff increases related to the acquisitions of Delaware and Blackmont, which brought respectively approximately 520 and 410 new staff to Macquarie.

As global conditions continue to improve and financial services firms seek to secure experienced staff, the importance of attracting and retaining high-quality people is paramount. A key factor in Macquarie's long-term growth has been its ability to attract and retain high-quality staff while aligning the interests of shareholders and staff through performance-based remuneration.

At a general meeting in December 2009, shareholders overwhelmingly approved changes to Macquarie's remuneration arrangements, which reflect global remuneration and regulatory trends, while remaining consistent with Macquarie's long-standing approach.

Refer to the Remuneration Report within the Directors' Report for further information on Macquarie's remuneration policies and practices.

Board and management

David Clarke resumed full duties as Chairman of Macquarie on 31 August 2009 after a leave of absence, while Acting Chairman Kevin McCann resumed his role as Lead Independent Director of the Board.

Michael Hawker was appointed to the Board as an Independent Non-Executive Director on 22 March 2010. Michael has extensive financial services industry experience, including senior management roles with Citibank, Westpac and as Chief Executive Officer and Managing Director of Insurance Australia Group. He is also a Director of Aviva Plc, the largest insurance services provider in the UK.

As stated in the interim report, Laurie Cox retired in July 2009 after six years as an Executive Director and 13 years as a Macquarie Board member. Stephen Allen became Head of Risk Management Group in November 2009, following Nick Minogue's retirement.

Outlook

While market conditions continue to improve, continuing uncertainty makes forecasting difficult.

Subject to market conditions, for the year to 31 March 2011 we currently expect improved operating results on the prior year for all of our businesses.

The income statement for the year to 31 March 2011 is likely to be characterised by fewer one-off items as seen in the second half of this year; a compensation ratio consistent with historical levels, continued higher cost of funding reflecting market conditions and high liquidity levels including the recent CMT/CMA initiative.

The balance sheet in the 31 March 2011 financial year is likely to be characterised by high cash balances as a result of the CMT/CMA initiative, which we anticipate will continue to be deployed across the businesses, and a level of equity investments at or below existing levels.

In addition to market conditions, the result for the year to 31 March 2011 remains subject to a range of other challenges, including: increased competition across all markets; the cost of maintaining our continued conservative approach to funding and capital and proposed regulatory reform which has the potential to impact flows to capital markets.

Over the medium term, we remain well placed due to the global depth and reach of our businesses, the diversification of our business mix, our strong committed team with interests aligned to shareholders, our strong balance sheet, capital and funding position and effective risk management.

Subject to the continuation of increasing economic activity across major markets, we expect continued growth in revenue and earnings across most businesses over time and continued growth in our businesses driven by further expansion of our strong client franchise.



David S. Clarke, AO
Chairman



Nicholas Moore
Managing Director and
Chief Executive Officer

Sydney
29 April 2010

Taking our Asia-Pacific expertise to the rest of the world

As the Asia-Pacific region continues to drive global economic growth, Macquarie is uniquely placed to source opportunities for our global clients and investors and to assist Asia-Pacific businesses looking to expand both within and outside the region. As a major financial services institution in the region, we have developed leading positions in equities research, distribution and sales, equity derivatives, advisory and equity capital markets, while building activities in corporate banking, foreign exchange, trading services and private wealth management. With strong relationships across the region, we are using our deep experience and local knowledge of the region to facilitate cross-border transactions, providing a bridge between Asia-Pacific and the rest of the world.

Macquarie's Asia-Pacific business has been developed over 40 years. Commencing operations in Australia in 1969, we developed full-service capabilities in this market before expanding our operations into Hong Kong in 1994, China in 1995 and India in 2005. We have built a presence of over 9,700 staff across 26 Asia-Pacific locations, representing over 65 per cent of our total staff. We offer a comprehensive range of banking, financial, advisory, investment and funds management services across a broad range of sectors with a focus on our global specialty areas of resources and commodities, energy, financial services, infrastructure and real estate. Today, over 65 per cent of our operating income comes from the Asia-Pacific region.

Our growth in the region reflects the long-term evolution of our business and our ability to capture opportunities as market cycles change. The 2004 acquisition of ING's Asian cash equities business provided a solid platform for growth and in the ensuing six years we have built a significant presence in the region. Our research coverage of over 1,200 stocks is one of the largest in the Asia-Pacific region. We also have one of the largest dedicated equities sales teams in the region. We are a leading issuer of equity derivative products in the Hong Kong market, while we hold the largest market share for listed warrants in Singapore and Korea and a top three position in Hong Kong. In Australia we maintain the number one position for ASX market share in cash equities.

The expansion of our cash equities capabilities in North America and Europe, combined with the recent acquisitions of Fox-Pitt Kelton Cochran Caronia Waller, Tristone Capital and Sal. Oppenheim, enables us to facilitate opportunities and provide products for Asian investors outside their local region. In this regard, we are increasingly seen as a global broker with strong Asia-Pacific foundations.

Our record of transactions in the region reflects our strong relationships with Asia's most prestigious corporations. Macquarie has been bookrunner to some of the largest initial public offerings (IPO) in Hong Kong in the last two years, including the $US4.0 billion China Minsheng Bank and the $US1.3 billion China Zhongwang Holdings offerings. We have also led the largest IPO in Australia every year since 2000.

In addition to working on some of the region's most significant transactions, Macquarie has advised on numerous cross-border transactions in and out of the region. In the year to 31 March 2010, we advised leading US waste and environmental services company Waste Management Inc on its first investment in China, the $US142 million acquisition of a 40 per cent stake in Shanghai Environment Group, to pursue waste-to-energy opportunities throughout China. More recently, Macquarie was joint global coordinator and joint bookrunner for the €105 million IPO of leading Chinese ceramic manufacturer, Joyou AG, on the Frankfurt Stock Exchange, demonstrating our ability to bring product from Asia to European investors, and our ability to tap the world's capital markets for our Asian clients.

Macquarie is a recognised leader in the management of infrastructure assets around the world, building on expertise developed in the Australian market over more than 15 years. In Asia, we are working closely with governments and institutions to assist in the development of the infrastructure required to sustain the region's long-term growth. In the year to 31 March 2010, we entered a joint venture with China Everbright Limited to establish two funds to invest in infrastructure businesses in Greater China, one of which will be open exclusively to foreign investment. A similar infrastructure fund has also been launched in India with the State Bank of India, India's largest commercial bank, and the International Finance Corporation, a member of the World Bank Group, with over $US1 billion of committed equity to date.

Our Fixed Income, Currencies and Commodities Group is also expanding services into Asia. During the year, we began providing corporate banking, foreign exchange and other trading services in Korea, after Macquarie Bank Limited secured a banking licence to establish a branch in Seoul, and commenced a physical oil trading business in Singapore. Recently, we established a foreign exchange business alliance with Sun Hung Kai Forex, an online foreign exchange service provider in Hong Kong.

Macquarie Funds Group signed a Memorandum of Understanding in January 2010 with China Universal Asset Management, a leading Chinese asset manager, to develop fund products for Chinese and global investors.

Our institutional and corporate presence in the Asia-Pacific region is well established and to complement this, more recently, we have focused on developing our retail profile in the region. Our Banking and Financial Services Group has taken its expertise developed in the Australian private wealth sector to Asia and is now providing wealth management products and advice to private investors in India, Singapore and Hong Kong, partnering with established and experienced local operators as appropriate.

The growth of Macquarie's Asia-Pacific business is an important feature of our ongoing evolution. It has provided a platform for our long-term growth as we have adapted expertise developed in this region to service our clients and investors across the globe. As the Asia-Pacific region continues to be a significant contributor to global growth, Macquarie will continue to play an important role in financial services activity across the region.

Regional activity

Australia:

- Sponsor, adviser, debt provider and equity underwriter for the $A5.7 billion (net present cost) Victorian Desalination Project, the largest Public Private Partnership undertaken globally since the disruption to global financial markets in 2008
- Continued to be at the forefront of Australian IPOs, leading the largest IPO every year since 2000 and leading all the major IPOs of 2009/10 including carsales.com, Myer, Kathmandu and Miclyn Express Offshore
- A range of listed fund initiatives designed to maximise shareholder value resulted in the internalised management of Macquarie Airports, Macquarie Leisure Trust Group and Macquarie Media Group; the restructure of Macquarie Infrastructure Group into two separate listed infrastructure entities; the takeover of Macquarie Communications Infrastructure Group; and the sale of the majority of the Australian core real estate funds management platform
- Maintained number one position for ASX market share in cash equities[1]
- Macquarie Securities Group's (MSG) derivatives business was the leading provider of listed warrants in the Australian market for the year
- The strong performance of many of Macquarie Funds Group's (MFG) managed fund asset classes resulted in good inflows from both institutional and retail investors, particularly in the Fixed Income, Currencies and Commodities and Listed Equities funds
- MFG launched the Macquarie Lifetime Income Guarantee, a longevity risk protection product
- The Banking and Financial Services Group (BFS) launched a new online trading platform, Macquarie Edge, in Australia, winning three major industry awards in the first six months of operation
- Macquarie Agricultural Funds Management was awarded Real Asset Manager of the Year
- Corporate and Asset Finance Division (CAF) originated or acquired in excess of $A7.5 billion of corporate debt and lease assets.

Asia-Pacific:

- Joint lead manager roles for the listing of numerous Chinese companies on the Stock Exchange of Hong Kong, including China Zhongwang, BBMG, Powerlong Real Estate, Shenguan and China Minsheng Bank
- Adviser and debt arranger to Lion Power Holdings for the $S2.35 billion refinancing of Senoko Power's acquisition debt, one of the largest infrastructure financings in Asia Pacific in 2009
- Adviser on numerous cross-border transactions including Korea's KEPCO on its $C75.4 million acquisition of Canadian uranium producer Denison and Australia's PaperlinX on the sale of its $A760 million paper business to Japan's Nippon Paper Industries
- MSG's cash equities business continued to grow its market share in Hong Kong, Japan, Taiwan and Korea
- MSG's derivatives business was the leading provider of listed warrants in Singapore and Korea for the year and held the number three market share position in Hong Kong
- Fixed Income, Currencies and Commodities' (FICC) Energy Markets Division commenced a physical oil trading business in Singapore, operated by a newly hired team with a range of proven trading strategies based on low risk intermediation and client service within the global oil trading value chain
- Macquarie Bank Limited Seoul Branch was established, providing corporate banking, foreign exchange and other trading services to corporate and institutional clients
- MFG signed a Memorandum of Understanding with leading Chinese asset manager, China Universal Asset Management, in January 2010 to develop fund products for Chinese and global investors
- BFS launched a Global Franchise Service in India in conjunction with joint venture partner, Religare. This discretionary investment management service provides investors with access to three investment strategies, covering absolute return, cash and co-investment opportunities
- Religare Macquarie Private Wealth was named the Indian Private Banking International Global Wealth Association's Most Exciting Wealth Management Model
- Macquarie Central Office Corporate Restructure-Real Estate Investment Trust Co. sold its single managed asset, the Kukdong building in Seoul for $A300 million to GE NPS REIT
- City Apartments, a residential complex in Shanghai, was sold to a Hong Kong-based investor for RMB270 million.

[1] Combined institutional and retail.

Americas:

- Lead manager roles in numerous financings for Canadian resources companies on the Toronto Stock Exchange, including Consolidated Thompson Iron Mines, Result Energy (and its predecessor TriStar Oil & Gas), Gleichen Resources, Ivanhoe Energy and Colossus Minerals
- First close of Macquarie Mexican Infrastructure Fund (MMIF) with initial commitments of MXN5.2 billion ($A455 million). MMIF is Macquarie's first managed fund in Latin America and the first peso-denominated fund solely focused on investment opportunities in Mexican infrastructure projects
- Acquisition and integration of Tristone Global Capital Inc, an independent energy advisory firm providing fully integrated corporate finance, acquisitions and divestitures, equity capital markets and sales, trading and research services
- Acquisition and integration of Fox-Pitt Kelton Cochran Caronia Waller (FPK), a leading equity sales and trading, research, advisory and capital markets team focused on the financial services sector
- The US cash equities business experienced strong growth in secondary market commissions. It was awarded a lead manager role on Broadwind's $US100 million US public offering in January 2010
- The Canadian cash equities business experienced strong growth in market share and increased ECM activity
- FICC's Credit Trading Division expanded its services to include client sales and trading, while broadening the product mix in high yield and distressed corporate and securitised debt securities
- Acquisition of substantially all of the wholesale electric marketing and trading portfolio of Integrys Energy Group's non-regulated subsidiary, Integrys Energy Services
- FICC's Metals and Energy Capital Division established a presence in Toronto, Canada
- Acquisition of Delaware Investments, a US-based diversified asset manager, completed in January 2010 and launch of first fund post acquisition, the Delaware Macquarie Global Infrastructure Fund
- MFG expanded its structured fund solutions capability with the hire of senior executives in the US to lead the global expansion of the business
- Acquisition of Blackmont Capital, a Canadian full service wealth management and investment dealer
- Record origination volumes for the Canadian Mortgages business
- CAF acquired the Technology Services Division of Relational Technology Services and integrated it into its existing US IT leasing business.

Europe, Middle East and Africa:

- Joint bookrunner for the IPO of Chinese ceramic producer, Joyou, on the Frankfurt Stock Exchange, the first Chinese company to float in Germany in 2010
- Adviser to Singapore Technologies Telemedia on the privatisation of Eircom Holdings, owner of a 57.1 per cent stake in Ireland's incumbent telecommunications provider, Eircom
- First close of Macquarie Renaissance Infrastructure Fund (MRIF), with initial commitments of $US530 million. MRIF is the first major private fund dedicated to investing directly in infrastructure in Russia and other key CIS markets
- First close of African Infrastructure Investment Fund 2 (AIIF2) with initial commitments of approximately $US320 million. The fund will focus on making equity investments into a diversified portfolio of infrastructure assets located in Africa
- FPK acquisition (for detail refer to Americas)
- MSG's European and South African cash equities businesses experienced strong growth in secondary market commissions
- Acquisition of Sal. Oppenheim's cash equities and equity derivatives businesses (completed April 2010), broadening MSG's pan-European equities operations
- FICC's Emerging Markets Division established emerging market operations in London, expanding its operations to provide a full suite of services to European institutional and local market participants
- FICC's Credit Trading Division expanded its operations into Europe by establishing a presence in London
- MFG launched three funds focused on emerging markets, emerging markets infrastructure and agricultural commodities that meet UCITS[1] requirements for Europe and Asia
- BFS launched a premium platform service in the UK to support professional financial planners in providing services to their clients. The first funds have been lodged on the platform
- CAF funded approximately $A1.8 billion of corporate debt and leasing opportunities.

[1] Undertaking for Collective Investment in Transferable Securities

About Macquarie

Macquarie is a global provider of banking, financial, advisory, investment and funds management services. Macquarie's main business focus is making returns by providing a diversified range of services to clients. Macquarie acts on behalf of institutional, corporate and retail clients and counterparties around the world.

Macquarie has five operating groups and two divisions within which individual businesses operate. Businesses specialise in defined product or market sectors and work in close co-operation. Great emphasis is placed on a client's relationship with Macquarie as a whole.

Three service groups provide the framework, infrastructure and support which enable the operating groups to function.

Management approach

Macquarie's strength lies in its unique structure and management style which enables businesses to exercise significant operating freedom balanced by limits on risk and the adherence to professional standards. Macquarie's management approach fosters an entrepreneurial culture among staff.

Strong prudential management is fundamental to this approach. Central management focuses on risks to Macquarie which may arise from market and industry influences and on issues of medium and long-term significance.

Other core elements of Macquarie's approach are:

- the encouragement of high ethical and professional standards
- commitment to clients
- commitment to growth
- the recruitment, retention and motivation of quality staff
- the alignment of staff rewards with those of shareholders
- transparent and comprehensive reporting including financial reporting and risk reporting.



Macquarie Group Limited Board of Directors
Non-Operating Holding Company (NOHC)
Non-Banking Group business
Banking Group business
Central functions
Macquarie Group Limited Managing Director and CEO
Nicholas Moore
Macquarie Bank Limited Board of Directors
Macquarie Bank Limited Managing Director and CEO
Macquarie Group Limited Deputy Managing Director
Richard Sheppard
Macquarie Capital
Michael Carapiet
Macquarie Securities Group
Roy Laidlaw
Fixed Income, Currencies and Commodities Group
Andrew Downe
Banking and Financial Services Group
Peter Maher
Macquarie Funds Group
Shemara Wikramanayake
Corporate and Asset Finance Division
Garry Farrell
Real Estate Banking Division
Matthew Banks
Risk Management Group
Stephen Allen, CRO
Corporate Affairs Group
Greg Ward, CFO
Information Technology Group
Nigel Smyth, CIO

Key services offered by operating groups and divisions

Macquarie Securities Group
- Institutional cash equities
- Derivatives DeltaOne Trading
  - Institutional and retail derivatives
  - Corporate Action trading
  - Arbitrage trading
  - Synthetic products
  - Global Securities Finance
    - Capital management, collateral management and securities borrowing and lending

Macquarie Capital
- Corporate finance, including advisory
- Equity capital markets
- Debt structuring and distribution
- Alternative asset funds management
- Private equity placements
- Principal products

Macquarie Funds Group
- Management of funds in:
  - Equities
  - Fixed income, currency and commodities
  - Infrastructure securities
  - Real estate securities
  - Private equity and hedge fund of funds
- Affiliated managers
- Investment solutions and sales

Fixed Income, Currencies and Commodities Group
- Energy markets
- Metals and energy capital
- Credit markets
- Agricultural commodities
- Foreign exchange
- Debt markets
- Emerging markets
- Futures

Banking and Financial Services Group
- Financial advice
- Cash management services
- Wealth management and private banking
- Full-service broking
- Mortgages
- Life insurance
- Business banking
- Investment products
- Administrative and portfolio services

Corporate and Asset Finance Division
- Structured corporate debt financing
- Acquisition of secondary market corporate debt
- Equipment leasing
- Specialised asset finance
- Asset lifecycle services
- Equipment trading and remarketing

Real Estate Banking Division
- Real estate funds management
- Real estate investment
- Real estate development and asset management
- Real estate project and development financing

Operating group and division contribution to profit

	2010		2009	
	Net profit contribution ($Am)	**Contribution to profit (%)**	Net profit contribution ($Am)	Contribution to profit (%)
Macquarie Securities Group	**580**	**23**	275	40
Macquarie Capital	**657**	**26**	257	36
Macquarie Funds Group	**95**	**4**	45	6
Fixed Income, Currencies and Commodities Group	**827**	**33**	509	74
Banking and Financial Services Group	**261**	**10**	(99)	(14)
Corporate and Asset Finance Division	**264**	**10**	66	10
Real Estate Banking Division	**(152)**	**(6)**	(362)	(52)

Operating groups and divisions
Macquarie Securities Group

Macquarie Securities Group (MSG) contributed $A580 million to Macquarie's total profit from operating groups for the year to 31 March 2010. This was an increase of 111 per cent on the prior year. It generated operating income of $A1,480 million, an increase of 10 per cent on the prior year.

The contribution from the Cash Division was 90 per cent up on the prior year. Secondary market commissions were up on the prior year with increased contributions from the US and European platforms from organic growth as well as the acquisitions of Fox-Pitt Kelton Cochran Caronia Waller (FPK) and Tristone Capital offset by the stronger Australian dollar. The business maintained its number one ranking[1] in market share in Australia and continued to grow market share in other regions. Equity capital market (ECM) fees were up on the prior year given the significant increase in the number of capital raisings, particularly in Asia, Australia and Canada.

The Derivatives DeltaOne Trading Division result was 483 per cent up on the prior year due to improved trading conditions and an increase in product volumes, albeit from a low base.

During the year, MSG continued to grow its global platform both organically and via a number of acquisitions. The business took the opportunity to hire individuals and teams of people, particularly in the US and Europe, bringing both expertise and important regional relationships to Macquarie's growing equities franchise.

[1] Combined institutional and retail market share

On 1 December 2009, MSG completed the acquisition of FPK. The acquisition has enhanced Macquarie's global financial institutions (FIG) specialist group capability and boosted Macquarie's standing with financial institutions and corporates around the world, adding deep sector expertise in the US and Europe to complement Macquarie's well-established FIG position in the Asia-Pacific region. The acquisition has increased the access and reach of our equity offering to institutional clients, growing our FIG research coverage to approximately 765 stocks globally.

On 6 April 2010, post balance date, MSG completed the acquisition of two separate businesses of German private bank Sal. Oppenheim jr. & Cie. KGaA that were announced during the year:

- The cash equities business which comprises equities research, sales, trading and execution functions focused on Continental Europe, with particular strength in Germany. The acquisition broadens our pan-European business, bolstering our presence in key European markets and complementing existing operations.
- The equity derivatives and structured products business which complements Macquarie's existing Asian derivatives operation and adds a wider set of products to its growing European business. The acquisition brings more than 90 new staff to Macquarie, based in Switzerland and Germany. The business has market making and issuance operations on exchanges in Germany, Switzerland, Austria and Italy.

These acquisitions take Macquarie's research coverage to around 2,700[1] stocks globally. It also places Macquarie in eighth position in terms of global research coverage.

Outlook

Subject to market conditions, MSG currently expects its result for the year to 31 March 2011 to be up on the prior year.

We expect improved market conditions to provide good growth opportunities for the Cash Division, although we expect a lower level of Australian ECM activity.

Overall the group sees good growth opportunities in the medium to long term. Our vision is to be seen increasingly as a global broker with strong Asia-Pacific foundations. We will seek to maintain our number one ranking in market share for cash equities in Australia and continue to grow market share in other markets.

We expect volumes for the Derivatives DeltaOne Trading Division to increase and for trading conditions to continue to improve. The business is looking to maintain its leading positions and market share ranking for its warrants products in Australia, Hong Kong, Korea and Singapore. The business will pursue new opportunities including the development of an Indian derivatives business. It will continue to grow the derivatives business in South Africa and maintain a focus on providing its global institutional derivatives platform to clients across the globe.

The group will also continue to consider strategic acquisition opportunities in each region.

About Macquarie Securities Group

The Cash Division operates as a full-service institutional cash equities broker in the Asia-Pacific region. In the rest of the world it operates as a specialised institutional cash equities broker. It provides equity capital markets products and services through a joint venture with Macquarie Capital Advisers.

The Derivatives DeltaOne Trading Division combines the group's institutional and retail derivatives, structured equity finance, arbitrage trading, synthetic product businesses and global securities finance. Global securities finance includes capital management (cash and liquidity management and interest rate and foreign exchange hedging), collateral management and securities borrowing and lending.

[1] Includes stocks to be initiated under Macquarie following Sal. Oppenheim acquisition

Operating groups and divisions
Macquarie Capital

Macquarie Capital contributed $A657 million to Macquarie's total profit from operating groups for the year to 31 March 2010. This was an increase of 156 per cent on the result achieved in the prior year. It generated operating income of $A1,689 million, an increase of 11 per cent on the prior year. The improved result was largely attributable to the completion of a number of listed fund initiatives partially offset by lower advisory revenue.

Despite market conditions, we advised on 448 transactions valued at $A121 billion. Equity under management (EUM) declined 28 per cent from $A53.3 billion at 31 March 2009 to $A38.6 billion at 31 March 2010 and assets under management (AUM) decreased 40 per cent from $A159.5 billion to $A96.5 billion. The declines in AUM and EUM were primarily driven by the implementation of strategic initiatives in Macquarie Capital managed ASX-listed funds and the strengthening in the Australian dollar.

Macquarie Capital Advisers

As outlined in the Regional Activity section of this report, Macquarie Capital Advisers advised on a number of significant transactions. Other significant roles included:

- Adviser to Goodman Group on its recapitalisation including $A4.1 billion debt restructuring, $A1.3 billion equity raising and $A500 million hybrid securities issued to China Investment Corporation
- Joint global coordinator and joint underwriter for Rio Tinto's global $US15.2 billion renounceable rights issue
- Financial adviser to Cintra and Meridiam Infrastructure on the $US2 billion North Tarrant Express managed lanes project in Texas, US
- Co-financial adviser to Bouygues Construction and Meridiam Infrastructure, arranging $US723 million of debt on the Port of Miami Tunnel and Access Improvement Project in Miami, US
- Adviser to Bakwena Platinum Corridor Concessionaire on its ZAR3.5 billion toll road refinancing in South Africa
- Adviser to Inexus, a UK gas and electricity distribution business, on the restructuring of its debt facilities
- Adviser to Bord Gáis Éireann, a leading Irish energy provider, on the €500 million acquisition of SWS Natural Resources, one of the largest wind generators in Ireland
- Adviser to Viterra on its $A1.6 billion acquisition of ABB Grain and underwriter for its $A511 million equity raising
- Adviser to Transpacific Industries Group on its $A801 million recapitalisation and $A2.3 billion debt refinancing
- Joint structuring adviser and joint lead manager for the $A2 billion PERLS V hybrid issue by CBA
- Joint financial adviser, lead manager and underwriter for the $A8.9 billion recapitalisation and restructure of Prime Infrastructure

- Adviser to Younghwa Engineering on the sale of Younghwa Engineering to MBK Partners in Korea
- Joint lead manager for ANZ's $A2 billion CPS2 capital raising
- Adviser to Eldorado Gold Corporation on its $C2.4 billion cross-border acquisition of Sino Gold Mining Limited
- Joint global coordinator and lead arranger on the $US1.6 billion takeover and IDX-listing of BUMA, Indonesia's second largest mining contractor
- Adviser to TriStar Oil & Gas on its $C2.7 billion strategic combination with Petrobank Energy & Resources
- Joint lead manager and underwriter to Mirvac Group on its $A1.1 billion capital raising, and joint financial adviser on its acquisition of the $A814 million Mirvac REIT
- Adviser to Central Pattana Public Company, a leading developer and manager of retail and commercial properties in Thailand, on a THB5.7 billion real estate investment
- Adviser to Rio Tinto on the proposed Western Australian iron ore joint venture with BHP Billiton.

The acquisitions of specialist firms, Tristone and FPK, have enabled Macquarie Capital to deepen its expertise in resources and financial institutions advisory respectively.

Macquarie Capital Funds

Macquarie Capital Funds has continued to grow its unlisted funds management business, launching new funds in Russia, Mexico and Africa. During the year, Macquarie Capital Funds raised $A3 billion of fund and consortia equity, bringing the equity available for investment to $A7 billion.

Several ASX-listed fund initiatives aimed at closing the gap between listed market prices and directors' valuations were completed. These initiatives resulted in the internalised management of Macquarie Airports, Macquarie Leisure Trust Group and Macquarie Media Group, the restructure of Macquarie Infrastructure Group into two separate listed entities, the takeover of Macquarie Communications Infrastructure Group by the Canadian Pension Plan Investment Board and the sale of the majority of our Australian core real estate funds management platform to Charter Hall.

Outlook

Subject to market conditions, Macquarie Capital expects its result for the year to 31 March 2011 to exceed the prior year, with reasonable activity expected in the Asian, US, Canadian and Australian markets, albeit a likely lower level of Australian ECM. Growth prospects for our Europe, Middle East and African businesses are promising as economic activity in this region is expected to improve. Our alternative asset funds strategy will be to focus on unlisted fund raisings and continued expansion into new geographies and sectors.

About Macquarie Capital

Macquarie Capital includes Macquarie's corporate advisory, equity underwriting and alternative asset funds management businesses.

Macquarie Capital Advisers provides advisory and capital raising services to corporate and government clients involved in public mergers and acquisitions, private treaty acquisitions and divestments, debt and equity fund raising and corporate restructuring.

Advisory activities are aligned into industry groups, reflecting key areas of expertise in infrastructure and utilities, resources, telecommunications, media, entertainment and technology (TMET), real estate, industrials and financial institutions.

Macquarie Capital Advisers also encompasses Macquarie Capital Funds which manages a range of alternative asset funds, including infrastructure and real estate funds.

Operating groups and divisions
Macquarie Funds Group

Macquarie Funds Group (MFG) contributed $A95 million to Macquarie's total profit from operating groups for the full year to 31 March 2010. This was an increase of 111 per cent on the prior year. It generated operating income of $A427 million, an increase of 27 per cent on the prior year. The result was driven by ongoing base management fee revenue, gains on seed capital positions due to strong investment performance, a lower cost base, and the three month contribution from Delaware Investments (Delaware). The acquisition of Delaware, a US-based diversified asset manager, was completed in January 2010.

Total assets under management (AUM) increased from $A49.7 billion at 31 March 2009 to $A209.9 billion at 31 March 2010.The increase was largely a result of the Delaware acquisition, which contributed $A151.1 billion of AUM at 31 March 2010. The group also experienced inflows into institutional cash, fixed income and equities products combined with rising asset values contributing $A9.1 billion to the increase in AUM.

The strong performance of many of MFG's managed fund asset classes resulted in inflows from both institutional and retail investors. In particular, good inflows were experienced into the Fixed Income, Currency and Commodities and Listed Equities funds.

The addition of Delaware enhances MFG's global product development and distribution capabilities. In the short period since acquisition, MFG has launched the Delaware Macquarie Global Infrastructure Fund which combines Delaware's US distribution platform with MFG's infrastructure investment expertise. Further, the US asset management distribution teams of the two businesses have now been brought together under the stewardship of Delaware's Head of Distribution. Delaware's capabilities have also been added to MFG's offering to investors in Australia, Asia and Europe.

MFG's Investment Solutions and Sales Division (ISS) continued to develop and offer fund-based structured products for retail and institutional investors. The Division capitalised on market conditions during the year, augmenting its structured product offering and enhanced its capabilities in the US market with the hire of a number of experienced senior executives. During the period, ISS successfully launched a new generation of capital protected investment products, with capital protection annually rather than only at maturity, and launched the Macquarie Lifetime Income Guarantee Policy, a longevity risk protection product.

Outlook

The recovery in investor sentiment has resulted in increased fund flows from both retail and institutional investors. We expect strong performance across MFG's various products to provide continued growth in AUM. We also expect a substantially greater contribution from Delaware in its first full year of operation within MFG. Subject to market conditions, the group expects the result for the year ending 31 March 2011 to be well up on the prior year.

The group will also continue to consider strategic acquisition opportunities, particularly in the larger capital markets.

About Macquarie Funds Group

The Equities Division operates in Australia, Asia and the US and manages assets across the full spectrum of domestic and international funds. Its investment process has evolved to become a fusion of quantitative and fundamental strategies. The division offers a range of products including High Conviction, Global Thematic, Asian & Emerging Markets and a wide range of hedge funds.

The Fixed Income, Currency and Commodities Asset Management Division operates in Australia, the US and the UK and is one of Australia's largest cash and fixed income managers. This division manages a range of fixed income products, along with currency products spanning from passive to dynamic, commodities and an active hedge fund.

The Infrastructure Securities Division operates in Sydney and New York and is a market leader in the management of global and emerging market listed infrastructure securities.

The Real Estate Securities Division offers investment solutions managed by a dedicated and experienced global real estate securities team with operations in the US, Europe, Asia and Australia.

The Fund of Funds Division provides innovative fund of private equity funds and fund of hedge funds products using a disciplined and extensive investment process designed to provide a risk-controlled, professionally managed portfolio with diversified exposure to high quality funds.

The Investment Solutions and Sales Division specialises in providing a range of market-leading investment solutions to clients. The division structures and distributes Macquarie Funds products independently and through joint ventures globally. The division also provides leverage solutions to clients across a range of underlying asset classes including funds of hedge funds.

Macquarie Affiliated Managers specialises in growing the asset management business through acquisitions of, and partnerships with, external asset managers. It pursues strategic acquisitions which can extend the footprint of Macquarie's broader securities asset management capabilities, as well as the purchase of controlling stakes in specialist managers that it believes can benefit from an affiliation with Macquarie. Delaware, which was acquired in January, is part of this business. Additionally, Affiliated Managers has an interest in a specialist energy asset manager in Korea.

Operating groups and divisions
Fixed Income, Currencies and Commodities Group

Fixed Income Currencies and Commodities Group (FICC) contributed $A827 million to Macquarie's total profit from operating groups for the year to 31 March 2010. This was an increase of 62 per cent on the prior year, with all operating divisions profitable. It generated operating income of $A1,480 million, an increase of 43 per cent on the prior year.

Metals and Energy Capital was a strong contributor for the year experiencing continued improvement in trading conditions, successful asset realisations and the benefits of a return to more normal market conditions in the project finance sector.

Energy Market Division's result was driven by strong performance of the US and UK energy operations, including the European utilities offering and growth of the global coal business. During the year the business experienced generally low volatility and mixed market liquidity. However, more recently energy market conditions have shown signs of improvement.

Debt Markets (which post balance date has merged with the Foreign Exchange Division to become Fixed Income and Currencies Division) made a strong contribution. Improving Australian debt market conditions supported increased debt market activity.

The contribution from Foreign Exchange (FX) was well down on the record result achieved in the prior year. A significant reduction in both volatility and turnover in global foreign exchange markets during the year impacted all FX market participants. The strong Australian dollar placed additional downward pressure on the division's result.

The Credit Trading Division achieved an outstanding result in its first full year as an operating division within FICC. This result was driven by selective product expansion, the extension into client sales and trading, and the rally in credit markets.

The Emerging Markets Division made a strong contribution for the year, its first as a full operating division. Its performance was underpinned by increased client activity, expansion of emerging market products and services and its geographical expansion into the US and Europe.

The result from Agricultural Commodities was up on the prior year, reflecting a strong contribution from agricultural over-the-counter products, particularly in the Americas, and the freight business made a solid contribution.

The contribution from Futures was broadly in line with the prior year, with exchange volumes recovering, albeit in an inconsistent manner.

Notable activity during the year included:

- extension of the US credit trading business to include client sales and trading and expansion into the UK
- the acquisition of substantially all of the wholesale electric marketing and trading portfolio of Integrys Energy Group
- selective expansion of energy markets and regions traded including European and UK power markets
- broadening emerging markets services to European market participants
- growth in physical shipping and freight capabilities
- expansion into Korea and early stage build out of FICC's strategy for Asia.

Outlook

FICC will continue to focus on growth across its key markets in core geographic regions and protecting the market share of its more mature, domestic businesses. FICC expects continued improvement in market conditions with a strong return of competitors across many market segments accompanying the improved confidence in markets generally.

The group expects its result for the year to 31 March 2011 to be moderately up on the prior year as it continues to invest in organic growth initiatives.

About Fixed Income, Currencies and Commodities Group

The Energy Markets Division provides risk management solutions to energy producers, consumers and investors across a broad range of products and acts as a trading intermediary in gas and power in the US and Europe.

The Credit Trading Division facilitates client transactions with institutional investors and makes markets in secondary trading of and investing in corporate debt securities, credit default swaps, syndicated bank loans, collateralised debt obligations, asset-backed/mortgage-based securities and derivatives of these products.

The Foreign Exchange Division provides 24-hour interbank FX services in all currency pairs to institutional clients in Australia and globally and accesses retail FX volumes through service provision to retail platforms.

The Metals and Energy Capital Division provides equity and debt finance globally to the metals and energy sector as well as providing trading and hedging services to the base and precious metals sectors.

The Agricultural Commodities Division provides risk management, structured financing and physical commodity solutions across agricultural commodities globally and selected dry and wet freight routes.

The Emerging Markets Division provides a full suite of services to institutional and local market participants in emerging markets globally.

The Futures Division provides a full range of broking and clearing services on all major futures exchanges. The division is a leading provider of these services in the Australian market and is pursuing opportunities in offshore markets.

The Debt Markets Division (to merge with Foreign Exchange Division and be renamed *Fixed Income and Currencies Division*) arranges and places primary debt for clients and provides secondary market liquidity in government, inflation linked, corporate, global, mortgage and asset-backed securities and provides interest rate derivative structuring and hedging solutions for clients.

The Central Division is an incubator for various non-division specific, early-stage or cross-divisional initiatives including Environmental Financial Products, Structured Commodity Finance, new jurisdiction and branch initiatives and joint ventures and alliances.

Operating groups and divisions
Banking and Financial Services Group

Banking and Financial Services Group (BFS) contributed $A261 million to Macquarie's total profit from operating groups for the year to 31 March 2010. It generated operating income of $A1,251 million, an increase of 55 per cent on the prior year, as a result of improving market conditions, growth in client numbers and increased inflows into core products such as cash and wrap.

BFS continued its international expansion with the acquisition of Canadian financial services company, Blackmont Capital Inc (Blackmont). Blackmont is a Canadian full service wealth management and investment dealer with 410 full-time staff members in 12 offices in five provinces across Canada. This acquisition increased BFS' staff numbers in North America, making it the second largest BFS operation globally with almost 20 per cent of the group's staff now working there. Integration of the business into Macquarie is well advanced and we are ahead of schedule in terms of recruitment of advisers, increase in client assets under management and growth in revenue.

The Business Banking Division launched a Premium Funding venture with the AON Group of Companies in Canada, UK and Ireland in September. This agreement has significantly extended Business Banking's Premium Funding footprint in these markets and reinforced Macquarie's commitment to the Canadian premium finance market.

The group also launched a premium platform service in the UK to support professional financial planners in providing services to their clients.

The cash businesses continued to perform strongly with retail cash deposits increasing from $A13.4 billion at 31 March 2009 to $A15.5 billion at 31 March 2010. Over the same period, the Cash Management Account (CMA) increased from $A170 million to $A3.6 billion, driven by tailored offerings with competitive interest rates.

Funds under administration in Macquarie Wrap reached $22.5 billion at 31 March 2010, up from $17.5 billion at 31 March 2009.

Macquarie Life Inforce risk insurance premiums increased 103 per cent on the prior year and, for the second consecutive year, Macquarie Life was awarded Five Star status in the 2009 WA Taylor Intermediary Study which surveys 1,000 advisers' satisfaction levels in the life insurance market.

Overall, BFS client numbers increased nine per cent to 863,000 with good growth in Macquarie Cards client numbers. International client numbers reached 70,000 post the acquisition of Blackmont.

Based on market share and trading volumes, Macquarie Private Wealth again held the number one position for full-service retail stockbroking[1].

In August, BFS launched its new online trading platform, Macquarie Edge, a web-based service tailored for the increasing number of Australians who self-manage their share market trading activity. The site includes a wide range of news and analyst commentary, company profiles and access to Macquarie research.

Macquarie Professional Series was named Product Distributor of the Year in the 2009 Standard & Poor's (S&P) Fund Awards. S&P also named Macquarie Professional Series manager, Walter Scott & Partners Limited, as the top International Equities – Developed Markets fund for the third consecutive year.

Post balance date, unit holders in the Cash Management Trust (CMT) approved the transfer of funds to the CMA effective 31 July 2010. The balance in the CMT at 31 March 2010 was $A9.5 billion[2].

Outlook

Subject to market conditions, BFS expects its result for the year ending 31 March 2011 to be up on the prior year.

The group will continue to consolidate its businesses to help maintain its leading market position in the advice and intermediary markets. BFS will continue to look for appropriate acquisition and partnership opportunities which offer differentiated wealth management solutions.

Continued international expansion will be a priority for the group with efforts concentrated in North America, Asia and Europe.

BFS will continue to use its acknowledged risk management strengths to respond to impending regulatory changes.

About Banking and Financial Services Group

BFS is the primary relationship manager for Macquarie's retail client base. The group brings together Macquarie's retail banking and financial services businesses, providing a diverse range of wealth management products and services to financial advisers, stockbrokers, mortgage brokers, professional service industries and the end client.

Macquarie Adviser Services manages relationships with external financial intermediaries and provides sales services and product management of in-house and external products.

Macquarie Direct provides a range of consumer and financial products for 154,000 non-advised clients in Australia. This includes self-directed stock broking through the Edge online trading platform, Macquarie credit cards and cash products.

Macquarie Global Investments provides investment products for retail and wholesale investors globally. The division includes the Macquarie Professional Series, Macquarie Private Portfolio Management and the Macquarie Pastoral Fund.

Macquarie Private Wealth maintains direct relationships with more than 197,000 clients offering a diverse range of services including full-service broking, strategic financial planning, executive wealth management and private banking.

Macquarie Relationship Banking provides innovative banking services to successful small to medium sized businesses, professionals and high net-worth individuals.

BFS North America is responsible for expanding the group's mortgages, banking and premium funding businesses along with the new Macquarie Private Wealth Canada into the North American market.

BFS Europe and Asia is responsible for expanding the group's wealth management business into the Asian, UK and European markets. It has a joint venture agreement with the Indian company, Religare.

[1] IRESS, consideration traded.

[2] Excluding existing amounts held on deposit with MBL at 31 March 2010 of $A0.5 billion.

Operating groups and divisions

Corporate and Asset Finance Division

Corporate and Asset Finance Division (CAF) contributed $A264 million to Macquarie's total profit from operating groups for the year to 31 March 2010, an increase of 300 per cent on the prior year. It generated operating income of $A456 million, an increase of 116 per cent on the prior year.

At 31 March 2010, CAF managed a lease and loan portfolio of $A13.6 billion, an increase of 61 per cent from 31 March 2009. The growth in the portfolio was mainly due to the expansion of corporate lending activities and the acquisition of a $A1.0 billion portfolio of Australian auto loans and leases from Ford Credit Australia in October 2009.

The expansion of CAF's corporate lending activities during the year was a response to the dislocation of global credit markets. The scale back of lending activities by other domestic and international financial institutions provided Macquarie with the opportunity to acquire or originate quality corporate loans at attractive net interest margins.

During the year, CAF acquired the Technology Services Division of Relational Technology Solutions (Relational). This business provides IT related services that are complementary to CAF's existing US IT leasing business and expands and further strengthens Macquarie's US IT leasing platform. As part of the agreement, CAF will also manage Relational's existing $US500 million IT lease portfolio.

Post balance date, CAF agreed to acquire an aircraft operating lease portfolio from International Lease Finance Corporation for $US1.7 billion (net of current cash reserves and subject to adjustments). The portfolio consists of 47 modern aircraft on lease to 35 airlines in 27 countries. Completion of the transaction is expected to occur over the remainder of calendar 2010.

Outlook

The CAF Division expects its result for the year ending 31 March 2011 to be significantly up on the prior year. The division will continue to actively seek further acquisition opportunities. It expects continued growth in its existing businesses and further expansion into new geographies and asset classes.

About Corporate and Asset Finance Division

CAF provides innovative and traditional capital, finance and related services to clients operating in selected international markets specialising in leasing and asset finance, offering tailored debt and finance solutions and asset remarketing, sourcing and trading.

Operating groups and divisions
Real Estate Banking Division

Real Estate Banking Division's (REB) result for the year to 31 March 2010 was a net loss of $A152 million which was 58 per cent below the loss reported in the prior year. It generated an operating loss of $A100 million, 63 per cent below the operating loss in the prior year. The negative result was largely driven by the recognition of asset impairment losses.

Assets under management decreased by 66 per cent during the year from $A14.8 billion at 31 March 2009 to $A5.0 billion. This was largely due to the strengthening Australian dollar, resulting in lower offshore asset values, as well as write-downs and disposals by some funds.

Outlook

The division will maintain its focus on increasing asset realisations through sales of development projects, and the refinancing of near-term debt maturities. REB expects its result for the year to 31 March 2011 to be improved on the prior year.

About Real Estate Banking Division

REB manages real estate balance sheet positions across a number of locations and products. Its operations include real estate development management and funds management, deal sourcing, advisory, structuring and financing, with activities in Australia, Asia, North America, the UK and Africa.

Other groups and divisions

The **Corporate Affairs Group** (CAG) provides essential and professional services across all areas of Macquarie. There are ten divisions in CAG which work together to provide seamless multi-disciplinary support infrastructure tailored to business requirements, while maintaining appropriate levels of risk management, compliance and corporate governance.

The **Finance Division** supports Macquarie's operating groups by providing financial control, financial and capital management, management reporting and budgeting and divisional accounting services. The Division is structured along business lines with a dedicated team co-located with, and providing support to, each operating area. In addition, there are central functions such as Group Finance and Global Financial Services that provide services across the whole of Macquarie. Global Financial Services (GFS) has been formed to create a more efficient and scaleable operating model for the service delivery of the division. GFS currently provides a range of services from Sydney and New Delhi.

The **Group Financial Management Division** is responsible for the management of Macquarie's capital position and more generally providing strategic advice and expertise to management in relation to the balance sheet.

The **Settlements Division** is structured to provide independent specialist verification, confirmation and settlement facilities for a variety of products and currencies for many of Macquarie's businesses globally. The Division provides a key segregated control function built on strong operational risk management and a control culture that is consistent and resilient.

The **Business Improvement and Strategy Division** offers strategic advice and expertise to all Macquarie and related entities. The Division helps businesses to deliver programs for business unit growth and operational effectiveness. It is also responsible for facilitating Macquarie's annual corporate strategy process.

The **Taxation Division** provides taxation support to all areas of Macquarie, managing relationships with revenue authorities worldwide and compliance with taxation legislation.

Group Treasury is responsible for the funding, liquidity and interest rate risk management of Macquarie's balance sheet. In addition, Group Treasury manages Macquarie's liquid asset portfolio and is responsible for managing banking and rating agency relationships.

The **Corporate Communications and Investor Relations Division** (CCIR) actively engages with shareholders, debt investors, investment analysts, governments, media, staff and the wider community to maximise their understanding of Macquarie and to enable Macquarie to understand the expectations of our key stakeholders.

CCIR is responsible for overseeing management of Macquarie's brand and reputation. it also includes the activities of the Macquarie Group Foundation. Macquarie Sports and the Sustainability and Environment Office.

Macquarie aspires to be recognised as the leading employer of the best people in the market. The **Human Resources Division** supports business strategy by seeking to attract, recruit, reward and retain the best employees. To achieve this the Division works closely with business groups providing operational and consulting services globally.

The **Business Services Division** comprises Corporate Real Estate, Corporate Risk, Corporate Services, Event Marketing and Strategic Sourcing. The teams have the responsibility for the strategic direction, implementation and ongoing management of Macquarie's workplaces, physical risks and corporate services whilst the strategic sourcing team leverages the Macquarie brand, global presence and spend on goods and services to unlock value from its suppliers and vendors.

The **Company Secretarial Division** provides governance and company secretarial services to Macquarie, including the main Boards of Macquarie, the Board Committees, Macquarie's subsidiary companies and Macquarie's Executive Committee. The Division is also responsible for the coordination and administration of Macquarie's share registry arrangements, employee equity plans and Macquarie's global professional risk and general liability insurances.

Other groups and divisions continued

Information Technology Group (ITG) is responsible for the management of Macquarie's technology infrastructure, the support and development of existing business systems and the delivery and deployment of new systems, technologies and services. It incorporates business-aligned teams which provide dedicated and specialist services to businesses as well as central teams which provide shared services, such as infrastructure, to multiple businesses. The business-aligned teams are often co-located with the business.

ITG supported the integration of businesses including Sal. Oppenheim, FPK and Tristone Capital as well as the merger of Macquarie Cook Energy in Los Angeles with Macquarie Power to form Macquarie Energy based in Houston.

Other integration programs are part-way through including those for Delaware Investments and Blackmont Capital. ITG also supported five transitions with respect to listed infrastructure funds in Australia. The transitions involved restructure, internalisation or management transfer, with ITG working to ensure transition was smooth and timely for the customers, new management, staff and third parties.

The business-aligned teams implemented a number of significant applications including:

- Calypso: the second phase of the global cash management system implementation delivered major enhancements to support Treasury foreign currency loans and deposits
- Anti-Money Laundering: transaction monitoring and case management capabilities were implemented as part of Macquarie's compliance program.

During the year, ITG was involved in a number of relocations to support the continuing growth of Macquarie:

- a second purpose-built, state of the art, data centre was opened in Sydney. This also enabled the decommissioning of a legacy data centre
- many new technologies, particularly those relating to mobility, were introduced to support Activity-Based Working in Shelley Street and have since been implemented in other global locations
- ITG's offshore centre in the Philippines was relocated to a larger building to accommodate for the growth in staff that provide additional around-the-clock support for Macquarie's information technology systems.

Risk Management Group (RMG) is an independent, central unit responsible for ensuring all risks are appropriately assessed and managed across Macquarie. Its functions include Credit, Prudential, Capital and Markets, Market Risk, Operational Risk, Compliance and Data Policy. The Head of RMG has oversight of Internal Audit jointly with the Board Audit and Compliance Committee (BACC). A full risk management report is contained in the Macquarie Group 2010 Annual Report.

Credit minimises the risk of loss arising from failure by counterparties to repay loans or honour contracts. It ensures that the identification and assessment of equity exposure risks is complete.

Prudential, Capital and Markets (PCM) is responsible for ensuring that Macquarie discharges its obligations to the Australian Prudential Regulation Authority (APRA), including compliance with prudential standards and maintaining a constructive relationship with the regulator. PCM also ensures that aggregate risks across all risk types do not exceed Macquarie's economic capability to bear risk and provides prudential oversight over liquidity risk management.

Market Risk constrains the risk of losses on the trading portfolio that may arise from adverse movements in market prices and volatility. It both develops and monitors the framework that constrains these risks.

Operational Risk assesses operational risk from a Macquarie-wide perspective and ensures that an appropriate framework exists to identify, assess and manage operational risk. It is also responsible for Macquarie's operational risk capital measurement methodology.

Compliance assesses regulatory, legal and reputation risks from a Macquarie-wide perspective. It creates Macquarie-wide policies and procedures to manage these risks and monitors and oversees the management of compliance risks by each of Macquarie's businesses.

The **Quantitative Applications Division (QAD)** is responsible for reviewing and approving all derivatives pricing models used within Macquarie's trading systems. In addition, QAD works with businesses to provide solutions to complex financial problems and presents courses internally on quantitative approaches in finance.

Internal Audit provides independent assurance to senior management and the BACC on the adequacy of design and effectiveness of Macquarie's financial and risk management framework.

Data Policy ensures that uniform data standards are adopted across Macquarie so that accurate and reliable information is used for credit monitoring and for regulatory and statistical reporting processes.

RMG's oversight of risk is based on the following five principles:

1. Independence – RMG, which is responsible for assessing and monitoring risks across Macquarie, is independent of the operating areas of Macquarie. The Head of RMG, as Macquarie's Chief Risk Officer, reports directly to the Managing Director and Chief Executive Officer with a secondary reporting line to the Board Risk Committee. RMG approval is required for all material risk acceptance decisions
2. Centralised prudential management – RMG's responsibility covers the whole of Macquarie. Therefore, it can assess risks from a Macquarie-wide perspective and provide a consistent approach across all operating areas
3. Approval of all new business activities – Operating areas cannot undertake new businesses or activities, offer new products, or enter new markets without first consulting RMG. RMG reviews and assesses risk and sets prudential limits. Where appropriate these limits are approved by the Executive Committee and the Board
4. Continuous assessment – RMG continually reviews risks to account for changes in market circumstances and developments within Macquarie's operating areas
5. Frequent monitoring – Centralised systems exist to allow RMG to monitor credit and market risks daily. RMG staff liaise closely with operating and support divisions.

RMG provides specific guidance to the Board Remuneration Committee in relation to the risk-adjustment of remuneration.

During the past year, Macquarie's Operating Groups and Divisions took advantage of global growth and transaction opportunities arising from generally improved market conditions. In response to the expansion, RMG increased its staff numbers in relevant offices globally to ensure appropriate resourcing and effective risk oversight. RMG adapted its risk limits structure to effectively support the evolving business activities. In a year where there has been widespread discussion on regulatory frameworks for financial institutions, RMG has also been responsible for coordinating Macquarie's evaluation of these developments and its response.

Macquarie Group Foundation

In the year to 31 March 2010, the Macquarie Group Foundation (the Foundation) maintained its strong level of giving and support of staff activity in the communities in which Macquarie operates. In a period in which not-for-profit organisations around the world faced increasing pressures in attracting funding due to the global economic downturn, the Foundation continued its support of the sector.

In total, the Foundation and Macquarie staff contributed $A22.6 million to more than 900 community organisations globally. This comprised $A15.8 million of Foundation donations and $A6.8 million of Macquarie staff fundraising.

The Foundation continued to support and encourage staff, who acted as volunteers, fundraisers and pro bono service providers to many different community organisations around the world.

The Foundation has supported many staff initiatives including:

- Macquarie LEADS (Learning, Education, Advancement, Development Support), a global program spearheaded by more than 500 Macquarie staff which helps young people learn and recognise the value of education. Some LEADS programs are noted below
- Big Buddy Reading involving staff in Sydney, Melbourne, Hong Kong and London (New York commenced April 2010) providing mentoring and one-on-one reading to primary-aged children with reading difficulties
- The Hackney School's Mentoring Programme with London staff mentoring young people on work-related activities and career counselling
- Macquarie New York student mentoring program in association with Columbia University's Double Discovery Center where senior staff participate in a range of activities incorporating a month's work experience for first generation college-bound students
- Macquarie Toronto mentoring program through the youth agency Youth in Motion which helps young women with employment barriers develop workplace skills
- Macquarie Houston mentoring program as part of the non-denominational Cristo Rey Jesuit corporate work study program where students spend one or two days each week at Macquarie in an entry-level position
- Macquarie Hong Kong mentoring program for eight female pupils through Marycove School involving a range of workshops and social activities
- The Graduate Volunteer Network (GVN), an umbrella collective through which groups of Macquarie graduates undertake fundraising or volunteering for not-for-profits. In 2009, through a range of innovative activities, the Sydney GVN supported fostering organisation Stretch-A-Family and the Leukaemia Foundation of Australia, and the London GVN supported Ivy Street Children's Centre
- A number of particularly outstanding staff efforts, which the Foundation has recognised through the Macquarie Staff in the Community awards. The Foundation provides these staff with $A10,000 to be donated to the community organisation of their choice. In 2009, eight individuals and two teams received awards for their work with community organisations as diverse as Minds Matter, a New York-based charity that helps accomplished high school students from low-income families prepare for college; viBe Theater Experience, a creative space for teenage girls in New York City; and Youngcare, a residential disability charity based in Australia.

Macquarie staff have also joined together in several targeted campaigns to raise money across Macquarie's different offices. This global fundraising has resulted in significant financial support of organisations such as Juvenile Diabetes Research Foundation, UNICEF and men's health awareness group Movember.

Macquarie Group Foundation's staff donation matching scheme enables staff to effectively double their own contributions. In addition, the Foundation's investment in community organisations often enables these organisations to leverage further support from other funding bodies.

The Foundation's position as a leading corporate benefactor is cemented through its establishment and/or funding of a number of social policy initiatives. These include, for example, its cornerstone funding of Mission Australia's Research and Social Policy Unit, the Macquarie Group Foundation Chair for the Centre for Social Impact at the University of New South Wales, and the funding of the Young Foundation, a London-based social innovation centre which looks at improved ways of meeting society's needs.

Each year, more than 20,000 children participate in Macquarie Sport-run clinics across the country in netball, cricket, basketball, rugby league, rugby union and Australian Rules. Supported by the Foundation and Macquarie businesses, Macquarie Sports works closely with Australian sports representatives to bring these clinics to life through coaching and presentations.

Corporate Governance

Macquarie's approach to Corporate Governance

Macquarie's approach to corporate governance aims to achieve superior and sustainable financial performance and long-term prosperity while meeting stakeholders' expectations of sound corporate governance.

Macquarie's corporate governance framework has been developed to support Macquarie's client focused business operations while providing clear guidance on how authority is exercised within Macquarie, including Board oversight of key controls. The Board, with the assistance of the Board Corporate Governance, Audit and Compliance, Remuneration and Risk Committees, determines the most appropriate corporate governance practices.

Macquarie Group Limited is listed on the Australian Securities Exchange (ASX) and is regulated by the Australian prudential regulator, APRA, as a non-operating holding company of a licensed Australian Bank, Macquarie Bank Limited. Macquarie is also supervised by the Australian corporate regulator, ASIC. A number of Macquarie's key operating subsidiaries are supervised by regulators in the overseas jurisdictions in which they operate.

Members of the Board and staff are responsible for upholding the goals and values to which Macquarie aspires: *Integrity, Client commitment, Strive for profitability, Fulfilment for our people, Teamwork and Highest standards*. Adherence to Macquarie's Goals and Values is a relevant factor in assessing individual performance.

While Macquarie's Board and Board Committee structure has remained largely unchanged for a number of years, Board delegations and Board/Committee charters are regularly reviewed. Macquarie's approach to risk management and remuneration has also been consistent over time.

Macquarie monitors regulatory and corporate governance developments that impact on Macquarie's businesses, adopting corporate governance practices it considers are in the best interests of Macquarie and its shareholders, consistent with Macquarie's responsibilities to other stakeholders including clients, investors and staff. Macquarie considers that its governance practices are consistent with all but one of the ASX Corporate Governance Council's Corporate Governance Principles and Recommendations as set out below under the description of the role of the Chairman. A summary of the ASX Principles and Recommendations and reference to the applicable Macquarie governance practice is available on Macquarie's website at macquarie.com.au

Key developments during the year included changes to the delivery mechanism and retention and release conditions of Macquarie's deferred remuneration arrangements. In particular, the Macquarie Group Employee Retained Equity Plan was approved by shareholders at a General Meeting in December 2009.

The following is a description of the corporate governance framework and associated practices in place during the year to 31 March 2010.

Corporate Governance framework


Macquarie Group Board
Board Audit and Compliance Committee
Board Corporate Governance Committee
Board Risk Committee
Board Remuneration Committee
Board Nominating Committee
— Financial reporting, Compliance and Internal Audit
— Corporate Governance framework
— Risk Management framework and risk profile
— Remuneration policies, practices and related disclosure
— Board and Board Committee membership
Macquarie Group Managing Director
Powers of the Macquarie Group Board within delegated limits for all matters except those reserved for the Board or Board Committees in the Board Charter
Macquarie Group Executive Committee and Operations Review Committee

Corporate Governance continued

Board oversight and management

The current composition of the Macquarie Board, as at the date of this report, is set out in the table below. Details of each Director's experience is summarised in Schedule 1 of the Directors' Report. Macquarie's Constitution includes requirements concerning board size, meetings, election of directors and powers and duties of directors. As at 31 March 2010, the Board had nine Directors. A copy of the Constitution is available on Macquarie's website.

The Board has reserved certain matters for its approval and has delegated specific authorities to its various Board Committees. The Managing Director has been granted general authority for those matters not reserved for the Board or Board Committees. Macquarie's Executive and Operations Review Committees operate as management committees pursuant to the Managing Director's delegated authority. Details of the Board's relationship with management and its role and responsibilities are contained within the Board's Charter which is available on Macquarie's website.

Macquarie has adopted a number of practices to regulate the division of responsibilities between the Board and management, including:

- having a majority of independent directors on the Board
- the separation of the roles of chairman and chief executive officer
- having, at least annually, the Non-Executive Directors meet in the absence of management
- that the number of Non-Executive Directors present at a meeting must be greater than the number of Executive Voting Directors
- that the Board Risk, Remuneration, Audit and Compliance, and Corporate Governance Committees be chaired by Independent Directors
- providing Directors with the ability to seek independent professional advice for company related matters.

Chairman

David Clarke is the Non-Executive Chairman of Macquarie Group. He sought and was granted leave from 27 November 2008 to 30 August 2009 due to illness. Kevin McCann, the Board's Lead Independent Director, served as Acting Chairman during this time.

Given Mr Clarke's role as Executive Chairman of Macquarie Bank from its formation until 31 March 2007, he is not considered to be an Independent Director.

APRA's Governance Standard, *APS 510 Corporate Governance*, requires that regulated entities have an independent chairman. Notwithstanding this requirement, APRA has confirmed that it will allow Mr Clarke to continue as Chairman. The ASX Recommendations also include a recommendation that the Chairman be independent. The Board believes that Mr Clarke is the most appropriate Director to be Macquarie's Chairman because of his relevant financial and industry experience, record of leadership and deep understanding of Macquarie's operations which are diverse and highly specialised. The Board has appointed a Lead Independent Director to act as a conduit to the Chairman for issues that the Independent Directors have as a group.

Director	Board Membership	Date of Appointment
David Clarke AO	Non-Executive Chairman	August 2007
Nicholas Moore	Executive	February 2008
Michael Hawker	Independent	March 2010
Peter Kirby	Independent	August 2007
Catherine Livingstone AO	Independent	August 2007
Kevin McCann AM	Independent	August 2007
John Niland AC	Independent	August 2007
Helen Nugent AO	Independent	August 2007
Peter Warne	Independent	August 2007

Lead Independent Director

Kevin McCann, as the Lead Independent Director, chairs meetings of the Independent Directors as a group and provides feedback to the Chairman on any issues raised by them.

Independent Directors

Macquarie recognises that independent directors are important in assuring shareholders that the Board is properly fulfilling its role including monitoring the performance of senior management. Seven of the Macquarie Board's nine members are independent directors.

The independence of directors is determined annually by the Board Corporate Governance Committee (BCGC). Based on Macquarie's criteria for assessing director independence, each Independent Director is asked to confirm whether they have any interests or relationships that may impact either on their ability to act in the best interests of Macquarie or independently of management. In March 2010, each Independent Director confirmed their independence and agreed to inform the Board should they believe that their status may have changed.

Mr Warne noted that he is Chairman of ALE Property Group (ALE) and a Non-Executive Director of ASX Limited. During the year ALE paid Macquarie fees that exceeded five per cent of ALE's total operating costs which is not a material amount of Macquarie's operating revenue. Mr Warne did not take part in any decisions to appoint Macquarie in relation to banking services and corporate advice provided by Macquarie to ALE. Macquarie also undertakes significant trading activity through the ASX on behalf of its clients resulting in amounts paid by Macquarie to the ASX that vary from month to month. The BCGC has determined that fees paid by ALE to Macquarie during the year and by Macquarie to the ASX as a consequence of its trading activity do not materially interfere with the exercise of Mr Warne's independent judgement.

At its meeting in March 2010, the BCGC determined that Helen Nugent, Catherine Livingstone, Kevin McCann, Peter Kirby, Peter Warne and John Niland continued to be Independent Directors. On appointment, Michael Hawker confirmed that he was independent in accordance with Macquarie's director independence criteria.

Directors are able to consult independent experts at Macquarie's expense, subject to the estimated costs being approved by the Chairman in advance as being reasonable, and have unlimited access to senior management of Macquarie.

The criteria used to assess independence, including materiality thresholds, are reviewed annually and are available on Macquarie's website.

Board performance

The Board reviews its performance and the performance of each director on an annual basis. The process for conducting the review is agreed by the Board and typically includes individual interviews by the Chairman with each director and the use of a questionnaire to cover matters such as:

- the Board's contribution to developing strategy and policy
- the Board's performance relative to its objectives
- interaction between the Board and management and between Board members
- the Board's oversight of business performance and compliance, control risks and management
- Board composition, including consideration of relevant skills, and structure
- the operation of the Board, including the conduct of Board meetings and group behaviours.

The Lead Independent Director provides feedback to the Chairman on matters listed above based on a meeting with other Independent Directors.

A written report summarising the results, issues for discussion and recommendations is presented to the Board and discussed at a Board meeting. Regular Board education sessions are held during the year in response to business awareness needs, as identified by the Non-Executive Directors.

The Board appointed an external consultant to conduct its review in 2009. A written report, including outcomes of the review, issues for discussion and recommendations, was presented to the Board and considered at a Board meeting in May 2009. In 2010, the Board's review is being undertaken internally following the process described above.

Each Board Committee also undertakes a periodic review of its performance at least biennially. The process for the review also includes use of a questionnaire and discussion of the outcomes, including recommendations, led by the Chairman of the Board Committee.

During the year four Board Committees undertook an evaluation of their performance, with the Board Risk Committee's review being part of the annual Board review process.

A summary of the processes adopted by Macquarie for Board and Key Executive Performance Review is available on Macquarie's website.

Performance of key executives

Formal processes, summarised below, have been adopted by Macquarie to review the performance of Macquarie's most senior executives. As part of the review, the Non-Executive Directors meet as a group to approve the remuneration of the Managing Director and Executive Committee members.

Every year the Managing Director presents to the Non-Executive Directors as part of the formal review of the Managing Director. The Non-Executive Directors review performance by considering a range of indicators including financial performance measures, strategic initiatives, risk management, governance and compliance, staff and human resources indicators, reputation management and monitoring, and community and social responsibility matters. A similar process is also followed to review the performance of the Managing Director of Macquarie Bank.

The Managing Director evaluates, at least annually, the performance of the Deputy Managing Director and the Operating Group Heads, including the Head of Risk Management and the Chief Financial Officer. Performance criteria vary according to the individual's role. Factors relevant to assessing performance include (as appropriate) relative contributions to profits, capital usage, how business is done, including risk management, governance and compliance, people leadership and upholding Macquarie's Goals and Values. The Managing Director reports to the Board Remuneration Committee on the performance of these key executives.

The Board and Management seek to ensure that remuneration for the Head of the Risk Management Group is determined in a way that preserves the independence of the function and maintains Macquarie's robust risk management framework.

A performance evaluation for senior executives has taken place during the year in accordance with the process described above. Further detail on the remuneration policy for Key Executives is found in the Remuneration Report in the Macquarie Group 2010 Annual Report.

Board Committees

The Board has delegated specific authorities to its five standing Board Committees to assist it with the execution of its responsibilities. All Board members are sent Board Committee meeting agendas and may attend Board Committee meetings. Subsequent to each Board Committee meeting, the minutes are included in the Board papers and the Board Committee Chairman reports to the Board.

Board Committee Charters set out the duties, responsibilities and membership requirements of each Committee and are available on Macquarie's website.

The current membership of each Board Committee is set out below. Details of each Director's experience is summarised in Schedule 1 of the Directors' Report in the Macquarie Group 2010 Annual Report.

Standing Board Committee Membership	Audit and Compliance	Corporate Governance	Nominating	Remuneration	Risk
Non-Executive (non Independent) Director					
David Clarke AO			Chairman	Member	Member
Executive Voting Director					
Nicholas Moore					Member
Independent Directors					
Michael Hawker					Member
Peter Kirby	Member	Member			Member
Catherine Livingstone AO	Chairman		Member		Member
Kevin McCann AM	Member	Chairman			Member
John Niland AC		Member		Member	Member
Helen Nugent AO			Member	Chairman	Member
Peter Warne	Member			Member	Chairman

Corporate Governance
continued

For the duration of Mr Clarke's leave of absence, which ended on 30 August 2009, Mr McCann was a member and Acting Chairman of the Board Nominating Committee and a member of the Board Remuneration Committee. Members' attendance at Board and Board Committee meetings is set out at the beginning of the Directors' Report.

Board Nominating Committee and board renewal

The Board Nominating Committee assists the Board in maintaining a board that has an appropriate mix of skills and experience to be an effective decision-making body, contributing to the successful oversight and stewardship of Macquarie. Its members are Non-Executive Directors and the majority are independent. The Board Nominating Committee Charter, which sets out its responsibilities and how it exercises its authority, is available on Macquarie's website.

The Board recognises the importance of undergoing a regular process of renewal via changes in membership. Macquarie's Policy on Board Renewal and Appointment of Directors is available on Macquarie's website. The Board has delegated responsibility for identifying candidates for the Board to the Board Nominating Committee which considers succession planning for the Board and the necessary and desirable competencies for a new Board member. The Board Nominating Committee is able to engage external consultants to assist with the selection of new candidates or other independent experts to the extent it considers it necessary to carry out its duties. The Board Nominating Committee is chaired by David Clarke.

New Independent Directors are appointed for terms that will not exceed a maximum of 12 years.[1] In addition to providing an induction program for new Directors, regular Board education sessions are held during the year in response to business awareness needs, as identified by the Non-Executive Directors.

Board Corporate Governance Committee

The Board Corporate Governance Committee (BCGC) assists the Board in adopting the most appropriate corporate governance policies for Macquarie and meeting Macquarie's corporate governance requirements. The Committee is chaired by Lead Independent Director, Kevin McCann, and all Committee members are Independent Directors.

Board Risk Committee

Primary responsibility for ensuring an appropriate risk management framework including the establishment of policies for the control of risk lies with the Board Risk Committee. The Board Risk Committee receives information on the risk profile of Macquarie, any breaches of the policy framework and external developments which may have some impact on the effectiveness of the risk management framework. It also approves significant changes to the risk management policies and framework.

All members of the Board are also members of the Board Risk Committee to focus appropriate attention on the oversight of risk. The Committee is chaired by Independent Director, Peter Warne.

Further information on the operation of the Board Risk Committee is provided below under Oversight of risk management.

Board Audit and Compliance Committee

The Board Audit and Compliance Committee (BACC) has responsibility for exercising oversight over compliance of the financial statements with legal requirements and other mandatory professional reporting requirements and advising the Board on these matters. In addition, it is responsible for monitoring compliance with the risk management framework approved by the Board Risk Committee for internal control and compliance matters. In this role, the BACC oversees plans for the activity of the Internal Audit, Compliance, and Credit Assurance functions.

All four members of the BACC are Independent Directors. The Committee is chaired by Catherine Livingstone, a Chartered Accountant with significant and relevant finance and accounting experience. The Chairman of the Board Risk Committee is also a member of the BACC and one member of the Committee, Kevin McCann, has a legal background.

Further information on the role of the BACC is provided below under Financial reporting.

[1] Time served by Independent Directors on the Board of Macquarie Bank prior to the restructure of Macquarie in November 2007, calculated in accordance with transitional provisions that broadly weight past time on the Board prior to August 2002 at 50 percent, will be regarded as time served on the Macquarie Board.

Corporate Governance continued

Board Remuneration Committee

The Board Remuneration Committee (BRC) makes recommendations to the Board that promote appropriate remuneration policies and practices for Macquarie. It also has responsibility to liaise with the Board Risk Committee, the BCGC and the BACC in relation to remuneration related disclosures in the financial statements and remuneration report.

The Chairman of the BRC, Helen Nugent, is an Independent Director and a majority of the Committee's members are Independent Directors. The Chairman of the Board Risk Committee is also a member of the BRC.

Further information on the role of the BRC is provided in the Remuneration Report.

Ethical and responsible decision making

Code of Conduct

Macquarie has adopted a Code of Conduct, which incorporates Macquarie's Code of Ethics (What We Stand For). The Code of Conduct is also reflected in, and supported by, a broad range of Macquarie's internal policies and practices.

The Code of Conduct, which is endorsed by the Board, is intended to help staff to understand their responsibilities to uphold the following goals and values to which Macquarie aspires: *Integrity, Client commitment, Strive for profitability, Fulfilment for our people, Teamwork and Highest standards*. It also details standards and expectations around conflicts of interest, disclosure and corruption, to ensure that the highest standards are maintained and Macquarie's reputation enhanced.

A copy of the Code of Conduct is available on Macquarie's website.

Integrity office

The integrity of an organisation is maintained by the people that work within it. All Macquarie staff are expected to uphold, and are supported in maintaining, the highest standards.

Macquarie established the position of Integrity Officer in 1998. The Integrity Officer acts as an independent point of contact for staff on integrity issues and works to ensure that all Macquarie business is conducted in accordance with sound ethical practices and the Goals and Values of the organisation. The Integrity Officer reports directly to the Chief Executive Officer and provides a report on the activities of the Integrity Office to the BCGC.

Macquarie's Corporate Citizenship statement is available on Macquarie's website. Further information about the role of the Integrity Officer and activities of the Integrity Office is provided in the Sustainability report in the Macquarie Group 2010 Annual Report.

Dealing with potential conflicts

Failure to identify a conflict of interest before entering into a transaction, undertaking any dealing (either directly with clients or otherwise), or undertaking any fiduciary role, can give rise to considerable harm to Macquarie's relationship with clients and its reputation.

Macquarie has systems and protocols in place to identify a conflict of interest and a framework for managing conflicts. It is the responsibility of each business head to ensure that conflicts of interest are adequately managed and that their business is conducted in accordance with applicable laws, regulations, rules and statements of regulatory policy.

Macquarie has adopted a variety of measures to manage conflicts of interest, including Macquarie-wide and Divisional policies, systems, lists, information protocols and appropriate disclosures. The appropriate mechanism to manage a conflict will depend on the circumstances and nature of the conflict. Conflict management arrangements at Macquarie are subject to the oversight function of RMG Compliance.

The Board has guidelines for its members for declaring and dealing with potential conflicts of interest which include:

- Board members declaring their interests as required under the *Corporations Act 2001* (Cth) (the Act), ASX Listing Rules and general law requirements;
- Board members with a material personal interest in a matter not receiving the relevant Board paper and not being present at a Board meeting during the consideration of the matter and subsequent vote unless the Board (excluding the relevant Board member) resolves otherwise
- Board members with a conflict not involving a material personal interest may be required to absent themselves from the relevant deliberations of the Board.

Macquarie Bank is a wholly owned subsidiary of Macquarie, and the Macquarie Bank Board is ultimately responsible for the sound and prudent management of Macquarie Bank, with due consideration for the interests of deposit holders.

The Macquarie Bank Board also has processes in place to ensure that decisions made by them are done so at arm's length. Where potential conflicts arise, management will ensure that Directors of the relevant Board have sufficient information to manage conflicts appropriately.

Staff and Director trading

Macquarie's Personal Dealing Policies apply to Directors and all Macquarie staff. They identify the principles by which Macquarie balances the personal investment interests of staff against Macquarie's responsibility to ensure that the personal dealing and investment activities of its staff in any financial product are conducted appropriately. A summary of Macquarie's Trading Policy is available on Macquarie's website.

Key aspects of the Policy include:

- **pre-clear securities trading:** Directors, staff and their associates must pre-clear their securities trading with Macquarie
- **trading windows:** Generally, Directors and staff may only trade in Macquarie securities and related derivatives during designated trading windows. These are typically of three to five weeks' duration and follow Macquarie's announcement of its interim and full year profits and after the AGM. Participants in Macquarie's Employee Equity Plans may also be allowed to deal in other designated exercise periods
- **trading prohibition while in possession of material non public price sensitive information:** in all cases Macquarie prohibits Directors and staff from dealing in such investments while they possess material non-public price-sensitive information about Macquarie
- **unvested options, retained shares and minimum shareholding requirements cannot be hedged:** Staff are not permitted to undertake any action that is designed to limit their exposure to Macquarie shares which are subject to retention arrangements, or their unvested Macquarie options. Non-Executive Directors may also not enter into a transaction that operates to limit the economic risk of their Macquarie shareholding below their minimum shareholding requirement
- **net short positions not permitted:** Directors and employees are not permitted to take net short positions in Macquarie Group Limited shares or any securities in Macquarie-managed funds.

Each member of the Board is encouraged to consider positions in a Macquarie-related security as a long term investment and is not permitted to trade derivatives without the prior approval of the Chairman (or the Managing Director in the case of the Chairman). Board members and Executive Committee members are also required to annually disclose any financing arrangements relating to their Macquarie securities to Macqurie and manage their financing arrangements in accordance with Macquarie's Trading Policy.

Sustainability and the community

Macquarie has a robust framework of polices, underpinned by its Goals and Values and Code of Conduct, relevant to environmental, occupational health and safety, diversity, social and governance responsibilities. Macquarie's approach to sustainability is included in the Sustainability report within the Macquarie Group 2010 Annual Report.

Macquarie has committed to becoming carbon neutral by December 2010. Macquarie also invests continually in the development and training of its staff and engages in the wider community through the Macquarie Group Foundation (the Foundation).

In the year to 31 March 2010, the Foundation and Macquarie staff contributed $A22.5 million to more than 900 community organisations globally.

In addition, there are also a number of Foundation volunteer programs. Through volunteer activities, staff can directly help community organisations and also build sustainability in the not-for-profit sector by transferring their business skills, providing mentor support, serving as board members and giving pro bono advice. The Foundation works closely with its community partners to assess how this volunteer support can be best utilised.

Details of Macquarie staff community initiatives and organisations supported by the Foundation are available on Macquarie's website.

Corporate Governance continued

Financial reporting

On behalf of the Boards of Macquarie and Macquarie Bank, the BACC monitors:

- the integrity of Macquarie's financial reporting and, as part of this role, the operation of the financial reporting processes. The processes are aimed at providing assurance that the financial statements and related notes are complete, in accordance with applicable legal requirements and accounting standards, and give a true and fair view of Macquarie's financial position. During its review of Macquarie's interim and year end financial reports the BACC meets with the external auditor in the absence of management
- the external auditor engagement. The BACC reviews the appointment, the terms of the engagement and the performance of the external auditor, prior to making recommendations to the Board on the appointment and removal of the external auditor
- the operation of the Internal Audit Division. The BACC reviews the appointment and performance of the Head of the Internal Audit Division (IAD), as well as the remuneration arrangements in place, to maintain the objectivity of the Internal Audit function. It also monitors the scope and implementation of the IAD annual plan.

The BACC monitors regulatory compliance as it relates to Macquarie's internal controls and compliance with internal control guidelines and policies including those that have the potential to impact financial reporting processes. During the year the BACC commissioned an external review of the Compliance function within Macquarie.

Auditor independence

The BACC reports to the Board, prior to the approval of the interim and year end financial report, on its monitoring of the independence of the external auditors in accordance with its obligations under the *Corporations Act 2001* (Cth), Macquarie's Auditor Independence Policy and the BACC Charter.

Macquarie's Auditor Independence Policy requires BACC approval, or between meetings the approval of the BACC Chairman, for material non-audit work performed by its auditors. Also in accordance with the Policy, Macquarie's audit engagement partner and review partner must be rotated every five years. Macquarie's lead audit engagement partner rotated at the conclusion of the 2008 financial reporting period.

The BACC Charter and an External Auditor Policy Statement contain key aspects of Macquarie's Auditor Independence Policy and external auditor selection process and are available on Macquarie's website.

Chief Executive Officer and Chief Financial Officer declaration

The Macquarie and Macquarie Bank Boards receive written confirmation from the Chief Executive Officer and the Chief Financial Officer that:

- their statement given to the Board on the integrity of the financial statements is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board; and
- Macquarie's risk management and internal compliance and control system is operating effectively in all material respects.

Macquarie's senior management has reported to the Boards of Macquarie and Macquarie Bank on the effectiveness of the management of material business risks for the year ended 31 March 2010. The Boards have received the Chief Executive Officer and Chief Financial Officer declarations described above for this financial year.

Commitment to shareholders and an informed market

Macquarie believes that shareholders, regulators, ratings agencies and the investment community should be informed of all major business events and risks that influence Macquarie in a factual, timely and widely available manner. Macquarie has a Continuous Disclosure Policy which is incorporated in the External Communications Policy.

It is Macquarie's policy that any price-sensitive material for public announcement, including annual and interim profit announcements, release of financial reports, presentations to investors and analysts and other prepared investor briefings for Macquarie and Macquarie Bank, will be:

- factual and reviewed internally before issue
- timely and expressed in a clear and objective manner
- lodged with the ASX as soon as practical and before external disclosure elsewhere.

An External Communications Policy Summary is available on Macquarie's website.

Macquarie's website

Macquarie's website contains recent announcements, presentations, past and current reports to shareholders including copies of recent notices of meeting, answers to frequently asked questions and a summary of key financial data. There is also a link on this page allowing investors to register to receive significant Macquarie announcements electronically by email as soon as practicable after they have been lodged with the ASX.

Macquarie provides a webcast of its AGM and any other general meetings for the benefit of shareholders who are unable to attend. The AGM webcast, year end and half year results presentations and operational briefing presentations are also available on Macquarie's website.

A Shareholder Calendar is available on Macquarie's website.

Shareholder meetings

Macquarie typically holds its AGM in July of each year. Macquarie encourages shareholders to participate in general meetings and aims to choose a date, venue and time considered convenient to the greatest number of its shareholders. This year Macquarie's AGM will be held in Sydney and the Macquarie Bank AGM will be held on the same day, after the Macquarie AGM. Other general meetings may be held as required during the year.

Macquarie's auditor is required to attend each AGM and be available to answer questions about the conduct of the audit, and the preparation and content of the auditor's report. Notices of meeting are accompanied by explanatory notes on the items of business and together they seek to clearly and accurately explain the nature of business of the meeting.

Shareholders, if unable to attend the meeting, are encouraged to vote on the motions proposed by appointing a proxy. The proxy form included with a notice of meeting will seek to clearly explain how the proxy form is to be completed and submitted.

Online proxy voting is also available to shareholders. Unless specifically stated in a notice of meeting, all holders of fully paid ordinary shares are eligible to vote on all resolutions. Holders of Macquarie Income Securities have the right to attend the Macquarie Bank AGM, at which they have limited voting rights, as set out in the terms of their issue which can be found at macquarie.com.au/au/about_macquarie/investor_information/macquarie_income_securities.htm.

Oversight of risk management

Risk management is sponsored by the Board, and is a top priority for senior managers, starting with the Chief Executive Officer. Macquarie's approach to risk management is embedded across all business units. The Board, through the Board Risk Committee, oversees the risk appetite and profile of Macquarie and ensures that business developments are consistent with the risk appetite and goals of Macquarie.

A copy of the Board Risk Committee Charter is available on Macquarie's website.

The Head of the Risk Management Group (RMG), as Macquarie's Chief Risk Officer, is a member of Macquarie's Executive Committee, reports directly to the Chief Executive Officer of Macquarie and presents on risk matters at each Board meeting. The Head of RMG has a secondary reporting line to the Board Risk Committee which approves the replacement, appointment, reassignment or dismissal of the Head of RMG.

At the executive management level, the Macquarie and Macquarie Bank Executive Committees and Operations Review Committee focus on strategic and operational issues, material transactions and review the performance of Macquarie on a monthly basis. Beneath this level, other committees exist where senior specialists focus on specific risks as appropriate (e.g. Market Risk Committee, Asset and Liability Committee).

Macquarie's approach to risk management is detailed in the Risk Management Report in the Macquarie Group 2010 Annual Report and is available on Macquarie's website.

Remuneration

The Board of Directors oversees Macquarie's remuneration arrangements, including executive remuneration and the remuneration of Non-Executive Directors. The Board is assisted by the Board Remuneration Committee. The Board Remuneration Committee annually reviews the remuneration strategy to ensure it delivers the best outcomes for Macquarie and shareholders.

A copy of the Board Remuneration Committee Charter is available on Macquarie's website.

Non-Executive Directors are not granted equity, nor do they receive bonus payments. They do not receive termination payments on their retirement from office other than payments accruing from superannuation contributions comprising part of their remuneration. Details of Macquarie's approach and the amount of remuneration paid to Non-Executive Directors are contained in the Remuneration Report in Macquarie Group's 2010 Annual Report.

Details of the nature and amount of remuneration (including non-monetary components such as equity grants) paid to each Executive Voting Director and the members of the Executive Committee as well as Macquarie's remuneration policies and practices are also set out in the Remuneration Report.

Corporate Governance in Macquarie-managed funds

The Macquarie-managed funds (Funds) governance standards provide an alignment of interests between the manager and investors in the Funds and adopt an appropriate governance framework to ensure protection of security holder interests.

The key elements of Macquarie's corporate governance framework for Funds are:

- **Appropriate management of conflicts of interest arising between a Fund and its related parties.** Related party transactions should be identified clearly, conducted on arms' length terms and tested by reference to whether they meet market standards. Decisions by listed Funds about transactions with Macquarie or its affiliates should be made by parties independent of Macquarie.
- **Appropriate resourcing of funds management businesses.** In particular:
  - staff involved in managing a Fund should be dedicated to the relevant funds management business, rather than to advisory or other activities
  - all recommendations to Fund boards (and supporting information) should be prepared or reviewed by funds management staff
  - each listed Fund that invests in operating assets or businesses should have its own managing director or chief executive officer
  - Chinese Walls operate to separate Macquarie's corporate finance, advisory and equity capital markets businesses from its funds management businesses

Macquarie's expertise in managing fund assets and sourcing new value-adding opportunities is a key attraction for investors in Macquarie-managed funds. While Macquarie exercises general oversight of its funds management subsidiaries as set out above, decision-making relating to transactions by Funds are made by the directors of the responsible entities of, and companies within, the Funds.

Sustainability

Sustainability, integrity and diversity

Macquarie's Board and management view the commitment to sustainability, integrity and diversity as part of its broader responsibility to clients, shareholders and the communities in which it operates.

Sustainability, integrity and diversity are part of Macquarie's day-to-day approach to environmental, social and governance issues (ESG). Macquarie's risk management framework includes ESG-related policies that are applied across all business units covering:

- ethical conduct by staff, including the appointment of Integrity Officers
- selection and management of investments
- identification and management of environmental risk
- sustainable management of Macquarie's business premises
- provision of a safe and appropriate workplace that supports diversity
- dealings with external parties such as regulators and public officials
- whistleblowing and anti-money laundering
- greenhouse and energy management and reporting
- engagement by Macquarie and its staff in the wider community, including volunteering, sponsorship and matched donations.

This risk management framework is underpinned by Macquarie's Goals and Values and Code of Conduct.

All Macquarie staff share a responsibility for identifying and managing ESG issues. They are supported by:

- Macquarie's Board and management
- Risk Management Group
- Integrity Officers and Equal Employment Opportunity Officers
- a Sustainability Advisory Committee comprising senior executives from across the businesses
- the Sustainability and Environment Office
- research, training and seminars on ESG issues.

At an operational business level, relevant environmental, social and governance issues are considered as part of the due diligence process prior to entering into new business activities. Where appropriate this includes the use of independent assessments, development of compliance plans and regular reporting of environmental risk management and compliance consistent with Macquarie's Environmental Risk Management Framework. For the financial year to 31 March 2010 Macquarie is not aware of any material environmental issues within businesses it controls.

Sustainability — direct operations

Macquarie is taking significant steps to minimise the environmental impact of its direct operations and promote sustainable business practices across its offices. Macquarie's global Environmental Management Plan mandates practical actions that integrate resource efficiency and sustainability into day-to-day operations.

Macquarie's goal of becoming carbon neutral across its offices and air travel by December 2010 is progressing to plan. Direct operational actions during the year included:

- establishing systems and landlord/supplier relationships to accurately track energy use, air travel, paper, waste and water
- reducing emissions from energy consumption per full-time employee and tracking toward Macquarie's target of a 10 per cent reduction by December 2010
- analysing air travel data and identifying strategic opportunities for greater use of videoconferencing
- offsetting greenhouse gas emissions from electricity consumption and air travel through the purchase of Gold Standard and Voluntary Carbon Standard carbon credits from renewable energy projects in China, Turkey and India
- including sustainability clauses in new procurement contracts with requirements covering sustainable product certification, device energy rating, waste handling and carbon neutral supply chain, as appropriate
- auditing current tenancy/landlord recycling and waste management practices and working to standardise in line with best practice
- reducing the print/scan copy fleet by 50 per cent throughout Australia and in London and New York through deployment of managed print and 'follow me' printing
- commencing a staged project to consolidate and relocate data centres to purpose built facilities in Sydney, Hong Kong, New York and London as well as targeted virtualisation
- commencing a staged upgrade to efficient tap and shower fittings throughout all offices
- trialling emergent lighting and technology solutions ahead of wider deployment
- engaging an independent auditor to review processes and data for disclosure as work progresses on Macquarie's carbon neutral commitment.

Sustainability continued

Sustainable buildings

Macquarie has now completed the relocation of 2500 Sydney staff to the new offices at One Shelley Street. One Shelley Street received a 6 Star Green Star office design rating from the Green Building Council of Australia including two innovation points and a perfect score for water conservation, environmental management, integrated fit-out and indoor environment.

Early indications of the reduced impact of the building are encouraging. In addition to improvements in energy efficiency and water conservation there has been a focus on 'paper independence' through deployment of 'follow me' printing, wireless presenting and other initiatives. These measures have led to a significant reduction in printing. As part of the move, staff from Macquarie's Banking and Financial Services Group donated a large amount of stationery to Reverse Garbage, a not-for-profit cooperative and other materials to Mission Australia.

Following the completion and fit-out of One Shelley Street, the Corporate Real Estate team set new sustainability benchmarks for the selection and fit-out of Macquarie's offices. Macquarie will aim to ensure that all new premises are designed and constructed to achieve a 6 Star Green Star, LEED Platinum or BREEAM Excellent rating. All tenancy refurbishments will be implemented to achieve a 5 Star Green Star, LEED Gold or equivalent rating for the jurisdiction.

Recent refurbishments of Macquarie offices in Hong Kong and New York have already received LEED Gold ratings from the US Green Building Council.

Sustainability – investments, markets and products

Investment and advisory in renewable energy

Macquarie has renewable energy businesses and advisory teams located around the world. Macquarie and Macquarie-managed businesses continue to invest in renewable and clean energy projects. Recent activities include:

- establishing African Clean Energy Developments (ACED), a South African registered company dedicated to the joint development of renewable energy projects. ACED is currently developing over 1000MW of wind and solar energy projects in South Africa
- developing approximately 2000MW of wind projects in Australia with a number of co-developers and 600MW of wind projects in the US
- working with project developers to bid for grants under the Australian Solar Flagship Funding Program
- advising on the development and construction of 100MW of solar parks throughout France and the development and construction of solar greenhouse and ground mounted solar PV projects in Italy.

Conserving forest carbon

In partnership with the conservation agency Fauna and Flora International, Macquarie operates a Carbon Forest Taskforce (the Taskforce) to invest in bio-sequestration projects that reduce emissions from deforestation, retain biodiversity and promote sustainable livelihoods for local communities. The Taskforce has projects under assessment and development in Indonesia, Cambodia and South America.

Facilitating smart metering

Macquarie has committed major funding lines to energy suppliers in the UK to accelerate the roll-out of smart electricity meters to assist efficient energy management in the industrial and commercial sectors. Macquarie is expected to be leasing more than 100,000 smart electricity meters in this sector by the end of 2010.

Macquarie continues to fund smart electricity and gas meters in the East Anglia and North London residential market. Macquarie is continuing to work closely with the UK Government and the energy sector to facilitate an effective roll-out of smart meters to 26 million homes by the end of 2020.

Trading environmental financial products

Macquarie has a global team of environmental market professionals located in London, Houston, New York, Hong Kong, Beijing and Sydney. The team combines Macquarie's environmental markets expertise with its depth of experience as a commodities trading and finance house to offer:

- a strong pipeline of international emissions reduction projects for direct investment and carbon credit purchase
- a full-service trading desk dealing in secondary carbon credits including certified emission reductions and emission reduction units as well as domestic emission allowances and renewable energy certificates
- inventory financing for environmental markets compliance unit holdings
- derivative financing for emissions abatement and renewable energy projects
- tailored environmental risk management solutions including fixed price certainty through forwards and swaps as well as price protection through options and collars.

Macquarie Clean Technology Fund (MCTF)

The Macquarie Clean Technology Investment Team has built a leadership position by investing in one of the first dedicated globally-focused clean technology private equity fund of funds. In 2006, Macquarie launched the MCTF, raising $US205 million. MCTF is designed to provide investors with exposure to a diversified portfolio of global private equity investments that focus on technologies that seek to improve the efficiency of energy production and distribution and the reduction or elimination of the negative environmental impact of these activities. The fund leverages the expertise of Macquarie's dedicated specialists in sourcing, structuring and monitoring investments with private equity managers that have a clean technology focus. The fund makes capital commitments to underlying private equity fund investments as well as to co-investments, where investments are made in conjunction with fund managers. MCTF is diversified by geography, strategy and fund manager over three vintage years.

ESG research

Environmental, social and governance issues are acknowledged as key non-financial factors that can materially impact the performance of investment portfolios.

As part of Macquarie's commitment to addressing ESG issues and assisting clients to do the same, Macquarie Securities Group has launched a series of ESG research products. Most notable are the quarterly themed "ESG Exploration" reports which bring together the views of Macquarie analysts to assess the financial implications of selected ESG issues, such as carbon emissions and human capital management, using both a sector-wide and stock-specific approach. As some ESG issues affect particular industries more than others, Macquarie also publishes sector-specific research. Staff and clients also receive ESG policy updates to keep pace with the changing regulatory landscape.

Sustainability – climate change approach

Macquarie continues to seek business opportunities associated with climate change mitigation and adaptation. In 2009 Macquarie also participated in government reviews of environmental and sustainability policy mechanisms and signed the Copenhagen Communique on Climate Change (Communique) ahead of the climate negotiations in Copenhagen in December 2009.

More than 600 international businesses have endorsed the Communique calling on governments to agree to an ambitious, robust and equitable deal on climate change. A comprehensive international climate change framework is thought to be in the best interests of businesses, investors and the community in providing guidance on the transition to a low-carbon economy.

Macquarie's ongoing approach to climate change is based on:

- assessing and managing its own carbon footprint
- identifying opportunities for investment and trading
- managing the risks arising from climate change and future carbon constraints.

As a signatory to the Carbon Disclosure Project, Macquarie reports detailed information about its approach to the risks and opportunities arising from climate change. Macquarie's annual response is available on the Carbon Disclosure Project website.

Integrity at Macquarie

Macquarie understands that integrity is crucial to its continued success. We respect the trust that our clients, shareholders and the broader community place in us as an organisation and we are committed to honesty in our approach and actions.

The integrity of an organisation is maintained by the people that work within it. All Macquarie staff are expected to uphold, and are supported in maintaining, the highest standards.

Macquarie established the position of Integrity Officer in 1998. The Integrity Officer acts as an independent point of contact for staff on integrity issues and works to ensure that all Macquarie business is conducted in accordance with sound ethical practices and the Goals and Values of the organisation.

Macquarie also has Integrity Officers in each region to:

- develop and implement strategies addressing issues of integrity in the conduct of its business
- educate, advise and counsel management and staff regarding integrity issues
- ensure that any integrity-related staff concerns are dealt with impartially, promptly and confidentially.

Macquarie has whistleblower policies and protections in each of the jurisdictions in which we do business. These policies accord with both legislative requirements and best practice recommendations.

Macquarie seeks to foster a working environment that enables employees to voice genuine concerns in relation to:

- a breach of relevant legislation
- a breach of Macquarie's Goals and Values
- financial malpractice, impropriety or fraud
- failure to comply with legal obligations
- danger to health and safety or the environment
- criminal activity
- attempts to conceal any of the above.

The Integrity Office ensures that the policies are both understood and respected and that the rights of all parties are respected and maintained.

In partnership with the St James Ethics Centre, the Integrity Office of Macquarie developed an Ethics, Integrity and Good Decision-Making course that has been rolled out to all staff worldwide. Macquarie's Integrity Office also works with a variety of educational institutions to ensure that ethical considerations are included in both course development and content.

Diversity at Macquarie

Macquarie places great importance on diversity and equal opportunity in the workforce and employs an Equal Employment Opportunity (EEO) Director and regional EEO representatives to support employees.

Macquarie has a range of programs, benefits and activities aimed at supporting its employees including flexible working options, networking events, mentoring programs, childcare facilities, employee assistance and our cross-cultural awareness programs.

Employer of Choice for Women

The Macquarie Group was named as a 2010 Employer of Choice for Women by the Australian Government's Equal Opportunity for Women in the Workplace Agency (EOWA). The citation publicly acknowledges organisations for their efforts in the area of equal opportunity for women.

Women@Macquarie

In 2009 Macquarie launched a global initiative providing high-potential female employees with opportunities for career development. Women@Macquarie is open to senior female employees and provides access to networking, skills workshops, mentoring and coaching. Over 1000 women have participated in the first networking events and workshops with plans for continued growth in 2010 as the program extends to all countries in which Macquarie operates.

Women@Macquarie is part of a broader program of activities designed to take full advantage of the diversity of Macquarie's workforce and better realise the benefits diversity brings to both individuals and the organisation. Benefits of diversity include improved problem analysis and solving, well-rounded decision making and greater creativity. Macquarie is committed to providing training opportunities that help all employees develop their potential.

Risk Management Report

Introduction – Macquarie's risk management framework

Macquarie Group's (Macquarie) risk management principles have remained stable over 30 years and have served us well over the course of the global financial crisis.

The key aspects of Macquarie's risk management approach are:

- **Ownership of risk at the business level -** Business heads are responsible for identifying risks within their businesses and ensuring that they are managed appropriately. Before taking decisions, clear analysis of the risks is sought to ensure risks taken are consistent with the risk appetite and strategy of Macquarie. Business ownership of risk is an essential element in understanding and controlling risk
- **Understanding worst case outcomes -** Macquarie's risk management approach is based on examining the consequences of worst case outcomes and determining whether risks can be tolerated. This approach is adopted for all material risk types and is often achieved by stress testing. In particular, Macquarie's market risk framework is based primarily on the application of stress tests, rather than statistical models. This approach was tested over the recent past and the shocks observed in the markets were generally within Macquarie's stress scenarios, resulting in very few worst case loss scenarios being exceeded. Whilst Macquarie operates a number of sophisticated quantitative risk management processes, the foundation of its risk management approach is the informed consideration of both quantitative and qualitative inputs by highly experienced professionals
- **Requirement for an independent signoff by risk management -** Macquarie places significant importance on having a strong independent Risk Management Group (RMG) which is charged with signing off all material risk acceptance decisions. It is essential RMG has the capability to do this effectively and hence RMG has invested in recruiting skilled professionals, many with previous trading or investment banking experience. For all material proposals, RMG's opinion is sought at an early stage in the decision making process and independent input from RMG on risk and return is included in the approval document submitted to senior management.

Macquarie's overall appetite for risk is expressed by setting a Global Risk Limit designed to ensure that in a prolonged and severe downturn, losses will be covered by earnings and surplus capital. In line with this, during the recent global financial crisis, write-downs were more than covered by the earnings generated by Macquarie.

During the past year, Macquarie's operating groups and divisions took advantage of global growth and transaction opportunities arising from generally improved market conditions. In response to the expansion, RMG increased its staff numbers in relevant offices globally to ensure appropriate resourcing and effective risk oversight. RMG has adapted its risk limits structure to effectively support the evolving business activities. In a year where there has been widespread discussion on regulatory frameworks for financial institutions, RMG has also been responsible for coordinating Macquarie's evaluation of these developments and its response.

Focus on clients and the long term

Macquarie recognises that an effective risk management framework involves more than just robust controls. Macquarie's risk culture, which is less tangible, is equally as important and at Macquarie the risk culture remains strong and controls are respected by staff. Key aspects supporting this culture are Macquarie's focus on clients and the long term.

Macquarie's businesses are client based. Therefore, across Macquarie, greater emphasis is placed on fostering long-term relationships with our clients and building franchise businesses as opposed to short-term profits from proprietary trading.

Furthermore, Macquarie's remuneration policy for senior management encourages a long-term view in decision making. It discourages excessive risk taking as incentives are aligned with the long-term profitability of the firm through retention of remuneration and equity participation.

Risk Management Report
continued

Risk governance structure

Risk management is sponsored by the Macquarie Group Board (the Board), and is a top priority for senior managers, starting with the Managing Director and Chief Executive Officer. The Head of RMG, as Macquarie's Chief Risk Officer, is a member of Macquarie's Executive Committee and reports directly to the Managing Director and Chief Executive Officer. The Head of RMG has a secondary reporting line to the Board Risk Committee which approves the replacement, appointment, reassignment or dismissal of the Head of RMG.

The Board oversees the risk appetite and profile of Macquarie and ensures that business developments are consistent with the risk appetite and goals of Macquarie.

All Board members are members of the Board Risk Committee. The Board Risk Committee has responsibility for ensuring an appropriate risk management framework – including the establishment of policies for the control of risk – is in place. The Board Risk Committee receives information on the risk profile of Macquarie, breaches of the policy framework and external developments which may have some impact on the effectiveness of the risk management framework. It also approves significant changes to risk management policies and framework and approves Macquarie's risk appetite. The Board Risk Committee is assisted by the following Committees:

- The Board Audit and Compliance Committee (BACC) has responsibility for monitoring compliance with the risk management framework approved by the Board Risk Committee for internal control and compliance matters. In this role, the Board Audit and Compliance Committee monitors the effectiveness of the Internal Audit, Compliance and Credit Assurance functions
- The Board Remuneration Committee liaises with the Board Risk Committee and the Chief Risk Officer to ensure there is a properly integrated approach to remuneration that appropriately reflects risk
- The Board Corporate Governance Committee (BCGC) reviews Macquarie's corporate governance arrangements.

Committees exist at the executive management level to ensure the necessary elements of expertise are focused on specific risk areas. The Macquarie and Macquarie Bank Limited (Macquarie Bank) Executive Committees and the Macquarie Operations Review Committee focus on strategic issues, operational issues, material transactions and review the performance of Macquarie on a monthly basis. Beneath this level, other committees exist where senior specialists focus on specific risks as appropriate (e.g. Market Risk Committee and Asset and Liability Committee).

Risk Management Group

RMG's oversight of risk is based on the following five principles:

1. Independence – RMG, which is responsible for assessing and monitoring risks across Macquarie, is independent of the operating areas of Macquarie and the Head of RMG, as Macquarie's Chief Risk Officer, reports directly to the Managing Director and Chief Executive Officer with a secondary reporting line to the Board Risk Committee. RMG approval is required for all material risk acceptance decisions
2. Centralised prudential management – RMG's responsibility covers the whole of Macquarie. Therefore, it can assess risks from a Macquarie-wide perspective and provide a consistent approach across all operating areas
3. Approval of all new business activities – Operating areas cannot undertake new businesses or activities, offer new products, or enter new markets without first consulting RMG. RMG reviews and assesses risk and sets prudential limits. Where appropriate, these limits are approved by the Executive Committee and the Board
4. Continuous assessment – RMG continually reviews risks to account for changes in market circumstances and developments within Macquarie's operating areas
5. Frequent monitoring – Centralised systems exist to allow RMG to monitor credit and market risks daily. RMG staff liaise closely with operating and support divisions.

RMG structure and resourcing

While RMG is structured into specialist teams as detailed below, we seek to employ an integrated approach to risk analysis and management across risk classes.


RMG
Board Audit and Compliance Committee
RMG Credit
RMG Prudential Capital and Markets
RMG Market Risk
RMG Quantitative Application Division
RMG Operational Risk
RMG Compliance
RMG Data Policy
RMG Internal Audit
– Credit Risk
– Country Risk
– Equity Risk Investments
– Equity Underwriting
– Financial Regulation
– Economic Capital
– Liquidity Risk
– Market Risk
– Independent model review
– Operational Risk
– Regulatory Risk
– Reputation Risk
– Data quality and integrity
– Independent assessment of design and effectiveness of control framework

Effective risk management is not only a function of disciplined processes but also of imaginative analysis by talented individuals. RMG attracts high calibre candidates. RMG recruits experienced individuals both from within Macquarie and externally and is a source of talent for Macquarie's business units when recruiting.

Growth in RMG has been consistent with overall Macquarie Group growth in previous years. Over the past year, RMG staff numbers increased by 14 per cent to 359 whilst headcount Macquarie-wide increased by 15 per cent.


Headcount of RMG
RMG
% RMG vs Macquarie staff
400
350
300
250
200
150
100
50
0
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

Forty one per cent of total RMG staff (as at 31 March 2010) were based outside of Australia to ensure that, on a global basis, risks are managed in a controlled manner. All offices are subject to the same risk management controls and standards. This is supported by regular staff communication and visits between offices.

Consistent with the concept of business units owning risk, specific day-to-day operations are more appropriately discharged and embedded within the business units. The majority of operational risk and compliance functions are discharged within the business units. Divisional compliance staff ensure that day-to-day legal and compliance obligations are discharged at the business level whilst Business Operational Risk Managers (BORMs) are appointed by the Group Heads to be their representative on operational risk management matters, and act as their delegate in ensuring that operational risk is addressed appropriately within their Division. As at 31 March 2010, there were more than 450 staff performing such functions within the business units. RMG provides a risk oversight role in relation to these staff members, ensuring appropriate standards are adhered to. These divisional staff members have functional reporting lines to the RMG divisional heads for Operational Risk and Compliance.

New business and acquisitions

The level of innovation across Macquarie is high. Therefore, it is important that all elements of new business initiatives are well understood before commencement.

All new business initiatives must be signed off by RMG prior to commencement. The new business approval process is a formal process whereby all relevant risks (e.g. market, credit, legal, compliance, taxation, accounting, operational and systems issues) are reviewed, to ensure that the transaction or operation can be managed properly and will not create unknown or unwanted risks for Macquarie in the future. The approval of RMG, Finance Division, Taxation Division and other stakeholders within Macquarie is obtained prior to commencement.

For all material transactions, independent input from RMG on the risk and return of the transaction is included in the approval document submitted to senior management.

The Operational Risk function within RMG oversees the new product and business approval process and ensures the necessary approvals are obtained.

Macquarie undertook a number of acquisitions over the course of the 2010 financial year and the process described above has been applied in each case. While these acquisitions were incremental rather than transformational, Macquarie has a history of being able to successfully integrate major businesses.

RMG Internal Audit (IAD) performs an audit of the operations of any significant new businesses based on an assessment of the associated risk faced by Macquarie. The audit typically takes place within six to twelve months following acquisition or launch and includes confirmation that operations are in line with the approved new product approval document.

Risk management and monitoring

The risk management framework incorporates active management and monitoring of market, credit, equity, liquidity, operational, compliance, legal and regulatory risks. It is designed to ensure policies and procedures are in place to manage the risks arising within each business unit. Application varies in detail from one part of Macquarie to another, however, the same risk management framework applies across all business activities without exception.

Equity risk

Equity risk is the risk of loss arising from banking book equity-type exposures. These exposures include:

- holdings in specialised funds managed by Macquarie Capital
- principal exposures taken by Macquarie Capital, including direct investments in entities external to Macquarie
- property equity, including property trusts and direct property investments
- lease residuals and
- other equity, including investments in resource companies.

Risk Management Report continued

Equity Risk Limit

All of the above positions are subject to an aggregate Equity Risk Limit (ERL). The ERL is set by the Board with reference to the Risk Appetite Test which is described further in the economic capital section. In setting the limit, consideration is also given to the level of earnings, capital and market conditions. The limit is reviewed on a semi-annual basis by RMG and the results of the review are reported to the Executive Committee and the Board.

Concentrations within the equity portfolio are managed by a number of additional limits approved by the Executive Committee and/or the Board. These include limits on:

- property equity investments
- investments in the resources sector
- lease residuals (by type of leased asset)
- co-investments and other assets of Macquarie Capital.

Transaction review and approval process

The business unit executing the transaction is responsible for due diligence and risk analysis of each equity investment. For material deals, RMG undertakes a shadow due diligence and a comprehensive analysis of all risks and potential losses associated with the acquisition such as:

- market and credit risks
- regulatory, capital, liquidity and compliance requirements
- business, operational and reputation risks.

All material equity risk positions are subject to approval by RMG and by the Managing Director and Chief Executive Officer, Executive Committee and the Board, depending on the size and nature of the risk. RMG ensures that the transaction is correctly represented to the relevant approvers.

Credit risk

Credit risk is the risk of financial loss as a result of failure by a client or counterparty to meet its contractual obligations. Credit risk arises from both lending and trading activities. In the case of trading activity, credit risk reflects the possibility that the trading counterparty will not be in a position to complete the contract once the settlement becomes due. In that situation, the credit exposure is a function of the movement of prices over the period of the contract.

The credit team within RMG maintains a comprehensive and robust framework for the identification, analysis and monitoring of credit risks arising within each business. Key aspects of this framework are discussed below.

Analysis and approval of exposures

The Macquarie Group and Macquarie Bank Boards are responsible for establishing the framework for approving credit exposures. The Boards delegate discretions to approve credit exposure to designated individuals within Macquarie whose capacity to exercise authority prudently has been adequately assessed.

Business units are assigned modest levels of credit discretions. Credit exposures above those levels are assessed independently by RMG and approved by senior Macquarie and RMG staff, the Managing Director and Chief Executive Officer and the Boards as required.

Macquarie enforces a strict 'no limit, no dealing' rule; all proposed transactions are analysed and approved by designated individuals before they can proceed.

All credit exposures are subject to annual review.

Independent analysis

The RMG credit team provides independent analysis of credit risk exposures. The teams work closely with the business units to identify the risks inherent in Macquarie's businesses, and apply analysis appropriate to the level and nature of risks.

Credit risk analysis is focused on ensuring that risks have been fully identified and that the downside risk is properly understood so that a balanced assessment can be made of the worst case outcome against the expected rewards. Downside analysis includes stress testing and scenario analysis.

Macquarie does not rely on quantitative models to assess credit risk but uses fundamental credit analysis to make credit risk acceptance decisions.

Macquarie Group ratings

Macquarie relies on its own independent assessment of credit risk. Third party credit assessments are considered as an input into the analysis but are not considered to be a sufficient basis for decision making.

Macquarie has established a proprietary internal credit rating framework to assess counterparty credit risk. Macquarie Group (MG) ratings are used to estimate the likelihood of the rated entity defaulting on financial obligations. The MG ratings system ensures a consistent assessment of borrower and transaction characteristics across Macquarie and provides the mechanism for meaningful differentiation of credit risk.

Risk Management Report
continued

All customer limits and exposures are allocated an MG rating on a 1–13 scale which broadly correspond with Standard & Poors (S&P) and Moody's Investor Services (Moody's) credit ratings. Each MG rating is assigned a Probability of Default (PD) estimate. Credit limits and exposures are also allocated a Loss Given Default (LGD) ratio reflecting the estimated economic loss in the event of default occurring.

Macquarie has an independent Credit Assurance function within RMG to provide assurance over the effectiveness of credit risk management throughout Macquarie. The role of the Credit Assurance function is to liaise closely with all business units to ensure credit risks are understood and properly managed, ensure credit discretions are being utilised appropriately and credit ratings are correctly attributed.

Measuring and monitoring exposures

Credit exposures for loans are evaluated as the full face value.

Credit exposures for derivatives are a function of potential market movements and are assessed by assuming that low probability (i.e. worst case) stressed market movements occur and that Macquarie has to go to the market to replace a defaulting deal at the worst possible time during the term of the transaction. The level of stress that is applied to individual markets is reviewed and approved by RMG at least every two years or when volatility or market conditions dictate.

Where trading gives rise to settlement risk, this exposure is assessed as the full face value of the settlement amount.

All credit exposures are monitored regularly against limits. Credit exposures which fluctuate through time are monitored daily. These include off-balance sheet exposures such as swaps, forward contracts and options, which are assessed using sophisticated valuation techniques.

To mitigate credit risk, Macquarie makes use of margining and other forms of collateral or credit enhancement techniques (including guarantees and letters of credit, the purchase of credit default swaps and mortgage insurance) where appropriate.

On and off-balance sheet exposures are considered together and treated identically for approval, monitoring and reporting purposes.

A review of the credit portfolio analysing credit concentrations by counterparty, country, risk type, industry and credit quality is carried out and reported to Macquarie's Executive Committee quarterly and Board semi-annually. Policies are in place to manage credit risk and avoid unacceptable concentrations either to any economic sector or to an individual counterparty.

Loan impairment review

All loan assets are subject to recurring review and assessment for possible impairment. Provisions for loan losses are based on an incurred loss model, which recognises a provision where there is objective evidence of impairment at each balance date, and is calculated based on the discounted values of expected future cash flows.

Ratio of Provisions and Impaired Assets to Loans, Advances and Leases


Collective provision to loans, advances and leases (Balance sheet)
Net impaired assets to loans, advances and leases (Balance sheet)
Net credit losses to loans, advances and leases (Income statement)
%
8
7
6
5
4
3
2
1
0
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Note: Loan assets excludes securitisations, special purpose vehicles (including mortgage and lease securitisation vehicles) and segregated futures funds. Net impaired assets and net credit losses excludes investment securities. Please refer to note 11 of the Financial Report for further information on impaired assets

Specific provisions are recognised where specific impairment is identified. The rest of the loans are placed into pools of assets with similar risk profiles and collectively assessed for losses that have been incurred but not yet identified.

There has been a marked reduction in impaired loans compared to last year's peak. However, this partly reflects the foreclosure of US real estate loans and the consequent strategy to hold and lease US-based residential properties. Improvements have also resulted from strategies which are in place to manage and reduce problem exposures with minimal losses.

Macquarie took advantage of a range of credit opportunities over the past year which has resulted in an increase of 21 per cent in total loan assets.[1]

Country risk

The Country Risk Policy guides the management of Macquarie's country risk. Countries are grouped into categories based on the country's risk profile. Before any exposure is taken in a country which is considered to be higher risk, a full review of the economic, political and operating environment is undertaken to determine the level of exposure that is considered to be acceptable. Where appropriate the country risk is covered by political risk insurance.

Operational risk

Macquarie defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Macquarie has established procedures and controls to manage market, credit, reputation and strategic risks. The potential for failure or inadequacy in these procedures and controls would be classified as an operational risk. Operational risk failures could lead to reputation damage, financial loss or regulatory consequences.

RMG is responsible for ensuring an appropriate framework exists to identify, assess and manage operational risk and that resources are available to support it. It is also responsible for Macquarie's operational risk capital measurement methodology.

In general, changes in Macquarie's operational risk profile are the net result of greater innovation and growth. This is offset by constant gradual adaptation and development of the control environment to accommodate new risks.

Operational Risk Management Framework

Macquarie's Operational Risk Management Framework (ORMF) is designed to identify, assess and manage operational risks within the organisation. The key objectives of the framework are as follows:

- risk identification, analysis and acceptance
- execution and monitoring of risk management practices
- reporting and escalation of risk information on a routine and exception basis.

Businesses carry out elements of the ORMF in a manner that is tailored to their specific operational risk profile. However, to ensure consistency and minimum standards the framework includes the following mandatory elements:

- a robust change management process to ensure operational risks in new activities or products are identified, addressed and managed prior to implementation
- a semi-annual operational risk self assessment (ORSA) process to identify operational risks at the business level, assess controls and develop action plans to address deficiencies
- recording of operational risk incidents into a centralised reporting system. Incidents are analysed to identify trends and establish lessons learnt on the effectiveness of controls
- allocation of operational risk capital to all Macquarie businesses as a tool to further encourage positive behaviour in Macquarie's day-to-day management of operational risk
- Macquarie-wide policies which require a consistent approach and minimum standards on specific operational risk matters
- embedded operational risk representatives in business units who act as delegates of the business manager. These representatives ensure operational risks are addressed appropriately and that the ORMF is executed within their area.

[1] Excludes securitisations, special purpose vehicles and segregated futures funds.

Risk Management Report continued

Macquarie's operational risk capital framework

Macquarie's framework for operational risk capital has two main elements:

- an annual scenario approach for modelling operational risk losses and to determine operational risk capital
- a quarterly scorecard analysis which is used to update operational risk capital between scenario analyses and as a basis for updating the allocation of capital to businesses.

Operational risk scenarios identify key risks that, while very low in probability, may result in very high impact losses. In identifying the potential for such losses consideration is given to individual statistical distribution for each scenario, external loss data, internal loss data, risk and control factors determined by the operational risk self assessments, and the contribution of expert opinion from businesses. Results are then modelled to determine the operational risk component of regulatory capital required to be held by Macquarie at the 99.9th percentile level. Monte Carlo techniques are used to aggregate these individual distributions to determine a Macquarie-wide operational risk loss distribution. Over time operational risk capital changes to reflect:

- new business activity, businesses growth and significant change in activity which may require new or increased loss scenarios and/or an increased loss probability
- as business changes bed down and the control environment continues to mature, the probability of loss decreases, reducing the capital requirement
- changes in the external environment such as new regulations or movements in the economic cycle can also influence scenario estimates.

Macquarie allocates capital to individual businesses. The capital allocation effectively rewards positive risk behaviour, and penalises increased risks. This is done using scorecards which measure changes in a number of key factors such as the size and complexity of the business, risk and control assessments, incident and exception management and governance.

The quarterly change in the sum of divisional capital is also used as an estimate to update the Macquarie capital requirement between annual assessments.

Market risk

Market risk is the exposure to adverse changes in the value of Macquarie's trading portfolios as a result of changes in market prices or volatility. Macquarie is exposed to the following risks in each of the major markets in which it trades:

- foreign exchange and bullion: changes in spot and forward exchange rates and bullion prices and the volatility of exchange rates and bullion prices
- interest rates and debt securities: changes in the level, shape and volatility of yield curves, the basis between different debt securities and derivatives and credit margins
- equities: changes in the price and volatility of individual equities, equity baskets and equity indices, including the risks arising from equity underwriting activity
- commodities and energy: changes in the price and volatility of base metals, agricultural commodities and energy products

and to the correlation of market prices and rates within and across markets.

It is recognised that all trading activities contain calculated elements of risk taking. Macquarie is prepared to accept such risks provided they are within agreed limits, independently and correctly identified, calculated and monitored by RMG, and reported to senior management on a daily basis.

Trading market risk

RMG monitors positions within Macquarie according to a limit structure which sets limits for all exposures in all markets. Limits are applied at a granular level to individual trading desks and also, through increasing levels of aggregation to Divisions and, ultimately, the Group. This approach removes the need for future correlations or scenarios to be precisely predicted as all risks are stressed to the extreme, and accounted for within the risk profile agreed for each business and Macquarie in aggregate.

Despite historically high volatility of global markets over the course of the downturn, the shocks stipulated in market risk scenarios for price, volatility and business specific risks were typically greater than observed daily movements.

Limits are approved by senior management with appropriate authority for the size and nature of the risk, and remain the ultimate responsibility of the business. Macquarie adheres to a 'no limit, no dealing' policy. If a product or position has not been authorised by RMG, then it cannot be traded. Material breaches of the approved limit structure are communicated monthly to the Macquarie Bank and Macquarie Group Boards.

RMG sets three complementary limit structures:

- **Contingent loss limits:** worst case scenarios that shock prices and volatilities by more than has occurred historically. Multiple scenarios are set for each market to capture the non-linearity and complexity of exposures arising from derivatives
- **Position limits:** volume, maturity and open position limits are set on a large number of market instruments and securities in order to constrain concentration risk and to avoid the accumulation of risky, illiquid positions
- **Value at Risk (VaR) Limits:** statistical measure that determines the potential loss in trading value at both a business and aggregate level.

The risk of loss from incorrect or inappropriate pricing and hedging models is mitigated by the requirement for all new pricing models to be independently tested by the specialist Quantitative Applications Division within RMG.

Aggregate measures of market risk

Aggregate market risk is constrained by two risk measures, VaR and the Macro-Economic-Linkages (MEL) stress scenarios. The VaR model predicts the maximum likely loss in Macquarie's trading portfolio due to adverse movements in global markets over holding periods of one and ten days. The MEL scenario utilises the contingent loss approach to capture simultaneous, worst case movements across all major markets. Whereas MEL focusses on extreme price movements, VaR focusses on unexceptional changes in price so that it does not account for losses that could occur beyond the 99 per cent level of confidence. For this reason, stress testing remains the predominant focus of RMG as it is considered to be the most effective mechanism to reduce Macquarie's exposure to unexpected market events.

Macro-Economic-Linkages

MEL calculates Macquarie's total market risk exposure to global market stress test scenarios extrapolated from historical crisis events and global market correlations. Each stress test scenario includes a primary shock to one of equity, foreign exchange, energy or interest rate markets as well as cross-market effects in corporate margins, metals and commodities. MEL is Macquarie's preferred internal measure of aggregate market risk because of the severity of the shocks applied and the ability for scenarios to develop with changing market dynamics. MEL is monitored and reported to senior management daily and regularly reviewed by RMG to ensure the measure remains appropriate for changing market conditions and the risks to which Macquarie is exposed.

The 'Market Contagion' scenario, typically the most conservative of the MEL stress test scenarios, accounts for all the significant markets to which Macquarie is exposed. The assumptions in this scenario are considerably more severe than the conditions that have prevailed throughout the Global Financial Crisis. The 'Market Contagion' scenario measures the impact of an instantaneous equity market crash of 15 to 30 per cent as well as additional shocks to foreign exchange, metals, interest rate, energy, agricultural commodity and credit markets. Macquarie's exposure to the 'Market Contagion' stress test scenario remained low throughout the financial year. The average exposure to the MEL stress test scenario represents less than two per cent of total equity.

Risk Management Report
continued

VaR

VaR provides a statistically based summary of overall market risk in Macquarie. The magnitude of VaR reflects changes in positions as well as changes in market volatility and correlations and enhancements to the model. The integrity of the VaR model is tested regularly against daily profit and loss.

The VaR model uses a Monte Carlo simulation to generate normally distributed price and volatility paths for approximately 1,400 benchmarks, using volatilities and correlations based on three to ten years of historical data. Emphasis is placed on more recent market movements to more accurately reflect current conditions. Each benchmark represents an asset at a specific maturity, for example one year crude oil futures or spot gold. The benchmarks provide a high level of granularity in assessing risk, covering a range of points on yield curves and forward price curves, and distinguishing between similar but distinct assets; for example crude oil as opposed to heating oil, or gas traded in different locations. Exposures to individual equities within a national market are captured by specific risk modelling incorporated directly into the VaR model.

As market conditions improved, overall trading activities have increased over the past 12 months. In line with historical trends, market risk, as measured by VaR, has been modest in comparison to capital and earnings and stable as a percentage of capital. The graph below shows the daily VaR and the six month average VaR as a percentage of total equity.

Aggregate Value at Risk


Value at Risk (1-day 99% confidence interval)
$A million
Average Value at Risk to Total Equity
%
35
30
25
20
15
10
5
0
1.4
1.2
1.0
0.8
0.6
0.4
0.2
Mar 07
Sep 07
Mar 08
Sep 08
Mar 09
Sep 09
Mar 10

VaR figures for year ended 31 March

	2010 Average $m	2010 Maximum $m	2010 Minimum $m	2009 Average $m	2009 Maximum $m	2009 Minimum $m
Equities	**6.66**	**20.92**	**2.80**	5.79	16.41	3.27
Interest rates	**4.34**	**6.65**	**3.09**	5.25	10.04	2.52
Foreign exchange and bullion	**3.59**	**10.50**	**0.57**	5.00	14.97	1.49
Commodities and energy	**10.95**	**16.98**	**5.37**	9.06	17.04	5.48
Aggregate	**14.26**	**26.70**	**6.06**	13.01	24.17	9.28

Trading revenue

The effectiveness of Macquarie's risk management methodology can be measured by Macquarie's daily trading results. Particularly during periods of high volatility the small quantity and magnitude of daily losses incurred by Macquarie is indicative both of an effective risk management framework and business operations focused on servicing client needs.

Macquarie's market risk trading activities are based on earning income from spreads, franchise businesses and client flows. Trading income is predominantly derived from client franchise activities rather than outright proprietary trading activity.

Macquarie's trading approach has shown consistent profits and low volatility in trading results whilst allowing growth in those markets where significant gains can be realised. This is evident in the histogram below which shows that Macquarie made a net trading profit on 217 out of the 260 trading days (2009 results: 200 out of 260 trading days).

Non-trading market risk

Macquarie also has exposure to non-traded interest rate risk, generated by banking products such as loans and deposits. Interest rate exposures, where possible, are transferred into the trading books of Group Treasury and managed under market risk limits. However, some residual interest rate risks remain in the banking book due to factors outside the interest rate market or due to timing differences in accumulating exposures large enough to hedge. These residual risks in the banking book are not material but are nevertheless monitored and controlled by RMG and reported to senior management regularly.

Daily trading profit and loss


Number of days
60
50
40
30
20
10
0
<-27.5
<-25.0
<-22.5
<-20.0
<-17.5
<-15
<-12.5
<-10
<-7.5
<-5
<-2.5
<0
>0
>2.5
>5
>7.5
>10
>12.5
>15
>17.5
>20
>22.5
>25
>27.5
$A million

Risk Management Report
continued

Economic capital

Macquarie has developed an economic capital model that is used to quantify Macquarie's aggregate level of risk.

The economic capital framework complements the management of specific risk types such as equity, credit, market and operational risk by providing an aggregate view of the risk profile of Macquarie.

The economic capital model is used to support business decision-making and has three main applications:

- capital adequacy assessment
- risk appetite setting
- risk-adjusted performance measurement.

Capital adequacy assessment

Macquarie assesses capital adequacy for both Macquarie Group and Macquarie Bank. In each case, capital adequacy is assessed on a regulatory basis and on an economic basis, with capital requirements assessed as follows:

	Economic	Regulatory
Macquarie Bank	Internal model, covering just exposures of the Banking Group	Capital to cover risk-weighted assets and regulatory deductions, according to APRA's banking prudential standards
Macquarie Group	Internal model, covering all exposures of Macquarie Group	Bank regulatory capital requirement as above plus economic capital requirement of the Non-Banking entities

Economic capital adequacy means an internal assessment of capital adequacy, designed to ensure Macquarie has sufficient capital to absorb potential losses and provide creditors with the required degree of protection.

Potential losses are quantified using the Economic Capital Adequacy Model (ECAM). These potential losses are compared to the capital resources available to absorb loss, consisting of book equity and eligible hybrid equity. Earnings are also available to absorb losses, however only a fraction of potential earnings is recognised as a buffer against losses.

The ECAM quantifies the following types of risk:

- equity risk
- credit risk
- operational risk
- traded market risk.

The ECAM also covers insurance underwriting risk, non-traded interest rate risk and the risk on assets held as part of business operations, e.g. fixed assets, goodwill, intangible assets, capitalised expenses and certain minority stakes in associated companies or stakes in joint ventures.

The overall regulatory capital requirement of the non-banking entities within Macquarie agreed with APRA is determined by the ECAM, as noted in the preceding table. The regulatory capital adequacy of Macquarie as at 31 March 2010 is set out below.

Regulatory capital position


$A billion
Banking Group
Non-Banking Group
Capital Surplus
Minimum Regulatory Capital Requirement
Buffer for Volatility, Growth and Strategic Flexibility
Regulatory Capital Position as at 31 March 2010
0
1
2
3
4
5
6
7
8
9
10
11
12

Macquarie is currently well capitalised – a substantial regulatory capital surplus exists. An element of this surplus is set aside as a buffer against volatility in the drivers of capital adequacy. The remaining capital surplus is available to support growth and provide strategic flexibility.

During the year, the foreign exchange hedging policy was revised to reduce the sensitivity of Macquarie's capital position to foreign currency movements. This is achieved by leaving specific investments in core foreign operations exposed to foreign currency translation movements. The resultant change in the Australian dollar value of the foreign investment is captured in the Foreign Currency Translation Reserve, a component of regulatory capital. This offsets the corresponding movement in the capital requirements of these investments.

The Tier 1 and total capital ratios for the Banking Group as at 31 March 2010 were 11.5 per cent and 13.3 per cent respectively.

The capital adequacy results are reported to the Board and senior management on a regular basis, together with projections of capital adequacy under a range of scenarios.

Risk appetite setting

Risk appetite is the nature and amount of risk that the Group is willing to accept. At Macquarie, this is expressed through the Board approved: (i) aggregate and specific risk limits; (ii) relevant policies; and (iii) requirement to consider risk adjusted returns.

The Board reviews Macquarie's risk appetite and approves the Global Risk Limit as part of the annual corporate strategy review process.

(i) Limits

These consist of specific risk limits given to various businesses and products or industry sectors and also a Global Risk Limit which constrains the aggregate level of risk. The Global Risk Limit is set to protect earnings and ensure we emerge from a downturn with sufficient capital to operate. The risk appetite test, which is discussed below, measures usage against this limit.

In accordance with Macquarie's 'no limits, no dealing' approach, individual credit and equity exposures must fit within approved counterparty limits. Market risk exposures are governed by a suite of individual and portfolio limits.

(ii) Relevant policies

There are numerous Macquarie-wide policies which set out the principles that govern the acceptance and management of risks. A key policy is the New Product and Business Approval policy which ensures that the proposed transaction or operation can be managed properly and will not create unknown or unwanted risks for Macquarie in the future.

(iii) Requirement to consider risk-adjusted returns

At Macquarie, proposals for all significant new deals, products and businesses must contain an analysis of risk-adjusted returns. These returns are considered together with other relevant factors by RMG, the Executive Committee and Board in assessing these proposals. Achieving an appropriate return for the additional risk that is proposed is a key focus in deciding whether to accept the risk.

The Risk Appetite Test – an aggregate stress test

The key tool that the Board uses to quantify aggregate risk appetite is the Risk Appetite Test. This is a Macquarie-wide stress test in which a severe economic downturn scenario is considered. Potential losses are compared to the Global Risk Limit which comprises the underlying earnings Macquarie is likely to generate in the downturn plus surplus regulatory capital.

Downturn forward earnings capacity is estimated by the operating groups and divisions with reference to a three year downturn scenario provided to them by RMG.

Aggregate risk is broken down into two categories:

- Business risk, meaning decline in earnings through deterioration in volumes and margins due to market conditions
- Potential losses, including potential credit losses, write-downs of equity investments, operational risk losses and losses on trading positions.

Business risk is captured by the difference in base case and downturn earnings estimates. Potential losses are quantified using a version of the economic capital model.

A principal use of the Risk Appetite Test is in setting the Equity Risk Limit (ERL). This limit constrains Macquarie's aggregate level of risk arising from principal equity positions, managed fund holdings, property equity investments, lease residuals and other equity investments. Any increases in the ERL are sized to ensure that even under full utilisation of this limit, and allowing for growth in other risk types, the requirements of the Risk Appetite Test will be met.

Risk Management Report
continued

Risk-adjusted performance measurement

As well as measuring risk-adjusted returns for deals as noted above, risk-adjusted performance metrics for each business unit are prepared on a regular basis and distributed to Operations Review Committee and the Board as well as to business units. Risk-adjusted performance metrics for each business unit are a significant input into performance based remuneration.

Liquidity risk

Liquidity management

The two primary external funding vehicles for Macquarie are Macquarie Group Limited (MGL) and Macquarie Bank Limited (MBL). MGL provides funding principally to the Non-Banking Group and limited funding to some MBL subsidiaries. MBL provides funding to the Banking Group and provides an intra-group loan to MGL.

The high level funding relationships of Macquarie is shown in the diagram below.

Macquarie's liquidity risk management framework ensures that both MGL and MBL are able to meet their funding requirements as they fall due under a range of market conditions.

Liquidity management is performed centrally by Group Treasury, with oversight from the Asset and Liability Committee and RMG. MGL and MBL liquidity policies are approved by the respective Boards after endorsement by the Asset and Liability Committee.

The Asset and Liability Committee includes the Managing Director and Chief Executive Officer, the Chief Financial Officer, Head of RMG, Treasurer and Operating Group Heads.

RMG provides independent prudential oversight of liquidity risk management, including the independent validation of liquidity scenario assumptions, liquidity policies, and the required funding maturity profile.

Liquidity policy and principles

MGL provides funding predominantly to the Non-Banking Group. As such, the MGL liquidity policy outlines the liquidity requirements for the Non-Banking Group. The key requirement of the policy is that MGL is able to meet all of its liquidity obligations on a daily basis and during a period of liquidity stress: a 12 month period with no access to funding markets and with only a limited impact on franchise businesses.

Reflecting the longer term nature of the Non-Banking Group asset profile, MGL is funded predominantly with a mixture of capital and long-term wholesale funding. MGL has no short-term wholesale funding.

The MBL liquidity policy outlines the liquidity requirements for the Banking Group. The key requirement of the policy is that MBL is able to meet all of its liquidity obligations on a daily basis and during a period of liquidity stress: a 12 month period of constrained access to funding markets and with only a limited impact on franchise businesses.

MBL is funded mainly by capital, long-term liabilities and deposits.

The liquidity management principles apply to both MGL and MBL and include the following:

Liquidity and funding management
- All liquidity requirements are managed centrally by Group Treasury
- Liquidity risk is managed through setting limits on the maturity profile of assets and liabilities
- A Liquidity Contingency Plan is approved by the Board and reviewed periodically
- A funding strategy is prepared annually
- Internal pricing incorporates liquidity costs, benefits and risks to align risk-taking activities with liquidity risk exposures
- Diversity and stability of funding sources is a key priority.

Macquarie Group - high level funding relationships


Debt
Macquarie Group Limited (MGL)
Equity
Debt and equity
Intra-group loan
Debt and equity
Debt and hybrid equity
Macquarie Bank Limited (MBL) Banking Group
Non-Banking Group

Liquidity limits
- Term assets must be funded by term liabilities
- Cash and liquid assets are sufficient to cover a 12 month stress scenario
- Cash and liquid assets held to meet stress scenarios must be unencumbered, high quality liquid assets and cash
- Short-term assets exceed short-term wholesale liabilities.

Scenario analysis

Scenario analysis is central to Macquarie's liquidity risk management framework. Group Treasury models a number of liquidity scenarios covering both market-wide crises and firm-specific crises. The objective of this modelling is to ensure MGL and MBL's ability to meet all repayment obligations under each scenario and determine the capacity for asset growth. The modelling includes 12 month liquidity scenarios significantly more severe than the conditions that have been experienced since August 2007.

Scenarios are run over a number of timeframes and a range of conservative assumptions are used with regard to access to capital markets, deposit outflows, contingent funding requirements and asset sales.

Liquid asset holdings

Group Treasury maintains a portfolio of highly liquid unencumbered assets in both MGL and MBL to ensure adequate liquidity is available in all funding environments, including worst case conditions. The minimum liquid asset requirement is calculated from scenario projections and also complies with regulatory minimum requirements.

To determine the minimum level of liquid assets, reference is made to the expected minimum cash requirement during a combined market-wide and firm-specific crisis scenario over a 12 month timeframe. This scenario assumes no access to new funding sources, a significant loss of deposits and contingent funding outflows resulting from undrawn commitments, market moves on derivatives and other margined positions. The size of the liquid asset portfolio must always exceed the minimum cash requirement as calculated in this model.

The liquid asset portfolio contains only unencumbered assets that can be relied on to maintain their liquidity in a crisis scenario. At least 90 per cent of the liquid assets portfolio held to meet the minimum liquid asset requirement must be repo eligible with a central bank. The remaining 10 per cent must be approved by Group Treasury and RMG before inclusion in the liquid asset portfolio. As at 31 March 2010, 98 per cent of the liquid asset portfolio was eligible for repurchase with central banks.

The liquid asset portfolio typically includes unencumbered cash and central bank repo eligible Government, Semi-Government, Supranational, government guaranteed bank and unguaranteed bank securities and AAA rated Australian residential mortgage backed securities. In addition, the portfolio includes other very short dated, high quality liquid assets such as A-1+ rated Australian residential mortgage backed commercial paper.

The liquid asset portfolio is largely denominated and held in Australian dollars and to a lesser extent in US dollars or other currencies where appropriate.

Liquidity contingency plan

Group Treasury maintains a liquidity contingency plan. The liquidity contingency plan applies to the entire Macquarie Group and defines roles and responsibilities and actions to be taken in a liquidity event. This includes identification of key information requirements and appropriate communication plans with both internal and external parties.

Specifically, the plan details factors that may constitute a crisis, the officer responsible for enacting the contingency management, a committee of senior executives who would be responsible for managing a crisis, the information required to effectively manage a crisis, a public relations strategy, a high level check list of actions to be taken, and contact lists to facilitate prompt communication with all key internal and external stakeholders. The liquidity contingency plan is subject to regular review (at least annually) by both Group Treasury and RMG and is submitted to the Board for approval.

Funding transfer pricing

An internal funding transfer pricing system is in place which aims to align businesses with the overall funding strategy of Macquarie. Under this system the costs of long- and short-term funding are charged out, and credits are made to operating divisions that provide long-term stable funding.

Legal and compliance risk

Macquarie actively manages legal and compliance risks to its businesses globally. Legal and compliance risks include the risk of breaches of applicable laws and regulatory requirements, actual or perceived breaches of obligations to clients and counterparties, unenforceability of counterparty obligations and the inappropriate documentation of contractual relationships.

RMG assesses compliance risk from a Macquarie-wide perspective and works closely with legal, compliance and prudential teams throughout Macquarie to ensure compliance risks are identified and appropriate standards are applied consistently to manage these compliance risks. The development of new businesses and regulatory changes, domestically and internationally, are key areas of focus within this role.

Each of Macquarie's businesses is responsible for developing and implementing its own legal risk management and compliance procedures. RMG performs an oversight role to the divisional compliance staff to ensure appropriate standards are adhered to. During the course of the year, a Macquarie-wide General Counsel position was created. The appointed General Counsel is responsible for Macquarie's legal functions globally, including oversight of Macquarie's strategic initiatives and significant legal risk and reputation issues. The General Counsel reports directly to the Managing Director and Chief Executive Officer.

Reputation risk

All activities have elements of reputation risk embedded. Managing reputation risk is an essential role of senior management as it has the potential to impact earnings and access to capital. Macquarie seeks to manage and minimise reputation risk through its corporate governance structure and risk management framework.

Macquarie operates under a strong corporate governance structure consistent with the regulatory requirements of various regulators including the Australian Securities and Investments Commission (ASIC) and APRA. Goals and Values incorporating a clear code of ethics are communicated to all staff and Integrity Officers are in place to deal with potential issues of integrity.

Business units take ownership of risk, including reputation risk. In addition, a robust, independent risk management framework incorporates active management and monitoring of risks arising within Macquarie. The implementation of this framework by RMG is a major mitigant to reputation risk.

The various policies, procedures and practices in place aim to minimise reputation risk and regular reporting to the Executive Committees and Boards includes detail on reputation risk issues as appropriate.

The direct financial losses arising from reputation risk (such as breach of mandates and regulatory fines) are taken into account in the operational risk capital model.

Internal Audit

Internal Audit provides independent assurance to senior management and the Board on the adequacy and effectiveness of Macquarie's financial and risk management framework. Internal Audit forms an independent and objective assessment as to whether: risks have been adequately identified; adequate internal controls are in place to manage those risks; and those controls are working effectively. Internal Audit is independent of both business management and of the activities it reviews. The Head of Internal Audit is jointly accountable to the BACC and the Head of RMG, has free access at all times to the BACC and cannot be removed or replaced without the approval of the BACC.

Basel II

Macquarie Bank is accredited under the Foundation Internal Ratings Based Approach (FIRB) for credit risk, the Advanced Measurement Approach (AMA) for operational risk, the internal model approach for market risk[1] and the internal model approach for interest rate risk in the banking book.

These advanced approaches place a higher reliance on a bank's internal capital measures and therefore require a more sophisticated level of risk management and risk measurement practices.

Regulatory developments

In response to the recent events of the global financial crisis, regulators worldwide are proposing to enhance their prudential standards. The proposed changes include more stringent qualitative and quantitative requirements to enhance the resilience of financial institutions under stressed market conditions.

The proposed regulatory changes are likely to result in higher capital and tighter liquidity requirements for the banking sector. Macquarie continues to monitor regulatory and other market developments, and remains well capitalised and well funded.

[1] Standard approach applied for specific risk on debt securities

Directors' Report
for the financial year ended 31 March 2010

In accordance with a resolution of the Voting Directors (the Directors) of Macquarie Group Limited (MGL), the Voting Directors submit herewith the income statements, statements of comprehensive income, statements of changes in equity and the statements of cash flows for the year ended 31 March 2010 and the statements of financial position as at 31 March 2010 of MGL and its subsidiaries (consolidated entity) at the end of, and during, the financial year ended on that date and report as follows:

Voting Directors

At the date of this report, the Voting Directors of Macquarie are:

Non-Executive Voting Director

D.S. Clarke, AO, Chairman[1]

Executive Voting Director

N.W. Moore, Managing Director and Chief Executive Officer

Independent Voting Directors

M.J. Hawker[2]
P.M. Kirby
C.B. Livingstone, AO
H.K. McCann, AM[3]
J.R. Niland, AC
H.M. Nugent, AO
P.H. Warne[4]

[1] On 31 August 2009, Mr Clarke resumed full duties as Chairman following a leave of absence which commenced on 27 November 2008.

[2] Mr Hawker was appointed to the Board on 22 March 2010.

[3] Mr McCann was appointed Acting Chairman of MGL, Acting Member and Acting Chairman of the Board Nominating Committee and Acting Member of the Board Remuneration Committee during Mr Clarke's absence (27 November 2008 to 30 August 2009).

[4] Mr Warne was Acting Chairman of the Board Risk Committee from 27 November 2008 and was appointed Chairman of the Board Risk Committee on 27 August 2009.

Other than Mr Hawker, the Voting Directors listed above each held office as a Voting Director of Macquarie throughout the financial year ended 31 March 2010. Those Voting Directors listed as Independent Directors have been independent throughout the period of their appointment.

Mr L.G. Cox was an Executive Voting Director from the beginning of the financial year until his retirement on 29 July 2009.

Details of the qualifications, experience and special responsibilities of the Voting Directors and qualifications and experience of the Company Secretaries at the date of this report are set out in Schedule 1 at the end of this report.

Directors' Report
for the financial year ended 31 March 2010 continued

Voting Directors' meetings

The number of meetings of the Board of Voting Directors of Macquarie (the Board) and meetings of Committees of the Board, and the number of meetings attended by each of the Voting Directors during the financial year is summarised in the tables below:

Board meetings

	Monthly Board meetings 12		Special Board meetings 7	
	Eligible to attend	Attended	Eligible to attend	Attended
D.S. Clarke[1]	12	7	7	2
N.W. Moore	12	12	7	7
L.G. Cox[2]	3	3	4	3
M.J. Hawker[3]	1	1	-	-
P.M. Kirby	12	12	7	7
C.B. Livingstone	12	11	7	7
H.K. McCann	12	12	7	7
J.R. Niland	12	12	7	7
H.M. Nugent	12	12	7	7
P.H. Warne	12	12	7	7

Board Committee meetings

	Board Audit and Compliance Committee meetings 8		Board Corporate Governance Committee meetings 5		Board Nominating Committee meetings 4		Board Remuneration Committee meetings 20		Board Risk Committee meetings 4	
	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended
D.S. Clarke[1]	-	-	-	-	4	2	20	10	4	3
N.W. Moore	-	-	-	-	-	-	-	-	4	4
L.G. Cox[2]	-	-	-	-	-	-	-	-	1	1
M.J. Hawker[3]	-	-	-	-	-	-	-	-	1	1
P.M. Kirby	8	8	5	5	-	-	-	-	4	4
C.B. Livingstone	8	8	-	-	4	4	-	-	4	3
H.K. McCann	8	7	5	5	2	2	9	8	4	4
J.R. Niland	-	-	5	5	-	-	20	20	4	4
H.M. Nugent	-	-	-	-	4	4	20	20	4	4
P.H. Warne	8	8	-	-	-	-	20	19	4	4

[1] Mr Clarke was granted leave of absence from 27 November 2008 to 30 August 2009 due to illness. Since resuming full duties on 31 August 2009, Mr Clarke has attended all Board, Special Board, Board Risk Committee and Board Nominating Committee meetings and nine of ten Board Remuneration Committee meetings.

[2] Mr Cox retired as an Executive Voting Director on 29 July 2009.

[3] Mr Hawker was appointed to the Board as an Independent Voting Director on 22 March 2010.

There were two Board Sub-Committee meetings. The first meeting was attended by all of its members, being Mr McCann, Ms Livingstone and Mr Moore and the second meeting was attended by all of its members, being Mr Clarke, Mr McCann, Ms Livingstone, Dr Nugent, Mr Warne and Mr Moore.

Principal activities

The principal activity of the Company during the financial year ended 31 March 2010 was to act as a non-operating holding company (NOHC) for the consolidated entity. The activities of the consolidated entity were those of a financial services provider of banking, financial, advisory, investment and funds management services. In the opinion of the Voting Directors, there were no significant changes to the principal activities of the consolidated entity during the financial year under review not otherwise disclosed in this report.

Result

The financial report for the financial years ended 31 March 2010 and 31 March 2009, and the results herein, have been prepared in accordance with Australian Accounting Standards.

The consolidated profit from ordinary activities after income tax attributable to ordinary equity holders for the financial year ended 31 March 2010 was $1,050 million (2009: $871 million).

Dividends and distributions

Subsequent to year end, the Directors have announced a final ordinary dividend of $1.00 per share unfranked, in relation to the financial year ended 31 March 2010. The final ordinary dividend is payable on 2 July 2010.

On 16 December 2009 MGL paid an interim ordinary dividend of $0.86 per share unfranked ($287 million in aggregate) in respect of the financial year ended 31 March 2010.

On 3 July 2009 MGL paid the final dividend of $0.40 per share ($122 million in aggregate) in respect of the financial year ended 31 March 2009.

The final dividend of $1.00 per share unfranked brings the total dividends for the year to $1.86 per share unfranked, and the dividend payout ratio to 60 per cent, consistent with the previously stated policy.

No other dividends or distributions were declared or paid during the financial year.

State of affairs

There were no other significant changes in the state of the affairs of the consolidated entity that occurred during the financial year under review not otherwise disclosed in this report.

Review of operations and financial result

Consolidated net profit after income tax attributable to ordinary equity holders for the year ended 31 March 2010 was $1,050 million, a 21 percent increase from $871 million in the prior year.

The effective tax rate for the year ended 31 March 2010 was 16%, up from 2% in the prior year. The increase was largely due to a lower level of write-downs and impairment charges in the year to 31 March 2010 compared to the prior year.

The effective tax rate before the impact of write-downs and impairment charges is relatively stable compared to the prior year.

The year ended 31 March 2010 included significant write-downs, impairment charges, net equity accounted losses ($854 million), negative fair value adjustment on fixed rate issued debt ($255 million), gains from liability management (Macquarie Income Preferred Securities, $127 million and subordinated debt, $55 million) and gains from fund initiatives totalling $539 million. During the year the consolidated entity acquired Tristone Capital (August 2009), Fox-Pitt Kelton Cochran Caronia Waller (November 2009), Blackmont Capital (December 2009) and Delaware Investments (January 2010).

Earnings per share increased from $3.10 in the prior year to $3.20 for the year ended 31 March 2010. The final dividend of $1.00 per share unfranked, brings the total dividends for the year ended 31 March 2010 to $1.86 per share unfranked, up from $1.85 per share in the prior year, and resulted in a full year dividend payout ratio of 60 percent.

In May 2009 the consolidated entity undertook a $540 million capital raising via an institutional private placement, and in June 2009 completed a $669 million share purchase plan. These capital initiatives, combined with the increase in profit attributable to ordinary equity holders, resulted in a return on equity for the year ended 31 March 2010 of 10.0 percent, up from 9.9 percent for the prior year.

Directors' Report
for the financial year ended 31 March 2010 continued

Total operating income for the year ended 31 March 2010 was $6,638 million, a 20 percent increase on the prior year's operating income of $5,526 million. The main drivers of this change were increased operating income from Fixed Income, Currencies and Commodities and the cash equities business in Macquarie Securities Group, combined with an overall reduction in the level of write-downs, impairment charges and net equity accounted losses.

Total operating expenses for the year ended 31 March 2010 were $5,344 million, an increase of 18 percent from $4,537 million in the prior year. The change was largely driven by a 31 percent increase in employment costs, which also resulted in an increase to the compensation ratio from 40.7 percent in the prior year to 42.9 percent for the year to 31 March 2010.

Assets under Management (AUM) of $325.7 billion at 31 March 2010 increased 34 percent from $243.1 billion at 31 March 2009. The increase was driven by Macquarie Funds Group's acquisition of Delaware Investments, which added $151.1 billion to assets under management at 31 March 2010. This was offset by a reduction in AUM due to fund initiatives including Macquarie Airports, Macquarie Infrastructure Group and the sale of Real Estate assets to Charter Hall. The strengthening of the Australian dollar against major global currencies resulted in lower asset values for offshore assets.

Review of financial position

The consolidated entity's liquidity risk management framework operated effectively throughout the year ensuring funding requirements were met and sufficient liquidity was maintained, despite the challenging credit market conditions. Cash and liquid assets decreased from $30 billion at 31 March 2009 to $22 billion at 31 March 2010. Cash and liquid asset holdings now represent over 30 per cent of the consolidated entity's net funded assets.

The consolidated entity's capital management policy is to be conservatively capitalised and to maintain diversified funding sources in order to support business initiatives, particularly specialised funds and offshore expansion, whilst maintaining counterparty and client confidence.

As an Australian Prudential Regulation Authority (APRA) authorised and regulated NOHC, Macquarie is required to hold adequate regulatory capital to cover the risks for the whole Macquarie Group, including the Non-Banking Group. APRA is still developing its policy framework for supervising NOHCs. Macquarie and APRA have agreed an interim capital adequacy framework for Macquarie, based on Macquarie Group's Board-approved Economic Capital Adequacy Model and APRA's capital standards for ADIs. This will apply until APRA's capital rules for NOHCs are finalised and implemented.

Macquarie Group's capital adequacy framework requires it to maintain minimum regulatory capital requirements ('Level 3 MCR') calculated as the sum of the dollar value of:

- MBL's minimum Tier 1 capital requirement, based on a percentage of risk weighted assets (RWAs) plus Tier 1 deductions (using prevailing APRA ADI Prudential Standards)
- The Non-ADI Group capital requirement, using Macquarie Group's Economic Capital Adequacy Model adjusted for the capital impact of transactions internal to the Macquarie Group.

The consolidated entity has satisfied its externally imposed capital requirements throughout the year. At 31 March 2010, the Macquarie Banking Group had a Tier 1 Capital Ratio of 11.5 per cent and a Total Capital Ratio of 13.3 per cent. The consolidated entity remains well capitalised with $4.0 billion of eligible capital in excess of the Level 3 MCR.

Events subsequent to balance date

Following approval by unitholders on 22 April 2010, investments in the Macquarie Cash Management Trust (CMT) will be converted to an at call account with Macquarie Bank. The conversion is scheduled to take place in July 2010. At the current time, total funds under management in the Macquarie CMT are $10 billion. The funds transferred to the consolidated entity will form part of the consolidated entity's overall funding pool.

At the date of this report, the Directors are not aware of any other matter or circumstance which has arisen that has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in the financial years subsequent to 31 March 2010 not otherwise disclosed in this report.

Likely developments in operations and expected outcomes

While market conditions continue to improve, continuing uncertainty makes forecasting difficult.

Subject to market conditions, for the year to 31 March 2011 we currently expect improved operating results on the prior year for all of our businesses.

The income statement for the year to 31 March 2011 is likely to be characterised by fewer one-off items as seen in the second half of this year; a compensation ratio consistent with historical levels, continued higher cost of funding reflecting market conditions and high liquidity levels including the recent CMT/CMA initiative.

The balance sheet in the 31 March 2011 financial year is likely to be characterised by high cash balances as a result of the CMT/CMA initiative, which we anticipate will continue to be deployed across the businesses, and a level of equity investments at or below existing levels.

In addition to market conditions, the result for the year to 31 March 2011 remains subject to a range of other challenges, including: increased competition across all markets; the cost of maintaining our continued conservative approach to funding and capital and proposed regulatory reform which has the potential to impact flows to capital markets.

Over the medium term, we remain well placed due to the global depth and reach of our businesses, the diversification of our business mix, our strong committed team with interests aligned to shareholders, our strong balance sheet, capital and funding position and effective risk management.

Subject to the continuation of increasing economic activity across major markets, we expect continued growth in revenue and earnings across most businesses over time and continued growth in our businesses driven by further expansion of our strong client franchise.

Directors' Report — Remuneration Report
for the financial year ended 31 March 2010

Contents

Directors' Report — Remuneration Report
for the financial year ended 31 March 2010 continued

Executive summary

Macquarie's approach to remuneration continues to deliver long-term shareholder returns by ensuring continued alignment of the interests of staff and shareholders, while attracting and retaining high quality people. This consistent approach has served shareholders well in recent times, as well as over the longer term. In the difficult financial markets of the past two years, it has also contributed to Macquarie's resilience relative to its peers. The Board believes that this continues to be the right approach.

While its remuneration framework has remained robust despite unprecedented change in financial markets, Macquarie revised some specific aspects of its remuneration arrangements during the year. The changes place an even greater emphasis on longer-term incentives but continue to emphasise performance-based remuneration having regard to risk. The principles that underpin the remuneration framework are the same, with Macquarie's approach measuring up well against recommendations regarding remuneration practices from regulators and governments. The changes, which were overwhelmingly approved by shareholders in December 2009, alter the delivery mechanism and the retention and release conditions of Macquarie's deferred remuneration arrangements. The changes ensure that the key objectives of ongoing retention of staff and alignment between staff and shareholders continue to be met. The changes are as follows:

- less profit share delivered as cash
- more profit share deferred
- more retained profit share held as equity
- options replaced by Performance Share Units (PSU's) with performance hurdles which are awarded only to the most senior people
- retention arrangements strengthened
- more onerous conditions around the release of retained profit share on termination.

With the unprecedented change in financial markets during the past two years, there have been major changes in the industry landscape, with a number of Macquarie's investment banking peers significantly impacted by the global dislocation. This follows from widespread redundancies, major firm collapses and bankruptcies, as well as acquisitions and business divestments with a number of major firms outside Australia relying on government cash injections to survive.

The aftermath of the global financial crisis has seen a rapid strengthening in the market for executive talent in the financial services industry. The perception by many financial institutions of a unique window for recruiting talent, building businesses and increasing market share has resulted in intense competition globally for proven talent, which boards across the industry have also had to take into account.

As in previous downturns, Macquarie has taken advantage of opportunities arising as a result of market disruptions with a number of acquisitions of businesses, teams and individuals during the year.

Despite some increases in fixed remuneration levels for certain senior personnel to reflect the competitive market conditions, levels of fixed remuneration remain relatively low compared to senior roles in other Australian corporations. This is still considered appropriate, encouraging executives to take a more performance-oriented approach. In 2010, fixed remuneration for Macquarie's nine Executive Committee members comprised, on average, only 11 per cent of total remuneration. The remaining 89 per cent of their remuneration was entirely at risk.

Macquarie's **performance-based remuneration** is truly variable and aligned with shareholders' interests, evidenced in the way the profit share pool is created through the use of net profit after tax (NPAT) and return on equity (ROE) measures. For a given level of capital employed, total profit share rises or falls with NPAT. Macquarie's total profit share pool increases with performance and no maximum ceiling is imposed. This aligns shareholder and staff interests and provides the strongest incentive to staff to continuously strive to maximise long-term profitability.

Performance-based profit share is allocated to Macquarie's businesses and, in turn, to individuals based on performance. Performance is primarily assessed based on relative contribution to profits while taking into account capital usage and risk management. This results in businesses and individuals being motivated to increase earnings and to use shareholder funds efficiently, consistent with prudent risk-taking. In addition, other qualitative measures are used in assessing individual performance, such as: how business is done; governance and compliance; long-term sustainability; people leadership and adherence to Macquarie's Goals and Values. Staff are motivated to work co-operatively given that their profit share will reflect Macquarie's overall performance, the relative performance of their business and their individual contribution.

The Board and management also seek to ensure that remuneration for staff whose primary role is risk and financial control, including the Chief Risk Officer and the Chief Financial Officer, preserves the independence of the function and maintains Macquarie's robust risk management framework.

Profit share is delivered in ways that encourage a longer-term perspective and ensures alignment with shareholders' longer-term interests and staff retention. In turn, this encourages staff to maximise profit without exposing Macquarie to risk or behaviours that jeopardise long-term profitability or reputation.

Under the revised remuneration arrangements, 50 per cent (55 per cent for the Managing Director and Chief Executive Officer) of each Executive Committee members' and Designated Executive Directors'[1] annual gross profit share allocation is retained and vests from years three to seven, subject to restrictions. Retained amounts are fully invested in a combination of Macquarie ordinary shares and notionally in Macquarie-managed fund equity to reflect an individual executive's responsibilities and to strengthen alignment with Macquarie and Macquarie-managed fund securityholders' interests.

Option grants have been suspended and, in the case of the Executive Committee only, replaced by **PSUs**. PSUs vest in three tranches after two, three and four years only if challenging performance hurdles are met.

Macquarie prohibits staff from hedging:

- shares held to satisfy the minimum shareholding requirement
- shares to be delivered under the new equity plan, the Macquarie Group Employee Retained Equity Plan (MEREP)
- shares held under the Executive Committee Share Acquisition Plan
- unvested options.

Executives are required to conduct trading in Macquarie ordinary shares only during designated trading windows.

A departing Executive Director's unvested retained profit share is only paid out in the case of genuine retirement, redundancy or in certain other limited exceptional circumstances, and is forfeited in stages if a 'disqualifying event' occurs within two years of leaving. For example, the payment of a departing Executive Director's retained profit share will be subject to forfeiture if it is found that the individual has acted in a way that damages Macquarie, including but not limited to action or inaction that leads to a material financial restatement, a significant financial loss or any significant reputational harm to Macquarie or its businesses.

The remuneration approach is managed via **strong governance structures and processes.** Conflicts of interest are managed proactively and assiduously. The Board Remuneration Committee (BRC) makes recommendations to the Non-Executive Directors of the Board on key decisions that have been delegated to the BRC.

Non-Executive Director fees are set in line with market rates for relevant Australian financial organisations and reflect the time commitment and responsibilities involved within the shareholder approved aggregate limit.

This overall approach to remuneration has contributed to strong shareholder returns over time.

[1] Executive Directors who are members of Operations Review Committee and others who have a significant management or risk responsibility in the organisation.

Directors' Report — Remuneration Report
for the financial year ended 31 March 2010 continued

Introduction

Macquarie's remuneration strategy is designed to ensure our people are focused on generating outstanding shareholder value over the long term and are rewarded in line with the outcomes they achieve. This broad strategy has been in place since the inception of Macquarie, evolving over time to ensure the system continues to meet its overriding objectives.

The Board of Directors oversees Macquarie's remuneration arrangements, including executive remuneration and the remuneration of Non-Executive Voting Directors. The Board and the Board Remuneration Committee (BRC) annually review the remuneration strategy to ensure the best outcomes are delivered for Macquarie and its shareholders. Following this year's review the Board's view is that:

In the difficult financial markets of the past year, Macquarie's consistent approach to remuneration continues to deliver long-term shareholder returns by ensuring continued alignment with the interests of staff and shareholders while attracting and retaining high quality people. These outcomes have been achieved because:

1. Macquarie's remuneration framework has remained robust despite unprecedented change in financial markets
2. While the underlying principles remain unchanged, Macquarie's remuneration arrangements have been enhanced to further align staff and shareholders' interests and to remain in line with or ahead of leading practice
3. Macquarie's remuneration arrangements are delivering results, although comparisons are more difficult because of the changes
4. Strong corporate governance has been exercised and
5. Non-Executive Directors continue to be recognised for their role.

These points are discussed in detail in sections one to five of this Remuneration Report.

This Remuneration Report has been prepared in accordance with the *Corporations Act 2001* (Cth) (the Act). The Report contains disclosures as required by Accounting Standard AASB 124 *Related Party Disclosures* as permitted by Corporations Regulation 2M.3.03.

Financial information is used extensively in this Report. Some long-term trend information is presented, although accounting standards and practices have changed over time. In particular, throughout this Report:

- financial information for Macquarie relating to the years ended 31 March 2006, 31 March 2007, 31 March 2008, 31 March 2009 and 31 March 2010 has been presented in accordance with Australian Accounting Standards equivalent to International Financial Reporting Standards (AIFRS)
- financial information for Macquarie relating to the year ended 31 March 2005 has been restated in accordance with AIFRS, with the exception of AASB 132 *Financial Instruments: Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement*, which became effective from 1 April 2005
- financial information for Macquarie relating to earlier periods has not been restated in accordance with AIFRS, and is, therefore, presented in accordance with the Australian Accounting Standards prevailing at the time.

Directors' Report — Remuneration Report
for the financial year ended 31 March 2010 continued

1 Macquarie's remuneration framework has remained robust despite unprecedented change in financial markets

Significant changes in global financial markets resulted in remuneration practices, particularly in the financial services industry, coming under scrutiny from governments and regulators. These changes are still unfolding in jurisdictions around the world. In this context, the Macquarie remuneration approach remains robust.

1.1 Global financial markets have seen unprecedented change

1.1.1 Governments and regulators reviewed remuneration arrangements and the industry landscape has been reshaped following the global financial crisis

2008	2009 – January	2009 – February	2009 - April
JP Morgan Chase acquired Bear Stearns following its collapse, Bank of America acquired Merrill Lynch Lehman Brothers filed for bankruptcy with most of its investment banking and trading businesses sold to Barclays Babcock & Brown placed in voluntary administration Widespread redundancies by global investment banks commence, continuing well into 2009 - many relate to closure of non-core businesses	Many US financial institutions start receiving significant US Treasury cash infusions under Troubled Asset Relief Program (TARP) - including Goldman Sachs, Morgan Stanley, Citigroup and JP Morgan Chase Several major European institutions receive assistance from relevant governments, including Royal Bank of Scotland and UBS	FSA (UK) first regulator to publish a draft Code of Practice (Code) on remuneration policies The Code's overriding General Principle: *Firms must establish, implement and maintain remuneration policies, procedures and practices that are consistent with effective risk management*	Financial Stability Board (FSB) published its principles for sound compensation practices which were endorsed by the G20 leaders. Principles were intended to reduce incentives towards excessive risk taking

2009 – May	2009 – June to August	2009 – October to November	2009 - December
Australian Prudential Regulation Authority (APRA) releases first draft of the revised Prudential Standard APS 510 and accompanying guidance, Prudential Practice Guide PPG 511 Australian Government requests Productivity Commission undertake a review into executive remuneration Australian Government puts forward legislation relating to executive termination benefits Australian Government announces changes to the taxation of employee share schemes UK Government commissions examination of corporate governance in the financial services industry	Regulators in other countries including Hong Kong, France and Switzerland release guidelines in line with FSB's principles Final FSA Code on remuneration policies published	Application of FSB principles through the US Federal Reserve Bank Final APRA standards published - implementation date of 1 April 2010 Australian Government legislation passed by Parliament, significantly reducing amount of executive termination benefits which can be paid without obtaining shareholder approval, to the equivalent of one year's base salary for relevant executives UK Government examination of corporate governance in the financial services industry published - number of recommendations relate to remuneration and broadly mirror FSA Code	Final Productivity Commission report makes recommendations in relation to governance and accountability of boards regarding remuneration matters Australian Government changes to taxation of employee share schemes enacted in legislation, reducing the concessional tax treatment available for employee share plans US - The Wall Street Reform and Consumer Protection Act - requiring an annual say-on-pay, golden parachutes vote, and new compensation committee requirements UK announced an employer-paid tax of 50 per cent on bankers' bonuses greater than £25,000 paid before 5 April 2010

2010 to date
April 2010, Australian Government released response to final Productivity Commission report on executive remuneration March 2010, UK Government publishes draft regulations under the Financial Services Bill to apply from the 2010 reporting year, including mandatory disclosure for all executives receiving greater than £500,000, disclosed in bands of £500,000 up to £5 million and thereafter in £1 million bands

Despite the difficult conditions at the beginning of 2009, many financial services firms recovered during the year as reflected in their financial results, increasing their ability to offer more compelling pay packages and their desire to rebuild businesses. Some of the US banks began to repay their TARP cash injections, therefore removing themselves from government restrictions as well as from the public spotlight on compensation. These banks were then able to offer more competitive compensation packages. The perception by many financial institutions of a unique window for recruiting talent, building businesses and increasing market share also placed significant upward pressure on remuneration levels. The recruitment market strengthened, particularly at the top executive end of the market where high performers found several opportunities on offer. This has resulted in **intense competition across the globe for proven talent.** This competition for talent is arguably the most intense witnessed in Macquarie's history.

1.1.2 The composition of remuneration has significantly changed with some major themes emerging

The major themes emerging in the current remuneration environment reflect a greater desire to manage the behaviour between risk and return. These themes are:

- bonuses are based on profits not revenue, and on risk-adjusted capital
- a higher percentage of performance-based remuneration is being deferred
- a higher proportion of deferred performance-based remuneration is being delivered in equity
- options are being used less frequently, being replaced by other forms of equity such as restricted stock
- clawback practices are being implemented
- the fixed remuneration component for risk and finance staff has increased.

Macquarie's old remuneration arrangements reflected these themes, and with the changes approved by shareholders in December 2009, these themes are featured to an even greater extent.

1.1.3 Governance expectations have significantly increased

One of the more significant impacts of the government and regulator-driven change has been the increase in governance expectations for boards and remuneration committees.

The APRA prudential standards require increased scrutiny by boards and remuneration committees, including the requirement that boards approve a company's remuneration policy.

The Federal Government has indicated that it intends to implement many of the Productivity Commission's recommendations, and further strengthen several of the Productivity Commission's proposals by expanding their scope, coverage and enforceability.

With the significant reduction in executive termination benefits which can be paid without obtaining shareholder approval, boards will likely become more mindful of the termination benefits restrictions that impose criminal sanctions on directors and officers who receive termination benefits in contravention of the restrictions as well as the company that provides the benefit and the company officers involved.

1.2 Macquarie's underlying remuneration framework remains robust

In the difficult financial markets of the past year, Macquarie's underlying remuneration framework has remained robust and has contributed to Macquarie's resilience relative to peers. It has also contributed to Macquarie's long-term success in growing earnings. That approach, and its consistency over time, has served shareholders well during recent times, as well as over the longer term. The Board believes that this continues to be the right approach.

The overarching objective of Macquarie's remuneration framework is to drive superior shareholder returns over the long term while managing risk in a prudent fashion. This is delivered through two key drivers. The first is to attract and retain high quality people by offering a competitive performance-driven remuneration package that encourages both long-term commitment and superior performance. The second key driver is to use remuneration to align the interests of staff and shareholders by motivating staff through its remuneration policies to increase Macquarie's NPAT and sustain a high relative ROE while managing risk.

The principles that underpin Macquarie's remuneration framework are unchanged:

— emphasising performance-based remuneration with an appropriate balance between short and longer-term incentives having regard to risk (refer section 2.1)
— linking rewards to create sustainable shareholder value through the use of shareholder return drivers, namely profitability and returns in excess of the cost of capital (refer section 2.2)
— using equity to create alignment with shareholder interests (refer section 2.3)
— designing retention mechanisms to encourage a long-term perspective and hence alignment with shareholders (refer section 2.3.2 to 2.3.7)
— using broadly consistent arrangements over time to ensure staff are confident that efforts over multiple years will be rewarded (refer section 2.3)
— ensuring arrangements are competitive on a global basis with Macquarie's international peers (refer discussion in section 1.1.1 in regards to the competitive environment).

Key elements of the remuneration framework


Align interests of staff and shareholders
Drive long-term shareholder returns
Attract and retain high quality people
1 Emphasise performance-based remuneration
2 Use shareholder return drivers
3 Use equity
4 Use retention mechanisms
5 Provide consistency to create staff confidence
6 Provide competitive remuneration
Creating a long-term focus

The next section of the Remuneration Report discusses how Macquarie enhanced its remuneration arrangements to further align staff and shareholder interests.

Directors' Report — Remuneration Report
for the financial year ended 31 March 2010 continued

2 While Macquarie's underlying principles remain unchanged, its remuneration arrangements have been enhanced to further align staff and shareholders interests and to continue to be in line with or ahead of leading practice

Changes to Macquarie's remuneration arrangements were approved by shareholders in December 2009.

Whilst the remuneration approach is robust, to ensure ongoing long-term alignment with shareholders and staff retention, Macquarie announced proposed changes to its remuneration arrangements on 31 March 2009. The changes also reflected global remuneration and regulatory trends. Further details of the March proposal were announced on 1 May 2009, with a view to seeking shareholder approval at the 2009 Annual General Meeting (2009 AGM). The Board subsequently deferred the proposals following foreshadowed legislative changes announced by the Australian Government. While the legislation was not yet finalised, in the interests of reducing uncertainty for shareholders and staff, Macquarie considered that adequate clarity existed to progress its proposals, and announced modifications to its March 2009 proposals on 31 October 2009. Macquarie sought and obtained shareholder approval at a General Meeting on 17 December 2009. Shareholders voted 96.3 per cent in favour of the relevant resolution.

The revised remuneration arrangements took effect from the 2009 financial year and are as follows:

— less profit share is delivered as cash
— more profit share is being deferred
— more deferred profit share is held as equity
— options have been replaced by Performance Share Units (PSUs) and awarded to the most senior people only
— retention arrangements have been strengthened
— more onerous conditions have been introduced around the release of retained profit share on termination.

Full details of Macquarie's remuneration arrangements are set out in the remainder of this section.

The following table shows how Macquarie's remuneration arrangements relate to the remuneration principles referred to on the previous page.

Link between the remuneration principles and the remuneration arrangements

Principle	Features of the remuneration system
1 There is an emphasis on performance-based remuneration with an appropriate balance between short and longer-term incentives having regard to risk (Refer discussion in section 2.1)	— Profit share allocations are highly variable — Performance-based remuneration can comprise a high proportion of total remuneration in the case of superior performance (approximately 94 per cent in the case of the Managing Director and Chief Executive Officer) — Profit share allocations and PSU grants for Executive Committee members provide substantial incentives for superior performance but low or no participation for less satisfactory performance — The CRO advises the BRC on risk management issues — The CRO and CFO advise the BRC on the risk input into the determination of the profit share pool, such as the cost of equity capital to be used in the profit share pool calculation
2 Rewards are linked to sustainable shareholder value through the use of shareholder return drivers, namely profitability and returns in excess of the cost of capital (Refer discussion in section 2.2)	— The overall profit share pool is determined annually by reference to Macquarie's after-tax profits and its earnings over and above the estimated cost of capital — The allocation of the pool to individual businesses, and in turn to individuals, is based primarily, but not exclusively, on relative contribution to profits, taking into account capital usage and other factors including specific risk factors. Performance looks at a range of factors including risk management, governance and compliance, people leadership and upholding Macquarie's *Goals and Values* — Earnings per share and ROE are used as performance hurdles for Executive Committee PSUs — ROE is used as the performance hurdle for Executive Director options granted under the old remuneration arrangements

Principle	Features of the remuneration system
3 Equity is used to provide rewards to create alignment with shareholder interests (Refer discussion in section 2.3)	– For Executive Directors, retained profit share is invested in a combination of Macquarie shares and notionally in Macquarie-managed fund equity. The investment mix varies depending on an individual's role – For other staff, retained profit share is invested in Macquarie shares – PSU grants with performance hurdles are granted to Executive Committee members – Grants of Macquarie shares may be made to staff being hired or promoted – Executive Directors are required to acquire and hold a minimum number of shares calculated based on their profit share. This is satisfied through the new equity arrangements – Staff share plans are available to encourage broader staff equity participation
4 Retention mechanisms encourage a long-term perspective and hence alignment with shareholders (Refer discussion in section 2.3.2 to 2.3.7)	– For Executive Committee members and Designated Executive Directors, 50 per cent (55 per cent for Managing Director and Chief Executive Officer) of annual profit share is retained, and vests and is released from years three to seven – For other Executive Directors, 50 per cent of 2009 annual profit share is retained, and vests and is released from years three to seven. From 2010, 40 per cent is retained, and vests and is released from years three to five – Time based vesting rules with hurdles apply to Executive Committee PSUs
5 Arrangements provide consistency over time to ensure staff have the confidence that efforts over multiple years will be rewarded (Refer discussion in section 2.3)	– Macquarie's remuneration approach has been in place since it was founded with only incremental changes over time as appropriate
6 Arrangements are competitive on a global basis with international peers (Refer discussion in section 3)	– The Board reviews the remuneration arrangements at least annually to ensure that they are equitable and competitive – The compensation ratio is used as a general guide to consideration of the overall competitiveness of remuneration levels but is not the basis on which the profit share pool is created

The primary focus of section 2 is on Executive Director remuneration, in particular, Executive Committee members. However, comments are made in relation to other staff where relevant. Macquarie's Executive Committee has responsibility for the management of Macquarie as delegated by the Macquarie Board, and is made up of a central group comprising the Managing Director and Chief Executive Officer, the Deputy Managing Director, the CRO, the CFO and the heads of Macquarie's major Operating Groups. The current members of the Executive Committee are identified in Appendix 1.

The remainder of this section discusses the remuneration structure and its individual components in greater detail. Specifically, it describes how the remuneration system:

- **emphasises** performance-based remuneration (refer section 2.1)
- **links** the quantum of an individual's annual performance-based remuneration to the individual's contribution to shareholder return drivers (refer section 2.2)
- **delivers** remuneration in a manner which ensures that employees have a direct long-term alignment with shareholder interests which encourages appropriate management of risk (refer section 2.3).

Directors' Report — Remuneration Report for the financial year ended 31 March 2010 continued

2.1 The remuneration structure continues to emphasise performance-based remuneration

The foundation of Macquarie's remuneration structure continues to be an emphasis on performance-based remuneration. In line with regulatory sentiment and competitive market conditions, the 'pay mix' for certain risk and finance personnel was reviewed and where appropriate, fixed remuneration is being increased to ensure a more appropriate balance between fixed and variable compensation. The base pay of other executives continues to be reviewed in line with overall market conditions.

Despite these increases, levels of fixed remuneration remain relatively low with the emphasis being on performance-based remuneration. For other Executive Directors, fixed remuneration can be relatively low or modest compared with similar roles in non-investment banking organisations. Fixed remuneration generally includes cash salary as well as non-cash benefits, primarily superannuation and nominated benefits, including those provided on a salary sacrifice basis. (Salary sacrifice is calculated on a total cost basis and includes any fringe benefit tax charges related to employee benefits).

The following table summarises the current performance-based remuneration arrangements:

Key Area	Executive Committee (including Managing Director and Chief Executive Officer) and Designated Executive Directors	Other Executive Directors	Staff other than Executive Directors
Amount of profit share retained	50 per cent (55 per cent for the Macquarie Group Managing Director and Chief Executive Officer)	50 per cent (for profit share retained in 2009) and 40 per cent from 2010	25 per cent above certain thresholds
How retained profit share is invested	Invested in a combination of Macquarie shares and Macquarie-managed fund equity notionally invested Investment mix will vary depending on an individual's role	Invested in a combination of Macquarie shares and Macquarie-managed fund equity notionally invested Investment mix will vary depending on an individual's role	Invested in Macquarie shares
Vesting and release of retained profit share	All retained amounts vest and are released from three to seven years after the year retained (see also forfeiture below)	All retained amounts vest and are released from three to seven years after the year retained (for profit share retained in 2009) and from three to five years for profit share retained from 2010 (see also forfeiture below)	Vesting and release occurs two to four years after the year retained
Forfeiture of retained profit share on leaving	Unvested amounts are forfeited except in the case of death, permanent disability, genuine retirement, redundancy and other limited exceptional circumstances Retained profit share is forfeited in stages if a "disqualifying event" occurs within two years of leaving	Unvested amounts are forfeited except in the case of death, permanent disability, genuine retirement, redundancy and other limited exceptional circumstances Retained profit share is forfeited in stages if a "disqualifying event" occurs within two years of leaving	Unvested amounts are forfeited except in the case of death, permanent disability, genuine retirement, redundancy and other limited exceptional circumstances
Other	PSUs granted to Executive Committee members	N/A	N/A
Minimum Shareholding Requirement	Required to hold the deemed after-tax equivalent of 10 per cent of all of their profit share allocations over the last 10 years in Macquarie shares (which is satisfied by the above requirements)	Required to hold the deemed after-tax equivalent of 10 per cent of all of their profit share allocations over the last five years in Macquarie shares (which is satisfied by the above requirements)	

Directors' Report — Remuneration Report for the financial year ended 31 March 2010 continued

Old performance-based remuneration arrangements[1]

Key Area	Executive Committee (including Managing Director and Chief Executive Officer)	Other Executive Directors	Staff other than Executive Directors
Amount of profit share retained	40 per cent (55 per cent for the Macquarie Group Managing Director and Chief Executive Officer)	20 per cent	25 per cent above certain thresholds
How retained profit share is invested	20 per cent is invested in a notional portfolio of Macquarie-managed funds and cash under the DPS Plan 20 per cent (35 per cent for the Managing Director and Chief Executive Officer) is held in the form of Macquarie shares	20 per cent is invested in a notional portfolio of Macquarie-managed funds and cash under the DPS Plan	Held in cash
Vesting and release of retained profit share	DPS Plan amounts begin to vest after five years of service as an Executive Director and fully vest after 10 years Amounts are released in cash 10 years after the year retained or earlier if they leave employment (see also forfeiture below) Macquarie shares released after three years from date shares acquired	DPS Plan amounts begin to vest after five years of service as an Executive Director and fully vest after 10 years Amounts are released in cash 10 years after the year retained or earlier if they leave employment (see also forfeiture below)	Vesting and release occurs two to four years after the year retained
Forfeiture of retained profit share on leaving	Unvested amounts in the DPS Plan are forfeited except in limited circumstances Retained profit share is forfeited if a "disqualifying event" occurs within six months of leaving	Unvested amounts in the DPS Plan are forfeited except in limited circumstances Retained profit share is forfeited if a "disqualifying event" occurs within six months of leaving	Unvested amounts are forfeited except on the grounds of redundancy, death, total and permanent disability and other limited exceptional circumstances
Other	Options granted	Options granted	Options granted to Division Directors and Associate Directors
Minimum Shareholding Requirement	Required to hold the deemed after-tax equivalent of 10 per cent of all their profit share allocations over the last 10 years in Macquarie shares	Required to hold the deemed after-tax equivalent of 10 per cent of all their profit share allocations over the last five years in Macquarie shares	

[1] They were disclosed as "current" in the 2009 Remuneration Report. These arrangements are reflected in the prior year comparative data in the Executive Remuneration disclosure in Appendix 2.

2.2 Remuneration is linked to the drivers of shareholder returns

For most Executive Directors, the largest component of their remuneration is delivered as an annual profit share allocation, based on their performance over the year. Macquarie's approach to measuring performance for the purpose of determining annual profit share is to utilise financial performance measures which are known to be drivers of long-term shareholder returns. They are NPAT and ROE. Executives have greater "line of sight" over these measures. In the short term, share price fluctuations can be driven by a variety of factors, including market sentiment over which executives may have very little control. Therefore, Total Shareholder Return (TSR), whether absolute or relative, is not regarded as a satisfactory measure in assessing performance over just one year. Globally, regulators have recently recognised this.

NPAT and ROE were selected as the most appropriate performance measures for the following reasons:

- they are correlated over time with total shareholder returns
- they provide an appropriate incentive because they are elements of performance over which the executives can exercise considerable control. TSR, on the other hand, is influenced by many external factors over which executives have limited control
- both measures can be substantiated using information that is disclosed in audited financial accounts, providing confidence in the integrity of the remuneration system from the perspective of both shareholders and staff.

These two drivers motivate staff to expand existing businesses and establish promising new activities. The use of ROE to measure excess returns - ROE relative to the cost of equity capital - creates a particularly strong incentive for staff to ensure that capital is used efficiently, while having regard to risk. Therefore, the use of these two measures, in combination, results in appropriate outcomes for shareholders.

ROE is also one of the two measures enshrined in the performance hurdle applicable on PSUs for Executive Committee members (refer section 2.5.3).

Notwithstanding these factors, other qualitative measures are also used in assessing performance.

Overview of profit share arrangements

The profit share arrangements are designed to encourage superior performance by motivating executives to focus on maximising earnings and ROE, while having appropriate regard for risk, thereby driving long-term shareholder returns. A Macquarie-wide profit sharing pool is created at the corporate level. Substantial incentives are offered in relation to superior profitability but low or no participation for less satisfactory performance.

Determination of the profit share pool

The size of the pool is determined annually by reference to Macquarie's after-tax profits and its earnings over and above the estimated cost of capital. A portion of Macquarie's profits earned accrues to the staff profit share pool. Once the cost of equity capital is met, an additional portion of the excess profits is accrued to the profit share pool. The methodology used to calculate the profit share pool is reviewed at least annually by the BRC and the Non-Executive Directors of the Board, including:

- the proportion of after-tax profit and the proportion of earnings in excess of Macquarie's cost of equity capital used to calculate the pool
- the cost of equity capital and the tax rate.

As part of this review, the CRO and the CFO advise the BRC on the risk input into the calculation of the profit share pool.

The Non-Executive Directors of the Board have discretions:

- to change the quantum of the pool to reflect internal or external factors if deemed in the interests of Macquarie and shareholders
- to defer the payment of profit share amounts to a subsequent year at a Macquarie business or individual level where it is in the interests of Macquarie and shareholders to do so.

This year, the Non-Executive Directors of the Board have exercised their discretion in relation to changing the quantum of the pool.

Allocation of the profit share pool

Allocation of the pool to businesses is based on performance, primarily, but not exclusively, reflecting relative contributions to profits (not revenue) while taking into account capital usage. It also takes into account other risk factors such as operational incidents and the risk profiles of the businesses, as identified by the CRO to the BRC.

An individual's profit share allocation is based on performance, measured primarily through the performance appraisal process that requires all staff to have at least one formal appraisal session with their manager each year.

Performance criteria vary according to an individual's role. Performance is linked where possible to outcomes that contribute directly to NPAT and excess ROE. Capital usage is important as it factors in the level of risk associated with the income derived.

Directors' Report — Remuneration Report
for the financial year ended 31 March 2010 continued

Performance also takes into consideration how business is done. Superior performance looks at a range of indicators that go beyond financial performance and include risk management, governance and compliance, people leadership and upholding Macquarie's *Goals and Values*.

The CRO advises the BRC on risk management issues.

The performance of staff whose role is not linked to profit contribution is measured according to criteria appropriate to their position. Staff working in support areas may, for example, be rewarded on the basis of their contribution to Macquarie's financial reporting, risk management processes or information systems.

The Board and management seek to ensure that remuneration for risk and financial control personnel, including the CFO and the CRO, is structured in a way that does not compromise the independence of these personnel in carrying out their functions and is determined in a way that maintains Macquarie's robust risk management framework. For instance, an evaluation of their performance occurs independently of the business with which they are associated.

Profit share allocations for risk and financial control personnel are reflective of their individual performance, including the quality of the control decisions they have made, and their contribution to the quality and integrity of the control functions. The allocations to these staff are not directly linked to the profits of Macquarie or the businesses in which they operate.

The BRC reviews the allocation of the profit share pool to the central Risk Management Group and central Finance function. It also annually recommends to the Board, remuneration for all risk management and finance staff as a total category, in addition to specific recommendations for the CFO, CRO and other Executive Directors with a risk management or financial control role.

For staff with specific fund responsibilities, the performance of the relevant funds is important in determining that individual's profit share allocation. For example, in the case of the Macquarie Capital Funds business, the following factors are relevant:

- in evaluating each executive's contribution to determine their individual profit share allocation, the performance of the fund or funds for which they are responsible, and in particular, the underlying factors influencing fund performance such as management and leadership, the operational performance of the underlying assets, and effective capital management
- in the case of Executive Directors with fund responsibilities (in particular Fund Chief Executive Officers), retained profit share allocated to the Post-2009 DPS Plan is notionally invested in the relevant funds, as discussed in section 2.3.3, giving these individuals a further ongoing incentive to seek to grow the security price.

Arrangements are also in place to ensure that performance-based remuneration is appropriately allocated to the individuals who contributed to particular transactions. Therefore, businesses may further recognise cross-divisional contributions by allocating part of their profit share pool to individuals in other areas of Macquarie who have contributed strongly to their success.

In summary, profit share allocations to each individual generally reflect:

- Macquarie-wide performance – which determines the size of the overall profit share pool
- the performance of their business – which determines the profit share pool allocated to that business
- their individual performance – which determines their own share of the profit share pool for that business.

Profit share allocations to individuals are subject to retention arrangements as discussed in section 2.3.2.

Commentary on allocation to the Managing Director and Chief Executive Officer of Macquarie and the Managing Director and Chief Executive Officer of Macquarie Bank

In approving the profit share and PSU grants to the Managing Director and Chief Executive Officer of Macquarie and the Managing Director and Chief Executive Officer of Macquarie Bank, the Non-Executive Directors annually and specifically assess each Managing Director's performance by considering a range of indicators, including risk management, governance and compliance, financial performance measures, strategic initiatives, staff and human resources indicators, reputation management and monitoring, and community and social responsibility matters.

2.3 Direct long-term alignment with shareholder interests is emphasised

The remuneration arrangements are also structured to deliver remuneration in a manner which ensures that employees have a direct long-term alignment with shareholder interests through:

- retention arrangements which encourage long-term commitment to Macquarie, and therefore, to shareholders
- the use of equity-based remuneration.

The remuneration changes approved by shareholders at the December 2009 General Meeting provide an even closer alignment of staff and shareholder interests, with a greater emphasis on longer-term incentives.

Under these new remuneration arrangements, retained Executive Director profit share from 2009 is invested in a combination of Macquarie shares, under the new equity plan, the Macquarie Group Employee Retained Equity Plan (MEREP) and Macquarie-managed fund equity notionally invested under the DPS Plan that operates for 2009 and future retained profit share (Post-2009 DPS Plan).

A tailored approach is adopted to ensure that retention arrangements and equity-based remuneration are appropriate given the seniority of the individual and their ability to influence results.

However, some overarching rules apply to equity-based remuneration:

- the following cannot be hedged:
  - shares held to satisfy the minimum shareholding requirement
  - awards under the MEREP
  - shares held under the Executive Committee Share Acquisition Plan
  - unvested options
- all shares and options must be dealt with in accordance with Macquarie's Trading Policy, which is available on Macquarie's website, including that trading must be conducted within designated trading windows.

All Executive Committee members and Voting Directors are required to at least annually disclose their financing arrangements relating to their Macquarie securities to Macquarie.

More generally, long-term alignment is encouraged through the emphasis on a degree of consistency over time in remuneration arrangements. Many initiatives on which staff work can take a long time, sometimes years, to come to fruition. Because the remuneration system is outcomes driven, profit share allocations for transactions and business development activities that are 'in progress', are low.

Staff must, therefore, have confidence that when a transaction is completed - potentially some years later - the remuneration system will recognise successful outcomes in the way the staff member anticipated at the outset of the transaction. This requires broad consistency over time.

2.3.1 Transitional arrangements

Under the new remuneration arrangements, Executive Directors were given the choice of leaving their pre-2009 retained profit share in the Pre-2009 DPS Plan, or move some or all of these amounts into the new arrangements (Transitioned Amounts).

Transitioned Amounts have been invested in the MEREP and notionally in Macquarie-managed funds (through the Post-2009 DPS Plan) according to the relevant Executive Director's role, in the manner set out in section 2.3.3. Transitioned Amounts will vest to the Executive Directors on a straight line basis over seven years from 2010 to 2016 (for Executive Committee members) or over five years (for other Executive Directors) from 2010 to 2014. The disqualifying events set out in section 2.3.7 will apply.

Any pre-2009 retained profit share not transitioned to the new arrangements will be grandfathered in the Pre-2009 DPS Plan. The old vesting, release and forfeiture provisions for Executive Director retention will continue to apply under the Pre-2009 DPS Plan, as set out in the table headed 'Old performance-based remuneration arrangements' in section 2.1.

The following sections 2.3.2 to 2.3.8 set out the new profit share arrangements as approved by shareholders at the December 2009 General Meeting.

Directors' Report – Remuneration Report for the financial year ended 31 March 2010 continued

2.3.2 Profit share arrangements - delivery of profit share

A percentage of each employee's annual gross profit share allocation will be retained by Macquarie (retained profit share). The percentage is set according to their role, as follows:

Role	2008	2009	2010
Managing Director and Chief Executive Officer[1]	30 per cent	55 per cent	55 per cent
Executive Committee Members	30 per cent	50 per cent	50 per cent
Designated Executive Directors	20 per cent	50 per cent	50 per cent
Other Executive Directors	20 per cent	50 per cent	40 per cent
Staff other than Executive Directors	25 per cent of profit share allocations above certain thresholds	25 per cent of profit share allocations above certain thresholds	25 per cent of profit share allocations above certain thresholds

[1] Refers to the percentage retained for Nicholas Moore in 2008 in his role as Group Head of Macquarie Capital.

The Board has the discretion to change the percentage of profit share allocations retained on an annual basis to meet changing market conditions as well as to comply with regulatory and corporate governance guidance, provided that the retention percentage is at least 30 per cent for Executive Directors. This is because:

- regulatory and remuneration trends continue to evolve and change
- Macquarie must have the ability to meet regulatory requirements
- Macquarie must have the flexibility to remain competitive in the global markets in which it operates. The global remuneration environment is a very important consideration when determining remuneration structures. Competition for talented staff is unprecedented with aggressive recruiting activity for high quality staff.

In addition, the Board has the discretion to change the percentage of profit share allocation retained to meet exceptional circumstances that may arise when a staff member moves between jurisdictions. The Board would consider changing the retention level where local laws impact the application of the Transitional Arrangements. At all times these adjustments are to ensure that all Executive Directors are in a similar situation and not disadvantaged due to local restrictions.

2.3.3 Investment of retained profit share

Retained profit share is invested in a combination of Macquarie shares under the equity plan (MEREP), and Macquarie-managed fund equity notionally invested under the Post-2009 DPS Plan. The following table shows the current percentage allocation of retained profit share that is invested in the Post-2009 DPS Plan and the MEREP, depending on the staff member's role:

Role	Post-2009 DPS Plan (notional investment in Macquarie-managed fund equity)	MEREP (Macquarie shares)
Managing Director and Chief Executive Officer, Deputy Managing Director, CFO and CRO, General Counsel	20 per cent	80 per cent
Group Head, Macquarie Capital	40 per cent	60 per cent
Group Head, Macquarie Funds Group	50 per cent	50 per cent
Other Executive Committee members	10 per cent	90 per cent
Executive Directors with Funds responsibilities	Minimum of 40 per cent to a maximum of 50 per cent depending on mix of funds management and other functions	Maximum of 60 per cent to a minimum of 50 per cent depending on mix of funds management and other functions
Other Executive Directors	10 per cent	90 per cent
Staff other than Executive Directors	Nil	100 per cent

Both the MEREP and the DPS Plan are fundamental tools in Macquarie's retention and alignment strategies, encompassing both long-term retention arrangements and equity holding requirements.

Post-2009 DPS Plan

The Post-2009 DPS Plan comprises exposure to a notional portfolio of Macquarie-managed funds. These retained amounts for Executive Directors are notionally invested over the retention period. This investment is described as "notional" because Executive Directors do not directly hold securities in relation to this investment. However, the value of the retained amounts will vary as if these amounts were directly invested in actual securities, giving the Executive Directors an effective economic exposure to the performance of the securities.

The notional portfolio is set for each Executive Director according to their role, as determined by the BRC. The BRC makes an annual determination as to how each Executive Director's retained profit share that is invested in Macquarie-managed fund equity (retained DPS in the DPS Plan) for that year should be notionally invested by Macquarie. The Executive Director has no input into that decision or its timing. The following general principles are used in making this decision:

- retained DPS in the DPS Plan for Executive Directors who are involved in the management of a particular fund (e.g. the Chief Executive Officer of a fund), will be 100 per cent notionally invested in that particular fund
- retained DPS in the DPS Plan for Executive Directors who are involved more generally in the management of one of Macquarie's funds businesses, including certain Operating Group Heads, will be notionally invested in a portfolio of funds managed by that particular business
- retained DPS in the DPS Plan for other Executive Committee members will be notionally invested in a general portfolio of Macquarie-managed fund equity
- retained DPS in the DPS Plan for Executive Directors who provide other services to particular funds (e.g. advisory services), will be notionally invested in a portfolio of funds that are managed by that particular business
- retained DPS in the DPS Plan for all other Executive Directors will be notionally invested in a general portfolio of Macquarie-managed fund equity.

Notional returns on these amounts may be paid annually to Executive Directors, and these amounts are required to be disclosed as remuneration for Key Management Personnel. The notional returns are calculated based on total shareholder return. If the notional investment of retained DPS results in a notional loss, this loss will be offset against any future notional income until the loss is completely offset.

MEREP

Retained profit share invested in Macquarie shares is held under the new equity plan, the MEREP. The MEREP has been established with a flexible plan structure that offers different types of equity grants depending on the jurisdiction in which the participating employees are based. In most cases, the equity grants are in the form of units comprising a beneficial interest in a Macquarie share held in a trust for the staff member (Restricted Share Units or RSUs). A RSU comprises a beneficial interest in a Macquarie share held on behalf of a MEREP participant by the Trustee. The participant is entitled to receive dividends on the share and direct the Trustee how to exercise voting rights in the share. The participant also has the right to request the release of the share from the Trust, subject to the vesting and forfeiture provisions of the MEREP. RSUs are the primary form of award under the MEREP. Where legal or tax rules make the grant of RSUs impractical, due to different tax rules for employee equity and different securities laws, equity grants will be in the form of:

- shares held by the staff member subject to restrictions (Restricted Shares). A Restricted Share comprises a Macquarie share transferred from the MEREP Trust and held by a MEREP participant subject to restrictions on disposal, vesting and forfeiture rules. The participant is entitled to receive dividends on those Restricted Shares and to vote those Restricted Shares; or
- the right to receive Macquarie shares in the future (Deferred Share Units or DSUs). A DSU comprises the right to receive on exercise of the DSU either a share held in the Trust or a newly issued share (as determined by Macquarie in its absolute discretion) for no cash payment, subject to the vesting and forfeiture provisions of the MEREP. A MEREP participant holding a DSU has no right or interest in any share until the DSU is exercised. Macquarie may issue shares to the Trustee or procure the Trustee to acquire shares on-market for potential future allocations to holders of DSUs. Generally DSUs provide for cash payments or additional DSUs in lieu of dividends paid on Macquarie shares before the DSU is exercised. Further, the number of shares underlying a DSU will be adjusted upon any bonus issue or other capital reconstruction of Macquarie in accordance with the ASX Listing Rules, so that the holder of a DSU does not receive a benefit that holders generally of Macquarie shares do not receive. These provisions are intended to provide the holders of DSUs, as far as possible, with the same benefits and risks as will be provided to holders of Restricted Shares or RSUs. However, holders of DSUs have no voting rights as to any underlying Macquarie share.

Directors' Report — Remuneration Report
for the financial year ended 31 March 2010 continued

These different types of equity grants enable Macquarie through the MEREP to offer substantially similar economic benefits to staff across multiple jurisdictions.

The Board or the BRC has the discretion to review the percentage allocated to the Post-2009 DPS Plan and the MEREP on an annual basis to reflect an individual Executive Director's responsibilities and to strengthen shareholder alignment for Macquarie and the Macquarie-managed funds.

In limited circumstances, and only with the approval of the BRC, the allocation of retained profit share may be in other than the Post-2009 DPS Plan or the MEREP. An example might include investment in funds or products of a specific business group where there is a view to directly align the interests of employees with those of their clients.

2.3.4 Income on invested retained profit share

Notional returns on retained profit share invested in the Post-2009 DPS Plan may be paid annually to Executive Directors. The notional returns are calculated based on total shareholder return. If the notional investment of retained profit share results in a notional loss, this loss will be offset against any future notional income until the loss is completely offset.

Employees with retained profit share invested in the MEREP will be entitled to either receive dividends or cash payments or additional equity in lieu of dividends paid on Macquarie shares.

2.3.5 Release of retained profit share – normal vesting

The vesting period is established for each retained profit share allocation by the BRC, according to the prevailing market conditions and having regard to regulatory and remuneration trends at the time of allocation (refer to section 2.3.2 above for further commentary). The BRC has established the following release schedule for 2009 and 2010 retained profit share invested in the Post-2009 DPS Plan and the MEREP:

Role	2009 Performance Year	2010 Performance Year
Executive Committee Members (including Managing Director and Chief Executive Officer), Designated Executive Directors	one-fifth in each of years 3-7	one-fifth in each of years 3-7
Other Executive Directors	one-fifth in each of years 3-7	one-third in each of years 3-5
Staff other than Executive Directors	one-third in each of years 2-4	one-third in each of years 2-4

For each year's allocation, once the vesting period has been determined it will remain fixed for that allocation. Retained profit share is released when it vests.

2.3.6 Early vesting and release of retained profit share

The Board, the BRC or the Executive Committee under delegation from the BRC has the discretion to accelerate the vesting of retained profit share and/or reduce the retention period, including where an Executive Director's employment ends on the grounds of genuine retirement or redundancy (subject to the disqualifying events provisions).

In considering whether the discretion should be exercised in a particular case of genuine retirement, factors including, but not limited to, the following matters, events or circumstances may be taken into account:

- whether the Executive Director demonstrates that he/she is genuinely retiring from the industries within which Macquarie operates and competes
- whether the Executive Director is likely to work at any time in the future within the industries within which Macquarie operates and competes
- whether the Executive Director is likely to work full-time in any capacity, including directorships or consultancy
- whether the Executive Director has facilitated an appropriate succession strategy
- the Executive Director's length of service with Macquarie reflecting a sustained contribution and commitment to Macquarie, with an expectation of at least 10 years of service as an Executive Director.

If an Executive Director dies or becomes wholly and permanently unable to work while employed by Macquarie, 100 per cent of their retained profit share will vest and (subject to the disqualifying event provisions) be released to the Executive Director or, in the case of death or incapacity, to the Executive Director's legal personal representative.

In certain other limited exceptional circumstances, the discretion may be exercised to accelerate the vesting of retained profit share and reduce the retention period on the grounds of business efficacy. If the discretion is exercised, all relevant factors will be considered on a case by case basis and will include consideration as to whether exercise of the discretion is in the best interests of Macquarie.

In all cases where the discretion is exercised, the Board, the BRC or the Executive Committee under delegation from the BRC may impose such other conditions as it considers appropriate.

Under the new remuneration arrangements, discretion has been exercised in relation to two Executive Directors who transferred employment in connection with the sale of businesses.

2.3.7 Disqualifying events - clawback

An Executive Director will not be entitled to receive any of their unvested Transitioned Amounts or retained profit share from 2009 and future years if the Board, the BRC or the Executive Committee under delegation from the BRC determines, in its absolute discretion, that the Executive Director has during the period of employment with Macquarie or since leaving:

(a) committed an act of dishonesty (including but not limited to misappropriation of funds and deliberate concealment of a transaction)

(b) committed a significant and wilful breach of duty that causes material damage to Macquarie

(c) joined a competitor of Macquarie Group

(d) taken staff to a competitor or been instrumental in causing staff to go to a competitor or

(e) otherwise acted, or failed to act, in a way that damages Macquarie, including but not limited to situations, where the action or inaction leads to a material financial restatement, a significant financial loss or any significant reputational harm to Macquarie or its businesses.

If an Executive Director leaves Macquarie and the discretion to release unvested retained amounts is exercised as described in section 2.3.6, the release will occur over the period from six months to two years after the Executive Director leaves. Different disqualifying event provisions will apply at the six month, one year and two year timeframes as follows:

- **retained profit share from all but the last two years** – released on the expiry of six months following the end of employment (the 'First Period') provided the Executive Committee has determined that none of the disqualifying events (a), (b), (c), (d) and (e) set out above occurred during the First Period.
- **retained profit share from the second year prior to the end of employment** - released on the expiry of a further six months following the end of the First Period (the 'Second Period') provided the Executive Committee has determined that no disqualifying event occurred during the First Period and disqualifying events (a), (b), (d) and (e) set out above have not occurred during the Second Period.
- **retained profit share from the year prior to the end of employment** - released on the expiry of a further 12 months following the end of the Second Period (the 'Third Period') provided the Executive Committee has determined that no disqualifying event occurred during the First Period, disqualifying events (a), (b), (d) and (e) set out above have not occurred during the Second Period and disqualifying events (a), (b) and (e) set out above have not occurred during the Third Period.

A similar effect is achieved whilst the Executive Director is employed by Macquarie. Where it becomes apparent that an existing Executive Director has acted in a way that damages Macquarie, including but not limited to acts that led to a material financial restatement, a significant financial loss or any significant reputational harm to Macquarie or its businesses, then in practice, this may cause termination of employment such that the same forfeiture provisions would apply. In other situations where the Executive Director remains employed, then in practice, a similar economic effect can be achieved by reducing or eliminating discretionary current and future profit share allocations.

2.3.8 Tax events

As described in the explanatory information provided ahead of shareholders approving the MEREP and certain benefits under the MEREP, the rules of the MEREP give the Board or its delegate the discretion to change the terms of the MEREP awards, including the vesting date, to avoid situations of undue hardship or to maintain business efficacy. The Board, the BRC or the Executive Committee under delegation from the BRC, may exercise this discretion where an employee has a tax liability on termination of employment in respect of any unvested equity award which is subject to continued vesting conditions and other restrictions beyond cessation of employment (for example, the two year clawback period described in section 2.3.7). This would enable the early release of some Macquarie shares from the MEREP, in cases where an employee terminates employment and this triggers a tax liability in respect of the MEREP awards at a time when the employee has not received the underlying shares

Directors' Report — Remuneration Report for the financial year ended 31 March 2010 continued

and may not receive the full number of shares on which they will be taxed for a considerable time. The number of shares released would be limited to the number with an aggregate value equal to the tax liability (see below). The employee would be required to contractually agree to repay an amount equal to the value of the shares released in the event that the BRC deem a disqualifying event has occurred. Approval for early release of Macquarie shares under these circumstances for Executive Committee members will reside with the BRC.

Process for determination of early release of tax liability

Where an employee terminates employment the Taxation Division will determine whether a tax liability arises in respect of retained MEREP awards and calculate an estimate of the tax liability[1]. Executive Committee and/or the BRC will, on a best endeavours basis, consider, amongst other things, the possibility of the operation of the forfeiture rules in respect of the individual. For example, if there is a high risk of forfeiture, early release would not be made.

If a decision to allow early release is made, Macquarie will then instruct the Trustee to release sufficient shares to the employee to fund the estimated tax liability. Subject to the Staff Dealing Policy, the employee is then able to sell these shares and use the cash to fund the tax liability. The remaining MEREP awards will be held within the MEREP until the post-termination retention period ends.

2.3.9 *Minimum shareholding requirement for Executive Directors*

The retention arrangements also impose on Executive Directors a requirement to hold Macquarie ordinary shares equivalent to the aggregate of five per cent (being the deemed after-tax equivalent of 10 per cent) of their annual gross DPS allocation for the past five years (for the wider Executive Director population) or 10 years (for Executive Committee members). These shares cannot be hedged.

This requirement remains but is satisfied through the new equity retention arrangements.

2.3.10 *Other equity arrangements - Staff share plans encourage broader staff equity participation*

In addition to the arrangements already outlined, Macquarie has a number of employee share plans that encourage share ownership by employees under the plans.

Staff share acquisition plan

Prior to 1 January 2010, under the Macquarie Group Staff Share Acquisition Plan (MGSSAP), eligible employees in Australia were given the opportunity to nominate an amount of their pre-tax available profit share to acquire Macquarie ordinary shares. The MGSSAP was adopted by Macquarie at the time of the corporate restructure in November 2007 and substantially replicates the terms of the Macquarie Bank Staff Share Acquisition Plan (MBSSAP) which was approved by Macquarie Bank Limited shareholders in 1999. The MGSSAP was modified in 2008 to include the ability to issue new shares as an alternative to acquiring existing shares on-market, at the option of Macquarie.

As a result of changes to the taxation rules for shares acquired under the MGSSAP, new offers will not be made from 1 January 2010.

Employee share plan

The Macquarie Group Employee Share Plan (ESP) substantially replicates the terms of the Macquarie Bank Employee Share Plan which was approved by Macquarie Bank Limited's shareholders in 1997. Eligible employees in Australia are offered up to $1,000 worth of Macquarie ordinary shares funded from pre-tax available profit share.

Shares issued under the ESP cannot be sold until the earlier of three years after issue or the time when the participant is no longer employed by Macquarie or a subsidiary of Macquarie. In all other respects, shares issued rank equally with all other fully paid ordinary shares then on issue.

The number of shares each participant receives is $1,000 divided by the weighted average price at which Macquarie Group Limited's shares are traded on the ASX on the seven days up to and including the date of allotment, rounded down to the nearest whole share.

In 2010, 1634 eligible Australian employees elected to participate in the ESP (2009: 1422).

[1] Estimate based on number of retained MEREP Awards, Macquarie share price and top marginal tax rate.

2.4 **Options, while discontinued, remain outstanding**

Options were previously granted to approximately the most senior 20 per cent of staff based on performance and promotion. As previously noted, Macquarie has ceased offering options.

This section explains the options arrangements that were in place for previous option grants, some of which are currently unvested. These arrangements are not in place going forward, but provide some background to assist in understanding the relevant option disclosures in Appendix 2 and Appendix 3. Final tranches will be due to vest in October 2013.

2.4.1 *General terms of option arrangements*

The Plan

Plan	Macquarie Group Employee Share Option Plan (MGESOP)
History	Macquarie has had an employee option plan in place since 1995, with only minor amendments to the Plan rules being made over that time. The MGESOP was established by Macquarie Group Limited with substantially the same terms as the predecessor plan, the Macquarie Bank Employee Share Option Plan, administered by Macquarie Bank Limited
Eligible staff	Associate Director, Division Director and Executive Director

Key option terms

Options over	Fully paid unissued ordinary shares in Macquarie Group Limited
Term of options	Five years
Consideration	Nil
Exercise price	Set at the prevailing market price: the exercise price will generally be the weighted average price of shares traded on ASX during one week up to and including the date of grant of the options (adjusted for cum-dividend trading and excluding certain special trades)
Vesting schedule	Options vest in three tranches after two, three and four years, giving an average vesting period of three years. However, vested options can only be exercised by Executive Directors if the relevant performance condition is also satisfied
Hedging	Executive Directors are not permitted to hedge unvested options. Executive Directors are permitted to hedge options which have previously vested because the minimum service period and relevant performance hurdles, as described in this section, have been satisfied

2.4.2 *Performance hurdles for Executive Committee options*

Description of performance hurdles for Executive Committee options

Applicability	Performance conditions are imposed as summarised below on options granted to Executive Directors
Description of performance hurdle	The performance hurdle requires that Macquarie's three year average ROE exceeds the three year average ROE of a reference group of companies at a certain percentile level. This hurdle operates in addition to both the vesting rules and the embedded share price hurdle
Basis of hurdle	Macquarie's three year average ROE versus companies in a Reference Index
Reference index	S&P/ASX 100 Index (note that the S&P/ASX 300 Industrials was used for options granted prior to June 2006)
Performance level required to meet hurdle	For Executive Committee members, above the 65th percentile was chosen as it was considered a challenging medium to long-term target, noting that if the hurdle is not met, none of the relevant options can be exercised
Application of retesting	No retesting for option grants has applied since June 2006. The performance hurdle is tested once only (at time of vesting). Prior to June 2006, the performance hurdle was retested on a quarterly basis until expiry
Calculation methodology	In assessing whether Macquarie's performance is above these hurdles, Macquarie obtains data from external sources and, where required, supplements this with data published by the individual companies. The percentile ranking of Macquarie, based on the three year average annual ROE against all companies in the applicable reference index, is then determined quarterly. This method of assessment was selected because the data is readily available and easily computed

Directors' Report – Remuneration Report
for the financial year ended 31 March 2010 continued

2.5 Performance share units (PSUs) have been substituted for options for Executive Committee members only

One aspect of the remuneration changes approved by shareholders at the December 2009 General Meeting was the suspension of option grants, and their replacement with PSUs, which are DSUs or RSUs with performance hurdles attached, for Executive Committee members only. This was done for the following reasons:

- tax legislation requires taxation of options at the vesting date and not at the date of exercise, with no opportunity for any refund of income taxes paid in the event the options subsequently lapse due to non-exercise, rather a capital loss only is available. This acts as an incentive for exercise on vesting, limiting their use as a mechanism for long-term alignment
- options reward staff when there is an upside but there is not the same consequence on the downside. PSUs provide alignment across market cycles.

For 2009 and 2010, the PSUs granted to the Executive Committee, including the Managing Director and Chief Executive Officer, are structured as DSUs with performance hurdles. Where PSUs are structured as DSUs, holders will have no right to dividend equivalent payments before the PSUs vest. In all other respects, holders of these PSUs will have the same rights as holders of DSUs.

Unlike options, there is no exercise price for PSUs.

2.5.1 Determination and allocation of the PSUs

The Board approves the number of PSUs to be allocated to each Executive Committee member each year as part of the annual remuneration review process. This determination has regard to overall performance of Macquarie, the extent to which the Executive Committee members have fulfilled their roles, and the long term value delivered to shareholders. The allocation to individual executives is broadly in the same manner as annual profit share allocations i.e. it is performance-based.

2.5.2 Vesting Schedule

The PSUs vest in three equal tranches after two, three and four years from the deemed vesting commencement date (typically 1 July in the year of grant), giving an average vesting period of three years. As a general rule, unvested PSUs will lapse on termination. However, the Board or the BRC has the authority to accelerate the vesting of PSUs. The Board or the BRC may consider exercising this authority where, for example, a staff member dies, is totally and permanently disabled, gives notice of their intention to enter into genuine retirement or a staff member's employment ends on the grounds of redundancy, illness or in other limited exceptional circumstances, such as hardship or where business efficacy justifies exercising the discretion.

2.5.3 Performance hurdles for Executive Committee PSUs

PSUs issued under the MEREP will only be released or become exercisable upon the achievement of certain performance hurdles. Two performance hurdles have been determined and each will apply individually to 50 per cent of the total number of PSUs awarded.

The BRC will periodically review the performance hurdles, including the reference group, and has the discretion to change the performance hurdles in line with regulatory and remuneration trends.

Description of performance hurdles:

Hurdle 1 – 50 per cent of the PSUs, based solely on the relative average annual ROE over the vesting period compared to a reference group of domestic and international financial institutions. Vesting is on a sliding scale with 50 per cent vesting above the 50th percentile and 100 per cent vesting at the 75th percentile. For example, if ROE achievement is at the 60th percentile, 70 per cent of the award would vest.

The reference group comprises significant Australian financial companies within the ASX100 as well as Macquarie's major international investment banking peers with whom Macquarie competes and frequently compares its performance. The reference group for the 2009 and 2010 PSU allocations is comprised of ANZ Group, Commonwealth Bank, National Australia Bank, Westpac, Suncorp, Bank of America, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan, Morgan Stanley and UBS.

Hurdle 2 – 50 per cent of the PSUs, based solely on compound average annual growth rate (CAGR) in EPS over the vesting period. Awards will vest on a sliding scale with 50 per cent vesting at EPS CAGR of 9 per cent and 100 per cent vesting at EPS CAGR of 13 per cent. For example, if EPS CAGR was 11 per cent, 75 per cent of the award would vest.

Under both performance hurdles, the objective will be examined once only, effectively at the calendar quarter end immediately before vesting. If the condition is not met when examined, the PSUs due to vest expire.

Rationale for selection of performance hurdles:

- ROE and EPS are considered appropriate measures of performance as they are considered to be drivers of longer term shareholder returns and are broadly similar to the performance measures Macquarie uses for determining annual profit share
- the addition of an EPS objective provides closer alignment with the interests of shareholders as it is a measure with which they are directly concerned. In addition, such a measure is particularly appropriate for the Executive Committee who are at a level within Macquarie where they can affect its achievement without being highly impacted by factors, including market sentiment, over which other executives have reduced control; ROE and EPS can be substantiated using information that is disclosed in audited financial statements, providing confidence in the integrity of the remuneration system from the perspective of both shareholders and staff
- the use of a sliding vesting scale diversifies the risk of not achieving the hurdle for executives, provides rewards proportional to performance for shareholders and replaces the all-or-nothing test which some have argued could, in the current climate, promote excessive risk taking. Sliding vesting scales are also more widely used and supported by governance agencies
- use of a reference group of significant Australian financial companies and international peers provides a more appropriate reference group than the previous use of the S&P/ASX 100 Index which includes only domestic companies and a small proportion of financial services institutions. This also recognises that, following the significant changes in global financial markets, regulated financial institutions will likely face increased regulatory requirements, which other companies will not. The inclusion of international peers recognises the extent of Macquarie's internationalisation. At 31 March 2010, over half of Macquarie's income and approximately half of Macquarie's staff were offshore. Also, international ownership of Macquarie's shares remains significant with non-Australian ownership averaging approximately 33 per cent over the five years to 31 March 2010
- the approach is consistent with that advocated by APRA in not using TSR as a measure.

Performance level required to meet hurdles:

- being two, three or four year average measures aligned with the vesting period, Macquarie's performance hurdles reward sustained strong performance and are relatively well insulated from short-term fluctuations
- the ROE hurdle has vesting only commencing if the mid-point of peers' performance has been exceeded and 100 per cent vesting is only achieved if the 75th percentile has been reached
- the use of an absolute EPS hurdle requires Macquarie to deliver increased business results before awards are vested, lessening the chance that awards could vest when results are negative as with the use of a relative measure
- the chosen EPS CAGR hurdle is considered appropriate having regard to a range of factors including historical average market EPS CAGR figures. The table below shows the five year historical mean and 75th percentile EPS CAGRs for some relevant market sectors. The figures include reported 2009 annual results, which have been affected by the global economic downturn.

5 year EPS CAGR (per cent per annum)[1]

	S&P/ASX 100 ex Resources	S&P/ASX Banks	S&P/ASX Financials ex Property Trusts	MSCI Financials
Mean	10.4	5.7	8.7	5.7
75th percentile	17.5	11.1	11.1	13.2

Macquarie's EPS CAGR over the same five year period was (2.8) per cent per annum and since listing in 1996 has been 12.6 per cent per annum.

Further, many of Macquarie's international peers do not have performance hurdles on their equity plans.

[1] Data provided by Macquarie Research Equities as at 31 March 2010. MSCI refers to the MSCI All Countries World Index.

Directors' Report — Remuneration Report for the financial year ended 31 March 2010 continued

2.6 No special contractual termination payments are made

The following table summarises key features of the employment contracts for Executive Committee members including the Managing Director and Chief Executive Officer:

Length of contract	Permanent open ended
Remuneration review period	1 April to 31 March annually
Directors' profit share participation	All Executive Directors are eligible to be considered for a DPS allocation, referred to in section 2.3.2, which ensures that a large part of their remuneration is 'at risk'. The DPS terms are set out in the Macquarie Group Executive Directors' Remuneration Booklet (also known as the Grey Book). A departing Executive Director's retained DPS will only be released early on a discretionary basis in the case of genuine retirement, redundancy and certain other limited exceptional circumstances and will be subject to forfeiture provisions. Upon retirement from Macquarie, Executive Directors may be entitled to the vested retained DPS held under the Pre-2009 DPS Plan scheme provided that it is determined that no disqualifying events have occurred
Option participation	Executive Directors are no longer eligible for options (five year options over ordinary unissued Macquarie ordinary shares). Subject to discretions able to be exercised by the Board or its delegates, on termination from Macquarie, all Executive Directors continue to remain entitled to retain options which are vested at the termination date
PSU participation	Executive Committee are eligible to receive PSUs which are DSUs with performance hurdles and are a replacement for new options grants
Termination of employment	Termination of employment by Macquarie or the Executive Director requires four weeks notice.[1] Depending on the jurisdiction, Executive Directors may also receive a payment in lieu of any accrued but untaken leave and entitlements. Aside from notice (for which a payment or part payment may be made in lieu of being required to work the notice subject to legislative restrictions on termination benefits), no other solely contractual termination entitlements exist

[1] Subject to compliance with local regulatory and legal requirements. In Australia, Executive Directors given notice by Macquarie may receive an additional weeks notice where they are over 45 years of age and have more than two years' continuous service.

Subject to variations arising from local employment, transmission of business and other laws in the jurisdictions in which Macquarie operates, these contractual arrangements generally apply to all staff at Executive Director level.

Executive Directors who chose to keep some or all pre-2009 profit share in the Pre-2009 DPS Plan as per the transitional arrangements detailed in section 2.3.1 and leave Macquarie are eligible to receive the vested portion (subject to there being no disqualifying events in the period of up to six months following the departure) under the Pre-2009 DPS Plan. Executive Directors who leave Macquarie may also retain any vested but unexercised options (which will lapse if they are not exercised in the six months following departure).

3 Remuneration arrangements are delivering results, although comparisons are difficult because of the changes

3.1 Comparisons with peers are difficult

As a result of the changes in the investment banking landscape noted in section 1, Macquarie reconsidered its peer group in light of the absence of Babcock & Brown, Bear Stearns and Lehman Brothers. Peer comparisons have always been complicated by the distinct nature of Macquarie's businesses. Where possible, the same global investment banking peer group as last year has been consistently used throughout the Remuneration Report. i.e. Goldman Sachs, Credit Suisse, Deutsche Bank, JP Morgan Chase, Merrill Lynch (now a subsidiary of Bank of America), Morgan Stanley, and UBS. Lazard, Jefferies, and Barclays will also be used this year where there is available data. As with Macquarie's other peers, these firms have a different business mix to Macquarie. However, the BRC considered them to be appropriate peers on the basis that they operate in the same markets and compete for the same people as Macquarie.

This year, comparisons are even more difficult for the following reasons:

- the peer group has changed this year
- some of the peers were or are recipients of TARP funds, which have impacted their remuneration arrangements
- some peers are or have become parts of larger organisations, often with large retail operations which can distort comparisons
- remuneration delivered as deferred equity is amortised over the vesting period of the equity. Different deferral levels and different vesting periods therefore result in different accounting results, even if the underlying quantum of remuneration is the same
- the level and detail of disclosure differs amongst peers. Segment data is particularly relevant where the investment banking segment is part of a larger organisation
- the compensation to income ratio (compensation ratio) is a non-GAAP measure, allowing peers to adopt different definitions of 'income' used in the calculation of the ratio. For example, some peers report the compensation ratio using 'net revenue' on a 'pre-impairment' basis, whereas others include impairments in net revenue, as does Macquarie.

3.2 Historical comparisons with Macquarie are difficult

In addition to the difficulty in comparing Macquarie with its peers, comparison with prior years' historical data is also difficult for the following reasons:

- Changes in the composition of remuneration, and therefore changes in accounting treatment. Under the old remuneration arrangements, the whole of the profit share pool, including amounts held subject to restrictions, for each financial year was charged against earnings in that year. Under the revised arrangements, accounting standards dictate that retained profit share delivered as Macquarie equity is recognised as a share based payment, expensed over the vesting period, which is up to seven years for the most senior group. This year also reflects the accounting adjustments required to transition to the new arrangements including the treatment of 2009 retention delivered as equity. These adjustments are explained in Appendix 2
- The proportion of fixed remuneration versus variable remuneration differs year on year. For FY2010, the proportion of fixed remuneration is significantly higher than variable remuneration. This is firstly because the cost of equity capital has not been met and therefore no amount of the excess profits over the cost of equity capital has accrued to the profit share pool and secondly, because fixed compensation is higher this year than 2009, when one-off items such as redundancies are excluded, because staff numbers are greater
- Headcount grew from 12,716 to 14,657 over the 12 months to 31 March 2010. With a view to delivering shareholder value over the medium term, and as part of Macquarie's continual organic growth, a number of businesses have selectively hired senior staff. Some of these hires occurred towards the end of the FY2009, but the trend has continued during the current financial year on a much larger scale. For FY2010, approximately 200 new senior executives (Associate Director level or above) were hired specifically for the purpose of developing these organic growth initiatives. In addition to this, Macquarie has acquired a number of businesses and associated teams outside of Australia, largely in higher cost jurisdictions, to strengthen Macquarie's product offering and global presence. In the 12 months to 31 March 2010, Macquarie's staff numbers have increased by a net of approximately 1400 as a result of seven acquisitions. The hiring of these staff is an investment for the future as the benefit of their activities is yet to be fully realised in income

Directors' Report – Remuneration Report
for the financial year ended 31 March 2010 continued

- The denominator in the compensation ratio is net operating income as reported, which includes impairments. Prior to 2008, impairments were not significant. However, since then, the level of impairments has increased, resulting in a lower level of reported net operating income
- In both 2009 and 2010, the Non-Executive Directors of the Board have exercised their discretion to change the quantum of the profit share pool to reflect internal or external factors where they have considered it to be in the interests of Macquarie and shareholders to do so. In doing this, the Board considered shareholders' interests, the employment environment and staff retention requirements. It is critical that Macquarie has the flexibility to remain competitive in the global markets in which it operates while having due regard to shareholder interests over the short and medium term
- Compensation expense includes notional earnings on prior year restricted profit share allocations which are held under the Pre and Post-2009 DPS Plans. These notional earnings or losses reflect the investment performance of the assets in which the prior year retained DPS amounts have been invested. Their inclusion in the compensation expense, particularly for Key Management Personnel disclosed in the Remuneration Disclosure in Appendix 2 may therefore cause distortions when year-on-year remuneration trends are examined. For FY2009, compensation for Key Management Personnel included a net notional loss of $25.3 million, whereas FY2010 includes a gain of $2.2 million
- Even though Macquarie has ceased offering options in 2009, the accounting expense in regards to previously granted options continues to be recognised evenly over the vesting period. For FY2010, Macquarie recorded an options expense of $109 million. The majority of these options are currently out-of-the-money.

3.3 With these caveats, the relationship between Macquarie's remuneration and its performance is strong relative to peers

The overarching goal of the remuneration framework is to drive superior shareholder returns over the long term. Macquarie's remuneration approach and its consistency over time have contributed to maximising growth in earnings and return on equity. This has led to strong shareholder returns, although these have been impacted in recent times by the global financial crisis.

As economic conditions have begun to trend back to normal, Macquarie's financial results have also begun to recover, although ROE remains at historically low levels. This is shown in the following table:

Performance over past five years 2005-2010

		2005	2006	2007	2008	2009	2010	5 year Growth
Earnings								
NPAT attributable to ordinary equityholders	$ millions	812	916	1,463	1,803	871	**1,050**	29%
Basic EPS	cents per share	369.6	400.3	591.6	670.6	309.6	**320.2**	(13.4)%
ROE								
Return on average ordinary shareholders' funds (p.a.)	%	29.8	26.0	28.1	23.7	9.9	**10.0**	
Total shareholder returns (TSR)								
Dividend – Interim and Final	cents per share	161	215	315	345	185	**186**	
Dividend – Special	cents per share	40	–	–	–	–		
Share price at 31 March	$	48.03	64.68	82.75	52.82	27.05	**47.25**	(1.6)%
Annual TSR[1]	%	39.0	40.2	32.6	(33.6)	(44.1)	**79.6**	
Five-Year TSR								23.8%
10 year TSR								171.5%

[1] Throughout this Report, TSR represents the accumulated share price return when all cash dividends are reinvested at the ex-dividend date.

Long-term NPAT has grown relative to peers

One of the measures used to compare relative performance is long-term profit performance. Macquarie's analysis shows long-term profit performance is equal to or better than its international peers.

Peers relative 10 year Growth in NPAT: 2000 - 2010

	Compound 10 year Annual Growth Rate %
Macquarie	17
Peer	6
Peer	5
Peer	7
Peer	17
Peer	16
Peer	5
Peer	N/M[1]
Peer	6
Peer	(12)
Peer	N/M[1]

[1] The N/M references above refer to where peers have recorded a loss for the current year and the compound 10 year annual growth rate cannot be calculated, or where they have not continuously reported over 10 years.

Peers are disclosed under the next chart.

NPAT 10 year compound annual growth rate Macquarie versus international investment banking peers

%


35
30
25
20
15
10
5
0
-5
-10
-15
Macquarie
International investment banking peers

Peers comprise Barclays, Credit Suisse, Deutsche Bank, Goldman Sachs, Jefferies, JP Morgan Chase, Lazard, Merrill Lynch (Bank of America subsidiary), Morgan Stanley and UBS. The compound 10 year annual growth rate cannot be calculated where the peer has recorded a loss either in the current year or 10 years ago, or have not continuously reported results over 10 years, i.e. Lazard and UBS. Where profits on the disposal of discontinued operations represents a significant proportion of NPAT, this has been excluded.

ROE is historically low, reflecting conservative liquidity management leading up to and following the global financial crisis

Whilst ROE is at a historically low level, it has held up well compared to most peers. Macquarie's 10 year average ROE is higher than all of its peers, reflecting that it has been generally less volatile than peers over the same period. More specifically, Macquarie has maintained a conservative balance sheet during the financial crisis, even though this has had adverse remuneration consequences.

Directors' Report – Remuneration Report for the financial year ended 31 March 2010 continued

Peer ROE over 10 years 2000-2010[1]
Macquarie versus international investment banking peers

	ROE			
	1 year average %	3 year average %	5 year average %	10 year average %
Macquarie	10.0	14.5	19.5	21.4
Average of Peers	4.9	1.5	10.6	12.0
Peer	22.4	19.2	20.6	19.6
Peer	19.3	5.1	11.3	7.9
Peer	14.8	7.3	10.7	11.0
Peer	21.8	19.3	22.4	19.4
Peer	12.6	(2.1)	4.3	8.2
Peer	6.4	7.7	8.8	8.8
Peer	(43.0)	(20.5)		
Peer	(2.6)	4.1	10.6	14.9
Peer	(7.4)	(27.0)	(3.8)	6.2

[1] Average of most recent 10 years, except in cases where 10 years of continuous data is not available for a peer, in which case the longest time period for which continuous data is available for that peer has been used

Peers comprise Barclays, Credit Suisse, Deutsche Bank, Goldman Sachs, Jefferies, JP Morgan Chase, Lazard, Morgan Stanley and UBS. In previous years, Merrill Lynch has been used in this analysis but ROE data is no longer available for Merrill Lynch since it was acquired by Bank of America.

Source: Peer underlying data from Bloomberg.

10 year ROE
Macquarie versus international investment banking peers


Macquarie
%
40
30
20
10
0
-10
-20
-30
-60
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

Compensation expense to income ratio is in line with peers

One guideline used to evaluate overall remuneration levels is the organisation's compensation expense to income ratio (compensation ratio). The compensation ratio is widely used within the investment banking industry to broadly review comparative remuneration levels. **It is not, however, the basis on which Macquarie's profit share pool is created.**

Macquarie's compensation ratio is compared with that of a group of peers in the following chart. Information has been provided for the last three years. Macquarie's analysis shows that its overall compensation ratio is in line with its peers for FY2010. In FY2009, it was anticipated that Macquarie's compensation ratio would return to historic levels, given that 2009's lower ratio reflected the extraordinary market conditions at that time. When comparing Macquarie's current and historic compensation ratios, one must be mindful of the limitations and difficulties referred to in section 3.2.

While the compensation ratio effectively adjusts for differences in size between organisations, it is not an entirely satisfactory measure to use in assessing compensation levels because it does not take into account factors such as:

- differences in the way that remuneration is delivered (delivery vehicle, amount deferred, vesting timeframe), and therefore differences in the way that remuneration is accounted for
- differences in the business mix between comparator organisations
- performance differences between organisations, including such factors as capital usage and quality of earnings
- variations in accounting practices used by comparator organisations, including the treatment of impairments as noted in section 3.1
- the extent of outsourcing activities
- differences in appetite to risk and assumptions made in regards to risk.

The adoption of different definitions of 'income' by peers in the calculation of the compensation ratio restricts the comparability of peer compensation ratios. In order to show more comparable compensation ratios, impairments have been consistently netted against net revenue in the revised calculations for some peers.

Compensation ratio: 2008-2010[1]
2009/2010 ■ 2008/2009 2007/2008 ■


%
180
160
80
60
40
20
0
Macquarie
Major international investment banking peers

[1] Based on most recent statutory accounts/filings.
Compensation ratios have been excluded where reported net revenue was negative.

Peers comprise Barclays Capital, Credit Suisse (Investment Banking segment), Deutsche Bank, Goldman Sachs, Jefferies, JP Morgan Chase (Investment Banking segment), Lazard, Merrill Lynch, Morgan Stanley and UBS (Investment Banking segment).

Data has been calculated by Macquarie. The information is based only on publicly available information for the peer firms.

This compensation ratio analysis supports Macquarie's overall belief that its remuneration policies, including the approach to determining the profit share pool, operate in a manner that is related to profit (rather than revenue) and that they are sound.

Directors' Report — Remuneration Report
for the financial year ended 31 March 2010 continued

TSR compares favourably

Macquarie's shareholder returns over the long term have been positive and higher than international investment banking peers.

TSR since July 1996
Macquarie Group Limited, international investment banking peers, other top performing ASX 50 companies


%
1,600
1,400
1,200
1,000
800
600
400
200
0
Macquarie
International investment banking peers[1]
#1 #3 #4 #5 #6 #7 #8 #9 #10
Nine other best performing companies in the top 10 in the ASX
ASX 50

[1] International investment banking peers comprise Barclays, Credit Suisse, Deutsche Bank, JP Morgan Chase, Morgan Stanley and UBS. Peers which have been included in comparative analysis elsewhere in this Report but which have not been continuously listed since Macquarie Bank Limited's date of listing (29 July 1996) have been excluded from this chart, i.e. Goldman Sachs, Jefferies and Lazard. In previous years, Merrill Lynch has been used in this analysis but TSR data is no longer available for Merrill Lynch since it was acquired by Bank of America.

Macquarie's TSR since listing is higher than that of all but one other company that was in the ASX Top 50 at the time that MBL listed in July 1996, and is significantly higher than the TSRs of the international investment banking peers over the same period.

Similarly, Macquarie's shareholder returns continue to outperform the All Ordinaries Accumulation Index since listing.

Macquarie TSR versus the All Ordinaries Accumulation Index
29 July 1996 to 31 March 2010
Macquarie TSR — All Ordinaries Accumulation Index —


%
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Sep 1996
Mar 1997
Sep 1997
Mar 1998
Sep 1998
Mar 1999
Sep 1999
Mar 2000
Sep 2000
Mar 2001
Sep 2001
Mar 2002
Sep 2002
Mar 2003
Sep 2003
Mar 2004
Sep 2004
Mar 2005
Sep 2005
Mar 2006
Sep 2006
Mar 2007
Sep 2007
Mar 2008
Sep 2008
Mar 2009
Sep 2009
Mar 2010

Indexed to 100 on 29 July 1996. The "*All Ordinaries Accumulation Index*" line in the above chart is based on the S&P/ASX 500 Accumulation Index from 31 March 2000. Prior to this, it was based on the All Ordinaries Accumulation Index. Macquarie TSR calculations here and throughout this Report assume continuous listing. Hence, they are based on Macquarie Bank Limited (ASX code: MBL) data up to and including 2 November 2007, the last day of trading of Macquarie Bank Limited shares, and Macquarie Group Limited (ASX code: MQG) data from the commencement of trading Macquarie Group Limited shares on 5 November 2007 onwards.

Staff retention is satisfactory, although it has been under pressure in response to an increasingly competitive market

A key goal of Macquarie's remuneration arrangements is to attract, motivate and retain high quality people and ensure they are focused on generating shareholder value by remunerating them commensurate with their performance and Macquarie's overall performance. The Board's view is that currently, Macquarie is attracting and retaining the people it needs to meet its business goals. However, there is growing pressure on staff retention in response to an unprecedented competitive market as indicated by the increase in voluntary Director level turnover from six per cent in 2009, to approximately 10 per cent in 2010. This is still considered to be a satisfactory result in the current competitive market.

Macquarie continues to have a highly experienced senior management team. The average tenure of Macquarie's Executive Committee is over 19 years.

Tenure of Executive Committee members
Number of years at Macquarie


35
30
25
20
15
10
5
0
Richard Sheppard
Andrew Downe
Nicholas Moore
Shemara Wikramanayake
Michael Carapiet
Stephen Allen
Greg Ward
Peter Maher
Roy Laidlaw

This depth of experience continues outside of the Executive Committee. As at 31 March 2010, 27 per cent of Director level staff have at least 10 years' experience with Macquarie, and a further 27 per cent have between 5 and 10 years' experience[1] with Macquarie:

Directors' tenure as at 31 March 2010


Less than three years 29%
More than ten years 27%
Five years - ten years 27%
Three years - five years 17%

[1] This measure includes accumulated service at acquired companies, for example ING's Asian Equities business.

Compensation is in line with performance

Macquarie has to balance its goal of retaining and motivating people through remuneration against ensuring staff are paid commensurate with Macquarie's overall performance. This aligns staff and shareholder interests. The analysis below shows that while overall profits have declined over the last three years, staff compensation has also declined, albeit not to the same extent due to overall increase in fixed compensation, because of the increase in staff numbers, as discussed in section 3.2. Key Management Personnel remuneration, both including and excluding earnings on retained profit share amounts, have significantly declined over the same period, demonstrating that Macquarie's remuneration system is working.

Comparison of performance measures and executive remuneration measures: 2006 – 2010

Performance measures		2006	2007	2008	2009	**2010**	Increase / (Decrease) 2010 vs. 2006
NPAT	$m	916	1,463	1,803	871	**1,050**	15%
Basic EPS	cents per share	400.3	591.6	670.6	309.6	**320.2**	(20%)
Executive remuneration measures							
Total Compensation Expense	$m	2,286	3,472	3,878	2,247	**2,848**	25%
Remuneration – Executive Key Management Personnel	$m	137.2	207.1	124.7	11.4	**45.2**	(67%)
Remuneration excluding earnings on restricted profit share – Executive Key Management Personnel	$m	134.8	193.3	140.2	36.7	**43.0**	(68%)

Directors' Report – Remuneration Report
for the financial year ended 31 March 2010 continued

4 Strong governance has been exercised

Effective governance is central to Macquarie's remuneration strategy and approach. As noted in section 1, governance expectations have significantly increased. The Board considers that strategies are in place to provide even stronger governance of Macquarie's remuneration approach. The Board aims to ensure that Macquarie's remuneration system is sound in the following ways:

- strong Board and Board Remuneration Committee (BRC) oversight
- assessment of risk as part of the profit share allocation process
- independent remuneration review.

These key elements of Macquarie's approach are described below.

4.1 Strong Board oversight exists to ensure sound overall remuneration governance

The Board of Directors has oversight of Macquarie's remuneration arrangements. The Board has a BRC whose objective is to assist the Macquarie Board and the Board of Macquarie Bank Limited (Macquarie Bank), a key operating subsidiary, with Macquarie's remuneration policies and practices.

The BRC currently comprises four Non-Executive Directors, a majority of whom are Independent, including the BRC Chairman:

Helen Nugent	BRC Chairman	Independent Non-Executive Director
David Clarke[1]	BRC Member	Non-Executive Chairman
John Niland	BRC Member	Independent Non-Executive Director
Peter Warne	BRC Member	Independent Non-Executive Director
Kevin McCann[2]	BRC Member	Independent Non-Executive Acting Chairman

[1] Due to illness, Mr Clarke sought and was granted leave of absence from 27 November 2008 to 30 August 2009.

[2] Mr McCann was appointed Acting Chairman of Macquarie Group Limited and a BRC member on 27 November 2008 for the duration of Mr Clarke's absence and served in this capacity during that time.

The BRC members have the required experience and expertise in both human resources and risk to achieve effective governance of Macquarie's remuneration system. All members of the BRC are also members of the Board Risk Committee, with Mr Warne being the Acting Chairman of that committee in Mr Clarke's absence, and the Chairman since 27 August 2009. In addition, all members of the BRC have extensive experience in remuneration, either through their professional background or as members of the remuneration committees of other boards.

The BRC has a regular meeting cycle and held a significant number of additional meetings this year in order to address the various remuneration issues arising from the changing remuneration environment. The BRC met 20 times over the last financial year. Attendance at the meetings is set out in the Directors Report.

The Board pays serious, sustained attention to the design and the operation of remuneration practices for all of Macquarie, not just for the most senior executives.

The responsibilities of the BRC are set out in a formal charter which is available on Macquarie's website

The Charter was reviewed and amended during the year to reflect the requirements of APRA's Prudential Standard APS 510. The amendments included the specific inclusions of the following BRC responsibilities:

- ensuring that Macquarie's remuneration policies and practices support Macquarie's risk management framework
- liaising with the Board Risk Committee and the Board Audit and Compliance Committee to ensure there is effective coordination between the committees to assist in producing a properly integrated approach to remuneration that appropriately reflects risk
- reviewing and assessing the effectiveness of Macquarie's remuneration policy including compliance with regulatory requirements
- reviewing and making specific remuneration recommendations for persons whose activities may in the BRC's opinion affect the financial soundness of Macquarie. This is in addition to the existing specific remuneration recommendations in respect of Executive Voting Directors and Executive Committee members.

Board oversight of the approval framework for remuneration recommendations can be summarised as follows:

Subject to the appropriate management of conflict of interest issues, the Boards of Macquarie and Macquarie Bank, as appropriate, approve the following on the recommendation of the BRC:

- the remuneration policy for the whole of Macquarie (not just for the Executive Committee) including:
  - assessing the effectiveness of the remuneration policy and compliance with legal and regulatory requirements
  - material changes to the remuneration policy including remuneration structure, retention and termination policies for staff
  - material changes to the recruitment policies and procedures for Macquarie's senior management team (Executive Committee and other Operating Group Heads)
- all individual remuneration/profit share recommendations for members of the respective Executive Committees and other Executive Voting Directors (including the Managing Director), and other persons whose activities may, in the BRC's opinion affect the financial soundness of Macquarie
- all individual PSU grants to members of the respective Executive Committees, with the proviso that grants to Executive Voting Directors (including the Managing Director) must be approved by shareholders at the Annual General Meeting
- other remuneration recommendations relating to individuals or groups of individuals which are disclosed or are significant because of their sensitivity or precedent implications, or because they are covered by regulatory standards
- the continued application of the profit share methodology and any adjustments
- determination of the total PSU pool available for Executive Committee members
- recommendations relating to the remuneration framework for the Non-Executive Directors of Macquarie and Macquarie Bank
- appropriate levels of delegated responsibility from Macquarie's Board to management for remuneration related policy and practice decisions
- remuneration recommendations relating to Non-Executive Directors of Macquarie and Macquarie Bank.

The BRC approves the following matters on behalf of the Macquarie Board:

- changes to the remuneration, recruitment, retention and termination policies and procedures not requiring Macquarie Board approval
- material changes to superannuation/pension arrangements
- the percentage of Executive Directors' retained profit share allocated to Macquarie shares and Macquarie-managed fund equity
- the specific notional portfolio allocations of retained DPS amounts for individual Executive Directors.

The BRC approves the following matters on behalf of both the Macquarie Board and Macquarie Bank Board:

- all individual remuneration/profit share recommendations for Executive Directors, other than those required to be approved by the Non-Executive Directors of Macquarie and Macquarie Bank Boards as noted above
- remuneration recommendations made outside of policy relating to individuals or groups of individuals (unless required to be approved by the Board)
- all individual Director promotion equity grants to staff other than those designated above.

The BRC also has the authority to monitor the implementation of the executive remuneration policy, including an annual review of compliance with the Executive Director minimum shareholding requirements.

The Board has adopted internal guidelines on declaring and dealing with conflicts of interest. These are rigidly followed by the BRC.

This remuneration governance framework ensures that remuneration recommendations relating to staff at various levels of seniority must be approved at an appropriate level of authority.

The following diagram highlights the Board's involvement with critical remuneration decisions through the annual remuneration cycle.

Directors' Report – Remuneration Report for the financial year ended 31 March 2010 continued

Board oversight of remuneration decisions


Approvals
– Changes to profit share methodology reviewed by BRC and approved by the Board
– The Board approves:
– Total PSU pool available for Executive Committee members
– The continued application of the profit share methodology
– Adjustments to the profit share pool
– The BRC approves the calculation of the final profit share pool based on application of the methodology
– The Board approves:
– All individual profit share recommendations for Executive Committee, including the CEO, other persons whose activities may affect financial soundness of Macquarie¹
– All individual PSU grants to Executive Committee members
– All profit share recommendations for groups of individuals covered by regulatory standards
– The BRC approves:
– All individual profit share recommendations for Executive Directors other than those required by the Board as noted above
– All "high" profit share earners regardless of level
– All individual profit share recommendations for Macquarie Life individuals covered by regulatory standards
Confirm methodology
Create pools
Allocate pools
– Profit share methodology reviewed at least annually including the proportion of after-tax profit, the proportion of earnings in excess of the Group's cost of capital, the cost of equity capital and tax rate that are used to calculate the profit share pool
– Size of the profit share pool is determined annually by reference to the Group's after-tax profits and its earnings over and above the estimated cost of capital
– These are two key drivers of shareholder value
– PSU pool determined annually with reference to the profit share pool
– Primary basis for allocating the profit sharing to business areas is based on the business' relative contribution to profits taking into account capital usage
– Allocations to individuals are based on their performance
– Performance criteria vary depending on an individual's role but are linked where possible to outcomes that contribute to NPAT and ROE as well as risk and other factors

¹ On the proviso that equity grants to the Managing Director and Chief Executive Officer, being an Executive Voting Director, must be approved by shareholders at the AGM.

Directors' Report – Remuneration Report for the financial year ended 31 March 2010 continued

4.2 Risk is assessed as part of the profit share allocation process

The Board considers that the effective alignment of remuneration with prudent risk taking to be a fundamental criteria for any successful remuneration system.

The Board's approach to risk management is to make risk decisions at multiple levels.

The Board has always used both executive judgement and quantitative risk measures to determine the quantum of variable remuneration allocations. The quantitative measures are as follows:

- the profit share pool is determined by reference to both profit (not revenue) and earnings over and above the estimated cost of capital
- ROE is taken into account at a Macquarie-wide level and economic and prudential capital usage at a business group level for profit share pool allocation
- the performance hurdle for existing Executive Director options and Executive Committee PSUs to vest is linked to ROE, not TSR.

The Board acknowledges that quantitative risk measures have limitations and, therefore, overlays these measures with executive judgement. Just as judgement is required in managing Macquarie's risk profile, significant judgement is exercised when risk-adjusting profit share allocations. When assessing the performance of businesses and individuals, management and the BRC look at a range of factors, including risk management, governance and compliance, people leadership and upholding Macquarie's *Goals and Values*.

In addition to this, the Non-Executive Directors of the Board have discretion to change the quantum of the profit share pool to reflect internal or external factors if deemed in Macquarie's and shareholders' interests, and/or to defer the payment of profit share amounts to a subsequent year at a company-wide, business or individual level where it is in the interests of Macquarie and shareholders to do so.

To strengthen Macquarie's arrangements in this area, the CRO reports to the BRC on capital allocation in respect of risks assumed and its impact on the overall profit share pool, and the profit share allocated to individual Operating Groups.

The Board seeks to ensure that remuneration is sensitive to risk outcomes in the following three ways:

Remuneration outcomes must be consistent with risk outcomes

Profit share allocations are truly variable. The profit share component is variable upward and downward in response to good or poor performance. The fact that the profit share pool at a Macquarie-wide level is determined by reference to both profit and earnings over and above the estimated cost of capital ensures that there is no available profit share in the event of a loss at a Macquarie level other than via the Board's discretion.

Remuneration payout schedules must be sensitive to the time horizon of risks

Under the revised remuneration arrangements, the proportion of an Executive Director's profit share allocation that is deferred and subject to the time horizon of risk has increased from 20 per cent to 50 per cent for 2009, and to 40 per cent for 2010 and for Executive Committee members from 40 per cent to 50 per cent (55 per cent for the Managing Director and Chief Executive Officer).

A departing Executive Director's unvested retained profit share is only paid out in the case of genuine retirement, redundancy or in certain other limited exceptional circumstances, and is forfeited in stages if a 'disqualifying event' occurs within two years of leaving. For example, the payment of a departing Executive Director's retained profit share will be subject to forfeiture if it is found that the individual has acted in a way that damages Macquarie, including but not limited to action or inaction that leads to a material financial restatement, a significant financial loss or any significant reputational harm to Macquarie or its businesses.

Consistent with previous arrangements there are no "golden handshake" payments.

The mix of cash, equity and other forms of remuneration should be consistent with risk alignment

Macquarie adopts a tailored approach to ensure that the retention levels and equity-based remuneration is appropriate given the seniority of the individual and their ability to influence results.

4.3 An independent remuneration review has been undertaken

The BRC has access to Macquarie senior management and has retained independent consultants, Towers Watson for the use of the Board to obtain advice on the appropriateness of remuneration packages and other employment conditions as required.

The BRC, on behalf of the Non-Executive Directors of Macquarie, commissioned an independent review of Executive Director remuneration from a US office of Towers Watson. The review considered the overall approach to remuneration, the extent of alignment with shareholder interests and a comparison of individual remuneration for senior executives where relevant peer information was available. In addition, the BRC independently analysed global remuneration trends and data.

Towers Watson's findings were that:

- Macquarie has used essentially the same remuneration system since Macquarie's founding
- the objectives on which Macquarie's remuneration system are built are similar to those cited in other leading global investment banks, with the paramount goal to encourage management to drive shareholder returns over the short and longer term
- Macquarie's remuneration system:
  - has helped ensure that pay and performance are linked tightly
  - has several means to align executive reward and shareholder value creation
  - orients senior staff toward longer-term value creation rather than short-term benefits
- Macquarie's remuneration governance process is fairly similar to that in place at Macquarie's peer US investment banks
- Macquarie's remuneration components support its remuneration principles and are very much in line with practices at peer global investment banks, including that:
  - fixed remuneration is modest relative to total compensation, the bulk of which is delivered through variable means (annual and long-term incentives)
  - the annual profit share is based on profit and return on equity, which are recognised by most peers as necessary to drive share price
  - individual profit share awards to executives are highly differentiated by individual contribution and results
  - a significant portion of profit share is invested in both Macquarie equity and Macquarie-managed funds equity and withheld for several years
  - executives must maintain an equity stake in the company
  - equity-based compensation (in the form of Macquarie shares and Macquarie PSUs for Executive Committee) is used as a long-term incentive for executives
  - Macquarie imposes a long vesting period on the portion of profit share deferred
  - Macquarie's total remuneration as a percentage of revenue and as a percentage of earnings is centred near the median relative to investment banking peers
  - like other investment banks, Macquarie has a long holding period for senior executives.

An external review of Non-Executive Directors' remuneration was also commissioned in early 2010 from Guerdon Associates (refer section 5.2 for details).

Directors' Report – Remuneration Report for the financial year ended 31 March 2010 continued

5 Non-Executive Directors continue to be recognised for their role

Finally, Macquarie's remuneration approach ensures that the Non-Executive Directors are appropriately recognised. Reflecting this different focus, the remuneration arrangements applicable to Non-Executive Directors, as outlined in this section, are different from the arrangements applicable to executives.

5.1 Non-Executive Director remuneration policy

The overall objective of Macquarie's Non-Executive Director remuneration policy is to ensure that Non-Executive Directors are remunerated appropriately. This objective is achieved by:

- setting Board and Board Committee fees in line with market rates for relevant Australian financial organisations for the time commitment and responsibilities involved
- delivering these fees in a form that is not contingent on Macquarie's performance
- not providing termination or retirement benefits other than payments relating to their accrued superannuation contributions comprising part of their remuneration.

Thus, Macquarie's Non-Executive Director remuneration arrangements are structured quite differently from the executive remuneration arrangements. Executive Directors are not remunerated for acting as Voting Directors.

All Voting Directors are required to at least annually disclose their financing arrangements relating to their Macquarie securities to Macquarie.

All Non-Executive Directors of Macquarie Group Limited are also Non-Executive Directors of Macquarie Bank Limited, a key operating subsidiary. This policy governs the remuneration of Non-Executive Directors of both Macquarie and Macquarie Bank in aggregate.

5.2 Board and Committee fees

Non-Executive Directors are remunerated via Board and Committee fees in line with market rates for relevant Australian financial organisations for the time commitment and responsibilities involved. These fees are reviewed annually on the basis of a comparison to market rates. An external review is conducted periodically both as verification of the market comparison and also to provide observations concerning the continuing validity of the methodology.

Such an external review was completed in early 2010 to ensure that the Non-Executive Directors' remuneration was in line with the relevant benchmark organisations and to ensure that the methodology and framework employed was appropriate. The review was conducted by Guerdon Associates. The Board of Directors critically evaluated the analyses and the conclusions reached.

The current per annum base and Committee fees outlined below are consistent with the recommendations of this review.

Macquarie and Macquarie Bank Fees

	Macquarie fees		Macquarie Bank fees		Total fees	
	Chairman	Member	Chairman	Member	Chairman	Member
Board	$585,000	$155,000	$240,000	$65,000	$825,000	$220,000
Board Risk Committee	$70,000	$30,000	N/A[2]	N/A[2]	$70,000	$30,000
Board Audit and Compliance Committee	$70,000	$30,000	N/A[2]	N/A[2]	$70,000	$30,000
Board Remuneration Committee	$70,000	$30,000	N/A[2]	N/A[2]	$70,000	$30,000
Board Corporate Governance Committee	$45,000[1]	$18,000	N/A[2]	N/A[2]	$45,000[1]	$18,000
Board Nominating Committee	N/A[3]	$8,000	N/A[2]	N/A[2]	N/A[3]	$8,000

[1] This role was filled by the Acting Non-Executive Chairman during Mr Clarke's absence (27 November 2008 to 30 August 2009) and was not separately remunerated for Committee responsibilities.

[2] Macquarie Bank Limited does not have separate committees, although Macquarie Group Limited's Audit and Compliance Committee and Remuneration Committee support both Boards.

[3] No separate fee is paid for this role as it is filled by the Chairman and was filled by the Acting Chairman during Mr Clarke's absence.

Base and Committee fees are paid quarterly. Non-Executive Directors may elect to receive their remuneration, in part, in the form of superannuation contributions and, until recently, by way of Macquarie ordinary shares acquired via the Macquarie Group Non-Executive Director Share Acquisition Plan (NEDSAP), a mechanism for the Non-Executive Directors to acquire additional ordinary shares in Macquarie. The terms of the NEDSAP substantially replicate the terms of an equivalent plan that was operated by Macquarie Bank Limited, as approved at Macquarie Bank Limited's 1999 Annual General Meeting. Shares under the NEDSAP have been acquired on-market at prevailing market prices. New offers under the NEDSAP were suspended in 2009.

Information on the frequency of Board and Committee meetings is included on page 63 of the Directors' Report.

There are no termination payments to Non-Executive Directors on their retirement from office (and there never have been in the case of both Macquarie Group Limited and Macquarie Bank Limited) other than payments relating to their accrued superannuation contributions comprising part of their remuneration.

Macquarie's Non-Executive Directors are remunerated for their services from the maximum aggregate amount (currently $3,000,000 per annum) approved by shareholders for that purpose. The current limit of $3,000,000 was approved by Macquarie Bank Limited shareholders at Macquarie Bank's 2007 AGM. This same amount has been set in place for Macquarie Group Limited and applies on a consolidated basis. Although fees have been split between Macquarie Bank Limited and Macquarie Group Limited, the Board ensures that Non-Executive Director remuneration for Macquarie Group Limited and Macquarie Bank Limited taken together does not exceed this shareholder approved maximum aggregate amount.

It is expected that shareholder approval will be sought at the 2010 Annual General Meeting to increase this maximum aggregate amount to reflect the increase in the workload of Non-Executive Directors, to accommodate the appointment of an additional Non-Executive Board member in March 2010 and to allow for moderate future growth.

5.3 Minimum shareholding requirement for Non-Executive Directors

To encourage long-term commitment and to more closely align the interests of the Board with shareholders, the Board has a minimum shareholding requirement for Non-Executive Directors. Non-Executive Directors are required to have a meaningful direct shareholding in Macquarie.

Under the minimum shareholding requirement, Non-Executive Directors are required to acquire and maintain, directly or indirectly, a holding of 4,000 Macquarie ordinary shares, which they may accumulate over three years from the date of appointment. They are required to extend this holding by an additional 2,000 Macquarie ordinary shares over the next two years, such that they maintain a holding of 6,000 Macquarie ordinary shares. Under Macquarie's Trading Policy, Non-Executive Directors are forbidden from hedging shares held to meet this minimum Macquarie shareholding requirement. Actual shareholdings are set out in Appendix 3 below.

Directors' Report — Remuneration Report for the financial year ended 31 March 2010 continued

Appendices: Key Management Personnel disclosures

Appendix 1: Key Management Personnel

The following persons were Voting Directors of Macquarie Group Limited for the period during the financial years ended 31 March 2010 and 31 March 2009, unless otherwise indicated:

Directors:		Changes during 2009 and 2010 (except as noted below)
Executive		
N.W. Moore[1]	Managing Director and Chief Executive Officer	Appointed to the Board on 22 February 2008 and as Managing Director and Chief Executive Officer on 24 May 2008
A.E. Moss, AO		Retired 24 May 2008
L.G. Cox, AO		Retired 29 July 2009
Non-Executive		
D.S. Clarke, AO	Non- Executive Chairman	On leave of absence from 27 November 2008 to 30 August 2009
M.J. Hawker		Appointed to the Board on 22 March 2010
P.M. Kirby		
C.B. Livingstone, AO		
H.K. McCann, AM		Acting Chairman in D.S. Clarke's absence
J.R. Niland, AC		
H.M. Nugent, AO		
P.H. Warne		Acting Chairman of the Board Risk Committee in D.S. Clarke's absence and was appointed Chairman of the Board Risk Committee on 27 August 2009

In addition to the Executive Directors listed above, the following persons also had authority and responsibility for planning, directing and controlling the activities of Macquarie and its controlled entities during the financial years ended 31 March 2010 and 31 March 2009, unless otherwise indicated:

Executives:	
S.D. Allen[1]	Group Head, Risk Management Group (appointed 28 September 2009)
J.K. Burke	Former Joint Group Head, Macquarie Securities Group (retired on 26 February 2009)
M. Carapiet[1]	Group Head, Macquarie Capital
A.J. Downe[1]	Group Head, Fixed Income, Currencies and Commodities Group
R.S. Laidlaw[1]	Group Head, Macquarie Securities Group (appointed 10 June 2008)
P.J. Maher[1]	Group Head, Banking and Financial Services Group
N.R. Minogue	Former Group Head, Risk Management Group (retired 30 November 2009)
W.R. Sheppard[1]	Deputy Managing Director
G.C. Ward[1]	Chief Financial Officer
S. Wikramanayake[1]	Group Head, Macquarie Funds Group (appointed 10 June 2008)

[1] Member of Macquarie's Executive Committee as at 29 April 2010.

The remuneration and other related party disclosures included in the Remuneration Report have been prepared in accordance with the requirements of the *Corporations Act 2001* and in compliance with AASB 124 *Related Party Disclosures*.

For the purpose of these disclosures, all the individuals listed above have been determined to be Key Management Personnel, as defined by AASB 124 *Related Party Disclosures*. Macquarie's Non-Executive Directors are specifically required by the *Corporations Act 2001* to be included as Key Management Personnel. However, the Non-Executive Directors do not consider themselves as part of 'management'.

Appendix 2: Remuneration disclosures

Executive remuneration

The remuneration arrangements for all of the persons listed above as Executive Directors or Executives are described in section 2 above.

The individuals identified above as Key Management Personnel include the five highest remunerated Company Executives and Relevant Group Executives.

In accordance with the requirements of AASB 124 *Related Party Disclosures*, the remuneration disclosures in the remuneration tables for the years ended 31 March 2010 and 31 March 2009, only include remuneration relating to the portion of the relevant periods that each individual was a Key Management Person.

The following factors impact the current year and prior year comparatives:

- Comparative data in the following remuneration table reflects the amounts disclosed in the 2009 Remuneration Report, i.e. the old remuneration arrangements. Under those arrangements, the whole of the profit share provision, including amounts held subject to restrictions, for each financial year was charged against earnings in that year, and was disclosed in the Executive remuneration disclosure for Key Management Personnel. As explained in section 2.3, under the revised arrangements, retained profit share is invested as a combination of Macquarie equity, and Macquarie-managed fund equity notionally invested under the Post-2009 DPS Plan. The portion of retained profit share that is delivered as Macquarie equity is recognised in earnings as a share based payment expense, spread over the vesting period, which is up to seven years for the most senior group. The portion that is delivered as Macquarie-managed fund equity is not accounted for as a share-based payment and the full amount is charged against earnings in the current year, consistent with prior years
- The current year also reflects the accounting adjustments required to transition to the revised remuneration arrangements including the treatment of 2009 profit share retention that was previously to be delivered as either cash or fully vested Macquarie shares, but is now delivered as Macquarie equity under the MEREP. The portion of Executive Directors' retained profit share relating to 2009 that is no longer to be paid in cash or delivered in fully vested Macquarie shares has been reversed in the current year with a benefit and recognised in earnings. The MEREP equity awards granted in relation to the 2009 profit share retention are accounted for as a share-based payment expensed over the vesting period from 1 April 2009 which is up to seven years for the most senior group
- Transitioned Amounts, as explained in section 2.3.1, have been reclassified in the current year from profit share liability to equity, and the discount to the fair value per MEREP equity award at grant date is accounted for as a share-based payment, expensed over the vesting period, being seven years for Executive Committee members
- While MEREP equity awards in respect of the current year's performance will be granted in the following financial year, Macquarie begins recognising an expense (based on an initial estimate) from 1 April of the current financial year in relation to these future grants. The expense is estimated using the Macquarie share price as at 31 March 2010 (and for PSUs, also incorporates a risk free interest rate of 5.75 per cent; expected life of four years; and a dividend yield of 3.47 per cent per annum). In the following financial year, Macquarie will adjust the accumulated expense recognised for the final determination of fair value for each MEREP award to be granted when granted, and will use this valuation for recognising the expense over the remaining vesting period.

As explained in section 2.3.3 above, DPS amounts retained under the DPS Plan are notionally invested for Executive Directors, providing them with an economic exposure to the underlying investments, typically Macquarie-managed funds. This ensures that they are exposed to both the upside and downside of the underlying securities.

Executive Directors are each entitled to amounts equivalent to the investment earnings (dividends/ distributions and security price appreciation) on the underlying securities. Where these amounts are positive, they may be paid to Executive Directors as additional remuneration and are included in the relevant remuneration disclosures below as part of "Long-Term Employee Benefits" (refer to the "Earnings on prior year restricted profit share" column in the tables on pages 108 to 109). When these amounts are negative, they are deducted from "Long-Term Employee Benefits" remuneration in the same column.

These earnings on restricted profit share amounts reflect the investment performance of the assets in which prior year retained DPS amounts have been invested. Their inclusion in the individual remuneration disclosures below may therefore cause distortions when year-on-year remuneration trends are examined. They do not reflect remuneration review decisions made in relation to the individual's current year performance.

The table below highlights the underlying remuneration trend by adjusting the disclosed remuneration to exclude these earnings on retained DPS amounts for Key Management Personnel.

	2006 $	2007 $	2008 $	2009 $	**2010** **$**	2006-10 Increase/ (Decrease)
All Executive Key Management Personnel						
Total disclosed remuneration	137,230,470	207,074,381	124,746,718	11,364,969	**45,164,524**	(67%)
Less/(Add): Earnings/ (Loss) on restricted profit share amounts	2,383,441	13,786,054	(15,447,287)	(25,345,764)	**2,151,829**	
Total underlying remuneration	134,847,029	193,288,327	140,194,005	36,710,733	**43,012,695**	(68%)

Directors' Report – Remuneration Report
for the financial year ended 31 March 2010 continued

Executive key management personnel remuneration disclosure

		Short-Term Employee Benefits		
		Salary (including superannuation) **$**	**Performance related remuneration (a)** **$**	**Total short-term employee benefits** **$**
Executive Directors				
N.W. Moore	**2010**	**518,820**	**4,681,736**	**5,200,556**
	2009	517,611	2,120,641	2,638,252
Other Executives				
S.D. Allen (h)	**2010**	**195,288**	**151,001**	**346,289**
	2009	–	–	–
M. Carapiet	**2010**	**384,311**	**2,886,191**	**3,270,502**
	2009	383,415	2,544,769	2,928,184
A.J. Downe	**2010**	**480,389**	**4,069,272**	**4,549,661**
	2009	479,269	3,958,530	4,437,799
R.S. Laidlaw (i)	**2010**	**384,311**	**3,157,615**	**3,541,926**
	2009	310,695	1,374,645	1,685,340
P.J. Maher	**2010**	**456,369**	**1,589,514**	**2,045,883**
	2009	455,306	961,357	1,416,663
W.R. Sheppard	**2010**	**518,820**	**1,135,132**	**1,653,952**
	2009	517,611	282,752	800,363
G.C. Ward	**2010**	**432,350**	**1,750,895**	**2,183,245**
	2009	431,342	1,979,265	2,410,607
S. Wikramanayake (i)	**2010**	**384,311**	**1,040,881**	**1,425,192**
	2009	310,695	687,322	998,017
Former Executive Directors and Executives				
J.K. Burke (j)	**2010**	**–**	**–**	**–**
	2009	348,556	–	348,556
L.G. Cox (k)	**2010**	**130,632**	**–**	**130,632**
	2009	396,567	228,289	624,856
N.R. Minogue (l)	**2010**	**289,823**	**709,354**	**999,177**
	2009	431,342	1,555,137	1,986,479
A.E. Moss (m)	**2010**	**–**	**–**	**–**
	2009	100,748	1,515,978	1,616,726
Total Remuneration – Executive Key Management Personnel	**2010**	**4,175,424**	**21,171,591**	**25,347,015**
	2009	4,683,157	17,208,685	21,891,842

Directors' Report — Remuneration Report
for the financial year ended 31 March 2010 continued

Long-Term Employee Benefits			Share Based Payments					Percentage of remuneration that consists of options and PSUs
Restricted profit share (b) $	Earnings on prior year restricted profit share (c) $	Total long-term employee benefits $	Equity Awards including shares (d) $	PSUs (e) $	Options (f), (g) $	Total share-based payments $	Total remuneration $	%
739,980	**343,373**	**1,083,353**	**358,774**	**1,201,971**	**1,712,935**	**3,273,680**	**9,557,589**	**30.50**
942,507	(5,840,183)	(4,897,676)	1,649,387	–	900,793	2,550,180	290,756	309.81
(46,610)	**(10,845)**	**(57,455)**	**449,874**	**93,240**	**238,684**	**781,798**	**1,070,632**	**31.00**
–	–	–	–	–	–	–	–	–
1,324,127	**392,993**	**1,717,120**	**(181,230)**	**908,885**	**1,542,932**	**2,270,587**	**7,258,209**	**33.78**
848,256	(3,873,197)	(3,024,941)	848,256	–	472,382	1,320,638	1,223,881	38.60
(488,520)	**532,786**	**44,266**	**172,968**	**1,362,214**	**1,211,123**	**2,746,305**	**7,340,232**	**35.06**
1,319,510	(3,698,929)	(2,379,419)	1,319,510	–	334,093	1,653,603	3,711,983	9.00
(68,017)	**236,649**	**168,632**	**445,182**	**735,675**	**903,519**	**2,084,376**	**5,794,934**	**28.29**
458,215	(1,145,138)	(686,923)	458,215	–	787,201	1,245,416	2,243,833	35.08
(58,531)	**37,819**	**(20,712)**	**250,053**	**408,361**	**324,639**	**983,053**	**3,008,224**	**24.37**
320,452	(887,238)	(566,786)	320,452	–	172,891	493,343	1,343,220	12.87
191,737	**85,716**	**277,453**	**290,170**	**207,760**	**440,288**	**938,218**	**2,869,623**	**22.58**
94,251	(1,842,620)	(1,748,369)	94,251	–	175,241	269,492	(678,514)	(25.83)
98,826	**52,658**	**151,484**	**61,337**	**644,976**	**354,464**	**1,060,777**	**3,395,506**	**29.43**
659,755	(794,746)	(134,991)	659,755	–	187,564	847,319	3,122,935	6.01
665,182	**341,575**	**1,006,757**	**9,823**	**314,453**	**504,886**	**829,162**	**3,261,111**	**25.12**
229,107	(711,775)	(482,668)	229,107	–	418,713	647,820	1,163,169	36.00
–	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
–	(499,623)	(499,623)	–	–	(378,324)	(378,324)	(529,391)	71.46
–	**7,043**	**7,043**	**–**	**–**	**(57,082)**	**(57,082)**	**80,593**	**(70.83)**
57,072	(200,085)	(143,013)	–	–	13,893	13,893	495,736	2.80
709,354	**132,062**	**841,416**	**–**	**–**	**(312,722)**	**(312,722)**	**1,527,871**	**(20.47)**
518,379	(1,100,155)	(581,776)	518,379	–	133,538	651,917	2,056,620	6.49
–	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
–	(4,752,075)	(4,752,075)	–	–	56,090	56,090	(3,079,259)	(1.82)
3,067,528	**2,151,829**	**5,219,357**	**1,856,951**	**5,877,535**	**6,863,666**	**14,598,152**	**45,164,524**	
5,447,504	(25,345,764)	(19,898,260)	6,097,312	–	3,274,075	9,371,387	11,364,969	

Notes on elements of executive remuneration

(a) Performance related remuneration represents the current portion of each individual's profit share allocation in relation to the reporting period. For 2010, these amounts also include an adjustment to reflect the difference between the percentage of 2009 profit share that was reported as current in the 2009 Executive remuneration disclosure and the actual percentage of 2009 profit share that is current, as per the revised remuneration arrangements.

For 2009, in the case of Mr A.E. Moss, the amount included in this column in the table above also includes the related restricted profit share amounts (refer (b) below), which was paid within 12 months of the end of the reporting period, in accordance with the requirements of AASB 124 *Related Party Disclosures*.

(b) For 2010, this amount represents:

- 2010 retained profit share notionally invested in Macquarie-managed fund equity
- An adjustment to reflect the difference between the percentage of 2009 retained profit share notionally invested in Macquarie-managed fund equity as reported in the 2009 Executive remuneration disclosure and the actual percentage of 2009 retained profit share notionally invested in Macquarie-managed fund equity, as per the revised remuneration arrangements.

For 2009, this amount represents retained profit share notionally invested in Macquarie-managed fund equity as per the old remuneration arrangements. For 2009, in the case of Mr A.E. Moss (because he retired), the retained amount is included within "Performance related remuneration" as it was paid within 12 months of the end of the reporting period.

(c) This is the notional earnings/(loss) on prior year restricted profit share allocations described on pages 106 to 107 in this Appendix.

(d) For 2009, this was the amount of the current year profit share allocation, which is allocated to invest in Macquarie ordinary shares under the Executive Committee Share Acquisition Plan. For 2010, this amount represents:

- the current year amortised amount in respect of both 2009 and 2010 retained profit share as calculated on the basis as described in note 1 (xx) Share based payments to the 2010 Financial Statements
- the write back of 100 per cent of 2009 profit share which was allocated to invest in fully vested Macquarie ordinary shares as described in section 2.3.3. This is an adjustment because this is now being delivered as Macquarie equity under MEREP, which is expensed over the vesting period from 1 April 2009 which is up to seven years for the most senior group
- the current year amortisation, as calculated on the basis as described in note 1 (xx) Share based payments to the 2010 Financial Statements, in respect of the discount to the fair value per share at grant date for Transitioned Amounts, as discussed in section 2.3.1.

For retained profit share relating to 2009 invested in the MEREP and pre-2009 profit share transitioned to the MEREP, the conversion price was publicly announced by Macquarie on 1 May 2009 to be the volume weighted average price (VWAP) from 4 May 2009 up to and including the date of the 2009 AGM on 29 July 2009, being $36.36.

Equity awards granted in respect of the 2009 year are measured for accounting purposes on 17 December 2009, being the date that shareholders approved the MEREP, using the closing price of Macquarie shares traded on the ASX on that day, being $46.35.

(e) This amount has been calculated on the basis as described in note 1 (xx) Share based payments to the 2010 Financial Statements and is in respect of PSUs granted in respect of both the 2009 and 2010 performance years. PSU grants for each individual have been measured at their grant date based on each grants fair value, and this amount is recognised evenly over the relevant vesting period for each tranche of PSUs granted.

(f) This amount has been calculated on the basis as described in note 1 (xx) Share based payments to the 2010 Financial Statements. Prior option grants for each individual have been measured at their grant dates based on each grant's fair value, and this amount is recognised evenly over the relevant vesting period for each tranche of options granted, regardless of whether the options are in or out-of-the-money. For 2010, the amount is based on options granted in August 2006 (exercise price of $61.79), August 2007 (exercise price of $71.41) and August 2008 (exercise price of $53.91) which are all currently out-of-the-money.

If an option lapses in a reporting period, amounts previously recognised as remuneration in relation to the lapsed options are deducted from remuneration in the reporting period. In the case of Mr Cox, 87,052 options lapsed in the current year when he retired from the Board on 29 July 2009. In the case of Mr Minogue, 9,083 options lapsed in the current year when he retired from executive responsibilities on 30 November 2009. In the case of Mr Burke, 108,334 unvested options lapsed in the 2009 financial year when he retired from executive responsibilities on 26 February 2009. The reversal of the amounts previously recognised in relation to these options exceeded the amounts recognised in relation to their options which vested during the year, resulting in a negative balance in the table above for 2010 for Mr Cox and Mr Minogue and for 2009 for Mr Burke.

(g) Performance hurdles attached to the options issued to the Executive Committee and Executive Voting Directors allow for options to become exercisable upon vesting only when Macquarie's average annual ROE for the three previous financial years is above the 65th percentile, as further discussed in section 2.4.2. Performance hurdles for options issued on or after 30 June 2006 and vesting at 1 July 2009 were not achieved and therefore the options did not vest. The related expense previously recognised for these option grants was reversed in 2009 and result in a reduction in total 2009 remuneration for the impacted individuals.

Notes on individuals

(h) Mr S.D. Allen was appointed to the Executive Committee on 28 September 2009.

(i) Mr R.S. Laidlaw and Ms S. Wikramanayake were appointed to the Executive Committee on 10 June 2008.

(j) Mr J.K. Burke retired on 26 February 2009.

(k) Mr L.G. Cox retired from the Board on 29 July 2009.

(l) Mr N.R. Minogue retired from the Executive Committee on 30 November 2009.

(m) Mr A.E. Moss retired on 24 May 2008. Mr Moss's total remuneration for 2009 included a final profit share allocation for the period 1 April 2008 up to the date of his retirement on 24 May 2008, which was paid in November 2008.

For each of the persons named in the tables above, the amounts of their remuneration for the reporting period that were not related to performance are the amounts in the columns headed 'Salary (including superannuation)' and 'Earnings on prior year restricted profit share'. All other remuneration was performance based.

As is evident from the tables on pages 108 to 109, the majority of the remuneration for the named Group executives is performance based (ranging from 81 per cent to 94 per cent for individuals who were Executive Committee members during the year ended 31 March 2010, excluding the impact of notional earnings on retained amounts). This is consistent with the comments previously made that the effect of Macquarie's profit sharing mechanism is to provide substantial incentives in relation to superior performance, but low or no participation for less satisfactory performance. The mechanism provides significant alignment of their interests with those of shareholders.

Directors' Report — Remuneration Report
for the financial year ended 31 March 2010 continued

Non-Executive Director remuneration

The remuneration arrangements for all of the persons listed below as Non-Executive Directors are described in section 5.1 above.

		Directors' Fees $	Other Benefits (a) $	Total Compensation $
D.S. Clarke (b)	**2010**	**570,793**	**–**	**570,793**
	2009	567,083	33,000	600,083
M.J. Hawker (c)	**2010**	**6,720**	**–**	**6,720**
	2009	–	–	–
P.M. Kirby	**2010**	**291,250**	**–**	**291,250**
	2009	271,000	–	271,000
C.B. Livingstone	**2010**	**321,250**	**7,700**	**328,950**
	2009	298,500	16,350	314,850
H.K. McCann (d)	**2010**	**514,489**	**–**	**514,489**
	2009	448,217	–	448,217
J.R. Niland	**2010**	**290,000**	**–**	**290,000**
	2009	266,000	–	266,000
H.M. Nugent	**2010**	**321,250**	**29,250**	**350,500**
	2009	296,000	–	296,000
P.H. Warne (e)	**2010**	**336,500**	**–**	**336,500**
	2009	284,150	–	284,150
Total Remuneration - Non-Executive Key Management Personnel	**2010**	**2,652,252**	**36,950**	**2,689,202**
	2009	2,430,950	49,350	2,480,300

(a) Other benefits for Non-Executive Directors include due diligence committee fees paid to Ms Livingstone of $7,700 (2009: $16,350) and BRC related per diem fees for Dr Nugent of $29,250.

For the period that Mr Clarke was Non-Executive Chairman, Mr Clarke was entitled to the use of an office and administrative support. The prior year amount of $33,000 is an estimate of the portion of the cost of these services which may have been used by the Chairman for other purposes.

(b) Mr Clarke sought and was granted leave from 27 November 2008 to 30 August 2009.

(c) Mr Hawker was appointed to the Board on 22 March 2010.

(d) Mr McCann was appointed Acting Chairman in Mr Clarke's absence (from 27 November 2008 to 30 August 2009).

(e) Mr Warne was appointed Acting Chairman of the Board Risk Committee in Mr Clarke's absence (from 27 November 2008) and was appointed Chairman on 27 August 2009.

Appendix 3: Share and option disclosures

Shareholding of Key Management Personnel and their related parties

The following table sets out details of Macquarie fully paid ordinary shares held during the year by the Key Management Personnel including their related parties.

For the year ended 31 March 2010

Name and position	Number of shares held at 1 April 2009 (a)	Shares issued on exercise of options	Other changes (b)	Number of shares held at 31 March 2010 (c)
Executive Directors				
N.W. Moore	1,197,411	48,334	–	1,245,745
Non-Executive Directors				
D.S. Clarke (d)	704,914	–	(431,197)	273,717
M.J. Hawker (e)	4,103	–	–	4,103
P.M. Kirby	18,996	–	4,202	23,198
C.B. Livingstone	8,980	–	3,020	12,000
H.K. McCann	11,359	–	2,126	13,485
J.R. Niland	9,559	–	563	10,122
H.M. Nugent	20,613	–	563	21,176
P.H. Warne	15,821	–	–	15,821
Executives				
S.D. Allen (f)	38,025	–	–	38,025
M. Carapiet	680,750	–	(93,134)	587,616
A.J. Downe	124,102	–	(45,224)	78,878
R.S. Laidlaw	38,475	–	560	39,035
P.J. Maher	106,175	–	(32,000)	74,175
W.R. Sheppard	267,790	–	(18,481)	249,309
G.C. Ward	15,345	13,334	(13,334)	15,345
S. Wikramanayake	326,867	–	–	326,867
Former				
L.G. Cox (g)	269,812	–	–	269,812
N.R. Minogue (h)	136,620	–	–	136,620

(a) Or date of appointment if later.

(b) Includes on-market acquisitions and disposals.

(c) Or date of retirement if earlier.

(d) Mr Clarke sought and was granted leave from 27 November 2008 to 30 August 2009.

(e) Mr Hawker was appointed to the Board on 22 March 2010. The opening balance on 1 April 2009 represents holdings at the date of appointment.

(f) Mr Allen was appointed to the Executive Committee on 28 September 2009. The opening balance on 1 April 2009 represents holdings at the date of appointment.

(g) Mr Cox retired from the Board on 29 July 2009. Balance at 31 March 2010 represents holdings at date of retirement.

(h) Mr Minogue retired from the Executive Committee on 30 November 2009. Balance at 31 March 2010 represents holdings at date of retirement.

Directors' Report — Remuneration Report
for the financial year ended 31 March 2010 continued

Shares

Shareholding of Key Management Personnel and their related parties continued

For the year ended 31 March 2009

Name and position	Number of shares held at 1 April 2008 (a)	Shares issued on exercise of options	Other changes (b)	Number of shares held at 31 March 2009 (c)
Executive Directors				
L.G. Cox	269,812	–	–	269,812
N.W. Moore	1,030,510	–	166,901	1,197,411
Non-Executive Directors				
D.S. Clarke (d)	704,868	–	46	704,914
P.M. Kirby	9,772	–	9,224	18,996
C.B. Livingstone	8,432	–	548	8,980
H.K. McCann	11,359	–	–	11,359
J.R. Niland	7,959	–	1,600	9,559
H.M. Nugent	20,613	–	–	20,613
P.H. Warne	9,077	–	6,744	15,821
Executives				
M. Carapiet	531,274	32,500	116,976	680,750
A.J. Downe	176,036	–	(51,934)	124,102
R.S. Laidlaw (e)	28,124	10,351	–	38,475
P.J. Maher	125,323	–	(19,148)	106,175
N.R. Minogue	157,312	–	(20,692)	136,620
W.R. Sheppard	261,313	–	6,477	267,790
G.C. Ward	56,620	–	(41,275)	15,345
S. Wikramanayake (e)	252,546	9,300	65,021	326,867
Former				
A.E. Moss (f)	404,236	–	–	404,236
J.K. Burke (g)	31,657	–	30,902	62,559

(a) Or date of appointment if later.

(b) Includes on-market acquisitions and disposals.

(c) Or date of retirement if earlier.

(d) Mr Clarke sought and was granted leave from 27 November 2008 to 30 August 2009.

(e) Mr Laidlaw and Ms Wikramanayake were appointed to the Executive Committee on 10 June 2008. The opening balance on 1 April 2008 represents holdings at the date of appointment. Movements are from this date.

(f) Mr Moss retired from the Board and the Executive Committee on 24 May 2008. Balance at 31 March 2009 represents holdings at date of retirement.

(g) Mr Burke retired from the Executive Committee on 26 February 2009. Balance at 31 March 2009 represents holdings at date of retirement.

MEREP RSU Awards of Key Management Personnel and their related parties

The following tables set out details of the MEREP RSU awards associated with Macquarie shares held during the year for the Key Management Personnel including their related parties, on a consolidated entity basis. PSUs are separately disclosed in a separate table.

For the year ended 31 March 2010

Name and position	Number of RSU awards held at 1 April 2009 (a)	Number of RSU awards granted during the financial year (b)	RSU awards exercised during the financial year	Number of RSU awards held at 31 March 2010 (c)	Number of RSU awards vested during the financial year	Number of RSU awards vested at 31 March 2010 (c)	Value of RSU awards granted as part of remuneration and that vested during the financial year $
Executive Directors							
N.W. Moore	–	466,460	–	466,460	–	–	–
Non-Executive Directors							
D.S. Clarke	–	–	–	–	–	–	–
M.J. Hawker (d)	–	–	–	–	–	–	–
P.M. Kirby	–	–	–	–	–	–	–
C.B. Livingstone	–	–	–	–	–	–	–
H.K. McCann	–	–	–	–	–	–	–
J.R. Niland	–	–	–	–	–	–	–
H.M. Nugent	–	–	–	–	–	–	–
P.H. Warne	–	–	–	–	–	–	–
Executives							
S.D. Allen (e)	–	113,565	–	113,565	–	–	–
M. Carapiet	–	34,661	–	34,661	–	–	–
A.J. Downe	–	80,877	–	80,877	–	–	–
R.S. Laidlaw	–	126,778	–	126,778	–	–	–
P.J. Maher	–	88,468	–	88,468	–	–	–
W.R. Sheppard	–	108,729	–	108,729	–	–	–
G.C. Ward	–	92,688	–	92,688	–	–	–
S. Wikramanayake (f)	–	69,028	–	69,028	–	–	–
Former							
L.G. Cox (g)	–	–	–	–	–	–	–
N.R. Minogue (h)	–	–	–	–	–	–	–

(a) Or date of appointment if later.

(b) As discussed in note 1 (xx) Share based payments to the Financial Statements, RSUs are granted in the financial year following the year of the Company's performance to which the grant relates. Consequently, RSUs disclosed as granted above relate to 2009 and include pre-2009 in relation to transition awards.

(c) Or date of retirement if earlier.

(d) Mr Hawker was appointed to the Board on 22 March 2010. The opening balance on 1 April 2009 represents holdings at the date of appointment.

(e) Mr Allen was appointed to the Executive Committee on 28 September 2009. The opening balance on 1 April 2009 represents holdings at the date of appointment. 88,406 of these awards are held outside the MEREP and Mr Allen does not have a legal or beneficial interest in the underlying Macquarie shares, however these awards have the same economic benefits as an RSU award held in the MEREP.

(f) 49,330 of these awards are held outside the MEREP and Ms Wikramanayake does not have a legal or beneficial interest in the underlying Macquarie shares however these awards have the same economic benefits as an RSU held in the MEREP.

(g) Mr Cox retired from the Board on 29 July 2009. Balance at 31 March 2010 represents holdings at date of retirement.

(h) Mr Minogue retired from the Executive Committee on 30 November 2009. Balance at 31 March 2010 represents holdings at date of retirement.

There were no MEREP RSU awards granted during the 12 months to 31 March 2009.

Directors' Report – Remuneration Report
for the financial year ended 31 March 2010 continued

MEREP Performance Share Unit (PSU) Awards of Key Management Personnel and their related parties

The following tables set out details of MEREP PSU awards held during the year for the Key Management Personnel including their related parties, on a consolidated entity basis.

For the year ended 31 March 2010

Name and position	Number of PSU awards held at 1 April 2009 (a)	PSU awards granted during the financial year (b)	PSU awards exercised during the financial year	Number of PSU awards held at 31 March 2010 (c)	Number of PSU awards vested during the financial year	Number of PSU awards vested at 31 March 2010 (c)	Value of PSUs granted as part of remuneration and that are exercised or sold during the financial year $
Executive Directors							
N.W. Moore	–	38,300	–	38,300	–	–	–
Non-Executive Directors							
D.S. Clarke	–	–	–	–	–	–	–
M.J. Hawker (d)	–	–	–	–	–	–	–
P.M. Kirby	–	–	–	–	–	–	–
C.B. Livingstone	–	–	–	–	–	–	–
H.K. McCann	–	–	–	–	–	–	–
J.R. Niland	–	–	–	–	–	–	–
H.M. Nugent	–	–	–	–	–	–	–
P.H. Warne	–	–	–	–	–	–	–
Executives							
S.D. Allen (e)	–	–	–	–	–	–	–
M. Carapiet	–	34,300	–	34,300	–	–	–
A.J. Downe	–	53,500	–	53,500	–	–	–
R.S. Laidlaw	–	20,700	–	20,700	–	–	–
P.J. Maher	–	13,000	–	13,000	–	–	–
W.R. Sheppard	–	3,900	–	3,900	–	–	–
G.C. Ward	–	26,700	–	26,700	–	–	–
S. Wikramanayake	–	11,500	–	11,500	–	–	–
Former							
L.G. Cox (f)	–	–	–	–	–	–	–
N.R. Minogue (g)	–	–	–	–	–	–	–

(a) Or date of appointment if later.

(b) As discussed in note 1 (xx) - Share based payments to the Financial Statements, PSUs are granted in the financial year following the year of the Company's performance to which the grant relates. Consequently, PSUs disclosed as granted above relate to 2009.

(c) Or date of retirement if earlier.

(d) Mr Hawker was appointed to the Board on 22 March 2010. The opening balance on 1 April 2009 represents holdings at the date of appointment.

(e) Mr Allen was appointed to the Executive Committee on 28 September 2009. The opening balance on 1 April 2009 represents holdings at the date of appointment.

(f) Mr Cox retired from the Board on 29 July 2009. Balance at 31 March 2010 represents holdings at date of retirement.

(g) Mr Minogue retired from the Executive Committee on 30 November 2009. Balance at 31 March 2010 represents holdings at date of retirement.

There were no MEREP PSU awards granted during the 12 months to 31 March 2009.

Details of PSUs granted and their fair value at grant date

For the year ended 31 March 2010

Name and position	Date PSUs granted[1]	Number of PSUs granted	PSUs exercise price $	Fair value at grant date[2] $	Value of PSUs granted as part of remuneration during the year $	Date first tranche can be exercised	Expiry date
Executive Directors							
N.W. Moore	17 December 2009	38,300	-	42.34	1,621,622	1 July 2011	4 March 2018
Executives							
M. Carapiet	17 December 2009	34,300	-	42.34	1,452,262	1 July 2011	4 March 2018
A.J. Downe	17 December 2009	53,500	-	42.34	2,265,190	1 July 2011	4 March 2018
R.S. Laidlaw	17 December 2009	20,700	-	42.34	876,438	1 July 2011	4 March 2018
P.J. Maher	17 December 2009	13,000	-	42.34	550,420	1 July 2011	4 March 2018
W.R. Sheppard	17 December 2009	3,900	-	42.34	165,126	1 July 2011	4 March 2018
G.C. Ward	17 December 2009	26,700	-	42.34	1,130,478	1 July 2011	4 March 2018
S. Wikramanayake	17 December 2009	11,500	-	42.34	486,910	1 July 2011	4 March 2018

[1] This is the grant date for accounting purposes.

[2] Refer to notes on fair value below.

Macquarie has adopted the fair value measurement provisions of AASB 2 *Share-Based Payment* for all PSUs granted to Key Management Personnel. The fair value of such grants is being amortised and disclosed as part of each Key Management Person's remuneration on a straight-line basis over the vesting period.

The 2009 PSU allocation has been determined based on a valuation of a PSU at 17 December 2009, being the day on which MEREP was approved by shareholders. The fair value at this date has been estimated using a discounted cash flow method. For the purpose of calculating the PSU-related compensation in Appendix 2 above, Macquarie has assumed that all PSUs will vest, except where it is known that a PSU lapsed during the period.

The following key assumptions were adopted in estimating the value of the PSUs granted in respect of the 2009 year:

- risk free interest rate: 5.24 per cent per annum
- expected life of PSU: 4 years
- forecast dividend yield: 3.47 per cent per annum

There were no PSUs granted during the 12 months to 31 March 2009.

Directors' Report – Remuneration Report for the financial year ended 31 March 2010 continued

Options

Option holdings of Key Management Personnel and their related parties

The following table sets out details of options held during the year for the Key Management Personnel including their related parties. The options are over fully paid unissued ordinary shares of Macquarie Group Limited.

For the year ended 31 March 2010

Name and position	Number of options held at 1 April 2009 (a)	Options exercised during the financial year	Options not able to be exercised due to performance hurdles not met (b)	Other changes (c)	Number of options held able to be exercised at 31 March 2010 (d)	Number of options vested during the financial year	Number of options vested at 31 March 2010 (d)	Value of options granted as part of remuneration and that are exercised or sold during the financial year $ (e)
Executive Directors								
N.W. Moore	776,634	(48,334)	(104,799)	–	623,501	56,668	223,333	595,475
Non-Executive Directors								
D.S. Clarke	–	–	–	–	–	–	–	–
M.J. Hawker (f)	–	–	–	–	–	–	–	–
P.M. Kirby	–	–	–	–	–	–	–	–
C.B. Livingstone	–	–	–	–	–	–	–	–
H.K. McCann	–	–	–	–	–	–	–	–
J.R. Niland	–	–	–	–	–	–	–	–
H.M. Nugent	–	–	–	–	–	–	–	–
P.H. Warne	–	–	–	–	–	–	–	–
Executives								
S.D. Allen (g)	218,725	–	–	–	218,725	–	90,303	–
M. Carapiet	550,567	–	(89,786)	–	460,781	40,604	128,993	–
A.J. Downe	426,334	–	(56,666)	(28,334)	341,334	16,668	78,333	97,752
R.S. Laidlaw	372,374	–	–	(24,449)	347,925	70,974	133,600	75,792
P.J. Maher	135,001	–	(18,333)	(13,334)	103,334	8,334	26,667	115,739
W.R. Sheppard	224,334	–	(30,000)	(33,334)	161,000	16,668	65,000	66,668
G.C. Ward	156,834	(13,334)	(20,000)	–	123,500	10,000	40,000	90,538
S. Wikramanayake	178,275	–	–	–	178,275	36,591	58,119	–
Former								
L.G. Cox (h)	32,265	–	(6,081)	(26,184)	–	–	–	–
N.R. Minogue (i)	170,834	–	(23,332)	(100,836)	46,666	11,668	46,666	42,535

(a) Or date of appointment if later.

(b) Performance hurdles for options issued on or after 30 June 2006 and vesting at 1 July 2009 were not achieved and therefore the options did not vest. These options were not exercisable and the related expense previously recognised on these option grants were reversed in the prior year. The value of those options that lapsed calculated on 1 July 2009 was $nil.

(c) Includes vested options sold under facility provided by an external party, unless otherwise noted.

(d) Or date of retirement if earlier.

(e) Includes options that were granted as part of remuneration in prior financial years.

(f) Mr Hawker was appointed to the Board on 22 March 2010. The opening balance on 1 April 2009 represents holdings at the date of appointment.

(g) Mr Allen was appointed to the Executive Committee on 28 September 2009. The opening balance at 1 April 2009 represents holdings at date of appointment.

(h) Mr Cox retired from the Board on 29 July 2009, whereupon 87,052 unvested options lapsed. Balance at 31 March 2010 represents holdings at date of retirement.

(i) Mr Minogue retired from the Executive Committee on 30 November 2009, whereupon 9,083 unvested options lapsed. Balance at 31 March 2010 represents holdings at date of retirement.

Options

Option holdings of Key Management Personnel and their related parties continued

The following table sets out details of options held during the year for the Key Management Personnel including their related parties. The options are over fully paid unissued ordinary shares of Macquarie Group Limited.

For the year ended 31 March 2009

Name and position	Number of options held at 1 April 2008 (a)	Options granted during the financial year	Options exercised during the financial year	Other changes (b)	Number of options held at 31 March 2009 (c)	Number of options vested during the financial year	Number of options vested at 31 March 2009 (c)	Value of options granted as part of remuneration and that are exercised or sold during the financial year $ (d)
Executive Directors								
L.G. Cox	32,265	–	–	–	32,265	7,754	15,227	–
N.W. Moore	532,734	243,900	–	–	776,634	158,333	214,999	–
Non-Executive Directors								
D.S. Clarke	–	–	–	–	–	–	–	–
P.M. Kirby	–	–	–	–	–	–	–	–
C.B. Livingstone	–	–	–	–	–	–	–	–
H.K. McCann	–	–	–	–	–	–	–	–
J.R. Niland	–	–	–	–	–	–	–	–
H.M. Nugent	–	–	–	–	–	–	–	–
P.H. Warne	–	–	–	–	–	–	–	–
Executives								
M. Carapiet	383,067	200,000	(32,500)	–	550,567	120,889	88,389	625,300
A.J. Downe	248,334	178,000	–	–	426,334	73,333	89,999	–
R.S. Laidlaw (e)	247,725	135,000	(10,351)	–	372,374	62,586	87,075	137,151
P.J. Maher	85,001	50,000	–	–	135,001	31,667	31,667	–
N.R. Minogue	118,334	52,500	–	–	170,834	36,666	48,332	–
W.R. Sheppard	193,334	51,000	–	(20,000)	224,334	48,334	81,666	432,800
G.C. Ward	103,334	53,500	–	–	156,834	33,334	43,334	–
S. Wikramanayake (e)	107,575	80,000	(9,300)	–	178,275	30,828	21,528	128,247
Former								
A.E. Moss (f)	670,400	–	–	–	670,400	–	170,400	–
J.K. Burke (g)	224,678	–	–	(173,012)	51,666	70,000	51,666	1,304,555

(a) Or date of appointment if later.

(b) Includes vested options sold under facility provided by an external party, unless otherwise noted.

(c) Or date of retirement if earlier.

(d) *Includes options that were granted as part of remuneration in prior financial years.*

(e) Mr Laidlaw and Ms Wikramanayake were appointed to the Executive Committee on 10 June 2008. The opening balance at 1 April 2008 represents holdings at date of appointment. Movements are from this date.

(f) Mr Moss retired from the Board and the Executive Committee on 24 May 2008.

(g) Mr Burke retired from the Executive Committee on 26 February 2009, whereupon 108,334 unvested options lapsed.

Directors' Report — Remuneration Report
for the financial year ended 31 March 2010 continued

Details of options granted and their fair value at grant date

There were no options issued to Key Management Personnel during the current financial year.

For the year ended 31 March 2009

Name and position	Date options *granted*	Number of options *granted*	Options exercise *price* $	Fair value at grant *date*[1] $	Value of options granted as part of remuneration during the *year* $	Date first tranche can be *exercised*	*Expiry date*
Executive Directors							
N.W. Moore	15 August 2008	243,900	53.91	10.74	2,619,486	1 July 2010	15 August 2013
Executives							
M. Carapiet	15 August 2008	200,000	53.91	10.74	2,148,000	1 July 2010	15 August 2013
A.J. Downe	15 August 2008	178,000	53.91	10.74	1,911,720	1 July 2010	15 August 2013
R.S. Laidlaw	15 August 2008	135,000	53.91	10.74	1,449,900	1 July 2010	15 August 2013
P.J. Maher	15 August 2008	50,000	53.91	10.74	537,000	1 July 2010	15 August 2013
N.R. Minogue	15 August 2008	52,500	53.91	10.74	563,850	1 July 2010	15 August 2013
W.R. Sheppard	15 August 2008	51,000	53.91	10.74	547,740	1 July 2010	15 August 2013
G.C. Ward	15 August 2008	53,500	53.91	10.74	574,590	1 July 2010	15 August 2013
S. Wikramanayake	15 August 2008	80,000	53.91	10.74	859,200	1 July 2010	15 August 2013

[1] Refer to notes on fair value below.

Macquarie has adopted the fair value measurement provisions of AASB 2 *Share-Based Payment* for all options granted to Key Management Personnel. The fair value of such grants is being amortised and disclosed as part of each Key Management Person's remuneration on a straight-line basis over the vesting period.

Performance hurdles attached to the options issued to the Key Management Personnel are not taken into account when determining the fair value of the option at grant date. Instead, these vesting conditions are taken into account by adjusting the number of equity instruments expected to vest. For the purpose of calculating the options-related compensation in Appendix 2 above, Macquarie has assumed that all options will vest, except *where it is known that an option lapsed during the period.*

The fair value of each option is estimated on the date of grant using a trinomial option pricing framework. The following key assumptions were adopted for grants made in 2009:

- risk free interest rate: 6.77 per cent (weighted average)
- expected life of options: four years
- volatility of share price: 24 per cent per annum
- dividend yield: 3.47 per cent per annum

Ordinary shares issued as a result of the exercise of options by Key Management Personnel during the year

For the year ended 31 March 2010

Name and position	Number of options exercised during the financial year (a)	Number of shares issued on exercise of options	Exercise price paid in full per share $
Executives			
N.W. Moore	**48,334**	**48,334**	**32.26**
G.C. Ward	**13,334**	**13,334**	**33.11**

For the year ended 31 March 2009

Name and position	Number of options exercised during the financial year (a)	Number of shares issued on exercise of options	Exercise price paid in full per share $
Executives			
M. Carapiet	32,500	32,500	33.11
R.S. Laidlaw	10,351	10,351	32.75
S. Wikramanayake	9,300	9,300	32.26

Directors' Report — Remuneration Report
for the financial year ended 31 March 2010 continued

Appendix 4: Loan disclosures

Loans to Key Management Personnel

Details of loans provided by Macquarie to Key Management Personnel and their related parties are disclosed in the following tables:

		Opening balance at 1 April $'000	Interest charged $'000	Write-down $'000	Closing balance at 31 March $'000	Number in group 31 March
Total for Key Management Personnel and their related parties	**2010**	**42,861**	**3,045**	**-**	**31,691**	**11**
	2009	62,518	4,512	-	42,861	10
Total for Key Management Personnel	**2010**	**22,729**	**863**	**-**	**12,422**	**5**
	2009	44,506	2,504	-	22,729	5

Loans and other financial instrument transactions are made by Macquarie in the ordinary course of business with related parties.

Certain loans are provided under zero cost collar facilities secured over Macquarie Group Limited shares under normal terms and conditions consistent with other customers and employees.

Key Management Personnel including their related parties with loans above $100,000 at any time during the financial year:

For the year ended 31 March 2010

Name and position	Balance at 1 April 2009 $'000	Interest charged (a) $'000	Write-down $'000	Balance at 31 March 2010 $'000	Highest in period $'000
Executive Directors					
N.M. Moore	5,313	330	-	5,274	5,313
Non-Executive Directors					
D.S. Clarke (b)	37,290	2,700	-	26,160	38,975
Executives					
R.S. Laidlaw	238	14	-	238	238

(a) All loans provided by Macquarie to Directors and Executives are made in the ordinary course of business on an arm's-length basis and are entered into under normal terms and conditions consistent with other customers and employees. There have been no write-downs or allowances for doubtful debts.

(b) Mr Clarke sought and was granted leave from 27 November 2008 to 30 August 2009.

Directors' Report — Remuneration Report
for the financial year ended 31 March 2010
continued

Key Management Personnel including their related parties with loans above $100,000 at any time during the financial year (continued)

For the year ended 31 March 2009

Name and position	Balance at 1 April 2008 (a) $'000	Interest charged (b) $'000	Write-down $'000	Balance at 31 March 2009 $'000	Highest in period $'000
Executive Directors					
N.M. Moore	12,259	376	-	5,313	12,570
Non-Executive Directors					
D.S. Clarke (c)	34,826	3,352	-	37,290	37,798
Executives					
A.J Downe	1,847	105		-	1,847
R.S. Laidlaw (d)	238	10	-	238	238
P.J. Maher	4,912	499	-	20	5,572
N.R. Minogue	4,249	42	-	-	4,339
G.C. Ward	4,406	127	-	-	4,406

(a) Or date of appointment if later.

(b) All loans provided by Macquarie to Directors and Executives are made in the ordinary course of business on an arm's-length basis and are entered into under normal terms and conditions consistent with other customers and employees. There have been no write-downs or allowances for doubtful debts.

(c) Mr Clarke sought and was granted leave from 27 November 2008 to 30 August 2009.

(d) Mr Laidlaw was appointed to the Executive Committee on 10 June 2008. The balance at 1 April 2008 represents holdings at date of appointment. Movements are from this date.

Appendix 5: Other disclosures

Other transactions and balances of Key Management Personnel and their related parties

The following Key Management Personnel have acquired Infrastructure Bonds and similar products from controlled entities within Macquarie which have been financed with limited recourse loans and are subject to forward sale agreements. The loan repayments and proceeds arising from the forward sale agreements are subject to a legal right of set-off and as such are not recognised for financial reporting purposes. The only amounts recognised by the economic entity in respect of these transactions are the annual payments from the relevant Key Management Personnel which are brought to account as fee revenue. These transactions have been undertaken on terms and conditions consistent with other customers and employees.

	Consolidated 2010 $'000	Consolidated 2009 $'000
Total annual contributions from Key Management Personnel and their related parties in respect of Infrastructure Bonds and similar products	10,123	14,538

The annual contributions in respect of Infrastructure Bonds and similar products relate to the following Key Management Personnel:

Executive Directors
N.W. Moore

Non-Executive Directors
P.M. Kirby

Executives
S.D. Allen (2010 only), M. Carapiet, A.J. Downe, R.S. Laidlaw, P.J. Maher, W.R. Sheppard, G.C. Ward and S. Wikramanayake (2010 only)

Former
L.G. Cox, N.R. Minogue

The following Key Management Personnel (including related parties) have entered into zero cost collar transactions with Macquarie and other non related entities in respect of Macquarie ordinary shares. This has the effect of acquiring cash-settled put options against movements in the Macquarie share price below current levels and disposing of the benefit of any share price movement above the nominated level.

Name and position	Description	**Number of shares 2010**	Number of shares 2009
Non-Executive Directors			
D.S. Clarke	Maturing May 2009	–	361,163
	Maturing August 2009	–	25,196
	Maturing June 2010	**213,517**	213,517
Executives			
A.J. Downe	Maturing July 2010	**21,905**	–

All other transactions with Key Management Personnel (including their personally related parties) were conducted on an arm's-length basis in the ordinary course of business and under normal terms and conditions for customers and employees. These transactions were trivial or domestic in nature and consisted principally of normal personal banking and financial investment services.

This is the end of the Remuneration Report.

Directors' Report
for the financial year ended 31 March 2010 continued

Voting Directors' equity participation

At 29 April 2010, the Voting Directors have relevant interests, as notified by the Voting Directors to the ASX in accordance with the *Corporations Act 2001* (Cth) (the Act), in the following shares and share options of Macquarie:

	Fully paid ordinary shares held at 29 April 2010	Share options held at 29 April 2010[1]	RSUs held in the MEREP[2]	PSUs held in the MEREP[2]
D.S. Clarke	272,576	-	-	-
N.W. Moore	1,245,745	728,300	466,460	38,300
M.J. Hawker	4,103	-	-	-
P.M. Kirby	23,198	-	-	-
C.B. Livingstone	12,000	-	-	-
H.K. McCann	13,485	-	-	-
J.R. Niland	10,122	-	-	-
H.M Nugent	13,006	-	-	-
P.H. Warne	15,821	-	-	-

[1] These share options were issued pursuant to the Macquarie Group Employee Share Option Plan and are subject to the exercise conditions applying to grants of options to Executive Directors, as described in note 36 – Employee equity participation.

[2] These RSUs and PSUs were issued pursuant to the Macquarie Group Employee Retained Equity Plan and are subject to the vesting, forfeiture and other conditions applying to grants of awards to Executive Directors, as described in note 36 – Employee equity participation.

During the financial year, Voting Directors received dividends relating to their shareholdings in Macquarie Group at the same rate as other shareholders.

The relevant interests of Voting Directors as at 29 April 2010 in managed investment schemes made available by subsidiaries of Macquarie Group, other disclosable interests and contracts that confer a right to call for or deliver shares in Macquarie Group are listed on page 129.

Directors' Report
for the financial year ended 31 March 2010 continued

Directors' and Officers' indemnification and insurance

Under Macquarie's Constitution, Macquarie indemnifies all past and present Directors and Secretaries of Macquarie (including at this time the Voting Directors named in this report and the Secretaries), and its wholly-owned subsidiaries, against certain liabilities and costs incurred by them in their respective capacities. The indemnity covers the following liabilities and legal costs (subject to the exclusions described below):

- every liability incurred by the person in their respective capacity
- all legal costs incurred in defending or resisting (or otherwise in connection with) proceedings in which the person becomes involved because of their respective capacity
- legal costs incurred by the person in good faith in obtaining legal advice on issues relevant to the performance and discharge of their duties as an officer of Macquarie or of a wholly-owned subsidiary of Macquarie, if that has been approved in accordance with Macquarie policy.

This indemnity does not apply to the extent that:

- Macquarie is forbidden by law from indemnifying the person against the liability or legal costs, or
- an indemnity by Macquarie of the person against the liability or legal costs, if given, would be made void by law.

Macquarie has also entered into a Deed of Access, Indemnity, Insurance and Disclosure (Deed) with each of the Voting Directors. Under the Deed, Macquarie, inter alia, agrees to:

- indemnify the Voting Director to the full extent of the indemnity given in relation to officers of Macquarie under its Constitution in force from time to time
- take out and maintain an insurance policy against liabilities incurred by the Voting Director acting as an officer of Macquarie or a wholly-owned subsidiary of Macquarie, or acting as an officer of another company at the specific request of Macquarie or a wholly-owned subsidiary of Macquarie. The insurance policy must be in an amount and on terms and conditions appropriate for a reasonably prudent company in Macquarie's position. The insurance policy must also be maintained for seven years after the Voting Director ceases to be a Voting Director or until any proceedings commenced during that period have been finally resolved (including any appeal proceedings)
- grant access to the Voting Director to all company papers (including Board papers and other documents) of Macquarie or a subsidiary.

In addition, Macquarie made an Indemnity and Insurance Deed Poll on 12 September 2007 (Deed Poll). The benefit of the undertakings made by Macquarie under the Deed Poll have been given to each of the Directors, Secretaries, persons involved in the management and certain other persons, of Macquarie, its wholly-owned subsidiaries and other companies where the person is acting as such at the specific request of Macquarie or a wholly-owned subsidiary of Macquarie. The Deed Poll provides for the same indemnity and insurance arrangements for those persons with the benefit of the Deed Poll as for the Deed of Indemnity, Access, Insurance and Disclosure described above. However, the Deed Poll does not provide for access to company documents of Macquarie or any subsidiary of Macquarie.

The indemnities and insurance arrangements provided for under the Macquarie Constitution, the Deed and the Deed Poll, are broadly consistent with the corresponding indemnities and insurance arrangements provided under the Macquarie Bank Constitution and deeds entered into by Macquarie Bank, and were adopted by Macquarie upon the consolidated entity restructure, under which Macquarie replaced Macquarie Bank as the parent company of the Group.

Macquarie maintains a Directors' and Officers' insurance policy that provides cover for each person in favour of whom such insurance is required to be taken out under the Deed and the Deed Poll and for Macquarie in indemnifying such persons pursuant to the Deed and the Deed Poll. Relevant individuals pay the premium attributable to the direct coverage under the policy and Macquarie pays the premium attributable to the company reimbursement coverage under the policy. The Directors' and Officers' insurance policy prohibits disclosure of the premium payable under the policy and the nature of the liabilities insured.

Directors' interests and benefits

A number of Directors have given written notices stating that they hold office in specified companies and accordingly are regarded as having a relevant interest in any contract or proposed contract that may be made between Macquarie and any of these companies. Transactions between Macquarie and any of these companies are on normal commercial terms and conditions.

Other than any benefit that may have been derived from loans and other financial instrument transactions provided by and to Macquarie or a related entity and any amounts received in respect of previously accrued remuneration, no Director has, during the financial year and the period to the date of this report, become entitled to receive any benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors shown in this Report, or the fixed salary of a full-time employee of Macquarie or of a related entity) by reason of a contract made by Macquarie or a related entity with the Director, or with a firm of which he/she is a member, or with an entity in which he/she has a substantial financial interest.

Share options

Information on Macquarie's share option scheme, options granted and shares issued as a result of the exercise of options during or since the end of the financial year is contained in note 36 to the full financial report - Employee equity participation.

No person holding an option has or had, by virtue of the option, a right to participate in a share issue of any other corporation. No unissued shares, other than those referred to above, are under option as at the date of this report.

Directors' Report
for the financial year ended 31 March 2010 continued

Voting Directors' other relevant interests

The relevant interests of Voting Directors as at 29 April 2010 in managed investment schemes made available by subsidiaries of Macquarie and other disclosable relevant interests are listed in the table below.

Name and position	Direct interests	Indirect interest
Non-Executive Voting Directors		
D.S. Clarke		– 213,517 Cash Settled Put Options[1]
Executive Voting Directors		
N.W. Moore	– 483,674 Macquarie Global Infrastructure Fund (B) units – 5,000,000 Macquarie Reflexion Trust June 2006 units – 50,000 Macquarie Nine Film & Television Investment Fund ordinary shares – 50 Macquarie Timber Land Trust 2004 units – 75 Macquarie Timber Land Trust 2006 units – 1,637,618 Macquarie Global Infrastructure Fund III (B) units	– 200,000 Macquarie Technology Fund – 1A ordinary shares – 64,177 Macquarie Global Infrastructure Fund (B) units – 362,382 Macquarie Global Infrastructure Fund III (B) units – 201,659 Macquarie Cash Management Trust units
Independent Voting Directors		
M.J. Hawker	–	– 1,000 Macquarie Convertible Preference Securities – 16,893 Macquarie Wrap Cash Account units
P.M. Kirby	–	–
C.B. Livingstone	–	– 18,813 Charter Hall Retail REIT units
H.K. McCann	–	– 103,000 Macquarie Martin Place Trust units – 112,415 Charter Hall Retail REIT units
J.R. Niland	–	–
H.M. Nugent	–	–
P.H Warne		– 70,418 Charter Hall Retail REIT units

[1] A company in which Mr Clarke has a relevant interest entered into a Zero Cost Collar transaction with Macquarie Bank Limited in respect of 213,517 Macquarie ordinary shares, which had the effect of acquiring cash-settled put options against movements in the Macquarie ordinary share price below the then current share price over the period from 15 June 2005 for the period to 14 June 2010 in respect of those shares.

The above transaction does not relate to Macquarie ordinary shares in respect of which the relevant persons are not permitted by Macquarie policy to minimise their equity risk.

Environmental regulations

The consolidated entity has policies and procedures in place that are designed to ensure that, where operations are subject to any particular and significant environmental regulation under a law of the Commonwealth or of a State or Territory, those obligations are identified and appropriately addressed.

The Voting Directors have determined that there has not been any material breach of those obligations during the financial year.

Non-audit services

Details of the amounts paid or payable to the auditor of the consolidated entity, PricewaterhouseCoopers (PwC), and its related practices for non-audit services provided during the year is disclosed in note 44 to the full financial report – Audit and other services provided by PwC.

The consolidated entity's external auditor policy, which is discussed in the Corporate Governance Statement, states that the external auditor is not to provide non-audit services under which the auditor assumes the role of management, becomes an advocate for the consolidated entity, or audits its own professional expertise. The policy also provides that significant permissible non-audit assignments awarded to external auditors must be approved in advance by the Board Audit and Compliance Committee (BACC) or the BACC Chairman, as appropriate.

The BACC has reviewed a summary of non-audit services provided during the year by PwC and its related practices, and has confirmed that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001 (Cth) (the Act). This has been formally advised to the Board of Directors. Consequently, the Voting Directors are satisfied that the provision of non-audit services during the year by the auditor and its related practices did not compromise the auditor independence requirements of the Act.

Auditor's independence declaration

A copy of the auditor's independence declaration, as required under section 307C of the Act, is set out in the Directors' Report Schedule 2 following this report.

Rounding of amounts

In accordance with Australian Securities & Investments Commission Class Order 98/0100 (as amended), amounts in the full Financial Report and Concise Report have been rounded off to the nearest million dollars unless otherwise indicated.

This report is made in accordance with a resolution of the Voting Directors.



David S. Clarke, AO
Non-Executive Director and Chairman



Nicholas Moore
Managing Director and Chief Executive Officer

Sydney
29 April 2010

Directors' Report Schedule 1
for the financial year ended 31 March 2010

Directors' experience and special responsibilities

David S. Clarke, AO, BEc (Hons), Hon DScEcon (Syd), MBA (Harv) (age 68)

Non-Executive Chairman – joined the Board in August 2007 (granted leave from 27 November 2008 to 30 August 2009)

Chairman - Board Nominating Committee

Member - Board Remuneration Committee

Member - Board Risk Committee

David Clarke has been Non-Executive Chairman of Macquarie Group Limited since August 2007 and Non-Executive Chairman of Macquarie Bank Limited (Macquarie Bank) since 1 April 2007. He was Executive Chairman of Macquarie Bank from its formation in 1985 until 31 March 2007, when he ceased executive duties. From 1971 to 1977, he was Joint Managing Director of Hill Samuel Australia Limited (predecessor to Macquarie Bank), from 1977 to 1984 Managing Director and from 1984, Executive Chairman. He is a member of the Investment Advisory Committee of the Australian Olympic Foundation and the Bloomberg Asia Pacific Advisory Board. He is also a member of Council of the Royal Agricultural Society of NSW and an honorary life member of the Financial Markets Foundation for Children. He was previously Chairman of Australian Vintage Limited (November 1991 to July 2009), Goodman Group (October 2000 to July 2009) and the management companies of Macquarie ProLogis Trust (June 1987 to March 2007), Macquarie Office Trust (June 1987 to March 2007) and Macquarie CountryWide Trust (June 1995 to March 2007). Mr Clarke is a resident of New South Wales.

Nicholas W. Moore, BCom LLB (UNSW), FCA (age 51)

Managing Director and Chief Executive Officer since May 2008

Executive Voting Director – joined the Board in February 2008

Member - Board Risk Committee

Nicholas Moore joined the Corporate Services Division of Macquarie Bank in 1986. He led a range of transactions, including Hills Motorway, which led the development of Macquarie's infrastructure business. In 1996, Mr Moore was appointed Head of the Project and Structured Finance Division. In 1998 he was appointed Head of the Asset and Infrastructure Group and then Head of the Investment Banking Group (predecessor to Macquarie Capital) on its inception in 2001. In this role, he oversaw significant growth in Macquarie Capital's net income through the global growth of the advisory, fund management, financing and securities businesses. Mr Moore is also an Executive Voting Director of Macquarie Bank (since May 2008). Currently, he is Chairman of Police and Community Youth Clubs NSW Limited, a Director of the Centre for Independent Studies and Chairman of the University of NSW Business School Advisory Council. He was a Director of Macquarie Infrastructure Group (January 1996 to April 2008), Macquarie Capital Alliance Group (August 2003 to April 2008) and Macquarie Media Group (September 2005 to April 2008). Mr Moore is a resident of New South Wales.

Directors' Report Schedule 1
for the financial year ended 31 March 2010
continued

Michael J. Hawker, BSc (Sydney), FAICD, FAIM, SF Fin (age 50)

Independent Voting Director since 22 March 2010

Member - Board Risk Committee

Michael Hawker was Chief Executive Officer and Managing Director of Insurance Australia Group from 2001 to 2008. From 1995 to 2001, he was with Westpac where his roles included Group Executive of Business and Consumer Banking and General Manager of Financial Markets. Prior to this, he held a number of roles with Citibank, including Deputy Managing Director for Australia and subsequently Executive Director, Head of Derivatives, Europe. Currently, Mr Hawker is an Independent Voting Director of Macquarie Bank (since March 2010) and he serves as a Director of Aviva Plc Group, the largest insurance provider in the UK, the Australian Rugby Union and the Sydney University Football Club Foundation. He is also a member of the Advisory Board to GEMS, a Hong-Kong based private equity firm. He was previously President of the Insurance Council of Australia, Chairman of the Australian Financial Markets Association, board member of the Geneva Association, member of the Financial Sector Advisory Council and is the founder of the Australian Business in the Community Network. Mr Hawker is a resident of the United Kingdom.

Peter M. Kirby, BEc (Rhodes), BEc (Hons) (Natal), MA (Manch), MBA (Wits) (age 62)

Independent Voting Director – joined the Board in August 2007

Member - Board Audit and Compliance Committee

Member - Board Corporate Governance Committee

Member - Board Risk Committee

Peter Kirby joined the Board of Macquarie Bank as an Independent Voting Director in June 2003. Mr Kirby was the Managing Director and Chief Executive Officer of CSR Limited from 1998 to March 2003. He was also a member of the Board of the Business Council of Australia from 2001 to 2003. Mr Kirby received the Centenary Medal in 2003. Prior to joining CSR, he was with the Imperial Chemical Industries PLC group (ICI) for 25 years in a variety of senior management positions around the world, including Chairman/CEO of ICI Paints, responsible for the group's coatings businesses worldwide, and a member of the Executive Board of ICI PLC, with responsibility for ICI Americas and the western hemisphere. Mr Kirby is a Director of Orica Limited (since July 2003) and the Beacon Foundation. He is a former Chairman and Director of Medibank Private Limited. Mr Kirby is a resident of Victoria.

Directors' Report Schedule 1
for the financial year ended 31 March 2010 continued

Catherine B. Livingstone, AO, BA (Hons) (Macquarie), HonDBus (Macquarie), HonDSc (Murdoch), FCA, FTSE (age 54)

Independent Voting Director – joined the Board in August 2007

Chairman - Board Audit and Compliance Committee

Member - Board Nominating Committee

Member - Board Risk Committee

Catherine Livingstone joined the Board of Macquarie Bank as an Independent Voting Director in November 2003. Ms Livingstone was the Managing Director of Cochlear Limited from 1994 to 2000. Prior to that she was the Chief Executive, Finance at Nucleus Limited and before that held a variety of finance and accounting roles including having been with chartered accountants, Price Waterhouse, for several years. Ms Livingstone was also previously Chairman of the CSIRO and a Director of Goodman Fielder Limited and Rural Press Limited. Ms Livingstone was awarded the Centenary Medal in 2003 for service to Australian Society in Business Leadership and was elected a Fellow of the Australian Academy of Technological Sciences and Engineering in 2002. Currently, she is Chairman of Telstra Corporation Limited (Director since November 2000 and Chairman since May 2009). She is also a Director of WorleyParsons Limited (since June 2007) and Future Directions International Pty Limited and is a member of the New South Wales Innovation Council. Ms Livingstone is a resident of New South Wales.

H. Kevin McCann, AM, BA LLB (Hons) (Syd), LLM (Harv), FAICD (age 69)

(Acting Chairman from 27 November 2008 to 30 August 2009)

Independent Voting Director – joined the Board in August 2007

Lead Independent Voting Director

Chairman - Board Corporate Governance Committee

Member - Board Audit and Compliance Committee

Member - Board Risk Committee

Kevin McCann joined the Board of Macquarie Bank as an Independent Voting Director in December 1996. Currently, he is Chairman of Origin Energy Limited (since February 2000) and the Sydney Harbour Federation Trust, a Director of BlueScope Steel Limited (since May 2002) and a member of the Council of the National Library of Australia, the Sydney Harbour Conservancy Board, the University of Sydney Senate and the Evans and Partners Advisory Board. He is also NSW President, Chairman of the Corporate Governance Committee and a board member of the Australian Institute of Company Directors. Mr McCann was Partner (from 1970 to 2004) and Chairman of Allens Arthur Robinson, a leading firm of Australian lawyers. He practiced as a commercial lawyer specialising in Mergers and Acquisitions, Mineral and Resources Law and Capital Markets Transactions. He was also Chairman of Triako Resources Limited (April 1999 to September 2006) and Healthscope Limited (March 1994 to October 2008) and is a former member of the Takeovers Panel in Australia. Mr McCann is a resident of New South Wales.

John R. Niland, AC, BCom, MCom, HonDSc (UNSW), PhD (Illinois), DUniv (SCU), FAICD (age 69)

Independent Voting Director – joined the Board in August 2007

Member - Board Corporate Governance Committee

Member - Board Remuneration Committee

Member - Board Risk Committee

John Niland joined the Board of Macquarie Bank as an Independent Voting Director in February 2003. Dr Niland is a Professor Emeritus of the University of New South Wales (UNSW) and was Vice-Chancellor and President of UNSW from 1992 to 2002. Before that he was the Dean of the Faculty of Commerce and Economics. Dr Niland is a former Chief Executive of the State Pollution Control Commission and Executive Chairman of the Environment Protection Authority. He has served on the Australian Universities Council, the Prime Minister's Science, Engineering and Innovation Council, and the Boards of the Centennial Park and Moore Park Trust, realestate.com.au Limited, St Vincent's Hospital, the Sydney Symphony Orchestra Foundation and the Sydney Olympic bid's Building Commission. He is a former President of the National Trust of Australia (NSW). He is currently Chairman of Campus Living Funds Management Limited and is also a member of the University Grants Committee of Hong Kong and Deputy Chairman of the Board of Trustees of Singapore Management University. Dr Niland is a resident of New South Wales.

Helen M. Nugent, AO, BA (Hons), PhD (Qld), MBA (Harv), HonDBus (Qld) (age 61)

Independent Voting Director – joined the Board in August 2007

Chairman - Board Remuneration Committee

Member - Board Nominating Committee

Member - Board Risk Committee

Helen Nugent joined the Board of Macquarie Bank as an Independent Voting Director in June 1999. Currently, she is Chairman of Funds SA and Swiss Re Life and Health (Australia) Limited. She is also a Director of Origin Energy Limited (since March 2003) and Freehills. Previously, she was involved in the financial services sector as Director of Strategy at Westpac Banking Corporation (1994 to 1999) and a Non-Executive Director of the State Bank of New South Wales (1993 to 1994) and Mercantile Mutual (1992 to 1994). In addition, she was previously Chairman of Hudson (Australia and New Zealand) and a Director of UNiTAB (July 1999 to October 2006), Carter Holt Harvey (May 2003 to June 2006) and Australia Post. She has also been a Partner at McKinsey and Company. She has been actively involved in the arts and education. In the arts, she is a Director of the National Portrait Gallery and was formerly Deputy Chairman of the Australia Council, Chairman of the Major Performing Arts Board of the Australia Council, Chairman of the Ministerial Inquiry into the Major Performing Arts and Deputy Chairman of Opera Australia. In education, she is currently Chancellor of Bond University and was a member of the Bradley Review into Higher Education and Professor in Management and Director of the MBA Program at the Australian Graduate School of Management. Dr Nugent is a resident of New South Wales.

Peter H. Warne, BA (Macquarie) (age 54)
Independent Voting Director – joined the Board in August 2007
Chairman - Board Risk Committee
Member - Board Audit and Compliance Committee
Member - Board Remuneration Committee

Peter Warne joined the Board of Macquarie Bank as an Independent Voting Director in July 2007. Mr Warne was Head of Bankers Trust Australia Limited's (BTAL) Financial Markets Group from 1988 to 1999. Prior to this he held a number of roles at BTAL. He was a Director and Deputy Chairman of the Sydney Futures Exchange (SFE) from 1995 to 1999 and a Director from 2000 to 2006. When the SFE merged with the Australian Securities Exchange in July 2006, he became a Director of ASX Limited. Currently, Mr Warne is on the board of other listed entities as Chairman of ALE Property Group (since September 2003) and a Director (currently Acting Chairman) of WHK Group Limited (since May 2007). He is also Deputy Chairman of Capital Markets CRC Limited and Director of Next Financial Limited. Mr Warne is a Director of Securities Research Centre of Asia Pacific Limited and a member of the Advisory Board of the Australian Office of Financial Management. He is a former Director of Macquarie Capital Alliance Group (February 2005 to June 2007) and a former Chairman and Director of TEYS Limited (Director from October 2007 and Chairman from July 2008 to June 2009). Mr Warne is a resident of New South Wales.

Company secretaries' qualifications and experience

Dennis Leong, BSc BE (Hons) (Syd), MCom (UNSW), CPA, FCIS
Company Secretary since 12 October 2006

Dennis Leong is an Executive Director of Macquarie and Head of Macquarie's Company Secretarial Division, which is responsible for the Group's company secretarial requirements, professional risks insurances and employee equity plans. He has had over 16 years company secretarial experience and 12 years experience in corporate finance at Macquarie and Hill Samuel Australia Limited.

Paula Walsh, ACIS
Assistant Company Secretary since 29 May 2008

Paula Walsh is a Division Director of Macquarie. She has over 22 years company secretarial experience, with 24 years service with British Telecommunications PLC where, amongst other roles, she was Head of Corporate Governance, Asia Pacific, until joining Macquarie in May 2007.

Nigel Donnelly, BEc LLB (Hons) (Macquarie)
Assistant Company Secretary since 30 October 2008

Nigel Donnelly is an Associate Director of Macquarie and has over 10 years experience as a solicitor. He joined Macquarie in April 2006, and was previously a Senior Associate at Mallesons Stephen Jaques with a general corporate advisory and corporate governance focus.

Directors' Report Schedule 2
Auditor's independence declaration



Auditor's Independence Declaration

As lead auditor for the audit of Macquarie Group Limited for the year ended 31 March 2010, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Macquarie Group Limited and the entities it controlled during the period.

DH Armstrong
Partner
PricewaterhouseCoopers

Sydney
29 April 2010

Liability is limited by scheme approved under Professional Standards Legislation

Macquarie Group Limited
2010 Financial Report
Contents

The Financial Report was authorised for issue by the Directors on 29 April 2010.
The consolidated entity has the power to amend and reissue the Financial Report.

Income statements
for the financial year ended 31 March 2010

	Notes	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Interest and similar income		**4,591**	6,420	**453**	842
Interest expense and similar charges		**(3,511)**	(5,482)	**(456)**	(839)
Net interest income/(expense)	2	**1,080**	938	**(3)**	3
Fee and commission income	2	**3,721**	4,045	**-**	-
Net trading income	2	**1,299**	1,157	**-**	-
Share of net (losses)/profits of associates and joint ventures accounted for using the equity method	2	**(230)**	74	**-**	-
Other operating income and charges	2	**768**	(688)	**385**	(12,305)
Net operating income/(expense)		**6,638**	5,526	**382**	(12,302)
Employment expenses	2	**(3,101)**	(2,359)	**(3)**	(3)
Brokerage and commission expenses	2	**(645)**	(685)	**(5)**	(6)
Occupancy expenses	2	**(482)**	(393)	**-**	-
Non-salary technology expenses	2	**(283)**	(263)	**-**	-
Other operating expenses	2	**(833)**	(837)	**(20)**	(29)
Total operating expenses		**(5,344)**	(4,537)	**(28)**	(38)
Operating profit/(loss) before income tax		**1,294**	989	**354**	(12,340)
Income tax (expense)/benefit	4	**(201)**	(15)	**9**	12
Profit/(loss) from ordinary activities after income tax		**1,093**	974	**363**	(12,328)
Distributions paid or provided on:					
Macquarie Income Preferred Securities	5	**(8)**	(45)	**-**	-
Macquarie Income Securities	5	**(21)**	(33)	**-**	-
Other minority interests		**(14)**	(25)	**-**	-
Profit attributable to minority interests		**(43)**	(103)	**-**	-
Profit/(loss) attributable to ordinary equity holders of Macquarie Group Limited		**1,050**	871	**363**	(12,328)
		Cents per share			
Basic earnings per share	6	**320.2**	309.6		
Diluted earnings per share	6	**317.4**	308.6		

The above income statements should be read in conjunction with the accompanying notes.

Statements of comprehensive income
for the financial year ended 31 March 2010

	Notes	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Profit/(loss) from ordinary activities after income tax for the financial year		**1,093**	974	**363**	(12,328)
Other comprehensive income/(expense):					
Available for sale investments, net of tax	32	**129**	(226)	**-**	–
Cash flow hedges, net of tax	32	**178**	(251)	**-**	–
Share of other comprehensive income/(expense) of associates and joint ventures, net of tax	32	**36**	(58)	**-**	–
Exchange differences on translation of foreign operations, net of tax		**(242)**	21	**-**	–
Total other comprehensive income/(expense) for the financial year		**101**	(514)	**-**	–
Total comprehensive income/(expense) for the financial year		**1,194**	460	**363**	(12,328)
Total comprehensive income/(expense) for the financial year is attributable to:					
Ordinary equity holders of Macquarie Group Limited		**1,107**	321	**363**	(12,328)
Macquarie Income Preferred Securities holders		**73**	73	**-**	–
Macquarie Income Securities holders		**21**	33	**-**	–
Other minority interests		**(7)**	33	**-**	–
Total comprehensive income/(expense) for the financial year		**1,194**	460	**363**	(12,328)

The above statements of comprehensive income should be read in conjunction with the accompanying notes.

Statements of financial position
as at 31 March 2010

	Notes	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Assets					
Cash and balances with central banks		**-**	141	**-**	–
Due from banks	7	**8,251**	12,271	**-**	–
Cash collateral on securities borrowed and reverse repurchase agreements	8	**7,149**	5,096	**-**	–
Trading portfolio assets	9	**12,138**	9,260	**-**	–
Loan assets held at amortised cost	10	**44,267**	44,751	**-**	–
Other financial assets at fair value through profit or loss	12	**9,172**	7,910	**-**	–
Derivative financial instruments – positive values	40	**21,561**	27,428	**-**	–
Other assets	13	**13,096**	10,640	**104**	95
Investment securities available for sale	14	**18,221**	18,123	**-**	–
Intangible assets	15	**1,456**	759	**-**	–
Life investment contracts and other unitholder investment assets	16	**4,846**	4,314	**-**	–
Due from subsidiaries	34	**-**	–	**11,643**	10,390
Interests in associates and joint ventures accounted for using the equity method	17	**3,927**	6,123	**-**	–
Property, plant and equipment	18	**605**	605	**-**	–
Investments in subsidiaries	19	**-**	–	**13,322**	11,391
Deferred income tax assets	20	**1,124**	1,186	**56**	368
Non-current assets and assets of disposal groups classified as held for sale	21	**127**	537	**-**	–
Total assets		**145,940**	149,144	**25,125**	22,244
Liabilities					
Due to banks	22	**9,927**	11,858	**6,922**	7,393
Cash collateral on securities lent and repurchase agreements	23	**7,490**	3,953	**-**	–
Trading portfolio liabilities	24	**5,432**	2,161	**-**	–
Derivative financial instruments – negative values	40	**21,706**	27,371	**-**	–
Deposits		**22,484**	21,868	**54**	104
Debt issued at amortised cost	25	**42,614**	48,270	**3,154**	–
Other financial liabilities at fair value through profit or loss	26	**4,413**	6,203	**-**	–
Other liabilities	27	**12,679**	10,342	**-**	–
Current tax liabilities		**119**	187	**9**	–
Life investment contracts and other unitholder liabilities		**4,864**	4,312	**-**	–
Due to subsidiaries	34	**-**	–	**2,357**	3,919
Provisions	28	**191**	189	**-**	–
Deferred income tax liabilities	20	**235**	4	**-**	–
Liabilities of disposal groups classified as held for sale	21	**9**	328	**-**	–
Total liabilities excluding loan capital		**132,163**	137,046	**12,496**	11,416
Loan capital					
Macquarie Convertible Preference Securities		**593**	591	**-**	–
Subordinated debt at amortised cost		**916**	1,496	**-**	–
Subordinated debt at fair value through profit or loss		**499**	451	**-**	–
Total loan capital	30	**2,008**	2,538	**-**	–
Total liabilities		**134,171**	139,584	**12,496**	11,416
Net assets		**11,769**	9,560	**12,629**	10,828

	Notes	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Equity					
Contributed equity					
Ordinary share capital	31	**6,990**	4,906	**9,806**	7,729
Treasury shares	31	**(443)**	(2)	**(438)**	–
Exchangeable shares	31	**137**	116	**–**	–
Reserves	32	**280**	17	**359**	153
Retained earnings	32	**4,268**	3,627	**2,902**	2,946
Total capital and reserves attributable to ordinary equity holders of Macquarie Group Limited		**11,232**	8,664	**12,629**	10,828
Minority interests					
Macquarie Income Preferred Securities	32	**67**	398	**–**	–
Macquarie Income Securities	32	**391**	391	**–**	–
Other minority interests	32	**79**	107	**–**	–
Total equity		**11,769**	9,560	**12,629**	10,828

The above statements of financial position should be read in conjunction with the accompanying notes.

Statements of changes in equity
for the financial year ended 31 March 2010

	Notes	Contributed equity $m	Reserves $m	Retained earnings $m	Total $m	Minority interests $m	Total equity $m
							Consolidated
Balance at 1 April 2008		4,655	456	3,718	8,829	1,232	10,061
Total comprehensive (expense)/ income for the financial year		–	(550)	871	321	139	460
Transactions with equity holders in their capacity as equity holders:							
Contributions of equity, net of transaction costs	31	355	–	–	355	–	355
Dividends paid	5	–	–	(962)	(962)	–	(962)
Minority interests:							
Contributions/distributions of equity, net of transaction costs	32	–	–	–	–	10	10
Financing of Macquarie Income Preferred Securities	32	–	–	–	–	(382)	(382)
Distributions paid or provided		–	–	–	–	(103)	(103)
Other equity movements:							
Net movement on exchangeable shares	31	(17)	–	–	(17)	–	(17)
Share based payments		17	111	–	128	–	128
Net sale of treasury shares	31	10	–	–	10	–	10
		365	111	(962)	(486)	(475)	(961)
Balance at 31 March 2009		**5,020**	**17**	**3,627**	**8,664**	**896**	**9,560**
Total comprehensive income for the financial year		**–**	**57**	**1,050**	**1,107**	**87**	**1,194**
Transactions with equity holders in their capacity as equity holders:							
Contributions of equity, net of transaction costs	31	**2,066**	**–**	**–**	**2,066**	**–**	**2,066**
Issue of shares to MEREP Trust	31	**(438)**	**–**	**–**	**(438)**	**–**	**(438)**
Dividends paid	5	**–**	**–**	**(409)**	**(409)**	**–**	**(409)**
Minority interests:							
Contributions/distributions of equity, net of transaction costs	32	**–**	**–**	**–**	**–**	**(7)**	**(7)**
Cancellation of Macquarie Income Preferred Securities	32	**–**	**–**	**–**	**–**	**(396)**	**(396)**
Distributions paid or provided		**–**	**–**	**–**	**–**	**(43)**	**(43)**
Other equity movements:							
Net movement on exchangeable shares	31	**21**	**–**	**–**	**21**	**–**	**21**
Share based payments		**18**	**206**	**–**	**224**	**–**	**224**
Net purchase of treasury shares	31	**(3)**	**–**	**–**	**(3)**	**–**	**(3)**
		1,664	**206**	**(409)**	**1,461**	**(446)**	**1,015**
Balance at 31 March 2010		**6,684**	**280**	**4,268**	**11,232**	**537**	**11,769**

	Notes	Contributed equity $m	Reserves $m	Retained earnings $m	Total $m	Minority interests $m	Total equity $m
							Company
Balance at 1 April 2008		7,364	42	16,231	23,637	–	23,637
Total comprehensive (expense)/ income for the financial year		–	–	(12,328)	(12,328)	–	(12,328)
Transactions with equity holders in their capacity as equity holders:							
Contributions of equity, net of transaction costs	31	348	–	–	348	–	348
Dividends paid	5	–	–	(957)	(957)	–	(957)
Other equity movements:							
Share based payments		17	111	–	128	–	128
		365	111	(957)	(481)	–	(481)
Balance at 31 March 2009		**7,729**	**153**	**2,946**	**10,828**	**–**	**10,828**
Total comprehensive income for the financial year		**–**	**–**	**363**	**363**	**–**	**363**
Transactions with equity holders in their capacity as equity holders:							
Contributions of equity, net of transaction costs	31	**2,059**	**–**	**–**	**2,059**	**–**	**2,059**
Issue of shares to MEREP Trust	31	**(438)**	**–**	**–**	**(438)**	**–**	**(438)**
Dividends paid	5	**–**	**–**	**(407)**	**(407)**	**–**	**(407)**
Other equity movements:							
Share based payments		**18**	**206**	**–**	**224**	**–**	**224**
		1,639	**206**	**(407)**	**1,438**	**–**	**1,438**
Balance at 31 March 2010		**9,368**	**359**	**2,902**	**12,629**	**–**	**12,629**

The above statements of changes in equity should be read in conjunction with the accompanying notes.

Statements of cash flows
for the financial year ended 31 March 2010

	Notes	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Cash flows from operating activities					
Interest received		**4,275**	6,077	**453**	842
Interest and other costs of finance paid		**(3,672)**	(5,490)	**(461)**	(838)
Dividends and distributions received		**572**	568	**380**	858
Fees and other non-interest income received/(paid)		**4,470**	4,704	**(5)**	–
Fees and commissions paid		**(624)**	(742)	**–**	–
Net receipts from trading portfolio assets and other financial assets/liabilities		**2,626**	4,503	**–**	–
Payments to suppliers		**(1,300)**	(2,089)	**(12)**	(36)
Employment expenses paid		**(2,862)**	(4,120)	**(3)**	(3)
Income tax paid		**(288)**	(333)	**(62)**	(155)
Life investment contract (expense)/income		**(137)**	265	**–**	–
Life investment contract premiums received and other unitholder contributions		**2,295**	3,745	**–**	–
Life investment contract payments		**(3,226)**	(4,201)	**–**	–
Non-current assets and disposal groups classified as held for sale – net receipts from operations		**–**	265	**–**	–
Net loan assets repaid		**336**	3,553	**404**	3,231
Loan facility repaid to a subsidiary		**–**	–	**(2,551)**	(5,000)
Recovery of loans previously written off		**19**	10	**–**	–
Net (decrease)/increase in amounts due to other financial institutions, deposits and other borrowings		**(8,443)**	(1,555)	**2,637**	2,633
Net cash flows (used in)/from operating activities	33	**(5,959)**	5,160	**780**	1,532
Cash flows from investing activities					
Net payments for financial assets available for sale and at fair value through profit or loss		**(8,141)**	(3,826)	**–**	–
Payments for interests in associates		**(887)**	(1,411)	**–**	–
Proceeds from the disposal of associates		**622**	444	**–**	–
Payments for the acquisition of assets and disposal groups classified as held for sale, net of cash acquired		**–**	(103)	**–**	–
Proceeds from the disposal of non-current assets and disposal groups classified as held for sale, net of cash disposed		**12**	745	**–**	–
Net (payments for)/cash inflow from the acquisition of subsidiaries, excluding disposal groups, net of cash acquired		**(309)**	65	**–**	–
Proceeds from the disposal of subsidiaries and businesses excluding disposal groups, net of cash deconsolidated		**437**	3,354	**–**	–
Payments for life investment contracts and other unitholder investment assets		**(5,717)**	(6,950)	**–**	–
Proceeds from the disposal of life investment contracts and other unitholder investment assets		**6,850**	7,208	**–**	–
Payments for property, plant and equipment, and intangible assets		**(398)**	(299)	**–**	–
Proceeds from the disposal of property, plant and equipment		**–**	33	**–**	–
Proceeds from disposal of management rights		**428**	–	**–**	–
Injection of capital to a subsidiary		**–**	–	**(1,805)**	(870)
Net cash flows used in investing activities		**(7,103)**	(740)	**(1,805)**	(870)

	Notes	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Cash flows from financing activities					
Proceeds from the issue of ordinary shares		**1,312**	81	**1,312**	81
Payments to minority interests		**(238)**	(348)	**-**	-
Repayment of subordinated debt		**(406)**	(235)	**-**	-
Issue of Macquarie Convertible Preference Securities		**-**	600	**-**	-
Payment of issue costs on Macquarie Convertible Preference Securities		**-**	(9)	**-**	(9)
Dividends and distributions paid		**(328)**	(829)	**(287)**	(734)
Net cash flows from/(used in) financing activities		**340**	(740)	**1,025**	(662)
Net (decrease)/increase in cash and cash equivalents		**(12,722)**	3,680	**-**	-
Cash and cash equivalents at the beginning of the financial year		**24,495**	20,815	**-**	-
Cash and cash equivalents at the end of the financial year	33	**11,773**	24,495	**-**	-

The above statements of cash flows should be read in conjunction with the accompanying notes.

Notes to the financial statements
for the financial year ended 31 March 2010

Note 1

Summary of significant accounting policies

(i) Basis of preparation

The principal accounting policies adopted in the preparation of this financial report and that of the previous financial year are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

This financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (which includes Australian Interpretations by virtue of AASB 1048 *Interpretation and Application of Standards*) and the *Corporations Act 2001*.

Compliance with IFRS as issued by the IASB

Compliance with Australian Accounting Standards ensures that the financial report complies with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Consequently, this financial report has also been prepared in accordance with and complies with IFRS as issued by the IASB.

Historical cost convention

This financial report has been prepared under the historical cost convention, as modified by the revaluation of investment securities available for sale and certain other assets and liabilities (including derivative instruments) at fair value.

Critical accounting estimates and significant judgements

The preparation of the financial report in conformity with Australian Accounting Standards requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the accounting policies. The notes to the financial statements set out areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to Macquarie Group Limited and its subsidiaries (the consolidated entity) and the consolidated financial report such as:

- fair value of assets and liabilities (note 43);
- impairment of loan assets held at amortised cost, investment securities available for sale, associates and joint ventures and held for sale investments (notes 1(xii), 1(xiii), 11 and 41.1);
- acquisitions and disposals of subsidiaries, associates and joint ventures and assets and disposal groups classified as held for sale (notes 1(ii), 1(xi), 17, 19 and 21);
- determination of control of special-purpose entities (notes 1(ii), 10 and 25);
- recoverability of deferred tax assets and provision for current and deferred income tax (notes 1(vii), 4 and 20); and
- goodwill and other identifiable intangible assets (notes 1(xvi)).

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including reasonable expectations of future events. Management believes the estimates used in preparing the financial report are reasonable. Actual results in the future may differ from those reported and therefore it is reasonably possible, on the basis of existing knowledge, that outcomes within the next financial year that are different from our assumptions and estimates could require an adjustment to the carrying amounts of the assets and liabilities reported.

New Accounting Standards, amendments to Accounting Standards and Interpretations that are not yet effective

When a new Accounting Standard is first adopted, any change in accounting policy is accounted for in accordance with the specific transitional provisions (if any), otherwise retrospectively.

The Company's and the consolidated entity's assessment of the impact of the key new Accounting Standards, amendments to Accounting Standards and Interpretations is set out below:

AASB 2008-3 *Business Combinations* and AASB 127 *Consolidated and Separate Financial Statements*

AASB 2008-3 *Amendments to Australian Accounting Standards* arising from AASB 3 and AASB 127 (effective for annual reporting periods beginning on or after 1 July 2009). These standards amend the accounting for certain aspects of business combinations and changes in ownership interests in controlled entities. Consequential amendments have been made to AASB 128 *Investments in Associates* and AASB 131 *Interests in Joint Ventures*. Changes include:

- transaction costs are recognised as an expense at the acquisition date, unless the cost relates to issuing debt or equity securities;
- contingent consideration is measured at fair value at the acquisition date (allowing for a 12 month period post-acquisition to affirm fair values) without regard to the probability of having to make future payment, and all subsequent changes in fair value are recognised in profit;
- changes in control or significant influence are considered significant economic events, thereby requiring ownership interests to be remeasured to their fair value (and the gain/loss recognised in profit) when control of a controlled entity is gained or lost;
- changes in a parent's ownership interest in a controlled entity that do not result in a loss of control (e.g. dilutionary gains) are recognised directly in equity;
- disclosure of any restrictions on the ability of associates to transfer funds to the consolidated entity in the form of cash dividends, or repayment of loans or advances; and
- disclosure of the consolidated entities share of the capital commitments of the joint ventures themselves.

Until future acquisitions take place that are accounted for in accordance with revised AASB 3, the impact on the consolidated entity is not known. The consolidated entity will apply the amended standard from 1 April 2010.

Notes to the financial statements for the financial year ended 31 March 2010 continued

AASB 2008–6 Further Amendments to Australian Accounting Standards

AASB 2008–6 *Further Amendments to Australian Accounting Standards* arising from the Annual Improvements Project (effective for annual periods on or after 1 July 2009).

The amendments to AASB 5 *Discontinued Operations* and AASB 1 *First-Time Adoption of Australian Equivalents to International Financial Reporting Standards* are part of the IASB's annual improvements project published in May 2008. They clarify that all of a subsidiary's assets and liabilities are classified as held for sale if a partial disposal sale plan results in loss of control. Relevant disclosures should be made for this subsidiary if the definition of a discontinued operation is met. The consolidated entity will apply the amendments prospectively to all partial disposals of subsidiaries from 1 April 2010.

AASB 2009–4 Further Amendments to Australian Accounting Standards

AASB 2009–4 *Amendments to Australian Accounting Standards* arising from the Annual Improvements Project (effective for annual periods beginning on or after 1 July 2009). The AASB has made amendments to AASB 2 *Share-based Payment*, AASB 138 *Intangible Assets* and AASB Interpretations 9 *Reassessment of Embedded Derivatives* and 16 *Hedges of a Net Investment in a Foreign Operation* as a result to the IASB's annual improvements project. The consolidated entity will apply the amendments from 1 April 2010. Currently no adjustments are expected as a result of applying the revised rules. The impact of these on future transactions will need to be assessed at the time of the transactions.

AASB 2009–5 Further Amendments to Australian Accounting Standards

AASB 2009–5 *Further Amendments to Australian Accounting Standards* arising from the Annual Improvements Project (effective for annual periods beginning on or after 1 July 2010). In May 2009, the AASB issued a number of improvements to existing Australian Accounting Standards. The consolidated entity will apply the revised standards from 1 April 2011. The consolidated entity does not expect that any adjustments will be necessary as a result of applying the revised rules. The impact on future transactions will need to be assessed as they occur.

AASB 9 *Financial Instruments*

A new standard was issued in December 2009 and is mandatory for annual reporting periods beginning on or after 1 January 2013. It provides revised guidance on the classification and measurement of financial assets, which is the first phase of a multi-phase project to replace AASB 139 *Financial Instruments: Recognition and Measurement*.

Under the new guidance, a financial asset is to be measured at amortised cost only if it is held within a business model whose objective is to collect contractual cash flows and the contractual terms of the asset give rise on specified dates to cash flows that are payments solely of principal and interest (on the principal amount outstanding). All other financial assets are to be measured at fair value.

Changes in the fair value of investments in equity securities that are not part of a trading activity may be reported directly in equity, but upon realisation those accumulated changes in value are not recycled to the income statement. Changes in the fair value of all other financial assets carried at fair value are reported in the income statement. The consolidated entity is currently assessing the impact of the new standard, and it is likely that some financial assets:

- carried at fair value through profit or loss (e.g. quoted bonds outside of trading book) will change to be carried at amortised cost
- carried at amortised cost (e.g. beneficial interests) will change to be carried at fair value through profit or loss
- containing embedded derivatives (e.g. capital protected products) will no longer be separated, and the entire product will change to be carried at fair value through profit or loss.

AASB 9 must be initially applied in the financial year beginning 1 April 2013, with early adoption permitted. Upon adoption, the classification of a financial asset must be assessed based on the facts at the date of initial application, and that classification is to be applied retrospectively.

ii) Principles of consolidation

Subsidiaries

The consolidated financial report comprises the financial report of the Company and its subsidiaries. Subsidiaries are all those entities (including special purpose entities) over which the Company has the power to govern directly or indirectly decision-making in relation to financial and operating policies, so as to require that entity to conform with the Company's objectives. The effects of all transactions between entities in the consolidated entity are eliminated in full. Minority interests in the results and equity of subsidiaries, where the Company owns less than 100 per cent of the issued capital, are shown separately in the consolidated income statement and consolidated statement of financial position, respectively.

Where control of an entity was obtained during the financial year, its results have been included in the consolidated income statement from the date on which control commenced. Where control of an entity ceased during the financial year, its results are included for that part of the financial year during which control existed.

Note 1

Summary of significant accounting policies continued

(ii) Principles of consolidation continued

Subsidiaries continued

The Company and consolidated entity determine the dates of obtaining control (i.e. acquisition date) and losing control (i.e. disposal date) of another entity based on an assessment of all pertinent facts and circumstances that affect the ability to govern the financial and operating policies of that entity. Facts and circumstances that have the most impact include the contractual arrangements agreed with the counterparty, the manner in which those arrangements are expected to operate in practice and whether regulatory approval is required to complete. The acquisition/disposal date does not necessarily occur when the transaction is closed or finalised under law.

Subsidiaries held by the Company are carried in its separate financial statements at cost in accordance with AASB 127 *Consolidated and Separate Financial Statements*.

Impairment of subsidiaries

Investments in subsidiaries are tested annually for impairment, or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the investments carrying amount exceeds its recoverable amount (which is the higher of fair value less costs to sell and value in use). At each balance sheet date, the investments in subsidiaries that have been impaired are reviewed for possible reversal of the impairment.

Securitisations

Securitised positions are held through a number of Special Purpose Entities (SPEs). These are generally categorised as Mortgage SPEs and Other SPEs, and include certain managed funds and repackaging vehicles. As the consolidated entity is exposed to the majority of the residual risk associated with these SPEs, their underlying assets, liabilities, revenues and expenses are reported in the consolidated entity's statement of financial position and income statement.

When assessing whether the consolidated entity controls (and therefore consolidates) an SPE, judgement is required about risks and rewards as well as the consolidated entity's ability to make operational decisions for the SPE. The range of factors that are considered in assessing control include whether:

- the majority of the benefits of an SPEs activities are obtained;
- the majority of the residual ownership risks related to the SPEs assets are obtained;
- the decision-making powers of the SPE vest with the consolidated entity; and
- the SPEs activities are being conducted on behalf of the consolidated entity and according to its specific business needs.

Interests in associates and joint ventures accounted for using the equity method

Associates and joint ventures are entities over which the consolidated entity has significant influence or joint control, but not control, and are accounted for under the equity method except for those which are classified as held for sale (see note 1(xii)). The equity method of accounting is applied in the consolidated financial report and involves the recognition of the consolidated entity's share of its associates' and joint ventures' post-acquisition profits or losses in the income statement, and its share of post-acquisition movements in reserves.

The Company and consolidated entity determine the dates of obtaining/losing significant influence or joint control of another entity based on an assessment of all pertinent facts and circumstances that affect the ability to significantly influence or jointly control the financial and operating policies of that entity. Facts and circumstances that have the most impact include the contractual arrangements agreed with the counterparty, the manner in which those arrangements are expected to operate in practice, and whether regulatory approval is required to complete. The acquisition/disposal date does not necessarily occur when the transaction is closed or finalised under law.

Associates and joint ventures held by the Company are carried in its separate financial statements at cost in accordance with AASB 127 *Consolidated and Separate Financial Statements*.

(iii) Business combinations

The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control. Cost is measured as the aggregate of the fair values (at the date of exchange) of assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus any costs directly attributable to the acquisition. Transaction costs arising on the issue of equity instruments are recognised directly in equity, and those arising on borrowings are capitalised and included in interest expense on an effective yield basis.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the acquisition date. The excess of the cost of acquisition over the fair value of the consolidated entity's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the consolidated entity's share of the fair value of the identifiable net assets of the business acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present values as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Notes to the financial statements
for the financial year ended 31 March 2010
continued

(iv) Segment reporting

Operating segments are identified on the basis of internal reports to senior management about components of the consolidated entity that are regularly reviewed by senior management who have been identified as the chief operating decision makers, in order to allocate resources to the segment and to assess its performance. Information reported to the senior management for the purposes of resource allocation and assessment of performance is specifically focussed on core products and services offered, comprising seven reportable segments as disclosed in note 3. Information about products and services and geographical segments are based on the financial information used to produce the consolidated entity's financial statements.

(v) Foreign currency translation

Functional and presentation currency

Items included in the financial statements of foreign operations are measured using the currency of the primary economic environment in which the foreign operation operates (the functional currency). The Company and consolidated entity's financial statements are presented in Australian dollars (presentation currency), which is the Company's functional currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as a result of meeting cash flow hedge or net investment hedge accounting requirements (see note 1(xi)).

Translation differences on non-monetary items (such as equities) held at fair value through profit or loss, are reported as part of the fair value gain or loss in the income statement. Translation differences on non-monetary items (such as equities) classified as available for sale financial assets are included in the available for sale reserve in equity, unless they form part of fair value hedge relationships in which case the translation differences are recognised in the income statement (see note 1(xi)).

Subsidiaries and other entities

The results and financial position of all foreign operations that have a functional currency other than Australian dollars (the presentation currency) are translated into Australian dollars as follows:

- assets and liabilities for each statement of financial position presented are translated at the closing exchange rate at the date of that statement of financial position
- income and expenses for each income statement are translated at actual exchange rates at the date of the transactions
- all resulting exchange differences are recognised in a separate component of equity – the foreign currency translation reserve.

On consolidation, exchange differences arising from the translation of any net investment in foreign operations and of borrowings and other foreign currency instruments designated as hedges of such investments, are taken directly to the foreign currency translation reserve. When a foreign operation is disposed of or any borrowings forming part of the net investment are repaid, such exchange differences are recognised in the income statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entities and translated at the closing rate.

(vi) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is recognised for each major revenue stream as follows:

Interest income

Interest income is brought to account using the effective interest method. The effective interest method calculates the amortised cost of a financial instrument and allocates the interest income or interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or liability. Fees and transaction costs associated with loans are capitalised and included in the effective interest rate and recognised in the income statement over the expected life of the instrument. Interest income on finance leases is brought to account progressively over the life of the lease consistent with the outstanding investment balance.

Fee and commission income

Fees and commission income and expense that are integral to the effective interest rate on a financial asset or liability are capitalised and included in the effective interest rate and recognised in the income statement over the expected life of the instrument.

Other fees and commission income, including fees from fund management, brokerage, account servicing, corporate advisory, underwriting and securitisation arrangements are recognised as the related services are performed. Where commissions and fees are subject to claw back or meeting certain performance hurdles, they are recognised as income at the point when those conditions can no longer affect the outcome.

Fees charged for performing a significant act in relation to funds managed by the consolidated entity are recognised as revenue when that act has been completed.

Note 1

Summary of significant accounting policies continued

(vi) Revenue recognition continued

Net trading income

Net trading income comprises gains and losses related to trading assets and liabilities and include all realised and unrealised fair value changes, dividends and foreign exchange differences.

Dividends and distributions

Dividends and distributions are recognised as income upon declaration. Dividends from subsidiaries, associates and joint ventures are recognised in profit or loss when the Company's right to receive the dividend is established.

(vii) Income tax

The income tax expense for the year is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction, adjusted for changes in deferred tax assets and liabilities and unused tax losses.

Deferred tax assets are recognised when temporary differences arise between the tax base of assets and liabilities and their respective carrying amounts which give rise to a future tax benefit, or where a benefit arises due to unused tax losses. In both cases, deferred tax assets are recognised only to the extent that it is probable that future taxable amounts will be available to utilise those temporary differences or tax losses. Deferred tax liabilities are recognised when such temporary differences will give rise to taxable amounts being payable in future periods. Deferred tax assets and liabilities are recognised at the tax rates expected to apply when the assets are recovered or the liabilities are settled.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset when there is a legally enforceable right to offset and an intention to either settle on a net basis, or realise the asset and settle the liability simultaneously. Current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

The Company and consolidated entity exercise judgement in determining whether deferred tax assets, particularly in relation to tax losses, are probable of recovery. Factors considered include the ability to offset tax losses within the tax consolidated group in Australia or groups of entities in overseas jurisdictions, the nature of the tax loss, the length of time that tax losses are eligible for carry forward to offset against future taxable profits and whether future taxable profits are expected to be sufficient to allow recovery of deferred tax assets.

The consolidated entity undertakes transactions in the ordinary course of business where the income tax treatment requires the exercise of judgement. The consolidated entity estimates its tax liability based on its understanding of the tax law.

Tax consolidation

The consolidated entity's Australian tax liabilities are determined according to tax consolidation legislation. The Company together with all eligible Australian resident wholly-owned subsidiaries of the Company comprise a tax consolidated group with the Company as the head entity. As a consequence, the relevant subsidiaries are not liable to make income tax payments and do not recognise any current tax balances or any deferred tax assets arising from unused tax losses. Under the terms and conditions of a tax funding agreement, the Company charges each subsidiary for all current tax liabilities incurred in respect of their activities and reimburses each subsidiary for any tax assets arising from unused tax losses.

Should the Company be in default of its tax payment obligations, or a default is probable, the current tax balances of the subsidiaries will be determined in accordance with the terms and conditions of a tax sharing agreement between the Company and entities in the consolidated entity.

(viii) Cash collateral on securities borrowed/lent and reverse repurchase/repurchase agreements

As part of its trading activities, the consolidated entity borrows and lends securities on a collateralised basis. The securities subject to the borrowing/lending are not derecognised from the statements of financial position of the relevant parties, as the risks and rewards of ownership remain with the initial holder. Where cash is provided as collateral, the cash paid to third parties on securities borrowed is recorded as a receivable, while cash received from third parties on securities lent is recorded as a borrowing.

Reverse repurchase transactions, where the consolidated entity purchases securities under an agreement to resell, and repurchase transactions, where the consolidated entity sells securities under an agreement to repurchase, are also conducted on a collateralised basis. The securities subject to the reverse repurchase/repurchase agreements are not derecognised from the statements of financial position of the relevant parties, as the risks and rewards of ownership remain with the initial holder. Where cash is provided as collateral, the cash paid to third parties on the reverse repurchase agreement is recorded as a receivable, while cash received from third parties on the repurchase agreement is recorded as a borrowing.

Fees and interest relating to securities borrowing/lending and reverse repurchase/repurchase agreements are recognised in the income statement using the effective interest method, over the expected life of the agreements.

The consolidated entity continually reviews the fair values of the securities on which the above transactions are based and, where appropriate, requests or provides additional collateral to support the transactions, in accordance with the underlying agreements.

Notes to the financial statements for the financial year ended 31 March 2010 continued

(ix) Trading portfolio assets and liabilities

Trading portfolio assets (long positions) comprise debt and equity securities, bank bills, treasury notes, bullion and commodities purchased with the intent of being actively traded. Trading portfolio liabilities (short positions) comprise obligations to deliver assets across the same trading categories, which the Company and consolidated entity have short-sold and are actively traded.

Assets and liabilities included in the trading portfolio are carried at fair value (see note 43). Realised gains and losses, and unrealised gains and losses arising from changes in the fair value of the trading portfolio are recognised as net trading income in the income statement in the period in which they arise. Dividend income or expense on the trading portfolio is recognised in the income statement as net trading income.

The consolidated entity uses trade date accounting when recording regular way purchases and sales of financial assets. At the date the transaction is entered into (trade date), the consolidated entity recognises the resulting financial asset or liability and any subsequent unrealised profits or losses arising from revaluing that contract to fair value in the income statement. When the consolidated entity becomes party to a sale contract of a financial asset, it derecognises the asset and recognises a trade receivable from trade date until settlement date.

(x) Derivative instruments

Derivative instruments entered into by the consolidated entity include futures, forwards and forward rate agreements, swaps and options in the interest rate, foreign exchange, commodity and equity markets. These derivative instruments are principally used for the risk management of existing financial assets and financial liabilities.

All derivatives, including those used for statement of financial position hedging purposes, are recognised on the statement of financial position and are disclosed as an asset where they have a positive fair value at balance date or as a liability where the fair value at balance date is negative.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and subsequently remeasured to their fair value. Fair values are obtained from quoted market prices in active markets including recent market transactions, and valuation techniques including discounted cash flow models and option pricing models, as appropriate. Movements in the carrying amounts of derivatives are recognised in the income statement in net trading income, unless the derivative meets the requirements for hedge accounting.

The best evidence of a derivative's fair value at initial recognition is its transaction price, unless its fair value is evidenced by comparison with other observable current market transactions in the same instrument, or based on a valuation technique for which variables include only data from observable markets. Where such alternative evidence exists, the consolidated entity recognises profits immediately when the derivative is recognised.

(xi) Hedge accounting

The consolidated entity designates certain derivatives or financial instruments as hedging instruments in qualifying hedge relationships. On initial designation of the hedge, the consolidated entity documents the hedging relationship between hedging instruments and hedged items, as well as its risk management objectives and strategies. The consolidated entity also documents its assessment, both at hedge inception and on an ongoing basis, of whether hedging relationships have been and will continue to be highly effective. Derivatives or financial instruments can be designated in one of three types of hedge relationships:

Cash flow hedges

For a derivative or financial instrument designated as hedging the variability in cash flows attributable to a particular risk associated with a recognised asset or liability (or a highly probable forecast transaction), the gain or loss on the derivative or financial instrument associated with the effective portion of the hedge is initially recognised in equity in the cash flow hedging reserve and subsequently released to the income statement when the hedged item affects the income statement. The gain or loss relating to the ineffective portion of the hedge is recognised immediately in the income statement.

Fair value hedges

For a derivative or financial instrument designated as hedging the change in fair value of a recognised asset or liability (or an unrecognised firm commitment), the gain or loss on the derivative or financial instrument is recognised in the income statement immediately, together with the loss or gain on the hedged asset or liability that is attributable to the hedged risk.

Net investment hedges

For a derivative or borrowing designated as hedging a net investment in a foreign operation, the gain or loss on revaluing the derivative or borrowing associated with the effective portion of the hedge is recognised in the foreign currency translation reserve and subsequently released to the income statement when the foreign operation is disposed of. The ineffective portion is recognised in the income statement immediately.

The fair values of various financial instruments used for hedging purposes are disclosed in note 40. Movements in the cash flow hedging reserve in equity are shown in note 32.

Note 1

Summary of significant accounting policies continued

(xii) Investments and other financial assets

With the exception of trading portfolio assets, derivatives and investments in associates and joint ventures, which are classified separately in the statement of financial position, the remaining investments in financial assets are classified into the following categories: loans and receivables (loan assets held at amortised cost and amounts due from subsidiaries), other financial assets at fair value through profit or loss, investment securities available for sale and non-current assets and assets of disposal groups classified as held for sale. The classification depends on the purpose for which the financial asset was acquired, which is determined at initial recognition and, except for other financial assets at fair value through profit or loss, is re-evaluated at each reporting date.

Loans and receivables

Loan assets held at amortised cost and amounts due from subsidiaries are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Other financial assets at fair value through profit or loss

This category includes only those financial assets which have been designated by management as held at fair value through profit or loss on initial recognition. The policy of management is to designate a financial asset as such if the asset contains embedded derivatives which must otherwise be separated and carried at fair value; if it is part of a group of financial assets managed and evaluated on a fair value basis; or if by doing so eliminates or significantly reduces, a measurement or recognition inconsistency that would otherwise arise. Interest income on debt securities designated as at fair value through profit or loss is recognised in the income statement in interest income using the effective interest method as disclosed in note 1(vi).

Investment securities available for sale

Investment securities available for sale comprise securities that are not actively traded and are intended to be held for an indefinite period. Such securities are available for sale and may be sold should the need arise, including purposes of liquidity, or due to the impacts of changes in interest rates, foreign exchange rates or equity prices.

Investment securities available for sale are initially carried at fair value plus transaction costs. Gains and losses arising from subsequent changes in fair value are recognised directly in the available for sale reserve in equity until the asset is derecognised or impaired, at which time the cumulative gain or loss is recognised in the income statement. Fair values of quoted investments in active markets are based on current bid prices.

If the relevant market is not considered active (or the securities are unlisted), fair value is established by using valuation techniques, including recent arm's length transactions, discounted cash flow analysis and other valuation techniques commonly used by market participants.

Interest income on debt securities available for sale is recognised in the income statement in interest income using the effective interest method as disclosed in note 1(vi).

Non-current assets and disposal groups classified as held for sale

This category includes interests in associates and joint ventures for which their carrying amount will be recovered principally through a sale transaction rather than continuing use, and subsidiaries acquired exclusively with a view to resale. These assets are classified as held for sale when it is highly probable that the asset will be sold within the 12 months subsequent to being classified as such.

Non-current assets and disposal groups classified as held for sale are presented separately on the face of the statement of financial position. Revenue and expenses from disposal groups are presented as a single amount on the face of the income statement. Financial instruments that are part of disposal groups within the scope of AASB 5 *Non-current Assets Held for Sale and Discontinued Operations* are not subject to the disclosure requirements of AASB 7 *Financial Instruments: Disclosures.*

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. These assets are not depreciated.

An impairment loss is recognised for any initial or subsequent write down of the asset to fair value less costs to sell. A gain is recognised for any subsequent increase in fair value less costs to sell, limited by the cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of sale is recognised at the date of sale.

Notes to the financial statements for the financial year ended 31 March 2010 continued

(xiii) Impairment

Loan assets held at amortised cost

Loan assets are subject to regular review and assessment for possible impairment. Provisions for impairment on loan assets are recognised based on an incurred loss model and re-assessed at each balance sheet date. A provision for impairment is recognised when there is objective evidence of impairment, and is calculated based on the present value of expected future cash flows, discounted using the original effective interest rate.

Specific provisions for impairment are recognised where impairment of individual loans are identified. Where individual loans are found not to be impaired, they are placed into pools of assets with similar risk profiles and collectively assessed for losses that have been incurred but are not yet specifically identifiable.

The consolidated entity makes judgements as to whether there is any observable data indicating that there is a significant decrease in the estimated future cash flows from a portfolio of loans before the decrease can be identified with an individual loan in that portfolio. This evidence may include observable data indicating that there has been an adverse change in the payment status of the borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience. Changes in assumptions used for estimating future cash flows could result in a change in the estimated provisions for impairment on loan assets at balance sheet date.

If, in a subsequent period, the amount of impairment losses decrease and the decrease can be related objectively to an event occurring after the impairment losses were recognised, the previously recognised impairment losses are reversed through the income statement to the extent of what the amortised cost would have been had the impairment not been recognised.

Investment securities available for sale

The consolidated entity performs an assessment at each balance sheet date to determine whether there is any objective evidence that available for sale financial assets have been impaired. Impairment exists if there is objective evidence of impairment as a result of one or more events (loss event) which have an impact on the estimated future cash flows of the financial asset that can be reliably estimated.

For equity securities classified as available for sale, the main indicators of impairment are: significant changes in the market/economic or legal environment and a significant or prolonged decline in fair value below cost.

In making this judgement, the consolidated entity evaluates among other factors, the normal volatility in share price and the period of time for which fair value has been below cost.

In the case of debt securities classified as available for sale, observable data that relates to loss events are considered, including adverse changes in the payment status of the issuer and national or local economic conditions that correlate with defaults on those assets.

In addition, impairment may be appropriate when there is evidence of deterioration in the financial condition of the investee, industry and sector performance, operational and financing cash flows or changes in technology.

When the fair value of an available for sale financial asset is less than its initial carrying amount and there is objective evidence that the asset is impaired, the cumulative loss recognised directly in equity is removed from equity and recognised in the income statement.

Impairment losses recognised in the income statement for equity securities classified as available for sale are not subsequently reversed through the income statement. However impairment losses recognised for debt investment securities classified as available for sale are subsequently reversed through the income statement if the fair value increases and the increase can be objectively related to an event after the impairment loss was recognised in the income statement.

Interests in associates and joint ventures

The consolidated entity performs an assessment at each balance sheet date to determine whether there is any objective evidence that its interests in associates and joint ventures are impaired. The entire carrying amount of each investment in associate and joint venture is considered in the assessment. The main indicators of impairment are as for equity securities classified as available for sale, disclosed above.

If there is an indication that an investment in an associate or joint venture may be impaired, then the entire carrying amount of the investment in associate or joint venture is tested for impairment by comparing the recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Impairment losses recognised in the income statement for investments in associates and joint ventures are subsequently reversed through the income statement if the recoverable amount increases and the increase can be objectively related to an event after the impairment loss was recognised in the income statement.

(xiv) Life insurance business

The life insurance business is comprised of insurance contracts and investment contracts as defined in AASB 4 *Insurance Contracts*. The following are key accounting policies in relation to the life insurance business:

Note 1

Summary of significant accounting policies continued

(xiv) Life insurance business continued

Disclosure

The consolidated financial statements includes the assets, liabilities, income and expenses of the life insurance business conducted by a subsidiary of the Company in accordance with AASB 139 *Financial Instruments: Recognition and Measurement*, and AASB 1038 *Life Insurance Contracts* to investment contracts and assets backing insurance liabilities, respectively. These amounts represent the total life insurance business of the subsidiary, including underlying amounts that relate to both policyholders and shareholders of the life insurance business.

Investment assets

Investment assets are carried at fair value through profit or loss. Fair values of quoted investments in active markets are based on current bid prices. If the relevant market is not considered active (and for unlisted securities), fair value is established by using valuation techniques, including recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Changes in fair values are recognised in the income statement in the financial period in which the changes occur.

Restriction on assets

Investments held in the Life Funds can only be used within the restrictions imposed under the Life Insurance Act 1995. The main restrictions are that the assets in a fund can only be used to meet the liabilities and expenses of the fund, acquire investments to further the business of the fund or pay distributions when solvency and capital adequacy requirements allow. Shareholders can only receive a distribution when the capital adequacy requirements of the Life Insurance Act 1995 are met.

Policy liabilities

Life insurance liabilities are measured as the accumulated benefits to policyholders in accordance with AASB 139 and AASB 1038, which apply to investment contracts and assets backing insurance liabilities, respectively.

(xv) Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses, if any. Property, plant and equipment are reviewed for impairment annually. Historical cost includes expenditure directly attributable to the acquisition of the asset.

Depreciation on assets is calculated on a straight-line basis to allocate the difference between cost and residual values over their estimated useful lives, at the following rates:

Furniture and fittings	10 to 20 per cent
Leasehold improvements[1]	20 per cent
Computer equipment	33 to 50 per cent
Plant and equipment	20 to 33 per cent
Infrastructure assets	5 to 20 per cent

[1] Where remaining lease terms are less than five years, leasehold improvements are depreciated over the remaining lease term.

Useful lives and residual values are reviewed annually and reassessed in light of commercial and technological developments. If an asset's carrying value is greater than its recoverable amount due to an adjustment to its useful life, residual value or an impairment, the carrying amount is written down immediately to its recoverable amount. Adjustments arising from such items and on disposal of property, plant and equipment are recognised in the income statement.

Gains and losses on disposal are determined by comparing proceeds with the asset's carrying amount and are recognised in the income statement.

(xvi) Goodwill and other identifiable intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the consolidated entity's share of the net identifiable assets of the acquired entity at the date of acquisition. Goodwill arising from business combinations is included in intangible assets on the face of the statement of financial position. Goodwill arising from acquisitions of associates is included in the carrying amount of investments in associates.

Other identifiable intangible assets

Licences and trading rights are carried at cost less accumulated impairment losses. These assets are not amortised because they are considered to have an indefinite useful life.

Management rights have a finite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of management rights over the estimated useful life, usually a period not exceeding 20 years.

Customer and servicing contracts acquired with a finite useful life are carried at cost less accumulated amortisation and any impairment losses. Amortisation is calculated based on the timing of projected cash flows of the relationships over their estimated useful lives.

Customer and servicing contracts with an indefinite useful life are carried at cost less accumulated impairment losses.

Notes to the financial statements for the financial year ended 31 March 2010 continued

Software
Certain internal and external costs directly incurred in acquiring and developing certain software are capitalised and amortised over the estimated useful life, usually a period of three years. Costs incurred on software maintenance are expensed as incurred.

Impairment
Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Intangible assets (other than goodwill) that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(xvii) Financial liabilities

The consolidated entity has on issue debt securities and instruments which are initially recognised at fair value net of transaction costs incurred, and subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Other financial liabilities at fair value through profit or loss
This category includes only those financial liabilities which have been designated by management as held at fair value through profit or loss on initial recognition. The policy of management is to designate a financial liability as such if: the liability contains embedded derivatives which must otherwise be separated and carried at fair value; the liability is part of a group of financial assets and financial liabilities managed and evaluated on a fair value basis; or if by doing so eliminates (or significantly reduces) a measurement or recognition inconsistency that would otherwise arise. Interest expense on such items is recognised in the income statement in interest expense.

(xviii) Provisions

Employee benefits

A liability for employee benefits is recognised by the entity that has the obligation to the employee. Generally, this is consistent with the legal position of the parties to the employment contract.

Liabilities for unpaid salaries, salary related costs and provisions for annual leave are recorded in the statement of financial position at the salary rates which are expected to be paid when the liability is settled. Provisions for long service leave and other long-term benefits are recognised at the present value of expected future payments to be made.

In determining this amount, consideration is given to expected future salary levels and employee service histories. Expected future payments are discounted to their net present value using discount rates on high quality corporate bonds, except where there is no deep market, in which case rates on Commonwealth Government securities are used. Such discount rates have terms that match as closely as possible the expected future cash flows.

Provisions for unpaid employee benefits are derecognised when the benefit is settled, or is transferred to another entity and the Company and consolidated entity are legally released from the obligation and do not retain a constructive obligation.

Dividends

Provisions for dividends to be paid by the Company are recognised on the statement of financial position as a liability and a reduction in retained earnings when the dividend has been declared.

(xix) Earnings per share

Basic earnings per share is calculated by dividing the consolidated entity's profit attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the financial year.

Diluted earnings per share is calculated by dividing the consolidated entity's profit attributable to ordinary equity holders by the weighted average number of ordinary shares that would be issued on the exchange of all the dilutive potential ordinary shares into ordinary shares.

Refer to note 6 for information concerning the classification of securities.

(xx) Performance based remuneration

Share based payments

The consolidated entity operates share-based compensation plans, which include options granted to employees and shares granted to employees under share acquisition plans. Information relating to these schemes is set out in note 36. The consolidated entity recognises an expense (and equity reserve) for its shares and options granted to employees. The shares and options are measured at the grant dates based on their fair value and in the case of options, using the number expected to vest. This amount is recognised as an expense evenly over the respective vesting periods.

Performance hurdles attached to options, and Performance Share Units (PSUs) under the Macquarie Group Employee Retained Equity Plan (MEREP), that are issued to the Executive Officers are not taken into account when determining the fair value of the options at grant date. Instead, these vesting conditions are taken into account by adjusting the number of equity instruments expected to vest.

Note 1

Summary of significant accounting policies continued

(xx) Performance based remuneration continued

Share based payments continued

The fair value of each option granted in prior years was estimated on the date of grant using standard option pricing techniques based on the Black-Scholes theory. The following key assumptions were adopted for grants made in the prior financial year:

- risk free interest rate: 6.77 per cent (weighted average);
- expected life of options: four years;
- volatility of share price: 24 per cent; and
- dividend yield: 3.47 per cent per annum.

In the current year, the consolidated entity established a new equity plan, MEREP. Restricted Share Units (RSUs)/Deferred Share Units (DSUs) and PSUs for Executive Committee members, have been granted in the current year in respect of 2009. The fair value of each of these grants is estimated using the Company's share price on the date of grant, and for each PSU also incorporates a discounted cash flow method using the following key assumptions:

- risk free interest rate: 5.24 per cent (weighted average);
- expected life of PSU: four years; and
- dividend yield: 3.47 per cent per annum.

While RSUs/DSUs, and PSUs for Executive Committee members, in respect of the current year's performance will be granted in the following financial year, the Company begins recognising an expense (based on an initial estimate) from 1 April of the current financial year related to these future grants. The expense is estimated using the Company's share price as at 31 March 2010 (and for PSUs, also incorporates a risk free interest rate of 5.75 per cent; an expected life of four years; and a dividend yield of 3.47 per cent per annum). In the following financial year, the Company will adjust the accumulated expense recognised for the final determination of fair value for each RSU/DSU and PSU to be granted when granted, and will use this valuation for recognising the expense over the remaining vesting period.

Where options and shares are issued by the Company to employees of subsidiaries and the Company is not subsequently reimbursed by those subsidiaries, the Company recognises the equity provided as a capital contribution to the subsidiaries. Where the Company is reimbursed, the Company recognises any amount received in advance (of the share-based payment to be recognised as an expense over the future vesting period) as a liability to those subsidiaries.

On transition to MEREP, RSUs/DSUs were granted in place of 2009 and some prior years' retained profit share. Where certain Executive Directors' retained profit share relating to 2008 and prior years was voluntarily invested in MEREP at a price of $36.36 per share (Transitioned Amounts), this is accounted for with the Transitioned Amounts being reclassified from a profit share liability to equity, and the discount to the fair value per RSU/DSU at grant date being treated as a share-based payment.

Further, Executive Directors' retained profit share relating to 2009 that is no longer to be paid in cash is reversed in the current year and recognised in profit, and the RSUs/DSUs granted are accounted for as a share-based payment from 1 April 2009.
The consolidated entity annually revises its estimates of the number of shares (including those delivered through MEREP) and options that are expected to vest. Where appropriate, the impact of revised estimates are reflected in the income statement over the remaining vesting period, with a corresponding adjustment to the share based payments reserve in equity.

Profit share remuneration

The consolidated entity recognises a liability and an expense for profit share remuneration to be paid in cash, based on a formula that takes into consideration the consolidated entity's profit from ordinary activities after income tax and its earnings over and above the estimated cost of capital.

(xxi) Cash and cash equivalents

Cash and cash equivalents include cash and balances with central banks and short-term amounts included in due from banks. Negotiable certificates of deposit with an original maturity of less than 3 months are included within cash and cash equivalents and negotiable certificates of deposit with an original maturity greater than 3 months are included within trading portfolio assets or investment securities available for sale.

(xxii) Leases

Where finance leases are granted to third parties, the present value of the lease payments is recognised as a receivable and included in loan assets held at amortised cost. The difference between the gross receivable and the present value of the receivable is recognised as unearned interest income. Lease income is recognised over the term of the lease using the effective interest method, which reflects a constant rate of return.

Leases entered into by the Company and consolidated entity as lessee are primarily operating leases. The total fixed payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

Purchased assets, where the consolidated entity is the lessor under operating leases, are carried at cost and depreciated over their useful lives which vary depending on each class of asset and range from 3 to 40 years. Assets under operating leases are included in other assets.

(xxiii) Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount reported on the statement of financial position when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the financial asset and settle the financial liability simultaneously.

(xxiv) Loan capital

Loan capital is debt issued by the consolidated entity with terms and conditions that qualify for inclusion as capital under APRA Prudential Standards. Loan capital debt issues are initially recorded at fair value plus directly attributable transaction costs and thereafter at either amortised cost using the effective interest method (for convertible preference securities and subordinated debt at amortised cost) or at fair value through profit or loss (for subordinated debt at fair value through profit and loss).

(xxv) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(xxvi) Transactions with minorities

Transactions with minorities are recognised in the consolidated entity's financial statements using the parent-entity approach. For securities held by minority interests that are purchased by the consolidated entity at a price less than the securities' carrying amount, then the difference is recognised as a gain in the income statement.

(xxvii) Comparatives

Where necessary, comparative information has been restated to conform with changes in presentation in the current year.

(xxviii) Rounding of amounts

The Company is of a kind referred to in ASIC Class Order 98/0100 (as amended), relating to the rounding off of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest million dollars unless otherwise indicated.

Notes to the financial statements for the financial year ended 31 March 2010 continued

Note 2

Profit for the financial year

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Net interest income				
Interest and similar income received/receivable:				
Other entities	4,591	6,420	–	–
Subsidiaries (note 34)	–	–	453	842
Interest expense and similar charges paid/payable:				
Other entities	(3,511)	(5,482)	(363)	(315)
Subsidiaries (note 34)	–	–	(93)	(524)
Net interest income/(expense)	1,080	938	(3)	3
Fee and commission income				
Base fees	926	921	–	–
Performance fees	57	234	–	–
Mergers and acquisitions, advisory and underwriting fees	1,085	1,229	–	–
Brokerage & commissions	1,077	1,037	–	–
Other fee and commission income	532	569	–	–
Income from life investment contracts and other unitholder investment assets (note 16)	44	55	–	–
Total fee and commission income	3,721	4,045	–	–
Net trading income[1]				
Equities	590	144	–	–
Commodities	665	583	–	–
Foreign exchange products	145	132	–	–
Interest rate products	(101)	298	–	–
Net trading income	1,299	1,157	–	–
Share of net (losses)/profits of associates and joint ventures accounted for using the equity method	(230)	74	–	–

[1] Included in net trading income are fair value losses of $288 million (2009: $64 million gain) relating to financial assets and financial liabilities designated as held at fair value through profit or loss. This includes $255 million loss (2009: $274 million gain) as a result of changes in own credit spread on issued debt and subordinated debt carried at fair value. Fair value changes relating to derivatives are also reported in net trading income which partially offsets the fair value changes relating to the financial assets and financial liabilities designated at fair value. This also includes fair value changes on derivatives used to hedge the consolidated entity's economic interest rate risk where hedge accounting requirements are not met – refer to note 1(xi) – Summary of significant accounting policies.

Notes to the financial statements for the financial year ended 31 March 2010 continued

Note 2

Profit for the financial year continued

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Other operating income and charges				
Net gains on sale of investment securities available for sale	96	143	–	–
Impairment charge on investment securities available for sale	(77)	(306)	–	–
Net gains on sale of associates (including associates held for sale) and joint ventures	50	81	–	–
Impairment charge on investments in associates (including associates held for sale) and joint ventures[1]	(357)	(714)	–	–
Impairment on subsidiaries	–	–	–	(13,163)
Net income from disposal groups held for sale	–	91	–	–
Impairment charge on disposal groups held for sale[2]	–	(192)	–	–
Gain on acquiring, disposing and change in ownership interest in subsidiaries and businesses held for sale	393	323	–	–
Impairment charge on non-financial assets	(36)	(75)	–	–
Sale of management rights[3]	428	–	–	–
Gain on repurchase of subordinated debt	55	–	–	–
Net operating lease income[4]	138	183	–	–
Dividends/distributions received/receivable:				
Investment securities available for sale	22	49	–	–
Subsidiaries (note 34)	–	–	380	858
Collective allowance for credit losses written back/(provided for) during the financial year (note 10)	2	(90)	–	–
Specific provisions:				
Loan assets provided for during the financial year (note 10)	(177)	(344)	–	–
Other receivables provided for during the financial year	(45)	(40)	–	–
Recovery of loans previously provided for (note 10)	37	17	–	–
Recovery of other receivables previously provided for	17	–	–	–
Loan losses written-off	(69)	(54)	–	–
Recovery of loans previously written-off	19	10	–	–
Other income	272	230	5	–
Total other operating income and charges	768	(688)	385	(12,305)
Net operating income/(expenses)	6,638	5,526	382	(12,302)

[1] Includes impairment reversals of $43 million (2009: $nil).

[2] Impairment charge arising from the reclassification of the Italian mortgages business as a disposal group held for sale.

[3] Sale of management rights to Macquarie Airports, Macquarie Media Group and Macquarie Infrastructure Group as part of the internalisation of the management of these funds.

[4] Includes rental income of $370 million (2009: $466 million) less depreciation of $232 million (2009: $283 million) in relation to operating leases where the consolidated entity is the lessor.

Note 2

Profit for the financial year continued

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Employment expenses				
Salary and salary related costs including commissions, superannuation and performance-related profit share	(2,595)	(2,098)	(3)	(3)
Share based payments	(224)	(128)	–	–
Provision for annual leave	(21)	(19)	–	–
Provision for long service leave	(8)	(2)	–	–
Total compensation expense	(2,848)	(2,247)	(3)	(3)
Other employment expenses including on-costs, staff procurement and staff training	(253)	(112)	–	–
Total employment expenses	(3,101)	(2,359)	(3)	(3)
Brokerage and commission expenses				
Brokerage expenses	(501)	(466)	–	–
Other fee and commission expenses	(144)	(219)	(5)	(6)
Total brokerage and commission expenses	(645)	(685)	(5)	(6)
Occupancy expenses				
Operating lease rental	(287)	(224)	–	–
Depreciation: furniture, fittings and leasehold improvements (note 18)	(124)	(95)	–	–
Other occupancy expenses	(71)	(74)	–	–
Total occupancy expenses	(482)	(393)	–	–
Non-salary technology expenses				
Information services	(128)	(121)	–	–
Depreciation: computer equipment (note 18)	(50)	(60)	–	–
Other non-salary technology expenses	(105)	(82)	–	–
Total non-salary technology expenses	(283)	(263)	–	–
Other operating expenses				
Professional fees	(265)	(301)	–	(1)
Auditor's remuneration (note 44)	(22)	(24)	(1)	(1)
Travel and entertainment expenses	(160)	(204)	–	–
Advertising and promotional expenses	(51)	(45)	–	–
Communication expenses	(41)	(43)	–	–
Amortisation of intangibles	(32)	(35)	–	–
Depreciation: communication equipment (note 18)	(7)	(4)	–	–
Other expenses	(255)	(181)	(19)	(27)
Total other operating expenses	(833)	(837)	(20)	(29)
Total operating expenses	(5,344)	(4,537)	(28)	(38)

Note 3
Segment reporting

(i) **Operating segments**

For internal reporting and risk management purposes, the consolidated entity is divided into five operating groups, two operating divisions and a corporate group. These segments have been set up based on the different core products and services offered:

Macquarie Securities Group activities include institutional/retail derivatives, structured equity finance, arbitrage trading, synthetic products, capital management, collateral management and securities borrowing and lending. It is a full service institutional cash equities broker in the Asia Pacific region and South Africa and specialised in the rest of the world. It provides an equity capital markets service through a joint venture with Macquarie Capital Advisers.

Macquarie Capital comprises Macquarie Group's corporate advisory, equity underwriting and specialised funds management businesses (including infrastructure and real estate funds).

Macquarie Funds Group is a full service fund manager that manages assets for pension funds, institutional and retail investors.

Fixed Income, Currencies and Commodities provides a variety of trading, research, sales and financing services across the globe with an underlying specialisation in interest rate, commodity or foreign exchange related institutional trading, marketing, lending, clearing or platform provision.

Corporate and Asset Finance Division provides innovative and traditional capital, finance and related services to clients operating in selected international markets. Corporate and Asset Finance specialises in leasing and asset finance, tailored debt and finance solutions and asset remarketing, sourcing and trading.

Real Estate Banking Division encompasses real estate funds management, asset management, real estate investment, advisory, development management and real estate project and development financing.

Banking and Financial Services Group is the primary relationship manager for Macquarie Group's retail client base. The group brings together Macquarie Group's retail banking and financial services businesses, providing a diverse range of wealth management products and services to financial advisers, stockbrokers, mortgage brokers, professional service industries and the end consumer.

Corporate includes Group Treasury, head office and central support functions. Costs within Corporate include unallocated head office costs, employment related costs, earnings on capital, non-trading derivative volatility, income tax expense and expenses attributable to minority interests. Corporate is not considered an operating group.

Any transfers between segments are determined on an arm's length basis and eliminate on consolidation.

Segment information has been prepared in conformity with the consolidated entity's segment accounting policy. In accordance with AASB 8 *Operating Segments*, comparative information has been restated to reflect current reportable operating segments.

Notes to the financial statements
for the financial year ended 31 March 2010 continued

Note 3
Segment reporting continued

The following is an analysis of the consolidated entity's revenue and results by reportable segment for the financial year:

	Macquarie Securities Group $m	Macquarie Capital $m	Macquarie Funds Group $m
Revenues from external customers	**1,515**	**2,725**	**1,142**
Inter-segmental revenue/(expense)[1]	**132**	**(377)**	**(14)**
Interest revenue	**235**	**76**	**161**
Interest expense	**(167)**	**(69)**	**(40)**
Depreciation and amortisation	**(16)**	**(79)**	**(17)**
Share of net profits/(losses) of associates and joint ventures accounted for using the equity method	**2**	**(218)**	**10**
Net operating income/(expense) from non-current assets held for sale	**–**	**–**	**–**
Reportable segment profit/(loss)	**580**	**657**	**95**
Reportable segment assets	**20,926**	**6,861**	**8,124**
Revenues from external customers	1,611	2,529	726
Inter-segmental revenue/(expense)[1]	107	(322)	(36)
Interest revenue	545	142	212
Interest expense	(376)	(53)	(42)
Depreciation and amortisation	(15)	(55)	(3)
Share of net profits/(losses) of associates and joint ventures accounted for using the equity method	3	10	(12)
Net operating income/(expense) from non-current assets held for sale	–	94	–
Reportable segment profit/(loss)	275	257	45
Reportable segment assets	18,145	9,104	8,832

[1] Internal reporting systems do not enable the separation of intersegment revenues and expenses. The net position is disclosed above. The key inter-segmental item is internal interest and funding costs charged to businesses for funding of their business net assets.

Fixed Income Currencies and Commodities $m	Corporate and Asset Finance Division $m	Real Estate Banking Division $m	Banking and Financial Services Group $m	Corporate $m	Total $m
					Consolidated 2010
1,977	**1,029**	**155**	**2,233**	**952**	**11,728**
(74)	**(303)**	**(105)**	**122**	**619**	**-**
651	**1,003**	**76**	**1,494**	**895**	**4,591**
(383)	**(184)**	**(5)**	**(1,054)**	**(1,609)**	**(3,511)**
(109)	**(109)**	**(2)**	**(32)**	**(81)**	**(445)**
11	**1**	**(31)**	**2**	**(7)**	**(230)**
-	**-**	**-**	**-**	**-**	**-**
827	**264**	**(152)**	**261**	**(1,482)**	**1,050**
42,388	**14,518**	**1,835**	**29,843**	**21,445**	**145,940**
					Consolidated 2009
1,902	733	299	3,443	1,675	12,918
(111)	(194)	(211)	(418)	1,185	-
782	652	173	2,693	1,221	6,420
(539)	(252)	(6)	(1,902)	(2,312)	(5,482)
(9)	(265)	(2)	(16)	(76)	(441)
69	(1)	5	(7)	7	74
(3)	-	-	-	-	91
509	66	(362)	(99)	180	871
45,994	9,078	3,061	32,080	22,850	149,144

Notes to the financial statements
for the financial year ended 31 March 2010 continued

Note 3

Segment reporting continued

(ii) Products and services

For the purposes of preparing a segment report based on products and services, the activities of the consolidated entity have been divided into four areas:

Asset and Wealth Management: distribution and manufacture of funds management products;

Financial Markets: trading in fixed income, equities, currency, commodities and derivative products;

Capital Markets: corporate and structured finance, advisory, underwriting, facilitation, broking and real estate/property development; and

Lending: banking activities, mortgages and leasing.

	Asset and Wealth Management $m	Financial Markets $m	Capital Markets $m	Lending $m	Total $m
					Consolidated 2010
Revenues from external customers	**3,145**	**3,417**	**2,534**	**2,632**	**11,728**
					Consolidated 2009
Revenues from external customers	2,769	4,299	1,988	3,862	12,918

(iii) Geographical areas

Geographical segments have been determined based on where the transactions have been booked. The operations of the consolidated entity are headquartered in Australia.

	Revenues from external customers $m	Non-current assets[1] $m
		Consolidated 2010
Australia	**6,438**	**318**
Asia Pacific	**1,436**	**75**
Europe, Middle East and Africa	**1,859**	**236**
Americas	**1,995**	**1,432**
Total	**11,728**	**2,061**
		Consolidated 2009
Australia	7,130	240
Asia Pacific	1,264	108
Europe, Middle East and Africa	2,512	93
Americas	2,012	923
Total	12,918	1,364

[1] Non-current assets consist of intangible assets and property, plant and equipment.

(iv) Major customers

The consolidated entity does not rely on any major customer.

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m

Note 4

Income tax (expense)/benefit

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
(a) Income tax (expense)/benefit				
Current tax (expense)/benefit	**(154)**	(417)	**321**	(355)
Deferred tax (expense)/benefit	**(47)**	402	**(312)**	367
Total	**(201)**	(15)	**9**	12
Deferred income tax (expense)/benefit included in income tax (expense)/benefit comprises:				
(Decrease)/increase in deferred tax assets	**184**	284	**(312)**	367
(Increase)/decrease in deferred tax liabilities	**(231)**	118	**-**	-
Total	**(47)**	402	**(312)**	367
(b) Numerical reconciliation of income tax (expense)/benefit to prima facie tax payable				
Prima facie income tax (expense)/benefit on operating profit[1]	**(388)**	(297)	**(106)**	3,702
Tax effect of amounts which are non-assessable/ (not deductible) in calculating taxable income:				
Rate differential on offshore income	**257**	242	**2**	3
Distribution provided on Macquarie Income Preferred Securities and related distributions	**3**	13	**-**	-
Non-deductible share-based payments expense	**(34)**	(38)	**-**	-
Other items	**(39)**	65	**-**	-
Impairment charge on subsidiary	**-**	-	**-**	(3,950)
Intragroup dividends	**-**	-	**113**	257
Total income tax (expense)/benefit	**(201)**	(15)	**9**	12
(c) Tax (expense)/benefit relating to items of other comprehensive income				
Available for sale reserves	**(3)**	52	**-**	-
Cash flow hedges	**(77)**	108	**-**	-
Foreign currency translation reserve	**(151)**	-	**-**	-
Share of other comprehensive income of associates and joint ventures	**(15)**	25	**-**	-
Total tax (expense)/benefit relating to items of other comprehensive income	**(246)**	185	**-**	-

[1] Prima facie income tax on operating profit is calculated at the rate of 30 per cent (2009: 30 per cent). The Australian tax consolidated group has a tax year ending on 30 September.

Notes to the financial statements for the financial year ended 31 March 2010 continued

Note 5

Dividends paid and distributions paid or provided

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
(i) Dividends paid				
Ordinary share capital				
Interim dividend paid ($0.86 (2009: $1.45) per share)[1]	**287**	410	**286**	408
2009 Final dividend paid ($0.40 (2008: $2.00) per share)[2]	**122**	552	**121**	549
Total dividends paid (note 32)	**409**	962	**407**	957

[1] Interim dividend paid by the consolidated entity includes $1 million (2009:$2 million) of dividends paid to the holders of exchangeable shares as detailed in note 31 – Contributed equity.

[2] Final dividend paid by the consolidated entity includes $1 million (2009: $3 million) of dividends paid to the holders of exchangeable shares as detailed in note 31 – Contributed equity.

The final dividend paid during the financial year was 60 per cent franked at the 30 per cent corporate tax rate (full year to 31 March 2009: 100 per cent franked at 30 per cent corporate tax rate). The interim dividend paid during the financial year was unfranked (half year to 31 March 2009: 80 per cent franked at the 30 per cent corporate tax rate). The dividends paid to holders of exchangeable shares were not franked.

The Company's Dividend Reinvestment Plan (DRP) remains activated. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares without transaction costs. A shareholder can elect to participate in or terminate their involvement in the DRP at any time. Details of fully paid ordinary shares issued pursuant to the DRP are included in note 31 – Contributed equity.

(ii) Dividends not recognised at the end of the financial year

Since the end of the financial year the Directors have recommended the payment of the 2010 final dividend of $1.00 per fully paid ordinary share, unfranked. The aggregate amount of the proposed dividend expected to be paid on 2 July 2010 from retained profits at 31 March 2010, but not recognised as a liability at the end of the financial year, is $347 million (including $3 million to be paid by a subsidiary to the holders of the exchangeable shares – refer to note 31 – Contributed equity for further details of these instruments). This amount has been estimated based on the number of shares eligible to participate as at 31 March 2010.

	Consolidated 2010	Consolidated 2009	Company 2010	Company 2009
			Dividend per ordinary share	
Cash dividends per ordinary share (distribution of current year profits)	**$1.86**	$1.85	**$1.86**	$1.85

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Franking credits available for the subsequent financial year at a corporate tax rate of 30 per cent (2009: 30 per cent)	**15**	11	**15**	11

The above amounts represent the balances of the franking accounts as at the end of the financial year, adjusted for:
- franking credits that will arise from the payment of income tax payable as at the end of the financial year; and
- franking debits that will arise from the receipt of tax receivables as at the end of the financial year.

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m

Note 5

Dividends paid and distributions paid or provided continued

(iii) Distributions paid or provided

Macquarie Income Securities				
Distributions paid (net of distributions previously provided)	16	28	–	–
Distributions provided	5	5	–	–
Total distributions paid or provided	21	33	–	–

The Macquarie Income Securities (MIS) represent the minority interests of a subsidiary. Accordingly, the distributions paid/provided in respect of the MIS are recorded as movements in minority interests, as disclosed in note 32 – Reserves, retained earnings and minority interests. No dividends are payable under the preference shares until MBL, a consolidated entity, exercises its option to receive future payments of interest and principal under the other stapled security. Upon exercise, dividends are payable at the same rate, and subject to similar conditions, as the MIS. Dividends are also subject to MBL Directors' discretion. Refer to note 32 – Reserves, retained earnings and minority interests for further details on these instruments.

Macquarie Income Preferred Securities				
Distributions paid (net of distributions previously provided)	6	33	–	–
Distributions provided	2	12	–	–
Total distributions paid or provided (note 32)	8	45	–	–

The Macquarie Income Preferred Securities (MIPS) represent the minority interests of a subsidiary. Accordingly, the distributions paid/provided in respect of the MIPS are recorded as movements in minority interests, as disclosed in note 32 – Reserves, retained earnings and minority interests. Macquarie Bank Limited (MBL), a consolidated entity, can redirect the payments of distributions under the convertible debentures to be paid to itself. For each debenture 500 MBL preference shares may be substituted at MBL's discretion at any time, in certain circumstances (to meet capital requirements), or on maturity. Refer to note 32 – Reserves, retained earnings and minority interests for further details on these instruments.

Note 6

Earnings per share

	Consolidated 2010	Consolidated 2009
	Cents per share	
Basic earnings per share	320.2	309.6
Diluted earnings per share	317.4	308.6
Reconciliation of earnings used in the calculation of basic and diluted earnings per share	$m	$m
Profit from ordinary activities after income tax	1,093	974
Profit attributable to minority interests:		
Macquarie Income Preferred Securities	(8)	(45)
Macquarie Income Securities	(21)	(33)
Other minority interests	(14)	(25)
Total earnings used in the calculation of basic earnings per share	1,050	871
Add back adjusted interest expense on Macquarie Convertible Preference Securities	32	–
Total earnings used in the calculation of diluted earnings per share	1,082	871

Notes to the financial statements for the financial year ended 31 March 2010 continued

Note 6

Earnings per share continued

	Consolidated 2010	Consolidated 2009
	Number of shares	
Total weighted average number of ordinary shares used in the calculation of basic earnings per share	327,908,104	281,373,310
Weighted average number of shares used in the calculation of diluted earnings per share		
Weighted average fully paid ordinary shares	327,908,104	281,373,310
Potential ordinary shares:		
Weighted average options	268,277	953,793
Weighted average MEREP awards	275,888	–
Weighted average retention securities and options	153,375	–
Macquarie Convertible Preference Securities	12,237,648	–
Total weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	340,843,292	282,327,103

Information concerning the classification of securities

Options

Options granted to employees under the Macquarie Group Employee Share Option Plan (MGESOP) are considered to be potential ordinary shares and have been included in the calculation of diluted earnings per share to the extent to which they are dilutive. The issue price, which is equivalent to the fair value of the options granted, and exercise price used in this assessment incorporate both the amounts recognised as an expense up to the reporting date as well as the fair value of options yet to be recognised as an expense in the future.

Included in the balance of weighted average options are 85,318 (2009: 379,687) options that were converted, lapsed or cancelled during the financial year. There are a further 42,643,151 (2009: 48,576,394) options that have not been included in the balance of weighted average options on the basis that their adjusted exercise price was greater than the average market price of the Company's fully paid ordinary shares for the financial year ended 31 March 2010 and consequently, they are not considered to be dilutive.

MGL has suspended new offers under the MGESOP under the new remuneration arrangements which were the subject of shareholder approvals obtained at a General Meeting of MGL in December 2009. The last grant of options under the MGESOP was on 8 December 2009. Currently MGL does not expect to issue any further options under the MGESOP.

Macquarie Group Employee Retained Equity Plan

In December 2009 MGL shareholders approved the implementation of the Macquarie Group Employee Retained Equity Plan (MEREP). Awards granted under MEREP are considered to be potential ordinary shares and have been included in the calculation of diluted earnings per share to the extent they are dilutive. As at 31 March 2010 all MEREP awards were considered dilutive.

Exchangeable shares

The exchangeable shares on issue (refer note 31 – Contributed equity) are considered to be ordinary shares and have been included in the determination of basic and diluted earnings per share from their date of issue.

Retention securities and options

Retention securities and options are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share from their date of issue. The fair value of these securities and options are amortised over the vesting period.

Macquarie Convertible Preference Securities

Macquarie Convertible Preference Securities issued during the financial year (refer note 30 – Loan capital) have the potential to be ordinary shares and have been included in the determination of diluted earnings per share from their date of issue to the extent to which they are dilutive. These securities have not been included in the determination of basic earnings per share.

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m

Note 7

Due from banks

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Cash at bank[1]	**3,572**	3,227	**-**	-
Overnight cash at bank[2]	**3,046**	5,669	**-**	-
Other loans to banks	**1,207**	3,034	**-**	-
Due from clearing houses[3]	**426**	341	**-**	-
Total due from banks	**8,251**	12,271	**-**	-

[1] Included within this balance is $13 million (2009: $44 million) provided as security over payables to other financial institutions.

[2] Included within this balance is $126 million (2009: $nil) provided as security over payables.

[3] Included within this balance is $9 million (2009: $nil) provided as security over payables.

Note 8

Cash collateral on securities borrowed and reverse repurchase agreements

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Central banks	**-**	13	**-**	-
Governments[1]	**28**	709	**-**	-
Financial institutions	**7,061**	4,299	**-**	-
Other	**60**	75	**-**	-
Total cash collateral on securities borrowed and reverse repurchase agreements	**7,149**	5,096	**-**	-

[1] Governments include federal, state and local governments and related enterprises.

The consolidated entity enters into stock borrowing and reverse repurchase transactions with counterparties which require lodgement of non-cash collateral. The fair value of collateral held as at 31 March 2010 is $7,293 million (2009: $4,237 million). Under certain transactions, the consolidated entity is allowed to resell or repledge the collateral held.

Note 9

Trading portfolio assets

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Trading securities				
Equities[1]				
Listed	**5,212**	3,149	**-**	-
Unlisted	**28**	43	**-**	-
Corporate bonds	**2,699**	1,117	**-**	-
Commonwealth government bonds[1]	**2,455**	3,017	**-**	-
Other government securities	**1,063**	995	**-**	-
Foreign government bonds[1]	**305**	510	**-**	-
Bank bills	**89**	77	**-**	-
Certificates of deposit[1]	**82**	174	**-**	-
Treasury notes	**73**	7	**-**	-
Promissory notes	**1**	-	**-**	-
Total trading securities	**12,007**	9,089	**-**	-
Other trading assets				
Commodities	**131**	171	**-**	-
Total other trading assets	**131**	171	**-**	-
Total trading portfolio assets[2]	**12,138**	9,260	**-**	-

[1] Included within these balances are assets provided as security over issued notes and payables to other external investors and financial institutions. The value of assets provided as security is $200 million (2009: $108 million).

[2] Included within this balance are trading assets of $4,403 million (2009: $3,331 million) pledged as collateral to secure liabilities under repurchase agreements and stock lending agreements.

Notes to the financial statements for the financial year ended 31 March 2010 continued

Note 10

Loan assets held at amortised cost

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Due from clearing houses	**2,288**	1,449	**-**	-
Due from governments[1]	**336**	144	**-**	-
Due from other entities				
Other loans and advances	**38,482**	40,197	**-**	-
Less specific provisions for impairment	**(347)**	(416)	**-**	-
	38,135	39,781	**-**	-
Lease receivables	**3,742**	3,617	**-**	-
Less specific provisions for impairment	**(5)**	(15)	**-**	-
Total due from other entities	**41,872**	43,383	**-**	-
Total loan assets before collective allowance for credit losses	**44,496**	44,976	**-**	-
Less collective allowance for credit losses	**(229)**	(225)	**-**	-
Total loan assets held at amortised cost[2,3]	**44,267**	44,751	**-**	-

[1] Governments include federal, state and local governments and related enterprises in Australia.

[2] Included within this balance are loans of $15,998 million (2009: $20,390 million) held by consolidated SPEs, which are available as security to note holders and debt providers.

[3] Included within this balance are other loans of $710 million (2009: $831 million) provided as security over issued notes and payables to other external investors and financial institutions.

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Specific provisions for impairment				
Balance at the beginning of the financial year	**431**	111	**-**	-
Provided for during the financial year (note 2)	**177**	344	**-**	-
Loan assets written-off, previously provided for	**(143)**	(24)	**-**	-
Recovery of loans previously provided for (note 2)	**(37)**	(17)	**-**	-
Attributable to foreign currency translation	**(76)**	17	**-**	-
Balance at the end of the financial year	**352**	431	**-**	-
Specific provisions as a percentage of total gross loan assets	**0.78%**	0.95%	**-**	-
Collective allowance for credit losses				
Balance at the beginning of the financial year	**225**	128	**-**	-
(Written-back)/provided for during the financial year (note 2)	**(2)**	90	**-**	-
Attributable to acquisitions during the financial year	**11**	7	**-**	-
Attributable to foreign currency translation	**(5)**	-	**-**	-
Balance at the end of the financial year	**229**	225	**-**	-

The collective allowance for credit losses is intended to cover losses in the existing overall credit portfolio which are not yet specifically identifiable.

Notes to the financial statements for the financial year ended 31 March 2010 continued

Note 11
Impaired financial assets

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Impaired debt investment securities available for sale before specific provisions for impairment	143	188	–	–
Less specific provisions for impairment	(115)	(137)	–	–
Debt investment securities available for sale after specific provisions for impairment	28	51	–	–
Impaired loan assets and other financial assets with specific provisions for impairment	1,090	1,428	–	–
Less specific provisions for impairment	(443)	(476)	–	–
Loan assets and other financial assets after specific provisions for impairment	647	952	–	–
Total net impaired assets	675	1,003	–	–

Impaired assets have been reported in accordance with AASB 139 *Financial Instruments: Recognition and Measurement* and include loan assets (netted with certain derivative liabilities of $nil (2009: $85 million)).

Note 12
Other financial assets at fair value through profit or loss

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Investment securities	4,552	3,248	–	–
Loan assets	4,620	4,662	–	–
Total other financial assets at fair value through profit or loss[1]	9,172	7,910	–	–

[1] Included within this balance is $2,173 million (2009: $2,793 million) provided as security over payables to other financial institutions.

Note 13
Other assets

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Debtors and prepayments	5,670	4,588	104	95
Security settlements[1]	5,480	3,694	–	–
Assets under operating leases[2]	1,295	1,999	–	–
Property held for sale and development	572	313	–	–
Other	79	46	–	–
Total other assets[3]	13,096	10,640	104	95

[1] Security settlements are receivable within three working days of the relevant trade date.

[2] Assets under operating leases are stated net of accumulated depreciation of $343 million (2009: $621 million).

[3] Included within this balance is $835 million (2009: $1,364 million) of assets which are provided as security over amounts payable to other financial institutions.

Note 14
Investment securities available for sale

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Equity securities				
Listed[1]	1,001	272	–	–
Unlisted	344	542	–	–
Debt securities[2,3,4]	16,876	17,309	–	–
Total investment securities available for sale[5]	18,221	18,123	–	–

[1] Included within this balance is $1 million (2009: $1 million) provided as security over payables to other financial institutions.

[2] Included within this balance are debt securities of $316 million (2009: $293 million) which are recognised as a result of total return swaps which meet the pass through test of AASB 139 *Financial Instruments: Recognition and Measurement*. The consolidated entity does not have legal title to these assets but has full economic exposure to them.

[3] Includes $2,382 million (2009: $8,712 million) of Negotiable Certificates of Deposit (NCD) due from financial institutions and $20 million (2009: $238 million) of bank bills.

[4] Included within this balance is $232 million (2009: $15 million) provided as security over payables to other financial institutions.

[5] Included within this balance is $182 million (2009: $nil) pledged as collateral to secure liabilities under repurchase agreements and stock lending agreements.

Note 15
Intangible assets

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Goodwill	767	495	–	–
Customer and servicing contracts	231	157	–	–
Intangible assets with indefinite lives	262	18	–	–
Other identifiable intangible assets	196	89	–	–
Total intangible assets	1,456	759	–	–

Reconciliation of the consolidated entity's movement in intangible assets:

	Goodwill $m	Customer and servicing contracts $m	Intangible assets with indefinite lives $m	Other identifiable intangible assets $m	Total $m
Balance at the beginning of the financial year	495	157	18	89	759
Acquisitions during the financial year	375	145	234	113	867
Adjustments to purchase consideration[1]	(9)	(4)	–	–	(13)
Transferred from held for sale	–	–	11	34	45
Disposals during the financial year	(11)	(5)	–	(6)	(22)
Impairment during the financial year	(2)	–	–	(8)	(10)
Amortisation expense for the financial year	–	(23)	–	(9)	(32)
Currency translation difference arising during the financial year	(81)	(39)	(1)	(17)	(138)
Balance at the end of the financial year	767	231	262	196	1,456

[1] These balances relate to adjustments to purchase considerations and allocations.

In relation to businesses acquired and held for disposal, the individual business is treated as a cash generating unit. Assets associated with strategic business acquisitions are allocated to each of the operating segments (refer to note 3 – Segment reporting) and assessed for impairment on a regional legal entity operating group basis.

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m

Note 16

Life investment contracts and other unitholder investment assets

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Cash and due from banks	**103**	106	**–**	–
Debt securities	**617**	714	**–**	–
Units in unit trusts	**3,960**	3,372	**–**	–
Equity securities	**166**	122	**–**	–
Total life investment contracts and other unitholder investment assets	**4,846**	4,314	**–**	–

Investment assets are held to satisfy policy and unitholder liabilities, which are predominately investment linked.

Income from life investment contracts and other unitholder investment assets				
Premium income, investment revenue and management fees	**663**	342	**–**	–
Life investment contract claims, reinsurance and changes in policy liabilities	**(585)**	(266)	**–**	–
Direct fees	**(34)**	(21)	**–**	–
Total income from life investment contracts and other unitholder investment assets (note 2)	**44**	55	**–**	–

Solvency requirements for the life investment contracts business have been met at all times during the financial year.

As at 31 March 2010, the life investment contracts business had investment assets in excess of policy holder liabilities of $13 million (2009: $14 million).

Note 17

Interests in associates and joint ventures accounted for using the equity method

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Loans and investments without provisions for impairment	**2,990**	3,852	**–**	–
Loans and investments with provisions for impairment	**1,533**	3,349	**–**	–
Less provision for impairment	**(596)**	(1,078)	**–**	–
Loans and investments at recoverable amount	**937**	2,271	**–**	–
Total interests in associates and joint ventures accounted for using the equity method	**3,927**	6,123	**–**	–

	Consolidated 2010 $m	Consolidated 2009 $m
(a) Reconciliation of movement in the consolidated entity's interests in associates and joint ventures accounted for using the equity method:		
Balance at the beginning of the financial year	**6,123**	5,500
Associates acquired/equity invested	**887**	1,455
Share of pre-tax (losses)/profits of associates and joint ventures	**(329)**	105
Share of tax benefit/(expense) of associates and joint ventures	**99**	(31)
Dividends received/receivable from associates (note 34)	**(412)**	(472)
Associates disposed of	**(565)**	(396)
Impairment of investments in associates	**(354)**	(714)
Foreign exchange and other adjustments	**(649)**	471
Transferred (to)/from other asset categories	**(873)**	205
Balance at the end of the financial year	**3,927**	6,123

Notes to the financial statements for the financial year ended 31 March 2010 continued

Note 17

Interests in associates and joint ventures accounted for using the equity method continued

(b) Summarised information of interests in material associates and joint ventures is as follows:

Name of entity	Country of incorporation	Reporting date	Ownership interest 2010 %	Ownership interest 2009 %
Brisconnections Unit Trusts[a]	Australia	30 June	**46**	–
Diversified CMBS Investments Inc[1, b]	USA	31 March	**57**	57
European Directories SA[2, c]	Luxembourg	31 December	**14**	14
Macquarie AirFinance Limited[a]	Bermuda	31 December	**38**	38
MAp Airports[2, 3, 4, a]	Australia	31 December	**22**	21
Macquarie Communications Infrastructure Group[3, a]	Australia	30 June	**–**	19
Macquarie Countrywide Trust[3, 5, d]	Australia	30 June	**–**	11
Macquarie Energy Holdings LLC[e]	USA	31 December	**–**	49
MGPA Limited[2, d]	Bermuda	30 June	**56**	56
Miclyn Express Offshore Limited[2, 6, f]	Bermuda	30 June	**34**	59
Macquarie European Infrastructure Fund LP[3, a]	UK	31 March	**5**	5
Macquarie Goodman Japan Limited[d]	Singapore	31 March	**50**	50
Macquarie Infrastructure Company[3, 5, a]	USA	31 December	**8**	7
Macquarie Infrastructure Group[3, a]	Australia	30 June	**–**	14
Southern Cross Media Group[2, 7, g]	Australia	30 June	**25**	22
Macquarie Office Trust[3, 5, d]	Australia	30 June	**–**	14
MAIP International Holdings Ltd[a]	Bermuda	31 December	**25**	25
New World Gaming Partners Holdings British Columbia Limited[2, h]	Canada	31 December	**31**	31
Redford Australian Investment Trust[2, a]	Australia	31 December	**25**	27

[1] Voting rights for this investment are not proportional to the ownership interest. The consolidated entity has joint control because neither the consolidated entity nor its joint investor has control in their own right.
[2] Significant influence arises due to the consolidated entity's voting power and board representation.
[3] The consolidated entity has or had significant influence due to its fiduciary relationship as manager of these entities.
[4] Previously known as Macquarie Airports.
[5] Due to a restructure of ownership these interests have now been classified as investment securities available for sale.
[6] Miclyn Express Offshore Limited was listed on the Australian Securities Exchange during the year ended 31 March 2010, prior to that it was known as MEO Holdings Limited.
[7] Previously known as Macquarie Media Group.
[a] Infrastructure
[b] Funds management and investing
[c] Directories business
[d] Property development/management entity
[e] Oil and gas services
[f] Metals, mining & energy
[g] Media, television, gaming and internet investments
[h] Gambling infrastructure

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m

Note 17

Interests in associates and joint ventures accounted for using the equity method continued

(c) Contingent liabilities of associates and joint ventures are as follows:	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Share incurred jointly with other investors	9	9	–	–
For which the consolidated entity is severally liable	16	96	–	–
(d) Financial information of interests in associates and joint ventures are as follows:				
Consolidated entity's share of:				
Assets	11,268	18,793	–	–
Liabilities	7,330	12,307	–	–
Revenues	2,181	3,342	–	–
(Loss)/profit after tax	(215)	92	–	–

Note 18

Property, plant and equipment

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Furniture, fittings and leasehold improvements				
Cost	805	745	–	–
Less accumulated depreciation	(287)	(262)	–	–
Total furniture, fittings and leasehold improvements	518	483	–	–
Communication equipment				
Cost	38	35	–	–
Less accumulated depreciation	(27)	(27)	–	–
Total communication equipment	11	8	–	–
Computer equipment				
Cost	386	374	–	–
Less accumulated depreciation	(322)	(282)	–	–
Total computer equipment	64	92	–	–
Infrastructure assets				
Cost	13	24	–	–
Less accumulated depreciation	(1)	(2)	–	–
Total infrastructure assets	12	22	–	–
Total property, plant and equipment	605	605	–	–

Notes to the financial statements
for the financial year ended 31 March 2010
continued

Note 18

Property, plant and equipment continued

Reconciliation of the movement in the consolidated entity's property, plant and equipment at their written-down value:

	Furniture, fittings and leasehold improvements $m	Communication equipment $m	Computer equipment $m	Infrastructure assets $m	Total $m
Balance at the beginning of the financial year	483	8	92	22	605
Acquisitions	263	11	28	3	305
Disposals	(82)	–	–	(7)	(89)
Reclassification[1]	88	–	–	–	88
Foreign exchange movements	(111)	(1)	(6)	(5)	(123)
Depreciation expense (note 2)	(123)	(7)	(50)	(1)	(181)
Balance at the end of the financial year	518	11	64	12	605

[1] During the year Macquarie International Investments Holdings L.P. and Cies S.E.N.C., a wholly owned subsidiary was transferred out of held for sale. In addition certain other agricultural non-current assets have been transferred out of held for sale. This resulted in $88 million transferring to property, plant and equipment.

Included in the balance of property, plant and equipment are assets pledged as security over payables to other financial institutions. The terms preclude these assets from being sold or being used as security for further liabilities without the permission of the financial institution. The carrying value of assets pledged is $77 million (2009: $178 million).

Note 19

Investments in subsidiaries

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Investments at cost without provision for impairment	–	–	9,727	7,602
Investments at cost with provisions for impairment	–	–	16,758	16,952
Less provisions for impairment	–	–	(13,163)	(13,163)
Investments at recoverable amount	–	–	3,595	3,789
Total investments in subsidiaries	–	–	13,322	11,391

The material subsidiaries of the Company, based on contribution to the consolidated entity's profit from ordinary activities, the size of the investment made by the Company or the nature of the activities conducted by the subsidiary, are:

- Delaware Management Holdings Inc. (United States)
- Macquarie Acceptances Limited
- Macquarie Africa (Proprietary) Limited (South Africa)
- Macquarie Agriculture Funds Management Limited (formerly known as Macquarie Pastoral Management Limited)
- Macquarie Alternative Assets Management Limited
- Macquarie Asia Real Estate Management Pty Limited
- Macquarie Australia Securities Limited
- Macquarie B.H. Pty Limited
- Macquarie Bank International Limited (United Kingdom)
- Macquarie Bank Limited
- Macquarie Capital Advisers Limited
- Macquarie Capital Funding L.P. (Jersey)

Notes to the financial statements for the financial year ended 31 March 2010 continued

Note 19

Investments in subsidiaries continued

- Macquarie Capital Funds (Europe) Limited (United Kingdom)
- Macquarie Capital Group Limited
- Macquarie Capital (USA) Inc (United States)
- Macquarie Corporate and Asset Finance Limited
- Macquarie Corporate Finance Limited
- Macquarie EMG Holdings Pty Limited
- Macquarie Energy Investments LLC (United States)
- Macquarie Finance Korea Co Limited (Republic of Korea)
- Macquarie Finance Limited
- Macquarie Financial Holdings Limited
- Macquarie Financial Limited/Financiere Macquarie Ltee (Canada)
- Macquarie Financial Products Management Limited
- Macquarie France SARL (France)
- Macquarie Funding Inc (Canada)
- Macquarie Funds Management Holdings Pty Limited
- Macquarie Funding Holdings Inc (United States)
- Macquarie Group Services Australia Pty Limited
- Macquarie Hong Kong Finance Limited (Cayman Islands)[1]
- Macquarie Holdings (USA) Inc (United States)
- Macquarie Income Investments Limited
- Macquarie Infrastructure Management (Asia) Pty Limited
- Macquarie Infrastructure Management (USA) Inc (United States)
- Macquarie International Finance Limited
- Macquarie Investment Holdings No.2 Pty Limited
- Macquarie Investment Management Limited
- Macquarie Investment Services Limited
- Macquarie Investments (UK) Limited (United Kingdom)
- Macquarie Investment Australia Pty Limited
- Macquarie Private Capital Management Limited
- Macquarie Property Investment Management 2 Limited
- Macquarie Securities (Australia) Limited
- Macquarie Securities South Africa (Proprietary) Limited (South Africa)
- Macquarie Securitisation Limited
- Macquarie Specialised Asset Management Limited
- MQ Portfolio Management Limited

Note: All entities are incorporated in Australia unless otherwise stated.
Overseas subsidiaries conduct business predominantly in their place of incorporation, unless otherwise stated.
Beneficial interest in all entities is 100 per cent.
All entities have a 31 March reporting date.

[1] Incorporated in the Cayman Islands with business conducted predominantly in Hong Kong.

Note 20

Deferred income tax assets/(liabilities)

	Consolidated 2010 $m	Consolidated 2009 $m	**Company 2010 $m**	Company 2009 $m
The balance comprises temporary differences attributable to:				
Other assets and liabilities	**1,027**	1,217	**56**	–
Tax losses	**222**	511	**–**	368
Tax effect of reserves	**8**	104	**–**	–
Set-off of deferred tax liabilities	**(133)**	(646)	**–**	–
Total deferred income tax assets	**1,124**	1,186	**56**	368
Intangible assets	**(145)**	–	**–**	–
Investments in subsidiaries, associates and joint ventures	**(98)**	(143)	**–**	–
Other liabilities	**(78)**	–	**–**	–
Financial instruments	**(45)**	(498)	**–**	–
Fixed assets	**(2)**	(9)	**–**	–
Set-off of deferred tax assets	**133**	646	**–**	–
Total deferred income tax liabilities	**(235)**	(4)	**–**	–
Net deferred income tax assets	**889**	1,182	**56**	368

Potential tax assets of approximately $130 million (2009: $52 million) attributable to tax losses carried forward by subsidiaries have not been brought to account in the subsidiaries and in the consolidated entity as the Directors do not believe the realisation of the tax assets is probable.

The principles of the balance sheet method of tax effect accounting have been adopted whereby the income tax expense for the financial year is the tax payable on the current period's taxable income adjusted for changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements and unused tax losses. Deductible temporary differences and tax losses give rise to deferred tax assets. Deferred tax assets are not recognised unless the benefit is probable of realisation.

The deferred tax assets have been applied against deferred tax liabilities to the extent that they are expected to be realised in the same period within the same tax paying entity.

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m

Note 21

Non-current assets and disposal groups classified as held for sale

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Non-current assets and assets of disposal group classified as held for sale				
Associates	76	35	–	–
Other non-current assets[1]	4	56	–	–
Assets of disposal groups classified as held for sale[2]	47	446	–	–
Total non-current assets and assets of disposal groups classified as held for sale	127	537	–	–
Liabilities of disposal groups classified as held for sale				
Total liabilities of disposal groups classified as held for sale[2]	9	328	–	–

[1] Included within this balance are assets with a carrying value of $nil (2009: $10 million) provided as security over payables to other financial institutions.

[2] The balance at 31 March 2010 represents the assets and liabilities of Advanced Markets Holdings LLC. The balance at 31 March 2009 represents the assets and liabilities of Macquarie International Investments Holdings L.P. & Cies S.E.N.C.

All of the above non-current assets and assets/liabilities of disposal groups classified as held for sale are expected to be disposed of to other investors within 12 months of being classified as held for sale unless events or circumstances occur that are beyond the control of the consolidated entity, and the consolidated entity remains committed to its plan to sell the assets.

(a) Summarised information of material associates and joint ventures classified as held for sale is as follows:

Name of entity	Country of incorporation	Reporting date	Ownership interest 2010 %	Ownership interest 2009 %
Retirement Villages Group R.E. Limited[1, a]	Australia	30 June	10	11
US Senior Living Trust[a]	USA	31 December	–	50

All associates and joint ventures classified as held for sale are unlisted companies.

Voting power is equivalent to ownership interest unless otherwise stated.

[1] The consolidated entity's interest in this entity was reclassified from interests in associates and joint ventures to held for sale during the financial year.

[a] Retirement homes

(b) For associates and joint ventures classified as held for sale, the consolidated entity's share of contingent liabilities, is as follows:

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Share incurred jointly with other investors	–	–	–	–
For which the consolidated entity is severally liable	–	–	–	–

Notes to the financial statements for the financial year ended 31 March 2010 continued

Note 21

Non-current assets and disposal groups classified as held for sale continued

(c) For associates and joint ventures classified as held for sale, financial information is as follows:

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Consolidated entity's share of:				
Assets	324	61	–	–
Liabilities	245	37	–	–
Revenues	–	12	–	–
(Loss)/profit after tax	(1)	1	–	–

Note 22

Due to banks

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
OECD banks	8,360	9,505	6,922	7,393
Clearing houses[1]	43	90	–	–
Other	1,524	2,263	–	–
Total due to banks	9,927	11,858	6,922	7,393

[1] Amounts due to clearing houses are settled on the next business day.

Note 23

Cash collateral on securities lent and repurchase agreements

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Central banks	2,776	729	–	–
Governments	–	101	–	–
Financial institutions	4,590	3,067	–	–
Other	124	56	–	–
Total cash collateral on securities lent and repurchase agreements	7,490	3,953	–	–

Note 24

Trading portfolio liabilities

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Listed equity securities	3,892	2,059	–	–
Corporate securities	819	12	–	–
Commonwealth government securities	434	78	–	–
Other government securities	287	12	–	–
Total trading portfolio liabilities	5,432	2,161	–	–

Note 25

Debt issued at amortised cost

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Debt issued at amortised cost[1]	42,614	48,270	3,154	–
Total debt issued at amortised cost	42,614	48,270	3,154	–

[1] Included within this balance are amounts payable to SPE note holders of $14,419 million (2009: $20,131 million).

The consolidated entity has not had any defaults of principal, interest or other breaches with respect to its debt during the periods reported.

Notes to the financial statements
for the financial year ended 31 March 2010
continued

Note 26
Other financial liabilities at fair value through profit or loss

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Debt issued at fair value	1,691	2,265	-	-
Equity linked notes	2,722	3,938	-	-
Total other financial liabilities at fair value through profit or loss	4,413	6,203	-	-
Reconciliation of debt issued at amortised cost and other financial liabilities at fair value through profit or loss by major currency:				
Australian dollars	18,428	25,260	414	-
United States dollars	16,847	16,416	2,740	-
Canadian dollars	5,789	3,607	-	-
Euros	1,654	4,081	-	-
South African rand	1,565	2,212	-	-
Japanese yen	1,350	683	-	-
Great British pounds	547	905	-	-
Hong Kong dollars	386	626	-	-
Korean won	196	97	-	-
Singapore dollars	177	492	-	-
New Zealand dollars	88	94	-	-
Total by currency	47,027	54,473	3,154	-

The consolidated entity's primary sources of domestic and international debt funding are its multi-currency, multi-jurisdictional Debt Instrument Program and domestic NCD issuance. Securities can be issued for terms varying from one day to 30 years.

Note 27
Other liabilities

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Due to brokers and customers[1]	5,535	4,629	-	-
Creditors	4,889	3,464	-	-
Accrued charges and sundry provisions	1,895	2,054	-	-
Other	360	195	-	-
Total other liabilities	12,679	10,342	-	-

[1] Amounts due to brokers and customers are payable within three working days of the relevant trade date.

Note 28
Provisions

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Provision for annual leave	100	94	-	-
Provision for long service leave	73	66	-	-
Provision for other employee entitlements	11	12	-	-
Provision for dividends	7	17	-	-
Total provisions	191	189	-	-

Note 29
Capital management strategy

The Company and consolidated entity's capital management strategy is to maximise shareholder value through optimising the level and use of capital resources, whilst also providing the flexibility to take advantage of opportunities as they may arise.

The consolidated entity's capital management objectives are to:

- Continue to support the consolidated entity's credit rating;
- Ensure sufficient capital resource to support the consolidated entity's business and operational requirements;
- Maintain sufficient capital to exceed externally imposed capital requirements; and
- Safeguard the consolidated entity's ability to continue as a going concern.

The consolidated entity's capital management strategy uses both the internal and external measures of capital. Internally, an economic capital model (ECM) has been developed to quantify the consolidated entity's aggregate level of risk. The ECM is used in the consolidated entity to support business decision making, including deciding the required level of capital, the setting of risk appetite and as a risk adjusted performance measure.

The consolidated entity is subject to minimum capital requirements externally imposed by APRA.

A subsidiary of the Company, MBL, is accredited by APRA to apply the Basel II Foundation Internal Ratings Based Approach for credit risk and the Advanced Measurement Approach for operational risk.

Regulatory capital requirements are measured at three levels of consolidation within the consolidated entity. MBL and certain subsidiaries which meet the APRA definition of Extended Licensed Entities are reported as Level 1. Level 2 consists of MBL, its subsidiaries and its immediate parent less certain subsidiaries of MBL which are deconsolidated for APRA reporting purposes. These include entities conducting insurance, funds management, non-financial operations and special purpose vehicles. Level 3 consists of Level 2 group plus the Non-Banking Group. APRA requires ADIs to have a minimum ratio of capital to risk weighted assets (RWAs) of 8 per cent at both Level 1 and Level 2, with at least 4 per cent of this capital in the form of Tier 1 capital. In addition, APRA imposes ADI specific minimum capital ratios which may be higher than these levels. Macquarie internal capital policy set by the Board requires capital floors above this regulatory required level. Under the Non-Operating Holding Company structure, APRA has imposed minimum regulatory capital requirements calculated as the sum of the dollar value of:

- MBL's minimum Tier 1 capital requirement, based on a percentage of RWAs plus Tier 1 deductions using prevailing APRA ADI Prudential Standards; and
- The non-ADI group capital requirement, using the consolidated entity's ECM. Transactions internal to the consolidated entity are excluded.

The overall Level 3 capital position is reported as an excess over the regulatory imposed minimum capital adequacy requirement.

The consolidated entity's Level 3 eligible capital is defined by APRA as Group Capital (ordinary equity plus reserves plus hybrids) less regulatory adjustments required for the Banking Group, less certain reserves of the Non-Banking Group.

The consolidated entity has satisfied its externally imposed capital requirements at Level 1, Level 2 and Level 3 throughout the year.

Notes to the financial statements for the financial year ended 31 March 2010 continued

Note 30

Loan capital

Macquarie Convertible Preference Securities

In July 2008, Macquarie CPS Trust, a subsidiary of the Company issued six million Macquarie Convertible Preference Securities (Macquarie CPS) at face value of $100 each. These instruments are non-cumulative and unsecured and may be resold, mandatorily converted into Macquarie ordinary shares (subject to certain conditions being satisfied) or redeemed on 30 June 2013. The CPS bear fixed-rate coupons at 11.095 per cent per annum, paid semi-annually until 30 June 2013, whereby a floating rate will apply.

Subordinated debt

Agreements between the consolidated entity and the lenders provide that, in the event of liquidation, entitlement of such lenders to repayment of the principal sum and interest thereon is and shall at all times be and remain subordinated to the rights of all other present and future creditors of the consolidated entity.

The dates upon which the consolidated entity has committed to repay the principal sum to the lenders are as follows:

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
At call	-	6	-	-
15 September 2009	-	3	-	-
30 June 2013	600	600	-	-
15 September 2014	-	301	-	-
12 November 2014	11	-	-	-
18 September 2015	239	489	-	-
19 September 2016	330	176	-	-
6 December 2016	516	667	-	-
31 May 2017	319	305	-	-
Total subordinated debt and Macquarie Convertible Preference Securities[1]	**2,015**	2,547	-	-
Reconciliation of subordinated debt by major currency:				
Australian dollars	918	968	-	-
Euros	527	668	-	-
Great British pounds	331	413	-	-
United States dollars	239	492	-	-
Canadian dollars	-	6	-	-
Total subordinated debt and Macquarie Convertible Preference Securities by currency[1]	**2,015**	2,547	-	-

[1] *Balance disclosed excludes $7 million (2009: $9 million) of directly attributable costs related to the issue of Macquarie CPS.*

The consolidated entity has not had any defaults of principal, interest or other breaches with respect to its loan capital during the period reported.

The carrying value of subordinated debt at fair value through profit or loss at 31 March 2010 is $14 million higher (2009: $236 million lower) than the contractual amount at maturity as credit risk and current market interest rates are factored into the determination of fair value.

In accordance with APRA guidelines, Macquarie Bank Limited, a subsidiary, includes the applicable portion of its loan capital principal as Tier 2 capital.

Note 31

Contributed equity

	Consolidated 2010 Number of Shares	Consolidated 2009 Number of Shares	Consolidated 2010 $m	Consolidated 2009 $m
Ordinary share capital				
Opening balance of fully paid ordinary shares	**283,438,000**	274,570,840	**4,906**	4,534
On-market purchase of shares pursuant to the Macquarie Group Staff Share Acquisition Plan (MGSSAP) within the range of $47.52 and $50.96 per share	-	(147,365)	-	(7)
Allocation of shares to employees pursuant to the MGSSAP within the range of $47.52 and $50.96 per share	-	147,365	-	7
On-market purchase of shares pursuant to the Macquarie Group Non-Executive Director Share Acquisition Plan (NEDSAP) at $39.96 (31 March 2009: within the range of $28.35 and $50.96) per share	**(3,639)**	(10,902)	-	-
Allocation of shares to employees pursuant to the NEDSAP at $39.96 (31 March 2009: within the range of $28.35 and $50.96) per share	**3,639**	10,902	-	-
MGSSAP share issue within the range of $33.49 and $47.99 shares (31 March 2009: $25.61 and $56.40) per share	**28,585**	612,618	**1**	34
Issue of shares on exercise of options	**3,293,810**	2,638,177	**111**	81
Employee Share Plan (ESP) share issue at $52.04 (31 March 2009: $29.36) per share	**31,065**	48,348	**2**	1
Dividend Reinvestment Plan (DRP) share issue within the range of $33.24 and $47.77 (31 March 2009: $29.06 and $50.95) per share	**2,738,136**	5,364,444	**120**	223
Issue of shares pursuant to an institutional private placement at $27.00 per share on 8 May 2009	**20,000,000**	-	**533**	-
Issue of 161,679 (31 March 2009: 196,573) shares on retraction of exchangeable shares at $80.30 per share	**161,679**	196,573	**13**	16
Share Purchase Plan (SPP) share issue at $26.60 per share	**25,151,336**	-	**668**	-
Issue of 6,000 (31 March 2009: 7,000) shares for nil cash consideration pursuant to the retention agreements entered into with key Orion Financial Inc employees	**6,000**	7,000	-	-
Issue of shares to Macquarie Group Employee Retained Equity Plan Trust (MEREP Trust) at $46.60 per share	**9,395,660**	-	**438**	-
Transfer from Directors' Profit Share (DPS) liability on settlement of obligation with own equity	-	-	**180**	-
Transfer from share based payments reserve for employee options that have been exercised	-	-	**18**	17
Closing balance of fully paid ordinary shares	**344,244,271**	283,438,000	**6,990**	4,906

As at 31 March 2010, 43,545,335 (2009: 51,675,990) options granted to employees over unissued ordinary shares had not been exercised. For further information regarding the terms and conditions of the issue of options and shares to employees refer to note 36 - Employee equity participation. Disclosures regarding the Company's DRP are included in note 5 - Dividends paid and distributions paid or provided.

Notes to the financial statements
for the financial year ended 31 March 2010
continued

Note 31
Contributed equity continued

	Company 2010 Number of Shares	Company 2009 Number of Shares	Company 2010 $m	Company 2009 $m
Ordinary share capital				
Opening balance of fully paid ordinary shares	283,438,000	274,570,840	7,729	7,364
On-market purchase of shares pursuant to the Macquarie Group Staff Share Acquisition Plan (MGSSAP) within the range of $47.52 and $50.96 per share	-	(147,365)	-	(7)
Allocation of shares to employees pursuant to the MGSSAP within the range of $47.52 and $50.96 per share	-	147,365	-	7
On-market purchase of shares pursuant to the Macquarie Group Non-Executive Director Share Acquisition Plan (NEDSAP) at $39.96 (31 March 2009: within the range of $28.35 and $50.96) per share	(3,639)	(10,902)	-	-
Allocation of shares to employees pursuant to the NEDSAP at $39.96 (31 March 2009: within the range of $28.35 and $50.96) per share	3,639	10,902	-	-
MGSSAP share issue within the range of $33.49 and $47.99 shares (31 March 2009: $25.61 and $56.40) per share	28,585	612,618	1	34
Issue of shares on exercise of options	3,293,810	2,638,177	111	81
Employee Share Plan (ESP) share issue at $52.04 (31 March 2009: $29.36) per share	31,065	48,348	2	1
Dividend Reinvestment Plan (DRP) share issue within the range of $33.24 and $47.77 (31 March 2009: $29.06 and $50.95) per share	2,738,136	5,364,444	120	223
Issue of shares pursuant to an institutional private placement at $27.00 per share on 8 May 2009	20,000,000	-	533	-
Issue of 161,679 (31 March 2009: 196,573) shares on retraction of exchangeable shares at $80.30 per share	161,679	196,573	6	9
Share Purchase Plan (SPP) share issue at $26.60 per share	25,151,336	-	668	-
Issue of 6,000 (31 March 2009: 7,000) shares for nil cash consideration pursuant to the retention agreements entered into with key Orion Financial Inc employees	6,000	7,000	-	-
Issue of shares to Macquarie Group Employee Retained Equity Plan Trust (MEREP Trust) at $46.60 per share	9,395,660	-	438	-
Transfer from Directors' Profit Share (DPS) liability on settlement of obligation with own equity	-	-	180	-
Transfer from share based payments reserve for expensed options that have been exercised	-	-	18	17
Closing balance of fully paid ordinary shares	344,244,271	283,438,000	9,806	7,729

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Treasury shares[1]	(443)	(2)	(438)	-
Exchangeable shares				
Balance at the beginning of the financial year	116	133	-	-
Issue of 2,036,705 exchangeable shares at $50.80 per share, exchangeable to shares in Macquarie Group Limited on a one-for-one basis[2]	54	-	-	-
Issue of 152,472 exchangeable shares with retention conditions at $50.80 per share, exchangeable to shares in Macquarie Group Limited on a one-for-one basis[2]	2	-	-	-
Retraction of 161,679 (31 March 2009: 196,573) exchangeable shares at $80.30 per share, exchangeable to shares in Macquarie Group Limited on a one-for-one basis[3]	(13)	(16)	-	-
Cancellation of 142,386 (31 March 2009: 12,347) exchangeable shares at $80.30 per share	(11)	(1)	-	-
Cancellation of 345,148 (31 March 2009: nil) exchangeable shares at $50.80 per share	(11)	-	-	-
Cancellation of 55,059 (31 March 2009: nil) exchangeable shares with retention conditions at $50.80 per share	-	-	-	-
Total exchangeable shares at the end of the financial year	137	116	-	-

[1] During the current year, the Company introduced Macquarie Group Employee Retained Equity Plan (MEREP), which grants RSUs, DSUs and PSUs to eligible staff. Under MEREP the staff retained profit share will be held in the shares of the Company by Macquarie Group Employee Retained Equity Plan Trust (MEREP Trust) and presented as Treasury shares. For further information regarding terms and conditions of MEREP refer to note 36 – Employee equity participation.

[2] The exchangeable shares were issued by a subsidiary in August 2009 as consideration for the acquisition of Tristone Capital Global Inc. and are classified as equity in accordance with AASB 132 *Financial Instruments: Presentation*. They are eligible to be exchanged on a one-for-one basis for shares in Macquarie Group Limited (subject to staff trading restrictions) or cash at the Company's discretion and will pay dividends equal to Macquarie Group Limited dividends during their legal life. The exchangeable shares must be exchanged by August 2019 and carry no Macquarie Group Limited voting rights.

There are also retention agreements in place with key former Tristone employees, under which new Macquarie Group Limited shares may be allocated within five years from the date of acquisition. As at 31 March 2010, the total number of retention options remaining is 131,297.

[3] The exchangeable shares were issued by a subsidiary in November 2007 as consideration for the acquisition of Orion Financial Inc. and are classified as equity in accordance with AASB 132 *Financial Instruments: Presentation*. They are eligible to be exchanged on a one-for-one basis for shares in Macquarie Group Limited (subject to staff trading restrictions) or cash at the Company's discretion and will pay dividends equal to Macquarie Group Limited dividends during their legal life. The exchangeable shares will expire in November 2017 and carry no Macquarie Group Limited voting rights.

There are also retention agreements in place with key former Orion employees, under which new Macquarie Group Limited shares may be allocated within five years from the date of acquisition. As at 31 March 2010, the total number of retention options remaining are 127,000.

Notes to the financial statements for the financial year ended 31 March 2010 continued

Note 32

Reserves, retained earnings and minority interests

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Reserves				
Foreign currency translation reserve				
Balance at the beginning of the financial year	(34)	(19)	-	-
Currency translation differences arising during the financial year, net of hedge	(286)	(15)	-	-
Balance at the end of the financial year	(320)	(34)	-	-
Available for sale reserve				
Balance at the beginning of the financial year	(3)	223	-	-
Revaluation movement for the financial year, net of tax	133	(294)	-	-
Transfer to income statement for impairment	1	118	-	-
Transfer to profit on realisation	(5)	(50)	-	-
Balance at the end of the financial year	126	(3)	-	-
Share based payments reserve				
Balance at the beginning of the financial year	338	227	153	42
Option expense for the financial year	110	128	-	-
MEREP expense for the financial year	114	-	-	-
Options issued to subsidiary employees (note 34)	-	-	110	128
MEREP issued to subsidiary employees (note 34)	-	-	114	-
Transfer to share capital on exercise of options	(18)	(17)	(18)	(17)
Balance at the end of the financial year	544	338	359	153
Cash flow hedging reserve				
Balance at the beginning of the financial year	(217)	34	-	-
Revaluation movement for the financial year, net of tax	178	(251)	-	-
Balance at the end of the financial year	(39)	(217)	-	-
Share of reserves of interests in associates and joint ventures accounted for using the equity method				
Balance at the beginning of the financial year	(67)	(9)	-	-
Share of reserves during the financial year	36	(58)	-	-
Balance at the end of the financial year	(31)	(67)	-	-
Total reserves at the end of the financial year	280	17	359	153
Retained earnings				
Balance at the beginning of the financial year	3,627	3,718	2,946	16,231
Profit/(loss) attributable to ordinary equity holders of Macquarie Group Limited	1,050	871	363	(12,328)
Dividends paid on ordinary share capital (note 5)	(409)	(962)	(407)	(957)
Balance at the end of the financial year	4,268	3,627	2,902	2,946

Notes 32

Reserves, retained earnings and minority interests continued

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Minority interests				
Macquarie Income Preferred Securities[1]				
Proceeds on issue of Macquarie Income Preferred Securities[2]	107	894	-	-
Less issue costs	(1)	(10)	-	-
	106	884	-	-
Less securities financed	-	(382)	-	-
	106	502	-	-
Current year profit	8	45	-	-
Distribution provided on Macquarie Income Preferred Securities (note 5)	(8)	(45)	-	-
Foreign currency translation reserve	(39)	(104)	-	-
Total Macquarie Income Preferred Securities	67	398	-	-
Macquarie Income Securities[3]				
4,000,000 Macquarie Income Securities of $100 each	400	400	-	-
Less costs for original placement	(9)	(9)	-	-
Total Macquarie Income Securities	391	391	-	-
Other minority interests				
Ordinary share capital	40	57	-	-
Preference share capital	-	5	-	-
Foreign currency translation reserve	(13)	8	-	-
Retained earnings	52	37	-	-
Total other minority interests	79	107	-	-
Total minority interests	537	896	-	-

[1] On 22 September 2004, Macquarie Capital Funding LP, a subsidiary of the Company, issued £350 million of MIPS. MIPS – guaranteed non-cumulative step-up perpetual preferred securities – currently pay a 6.177 per cent semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020, at MGL's discretion. If redemption is not elected on this date, the distribution rate will be reset to 2.35 per cent per annum above the then five-year benchmark sterling gilt rate. MIPS may be redeemed on each fifth anniversary thereafter at MGL's discretion. The first coupon was paid on 15 April 2005. The instruments are reflected in the consolidated entity's financial statements as a minority interest, with distribution entitlements being included with the minority interest share of profit after tax.

[2] On 11 September 2009, the various interests in MIPS held by Macquarie Capital Finance (Dubai) Limited were redeemed.

[3] The Macquarie Income Securities issued by MBL, a subsidiary, were listed for trading on the Australian Stock Exchange (now Australian Securities Exchange) on 19 October 1999 and became redeemable (in whole or in part) at MBL's discretion on 19 November 2004. Interest is paid quarterly at a floating rate of BBSW plus 1.7 per cent p.a. (2009: 1.7 per cent p.a.). Payment of interest to holders is subject to certain conditions, including the profitability of MBL. They are a perpetual instrument with no conversion rights.

These instruments are classified as equity in accordance with AASB 132 *Financial Instruments: Presentation* and reflected in the consolidated entity's financial statements as minority interest, with distribution entitlements being included with minority interests' share of profit after tax.

Distribution policies for these instruments are included in note 5 – Dividends paid and distributions paid or provided.

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m

Note 33

Notes to the statements of cash flows

Reconciliation of cash and cash equivalents

Cash and cash equivalents at the end of the financial year as shown in the statements of cash flows are reconciled to related items in the statement of financial position as follows:

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Cash and balances with central banks	–	141	–	–
Due from other financial institutions				
Due from banks[1]	7,940	12,208	–	–
Trading securities[2]	3,833	12,146	–	–
Cash and cash equivalents at the end of the financial year	**11,773**	24,495	–	–
Reconciliation of profit/(loss) from ordinary activities after income tax to net cash flows (used in)/from operating activities				
Profit/(loss) from ordinary activities after income tax	1,093	974	363	(12,328)
Adjustments to profit/(loss) from ordinary activities				
Depreciation and amortisation	445	477	–	–
Dividends received/receivable from associates	412	472	–	–
Fair value changes on financial assets and liabilities at fair value through profit or loss and realised investment securities available for sale	146	(111)	–	–
Gain on acquiring, disposing, and change in ownership interest in subsidiaries and businesses held for sale	(393)	(323)	–	–
Gain on repurchase of subordinated debt	(55)	–	–	–
Impairment charge on financial and non-financial assets	705	1,798	–	13,163
Interest on available for sale financial assets	(288)	(617)	–	–
Loss on disposal of property, plant and equipment	–	16	–	–
Net gains on sale of investment securities available for sale and associates and joint ventures	(146)	(224)	–	–
Sale of management rights	(428)	–	–	–
Share based payment expense	224	128	–	–
Share of net (losses)/profits of associates and joint ventures accounted for using the equity method	230	(74)	–	–
Changes in assets and liabilities				
Change in amount due from subsidiaries under tax funding agreement	–	–	(408)	334
Change in dividends receivable	138	47	–	–
Change in fees and non-interest income receivable	152	110	–	–
Change in fees and commissions payable	21	(57)	–	–
Change in tax balances	(87)	(318)	337	(501)
Change in provisions for employment entitlements	12	8	–	–
Change in loan assets granted	336	3,553	404	3,231
Change in loan payable to a subsidiary	–	–	(2,551)	(5,000)
Change in debtors, prepayments, accrued charges and creditors	1,004	(3,592)	3	–
Change in net trading portfolio assets and liabilities and net derivative financial instruments	266	4,432	–	–
Change in net interest payable, amounts due to other financial institutions, deposits and other borrowings	(8,632)	(1,289)	2,632	2,633
Change in life investment contract receivables	(1,114)	(250)	–	–
Net cash flows (used in)/from operating activities	**(5,959)**	5,160	**780**	1,532

[1] Includes cash at bank, overnight cash at bank, other loans to banks and amounts due from clearing houses as per note 1(xxi) – Summary of significant accounting policies.

[2] Includes certificates of deposit, bank bills and other short-term debt securities as per note 1(xxi) – Summary of significant accounting policies.

Notes to the financial statements
for the financial year ended 31 March 2010
continued

Note 34

Related party information

Subsidiaries

Transactions between the Company and its subsidiaries principally arise from the granting of loans and the provision of management and administration services.

All transactions with subsidiaries are in accordance with regulatory requirements, the majority of which are on commercial terms. All transactions undertaken during the financial year with subsidiaries are eliminated in the consolidated financial statements. Amounts due from and due to subsidiaries are presented separately in the statement of financial position of the Company except when offsetting reflects the substance of the transaction or event.

Balances arising from lending and borrowing activities between the Company and its subsidiaries are typically repayable on demand, but may be extended on a term basis and where appropriate may be either subordinated or collateralised.

In the financial year ended 31 March 2008 the Company received a $10.1 billion intra-group loan from MBL of which $1,249 million (2009: $3,800 million) remained outstanding at the balance sheet date. This facility is an unsecured term loan to be repaid by December 2012.

A list of material subsidiaries is set out in note 19 – Investments in subsidiaries.

The Company as the ultimate parent entity of the Macquarie Group, is the head entity of the tax consolidated group and has entered into a tax funding agreement with its eligible Australian resident subsidiaries. The terms and conditions of this agreement are set out in note 1(vii) – Summary of significant accounting policies. During the year ended 31 March 2010, current tax liabilities of subsidiaries assumed by MGL as the head entity of the tax consolidated group amounted to $558 million (2009: $994 million). As at 31 March 2010, the amount receivable by the Company under the tax funding agreement with the tax consolidated entities is $194 million (2009: $214 million payable). This balance is included in Due from subsidiaries in the Company's separate statement of financial position.

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Interest income received/receivable (note 2)	–	–	453	842
Interest expense paid/payable (note 2)	–	–	(93)	(524)
Share based payments to employees of subsidiaries (note 32)	–	–	(224)	(128)
Dividends and distributions (note 2)	–	–	380	858
The following balances with subsidiaries were outstanding as at financial year end:				
Amounts receivable	–	–	11,643	10,390
Amounts payable[1]	–	–	(2,357)	(3,919)

[1] As described in note 1(xx) – Summary of significant accounting policies, the Company has recognised a liability of $91 million (2009: $nil) for amounts received in advance as at 31 March 2010 from subsidiaries for MEREP offered to their employees and yet to be recognised as a share-based payment expense by the subsidiary. To the extent that the awards vest, this amount will be retained by the Company as compensation for issuing and releasing the shares to the subsidiary employees.

Notes to the financial statements for the financial year ended 31 March 2010 continued

Note 34

Related party information continued

Associates and joint ventures

Transactions between the consolidated entity and its associates and joint ventures principally arise from the provision of corporate advisory services, the granting of loans, derivative transactions and the provision of management services. All transactions undertaken with associates and joint ventures are eliminated where they are unrealised, to the extent of ownership interests held by the consolidated entity, in the consolidated income statement.

During the financial year, the following transactions occurred with associates and joint ventures:

	Consolidated 2010 $m	Consolidated 2009 $m	**Company 2010 $m**	Company 2009 $m
Interest income received/receivable	**6**	21	**–**	–
Fee and commission income[1]	**683**	969	**–**	–
Other income	**3**	7	**–**	–
Gains on sale of securities[2]	**57**	48	**–**	–
Dividends and distributions[3] (note 17)	**412**	472	**–**	–
Brokerage and commission expense	**(7)**	(19)	**–**	–

[1] Fee and commission income includes all fees charged to associates.

[2] Gains on sale of securities are shown after elimination of unrealised profits/losses calculated by reference to the consolidated entity's ownership interest in the associate.

[3] Dividends and distributions are shown as gross amounts. Under the equity method, these amounts are not taken up as income but are recorded as a reduction of the carrying amount of the investment.

The following balances with associates and joint ventures were outstanding as at financial year end (these exclude amounts which in substance form part of the consolidated entity's net investment in associates, disclosed in note 17 – Interests in associates and joint ventures accounted for using the equity method):

	Consolidated 2010 $m	Consolidated 2009 $m	**Company 2010 $m**	Company 2009 $m
Amounts receivable	**325**	711	**–**	–
Amounts payable	**(112)**	–	**–**	–

Balances arising from lending and borrowing activities between the consolidated entity and its associates and joint ventures are typically repayable on demand, but may be extended on a term basis and where appropriate may be either subordinated or collateralised.

Note 35

Key Management Personnel disclosure

Key Management Personnel

The following persons were Voting Directors of MGL during the financial years ended 31 March 2010 and 31 March 2009, unless indicated.

Executive Directors

L.G. Cox, AO	(retired 29 July 2009)
N.W. Moore[1]	Managing Director and Chief Executive Officer
A.E. Moss, AO	(retired 24 May 2008)

Non-Executive Directors

D.S. Clarke, AO[2]	Non-Executive Chairman
M.J. Hawker	(appointed 22 March 2010)
P.M. Kirby	
C.B. Livingstone, AO	
H.K. McCann, AM[3]	
J.R. Niland, AC	
H.M. Nugent, AO	
P.H. Warne[4]	

In addition to the Executive Directors listed above, the following persons also had authority and responsibility for planning, directing and controlling the activities of MGL during the past two financial years ended 31 March 2010 and 31 March 2009, unless otherwise indicated.

Executives

S.D. Allen[1]	Group Head, Risk Management Group (appointed 28 September 2009)
J.K. Burke	Former Joint Group Head, Macquarie Securities Group (retired 26 February 2009)
M. Carapiet[1]	Group Head, Macquarie Capital
A.J. Downe[1]	Group Head, Fixed Income, Currencies and Commodities Group
R. Laidlaw[1]	Group Head, Macquarie Securities Group (appointed 10 June 2008)
P.J. Maher[1]	Group Head, Banking and Financial Services Group
N.R. Minogue	Former Group Head, Risk Management Group (retired 30 November 2009)
W.R. Sheppard[1]	Deputy Managing Director
G.C. Ward[1]	Chief Financial Officer
S. Wikramanayake[1]	Group Head, Macquarie Funds Group (appointed 10 June 2008)

[1] Members of the consolidated entity's Executive Committee as at 29 April 2010.

[2] On 31 August 2009, Mr Clarke resumed full duties as Chairman following a leave of absence which commenced on 27 November 2008.

[3] Mr McCann was appointed Acting Chairman in Mr Clarke's absence (from 27 November 2008 to 30 August 2009).

[4] Mr Warne was appointed Acting Chairman of the Board Risk Committee in Mr Clarke's absence (from 27 November 2008) and was appointed Chairman on 27 August 2009.

It is important to note that the Company's Non-Executive Directors are specifically required to be categorised as Key Management Personnel for the purposes of the disclosures in the Remuneration Report. However, the Non-Executive Directors do not consider that they are part of 'management'.

The remuneration arrangements for all of the persons listed above are described in Appendix 2 of the Remuneration Report, contained in the Directors' Report on pages 67 to 125.

Note 35

Key Management Personnel disclosure continued

Key Management Personnel remuneration

The following tables detail the aggregate remuneration for Key Management Personnel.

				Short-term employee benefits	Long-term employee benefits[1]	Share based payments	
	Salary and fees (including superannuation) $	Performance related remuneration $	Other benefits $	Total short-term employee benefits $	Restricted profit share $	Shares/ options $	Total remuneration $
Executive Remuneration							
2010	**4,175,424**	**21,171,591**	**–**	**25,347,015**	**5,219,357**	**14,598,152**	**45,164,524**
2009	4,683,157	17,208,685	–	21,891,842	(19,898,260)	9,371,387	11,364,969
Non-Executive Remuneration							
2010	**2,652,252**	**–**	**36,950**	**2,689,202**	**–**	**–**	**2,689,202**
2009	2,430,950	–	49,350	2,480,300	–	–	2,480,300

[1] Includes earnings or losses on restricted profit share.

Notes to the financial statements for the financial year ended 31 March 2010 continued

Note 35

Key Management Personnel disclosure continued

Option holdings of Key Management Personnel and their related parties

The following tables set out details of options held during the year for the Key Management Personnel including their related parties, on a consolidated entity basis. The options are over fully paid unissued ordinary shares of Macquarie Group Limited. Further details in relation to the MGESOP are disclosed in note 36 – Employee equity participation.

For the financial year ended 31 March 2010

Name and position	Number of options held at 1 April 2009[1]	Options exercised during the financial year	Options not able to be exercised due to performance hurdles not met[2]	Other changes[3]	Number of options able to be exercised held at 31 March 2010[4]	Number of options vested during the financial year	Number of options vested at 31 March 2010[4]
Executive Directors							
N.W. Moore	**776,634**	**(48,334)**	**(104,799)**	**–**	**623,501**	**56,668**	**223,333**
Executives							
S.D. Allen[5]	**218,725**	**–**	**–**	**–**	**218,725**	**–**	**90,303**
M. Carapiet	**550,567**	**–**	**(89,786)**	**–**	**460,781**	**40,604**	**128,993**
A.J. Downe	**426,334**	**–**	**(56,666)**	**(28,334)**	**341,334**	**16,668**	**78,333**
R. Laidlaw	**372,374**	**–**	**–**	**(24,449)**	**347,925**	**70,974**	**133,600**
P.J. Maher	**135,001**	**–**	**(18,333)**	**(13,334)**	**103,334**	**8,334**	**26,667**
W.R. Sheppard	**224,334**	**–**	**(30,000)**	**(33,334)**	**161,000**	**16,668**	**65,000**
G.C. Ward	**156,834**	**(13,334)**	**(20,000)**	**–**	**123,500**	**10,000**	**40,000**
S. Wikramanayake	**178,275**	**–**	**–**	**–**	**178,275**	**36,591**	**58,119**
Former							
L.G. Cox[6]	**32,265**	**–**	**(6,081)**	**(26,184)**	**–**	**–**	**–**
N.R. Minogue[7]	**170,834**	**–**	**(23,332)**	**(100,836)**	**46,666**	**11,668**	**46,666**

[1] Or date of appointment if later.

[2] Performance hurdles for options issued on or after 30 June 2006 and vesting at 1 July 2009 were not achieved and therefore the options did not vest. These options are not exercisable and the related expense previously recognised on these option grants were reversed in the prior year. The value of those options that lapsed calculated on 1 July 2009 was $nil.

[3] Vested options sold under facility provided by an external party unless otherwise noted.

[4] Or date of retirement if earlier.

[5] Mr Allen was appointed to the Executive Committee on 28 September 2009. The opening balance on 1 April 2009 represents holdings at the date of appointment.

[6] Mr Cox retired from the Board on 29 July 2009. Balance at 31 March 2010 represents holdings at date of retirement. Other changes include sale of options and forfeiture on retirement.

[7] Mr Minogue retired from the Executive Committee on 30 November 2009. Balance at 31 March 2010 represents holdings at date of retirement. Other changes include sale of options and forfeiture on retirement.

Note 35

Key Management Personnel disclosure continued

The following tables set out details of options held during the year for the Key Management Personnel including their related parties, on a consolidated entity basis. The options are over fully paid unissued ordinary shares of Macquarie Group Limited. The opening balance relates to holdings over MBL options. Further details in relation to the MGESOP are disclosed in note 36 – Employee equity participation.

For the financial year ended 31 March 2009

Name and position	Number of options held at 1 April 2008[1]	Options granted during the financial year	Options exercised during the financial year	Other changes[2]	Number of options held at 31 March 2009[3]	Number of options vested during the financial year	Number of options vested at 31 March 2009[3]
Executive Directors							
L.G. Cox	32,265	–	–	–	32,265	7,754	15,227
N.W. Moore	532,734	243,900	–	–	776,634	158,333	214,999
A.E. Moss[4]	670,400	–	–	–	670,400	–	170,400
Executives							
J.K. Burke[5]	224,678	–	–	(173,012)	51,666	70,000	51,666
M. Carapiet	383,067	200,000	(32,500)	–	550,567	120,889	88,389
A.J. Downe	248,334	178,000	–	–	426,334	73,333	89,999
R. Laidlaw[6]	247,725	135,000	(10,351)	–	372,374	62,586	87,075
P.J. Maher	85,001	50,000	–	–	135,001	31,667	31,667
N.R. Minogue	118,334	52,500	–	–	170,834	36,666	48,332
W.R. Sheppard	193,334	51,000	–	(20,000)	224,334	48,334	81,666
G.C. Ward	103,334	53,500	–	–	156,834	33,334	43,334
S. Wikramanayake[6]	107,575	80,000	(9,300)	–	178,275	30,828	21,528

[1] Or date of appointment if later.

[2] Vested options sold under facility provided by an external party unless otherwise noted.

[3] Or date of retirement if earlier.

[4] Mr Moss retired as a Key Management Person on 24 May 2008. His balance at 31 March 2009 represents holdings at date of retirement.

[5] Mr Burke forfeited 108,334 options on his retirement date 26 February 2009.

[6] Mr Laidlaw and Ms Wikramanayake were both appointed to the Executive Committee on 10 June 2008. The opening balance at 1 April 2008 represents holdings at date of appointment. Movements are from this date.

Notes to the financial statements for the financial year ended 31 March 2010 continued

Note 35

Key Management Personnel disclosure continued

MEREP RSU Awards of Key Management Personnel and their related parties

The following tables set out details of MEREP RSU awards held during the year for the Key Management Personnel including their related parties, on a consolidated entity basis. Further details in relation to the MEREP RSU awards are disclosed in note 36 – Employee equity participation.

For the financial year ended 31 March 2010

Name and position	Number of RSU awards held at 1 April 2009[1]	RSU awards granted during the financial year[2]	RSU awards exchanged during the financial year	Number of RSU awards held at 31 March 2010[3]	Number of RSU awards vested during the financial year	Number of RSU awards vested at 31 March 2010[3]
Executive Directors						
N.W. Moore	–	466,460	–	466,460	–	–
Executives						
S.D. Allen[4]	–	113,565	–	113,565	–	–
M. Carapiet	–	34,661	–	34,661	–	–
A.J. Downe	–	80,877	–	80,877	–	–
R. Laidlaw	–	126,778	–	126,778	–	–
P.J. Maher	–	88,468	–	88,468	–	–
W.R. Sheppard	–	108,729	–	108,729	–	–
G.C. Ward	–	92,688	–	92,688	–	–
S. Wikramanayake[5]	–	69,028	–	69,028	–	–

[1] Or date of appointment if later.

[2] As discussed in note 1 (xx) – Summary of significant accounting policies, RSUs are granted in the financial year following the year of the Company's performance to which the grant relates. Consequently, RSUs disclosed as granted above relate to 2009 and include pre-2009 in relation to transition awards.

[3] Or date of retirement if earlier.

[4] Mr Allen was appointed to the Executive Committee on 28 September 2009. The opening balance on 1 April 2009 represents holdings at the date of appointment. 88,406 of these awards are held outside the MEREP and Mr Allen does not have a legal or beneficial interest in the underlying shares, however these awards have the same economic benefits as an RSU held in the MEREP.

[5] 49,330 of these awards are held outside the MEREP and Ms Wikramanayake does not have a legal or beneficial interest in the underlying shares however these awards have the same economic benefits as an RSU held in the MEREP.

There were no MEREP RSU Equity awards granted during the 12 months to 31 March 2009.

Notes to the financial statements for the financial year ended 31 March 2010 continued

Note 35

Key Management Personnel disclosure continued

MEREP PSU Awards of Key Management Personnel and their related parties

The following tables set out details of MEREP PSU awards held during the year for the Key Management Personnel including their related parties, on a consolidated entity basis. Further details in relation to the MEREP PSU awards are disclosed in note 36 – Employee equity participation.

For the financial year ended 31 March 2010

Name and position	Number of PSU awards held at 1 April 2009[1]	PSU awards granted during the financial year[2]	PSU awards exchanged during the financial year	Number of PSU awards held at 31 March 2010[3]	Number of PSU awards vested during the financial year	Number of PSU awards vested at 31 March 2010[3]
Executive Directors						
N.W. Moore	-	38,300	-	38,300	-	-
Executives						
S.D. Allen[4]	-	-	-	-	-	-
M. Carapiet	-	34,300	-	34,300	-	-
A.J. Downe	-	53,500	-	53,500	-	-
R. Laidlaw	-	20,700	-	20,700	-	-
P.J. Maher	-	13,000	-	13,000	-	-
W.R. Sheppard	-	3,900	-	3,900	-	-
G.C. Ward	-	26,700	-	26,700	-	-
S. Wikramanayake	-	11,500	-	11,500	-	-

1 Or date of appointment if later.

2 As discussed in note 1(xx) – Summary of significant accounting policies, PSUs are granted in the financial year following the year of the Company's performance to which the grant relates. Consequently, PSUs disclosed as granted above relate to 2009.

3 Or date of retirement if earlier.

4 Mr Allen was appointed to the Executive Committee on 28 September 2009. The opening balance on 1 April 2009 represents holdings at the date of appointment. Movements are from this date.

There were no MEREP PSU Equity awards granted during the 12 months to 31 March 2009.

Note 35

Key Management Personnel disclosure continued

Shareholdings of Key Management Personnel and their related parties

The following tables set out details of fully paid ordinary shares of the Company held during the financial year by Key Management Personnel including their related parties, on a consolidated entity basis.

For the financial year ended 31 March 2010

Name and position	Number of shares held at 1 April 2009[1]	Shares received on exercise of options	Other changes[2]	Number of shares held at 31 March 2010[3]
Executive Directors				
N.W. Moore	1,197,411	48,334	-	1,245,745
Non-Executive Directors				
D.S. Clarke[4]	704,914	-	(431,197)	273,717
M.J. Hawker[5]	4,103	-	-	4,103
P.M. Kirby	18,996	-	4,202	23,198
C.B. Livingstone	8,980	-	3,020	12,000
H.K. McCann	11,359	-	2,126	13,485
J.R. Niland	9,559	-	563	10,122
H.M. Nugent	20,613	-	563	21,176
P.H. Warne	15,821	-	-	15,821
Executives				
S.D. Allen[6]	38,025	-	-	38,025
M. Carapiet	680,750	-	(93,134)	587,616
A.J. Downe	124,102	-	(45,224)	78,878
R. Laidlaw	38,475	-	560	39,035
P.J. Maher	106,175	-	(32,000)	74,175
W.R. Sheppard	267,790	-	(18,481)	249,309
G.C. Ward	15,345	13,334	(13,334)	15,345
S. Wikramanayake	326,867	-	-	326,867
Former				
L.G. Cox[7]	269,812	-	-	269,812
N.R. Minogue[8]	136,620	-	-	136,620

1 Or date of appointment if later.

2 Includes on-market acquisitions and disposals.

3 Or date of retirement if earlier.

4 Mr Clarke sought and was granted leave from 27 November 2008 to 30 August 2009.

5 Mr Hawker was appointed to the Board on 22 March 2010. The opening balance on 1 April 2009 represents holdings at the date of appointment.

6 Mr Allen was appointed to the Executive Committee on 28 September 2009. The opening balance on 1 April 2009 represents holdings at the date of appointment.

7 Mr Cox retired from the Board on 29 July 2009. Balance at 31 March 2010 represents holdings at date of retirement.

8 Mr Minogue retired from the Executive Committee on 30 November 2009. Balance at 31 March 2010 represents holdings at date of retirement.

Notes to the financial statements for the financial year ended 31 March 2010 continued

Note 35

Key Management Personnel disclosure continued

Shareholdings of Key Management Personnel and their related parties continued

For the financial year ended 31 March 2009

Name and position	Number of shares held at 1 April 2008[1]	Shares received on exercise of options	Other changes[2]	Number of shares held at 31 March 2009[3]
Executive Directors				
L.G. Cox	269,812	–	–	269,812
N.W. Moore	1,030,510	–	166,901	1,197,411
A.E. Moss[4]	404,236	–	–	404,236
Non-Executive Directors				
D.S. Clarke[5]	704,868	–	46	704,914
P.M. Kirby	9,772	–	9,224	18,996
C.B. Livingstone	8,432	–	548	8,980
H.K. McCann	11,359	–	–	11,359
J.R. Niland	7,959	–	1,600	9,559
H.M. Nugent	20,613	–	–	20,613
P.H. Warne	9,077	–	6,744	15,821
Executives				
J.K. Burke[6]	31,657	–	30,902	62,559
M. Carapiet	531,274	32,500	116,976	680,750
A.J. Downe	176,036	–	(51,934)	124,102
R. Laidlaw[7]	28,124	10,351	–	38,475
P.J. Maher	125,323	–	(19,148)	106,175
N.R. Minogue	157,312	–	(20,692)	136,620
W.R. Sheppard	261,313	–	6,477	267,790
G.C. Ward	56,620	–	(41,275)	15,345
S. Wikramanayake[7]	252,546	9,300	65,021	326,867

[1] Or date of appointment if later.
[2] Includes on-market acquisitions and disposals.
[3] Or date of retirement if earlier.
[4] Mr Moss retired as a Key Management Person on 24 May 2008. His balance at 31 March 2009 represents holdings at date of retirement.
[5] Mr Clarke sought and was granted leave from 27 November 2008 to 30 August 2009.
[6] Mr Burke retired on 26 February 2009. His balance at 31 March 2009 represents holdings at date of retirement.
[7] Mr Laidlaw and Ms Wikramanayake were both appointed to the Executive Committee on 10 June 2008. The balance at 1 April 2008 represents holdings at date of appointment. Movements are from this date.

Note 35

Key Management Personnel disclosure continued

Loans to Key Management Personnel and their related parties

Details of loans provided by the consolidated entity to Key Management Personnel and their related parties are disclosed in the following tables:

		Opening balance at 1 April $'000	Interest charged $'000	Write-down $'000	Closing balance at 31 March $'000	Number in consolidated entity at 31 March
Total for Key Management Personnel and their related parties	**2010**	**42,861**	**3,045**	**–**	**31,691**	**11**
	2009	62,518	4,512	–	42,861	10
Total for Key Management Personnel	**2010**	**22,729**	**863**	**–**	**12,422**	**5**
	2009	44,506	2,504	–	22,729	5

Loans and other financial instrument transactions are made by the consolidated entity in the ordinary course of business with related parties.

Certain loans are provided under zero cost collar facilities secured over Macquarie Group Limited shares under normal terms and conditions consistent with other customers and employees.

Key Management Personnel including their related parties with loans above $100,000 at any time during the financial year are as follows:

For the financial year ended 31 March 2010

Name and position	Balance at 1 April 2009[1] $'000	Interest charged[2] $'000	Write-downs $'000	Balance at 31 March 2010[3] $'000	Highest balance during financial year $'000
Executive Directors					
N.W. Moore	5,313	330	–	5,274	5,313
Non-Executive Directors					
D.S. Clarke[4]	37,290	2,700	–	26,160	38,975
Executives					
R. Laidlaw	238	14	–	238	238

[1] Or date of appointment if later.
[2] All loans provided by the consolidated entity to Directors and Executives are made in the ordinary course of business on a commercial basis and are entered into under normal terms and conditions consistent with other customers and employees. There have been no write-downs or allowances for doubtful debts.
[3] Or date of retirement if earlier.
[4] Mr Clarke sought and was granted leave from 27 November 2008 to 30 August 2009.

Note 35

Key Management Personnel disclosure continued

For the financial year ended 31 March 2009

Name and position	Balance at 1 April 2008[1] $'000	Interest charged[2] $'000	Write-downs $'000	Balance at 31 March 2009[3] $'000	Highest balance during financial year $'000
Executive Directors					
N.W. Moore	12,259	376	–	5,313	12,570
Non-Executive Directors					
D.S. Clarke[4]	34,826	3,352	–	37,290	37,798
Executives					
A.J. Downe	1,847	105	–	–	1,847
R. Laidlaw[5]	238	10	–	238	238
P.J. Maher	4,912	499	–	20	5,572
N.R. Minogue	4,249	42	–	–	4,339
G.C. Ward	4,406	127	–	–	4,406

[1] Or date of appointment if later.

[2] All loans provided by the consolidated entity to Directors and Executives are made in the ordinary course of business on a commercial basis and are entered into under normal terms and conditions consistent with other customers and employees. There have been no write-downs or allowances for doubtful debts.

[3] Or date of retirement if earlier.

[4] Mr Clarke sought and was granted leave from 27 November 2008 to 30 August 2009.

[5] Mr Laidlaw was appointed to the Executive Committee on 10 June 2008. The balance at 1 April 2008 represents holdings at date of appointment. Movements are from this date.

Notes to the financial statements for the financial year ended 31 March 2010 continued

Note 35

Key Management Personnel disclosure continued

Other transactions with Key Management Personnel and their related parties

Certain Key Management Personnel and their related parties have acquired Infrastructure Bonds and similar products from subsidiaries within the consolidated entity, which have been financed with limited recourse loans and are subject to forward sale agreements. The loan repayments and proceeds arising from the forward sale agreements are subject to a legal right of set-off and as such are not recognised for financial reporting purposes. The only amounts recognised by the consolidated entity in respect of these transactions are the annual payments from the relevant Key Management Personnel which are brought to account as fee revenue. These transactions have been undertaken on terms and conditions consistent with other customers and employees.

	Consolidated 2010 $'000	Consolidated 2009 $'000
Total annual contributions from Key Management Personnel and their related parties in respect of Infrastructure Bonds and similar products	**10,123**	14,538

The annual contributions in respect of Infrastructure Bonds and similar products relate to the following Key Management Personnel:

Executive Directors

N.W. Moore

Non-Executive Directors

P.M. Kirby

Executives

S. Allen (2010 only), M. Carapiet, A.J. Downe, R. Laidlaw, P.J. Maher, W.R. Sheppard, G.C. Ward, S. Wikramanayake (2010 only)

Former Directors

L.G. Cox, N.R. Minogue

The following Key Management Personnel (including related parties) have entered a zero cost collar transaction with the consolidated entity and other non-related entities in respect of fully paid ordinary MGL shares. This has the effect of acquiring cash-settled put options against movements in the MGL share price below nominated levels and disposing of the benefit of any share price movement above the nominated level.

Transactions with the consolidated entity

Name and position	Description	**Number of shares 2010**	Number of shares 2009
Non-Executive Directors			
D.S. Clarke	Maturing May 2009	–	361,163
	Maturing August 2009	–	25,196
	Maturing June 2010	**213,517**	213,517
Executives			
A.J. Downe	Maturing July 2010	**21,905**	–

All other transactions with Key Management Personnel (including their related parties) were conducted on an arm's length basis in the ordinary course of business and under normal terms and conditions for customers and employees. These transactions were trivial or domestic in nature and consisted principally of normal personal banking and financial investment services.

Notes to the financial statements for the financial year ended 31 March 2010 continued

Note 36

Employee equity participation

Option Plan

In November 1995, MBL introduced an Employee Share Option Plan, as a replacement for its now closed partly paid share scheme. On 13 November 2007, the date of the Macquarie Group Restructure, all MBL options were cancelled and replacement options over shares in the new ultimate parent entity, MGL, were issued on the same terms on a one-for-one basis under the Macquarie Group Employee Share Option Plan (MGESOP). MGL has suspended new offers under the MGESOP under the new remuneration arrangements which were the subject of shareholder approvals obtained at a General Meeting of MGL in December 2009. The last Grant of Options under the MGESOP was on 8 December 2009. Currently MGL does not expect to issue any further Options under the MGESOP.

Previously, the staff eligible to participate in the MGESOP were those of Associate Director level and above and consultants to the consolidated entity. At 31 March 2010 there were 2,821 (2009: 3,052) participants of the MGESOP.

The fair value of each option is estimated on the date of grant using standard option pricing techniques based on the Black-Scholes theory. The following key assumptions have been adopted for grants made in the current financial year:

- risk free interest rate: 5.35 per cent (weighted average) (2009: 6.77 per cent);
- expected life of options: four years (2009: four years);
- volatility of share price: 44 per cent (2009: 24 per cent); and
- dividend yield: 3.47 per cent per annum (2009: 3.47 per cent per annum).

Options now on issue are all five year options over fully paid unissued ordinary shares in the Company and were granted to individuals or the individual's controlled Company or an entity approved under the MGESOP to hold options.

The options were issued for no consideration and were granted at prevailing market prices. The exercise price of recent options granted was generally based on the weighted average market price during the one week up to and including the date of grant of the options.

The following is a summary of options which have been granted pursuant to the MGESOP:

	Number of options 2010	Weighted average exercise price 2010 $	Number of options 2009	Weighted average exercise price 2009 $
Outstanding at the beginning of the financial year	**51,675,990**	**59.57**	39,035,761	61.23
Granted during the financial year	**799,000**	**37.16**	19,488,263	53.11
Forfeited during the financial year	**(3,073,464)**	**60.84**	(3,975,064)	63.64
Exercised during the financial year	**(3,292,178)**	**33.63**	(2,638,177)	30.74
Lapsed during the year	**(2,564,013)**	**60.69**	(234,793)	64.32
Outstanding at the end of the financial year	**43,545,335**	**60.94**	51,675,990	59.57
Exercisable at the end of the financial year	**16,756,527**	**64.90**	13,245,119	55.32

For options exercised during the financial year the weighted average share price at the date of exercise was $41.30 (2009: $50.66).

The range of exercise prices for options outstanding at the end of the financial year was $17.10 to $94.48 (2009: $17.10 to $94.48).

Note 36

Employee equity participation continued

Option Plan continued

The weighted average remaining contractual life for the share options outstanding as at 31 March 2010 is 2.24 years (2009: 3.02 years). The weighted average remaining contractual life when analysed by exercise price range is:

Exercise price range ($)	Number of options 2010	Remaining life (years) 2010	Number of options 2009	Remaining life (years) 2009
10 – 20	**29,000**	**3.94**	21,000	4.94
20 – 30	**320,951**	**3.86**	113,000	4.72
30 – 40	**667,746**	**3.76**	3,798,928	0.91
40 – 50	**623,513**	**2.92**	981,009	2.69
50 – 60	**15,915,168**	**3.36**	17,195,829	4.36
60 – 70	**15,724,244**	**0.94**	17,918,231	1.96
70 – 80	**9,524,147**	**2.32**	10,711,442	3.34
80 – 90	**576,768**	**1.98**	762,963	3.16
90 – 100	**163,798**	**2.21**	173,588	3.21
	43,545,335	**2.24**	51,675,990	3.02

The weighted average fair value of options granted during the financial year was $11.30 (2009: $10.60).

The market value of shares issued during the year as a result of the exercise of these options was $136 million (2009: $133 million).

The market value of shares which would be issued from the exercise of the outstanding options at 31 March 2010 was $2,058 million (2009: $1,410 million). No unissued shares, other than those referred to above, are under option under the MGESOP as at the date of this report.

The options are measured at their grant dates based on their fair value and the number expected to vest. This amount is recognised as an expense evenly over the respective vesting periods and the equity provided is treated as a capital contribution. For the year ended 31 March 2010, compensation expense relating to the MGESOP totalled $110 million (2009: $128 million).

Since 31 March 2010, no options have been exercised, 5,081 options have been forfeited and 123,085 options have lapsed. New option grants have ceased under the MGESOP. MGL has suspended new offers under the MGESOP under the new remuneration arrangements which were the subject of shareholder approvals obtained at a General Meeting of MGL in December 2009. The last grant of options under the MGESOP was on 8 December 2009. Currently MGL does not expect to issue any further options under the MGESOP.

Options granted vest as to one third of each tranche after the second, third and fourth anniversaries of the date of commencement of employment for new starters and, for existing employees, on 1 July two, three and four years after the allocation of the options. Subject to the MGESOP Rules and Macquarie Group's personal dealing policy, options can be exercised after the vesting period during an options exercise period up to expiry. In individual cases, such as where an employee leaves with the Company's agreement towards the end of a vesting period, the Company's Executive Committee has the power to waive the remainder of any vesting period and allow exercise of some or all of the relevant options.

For options granted to the members of MBL's and MGL's Executive Committee, Executive Voting Directors and other Executive Directors where the invitation to apply for the options was sent to the Executive on or after 30 June 2006, in respect of each tranche of vested options, options will only be exercisable if the Company's average annual return on ordinary equity for the three previous financial years is above the 65th (Executive Committee and Executive Voting Directors) and 50th (other Executive Directors) percentiles, of the corresponding figures for all companies in the then S&P/ASX 100 Index, with the conditions to be examined only upon vesting.

The MGESOP Rules provide that the total number of options which can be on issue at any one time is limited such that the number of shares resulting from exercise of all unexercised options does not exceed 20 per cent of the number of the Company's then issued ordinary shares plus the number of shares which the Company would have to issue if all rights to require the Company to issue shares, which the Company has then granted (including options) were then enforced or exercised to the greatest extent permitted.

Notes to the financial statements for the financial year ended 31 March 2010 continued

Note 36

Employee equity participation continued

Option Plan continued

The Board has applied a second limitation on the number of options, being effectively the same calculation as in the MGESOP Rules except that any exercised options granted less than five years ago, where the Executive is still with the Company, will be treated as still being unexercised.

Fully paid ordinary shares issued on the exercise of options rank pari passu with all other fully paid ordinary shares then on issue.

On 25 May 2000, the MBL Board approved amendments to the Macquarie Bank Employee Share Option Plan Rules referred to as the Deferred Exercise Share Option Plan (DESOP). Shares resulting from the exercise of options since then have been placed under the DESOP, unless option holders request otherwise. Unless the Company is aware of circumstances which, in the reasonable opinion of the Company, indicate that the relevant Executive may have acted fraudulently, dishonestly or in a manner which is in breach of his/her obligations to the Company or any associated entity, then such a request will be granted. These amendments were rolled forward into the current MGESOP approved by the MGL Board.

Shares acquired under DESOP cannot be sold, transferred or disposed of for a period of six months from the date that the shares are transferred into a participating employee's name and are also subject to forfeiture by an employee in a number of circumstances including theft, fraud, dishonesty, or defalcation in relation to affairs of the Company or a related entity or if they carry out or fail to carry out an act which brings the Company or an associated entity into disrepute.

Shares held in the DESOP will be withdrawn on the earlier of:

- an employee's resignation from the Company or a related company;
- upon request from the employee (after the expiration of the non-disposal period); and
- ten years from the date that the options were originally granted.

Options carry no dividend or voting rights but have standard adjustment clauses for bonus and rights issues and reconstructions.

Macquarie Group Employee Retained Equity Plan

In December 2009 MGL shareholders approved the implementation of the Macquarie Group Employee Retained Equity Plan (MEREP) in conjunction with new remuneration arrangements. These new arrangements included a decrease in the portion of staff profit share paid in cash and an increase in the portion delivered as equity, an increase in the proportion of deferred remuneration and cessation of new option grants under the Macquarie Group Employee Share Option Plan. Participation in the MEREP is currently provided to the following staff (Eligible Employees):

- Executive Directors with retained DPS ('Director Profit Share') from 2009, a proportion of which was allocated in the form of MEREP awards (Retained DPS Awards). See the Remuneration Report for more information on the allocation of DPS to Executive Directors;
- Executive Directors with pre-2009 retained DPS which they have elected to transition into the MEREP under the new remuneration arrangements (Transition Awards);
- staff other than Executive Directors with retained profit share, which from 2009 is to be delivered in the form of MEREP Awards under the new remuneration arrangements (Retained Profit Share Awards);
- staff who are promoted to Associate Director, Division Director or Executive Director, who receive a fixed allocation of MEREP awards (Promotion Awards);
- new Macquarie Group staff who commence at Associate Director, Division Director or Executive Director level. Option grants to these staff have now been replaced with a fixed number of MEREP awards depending on level (New Hire Awards); and
- in limited circumstances, Macquarie staff who may receive an equity grant instead of a remuneration or consideration payment in cash. Current examples include individuals who become employees of Macquarie on the acquisition of their employer by a Macquarie Group entity or who receive an additional award at the time of joining Macquarie (also referred to below as New Hire Awards).

For Retained Profit Share Awards representing 2009 retention, Transition Awards and Retained DPS Awards relating to 2009 retained DPS, the conversion price was publicly announced by Macquarie on 1 May 2009 to be the volume weighted average price from 4 May 2009 up to and including the date of the 2009 AGM which was held on 29 July 2009. That price was calculated to be $36.36.

The number of Awards granted was calculated by adjusting the employee's relevant retained profit share amount, or retained DPS, for any applicable on-costs, dividing this amount by $36.36, and rounding down to the nearest whole number. The grant of Awards to Eligible Employees working in Australia is subject to payroll tax, calculated based on the market value of Shares on the Acquisition Date.

For most New Hire and Promotion Awards, a standard number of Awards was offered, depending on the level at which the employee was hired at or promoted to. In limited cases, there are variations to these fixed amounts for specific individuals.

Note 36

Employee equity participation continued

Macquarie Group Employee Retained Equity Plan continued

Award Types under the MEREP

Restricted Share Units (RSUs)

An RSU is a beneficial interest in a Macquarie share held on behalf of a MEREP participant by the plan trustee (Trustee). The participant is entitled to receive dividends on the share and direct the Trustee how to exercise voting rights in the share. The participant also has the right to request the release of the share from the Trust, subject to the vesting and forfeiture provisions of the MEREP.

Deferred Share Units (DSUs)

A DSU is a right to receive on exercise of the DSU either a share held in the Trust or a newly issued share (as determined by Macquarie in its absolute discretion) for no cash payment, subject to the vesting and forfeiture provisions of the MEREP. A MEREP participant holding a DSU has no right or interest in any share until the DSU is exercised. Macquarie may issue shares to the Trustee or procure the Trustee to acquire shares on-market for potential future allocations to holders of DSUs. Generally DSUs will provide for cash payments in lieu of dividends paid on Macquarie shares before the DSU is exercised. Further, the number of shares underlying a DSU will be adjusted upon any bonus issue or other capital reconstruction of Macquarie in accordance with the ASX Listing Rules, so that the holder of a DSU does not receive a benefit that holders generally of Macquarie shares do not receive. These provisions are intended to provide the holders of DSUs, as far as possible, with the same benefits and risks as are provided to holders of RSUs. However, holders of DSUs will have no voting rights as to any underlying Macquarie shares. DSUs will only be offered in jurisdictions where legal or tax rules make the grant of RSUs impractical, or where PSUs are structured as DSUs (see PSUs below).

Performance Share Units (PSUs)

PSUs are structured as DSUs or RSUs with performance hurdles that must be met before the underlying share or cash equivalent (as the case may be) will be delivered. Where PSUs are structured as DSUs, holders have no right to dividend equivalent payments before the PSUs vest. In all other respects, holders of these PSUs will have the same rights as holders of DSUs. For 2009 the PSUs granted to the Executive Committee, including the CEO, are structured as DSUs with performance hurdles. The rights under any future PSUs structured as RSUs will generally be the same as the rights under RSUs, except for the PSU performance hurdles which will not apply to RSUs.

Notes to the financial statements for the financial year ended 31 March 2010 continued

Note 36

Employee equity participation continued

Macquarie Group Employee Retained Equity Plan continued

The following is a summary of Awards which have been granted pursuant to the MEREP:

	Number of RSU Awards 2010
RSUs on issue at the beginning of the financial year	-
Granted during the financial year	7,986,684
Forfeited during the financial year	(79,519)
RSUs on issue at the end of the financial year	7,907,165

The weighted average fair value of the RSU Awards granted during the financial year was $46.35.

During the financial year no RSU awards were exchanged for MGL shares.

The market value of shares which may be issued on the exercise of the outstanding RSUs as at 31 March 2010 was $374 million.

	Number of DSU Awards 2010
DSUs on issue at the beginning of the financial year	-
Granted during the financial year	1,457,718
Forfeited during the financial year	(36,655)
DSUs on issue at the end of the financial year	1,421,063

The weighted average fair value of the DSU Awards granted during the financial year was $46.35.

During the financial year no DSU awards were exchanged for MGL shares.

The market value of shares which may be issued on the exercise of the outstanding DSUs as at 31 March 2010 was $67 million.

	Number of PSU Awards 2010
PSUs on issue at the beginning of the financial year	-
Granted during the financial year	201,900
PSUs on issue at the end of the financial year	201,900

The weighted average fair value of the PSU Awards granted during the financial year was $46.35.

During the financial year no PSU awards were exchanged for MGL shares.

The market value of shares which may be issued on the exercise of the outstanding PSUs as at 31 March 2010 was $10 million.

The awards are measured at their grant dates based on their fair value and for each PSU the number expected to vest. This amount is recognised as an expense evenly over the respective vesting periods and the equity provided is treated as a capital contribution. For the year ended 31 March 2010, compensation expense relating to the MEREP totalled $114 million.

Note 36

Employee equity participation continued

Vesting of Retained DPS Awards

The Vesting Periods that apply to Retained DPS Awards representing 2009 retention are set out below for all Executive Directors:

First staff trading day after[1]	% of Awards released
1 July 2012	20
1 July 2013	20
1 July 2014	20
1 July 2015	20
1 July 2016	20

[1] Vesting will occur on the first day of a staff trading window following 1 July of the specified year. If an Executive Director has been on leave without pay (excluding leave to which the Executive Director may be eligible under local laws) for 12 months or more, the vesting period may be extended accordingly.

Vesting of Transitioned Amounts

The Vesting Periods that apply to Transition Awards are set out below:

First staff trading day after[2]	% of Awards released for Executive Committee	% of Awards released for Other Executive Directors
1 July 2010	14.28 (1/7th)	20
1 July 2011	14.28 (1/7th)	20
1 July 2012	14.28 (1/7th)	20
1 July 2013	14.28 (1/7th)	20
1 July 2014	14.28 (1/7th)	20
1 July 2015	14.28 (1/7th)	N/A
1 July 2016	14.28 (1/7th)	N/A

[2] Vesting will occur on the first day of a staff trading window following 1 July of the specified year. If an Executive Director has been on leave without pay (excluding leave to which the Executive Director may be eligible under local laws) for 12 months or more, the vesting period may be extended accordingly.

Vesting of 2009 Retained Profit Share and 2009 Promotion Awards

The Vesting Periods that apply to 2009 Retained Profit Share and 2009 Promotion Awards are set out below for all Eligible Employees:

First staff trading day after[3]	Proportion of Awards vested
1 July 2011	one third
1 July 2012	one third
1 July 2013	one third

[3] Vesting will occur on the first day of a staff trading window following 1 July of the specified year.

In limited cases, the Application Form for 2009 Retained Profit Share Awards and 2009 Promotion Awards may set out a different Vesting Period, in which case that period will be the Vesting Period for the Award.

Notes to the financial statements
for the financial year ended 31 March 2010 continued

Note 36

Employee equity participation continued

Vesting of New Hire Awards

For New Hire Awards to staff who commenced employment with the Macquarie Group prior to 31 December 2009, the Vesting Period for the Awards will commence on the 15th day of the month following their commencement with MGL (Vesting Start Date). The Awards will then vest in three equal tranches on the first day of the first staff trading period following the second, third and fourth anniversary of the Vesting Start Date.

New Hire Awards to Eligible Employees who commence employment with the Macquarie Group on or after 1 January 2010 will vest progressively over four years as follows:

- as to one third of the Awards, on the first day of the first staff trading window following the second Anniversary of the Acquisition Date;
- as to one third of the Awards, on the first day of the first staff trading window following the third Anniversary of the Acquisition Date; and
- as to one third of the Awards, on the first day of the first staff trading window following the fourth Anniversary of the Acquisition Date.

Vesting of Performance Share Units

PSUs will only be released or become exercisable upon the achievement of certain performance hurdles. Currently, only members of the MGL and MBL executive Committee are eligible to receive PSUs. For the PSUs allocated to Executive Committee Members in respect of the 2009 remuneration year, two performance hurdles have been determined and each will apply individually to 50 per cent of the total number of PSUs awarded, these hurdles are set out below. The BRC will periodically review the performance hurdles, including the reference group, and has the discretion to change the performance hurdles in line with regulatory and remuneration trends. Any change will be disclosed in Macquarie Group's Annual Report.

Performance Hurdle 1

50 per cent of the PSUs, based solely on the relative average annual return on ordinary equity (ROE) over the vesting period compared to a reference group of domestic and international financial institutions.

Vesting is on a sliding scale with 50 per cent vesting above the 50th percentile and 100 per cent vesting at the 75th percentile. For example, if ROE achievement is at the 60th percentile, 70 per cent of the Award would vest. The reference group comprises significant Australian financial companies within the ASX100 as well as Macquarie Group's major international investment banking competitors with whom Macquarie competes and frequently compares its performance. The reference group for this year's PSU allocation comprised of ANZ Group, Commonwealth Bank, National Australia Bank, Westpac, Suncorp, Bank of America, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan, Morgan Stanley and UBS.

Performance Hurdle 2

50 per cent of the PSUs, based solely on compound average annual growth (CAGR) in earnings per share (EPS) over the vesting period.

Awards will vest on a sliding scale with 50 per cent vesting at EPS CAGR of 9.0 per cent and 100 per cent vesting at EPS CAGR of 13.0 per cent. For example, if EPS CAGR were 11 per cent, 75 per cent of the Award would vest.

Under both performance hurdles, the objective is to be examined once only, effectively at the calendar quarter end immediately before vesting. If the condition is not met when examined, the PSUs due to vest will lapse.

Employee Share Plan

Following shareholder approval at the 1997 Annual General Meeting, MBL introduced the Macquarie Bank Employee Share Plan whereby each financial year, eligible employees are offered up to $1,000 worth of fully paid ordinary Company shares for no cash payment. MGL has since introduced the Macquarie Group Employee Share Plan (ESP) on the same terms.

Shares issued under the ESP cannot be sold until the earlier of three years after issue or the time when the participant is no longer employed by the Company or a subsidiary of the Company. In all other respects, shares issued rank equally with all other fully paid ordinary shares then on issue.

The latest offer under the ESP was made during December 2009. A total of 1,635 staff participated in this offer. On 25 January 2010, the participants were each issued with 19 fully paid ordinary shares based on the offer amount of $1,000 and then calculated average market share price of $52.04, a total of 31,065 shares were issued. The shares were issued for no cash consideration.

Staff Share Acquisition Plan

Following shareholder approval at the 1999 Annual General Meeting, MBL introduced the Macquarie Bank Staff Share Acquisition Plan (MBSSAP) whereby each financial year, Australian based eligible employees were given the opportunity to nominate an amount of their pre-tax available profit share or future commission to purchase fully paid ordinary Company shares on-market. MGL has since introduced the Macquarie Group Staff Share Acquisition Plan (MGSSAP) on the same terms. In early 2010, MGL suspended new offers under the MGGSAP following Australian taxation changes implemented in late 2009 which would have significantly limited the future participation in the plan. MGL does not expect it will make any future allocations under MGSSAP.

The total number of shares purchased under the MGSSAP was limited in any financial year to three per cent of the Company's shares as at the beginning of that financial year.

The shares allocated under the MGSSAP were either newly issued shares or shares acquired on-market by the MGSSAP Plan Company, at the direction of MGL.

Note 36

Employee equity participation continued

Staff Share Acquisition Plan continued

Shares acquired under the MGSSAP cannot be sold, transferred or disposed of for a period of six months from the date that the shares are transferred into a participating employee's name except in special circumstances if the employee resigns. The shares held in the MGSSAP are also subject to forfeiture by an employee in a number of circumstances including theft, fraud, dishonesty, or defalcation in relation to the affairs of the Company or a related company or if they carry out an act or fail to do an act which brings the Company or a related company into disrepute.

Shares held in the MGSSAP will be withdrawn on the earlier of:

- an employee's resignation from the Company or a related entity;
- upon request by the employee (after the expiration of the non-disposal period); and
- ten years from the date that the Shares are registered in an employee's name.

In all other respects, the shares rank equally with all other fully paid ordinary shares then on issue.

Previously, the eligible employees were Australian based permanent full-time or part-time employees or fixed term contract employees of the Company or a related company who either received available profit share in the relevant year of at least $1,000 in total or allocated at least $1,000 in available commission towards the MGSSAP.

The Macquarie Bank Executive Director Share Acquisition Plan (MBEDSAP) was a sub-plan of the MBSSAP which was created in 2003 and was open to eligible Executive Directors. The disposal and forfeiture restrictions in the MBEDSAP differ to those in the MBSSAP. MGL subsequently introduced a Macquarie Group Executive Director Share Acquisition Plan (MGEDSAP) on the same terms but no offers have been made under the plan.

In April 2008 a further sub-plan of the MGSSAP was created, the Macquarie Group Executive Committee Acquisition Plan, whereby members of the MGL Executive Committee were required to contribute certain proportions of their annual profit share to acquire MGL shares, which must be held for at least three years. Further information on this is provided in the Remuneration Report. The first offers under this sub-plan were made in May 2008. MGL does not intend making any further allocations under this sub-plan, as Executive Committee members now receive the equity component of their retained profit share under the new Macquarie Group Employee Retained Equity Plan (see above).

Offers under the MGSSAP (including the Macquarie Group Executive Committee Acquisition Plan) were made during May 2009. A total of 106 staff participated in the MGSSAP. In July 2009, 27,391 MGL shares were issued based on the issue price of $33.49. In December 2009, 1,194 MGL shares were issued.

Non-Executive Director Share Acquisition Plan

Following shareholder approval at the 1999 Annual General Meeting, MBL also introduced the Macquarie Bank Non-Executive Director Share Acquisition Plan whereby each financial year Australian based Non-Executive Directors (NEDs) of the Macquarie Group of companies were given the opportunity to contribute some or all of their future pre-tax remuneration from the Macquarie Group to acquire Macquarie Bank Limited shares (shares). MGL has since introduced a Macquarie Group Non-Executive Director Share Acquisition Plan (NEDSAP) on the same terms. The Australian taxation changes referred to above in respect of the MGSSAP also apply to the NEDSAP. Accordingly, MGL has currently suspended new offers under the NEDSAP and does not expect to make any future allocations under the plan.

Previously, NEDs could elect to participate in the NEDSAP by nominating a minimum of $1,000 of their NED remuneration per buying period to go towards the NEDSAP. Participating NEDs could also subsequently apply to reduce their previously nominated contribution provided that the relevant buying period has not commenced.

The shares were acquired at prevailing market prices. Brokerage fees were applied to the NED's account.

Shares acquired under the NEDSAP cannot be sold, transferred or disposed of for a period of six months from the date that the shares were transferred into a NED's name except in special circumstances if the NED resigns. The shares held in the NEDSAP are also subject to forfeiture by a NED in a number of circumstances including theft, fraud, dishonesty, or defalcation in relation to the affairs of the Company or a related company or if they carry out an act or fail to do an act which brings the Company or a related company into disrepute.

Shares held in the NEDSAP will be withdrawn on the earlier of:

- the participant ceasing to be a NED of MGL;
- upon request by the NED (after the expiration of the non-disposal period); and
- ten years from the date that the shares are registered in a NED's name.

In all other respects, shares rank equally with all other fully paid ordinary shares then on issue.

Shares resulting from participation in the NEDSAP may count towards meeting the minimum shareholding requirements of NEDs.

Offers under the NEDSAP were made during May 2009 and one NED participated in the NEDSAP. In June 2009 3,639 MGL shares were acquired on-market.

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m

Note 37

Contingent liabilities and commitments

The following details of contingent liabilities and commitments exclude derivatives.

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Contingent liabilities exist in respect of:				
Guarantees	321	253	769	1,560
Indemnities	6	6	-	-
Letters of credit	130	120	-	-
Performance related contingents	95	101	-	-
Total contingent liabilities[1]	552	480	769	1,560
Commitments exist in respect of:				
Undrawn credit facilities	3,860	2,566	-	-
Forward asset purchase	1,087	946	-	-
Total commitments[2]	4,947	3,512	-	-
Total contingent liabilities and commitments	5,499	3,992	769	1,560

[1] Contingent liabilities exist in respect of claims and potential claims against the consolidated entity. They are reported as the maximum potential liability without considering the value of recovery of assets. Where necessary, appropriate provisions have been made in the financial statements. The Directors do not consider that the outcome of any such claims known to exist at the date of this financial report, either individually or in aggregate, is likely to have a material effect on the results of its operations or its financial position.

[2] Total commitments also represent contingent assets. Such commitments to provide credit may convert to loans and other assets in the ordinary course of business.

Note 38

Capital and other expenditure commitments

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Not later than one year	36	40	-	-
Later than one year and not later than five years	50	52	-	-
Later than five years	-	13	-	-
Total capital and other expenditure commitments	86	105	-	-

Note 39

Lease commitments

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Non-cancellable operating leases expiring:				
Not later than one year	228	265	-	-
Later than one year and not later than five years	777	1,039	-	-
Later than five years	668	815	-	-
Total operating lease commitments	1,673	2,119	-	-

Operating leases relate to commercial buildings. The future lease commitments disclosed are net of any rental incentives received.

Notes to the financial statements
for the financial year ended 31 March 2010
continued

Note 40

Derivative financial instruments

Objectives of holding and issuing derivative financial instruments

The consolidated entity is an active price maker in derivatives on interest rates, foreign exchange, commodities and equities. Its objective is to earn profits from the price making spread and from managing the residual exposures on hedged positions. Proprietary position taking is a small part of the consolidated entity's trading activities. Risks on derivatives are managed together with all other trading positions in the same market. All trading positions, including derivatives, are marked to fair value daily.

The consolidated entity also uses derivatives to hedge banking operations and for asset/liability management. Certain derivative transactions may qualify as cash flow, fair value or net investment in foreign operations hedges, if they meet the appropriate strict hedge criteria outlined in note 1(xi)–Summary of significant accounting policies:

Cash flow hedges

The consolidated entity is exposed to volatility in future interest cash flows arising from floating rate issued debt used to fund fixed rate asset positions. The aggregate principal balances and interest cash flows across these portfolios form the basis for identifying the non-trading interest rate risk of the consolidated entity, which is hedged with interest rate swaps and cross currency swaps.

At 31 March 2010, the fair value of outstanding derivatives held by the consolidated entity and designated as cash flow hedges was $86 million negative value (2009: $80 million negative value).

In 2010, the consolidated entity recognised a $2 million loss (2009: $5 million loss) in the income statement due to hedge ineffectiveness on cash flow hedges.

Fair value hedges

The consolidated entity's fair value hedges consist of:

- interest rate swaps used to hedge against changes in the fair value of fixed rate issued debt as a result of movements in benchmark interest rates; and
- foreign exchange forward contracts used to hedge against changes in the fair value of foreign denominated equity instruments as a result of movements in market foreign exchange rates.

As at 31 March 2010, the fair value of outstanding derivatives held by the consolidated entity and designated as fair value hedges was $102 million positive value (2009: $139 million negative value).

During the period fair value gains on the hedging instruments of $241million have been recognised (2009: $245 million losses), offset by $233 million (2009: $229 million gain) of losses on the hedged item.

Net investment in foreign operations hedges

The consolidated entity has applied net investment hedging for foreign exchange risk arising from its non-core foreign operations.

At 31 March 2010, the fair value of outstanding derivatives held by the consolidated entity and designated as net investment in foreign operations hedges was $106 million positive value (2009: $34 million negative value). In 2010, the consolidated entity recognised $nil (2009: $nil) in the income statement due to hedge ineffectiveness on net investment hedges.

Notes to the financial statements
for the financial year ended 31 March 2010
continued

Note 40

Derivative financial instruments continued

Objectives of holding and issuing derivative financial instruments continued

The types of contracts which the consolidated entity trades and uses for hedging purposes are detailed below:

Futures: Futures contracts provide the holder with the obligation to buy a specified financial instrument or commodity at a fixed price and fixed date in the future. Contracts may be closed early via cash settlement. Futures contracts are exchange traded.

Forwards and forward rate agreements: Forward contracts, which resemble futures contracts, are an agreement between two parties that a financial instrument or commodity will be traded at a fixed price and fixed date in the future. A forward rate agreement provides for two parties to exchange interest rate differentials based on an underlying principal amount at a fixed date in the future.

Swaps: Swap transactions provide for two parties to swap a series of cash flows in relation to an underlying principal amount, usually to exchange a fixed interest rate for a floating interest rate. Cross-currency swaps provide a tool for two parties to manage risk arising from movements in exchange rates.

Options: Option contracts provide the holder the right to buy or sell financial instruments or commodities at a fixed price over an agreed period or on a fixed date. The contract does not oblige the holder to buy or sell, however the writer must perform if the holder exercises the rights pertaining to the option.

Note 40

Derivative financial instruments continued

The following table provides details of the consolidated entity's outstanding derivatives used for trading and in some cases for hedging purposes as at 31 March.

	Consolidated 2010				Consolidated 2009			
	Notional amount $m	**Asset revaluations $m**	**Liability revaluations $m**	**Net fair value $m**	Notional amount $m	Asset revaluations $m	Liability revaluations $m	Net fair value $m
Interest rate contracts								
Exchange traded	**13,232**	**46**	**50**	**(4)**	28,427	126	141	(15)
Forwards	**2,060**	**52**	**69**	**(17)**	19,678	8	8	-
Swaps	**157,715**	**3,065**	**3,237**	**(172)**	172,182	4,780	4,280	500
Options	**1,939**	**5**	**4**	**1**	321	6	–	6
Total interest rate contracts	**174,946**	**3,168**	**3,360**	**(192)**	220,608	4,920	4,429	491
Foreign exchange contracts								
Forwards	**16,552**	**258**	**391**	**(133)**	78,322	2,121	1,982	139
Swaps	**59,284**	**744**	**885**	**(141)**	16,607	541	957	(416)
Options	**656**	**314**	**342**	**(28)**	2,604	776	759	17
Total foreign exchange contracts	**76,492**	**1,316**	**1,618**	**(302)**	97,533	3,438	3,698	(260)
Equity contracts								
Exchange traded	**18,189**	**186**	**187**	**(1)**	17,500	360	145	215
Swaps	**3,173**	**128**	**234**	**(106)**	1,850	322	1,292	(970)
Options	**36,350**	**994**	**856**	**138**	8,648	704	1,245	(541)
Other	**675**	**-**	**4**	**(4)**	3,020	25	55	(30)
Total equity contracts	**58,387**	**1,308**	**1,281**	**27**	31,018	1,411	2,737	(1,326)
Commodity contracts								
Exchange traded	**36,045**	**4,142**	**4,446**	**(304)**	55,902	3,361	3,469	(108)
Forwards	**60,804**	**5,174**	**4,851**	**323**	44,396	4,234	3,384	850
Swaps	**40,764**	**4,141**	**3,826**	**315**	39,692	5,625	4,828	797
Options	**86,168**	**2,312**	**2,324**	**(12)**	70,912	4,439	4,826	(387)
Total commodity contracts	**223,781**	**15,769**	**15,447**	**322**	210,902	17,659	16,507	1,152
Total derivatives contracts outstanding	**533,606**	**21,561**	**21,706**	**(145)**	560,061	27,428	27,371	57

Notes to the financial statements for the financial year ended 31 March 2010 continued

Note 41

Financial risk management

Risk Management Group

Risk is an integral part of the consolidated entity's businesses. The main risks faced by the consolidated entity are market risk, equity risk, credit risk, liquidity risk, operational risk, legal and compliance risk. Responsibility for management of these risks lies with the individual businesses giving rise to them. It is the responsibility of the Risk Management Group (RMG) to ensure appropriate assessment and management of these risks.

RMG is independent of all other areas of the Macquarie Group. The Head of RMG, as Macquarie's Chief Risk Officer, is a member of the Executive Committee of MGL and MBL and reports directly to the Managing Director and Chief Executive Officer with a secondary reporting line to the Board Risk Committee. RMG authority is required for all material risk acceptance decisions. RMG identifies, quantifies and assesses all material risks and sets prudential limits. Where appropriate, these limits are approved by the Executive Committee and the Board.

Note 41.1

Credit risk

Credit risk is the risk of financial loss as a result of failure by a client or counterparty to meet its contractual obligations. Credit risk arises from both lending and trading activities. In the case of trading activity, credit risk reflects the possibility that the trading counterparty will not be in a position to complete the contract once the settlement becomes due. In that situation the credit exposure is a function of the movement of prices over the period of the contract.

The consolidated entity's philosophy on credit risk management reflects the principle of separating prudential control from operational management. The responsibility for approval of credit exposures is delegated to specific individuals. All approvals reflect two principles: a requirement for dual sign-off and a requirement that, above specified limits, all credit exposures must be approved outside the business line proposing to undertake them. Most credit decisions are therefore taken within RMG.

All customers' counterparty limits and exposures are allocated an MGL rating on a 1 – 13 scale which broadly correspond with Standard and Poor's (S&P) and Moody's Investor Services (Moody's) credit ratings. Each MGL rating is assigned a Probability of Default (PD) estimate. Credit limits and exposures are also allocated a Loss Given Default (LGD) ratio reflecting the estimated economic loss in the event of default occurring.

No material credit exposures are assumed without appropriate analysis. After this analysis is undertaken, limits are set for an acceptable level of potential exposure. All limits and ratings are reviewed at least once a year, or more frequently if necessary, to ensure that the most current information available on counterparties is taken into account.

All credit exposures are monitored regularly against limits. Credit exposures which fluctuate through the duration of the transaction are monitored daily. These include exposures such as swaps, forward contracts and options, which are assessed using sophisticated valuation techniques.

Where counterparties are under stress they are monitored on a more frequent basis and counterparties with a deteriorating credit risk profile are monitored formally on a monthly basis through Creditwatch and Irregulars reporting. The business remains responsible for the management of the counterparty and of the risk position, but RMG oversight is increased to ensure that positions are managed for optimal outcomes. When counterparties default, RMG and the business work together to resolve the issues and to manage the facilities through the impairment and provisioning process.

To mitigate credit risk, the consolidated entity makes use of margining and other forms of collateral or credit enhancement techniques (including guarantees, letters of credit, the purchase of credit default swaps and mortgage insurance) where appropriate.

The consolidated entity's policies to control credit risk include avoidance of unacceptable concentrations of risk either to any economic sector or to an individual counterparty. Policies are in place to regulate large exposures to single counterparties or groups of counterparties.

The consolidated entity has a country risk framework which covers the assessment of country risk and the approval of country risk limits. Where appropriate the country risk is covered by political risk insurance.

The balances disclosed in the credit risk tables below exclude financial assets that are subject to risks other than credit risk, such as equity investments, interests in associates and joint ventures or bank notes and coins.

Note 41.1

Credit risk continued

Maximum exposure to credit risk

The tables below detail the concentration of credit exposure of the consolidated entity's assets to significant geographical locations and counterparty types. The amounts shown represent the maximum credit risk of the consolidated entity's assets.

	Due from banks $m	Cash collateral on securities borrowed and reverse repurchase agreements[1] $m	Trading portfolio assets[2] $m	Loan assets held at amortised cost $m
Australia				
Governments	–	668	3,541	279
Financial institutions	1,977	349	247	3,008
Other	–	–	130	23,877
Total Australia	1,977	1,017	3,918	27,164
Asia Pacific				
Governments	–	2	245	3
Financial institutions	1,488	316	33	215
Other	–	5	–	426
Total Asia Pacific	1,488	323	278	644
Europe, Middle East and Africa				
Governments	–	46	–	–
Financial institutions	2,418	3,857	39	899
Other	–	229	55	2,839
Total Europe, Middle East and Africa	2,418	4,132	94	3,738
Americas				
Governments	–	436	166	50
Financial institutions	2,368	955	400	1,943
Other	–	286	1,911	10,728
Total Americas	2,368	1,677	2,477	12,721
Total	8,251	7,149	6,767	44,267
Total gross credit risk				

[1] Classified based on the exposure to the underlying security borrowed.

[2] Included in Australia – Governments, are holdings of $4,496 million (2009: $1,458 million) issued by Australian Banks which are subject to the Australian Government Guarantee.

The following provides detail around the active management of credit risk by the consolidated entity:

The consolidated entity enters into master netting agreements with certain counterparties to manage the credit risk where it has trading derivatives in Macquarie Securities Group and Fixed Income, Currencies and Commodities. Stock borrowing and reverse repurchase arrangements entered into by the consolidated entity with external counterparties normally require collateral in excess of 100 per cent (which is consistent with industry practice). Mortgage insurance contracts are entered into in order to manage the credit risk around the mortgage portfolios. Other risk mitigation measures include blocked deposits, bank guarantees and letters of credit.

Other financial assets at fair value through profit or loss $m	Derivative financial instruments – positive values $m	Other assets $m	Debt investment securities available for sale[2] $m	Life investment contracts and other unitholder investment assets $m	Credit commitments and contingent liabilities $m	Total $m
						Consolidated 2010
1,478	548	226	3,716	–	–	10,456
689	380	–	7,384	685	98	14,817
4,654	478	2,987	441	35	1,281	33,883
6,821	1,406	3,213	11,541	720	1,379	59,156
–	4	40	–	–	–	294
50	244	–	41	–	91	2,478
1	105	2,204	1	–	172	2,914
51	353	2,244	42	–	263	5,686
–	85	414	86	–	87	718
686	7,874	38	2,994	–	248	19,053
–	3,381	1,608	506	–	1,037	9,655
686	11,340	2,060	3,586	–	1,372	29,426
–	88	233	162	–	11	1,146
284	6,328	7	759	–	179	13,223
76	2,046	2,727	786	–	2,295	20,855
360	8,462	2,967	1,707	–	2,485	35,224
7,918	21,561	10,484	16,876	720	5,499	129,492
						129,492

Notes to the financial statements
for the financial year ended 31 March 2010 continued

Note 41.1

Credit risk continued

Maximum exposure to credit risk continued

	Due from banks $m	Cash collateral on securities borrowed and reverse repurchase agreements[1] $m	Trading portfolio assets $m	Loan assets held at amortised cost $m
Australia				
Governments	–	1,433	4,001	74
Financial institutions	2,694	587	666	3,046
Other	–	–	137	27,877
Total Australia	2,694	2,020	4,804	30,997
Asia Pacific				
Governments	–	–	–	4
Financial institutions	1,514	54	32	241
Other	–	–	31	317
Total Asia Pacific	1,514	54	63	562
Europe, Middle East and Africa				
Governments	–	2	462	1
Financial institutions	5,435	1,908	–	2,330
Other	–	219	–	1,212
Total Europe, Middle East and Africa	5,435	2,129	462	3,543
Americas				
Governments	–	282	21	58
Financial institutions	2,628	534	535	1,698
Other	–	77	12	7,893
Total Americas	2,628	893	568	9,649
Total	12,271	5,096	5,897	44,751
Total gross credit risk				

[1] Classified based on the exposure to the underlying security borrowed.

[2] Included in Australia – Governments, are holdings of $1,458 million issued by Australian Banks which are subject to the Australian Government Guarantee.

The following provides detail around the active management of credit risk by the consolidated entity:

The consolidated entity enters into master netting agreements with certain counterparties to manage the credit risk where it has trading derivatives in Macquarie Securities Group and Fixed Income, Currencies and Commodities. Stock borrowing and reverse repurchase arrangements entered into by the consolidated entity with external counterparties normally require collateral in excess of 100 per cent (which is consistent with industry practice). Mortgage insurance contracts are entered into in order to manage the credit risk around the mortgage portfolios. Other risk mitigation measures include blocked deposits, bank guarantees and letters of credit.

	Other financial assets at fair value through profit or loss $m	Derivative financial instruments – positive values $m	Other assets $m	Debt investment securities available for sale[2] $m	Life investment contracts and other unit holder investment assets $m	Credit commitments and contingent liabilities $m	Total $m
							Consolidated 2009
	–	411	208	2,060	–	8	8,195
	560	4,772	6	9,381	739	408	22,859
	4,711	655	1,514	140	81	1,182	36,297
	5,271	5,838	1,728	11,581	820	1,598	67,351
	–	53	59	–	–	–	116
	–	342	–	–	–	–	2,183
	1	230	2,417	2	–	239	3,237
	1	625	2,476	2	–	239	5,536
	–	–	242	–	–	–	707
	369	6,843	–	3,437	–	145	20,467
	–	1,833	2,070	98	–	338	5,770
	369	8,676	2,312	3,535	–	483	26,944
	–	18	113	–	–	9	501
	74	3,634	23	1,667	–	243	11,036
	–	8,637	1,149	524	–	1,420	19,712
	74	12,289	1,285	2,191	–	1,672	31,249
	5,715	27,428	7,801	17,309	820	3,992	131,080
							131,080

Notes to the financial statements
for the financial year ended 31 March 2010
continued

Note 41.1

Credit risk continued

Maximum exposure to credit risk continued

	Other assets $m	Due from subsidiaries $m	Credit commitments and contingent liabilities $m	Total $m
				Company 2010
Australia				
Governments	**96**	**–**	**–**	**96**
Other	**8**	**11,635**	**342**	**11,985**
Total Australia	**104**	**11,635**	**342**	**12,081**
Asia Pacific				
Other	**–**	**2**	**277**	**279**
Total Asia Pacific	**–**	**2**	**277**	**279**
Europe, Middle East and Africa				
Other	**–**	**1**	**138**	**139**
Total Europe, Middle East and Africa	**–**	**1**	**138**	**139**
Americas				
Other	**–**	**5**	**12**	**17**
Total Americas	**–**	**5**	**12**	**17**
Total	**104**	**11,643**	**769**	**12,516**
Total gross credit risk				**12,516**
				Company 2009
Australia				
Governments	85	–	–	85
Other	–	10,382	602	10,984
Total Australia	85	10,382	602	11,069
Asia Pacific				
Other	–	–	526	526
Total Asia Pacific	–	–	526	526
Europe, Middle East and Africa				
Other	–	–	216	216
Total Europe, Middle East and Africa	–	–	216	216
Americas				
Other	–	8	216	224
Total Americas	–	8	216	224
Total	85	10,390	1,560	12,035
Total gross credit risk				12,035

Note 41.1

Credit risk continued

Credit quality of financial assets

The table below shows the credit quality by class of financial asset (based upon ultimate risk counterparty) for credit exposures, based on the consolidated entity's credit rating system.

Credit Quality – Consolidated 2010

	Neither past due nor impaired					
	Investment Grade $m	Below Investment Grade $m	Default $m	Unrated $m	Past due or individually impaired $m	Total $m
Due from banks	8,218	33	–	–	–	8,251
Cash collateral on securities borrowed and reverse repurchase agreements						7,149
Governments	924	228	–	–	–	1,152
Financial institutions	5,422	55	–	–	–	5,477
Other	438	72	10	–	–	520
Trading portfolio assets						6,767
Governments	3,894	58	–	–	–	3,952
Financial institutions	623	65	31	–	–	719
Other	215	1,825	56	–	–	2,096
Loan assets held at amortised cost						44,267
Governments	271	2	–	–	59	332
Financial institutions	5,532	505	–	–	28	6,065
Other	23,675	11,876	161	–	2,158	37,870
Other financial assets at fair value through profit or loss						7,918
Governments	1,478	–	–	–	–	1,478
Financial institutions	1,709	–	–	–	–	1,709
Other	2,606	2,081	–	–	44	4,731
Derivative financial instruments – positive values						21,561
Governments	697	28	–	–	–	725
Financial institutions	14,178	648	–	–	–	14,826
Other	4,430	1,526	27	–	27	6,010
Other assets						10,484
Governments	913	–	–	–	–	913
Financial institutions	–	–	–	–	45	45
Other	5,871	2,895	–	566	194	9,526
Debt investment securities available for sale						16,876
Governments	3,964	–	–	–	–	3,964
Financial institutions	11,122	56	–	–	–	11,178
Other	774	932	–	–	28	1,734
Life investment contracts and other unitholder assets						720
Financial institutions	685	–	–	–	–	685
Other	35	–	–	–	–	35
Total						123,993

Included in the past due category are balances in which an amount was overdue by one day or more.

Notes to the financial statements
for the financial year ended 31 March 2010
continued

Note 41.1

Credit risk continued

Credit quality of financial assets continued

Credit Quality – Consolidated 2009

	Neither past due nor impaired					
	Investment Grade $m	Below Investment Grade $m	Default $m	Unrated $m	Past due or individually impaired $m	Total $m
Due from banks	12,252	19	–	–	–	12,271
Cash collateral on securities borrowed and reverse repurchase agreements						5,096
Governments	1,522	195	–	–	–	1,717
Financial institutions	2,998	85	–	–	–	3,083
Other	277	19	–	–	–	296
Trading portfolio assets						5,897
Governments	4,484	–	–	–	–	4,484
Financial institutions	1,195	38	–	–	–	1,233
Other	81	99	–	–	–	180
Loan assets held at amortised cost						44,751
Governments	62	–	–	–	75	137
Financial institutions	5,235	1,922	38	–	120	7,315
Other	24,098	9,815	845	–	2,541	37,299
Other financial assets at fair value through profit or loss						5,715
Governments	–	–	–	–	–	–
Financial institutions	1,003	–	–	–	–	1,003
Other	4,084	568	–	–	60	4,712
Derivative financial instruments – positive values						27,428
Governments	478	4	–	–	–	482
Financial institutions	14,889	702	–	–	–	15,591
Other	9,299	2,056	–	–	–	11,355
Other assets						7,801
Governments	622	–	–	–	–	622
Financial institutions	–	–	24	–	5	29
Other	4,126	2,757	–	106	161	7,150
Debt investment securities available for sale						17,309
Governments	2,060	–	–	–	–	2,060
Financial institutions	14,321	164	–	–	–	14,485
Other	455	258	–	–	51	764
Life investment contracts and other unitholder assets						820
Financial institutions	739	–	–	–	–	739
Other	81	–	–	–	–	81
Total						127,088

Included in the past due category are balances in which an amount was overdue by one day or more.

Notes to the financial statements for the financial year ended 31 March 2010 continued

Note 41.1

Credit risk continued

Credit quality of financial assets continued

The table below shows the credit quality by class of financial asset (based upon ultimate risk counterparty) for credit exposures, based on the consolidated entity's credit rating system.

Credit Quality – Company 2010

	Neither past due nor impaired					
	Investment Grade $m	Below Investment Grade $m	Default $m	Unrated $m	Past due or individually impaired $m	Total $m
Other assets						104
Governments	96	–	–	–	–	96
Other	–	8	–	–	–	8
Due from subsidiaries						11,643
Other	11,607	–	–	36	–	11,643
Total						11,747

Included in the past due category are balances in which an amount was overdue by one day or more.

Credit Quality – Company 2009

	Neither past due nor impaired					
	Investment Grade $m	Below Investment Grade $m	Default $m	Unrated $m	Past due or individually impaired $m	Total $m
Other assets						85
Governments	85	–	–	–	–	85
Due from subsidiaries						10,390
Other	10,374	–	–	16	–	10,390
Total						10,475

Included in the past due category are balances in which an amount was overdue by one day or more.

Financial assets whose terms have been renegotiated

The table below includes the carrying value, as at the reporting date, of financial assets that would otherwise be past due or impaired whose terms have been renegotiated.

	Consolidated 2010 $m	Consolidated 2009 $m	Company 2010 $m	Company 2009 $m
Loans assets held at amortised cost				
Other	84	29	–	–

Note 41.1

Credit risk continued

Ageing analysis of assets past due but not impaired and impaired assets

	Past due but not impaired						
Class of financial asset	Less than 30 days $m	31 to 60 days $m	61 to 90 days $m	More than 90 days $m	Impaired $m	Total $m	Fair value of collateral held $m
						Consolidated 2010	
Loan assets held at amortised cost							
Governments	24	33	2	–	–	59	48
Financial institutions	–	3	–	–	25	28	3
Other	1,007	219	89	317	526	2,158	2,551
Other financial assets at fair value through profit or loss							
Other	–	4	4	–	36	44	–
Derivative financial instruments – positive value							
Other	–	–	–	–	27	27	–
Other assets							
Financial institutions	38	–	–	–	7	45	36
Other	102	18	9	39	26	194	19
Debt investment securities available for sale							
Other	–	–	–	–	28	28	27
Total	1,171	277	104	356	675	2,583	2,684

A facility is considered to be past due when a contractual payment falls overdue by one or more days. When a facility is classified as past due, the entire facility balance is disclosed in the past due analysis.

The factors taken into consideration by the consolidated entity when determining whether an asset is impaired are set out in note 1(xiii) – *Summary of significant accounting policies.*

Of the collateral held against past due and impaired balances for loan assets held at amortised cost, $1,100 million (2009: $1,293 million) relates to collateral held against past due balances on residential mortgage facilities that are covered by mortgage insurance. A mortgage insurance claim will only be made in an instance where there is an outstanding balance on the mortgage facility after the receipt of proceeds on the disposal of the property held as security. The remaining collateral is made up of assets held as collateral against other loan and receivable balances.

The collateral held against past due and impaired balances for other assets, represents equity securities held as security against failed trade settlements.

Repossessed collateral

In the event of customer default on a residential mortgage facility, any loan security is usually held as mortgagee in possession and therefore the consolidated entity does not usually hold any real estate or other assets acquired through the enforcement of security.

In the event of customer default on corporate facilities, the consolidated entity may take possession of real estate or other assets held as security. During the year, the consolidated entity took possession of fixed assets and property assets with a carrying value of $466 million (2009: $25 million). These assets are in the process of being sold.

Note 41.1

Credit risk continued

Ageing analysis of assets past due but not impaired and impaired assets continued

Class of financial asset	Past due but not impaired Less than 30 days $m	31 to 60 days $m	61 to 90 days $m	More than 90 days $m	Impaired $m	Total $m	Fair value of collateral held $m
						Consolidated 2009	
Loan assets held at amortised cost							
Governments	22	14	15	24	–	75	18
Financial institutions	25	31	1	22	41	120	16
Other	789	225	221	431	875	2,541	2,871
Other financial assets at fair value through profit or loss							
Other	27	10	9	14	–	60	21
Other assets							
Financial institutions	–	–	–	–	5	5	–
Other	62	14	11	43	31	161	–
Debt investment securities available for sale							
Other	–	–	–	–	51	51	–
Total	925	294	257	534	1,003	3,013	2,926

Note 41.2

Liquidity risk

Liquidity management

The consolidated entity's liquidity risk management framework ensures that the consolidated entity is able to meet its funding requirements as they fall due under a range of market conditions.

Liquidity management is performed centrally by Group Treasury, with oversight from the Asset and Liability Committee, the MGL and MBL Board and the Risk Management Group (RMG). The consolidated entity's liquidity policies are approved by the Board after endorsement by the Asset and Liability Committee. The Asset and Liability Committee includes the Chief Executive Officer, the Chief Financial Officer, Head of RMG, Treasurer and Business Group Heads.

RMG provides independent prudential oversight of liquidity risk management, including the independent validation of liquidity scenario assumptions, liquidity policies, and the required funding maturity profile.

Liquidity policy

MGL provides funding predominantly to the Non-Banking Group. As such, the MGL liquidity policy outlines the liquidity requirements for the Non-Banking Group. The key requirement of the policy is that MGL is able to meet all of its liquidity obligations on a daily basis and during a period of liquidity stress: a 12 month period of constrained access to funding markets and with only a limited reduction in franchise businesses.

Reflecting the longer term nature of the Non-Banking Group asset profile, the consolidated entity is funded predominantly with a mixture of capital and long term wholesale funding.

The MBL liquidity policy outlines the liquidity requirements for the Banking Group. The key requirement of the policy is that MBL is able to meet all of liquidity obligations on a daily basis and during a period of liquidity stress: a 12 month period of constrained access to funding markets and with only a limited reduction in franchise businesses.

MBL is funded mainly by capital, long term liabilities and deposits.

Notes to the financial statements
for the financial year ended 31 March 2010
continued

Note 41.2

Liquidity risk continued

Scenario analysis

Scenario analysis is central to the consolidated entity's liquidity risk management framework. Group Treasury models a number of liquidity scenarios covering both market-wide crises and firm-specific crises. The objective of this modelling is to ensure the consolidated entity's ability to meet all repayment obligations under each scenario and determine the capacity for asset growth. The modelling includes 12 month liquidity scenarios significantly more severe than the conditions that have been experienced since August 2007.

Scenarios are run over a number of timeframes and a range of conservative assumptions are used with regard to access to capital markets, deposit outflows, contingent funding requirements and asset sales.

Liquid asset holdings

Group Treasury maintains a portfolio of highly liquid unencumbered assets in the consolidated entity to ensure adequate liquidity is available in all funding environments, including worst case conditions. The minimum liquid asset requirement is calculated from internal scenario projections and also complies with regulatory minimum requirements.

To determine the minimum level of liquid assets, reference is made to the expected minimum cash requirement during a combined market-wide and firm-specific crisis scenario over a 12 month timeframe. This scenario assumes no access to new funding sources, a significant loss of deposits and contingent funding outflows resulting from undrawn commitments, market moves on derivatives and other margined positions. The size of the liquid asset portfolio must always exceed the minimum cash requirement as calculated in this model.

Liquidity contingency plan

Group Treasury maintains a liquidity contingency plan. The liquidity contingency plan applies to the entire Macquarie Group and defines roles and responsibilities and actions to be taken in a liquidity event. This includes identification of key information requirements and appropriate communication plans with both internal and external parties.

Specifically, the plan details factors that may constitute a crisis, the officer responsible for enacting the contingency management, a committee of senior executives who would be responsible for managing a crisis, the information required to effectively manage a crisis, a public relations strategy, a high level check list of actions to be taken, and contact lists to facilitate prompt communication with all key internal and external stakeholders. The liquidity contingency plan is subject to regular review (at least annually) by both Group Treasury and RMG and is submitted to the Board for approval.

Funding transfer pricing

An internal funding transfer pricing system is in place which aims to align businesses with the overall funding strategy of the consolidated entity. Under this system the costs of long and short-term funding are charged out, and credits are made to Business Units that provide long-term stable funding.

Contractual undiscounted cash flows

The table below summarises the maturity profile of the consolidated entity's financial liabilities as at 31 March based on contractual undiscounted repayment obligations. Repayments which are subject to notice are treated as if notice were given immediately. However, the consolidated entity expects that many customers will not request repayment on the earliest date the consolidated entity could be required to pay and the table does not reflect the expected cash flows indicated by the consolidated entity's deposit retention history.

Derivatives (other than those designated in a hedging relationship) and trading portfolio liabilities are included in the less than 3 months column at their fair value. Liquidity risk on these items is not managed on the basis of contractual maturity, since they are not held for settlement according to such maturity and will frequently be settled in the short term at fair value. Derivatives designated in a hedging relationship are included according to their contractual maturity.

Notes to the financial statements
for the financial year ended 31 March 2010
continued

Note 41.2

Liquidity risk continued

Contractual undiscounted cash flows continued

	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	Over 5 years $m	Total $m
					Consolidated 2010	
Due to banks	329	223	2,782	5,920	1,381	10,635
Cash collateral on securities lent and repurchase agreements	798	6,648	45	-	-	7,491
Trading portfolio liabilities	-	5,432	-	-	-	5,432
Derivative financial instruments (trading)	-	21,140	-	-	-	21,140
Derivative financial instruments (hedging relationship)						
Contractual amounts payable	-	4,399	3,782	4,397	281	12,859
Contractual amounts receivable	-	(4,396)	(3,815)	(4,547)	(564)	(13,322)
Deposits	14,739	5,357	2,334	90	-	22,520
Debt issued at amortised cost[1]	3	6,474	5,494	31,648	4,972	48,591
Other liabilities[2]	-	10,399	-	-	-	10,399
Other financial liabilities at fair value through profit or loss	8	1,740	1,866	697	159	4,470
Life investment contracts and other unitholder liabilities	-	4,864	-	-	-	4,864
Macquarie Convertible Preference Securities	-	33	33	759	-	825
Subordinated debt	-	8	36	212	1,487	1,743
Total undiscounted cash flows	15,877	62,321	12,557	39,176	7,716	137,647
Contingent liabilities	-	552	-	-	-	552
Commitments	-	4,842	105	-	-	4,947
Total undiscounted contingent liabilities and commitments[3]	-	5,394	105	-	-	5,499

[1] Included in this balance are amounts payable to SPE note holders. The contractual maturity of the notes are dependent on the repayment of the underlying loans. This has been reflected in the maturity analysis.

[2] Excludes items that are not financial instruments and non – contractual accruals and provisions.

[3] Cash flows on contingent liabilities and commitments are dependent on the occurrence of various future events and conditions, and may or may not result in an outflow of resources. These are reported in the 'less than 3 months' column unless the contractual terms specify a cash flow date outside the bucket.

Note 41.2

Liquidity risk continued

Contractual undiscounted cash flows continued

	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	Over 5 years $m	Total $m
					Consolidated 2009	
Due to banks	1,266	240	598	9,495	1,611	13,210
Cash collateral on securities lent and repurchase agreements	1,930	1,650	509	-	-	4,089
Trading portfolio liabilities	-	2,161	-	-	-	2,161
Derivative financial instruments (trading)	-	25,747	-	-	-	25,747
Derivative financial instruments (hedging relationship)						
Contractual amounts payable	243	9,326	7,049	5,600	46	22,264
Contractual amounts receivable	(227)	(9,408)	(6,795)	(5,380)	(26)	(21,836)
Deposits	13,108	7,040	1,637	165	-	21,950
Debt issued at amortised cost[1]	1	6,944	11,377	31,051	4,895	54,268
Other liabilities[2]	-	8,058	-	-	-	8,058
Other financial liabilities at fair value through profit or loss	115	1,992	1,170	2,199	1,898	7,374
Life investment contracts and other unitholder liabilities	-	4,312	-	-	-	4,312
Macquarie Convertible Preference Securities	-	33	33	833	-	899
Subordinated debt	-	15	276	1,797	6	2,094
Total undiscounted cash flows	16,436	58,110	15,854	45,760	8,430	144,590
Contingent liabilities	-	480	-	-	-	480
Commitments	-	3,439	73	-	-	3,512
Total undiscounted contingent liabilities and commitments[3]	-	3,919	73	-	-	3,992

[1] *Included in this balance are amounts payable to SPE note holders. The contractual maturity of the notes are dependent on the* repayment of the underlying loans. This has been reflected in the maturity analysis.

[2] Excludes items that are not financial instruments and non-contractual accruals and provisions.

[3] Cash flows on contingent liabilities and commitments are dependent on the occurrence of various future events and conditions, and may or may not result in an outflow of resources. These are reported in the 'less than 3 months' column unless the contractual terms specify *a cash flow date outside the bucket.*

Notes to the financial statements
for the financial year ended 31 March 2010
continued

Note 41.2

Liquidity risk continued

Contractual undiscounted cash flows continued

	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	Over 5 years $m	Total $m
					Company 2010	
Due to banks	**–**	**–**	**2,328**	**5,008**	**–**	**7,336**
Deposits	**–**	**54**	**–**	**–**	**–**	**54**
Debt issued at amortised cost	**–**	**12**	**187**	**2,268**	**2,167**	**4,634**
Due to subsidiaries	**1,049**	**73**	**40**	**1,343**	**–**	**2,505**
Total undiscounted cash flows	**1,049**	**139**	**2,555**	**8,619**	**2,167**	**14,529**
Contingent liabilities	**–**	**769**	**–**	**–**	**–**	**769**
Total undiscounted contingent liabilities[1]	**–**	**769**	**–**	**–**	**–**	**769**
					Company 2009	
Due to banks	–	52	–	8,125	–	8,177
Deposits	–	104	–	–	–	104
Due to subsidiaries	119	34	3,870	–	–	4,023
Total undiscounted cash flows	119	190	3,870	8,125	–	12,304
Contingent liabilities	–	1,560	–	–	–	1,560
Total undiscounted contingent liabilities[1]	–	1,560	–	–	–	1,560

[1] Cash flows on contingent liabilities are dependent on the occurrence of various future events and conditions, and may or may not result in an outflow of resources. These are reported in the 'less than 3 months' column unless the contractual terms specify a cash flow date outside the bucket.

Note 41.3

Market risk

Market risk is the exposure to adverse changes in the value of the consolidated entity's trading portfolios as a result of changes in market prices or volatility. The consolidated entity is exposed to the following risks in each of the major markets in which it trades:

- foreign exchange and bullion: changes in spot and forward exchange rates and bullion prices and the volatility of exchange rates and bullion prices;
- interest rates and debt securities: changes in the level, shape and volatility of yield curves, the basis between different debt securities and derivatives and credit margins;
- equities: changes in the price and volatility of individual equities, equity baskets and equity indices, including the risks arising from equity underwriting activity; and
- commodities and energy: changes in the price and volatility of gold, silver and base metals, agricultural commodities and energy products;

and to the correlation of market prices and rates within and across markets.

It is recognised that trading activities which give rise to market exposures contain an element of risk taking. The consolidated entity is prepared to accept such risks provided they are within agreed limits, independently and correctly identified, calculated and monitored by RMG, and reported to senior management on a regular basis.

RMG monitors positions within the consolidated entity according to a limit structure which sets limits for all exposures in all markets. Limits are for both individual trading desks and divisions as well as in aggregate. Trigger limits for the consolidated entity as a whole ensure that if several trading book limits are being used simultaneously, the aggregate level of risk is in line with the global risk appetite articulated in the economic capital model.

RMG sets three complementary limit structures:

- **Contingent Loss Limits**: a wide range of price and volatility scenarios, including comprehensive worst case, or stress scenarios. Worst case scenarios include market movements larger than have occurred historically. Multiple scenarios are set for each market to capture the non-linearity and complexity of exposures arising from derivatives. A wide range of assumptions about the correlations between markets is applied;
- **Position Limits**: volume, maturity and open position limits are set on a large number of market instruments and positions in order to constrain concentration risk and to avoid the accumulation of risky, illiquid positions; and
- **Value-at-Risk (VaR) Limits**: statistical measure based on a 10-day holding period and a 99 per cent confidence level, as stipulated by the APRA capital adequacy standard. The model is validated daily by back testing a 1-day VaR against hypothetical and actual daily trading profit or loss.

Notes to the financial statements for the financial year ended 31 March 2010 continued

Note 41.3

Market risk continued

Value-at-Risk (VaR) figures

The table below shows the average, maximum and minimum VaR over the year for the major markets in which the consolidated entity operates. The VaR shown in the table is based on a one-day holding period. The aggregated VaR is on a correlated basis.

	2010 Average $m	2010 Maximum $m	2010 Minimum $m	2009 Average $m	2009 Maximum $m	2009 Minimum $m
						Consolidated
Equities	6.66	20.92	2.80	5.79	16.41	3.27
Interest rates	4.34	6.65	3.09	5.25	10.04	2.52
Foreign exchange and bullion	3.59	10.50	0.57	5.00	14.97	1.49
Commodities	10.95	16.98	5.37	9.06	17.04	5.48
Aggregate	14.26	26.70	6.06	13.01	24.17	9.28

Value-at-Risk

The VaR model uses a Monte Carlo simulation to generate normally distributed price and volatility paths, based on three to ten years of historical data. VaR focuses on unexceptional price moves, it does not account for losses that could occur beyond the 99 per cent level of confidence. These factors can limit the effectiveness of VaR in predicting future price moves when changes to future risk factors deviate from the movements expected by the above assumptions. For capital adequacy purposes, debt-specific risk is measured using APRA's standard method, whilst all other exposures are captured by the VaR model. This combined approach has been approved by APRA and is subject to periodic review.

Interest rate risk

The consolidated entity also has exposure to non-traded interest rate risk generated by banking products such as loans and deposits. Banking businesses have small limits to accumulate small levels of interest rate risk. Wherever possible, these interest rate risks are transferred to the consolidated entity's trading business and managed within traded market risk limits and are included within the VaR figures presented above. Some residual interest rate risks remain in the banking book as an unavoidable consequence of doing business. Residual risks have independent limits that are monitored by RMG.

Certain interest rate derivative transactions are undertaken to economically hedge interest rate risk associated with the MIPS. As the MIPS are classified as equity for accounting and the hedge accounting requirements cannot be met, the volatility arising from recognising these derivatives at fair value is reflected in the income statement. Interest rate sensitivity on these derivatives is not reflected in the VaR numbers above. Indicatively, a 50 basis point increase/ decrease in interest rates would result in a decrease/increase in profit before tax of $3 million (2009: $20 million) respectively.

Other than the volatility on the derivatives described above, there are no material interest rate risks within the consolidated entity.

Note 41.3

Market risk continued

Foreign currency risk

The consolidated entity is exposed to foreign currency risk arising from transactions entered into in its normal course of business and as a result of the consolidated entity's investments in foreign operations. Movements in foreign currency exchange rates will result in gains or losses in the income statement due to the revaluation of certain balances or in movements in the Foreign Currency Translation Reserve due to the revaluation of foreign operations.

In order to appropriately manage this risk, non-trading foreign currency exposures are appropriately hedged unless specifically approved by RMG, and trading foreign currency exposures remain within trading limits set by RMG.

Forward foreign exchange contracts, or borrowings in the same currency as the exposure, are designated as hedges under Australian Accounting Standards and offset movements on the net assets within foreign operations and are transferred to the Foreign Currency Translation Reserve.

Responsibility for monitoring and managing foreign currency exposures arising from transactions rests with individual businesses which will enter into internal transactions as necessary to transfer the underlying foreign exchange risk to our trading businesses. Any residual foreign exchange risk residing in non-trading business units is included in the internal model capital calculation by RMG, with the exception of specific investments in core foreign operations as discussed below.

During the year the foreign currency hedging policy of the consolidated entity was reviewed with the effect of reducing the sensitivity of the group's regulatory capital position to foreign currency movements. This is achieved by leaving specific investments in core foreign operations exposed to foreign currency translation movements. The resultant change in the Australian dollar value of the foreign investment is captured in the Foreign Currency Translation Reserve, a component of regulatory capital. This offsets the corresponding movement in the capital requirements of these investments.

As a result of the consolidated entity's foreign exchange policy, the consolidated entity is partially exposed to currency risk in relation to the translation of its net investment in foreign operations to Australian dollars.

The table below indicates the sensitivity to movements in the Australian dollar rate against various foreign currencies at 31 March. The consolidated entity is active in various currencies globally – those with the most impact on the sensitivity analysis below are USD, GBP, HKD and CAD.

	Movement in exchange rates %	Sensitivity of equity after tax $m
		Consolidated
Australian dollar	+10	(174.3)
Australian dollar	–10	213.0

Note 41.3

Market risk continued

Equity price risk

The table below indicates the equity markets to which the consolidated entity had significant exposure at 31 March on its non-trading investment portfolio excluding interests in associates and joint ventures. The effect on equity (as a result of a change in the fair value of equity instruments held as available for sale at 31 March) and the income statement due to a reasonably possible change in equity prices, with all other variables held constant, is as follows:

	2010			2009		
Geographic region	Movement in equity price %	Sensitivity of profit before tax $m	Sensitivity of equity after tax $m	Movement in equity price %	Sensitivity of profit before tax $m	Sensitivity of equity after tax $m
						Consolidated
Listed						
Australia	+10	2.6	59.5	+10	0.6	11.4
Asia Pacific	+10	-	4.5	+10	-	4.6
Europe, Middle East and Africa	+10	0.2	1.9	+10	-	0.9
Americas	+10	3.9	4.2	+10	2.1	2.3
Unlisted	+10	0.1	27.9	+10	0.1	36.3
Listed						
Australia	-10	(2.2)	(59.5)	-10	(0.4)	(11.4)
Asia Pacific	-10	-	(4.5)	-10	-	(4.6)
Europe, Middle East and Africa	-10	-	(1.9)	-10	-	(0.9)
Americas	-10	(3.9)	(4.2)	-10	(2.1)	(2.3)
Unlisted	-10	(0.1)	(27.9)	-10	(0.1)	(36.3)

Notes to the financial statements
for the financial year ended 31 March 2010
continued

Note 42

Average interest bearing assets and liabilities and related interest

	Consolidated 2010			Consolidated 2009		
	Average balance $m	Income/ (expense) $m	Average rate %	Average balance $m	Income/ (expense) $m	Average rate %
Assets						
Interest bearing assets						
Due from banks	8,419	151	1.8	11,392	394	3.5
Cash collateral on securities borrowed and reverse repurchase agreements	6,694	112	1.7	14,956	449	3.0
Trading portfolio assets	7,196	357	5.0	3,947	271	6.9
Loan assets held at amortised cost	46,093	2,798	6.1	50,579	3,862	7.6
Other financial assets at fair value through profit or loss	5,023	374	7.4	4,710	397	8.4
Investment securities available for sale	19,367	789	4.1	16,707	1,030	6.2
Interest in associates and joint ventures accounted for using the equity method	358	10	2.8	402	17	4.2
Total interest bearing assets	93,150	4,591		102,693	6,420	
Total non-interest bearing assets	57,151			69,078		
Total assets	150,301			171,771		
Liabilities						
Interest bearing liabilities						
Due to banks	10,693	(408)	3.8	10,672	(520)	4.9
Cash collateral on securities lent and repurchase agreements	7,657	(352)	4.6	9,679	(333)	3.4
Trading portfolio liabilities	988	(46)	4.7	2,052	(126)	6.1
Deposits	20,484	(600)	2.9	19,109	(970)	5.1
Debt issued at amortised cost	45,716	(1,788)	3.9	51,633	(3,188)	6.2
Other financial liabilities at fair value through profit or loss	4,912	(181)	3.7	3,637	(209)	5.7
Other liabilities	305	(16)	5.2	110	(6)	5.5
Loan capital						
Macquarie Convertible Preference Securities	592	(67)	11.3	435	(32)	7.4
Subordinated debt	1,685	(53)	3.1	1,960	(98)	5.0
Total interest bearing liabilities	93,032	(3,511)		99,287	(5,482)	
Total non-interest bearing liabilities	46,316			62,549		
Total liabilities	139,348			161,836		
Net assets	10,953			9,935		
Equity						
Contributed equity						
Ordinary share capital	6,063			4,759		
Treasury shares	(36)			(4)		
Exchangeable shares	133			124		
Reserves	273			230		
Retained earnings	3,898			3,632		
Total capital and reserves attributable to ordinary equity holders of Macquarie Group Limited	10,331			8,741		
Minority interest	622			1,194		
Total equity	10,953			9,935		

Notes to the financial statements for the financial year ended 31 March 2010 continued

Note 43

Fair values of financial assets and liabilities

Fair value reflects the amount for which an asset could be exchanged or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Quoted prices or rates are used to determine fair value where an active market exists. If the market for a financial instrument is not active, fair values are estimated using present value or other valuation techniques, using inputs based on market conditions prevailing on the measurement date.

The values derived from applying these techniques are affected by the choice of valuation model used and the underlying assumptions made regarding inputs such as timing and amounts of future cash flows, discount rates, credit risk, volatility and correlation.

Financial instruments measured at fair value are categorised in their entirety, in accordance with the levels of the fair value hierarchy as outlined below:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The appropriate level for an instrument is determined on the basis of the lowest level input that is significant to the fair value measurement.

The following methods and significant assumptions have been applied in determining the fair values of financial instruments:

- Trading portfolio assets and liabilities, financial assets and liabilities at fair value through profit or loss, derivative financial instruments and other transactions undertaken for trading purposes are measured at fair value by reference to quoted market prices when available (e.g. listed securities). If quoted market prices are not available, then fair values are estimated on the basis of pricing models or other recognised valuation techniques;
- Investment securities classified as available for sale are measured at fair value by reference to quoted market prices when available (e.g. listed securities). If quoted market prices are not available, then fair values are estimated on the basis of pricing models or other recognised valuation techniques. Unrealised gains and losses, excluding impairment write-downs, are recorded in the available for sale reserve in equity until the asset is sold, collected or otherwise disposed of;
- Fair values of fixed rate loans and issued debt classified as at fair value through profit or loss is estimated by reference to current market rates offered on similar loans;
- For financial instruments carried at fair value the determination of fair value includes credit risk (i.e. the premium over the basic interest rate). Counterparty credit risk inherent in these instruments is factored into their valuations via credit valuation adjustments (CVA). This amount represents the estimated market value of protection required to hedge credit risk from counterparties, taking into account expected future exposures, collateral, and netting arrangements. CVA is determined when the market price (or parameter) is not indicative of the credit quality of the specific counterparty. Where financial instruments are valued using an internal model that utilises observable market parameters, market practice is to quote parameters equivalent to an interbank credit rating (that is, all counterparties are assumed to have the same credit quality). Consequently, a CVA calculation is necessary to reflect the credit quality of each derivative counterparty to arrive at fair value; and
- The consolidated entity's own credit risk is factored into the valuations of liabilities measured at fair value via debit valuation adjustments (DVA). This is because credit risk affects what the transaction price of the liability would have been in an arm's length exchange motivated by normal business considerations (e.g. it affects the value at which liabilities could be repurchased or settled, the observed market price of quoted debt securities and the contract interest rate offered when debt is initially raised). Consequently, changes in the credit quality of the consolidated entity are reflected in valuations where the credit risk would be considered by market participants and excludes fully collateralised transactions and other instruments for which it is established market practice not to include an entity-specific adjustment for own credit. The methodology to determine the adjustment is consistent with CVA and incorporates the consolidated entity's credit spread, for the term of the liability measured, as observed through the credit default swap market. This amount represents the estimated difference in the market value of identical obligations.

Where valuation techniques are used to determine fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All models are certified before they are used, and models are calibrated periodically to test that outputs reflect prices from observable current market transactions in the same instrument or other available observable market data. To the extent possible, models use only observable market data (e.g. for OTC derivatives), however management is required to make assumptions for certain inputs that are not supported by prices from observable current market transactions in the same instrument, such as, volatility and correlation.

Note 43

Fair values of financial assets and liabilities continued

The following methods and significant assumptions have been applied in determining the fair values of financial instruments which are carried at amortised cost:

- The fair values of variable rate financial instruments, including loan assets and liabilities carried at amortised cost, cash collateral on securities borrowed/cash collateral on securities lent and reverse repurchase/repurchase agreements, are approximated by their carrying amounts. The fair value of loan assets repayable without penalty is approximated by their carrying value;
- The fair value of fixed rate loans and debt carried at amortised cost is estimated by reference to current market rates offered on similar loans and the creditworthiness of the borrower;
- The fair value of debt issues and subordinated debt is based on market prices where available. Where market prices are not available the fair value is based on discounted cash flows using rates appropriate to the term and issue and incorporates changes in the consolidated entity's own credit spread;
- Substantially all of the consolidated entity's commitments to extend credit are at variable rates. As such, there is no significant exposure to fair value fluctuations resulting from interest rate movements relating to these commitments; and
- In the separate financial statements of the Company, the fair value of balances due from/to subsidiaries is approximated by their carrying amount as the balances are generally receivable/payable on demand.

The tables below summarise the carrying value and fair value of all financial assets and liabilities held at amortised cost of the consolidated entity and Company at 31 March 2010:

	2010 Carrying amount $m	2010 Fair value $m	2009 Carrying amount $m	2009 Fair value $m
				Consolidated
Assets				
Due from banks	8,251	8,251	12,271	12,271
Loan assets held at amortised cost	44,267	44,486	44,751	44,984
Total financial assets	52,518	52,737	57,022	57,255
Liabilities				
Due to banks	9,927	9,720	11,858	11,004
Deposits	22,484	22,492	21,868	21,868
Debt issued at amortised cost	42,614	42,784	48,270	47,687
Macquarie Convertible Preference Securities	593	637	591	553
Subordinated debt at amortised cost	916	910	1,496	725
Total financial liabilities	76,534	76,543	84,083	81,837
				Company
Assets				
Due from subsidiaries	11,643	11,643	10,390	10,390
Total financial assets	11,643	11,643	10,390	10,390
Liabilities				
Due to banks	6,922	6,685	7,393	6,443
Deposits	54	54	104	104
Debt issued at amortised cost	3,154	3,352	–	–
Due to subsidiaries	2,357	2,425	3,919	3,760
Total financial liabilities	12,487	12,516	11,416	10,307

Notes to the financial statements
for the financial year ended 31 March 2010 continued

Note 43

Fair values of financial assets and liabilities continued

The following table summarises the levels of the fair value hierarchy for financial instruments measured at fair value at 31 March 2010:

	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
				Consolidated
Assets				
Trading portfolio assets	9,220	2,494	424	12,138
Other financial assets at fair value through profit or loss	3,279	5,578	315	9,172
Derivative financial instruments – positive values	3,269	18,016	276	21,561
Investment securities available for sale	16,176	1,519	526	18,221
Life investment contracts and other unitholder investment assets	940	3,906	–	4,846
Total assets	32,884	31,513	1,541	65,938
Liabilities				
Trading portfolio liabilities	4,350	1,079	3	5,432
Derivative financial instruments – negative values	3,862	17,416	428	21,706
Other financial liabilities at fair value through profit or loss	85	4,270	58	4,413
Life investment contracts and other unitholder liabilities	944	3,920	–	4,864
Subordinated debt at fair value through profit or loss	–	499	–	499
Total liabilities	9,241	27,184	489	36,914

Note 43

Fair values of financial assets and liabilities continued

Reconciliation of balances in Level 3 of the fair value hierarchy

The following table reconciles the balances in Level 3 of the fair value hierarchy for the consolidated entity for the financial year ended 31 March 2010:

	Trading portfolio assets $m	Other financial assets at fair value through profit or loss $m
Balance at the beginning of the financial year	755	126
Purchases	503	145
Sales	(752)	(14)
Issues	–	–
Settlements	–	–
Transfers into Level 3	–	42
Transfers out of Level 3	(83)	–
Fair value gains/(losses) recognised in the income statement[1]	1	16
Fair value gains/(losses) recognised in other comprehensive income[1]	–	–
Balance at the end of the financial year	424	315
Fair value gains/(losses) for the period included in the income statement for assets and liabilities held at the end of the financial year end.[1]	19	16

[1] The consolidated entity employs various hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified as levels 1 and/or 2. The realised and unrealised gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realised or unrealised gains and losses arising on economic hedging instruments classified in level 1 and/or 2.

[2] The derivative financial instruments in the table above are represented on a net basis. On a gross basis Derivative financial instruments – positive values are $276 million and Derivative financial instruments – negative values are $428 million.

	Investment securities available for sale $m	Trading portfolio liabilities $m	Other financial liabilities at fair value through profit or loss $m	Derivative financial instruments (net replacement values)[2] $m	Total $m
					Consolidated
	968	-	-	(88)	1,761
	211	(25)	(55)	(43)	736
	(328)	27	-	15	(1,052)
	2	-	-	(20)	(18)
	(11)	-	-	31	20
	-	-	-	(30)	12
	(138)	-	-	49	(172)
	(82)	(5)	(3)	(66)	(139)
	(96)	-	-	-	(96)
	526	(3)	(58)	(152)	1,052
	(22)	(2)	(3)	(85)	(77)

Notes to the financial statements
for the financial year ended 31 March 2010
continued

Note 43

Fair values of financial assets and liabilities continued

Significant transfers between levels of the fair value hierarchy

During the financial year the consolidated entity did not have significant transfers between level 1 and 2.

Transfers into level 3 were due to the lack of observable valuation inputs for certain securities and investments. Transfers out of level 3 were principally due to valuation inputs becoming observable during the year.

Unrecognised gains

For financial assets and financial liabilities measured at fair value through profit or loss, when the transaction price in a non-active market is different to the fair market value from other observable current market conditions in the same instrument or based on valuation techniques whose variables include other data from observable markets, the consolidated entity recognises the difference between the transaction price and the fair value in the income statement. In cases where use is made of data which is not observable, profit or loss is only recognised in the income statement when the inputs become observable, or over the life of the instrument.

The table below summarises the deferral and recognition of profit or loss where a valuation technique has been applied for which not all inputs are observable in the market:

	Consolidated 2010 $m
Balance at the beginning of the period	55
Deferral on new transactions	25
Amounts recognised in the income statement during the year	(42)
Balance at the end of the period	38

Sensitivity analysis of valuations using unobservable inputs

The table below shows the sensitivity in changing assumptions to reasonably possible alternative assumptions, for those financial instruments for which fair values are determined in whole or in part using valuation techniques based on such assumptions.

	Favourable changes		Unfavourable changes	
	Profit & loss $m	Equity $m	Profit & loss $m	Equity $m
Product type			Consolidated 2010	
Equity and equity linked products	32	13	(32)	(2)
Asset backed products	30	-	(28)	-
Commodity products	24	-	(24)	-
Credit products	3	-	(3)	-
FX products	2	-	(2)	-
Interest rate products	1	-	(1)	-
Total	92	13	(90)	(2)

Notes to the financial statements
for the financial year ended 31 March 2010
continued

Note 44

Audit and other services provided by PricewaterhouseCoopers

During the year, the auditor of the Company and consolidated entity, PwC, and its related practices earned the following remuneration:

	Consolidated 2010 $'000	Consolidated 2009 $'000	Company 2010 $'000	Company 2009 $'000
PwC – Australian firm				
Audit and review of financial reports of the Company or any subsidiary of the Company	5,963	6,993	14	16
Other audit-related work	1,201	1,855	–	–
Other assurance services	1,478	862	564	552
Total audit and other assurance services	8,642	9,710	578	568
Advisory services	717	1,283	–	–
Taxation	535	620	–	–
Total remuneration paid to PwC – Australian firm	9,894	11,613	578	568
Related practices of PwC – Australian firm (including PwC – overseas firms)				
Audit and review of financial reports of the Company or any subsidiary of the Company	7,718	7,117	–	–
Other audit-related work	157	57	–	–
Other assurance services	430	1,183	–	–
Total audit and other assurance services	8,305	8,357	–	–
Advisory services	694	2,422	–	–
Taxation	3,570	2,070	–	–
Total remuneration paid to related practices of PwC – Australian firm	12,569	12,849	–	–
Total remuneration paid to PwC	22,463	24,462	578	568

Use of PwC's services for engagements other than audit and assurance is restricted in accordance with the Company's Auditor Independence policy. These assignments are principally tax compliance and agreed upon assurance procedures in relation to acquisitions.

Certain fees for advisory services are in relation to Initial Public Offerings and due diligence services for new funds. These fees may be recovered by the consolidated entity upon the successful establishment of the funds.

It is the Company's policy to seek competitive tenders for all major advisory projects.

Note 45

Acquisitions and disposals of subsidiaries and businesses

In accordance with AASB 3 *Business Combinations*, provisional amounts for the initial accounting of acquisitions made during the period have been reported in this Financial Report.

Significant entities and businesses acquired or consolidated due to acquisition of control:

– Tristone Capital Global Inc.

On 31 August 2009, a subsidiary of MGL acquired a 100 per cent interest in Tristone Capital Global Inc., an entity engaged in the business of providing advisory and securities services to the energy sector.

– Fox-Pitt Kelton Group

On 30 November 2009 a subsidiary of MGL acquired a 100 per cent interest in Fox-Pitt Kelton Cochran Caronia Waller LLC, a financial institutions focussed boutique investment banking firm, with a broad coverage across all financial institutions and specialisation in insurance advisory services.

– Blackmont Capital

On 31 December 2009, a subsidiary of MGL acquired a 100 per cent interest in Blackmont Capital Inc, a full service wealth management and investment dealer business.

– Delaware Investments

On 5 January 2010, a subsidiary of MGL acquired a 100 per cent interest in Delaware Investments, a leading US-based diversified asset management firm.

Other entities acquired or consolidated due to acquisition of control during the financial year are as follows:

Telbane 2 Pty Limited, BE Geothermal GmbH, Advanced Markets Holdings LLC, Relational Technology Services Inc and Macquarie Topest Management Limited.

Aggregate details of the above entities and businesses (including disposal groups) acquired or consolidated due to acquisition of control are as follows:

	2010 $m	2009 $m
Fair value of net assets acquired		
Cash, other financial assets and other assets	1,191	513
Goodwill and other intangible assets	738	45
Property, plant and equipment	16	10
Assets of disposal groups classified as held for sale	48	683
Payables, provisions, borrowings and other liabilities	(1,021)	(439)
Liabilities of disposal groups classified as held for sale	(43)	(274)
Minority interests	(2)	–
Minority interest in disposal groups classified as held for sale	–	(179)
Total fair value of net assets acquired	927	359
Restructure and operating costs – disposal groups classified as held for sale	–	(110)
Adjusted net assets	927	249
Purchase consideration		
Cash consideration and costs directly attributable to acquisition	748	85
Deferred consideration	125	74
Extinguishment of loan asset	56	–
Total purchase consideration	929	159
Net cash (outflow)/inflow		
Cash consideration and costs directly attributable to acquisition	(748)	(85)
Less: cash and cash equivalents acquired	439	130
Net cash (outflow)/inflow	(309)	45

Included in the current year results for the consolidated entity is profit of $14 million and revenue of $89 million from Delaware Investments since the date of acquisition. If this acquisition had taken place on 1 April 2009 the impact on the current year results for the consolidated entity would have been profit of $33 million and revenue of $462 million. The operating results of the other acquisitions did not have a material impact on the results of the consolidated entity.

Note 45

Acquisitions and disposals of subsidiaries and businesses continued

Other entities acquired or consolidated due to acquisition of control during the financial year continued

There are no significant differences between the fair value of net assets acquired and their carrying amounts, other than goodwill and other intangible assets as noted above. The goodwill acquired during the current financial year has arisen due to the value of the businesses acquired over their individual asset values, the employees acquired as part of the business and synergies Macquarie expects to realise from the acquisitions.

The 31 March 2009 comparatives relate to Macquarie Securities (Thailand) Limited, Chartreuse et Mont Blanc and Constellation Energy, being the significant entities acquired or consolidated due to acquisition of control.

Significant entities and businesses disposed of or deconsolidated due to loss of control:

– **Macquarie Communications Infrastructure Management Limited**

On 22 July 2009, a subsidiary of MGL disposed of its 100 per cent interest in Macquarie Communications Infrastructure Management Limited.

Other entities disposed of or deconsolidated during the financial year are as follows:

Shanghai Chengli Properties Co Ltd, Lachlan Wealth Management Limited, Equinox Investment Holdings Pty Ltd, Macquarie Leisure Management Limited, Microstar Logistics LLC, Microstar Keg Management LLC, Global Container Management LLC, Microstar Global Asset Management LLC, Macquarie Infrastructure Investment Management Limited, Macquarie Airports Management Limited, Vow Financial Holdings Pty Limited, Macquarie Real Estate Investments Pty Limited, Japan Automobile Road Co Ltd, Macquarie Media Management Limited, Macquarie CountryWide Management Limited, Macquarie Office Management Limited, Macquarie Direct Property Management Limited, Macquarie Asset Services Limited, Macquarie Real Estate Management Services Pty Limited and Macquarie Real Estate Europe Limited.

Aggregate details of the above entities and businesses disposed of or deconsolidated are as follows:

	2010 $m	2009 $m
Carrying value of assets and liabilities disposed of or deconsolidated		
Cash, other financial assets and other assets	315	3,535
Goodwill and other intangible assets	18	–
Property, plant and equipment	89	4
Non-current assets and assets of disposal groups classified as held for sale	15	80
Payables, provisions, borrowings and other liabilities	(112)	(31)
Liabilities of disposal groups classified as held for sale	–	(59)
Total carrying value of assets and liabilities disposed of or deconsolidated	325	3,529
Consideration received		
Consideration received in cash and cash equivalents	473	3,424
Consideration received in equity	91	–
Deferred consideration	14	–
Total consideration received	578	3,424
Net cash inflow		
Cash received	473	3,424
Less:		
Investment retained	–	(1)
Cash and cash equivalents disposed of or deconsolidated	(36)	(17)
Net cash inflow	437	3,406

The 31 March 2009 comparatives relate to Longview Oil and Gas, MQ Japan Market Neutral Fund (Cayman Islands), the Italian mortgages business, the margin lending business and Macquarie Infrastructure Opportunities Fund Ltd, being the significant entities and businesses disposed of or deconsolidated due to loss of control.

Notes to the financial statements
for the financial year ended 31 March 2010
continued

Note 46

Events occurring after balance sheet date

Following approval by unitholders on 22 April 2010, investments in the Macquarie Cash Management Trust (CMT) will be converted to an at call account with Macquarie Bank. The conversion is scheduled to take place in July 2010. At the current time, total funds under management in the Macquarie CMT are $10 billion. The funds transferred to the consolidated entity will form part of the consolidated entity's overall funding pool.

At the date of this report, the Directors are not aware of any other matter or circumstance which has arisen that has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in the financial years subsequent to 31 March 2010 not otherwise disclosed in this report.

Macquarie Group Limited
Directors' declaration

In the Directors' opinion

a) the financial statements and notes set out on pages 137 to 244 are in accordance with the *Corporations Act 2001*, including:
   (i) complying with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and
   (ii) giving a true and fair view of the Company and consolidated entity's financial position as at 31 March 2010 and of their performance, as represented by the results of their operations and its cash flows, for the financial year ended on that date; and

b) there are reasonable grounds to believe that Macquarie Group Limited will be able to pay its debts as and when they become due and payable; and

c) the audited remuneration disclosures set out on pages 67 to 125 of the Directors' Report comply with Australian Accounting Standards and the Corporations Regulations 2001.

The Directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the Directors.



David S. Clarke, AO
Non-Executive Director and
Chairman



Nicholas Moore
Managing Director and
Chief Executive Officer

Sydney
29 April 2010

Independent audit report
To the members of Macquarie Group Limited continued



Report on the financial report

We have audited the accompanying financial report of Macquarie Group Limited (the Company), which comprises the balance sheet as at 31 March 2010, and the income statement, the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration for both Macquarie Group Limited and the Macquarie Group (the Consolidated Entity). The Consolidated Entity comprises the Company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' responsibility for the financial report

The directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In note 1, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that the financial statements comply with International Financial Reporting Standards.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditor's opinion

In our opinion:

a) the financial report of Macquarie Group Limited is in accordance with the *Corporations Act 2001*, including:
   (i) giving a true and fair view of the Company's and Consolidated Entity's financial position as at 31 March 2010 and of their performance for the year ended on that date; and
   (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*; and

b) the financial report also complies with International Financial Reporting Standards as disclosed in note 1.

Liability is limited by scheme approved under Professional Standards Legislation

Report on the Remuneration Report

We have audited the remuneration report included in pages 67 to 125 of the directors' report for the year ended 31 March 2010. The directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's opinion

In our opinion, the remuneration report of Macquarie Group Limited for the year ended 31 March 2010, complies with section 300A of the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

DH Armstrong
Partner

Sydney
29 April 2010

Macquarie Group Limited
Ten year history

With the exception of 31 March 2005, the financial information presented below has been based on the Australian Accounting Standards adopted at each balance sheet date. The financial information for the full years ended 31 March 2005 – 2010 is based on the reported results using the Australian Accounting Standards that also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Years ended 31 March	2001	2002	2003	2004	2005	2006	2007	2008	2009	**2010**
Income statement ($ million)										
Total income from ordinary activities	1,649	1,822	2,155	2,823	4,197	4,832	7,181	8,248	5,526	**6,638**
Total expenses from ordinary activities	(1,324)	(1,467)	(1,695)	(2,138)	(3,039)	(3,545)	(5,253)	(6,043)	(4,537)	**(5,344)**
Operating profit before income tax	325	355	460	685	1,158	1,287	1,928	2,205	989	**1,294**
Income tax expense	(53)	(76)	(96)	(161)	(288)	(290)	(377)	(317)	(15)	**(201)**
Profit for the year	272	279	364	524	870	997	1,551	1,888	974	**1,093**
Macquarie Income Preferred Securities distributions	–	–	–	–	(28)	(51)	(54)	(50)	(45)	**(8)**
Macquarie Income Securities distributions	(31)	(29)	(28)	(27)	(29)	(29)	(31)	(34)	(33)	**(21)**
Other minority interests	1	–	(3)	(3)	(1)	(1)	(3)	(1)	(25)	**(14)**
Profit attributable to ordinary equity holders	242	250	333	494	812	916	1,463	1,803	871	**1,050**
Statement of financial position ($ million)										
Total assets	27,848	30,234	32,462	43,771	67,980	106,211	136,389	167,250	149,144	**145,940**
Total liabilities	26,510	27,817	29,877	40,938	63,555	100,874	128,870	157,189	139,584	**134,171**
Net assets	1,338	2,417	2,585	2,833	4,425	5,337	7,519	10,061	9,560	**11,769**
Total loan assets	7,785	9,209	9,839	10,777	28,425	34,999	45,796	52,407	44,751	**44,267**
Impaired loan assets (net of provisions)	31	49	16	61	42	85	88	165	952	**647**
Share information[1]										
Cash dividends per share (cents per share)										
Interim	41	41	41	52	61	90	125	145	145	**86**
Final	52	52	52	70	100	125	190	200	40	**100**
Special[2]	–	–	50	–	40	–	–	–	–	**–**
Total	93	93	143	122	201	215	315	345	185	**186**
Basic earnings per share (cents per share)	138.9	132.8	164.8	233.0	369.6	400.3	591.6	670.6	309.6	**320.2**
Share price at 31 March ($)[1]	27.63	33.26	24.70	35.80	48.03	64.68	82.75	52.82	27.05	**47.25**
Ordinary share capital (million shares)[3]	175.9	198.5	204.5	215.9	223.7	232.4	253.9	274.6	283.4	**344.2**
Market capitalisation at 31 March (fully paid ordinary shares) ($ million)	4,860	6,602	5,051	7,729	10,744	15,032	21,010	14,503	7,667	**16,266**
Net tangible assets per ordinary share ($)[4]	5.15	7.94	8.23	10.72	13.97	16.63	22.86	28.18	23.72	**25.82**
Ratios										
Return on average ordinary shareholders' funds	27.1%	18.7%	18.0%	22.3%	29.8%	26.0%	28.1%	23.7%	9.9%	**10.0%**
Dividend payout ratio	67.5%	73.6%	87.4%[2]	53.2%	53.2%	54.4%	54.3%	52.2%	60.2%	**60.4%**
Expense/income ratio	80.3%	80.5%	78.7%	75.7%	72.4%	73.4%	73.2%	73.3%	82.1%	**80.5%**
Net loan losses as % of loan assets (excluding securitisation SPVs and segregated futures funds)	0.1%	0.2%	0.0%	0.3%	0.2%	0.2%	0.1%	0.3%	1.9%	**0.8%**
Assets under management ($ billion)[5]	30.9	41.3	52.3	62.6	96.7	140.3	197.2	232.0	243.1	**325.7**
Staff numbers[6]	4,467	4,726	4,839	5,716	6,556	8,183	10,023	13,107	12,716	**14,657**

[1] The Macquarie Bank Limited (now Macquarie Group Limited) ordinary shares were quoted on the Australian Stock Exchange (now Australian Securities Exchange) on 29 July 1996.

[2] The special dividend for 2003 was paid to release one-off franking credits to shareholders on entry into tax consolidation. Excluding the special dividend of 50 cents per share, the payout ratio would have been 56.8 per cent.

[3] Number of fully paid ordinary shares at 31 March, excluding options and partly paid shares.

[4] Net tangible assets include intangibles (net of associated deferred tax assets and deferred liabilities) within assets and disposal groups held for sale.

[5] The methodology used to calculate assets under management was revised in September 2005. Comparatives at 31 March 2005 have been restated in accordance with methodology.

[6] Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).

Investor information

Shareholder calendar

Shareholders may wish to note the following dates:

2010

Date	Event
30 April	Full-year result announcement
14 May	Record date for final dividend
2 July	Payment date for final dividend
30 July	2010 Annual General Meeting
30 September	Half-year financial end
29 October[1]	Half-year result announcement
12 November[1]	Record date for interim dividend
15 December[1]	Payment date of interim dividend

2010 Annual General Meeting

This year's meeting will be held at 10.30 am on Friday, 30 July 2010 at the Sheraton on the Park in the Grand Ballroom, 161 Elizabeth Street, Sydney NSW . Details of the business of the meeting will be forwarded to shareholders separately.

Stock Exchange Listing

Macquarie Group Limited is listed on the ASX and its ordinary shares trade under the code MQG.

Macquarie Convertible Preference Securities are quoted on the ASX and trade under the code MQCPA.

Dividend Details

The Group generally pays a dividend on its fully paid ordinary shares twice a year following the final and interim results announcements. The proposed dates for the 2010 final dividend and the 2011 interim dividend are as follows:

Dividend announcement	Record date	Proposed payment date
30 April 2010	14 May 2010	2 July 2010
29 Oct 2010[1]	12 Nov 2010[1]	15 Dec 2010[1]

[1] These dates are subject to change.

Investor information continued

Dividend Reinvestment Plan (DRP)

The DRP allows shareholders to apply their dividends to acquire new Macquarie shares rather than receiving dividends in cash.

American Depository Receipt (ADR) Program

In June 2005, Macquarie established an ADR program. Macquarie's ADR program effectively enables US investors to trade Macquarie Group shares in US dollars.

Macquarie ADRs are negotiable certificates issued by the Bank of New York, with one ADR representing one Macquarie share. They are traded under the symbol MQBKY and are classified as Level 1. They are not listed on any exchanges and are traded over-the-counter via brokers.

The ADR register is kept at:

BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh, PA 15252-8516
USA

Toll-free telephone number for domestic callers:
1-888-BNY-ADRs

Telephone numbers for international callers:
+1 201-680-6825

Further information can be found at www.bnymellon.com/shareowner

Voting Rights

At meetings of members or classes of members each member may vote in person or by proxy, attorney or (if the member is a body corporate) corporate representative. On a show of hands every person present who is a member or a representative of a member has one vote and on a poll every member present in person or by proxy or attorney has:

(i) one vote for each fully paid share held; and

(ii) that proportion of a vote for any partly paid ordinary share calculated in accordance with clause 8.18 of the Macquarie constitution.

A copy of the constitution is available at www.macquarie.com.au/au/about_macquarie/corporate_governance.htm

Enquiries

Investors who wish to enquire about any administrative matter relating to their Macquarie Group Limited shareholding are invited to contact the Share Registry office below.

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 8060 Australia
Telephone: +61 3 9415 4137
Freecall: 1300 554 096
Facsimile: +61 3 9473 2500
Email: web.queries@computershare.com.au
Website: www.computershare.com/au

All other enquiries relating to a Macquarie Group Limited share investment can be directed to:

Investor Relations
Macquarie Group Limited
Level 7, No.1 Martin Place
Sydney New South Wales 2000 Australia
Telephone: +61 2 8232 5006
Facsimile: +61 2 8232 6346
Email: macquarie.shareholders@macquarie.com
Website: macquarie.com.au/shareholdercentre

Macquarie Group's Company Secretary, Dennis Leong, may be contacted on the above numbers

Website

To view the Shareholder Review, the Interim and Annual Reports, presentations, dividend information and other investor information, visit macquarie.com.au/shareholdercentre

Investor information
continued

Fully paid ordinary shares

Twenty largest ordinary shareholders at 19 April 2010:	Ordinary Shares	% of Ordinary Shares
HSBC Custody Nominees (Australia) Limited	63,646,682	18.47
JP Morgan Nominees Australia Limited	50,230,395	14.58
National Nominees Limited	46,092,549	13.38
Citicorp Nominees Pty Limited	10,180,617	2.95
Bond Street Custodians Limited – MEREP Trustee - RSU Control	8,202,590	2.38
ANZ Nominees Limited – Cash Income A/C	5,977,193	1.73
Cogent Nominees Pty Limited	4,794,312	1.39
Queensland Investment Corporation	4,565,733	1.33
AMP Life Limited	4,487,735	1.30
Citicorp Nominees Pty Limited – CFS WSLE Geared Shr Fnd A/C	4,142,985	1.20
Argo Investments Limited	3,577,360	1.04
Cogent Nominees Pty Limited – SMP Accounts	1,947,794	0.57
CS Fourth Nominees Pty Ltd – Unpaid A/C	932,933	0.27
Citicorp Nominees Pty Limited – CFS WSLE Imputation Fnd A/C	913,369	0.26
Australian Reward Investment Alliance	899,302	0.26
UBS Wealth Management Australia Nominees Pty Ltd	725,039	0.21
RBC Dexia Investor Services Australia Nominees Pty Limited – MLCI A/C	687,574	0.20
Citicorp Nominees Pty Limited – CFS Imputation Fund A/C	645,945	0.19
Bond Street Custodians Limited – Trustee A/C - USA	640,261	0.19
Perpetual Trustee Company Limited	611,482	0.18
Total	**213,901,850**	**62.08**

Substantial shareholders

At 19 April 2010 the following shareholders were registered by the Company as a substantial shareholder, having declared a relevant interest in accordance with the *Corporations Act 2001* (Cth), in the voting shares below:

Holder	Ordinary shares	Date of Notice
AXA Asia Pacific Holdings Limited	20,939,774	5 March 2010

Details of ordinary shareholdings

Details of the spread of ordinary shareholdings at 19 April 2010 are as follows:

Range	Shareholders	Shares
1–1,000	105,067	34,929,429
1,001–5,000	23,141	43,423,496
5,001–10,000	1,504	10,417,617
10,001–100,000	883	21,883,401
100,001 shares and over	103	233,879,320
	130,698	**344,533,263**

2,181 shareholders (representing 8,078 fully paid shares) held less than a marketable parcel.

All 44,791,947 options on issue at 19 April 2010 are held by participants in the Group's Option Plan.

1,146,519 exchangeable shares on issue at 19 April 2010 are held by former key employees of Orion Financial Inc. The exchangeable shares were issued by a controlled entity and are eligible to be exchanged one for one for shares in Macquarie Group Limited. They expire in November 2017 and carry no Macquarie Group Limited voting rights.

There are also retention arrangements in place with key former Orion employees, under which a total of 127,000 new Macquarie Group Limited ordinary shares may be allocated within five years from the date of the Orion acquisition.

1,691,557 exchangeable shares on issue at 19 April 2010 are held by former key employees of Tristone Capital Global Inc. The exchangeable shares were issued by a controlled entity and are eligible to be exchanged one for one for shares in Macquarie Group Limited. They must be exchanged by August 2019 and carry no Macquarie Group Limited voting rights.

There are also retention arrangements in place with key former Tristone employees, under which a further 97,413 Exchangeable Shares and 131,297 options over Exchangeable Shares are also on issue.

Convertible Preference Securities

Twenty largest securityholders at 19 April 2010:	Convertible Preference Securities	% of Convertible Preference Securities
Questor Financial Services Limited – TPS RF A/C	310,301	5.17
RBC Dexia Investor Services Australia Nominees Pty Limited – MLCI A/C	276,726	4.61
JP Morgan Nominees Australia Limited	239,091	3.98
National Nominees Limited	75,708	1.26
Citicorp Nominees Pty Limited	70,804	1.18
MF Custodians Ltd	56,752	0.95
HSBC Custody Nominees (Australia) Limited	56,744	0.95
JMB Pty Limited	50,000	0.83
RBC Dexia Investor Services Australia Nominees Pty Limited – GSENIP A/C	48,412	0.81
RBC Dexia Investor Services Australia Nominees Pty Limited – NMSMT A/C	47,145	0.78
Cogent Nominees Pty Limited	44,849	0.75
Questor Financial Services Limited – TPS PIP A/C	41,466	0.69
BT Portfolio Services Limited – Halcagni Pty Ltd A/C	35,263	0.59
Fortis Clearing Nominees P/L – Next Custodian A/C	33,640	0.56
Namrog Investments Pty Ltd	30,000	0.50
Avanteos Investments Limited – Avanteos Super Fund No 2 A/C	27,000	0.45
Mr Lesley Szekely & Mrs Suzaner Szekely & Ms Rachel Szekely & Mr Daniel Szekely – The Szekely Super Fund A/C	25,000	0.42
UBS Wealth Management Australia Nominees Pty Ltd	23,370	0.39
Hestian Pty Ltd	21,000	0.35
Mrs Vera Natasha Anderson – Anderson Family A/C	20,000	0.33
Total	**1,533,271**	**25.55**

Details of Convertible Preference Securities securityholdings

Details of the spread of Convertible Preference Securities at 19 April 2010 were as follows:

Range	Securityholders	Securities
1–1,000	8,055	2,543,175
1,001–5,000	607	1,332,887
5,001–10,000	47	353,977
10,001–100,000	33	943,843
100,001 shares and over	3	826,118
	8,745	**6,000,000**

Three securityholders (representing 8 Convertible Preference Securities) held less than a marketable parcel.

Glossary

AASB	Australian Accounting Standards Board
the Act	Corporations Act 2001 (Cth)
ADI	authorised deposit-taking institution
AGM	Annual General Meeting
AIFRS	Australian International Financial Reporting Standards
APRA	Australian Prudential Regulatory Authority
APS	Annual Profit Share
ASIC	Australian Securities & Investments Commission
ASX	Australian Securities Exchange or ASX Limited ABN 98 008 624 691 and the market operated by ASX Limited
ASX Recommendations	ASX Corporate Governance Council Principles & Recommendations
BACC	Board Audit and Compliance Committee
BBSW	Australian Financial Association's bank-bill rate, published daily on AAP Reuters page. The Australian equivalent of LIBOR, SIBOR etc.
BCGC	Board Corporate Governance Committee
BORM	Business Operational Risk Manager
BRC	Board Remuneration Committee
CFO	Chief Financial Officer
the Company	Macquarie Group Limited
consolidated entity	Macquarie Group Limited and its subsidiaries
CRO	Chief Risk Officer
CVA	credit valuation adjustments
DESOP	Deferred Exercise Share Option Plan
Directors	the Directors of Macquarie Group Limited (unless the context indicates otherwise)
DPS	Directors' Profit Share
DRP	Dividend Reinvestment Plan
DSU	Deferred Share Unit issued under the MEREP
DVA	debit valuation adjustments
ECAM	Economic Capital Adequacy Model
EPS	earnings per share
ERL	Equity Risk Limit
ESP	Macquarie Group Employee Share Plan
Equity Plan	Macquarie Group Employee Retained Equity Plan
FIRB	Foundation Internal Ratings Based Approach
FSF	Financial Stability Forum
FX, Forex	Foreign Exchange
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
IPO	Initial Public Offering
Macquarie, Macquarie Group or Group	Macquarie Group Limited and its subsidiaries
Macquarie Bank	Macquarie Bank Limited ABN 46 008 583 542
Macquarie Board/ the Board	the Board of Directors of Macquarie Group Limited
Macquarie CPS	Macquarie Convertible Preference Securities
Macquarie ordinary shares	Macquarie Group Limited fully paid ordinary shares
MBL	Macquarie Bank Limited
MCR	minimum capital ratio
MEL	Macro-Economic-Linkages
MEREP	Macquarie Group Employee Retained Equity Plan
MGESOP	Macquarie Group Employee Share Option Plan

Glossary continued

MGL	Macquarie Group Limited ABN 94 122 169 279
MGSSAP	Macquarie Group Staff Share Acquisition Plan
MIPS	Macquarie Income Preferred Securities
MIS	Macquarie Income Securities
NCD	negotiable certificates of deposit
NEDSAP	Non-Executive Director Share Acquisition Plan
NOHC	non-operating holding company
NPAT	net profit after tax
ORMF	Operational Risk Management Framework
PSU	Performance Share Unit issued under the MEREP
RMG	Risk Management Group
ROE	return on equity
RPS	retained profit share
RSU	Restricted Share Unit issued under the MEREP
RWA	risk-weighted assets
SPE	special purpose entity
TSR	total shareholder returns
VaR	Volume at Risk

Macquarie Group Head Office
No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333

Registered Office
Macquarie Group Limited
Level 7, No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333
Fax: +61 2 8232 4330

Designed by Frost*

macquarie.com.au

MACQUARIE GROUP
MANAGEMENT DISCUSSION AND ANALYSIS
YEAR ENDED 31 MARCH 2010


MACQUARIE



The Holey Dollar

In 1813 Governor Lachlan Macquarie overcame an acute currency shortage by purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for the Macquarie Group.



MACQUARIE GROUP LIMITED ACN 122 169 279

Contents

Comparative figures have been restated, where necessary, to conform with changes in current year financial presentation and group restructures.

References to the prior period are referring to the 12 months ended 31 March 2009.

References to the first half are referring to the six months ended 30 September 2009.

All amounts in this report are in Australian dollars, unless otherwise stated.

Extracts from the Financial Report

The financial information presented in the income statement in Section 1.0 and the balance sheet in Section 6.0 have been extracted from the Macquarie Group Limited Financial Report for the year ended 31 March 2010, which was subject to independent audit by PricewaterhouseCoopers.

PricewaterhouseCoopers' Independent Auditor's Report to the members of Macquarie Group Limited was unqualified.

1.0 Result overview

1.1 Income statement analysis

	Half year to			Full year to		
	Mar 10 $Am	Sep 09 $Am	*Movement[1] %*	**Mar 10 $Am**	Mar 09 $Am	*Movement[1] %*
Income statement						
Net interest income	**655**	425	*54*	**1,080**	938	*15*
Fee and commission income	**1,839**	1,882	*(2)*	**3,721**	4,045	*(8)*
Net trading income	**666**	633	*5*	**1,299**	1,157	*12*
Share of net profits/(losses) of associates and joint ventures accounted for using the equity method	**(33)**	(197)	*(83)*	**(230)**	74	*
Other operating income and charges	**406**	362	*12*	**768**	(688)	*
Net operating income	**3,533**	3,105	*14*	**6,638**	5,526	*20*
Employment expenses	**(1,592)**	(1,509)	*6*	**(3,101)**	(2,359)	*31*
Brokerage and commission expenses	**(316)**	(329)	*(4)*	**(645)**	(685)	*(6)*
Occupancy expenses	**(231)**	(251)	*(8)*	**(482)**	(393)	*23*
Non-salary technology expenses	**(158)**	(125)	*26*	**(283)**	(263)	*8*
Other operating expenses	**(474)**	(359)	*32*	**(833)**	(837)	*<1*
Total operating expenses	**(2,771)**	(2,573)	*8*	**(5,344)**	(4,537)	*18*
Operating profit before income tax	**762**	532	*43*	**1,294**	989	*31*
Income tax expense	**(165)**	(36)	*	**(201)**	(15)	*
Profit from ordinary activities after income tax	**597**	496	*20*	**1,093**	974	*12*
Profit attributable to minority interests	**(26)**	(17)	*53*	**(43)**	(103)	*(58)*
Profit attributable to ordinary equity holders of Macquarie Group Limited	**571**	479	*19*	**1,050**	871	*21*
Key metrics						
Expense to income ratio (%)	**78.4**	82.9		**80.5**	82.1	
Compensation ratio (%)	**40.9**	45.2		**42.9**	40.7	
Basic earnings per share (cents per share)	**169.5**	150.2		**320.2**	309.6	
Diluted earnings per share (cents per share)	**167.6**	149.6		**317.4**	308.6	
Dividends per share (cents per share)	**100.0**	86.0		**186.0**	185.0	
Dividend payout ratio (%)	**60.8**	60.0		**60.4**	60.2	
Annualised return on equity (%)	**10.3**	9.6		**10.0**	9.9	

[1] "*" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% or where the result was a gain in one period but a loss in another, or vice versa.

Consolidated net profit after income tax attributable to ordinary equity holders for the year ended 31 March 2010 was $A1,050 million, a 21% increase from $A871 million in the prior year. During the year Macquarie acquired Tristone Capital (August 2009), Fox-Pitt Kelton Cochran Caronia Waller (November 2009), Blackmont Capital (December 2009) and Delaware Investments (January 2010).

Earnings per share increased from $A3.10 in the prior year to $A3.20 for the year ended 31 March 2010. The final declared dividend of $A1.00 per share, unfranked, brings the total dividends for the year ended 31 March 2010 to $A1.86 per share, up from $A1.85 per share in the prior year, and resulted in a full year dividend payout ratio of 60%.

In May 2009 Macquarie undertook a $A540 million capital raising via an institutional private placement, and in June 2009 completed a $A669 million share purchase plan. These capital initiatives, combined with the increase in profit attributable to ordinary equity holders, resulted in a return on equity for the year ended 31 March 2010 of 10.0%, up from 9.9% for the prior year.

1.0 Result overview continued

Total operating income for the year ended 31 March 2010 was $A6,638 million, a 20% increase on the prior year's operating income of $A5,526 million. The main drivers of this change were:

- increased operating income from the cash equities business in Macquarie Securities and Fixed Income, Currencies and Commodities (refer Section 3.2 and 3.5 respectively)
- an overall reduction in the level of write-downs, impairment charges, and net equity accounted losses (net expense of $A854 million, down from a net expense of $A2,044 million in the prior year) (refer Section 2.6)
- negative fair value adjustment on fixed rate issued debt (net expense of $A255 million, compared to net income of $A179 million in the prior year)
- gains from liability management (Macquarie Income Preferred Securities, $A127 million and subordinated debt, $A55 million)
- gains from listed fund initiatives totalling $A539 million.

Total operating expenses for the year ended 31 March 2010 were $A5,344 million, an increase of 18% from $A4,537 million in the prior year. The increase was largely driven by a 15% increase in headcount mainly from acquisitions during the year, combined with an increase in performance related profit share. The compensation ratio increased from 40.7% in the prior year to 42.9% for the year to 31 March 2010. The effective tax rate for the year ended 31 March 2010 was 16%, up from 2% for the year ended 31 March 2009.

Refer Section 2 for a detailed discussion of the drivers of the 2010 result and movements on the prior year.

2.0 Income statement analysis

2.1 Net interest income

	Half year to			Full year to		
	Mar 10 $Am	Sep 09 $Am	*Movement %*	**Mar 10 $Am**	Mar 09 $Am	*Movement[1] %*
Interest revenue	**2,436**	2,155	*13*	**4,591**	6,420	*(28)*
Interest expense	**(1,781)**	(1,730)	*3*	**(3,511)**	(5,482)	*(36)*
Net interest income (as reported)	**655**	425	*54*	**1,080**	938	*15*
Adjustment for accounting for swaps[2]	**(72)**	(45)	*60*	**(117)**	(9)	*
Net interest income (adjusted)	**583**	380	*53*	**963**	929	*4*

1 "*" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% or where the result was a gain in one period but a loss in another, or vice versa.

2 Australian Accounting Standards require derivatives hedging interest rate risk (especially swaps) to be carried at fair value through trading income unless they form part of a qualifying hedge relationship. This distorts the analysis of net interest income and trading income. To assist in the analysis of net interest margins, the impact of accounting for swaps used to economically hedge interest rate risk that is included in trading income for statutory purposes, has been adjusted against net interest income above.

Adjusted net interest income was $A963 million for the year ended 31 March 2010, up 4% from $A929 million in the prior year. The impact on net interest income from the growth of the higher yielding lending portfolio in the Corporate and Asset Finance division has been partially offset by a reduction in volumes in the Australian mortgage portfolio combined with the sale of the margin lending portfolio in January 2009.

The table below provides further details of adjusted net interest income.

Analysis of net interest margins

	Full year to Mar 10			Full year to Mar 09		
	Interest $Am	**Average volume $Am**	**Average spread %**	Interest $Am	Average volume $Am	Average spread %
Mortgages	**183**	**22,399**	**0.82%**	177	27,240	0.65%
Other lending areas	**680**	**23,113**	**2.94%**	621	23,180	2.68%
Total net interest margin from interest bearing assets	**863**	**45,512**	**1.90%**	798	50,420	1.58%
Other net interest income	**100**			131		
Total net interest income	**963**			929		

Mortgages

Net interest income from mortgage assets of $A183 million was up 3% from $A177 million in the prior year. Average margins increased from 65 basis points in the prior year to 82 basis points in the 12 months to 31 March 2010. The impact of increased margins was partially offset by a reduction in average mortgage volumes which decreased 18% from $A27.2 billion at 31 March 2009 to $A22.4 billion at 31 March 2010. The main driver of the decrease in average volumes has been a 22% reduction in the size of the Australian mortgage portfolio from $A18.3 billion at 31 March 2009 to $A14.3 billion at 31 March 2010 as a result of the decision in March 2008 to wind back the Australian residential origination business.

Origination volumes and margins on the Canadian mortgage loan portfolio have improved significantly over the prior year due to increased market share. Canadian mortgage originations increased 103% during the year ended 31 March 2010 compared to the prior year. The business continues to participate in the Canadian government sponsored Mortgage securitisation programme.

2.0 Income statement analysis continued

Other lending areas

Net interest income from other lending areas has increased 10% from $A621 million in the year to 31 March 2009 to $A680 million in the year to 31 March 2010. Average margins increased from 268 basis points in the prior year to 294 basis points in the year to 31 March 2010. The increase in average margins can be largely attributed to an increase in higher yielding Corporate and Asset Finance loans. Average other lending volumes for the 12 months to 31 March 2010 are broadly in line with the prior year. Although there was an 87% increase in the Corporate and Asset Finance loan and finance lease portfolios to $A12.9 billion at 31 March 2010 from $A6.9 billion at 31 March 2009, this has been offset by decreases in other lending areas, in particular the sale of the margin lending business in January 2009.

Other net interest income

Other net interest income includes earnings on capital offset by costs associated with excess liquidity and the funding cost of non-interest bearing assets. The decrease in other net interest income from $A131 million in the prior year to $A100 million in the year to 31 March 2010 was mainly driven by decreased earnings on capital resulting from lower interest rates in the year to 31 March 2010 compared to the prior year, combined with the cost of holding excess liquidity which carries a negative spread. The negative spread was a result of the rate at which debt was issued being higher than yields generated by the cash and liquid securities in which the funds are invested. The higher cost of funding includes the cost of the Government Guarantee on certain issued debt and deposits.

2.2 Fee and commission income

	Half year to			Full year to		
	Mar 10 $Am	Sep 09 $Am	*Movement %*	**Mar 10 $Am**	Mar 09 $Am	*Movement %*
Base fees	**484**	442	*10*	**926**	921	*1*
Performance fees	**5**	52	*(90)*	**57**	234	*(76)*
Mergers and acquisitions, advisory and underwriting fees	**489**	596	*(18)*	**1,085**	1,229	*(12)*
Brokerage and commissions	**531**	546	*(3)*	**1,077**	1,037	*4*
Other fee and commission income	**299**	233	*28*	**532**	569	*(7)*
Income from life investment contracts and other unit holder investment assets	**31**	13	*138*	**44**	55	*(20)*
Total fee and commission income	**1,839**	1,882	*(2)*	**3,721**	4,045	*(8)*

Total fee and commission income of $A3,721 million for the year ended 31 March 2010 decreased 8% from $A4,045 million in the prior year largely due to a 76% decrease in performance fee income from $A234 million in the prior year to $A57 million for the year ended 31 March 2010, combined with a 12% decrease in mergers and acquisitions, advisory and underwriting fees from $1,229 million in the prior year to $1,085 million for the year ended 31 March 2010.

Base and performance fees

Base fees which are generally driven by Assets under Management, were $A926 million for the year ended 31 March 2010, slightly up on the prior year despite a significant increase in Assets under Management from $A243 billion at 31 March 2009 to $A326 billion at 31 March 2010. The increase in Assets under Management did not result in a corresponding increase in base fees as the majority of the increase occurred in January 2010 with the acquisition of Delaware Investments, which contributed $A151 billion of Assets under Management at 31 March 2010, partially offset by a decrease due to the termination of the management agreements between Macquarie Capital and some of its managed funds, including Macquarie Airports (October 2009) and Macquarie Infrastructure Group (February 2010). Refer Section 7.1 for further discussion on the movements in Assets under Management over the year.

Performance fees of $A57 million for the year ended 31 March 2010 decreased 76% from $A234 million in the prior year. The result for the year included $A34 million of performance fees from the sale of the Kukdong building by Macquarie Central Office CR-REIT, while the prior year included a significant performance fee on the termination of the advisory agreement with Bristol Airports Bermuda Limited (formerly Macquarie Airports Group Limited).

The table overleaf summarises base and performance fees by operating group and by listed funds, unlisted funds and managed assets. Refer Section 3 for a discussion of base and performance fees by operating group.

2.0 Income statement analysis continued

	Half year to			Full year to		
	Mar 10 $Am	Sep 09 $Am	*Movement[1] %*	**Mar 10 $Am**	Mar 09 $Am	*Movement[1] %*
Base fees						
Macquarie Capital						
Listed funds	**38**	51	*(25)*	**89**	140	*(36)*
Unlisted funds	**173**	184	*(6)*	**357**	366	*(2)*
Managed assets	**9**	8	*13*	**17**	18	*(6)*
Total Macquarie Capital	**220**	243	*(9)*	**463**	524	*(12)*
Real Estate Banking						
Listed funds	**4**	25	*(84)*	**29**	23	*26*
Unlisted funds	**1**	–	*	**1**	2	*(50)*
Managed assets	**–**	–	–	**–**	1	*(100)*
Total Real Estate Banking	**5**	25	*(80)*	**30**	26	*15*
Macquarie Funds	**162**	72	*125*	**234**	142	*65*
Banking and Financial Services	**97**	102	*(5)*	**199**	229	*(13)*
Total base fee income	**484**	442	*10*	**926**	921	*1*
Performance fees						
Macquarie Capital						
Listed funds	**–**	–	–	**–**	29	*(100)*
Unlisted funds	**–**	7	*(100)*	**7**	132	*(95)*
Managed assets	**–**	5	*(100)*	**5**	57	*(91)*
Total Macquarie Capital	**–**	12	*(100)*	**12**	218	*(94)*
Real Estate Banking						
Listed funds	**–**	34	*(100)*	**34**	–	*
Unlisted funds	**–**	–	–	**–**	1	*(100)*
Managed assets	**–**	1	*(100)*	**1**	1	–
Total Real Estate Banking	**–**	35	*(100)*	**35**	2	*
Macquarie Funds	**5**	5	–	**10**	14	*(29)*
Total performance fee income	**5**	52	*(90)*	**57**	234	*(76)*

1 "*" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% or where the result was a gain in one period but a loss in another, or vice versa.

Mergers and acquisitions, advisory and underwriting fees

Mergers and acquisitions, advisory and underwriting fees of $A1,085 million decreased 12% from $A1,229 million in the prior year largely due to a reduction in the total value of transactions in which Macquarie Capital participated during the year. Whilst deal activity was up (448 deals in the 12 months to 31 March 2010 from 299 deals in the prior year), the total value of deals transacted was significantly lower (approximately $A121 billion in the 12 months to 31 March 2010 from approximately $A203 billion in the prior year), resulting in lower fee income compared to the prior year. Overall equity capital markets activity was strong and significant transactions during the year included the Myer IPO, Victorian Desalination Project and Rio Tinto's renounceable rights issue. Refer Section 3.3 for further information.

Brokerage and commission

Brokerage and commission income of $A1,077 million for the year ended 31 March 2010 increased 4% from $A1,037 million in the prior year as a result of an increase in trading volumes from the Americas and Europe cash equities greenfield businesses, partially offset by a decrease in Australia due to a higher proportion of lower margin electronic execution.

Other fee and commission income

Other fee and commission income, which includes platform and other administration fee income, of $A532 million for the year ended 31 March 2010 decreased 7% from $A569 million in the prior year largely due to one-off income in Macquarie Capital that was not repeated in the year to 31 March 2010.

Platform and other administration fee income of $A135 million was broadly in line with the prior year due to average Wrap Funds under Administration in Banking and Financial Services only increasing 3% over the year.

Income from life investment contracts and other unit holder investment assets

Income from life investment contracts and other unit holder investment assets of $A44 million decreased 20% from $A55 million in the prior year largely as a result of reduced income from True Index funds[1] within Macquarie Funds Group, predominantly in the six months to 30 September 2009.

[1] Macquarie True Index delivers clients pre-tax returns (before buy/sell spreads on transactions). Any under-performance is compensated by Macquarie and conversely, any out-performance is retained by Macquarie.

2.0 Income statement analysis continued

2.3 Trading income

The composition of trading income set out below excludes interest revenue and expense, brokerage and commission revenue and expense, and operating costs of trading activities. Refer Sections 3.2 Macquarie Securities and 3.5 Fixed Income, Currencies and Commodities for further discussion of Macquarie's trading activities.

	Half year to			Full year to		
	Mar 10 $Am	Sep 09 $Am	*Movement %*	**Mar 10 $Am**	Mar 09 $Am	*Movement[1] %*
Net trading income (as reported)	**666**	633	*5*	**1,299**	1,157	*12*
Adjustment for accounting for swaps[2]	**72**	45	*60*	**117**	9	*
Net trading income (adjusted)	**738**	678	*9*	**1,416**	1,166	*21*

[1] "*" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% or where the result was a gain in one period but a loss in another, or vice versa.

[2] Australian Accounting Standards require derivatives hedging interest rate risk (especially swaps) to be carried at fair value through trading income unless they form part of a qualifying hedge relationship. This distorts the analysis of net interest income and trading income in each operating group. To assist in the analysis of net interest margins, the impact of accounting for swaps used to economically hedge interest rate risk that is included in trading income for statutory purposes, has been adjusted against interest rate products above.

	Half year to			Full year to		
	Mar 10 $Am	Sep 09 $Am	*Movement[1] %*	**Mar 10 $Am**	Mar 09 $Am	*Movement[1] %*
Equities	**183**	407	*(55)*	**590**	144	*
Commodities	**312**	353	*(12)*	**665**	583	*14*
Foreign exchange products	**37**	108	*(66)*	**145**	132	*10*
Interest rate products	**206**	(190)	*	**16**	307	*(95)*
Net trading income (adjusted)	**738**	678	*9*	**1,416**	1,166	*21*

[1] "*" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% or where the result was a gain in one period but a loss in another, or vice versa.

Total adjusted net trading income of $A1,416 million for the year ended 31 March 2010 increased 21% from $A1,166 million in the prior year. The main driver of this increase was significant growth in equities trading income offset by negative fair value adjustments on fixed rate issued debt of $A255 million on our trading income from interest rate products in the 12 months to 31 March 2010 (1H: $A252 million, 2H: $A3 million).

Equities

Trading income from equity products of $A590 million for the year to 31 March 2010 increased significantly from $A144 million in the prior year. The increase is due to improved trading conditions across all regions, particularly in the first half of the year. The prior year result was impacted by a number of mark-to-market losses on equity investments carried at fair value through profit or loss, including a $A101 million loss in relation to a US listed investment.

Revenues from derivative products were up on the prior year due to improved trading conditions and an increase in volumes, primarily in Asia. Arbitrage Trading activities have continued to contribute strongly to trading profits as a result of favourable markets in exchange traded instruments, particularly in Taiwan, India and Korea. Structured Equity Finance revenues were down on the prior year as a result of lower volumes.

Commodities

Commodity products income of $A665 million for the year to 31 March 2010 increased 14% from $A583 million in the prior year. The increase in commodities trading income (including metals, energy and agricultural products) was driven by improved market conditions and a strong contribution from the energy businesses predominately due to the strong performance of the US and UK's energy operations, growth of the global coal business and increased volumes. During the year energy markets experienced generally low volatility together with mixed market liquidity, however more recently market conditions have shown signs of improvement. Freight markets improved from the extreme lows experienced in the prior year. The Metals and Energy Capital division was a strong contributor with all major metals prices recovering over the past 12 months, particularly gold.

Foreign exchange products

A significant reduction in both volatility and turnover in global foreign exchange markets during the year impacted all FX market participants. The strong Australian dollar placed additional downward pressure on foreign exchange revenues resulting in a decreased contribution by Fixed Income, Currencies and Commodities' Foreign Exchange Division. Despite this, trading income from foreign exchange products were up 10% from $A132 million in the prior year to $A145 million for the year ended 31 March 2010. Included in the prior year is the negative impact of foreign exchange movements on impairment provisions.

Interest rate products

Trading income from interest rate products was $A16 million for the year ended 31 March 2010, a decrease of 95% from $A307 million in the prior year. The key driver of the change from the prior year is a net $A255 million expense in the year to 31 March 2010 (1H: $A252 million, 2H: $A3 million) relating to the fair value adjustment on fixed rate issued debt, whereas in the prior year a net $A179 million gain was recognised.

Excluding the fair value adjustment on fixed rate issued debt, income from interest rate products was $A271 million, up from $A128 million in the prior year. The Credit Trading division and the Emerging Markets division made substantial contributions during the year to 31 March 2010. Credit Trading revenues were driven by selective expansion into underlying high yield and distressed corporate and debt securities, the extension into client sales and trading, and the rally in credit markets which mirrored equity markets. Emerging Markets division revenues were underpinned by increased client activity and continued broadening of their products and services. Improving Australian debt market conditions supported increased debt market activity and provided opportunities for the Debt Markets Division.

2.0 Income statement analysis continued

2.4 Share of net profits/(losses) of associates and joint ventures

	Half year to			Full year to		
	Mar 10 $Am	Sep 09 $Am	*Movement %*	**Mar 10 $Am**	Mar 09 $Am	*Movement[1] %*
Share of net profits/(losses) of associates and joint ventures accounted for using the equity method	**(33)**	(197)	*(83)*	**(230)**	74	*

[1] "*" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% or where the result was a gain in one period but a loss in another, or vice versa.

Share of net equity accounted losses of associates and joint ventures of $A230 million for the year ended 31 March 2010 compares to equity accounted gains of $A74 million in the prior year. The net loss for the year comprises equity accounted gains of $A208 million, offset by equity accounted losses of $A438 million. The net loss for the year was driven by a deterioration of the underlying results of investments due to the significant market disruption experienced over the past year and includes $A82 million relating to the equity accounting impact of fees to terminate management agreements with Macquarie Airports, Macquarie Media Group and Macquarie Infrastructure Group, combined with equity accounted losses predominately from investments in other Macquarie-managed funds.

2.5 Other operating income and charges

	Half year to			Full year to		
	Mar 10 $Am	Sep 09 $Am	*Movement[1] %*	**Mar 10 $Am**	Mar 09 $Am	*Movement[1] %*
Net gains on sale of investment securities available for sale	**61**	35	*74*	**96**	143	*(33)*
Net gains on sale of associates (including associates held for sale) and joint ventures	**1**	49	*(98)*	**50**	81	*(38)*
Gain on acquiring, disposing and change in ownership interest in subsidiaries and businesses held for sale	**133**	260	*(49)*	**393**	323	*22*
Impairment charge on investment securities available for sale	**(8)**	(69)	*(88)*	**(77)**	(306)	*(75)*
Impairment charge on investments in associates (including associates held for sale) and joint ventures	**2**	(359)	*	**(357)**	(714)	*(50)*
Impairment charge on disposal groups held for sale	**—**	—	—	**—**	(192)	*(100)*
Impairment charge on non-financial assets	**7**	(43)	*	**(36)**	(75)	*(52)*
Sale of management rights	**83**	345	*(76)*	**428**	—	*
Gain on repurchase of subordinated debt	**—**	55	*(100)*	**55**	—	*
Net operating lease income	**62**	76	*(18)*	**138**	183	*(25)*
Net income from disposal groups held for sale	**—**	—	—	**—**	91	*(100)*
Dividends/distributions received/receivable from investment securities available for sale	**1**	21	*(95)*	**22**	49	*(55)*
Collective allowance for credit losses written back/(provided for) during the period	**(1)**	3	*	**2**	(90)	*
Specific provisions	**(84)**	(134)	*(37)*	**(218)**	(411)	*(47)*
Other income	**149**	123	*21*	**272**	230	*18*
Total other operating income and charges	**406**	362	*12*	**768**	(688)	*

[1] "*" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% or where the result was a gain in one period but a loss in another, or vice versa.

Other operating income and charges was a net gain of $A768 million for the year ended 31 March 2010, compared to a net loss of $A688 million in the prior year. Improving market conditions resulted in a significant decrease in impairment charges in the year ended 31 March 2010 compared to the prior year. In addition, the year to 31 March 2010 included income of $A428 million from the sale of management rights. Refer Section 2.6 for further detail on impairment charges, including specific loan provisions and collective allowance for credit losses.

Net gains on sale of equity investments (including available for sale, associates and joint venture investments) totalled $A146 million for the year ended 31 March 2010, down 35% from $A224 million in the prior year. Significant gains recognised during the year were from the sale of investments in Moto Hospitality, Miclyn Express, Puget Energy and RP Data. The prior year included income from the sale of the residual holdings in Boart Longyear Limited and Dyno Nobel, and the sale of Red Bee Media.

The gain on acquiring, disposing and change in ownership interest in subsidiaries and businesses held for sale of $A393 million for the year ended 31 March 2010 increased 22% from $A323 million in the prior year. The result for the year to 31 March 2010 includes a gain of $A127 million from the financing of £157.5 million of Macquarie Income Preferred Securities, income from the sale of Macquarie Communications Infrastructure Management Limited and income from the sale of the majority of the Australian real estate funds management platform to Charter Hall Group.

2.0 Income statement analysis continued

The gain on sale of management rights of $A428 million related to Macquarie Airports ($A345 million), Macquarie Infrastructure Group ($A42 million) and Macquarie Media Group ($A41 million).

During the year a gain of $A55 million was generated on the repurchase of subordinated debt.

Net operating lease income of $A138 million for the year ended 31 March 2010 decreased 25% from $A183 million in the prior year mainly due to a 35% reduction in the portfolio of operating lease assets from $A1,999 million at 31 March 2009 to $A1,295 million at 31 March 2010.

Other income of $A272 million for the year ended 31 March 2010 increased 18% from $A230 million in the prior year due to income from increased sub-leasing activity.

2.6 Impairment charges, net equity accounted gain/losses and provisions

Reconciliation to the statutory income statement

The table below shows the various income statement categories in which impairment charges, equity accounted gains/losses and provisions are recognised for the year to 31 March 2010.

	Full year to	
	Mar 10 $Am	Mar 09 $Am
Impairment charge on investment securities available for sale	**(77)**	(306)
Impairment charge on investments in associates (including associates held for sale) and joint ventures	**(357)**	(714)
Impairment charge on disposal groups held for sale	**–**	(192)
Impairment charge on non-financial assets	**(36)**	(75)
Collective allowance for credit losses written back/(provided for) during the period	**2**	(90)
Specific provisions	**(218)**	(411)
Share of net gains/(losses) of associates and joint ventures accounted for using the equity method	**(148)**[1]	74
Net trading losses[2]	**(20)**	(330)
Total impairment charges, provisions and net equity accounted gains/(losses)	**(854)**	(2,044)

1 Excludes equity accounted losses of $A82 million relating to Macquarie Airports, Macquarie Infrastructure Group and Macquarie Media Group arising from the sale of management rights. Refer Sections 2.4 and 3.3 for further detail.

2 Selected items (including CLO/CDO exposures) included above are carried in the trading portfolio at fair value. Realised and unrealised gains and losses arising from changes in the fair value of the trading portfolio are recognised as trading income or expense in the income statement in the period in which they arise.

2.0 Income statement analysis continued

Details of impairment charges and provisions

	Macquarie Securities $Am	Macquarie Capital $Am
Full year ended 31 March 2010		
Impairments and equity accounted gains/losses of funds management assets and other co-investments		
Listed Macquarie-managed funds	–	2
Real estate equity investments	–	–
US portfolios of asset backed securities held as available for sale	–	(62)
Resources equity investments	–	–
Other equity co-investments	2	(434)
Total	2	(494)
Loan impairment provisions		
Real estate loans	–	–
Resources loans	–	–
Corporate and Assets Finance leasing and lending	–	–
Banking and Financial Services business banking	–	–
Other loans	(2)	(11)
Total	(2)	(11)
Impairments recognised on trading asset positions		
CLO/CDO exposures held in trading portfolio	–	–
Total impairment charges and provisions	–	(505)

Macquarie Funds $Am	Fixed Income, Currencies & Commodities $Am	Corporate & Asset Finance $Am	Real Estate Banking $Am	Banking & Financial Services $Am	Corporate $Am	Total $Am
–	–	–	(13)	–	(6)	(17)
–	–	–	(143)	–	(3)	(146)
–	–	–	–	–	–	(62)
–	(3)	–	–	–	–	(3)
3	11	1	35	(6)	(2)	(390)
3	8	1	(121)	(6)	(11)	(618)
–	–	–	(24)	–	–	(24)
–	(53)	–	–	–	–	(53)
–	–	(87)	–	–	–	(87)
–	–	–	–	(16)	–	(16)
(2)	–	–	–	(29)	8	(36)
(2)	(53)	(87)	(24)	(45)	8	(216)
–	(20)	–	–	–	–	(20)
1	(65)	(86)	(145)	(51)	(3)	(854)

2.0 Income statement analysis continued

2.7 Operating expenses

	Half year to			Full year to		
	Mar 10 $Am	Sep 09 $Am	*Movement[1] %*	**Mar 10 $Am**	Mar 09 $Am	*Movement %*
Employment expenses						
Compensation expenses:						
Salary, commissions, superannuation and performance-related profit share	**(1,262)**	(1,333)	*(5)*	**(2,595)**	(2,098)	*24*
Share based payments	**(166)**	(58)	*186*	**(224)**	(128)	*75*
Provision for annual leave	**(11)**	(10)	*10*	**(21)**	(19)	*11*
Provision for long service leave	**(7)**	(1)	*	**(8)**	(2)	*300*
Total compensation expenses	**(1,446)**	(1,402)	*3*	**(2,848)**	(2,247)	*27*
Other employment expenses including on-costs, staff procurement and staff training	**(146)**	(107)	*36*	**(253)**	(112)	*126*
Total employment expenses	**(1,592)**	(1,509)	*6*	**(3,101)**	(2,359)	*31*
Brokerage and commission expenses	**(316)**	(329)	*(4)*	**(645)**	(685)	*(6)*
Occupancy expenses	**(231)**	(251)	*(8)*	**(482)**	(393)	*23*
Non-salary technology expenses	**(158)**	(125)	*26*	**(283)**	(263)	*8*
Professional fees	**(159)**	(128)	*24*	**(287)**	(325)	*(12)*
Travel and entertainment	**(92)**	(68)	*35*	**(160)**	(204)	*(22)*
Advertising and communication	**(57)**	(42)	*36*	**(99)**	(92)	*8*
Other expenses	**(166)**	(121)	*37*	**(287)**	(216)	*33*
Total operating expenses	**(2,771)**	(2,573)	*8*	**(5,344)**	(4,537)	*18*

[1] "*" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% or where the result was a gain in one period but a loss in another, or vice versa.

Total operating expenses of $A5,344 million for the year ended 31 March 2010 increased 18% from $A4,537 million in the prior year predominately due to an increase in employment expenses.

Employment expenses of $A3,101 million for the year ended 31 March 2010 increased 31% from $A2,359 million in the prior year due to:

- a 15% increase in headcount from 12,716 at 31 March 2009 to 14,657 at 31 March 2010 mainly due to acquisitions of businesses during the year
- increased performance-related profit share expense due to an increase in profits
- an increase in share based payments expense of $A96 million mainly due to equity awards allocated under the Macquarie Group Employee Retained Equity Plan
- an increase in other employment expenses of $A141 million due to increased staff procurement costs as a result of increased recruitment activity during the year.

Brokerage and commission expense of $A645 million decreased 6% from $A685 million in the prior year and consists of an increase in brokerage expense of $A35 million, offset by a decrease in other fee and commission expense of $A75 million. The increase in brokerage expense was driven by the growth in volumes over the year for the Credit Trading and Emerging Markets businesses within Fixed Income, Currencies and Commodities. The decrease in other fee and commission expense was due to a one-off transaction expense in Macquarie Capital in the prior year.

Occupancy expense of $A482 million for the year ended 31 March 2010 increased 23% from $A393 million in the prior year mainly due to increased floor space in Sydney, New York and London.

Other expenses of $A287 million for the year ended 31 March 2010 increased 33% from $A216 million in the prior year largely due to integration expenses relating to various businesses acquired during the year, including Blackmont Capital, Delaware Investments, Tristone Capital and Fox-Pitt Kelton Cochran Caronia Waller.

2.0 Income statement analysis continued

2.8 Headcount

	As at			Movement	
	Mar 10	Sep 09	Mar 09	*Sep 09 %*	*Mar 09 %*
Headcount by group					
Macquarie Securities	**1,673**	1,512	1,540	*11*	*9*
Macquarie Capital	**2,148**	2,403	2,617	*(11)*	*(18)*
Macquarie Funds	**1,094**	561	583	*95*	*88*
Fixed Income, Currencies and Commodities	**884**	796	680	*11*	*30*
Corporate and Asset Finance	**685**	574	539	*19*	*27*
Real Estate Banking	**105**	118	136	*(11)*	*(23)*
Banking and Financial Services	**3,268**	2,628	2,598	*24*	*26*
Total headcount – operating groups	**9,857**	8,592	8,693	*15*	*13*
Total headcount – corporate	**4,800**	4,166	4,023	*15*	*19*
Total headcount	**14,657**	12,758	12,716	*15*	*15*
Headcount by region					
Australia	**7,296**	7,026	7,243	*4*	*1*
International:					
Americas	**3,478**	2,197	1,931	*58*	*80*
Asia	**2,410**	2,183	2,207	*10*	*9*
Europe, Africa and Middle East	**1,473**	1,352	1,335	*9*	*10*
Total headcount – International	**7,361**	5,732	5,473	*28*	*34*
Total headcount	**14,657**	12,758	12,716	*15*	*15*
International headcount ratio (%)	**50**	45	43		

Total headcount of 14,657 at 31 March 2010 increased 15% from 12,716 at 31 March 2009. The increase was mainly offshore and was driven by acquisitions during the year, including Delaware Investments (521 staff), Blackmont Capital (410 staff) and Fox-Pitt Kelton Cochran Caronia Waller (267 staff). The increase in Australian headcount at 31 March 2010 was due to organic growth, partially offset by a reduction of approximately 150 staff as part of the sale of the majority of the Australian real estate management platform to Charter Hall Group.

2.9 Income tax expense

	Full year to	
	Mar 10 $Am	Mar 09 $Am
Net profit before tax	**1,294**	989
Add back: write-downs and impairment charges	**854**	2,044
Net profit before impairment and tax	**2,148**	3,033
Prima facie tax @ 30%	**644**	910
Income tax permanent differences	**(188)**	(282)
Income tax expense (before impact of write-downs and impairment charges)	**456**	628
Implied effective tax rate (%)[1]	**22%**	21%
Prima facie tax of write-downs and impairment charges @30%	**(256)**	(613)
Income tax expense	**201**	15
Actual effective tax rate (%)[1]	**16%**	2%

[1] The effective tax rate is calculated on net profit before tax and after minority interests. Minority interests reduce net profit before tax by $A43 million and $A103 million for the year ended 31 March 2010 and 31 March 2009, respectively.

The effective tax rate for the year ended 31 March 2010 was 16%, up from 2% in the prior year. The increase was largely due to a lower level of write-downs and impairment charges in the year to 31 March 2010 compared to the prior year.

The effective tax rate before the impact of write-downs and impairment charges is relatively stable compared to the prior year.

3.0 Segment analysis

3.1 Basis of preparation

For internal reporting and risk management purposes, Macquarie is divided into five operating groups and two divisions (generally referred to as "the groups").

Operating groups:

- Macquarie Capital
- Fixed Income, Currencies and Commodities (formerly Treasury and Commodities)
- Macquarie Securities
- Banking and Financial Services
- Macquarie Funds

Divisions:

- Corporate and Asset Finance
- Real Estate Banking

In addition, there is a Corporate segment which includes Group Treasury, head office and central support functions. Costs within Corporate include unallocated head office costs, employment related costs, earnings on capital, non-trading derivative volatility, income tax expense and expenses attributable to minority interests. The Corporate segment also includes the impact of changes in credit spread on fixed rate issued debt that are classified as fair value through the profit or loss statement.

AASB 8 'Operating Segments' requires the 'management approach' to disclosing information about Macquarie's reportable segments. The financial information is reported on the same basis as used internally by senior management for evaluating operating segment performance and for deciding how to allocate resources to operating segments. Such information is produced using different measures to that used in preparing the income statement.

Operating Group restructures

Since 31 March 2009 there have been no restructures of operating groups.

Treasury and Commodities was renamed Fixed Income, Currencies and Commodities during the year to more accurately reflect the services provided by the operating group since the relocation of Group Treasury to Corporate in October 2007.

Internal transactions

Any transactions or transfers between segments are determined on an arm's length basis and are included within the relevant categories of income. These transactions eliminate on aggregation/consolidation. Below is a selection of the key policies.

Internal funding arrangements

Group Treasury has the responsibility for maintaining the funding for the Group, and operating groups obtain their funding from Group Treasury. The interest rates charged by Group Treasury are determined by the types of assets being funded and the term of the funding, and are fully costed.

Operating Groups may only source funding directly from external sources generally when there is recourse only to the assets being funded and not to the Group.

Transactions between Operating Groups

Operating Groups that enter into arrangements with other operating groups must do so on commercial terms. There is a requirement for accounting symmetry in such transactions, i.e. a profit in one operating group must be offset with an equal and opposite loss in the other operating group.

Service area recoveries

Service areas recover their costs to operating groups on either a time and effort allocation basis or a fee for service basis.

Internal management revenue/charges

Internal management revenue/charges are primarily used to recognise an operating group's contribution to income tax expenses and benefits. Non-assessable income generated by an operating group results in a benefit added to that group's operating result. Conversely a non-deductible expense results in a charge to the operating result. These management charges are offset by an equal and opposite amount recognised in the Corporate segment such that on aggregation the total nets to nil.

Presentation of segment income statements

The income statements in the following pages for each of the reported segments are in some cases summarised by grouping non-material balances together. Where appropriate, all material or key balances have been reported separately to provide users with the most relevant information.

3.0 Segment analysis continued

Segment income statements

	Macquarie Securities $Am	Macquarie Capital $Am
Full year ended 31 March 2010		
Net interest income/(expense)	**(46)**	**(255)**
Fee and commission income	**977**	**1,411**
Trading income	**525**	**60**
Share of net profits/(losses) of associates and joint ventures accounted for using the equity method	**2**	**(218)**
Other operating income and charges	**–**	**581**
Internal revenue	**22**	**110**
Total operating income	**1,480**	**1,689**
Total operating expenses	**(900)**	**(1,019)**
Profit before tax	**580**	**670**
Tax expense	**–**	**–**
Profit attributable to minority interests	**–**	**(13)**
Net profit/(loss) contribution	**580**	**657**
Full year ended 31 March 2009		
Net interest income/(expense)	13	(381)
Fee and commission income	844	2,078
Trading income	362	(239)
Share of net profits/(losses) of associates and joint ventures accounted for using the equity method	3	10
Other operating income and charges	1	(196)
Internal revenue	121	256
Total operating income	1,344	1,528
Total operating expenses	(1,069)	(1,240)
Profit before tax	275	288
Tax expense	–	–
Profit attributable to minority interests	–	(31)
Net profit/(loss) contribution	275	257

3.0 Segment analysis continued

Segment income statements

	Macquarie Securities $Am	Macquarie Capital $Am	Macquarie Funds $Am	Fixed Income, Currencies & Commodities $Am	Corporate and Asset Finance $Am	Real Estate Banking $Am	Banking & Financial Services $Am	Corporate $Am	Total $Am
Half year ended 31 March 2010									
Net interest income/(expense)	(21)	(130)	45	107	361	(22)	551	339	1,080
Fee and commission income	475	634	337	203	6	69	727	(9)	3,721
Trading income	234	3	19	1,042	41	(6)	1	(383)	1,299
Share of net profits/(losses) of associates and joint ventures accounted for using the equity method	1	(34)	10	11	1	(31)	2	(7)	(230)
Other operating income and charges	(2)	371	12	37	20	(97)	(41)	256	768
Internal revenue	11	46	4	80	27	(13)	11	(241)	–
Total operating income	698	890	427	1,480	456	(100)	1,251	(45)	6,638
Total operating expenses	(437)	(549)	(333)	(653)	(190)	(52)	(984)	(1,213)	(5,344)
Profit before tax	261	341	94	827	266	(152)	267	(1,258)	1,294
Tax expense	–	–	–	–	–	–	–	(201)	(201)
Profit attributable to minority interests	–	(15)	1	–	(2)	–	(6)	(23)	(43)
Net profit/(loss) contribution	261	326	95	827	264	(152)	261	(1,482)	1,050
Half year ended 30 September 2009									
Net interest income/(expense)	(25)	(125)	65	34	129	(4)	425	657	938
Fee and commission income	502	777	285	166	14	49	697	(88)	4,045
Trading income	291	57	(10)	893	(9)	(6)	(38)	204	1,157
Share of net profits/(losses) of associates and joint ventures accounted for using the equity method	1	(184)	(12)	69	(1)	5	(7)	7	74
Other operating income and charges	2	210	5	(191)	61	(300)	(250)	182	(688)
Internal revenue	11	64	4	66	17	(12)	(22)	(430)	–
Total operating income	782	799	337	1,037	211	(268)	805	532	5,526
Total operating expenses	(463)	(470)	(292)	(529)	(143)	(94)	(898)	(272)	(4,537)
Profit before tax	319	329	45	508	68	(362)	(93)	260	989
Tax expense	–	–	–	–	–	–	–	(15)	(15)
Profit attributable to minority interests	–	2	–	1	(2)	–	(6)	(65)	(103)
Net profit/(loss) contribution	319	331	45	509	66	(362)	(99)	180	871

Macquarie Funds $Am	Fixed Income, Currencies & Commodities $Am	Corporate and Asset Finance $Am	Real Estate Banking $Am	Banking & Financial Services $Am	Corporate $Am	Total $Am
18	**61**	**218**	**(14)**	**297**	**226**	**655**
228	**135**	**–**	**6**	**367**	**(6)**	**1,839**
3	**528**	**9**	**(5)**	**2**	**(108)**	**666**
3	**8**	**–**	**(10)**	**2**	**(3)**	**(33)**
9	**51**	**(6)**	**(45)**	**(12)**	**40**	**406**
2	**52**	**13**	**(4)**	**7**	**(127)**	**–**
263	**835**	**234**	**(72)**	**663**	**22**	**3,533**
(206)	**(376)**	**(96)**	**(24)**	**(536)**	**(547)**	**(2,771)**
57	**459**	**138**	**(96)**	**127**	**(525)**	**762**
–	**–**	**–**	**–**	**–**	**(165)**	**(165)**
–	**–**	**(1)**	**–**	**(3)**	**(7)**	**(26)**
57	**459**	**137**	**(96)**	**124**	**(697)**	**571**
27	46	143	(8)	254	113	425
109	68	6	63	360	(3)	1,882
16	514	32	(1)	(1)	(275)	633
7	3	1	(21)	–	(4)	(197)
3	(14)	26	(52)	(29)	216	362
2	28	14	(9)	4	(114)	–
164	645	222	(28)	588	(67)	3,105
(127)	(277)	(94)	(28)	(448)	(666)	(2,573)
37	368	128	(56)	140	(733)	532
–	–	–	–	–	(36)	(36)
1	–	(1)	–	(3)	(16)	(17)
38	368	127	(56)	137	(785)	479

3.0 Segment analysis continued

3.2 Macquarie Securities

	Half year to			Full year to		
	Mar 10 $Am	Sep 09 $Am	*Movement[1] %*	**Mar 10 $Am**	Mar 09 $Am	*Movement %*
Net trading income (including net interest income)[2,3]	**213**	266	*(20)*	**479**	375	*28*
Fee and commission income						
Brokerage and commissions	**340**	374	*(9)*	**714**	688	*4*
Other fee and commission income	**135**	128	*5*	**263**	156	*69*
Total fee and commission income	**475**	502	*(5)*	**977**	844	*16*
Share of net profits of associates and joint ventures accounted for using the equity method	**1**	1	–	**2**	3	*(33)*
Other operating income and charges	**(2)**	2	*	**–**	1	*(100)*
Internal revenue	**11**	11	–	**22**	121	*(82)*
Total operating income	**698**	782	*(11)*	**1,480**	1,344	*10*
Operating expenses						
Employment expenses	**(150)**	(128)	*17*	**(278)**	(339)	*(18)*
Brokerage and commission expenses	**(78)**	(140)	*(44)*	**(218)**	(256)	*(15)*
Other operating expenses	**(209)**	(195)	*7*	**(404)**	(474)	*(15)*
Total operating expenses	**(437)**	(463)	*(6)*	**(900)**	(1,069)	*(16)*
Net profit/(loss) contribution	**261**	319	*(18)*	**580**	275	*111*
Non-GAAP metrics						
Headcount	**1,673**	1,512	*11*	**1,673**	1,540	*9*

1 "*" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% or where the result was a gain in one period but a loss in another, or vice versa.

2 The relative contribution of net interest income and trading income to income from trading activities can vary from period to period depending on the underlying trading strategies undertaken by Macquarie and its clients. As such, to obtain a more complete view of Macquarie Securities Group's trading activities, net interest income has been combined with trading income above.

3 There were no impairments taken through trading income for the year ended 31 March 2010 (31 March 2009: $A35 million).

Macquarie Securities' net profit of $A580 million for the year ended 31 March 2010 increased 111% from $A275 million in the prior year primarily due to improved conditions in a number of markets, especially in the first half of the year, and a reduced cost base.

Net trading income (including net interest income)

Net trading income (including net interest income) of $A479 million for the year ended 31 March 2010 increased 28% from $A375 million in the prior year. Derivatives revenues were up on the prior year due to improved trading conditions, primarily in Asia. Arbitrage Trading activities have continued to contribute strongly to trading profits as a result of favourable markets in exchange traded instruments, particularly in Taiwan, India and Korea. Structured Equity Finance revenues were down significantly on the prior year as a result of lower volumes.

Brokerage and commissions

Brokerage and commission income of $A714 million for the year ended 31 March 2010 increased 4% from $A688 million in the prior year. Brokerage and commission income predominantly includes transaction related fees from cash equities services provided to institutional clients. The increase is primarily the result of continued growth of the American and European greenfield businesses together with the impact of the recent Fox-Pitt Kelton Cochran Caronia Waller and Tristone Capital Global Inc. acquisitions in these regions and growth in market share, offset by a stronger AUD.

In Australia, ASX market turnover increased 3% on the prior year, and across Asia markets (excluding Japan) total turnover increased 11% on the prior year. Growth in market share was achieved in Australia, Hong Kong, Japan, Taiwan, Korea, Canada and South Africa. Average commissions achieved continue to be impacted by the increasing proportion of lower margin electronic trading.

Other fee and commission income

Other fee and commission income of $A263 million for the year ended 31 March 2010 increased 69% from $A156 million in the prior year. Other fee and commission income consists primarily of equity capital markets fees. Capital raising activity was strong during the 12 months to March 2010 in Australia, Asia and Canada, with notable transactions for the period including Rio Tinto's $US15.2 billion renounceable rights issue featuring Macquarie Securities as joint global co-ordinator, underwriter and bookrunner.

Operating expenses

Total operating expenses of $A900 million for the year ended 31 March 2010 decreased 16% from $A1,069 million in the prior year, benefitting from a stronger AUD and a reduction in average headcount.

Employment expenses of $A278 million for the 12 months decreased 18% from $A339 million in the prior year. Despite overall headcount increasing towards the end of the financial year as a result of the acquisitions of Tristone Capital Global Inc. in August 2009 and Fox-Pitt Kelton Cochran Caronia Waller in November 2009, average headcount was down on the prior year.

Brokerage and commission expenses of $A218 million for the year ended 31 March 2010 decreased 15% from $A256 million in the prior year. The decrease in brokerage and commission expenses was driven mainly by lower trading volumes and reduced brokerage rates during the year to 31 March 2010. Other operating expenses of $A404 million for the year to 31 March 2010 decreased 15% from $A474 million in the prior year. The decrease was predominantly driven by lower average headcount and expense rationalisation.

3.0 Segment analysis continued

3.3 Macquarie Capital

	Half year to			Full year to		
	Mar 10 $Am	Sep 09 $Am	*Movement[1] %*	**Mar 10 $Am**	Mar 09 $Am	*Movement[1] %*
Net interest expense	**(130)**	(125)	*4*	**(255)**	(381)	*(33)*
Fee and commission income						
Base fees	**220**	243	*(9)*	**463**	524	*(12)*
Performance fees	**–**	12	*(100)*	**12**	218	*(94)*
Mergers and acquisitions, advisory and underwriting fees	**469**	566	*(17)*	**1,035**	1,156	*(10)*
Brokerage and commissions	**36**	30	*20*	**66**	61	*8*
Other fee and commission income	**(91)**	(74)	*23*	**(165)**	119	*
Total fee and commission income	**634**	777	*(18)*	**1,411**	2,078	*(32)*
Net trading income[2]	**3**	57	*(95)*	**60**	(239)	*
Share of net profits of associates and joint ventures accounted for using the equity method	**(34)**	(184)	*(82)*	**(218)**	10	*
Other operating income and charges						
Net gains on sale of equity investments	**27**	57	*(53)*	**84**	211	*(60)*
Impairment charge on equity investments	**23**	(369)	*	**(346)**	(696)	*(50)*
Impairment charge on non-financial assets	**17**	(29)	*	**(12)**	–	*
Net operating income from disposal groups held for sale	**–**	–	–	**–**	94	*(100)*
Gain on acquiring, disposing and change in ownership interest in subsidiaries and businesses held for sale	**126**	131	*(4)*	**257**	70	*267*
Sale of management rights	**83**	345	*(76)*	**428**	–	*
Net operating lease income	**28**	38	*(26)*	**66**	70	*(6)*
Specific provisions and collective allowance for credit losses	**(2)**	(9)	*(78)*	**(11)**	(33)	*(67)*
Other income	**69**	46	*50*	**115**	88	*31*
Total other operating income and charges	**371**	210	*77*	**581**	(196)	*
Internal revenue	**46**	64	*(28)*	**110**	256	*(57)*
Total operating income	**890**	799	*11*	**1,689**	1,528	*11*
Operating expenses						
Employment expenses	**(279)**	(235)	*19*	**(514)**	(618)	*(17)*
Brokerage and commission expenses	**(18)**	(20)	*(10)*	**(38)**	(97)	*(61)*
Other operating expenses	**(252)**	(215)	*17*	**(467)**	(525)	*(11)*
Total operating expenses	**(549)**	(470)	*17*	**(1,019)**	(1,240)	*(18)*
Minority interests[3]	**(15)**	2	*	**(13)**	(31)	*(58)*
Net profit/(loss) contribution	**326**	331	*(2)*	**657**	257	*156*
Non-GAAP metrics						
Equity under management ($A billion)	**38.6**	50.0	*(23)*	**38.6**	53.3	*(28)*
Assets under management ($A billion)	**96.5**	130.7	*(26)*	**96.5**	159.5	*(39)*
Headcount	**2,148**	2,403	*(11)*	**2,148**	2,617	*(18)*

1 "*" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% or where the result was a gain in one period but a loss in another, or vice versa.

2 There were no impairments recognised in trading income for the year ended 31 March 2010 (31 March 2009: $A176 million).

3 The minority interests category adjusts reported consolidated profit or loss for the share that is attributable to minority interests, such that the net profit or loss contribution represents the net profit or loss attributable to ordinary equity holders.

3.0 Segment analysis continued

Macquarie Capital's net profit of $A657 million for the year ended 31 March 2010, increased 156% from $A257 million in the prior year due to a number of factors discussed in detail below.

Net interest expense

Net interest expense of $A255 million for the year ended 31 March 2010 was down 33% from $A381 million in the prior year. This reduction mainly reflects interest expense on borrowings for principal investments which decreased in line with lower interest rates during the year ended 31 March 2010 compared to the prior year.

Base fee income

Base fee income of $A463 million for the year decreased 12% from $A524 million in the prior year. Base fee income is derived from the management of funds. Base fees from listed funds recognised during the year included Macquarie Infrastructure Group ($A26 million) and Macquarie Airports ($A20 million).

The decrease in base fees was due to lower Equity under Management resulting from the termination of the Macquarie Airports Management Limited management resources agreement with Macquarie Capital Group Limited, the disposal of the Macquarie Communications Infrastructure Group manager, lower listed security prices and unfavourable movements in foreign exchange rates.

Performance fee income

Performance fees of $A12 million for the year decreased 94% from $A218 million in the prior year. Minimal performance fees were generated for the year ended 31 March 2010. A significant contributor to the prior year was the performance fee on the termination of the Advisory Agreement with Bristol Airports Bermuda Limited (formerly Macquarie Airports Group Limited).

Mergers and acquisitions, advisory and underwriting income

Mergers and acquisitions, advisory and underwriting income of $A1,035 million for the year decreased 10% from $A1,156 million in the prior year reflecting the difficult conditions in the Americas and Europe. The volume of deals in which Macquarie participated for the year ended 31 March 2010 (448 deals valued at approximately $A121 billion) was higher compared to the prior year but lower in total value (299 deals valued at approximately $A203 billion, including two large deals valued at $A78 billion).

Significant advisory deals completed for the year ended 31 March 2010 included:

- Sponsor, adviser and debt and equity underwriter for the $A5.7 billion (net present cost) Victorian Desalination Project
- Joint global co-ordinator and joint underwriter for Rio Tinto's global $US15.2 billion renounceable rights issue
- Leading all the major Australian IPO's including carsales.com, Myer, Kathmandu and Miclyn Express Offshore
- Adviser to Goodman Group on its recapitalisation including $A4.1 billion debt restructuring, $A1.3 billion equity raising, $A500 million hybrid securities issue to China Investment Corporation
- Adviser to Macquarie Communications Infrastructure Group on the CPPIB take-over
- Joint financial adviser, lead manager, underwriter for the $A8.9 billion recapitalisation and restructure of Prime Infrastructure
- Joint lead manager and underwriter to Mirvac Group on its $A1.1 billion capital raising, and joint financial adviser on its acquisition of the $A814 million Mirvac REIT
- Joint lead manager roles for the listing of numerous Chinese companies on the Stock Exchange of Hong Kong, including China Zhongwang, BBMG, Powerlong Real Estate, Shenguan and China Minsheng Banking
- Adviser to PaperLinX on the sale of its $A760 million paper business to Nippon Paper Industries
- Adviser to Eldorado Gold on its $C2.4 billion acquisition of Sino Gold Mining Limited
- Adviser to TriStar Oil & Gas on its $C2.7 billion strategic combination with Petrobank Energy & Resources
- Adviser to Macquarie Infrastructure Group on the restructure into two separate listed entities,
- Adviser to Transpacific Industries Group on it's $A801 million recapitalisation and $A2.26 billion debt refinancing
- Joint structuring adviser and joint lead manager for the $A2 billion PERLS V hybrid issue by CBA
- Adviser to Viterra on it's $A1.6 billion acquisition of ABB Grain and underwriter for it's $A511 million equity raising
- Adviser and debt arranger to Lion Power Holdings for the $S2.35 billion refinancing of Senoko Power's acquisition debt
- Financial adviser to Cintra and Meridiam Infrastructure on the $US2 billion North Tarrant Express managed lanes project in Texas, US
- Co-financial advisor to Bouygues Construction and Meridiam Infrastructure arranging $US723 million of debt on the Port of Miami Tunnel and Access Improvement Project in Miami, US
- Adviser to Bakwena Platinum Corridor Concessionaire on its ZAR3.5 billion toll road refinancing in South Africa
- Adviser to Inexus, a UK gas and electricity distribution business, on the restructuring of its debt facilities
- Adviser to Bord Gáis Éireann (BGE), a leading Irish energy provider, on the €500 million acquisition of SWS Natural Resources, one of the largest wind generators in Ireland
- Adviser to Younghwa Engineering on the sale of Younghwa Engineering to MBK Partners in Korea
- Joint lead manager for ANZ's $A2 billion CPS2 capital raising
- Joint global coordinator and lead arranger on the $US1.6 billion takeover and IDX-listing of BUMA, Indonesia's second largest mining contractor
- Adviser to Central Pattana Public Company, a leading developer and manager of retail and commercial properties in Thailand, on a THB5.7 billion real estate investment
- Adviser to Rio Tinto on the proposed Western Australian iron ore joint venture with BHP Billiton
- Joint lead manager and underwriter for Oil Search's $A895 million institutional placement
- Co-lead manager and underwriter for Lloyds Banking Group's £13.5 billion rights issue, the largest ever rights issue globally
- Lead bookrunner on the $US99.2 million follow-on equity offering for Broadwind Energy. The Company provides products and services to the U.S. wind energy industry
- Joint bookrunner for the initial public offering of Joyou AG on the Frankfurt Stock Exchange
- Joint lead manager, adviser and underwriter on the $C190 million initial public offering of Leisureworld in Canada.

Other fee and commission income

Other fee and commission losses of $A165 million for the year ended 31 March 2010 compares with a $A119 million profit in the prior year. The loss for the year ended 31 March 2010 was driven by an increase in payments to Macquarie Securities Group on equity underwriting deals. The prior year profit included income from a one-off transaction and the write back of a provision.

Net trading income
The net trading income of $A60 million for the year ended 31 March 2010 compares with a loss of $A239 million in the prior year. The year ended 31 March 2010 included a realised profit of $A8 million in relation to a United States listed investment and unrealised profit on warrants and options of $A53 million. The loss in the prior year included mark-to-market losses in relation to a United States listed investment of $A101 million and mark-to-market losses on other listed investments carried at fair value through profit or loss.

Share of net profits of associates and joint ventures accounted for using the equity method
Net equity accounted losses of $A218 million for the year ended 31 March 2010 compares with a $A10 million net profit in the prior year driven by a deterioration of the underlying results of investments due to the significant market disruption experienced over the past year. Net equity accounted losses of $A87 million were booked for the year ended 31 March 2010 for listed associates. This included a combined equity accounted loss of $A82 million from its investments in MAp Group, Southern Cross Media Group and Macquarie Infrastructure Group arising from the $A428 million of fees paid to Macquarie to terminate management arrangements. Equity accounted losses recognised in relation to unlisted associates of $A225 million reflected the impairment of some investments held by unlisted associates during the year. This was offset by equity accounted profits in relation to unlisted associates of $A94 million.

Net gains on sale of equity investments
Net gains on sale of equity investments of $A84 million for the year ended 31 March 2010 decreased 60% from $A211 million in the prior year. The net gain for the year ended 31 March 2010 included the sale of investments in listed securities held as available for sale and the sale or partial sale of unlisted equity investments. Contributors to this income included the sale of Moto Hospitality, Miclyn Express, Puget Energy and RP Data. The prior year included income from the sale of the residual holdings in Boart Longyear Limited and Dyno Nobel and the sale of Red Bee Media.

Impairment charge on equity investments
Impairment charges on equity investments of $A346 million for the year ended 31 March 2010 decreased 50% from $A696 million in the prior year. The charges relate to the writedown of equity investments of $A327 million and the write-down of a United States portfolio of asset-backed securities held as available for sale of $A62 million offset by write-backs in relation to Macquarie Infrastructure Company ($23 million) and Southern Cross Media Group ($20 million).

The prior year impairment charges related to the write-down of holdings in listed securities of $A355 million (including Macquarie Infrastructure Group, Macquarie Infrastructure Company, Macquarie Media Group and DUET), certain unlisted equity accounted investments ($A286 million), and the write-down of a United States portfolio of asset-backed securities held as available for sale ($A55 million).

Impairment charge on non-financial assets
The impairment charge on non-financial assets of $A12 million for the year ended 31 March 2010 was for the impairment of intangibles relating to a consolidated investment and impairment of management rights. There were no impairment charges on non-financial assets in the prior year.

3.0 Segment analysis continued

Gain on acquiring, disposing and change in ownership interest in subsidiaries and businesses held for sale
The gain on acquiring, disposing and change in ownership interest in subsidiaries and businesses held for sale of $A257 million for the year ended 31 March 2010 increased 267% from $A70 million in the prior year. The gain in the year to 31 March 2010 related to income from the sale of Macquarie Communications Infrastructure Management Limited, income in relation to the internalisation of management of Macquarie Leisure Trust Group, income from the sale of the majority of the Australian real estate funds management platform (Macquarie CountryWide Trust, Macquarie Office Trust and three unlisted real estate funds) to Charter Hall Group and income from the sale of the Microstar assets. The prior year included the sale of the Longview Oil and Gas assets.

Sale of management rights
Fees to terminate management arrangements of $A428 million were recognised in the year ended 31 March 2010. $A345 million related to Macquarie Airports, $A42 million related to Macquarie Infrastructure Group and $A41 million related to Macquarie Media Group. There were no gains on sale of management rights in the prior year.

Operating expenses
Total operating expenses for the year ended 31 March 2010 were $A1,019 million, a decrease of 18% from $A1,240 million in the prior year.

Employment expenses for the year ended 31 March 2010 were $A514 million, a decrease of 17% from $A618 million in the prior year, in line with the reduction in headcount. Foreign exchange movements had a favourable impact on employment expenses as the Australian dollar strengthened against the currencies in the majority of countries where Macquarie Capital operates.

Brokerage and commission expenses of $A38 million for the year ended 31 March 2010 decreased 61% from $A97 million in the prior year primarily due to the effect of a one-off transaction expense in the prior year.

Other operating expense of $A467 million for the year ended 31 March 2010 decreased 11% from $A525 million in the prior year due to a decrease in other direct costs and recoveries driven by the lower average headcount and cost saving initiatives undertaken by Macquarie Capital. This has been offset by integration costs of acquired businesses during the year including Tristone Capital (August 2009) and Fox-Pitt Kelton Cochran Caronia Waller (November 2009). Foreign exchange movements had a favourable impact on other operating expenses as the Australian dollar strengthened against the currencies in the majority of countries where Macquarie Capital operates.

3.0 Segment analysis continued

3.4 Macquarie Funds

	Half year to			Full year to		
	Mar 10 $Am	Sep 09 $Am	*Movement %*	**Mar 10 $Am**	Mar 09 $Am	*Movement[1] %*
Net interest income/(expense)	**18**	27	*(33)*	**45**	65	*(31)*
Fee and commission income						
Base fees	**162**	72	*125*	**234**	142	*65*
Performance fees	**5**	5	–	**10**	14	*(29)*
Other fee and commission income	**61**	32	*91*	**93**	129	*(28)*
Total fee and commission income	**228**	109	*109*	**337**	285	*18*
Net trading income	**3**	16	*(81)*	**19**	(10)	*
Share of net profits of associates and joint ventures accounted for using the equity method	**3**	7	*(57)*	**10**	(12)	*
Other operating income and charges						
Impairment charge on equity investments	**(1)**	(6)	*(83)*	**(7)**	(5)	*40*
Specific provisions and collective allowance for credit losses	**–**	(2)	*(100)*	**(2)**	(9)	*(78)*
Other income	**10**	11	*(9)*	**21**	19	*11*
Total other operating income and charges	**9**	3	*200*	**12**	5	*140*
Internal revenue	**2**	2	–	**4**	4	–
Total operating income	**263**	164	*60*	**427**	337	*27*
Operating expenses						
Employment expenses	**(73)**	(47)	*55*	**(120)**	(105)	*14*
Brokerage and commission expenses	**(42)**	(27)	*56*	**(69)**	(72)	*(4)*
Other operating expenses	**(91)**	(53)	*72*	**(144)**	(115)	*25*
Total operating expenses	**(206)**	(127)	*62*	**(333)**	(292)	*14*
Minority interests[2]	**–**	1	*(100)*	**1**	–	*
Net profit/(loss) contribution	**57**	38	*50*	**95**	45	*111*
Non-GAAP metrics						
Assets under management[3] ($A billion)	**209.9**	58.0	*262*	**209.9**	49.7	*
Headcount[4]	**1,094**	561	*95*	**1,094**	583	*88*

1 "*" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% or where the result was a gain in one period but a loss in another, or vice versa.

2 The minority interests category adjusts reported consolidated profit or loss for the share that is attributable to minority interests, such that the net profit or loss contribution represents the net profit or loss attributable to ordinary equity holders.

3 The Macquarie Cash Management Trust, excluded from Assets under Management above, is a Banking and Financial Services product that is managed by Macquarie Funds Group. The Cash Management Trust closed at $A10.0 billion at 31 March 2010 (31 March 2009: $A14.7 billion).

4 The acquisition of Delaware Investments in January 2010 contributed 521 staff to the headcount increase.

Macquarie Funds Group's net profit of $A95 million for the year ended 31 March 2010 increased 111% from $A45 million in the prior year. The result includes the contribution from Delaware Investments of $A23 million since its acquisition in January 2010 (including all transaction costs). Excluding the impact of this, the result increased 61% on the prior year.

Net interest income/(expense)

Net interest income of $A45 million for the year ended 31 March 2010 decreased 31% from $A65 million in the prior year driven by a net reduction in retail loans provided which fell due to redemptions in Macquarie Funds Group's structured investment offerings and increased borrowings as a result of the acquisition of Delaware Investments.

Base fees

Base fee income of $A234 million for the year ended 31 March 2010 increased 65% from $A142 million in the prior year. Increases in base fees arose largely as a result of the growth in Assets under Management particularly due to the acquisition of Delaware Investments.

Total Assets under Management of $A209.9 billion at 31 March 2010 increased significantly from $A49.7 billion at 31 March 2009. The acquisition of Delaware Investments contributed $A151.1 billion at 31 March 2010 to the total $A160.2 billion net increase in Assets under Management over the year. Excluding the impact of this, Assets under Management increased $A9.1 billion to $A58.8 billion at 31 March 2010 due to new equity and fixed income mandates and the impact of rising equity markets since 31 March 2009. Refer Section 7.1 for a breakdown of Macquarie Funds Group's Assets under Management by asset class.

Performance fees

Performance fee income of $A10 million for the year ended 31 March 2010 decreased from $A14 million in the prior year due to lower performance fees from emerging markets strategies and funds of private equity funds products.

Other fee and commission income

Other fee and commission income includes structuring fees, capital protection fees, wholesale threshold management fees, income from True Index[1] products and internal fees received for managing and administering investment products on behalf of Banking and Financial Services.

Other fee and commission income of $A93 million for the year ended 31 March 2010 decreased 28% from $A129 million in the prior year mainly due to non-recurring service fees in the prior period for Agri products and lower True Index income.

1 Macquarie True Index delivers clients pre-tax index returns (before buy/sell spreads on transactions). Any under-performance is compensated by Macquarie and conversely, any out-performance is retained by Macquarie.

Net trading income

Net trading income of $A19 million for the year ended 31 March 2010 compares to a loss of $A10 million in the prior year. The result was mainly driven by increases in the value of seed investments that are carried at fair value and activities relating to the hedging of capital protected products.

Other income

Other income of $A21 million for the year ended 31 March 2010 increased 11% from $A19 million in the prior year and comprised proceeds from the sale of assets held on the balance sheet and distributions from investments.

Operating expenses

Total operating expenses (including Delaware Investments expenses) of $A333 million for the year ended 31 March 2010 increased 14% from $A292 million in the prior year. Excluding Delaware Investments, operating expenses decreased 16% primarily due to lower employment costs in line with a decrease in headcount and lower commission expenses.

3.0 Segment analysis continued

3.5 Fixed Income, Currencies and Commodities

	Half year to			Full year to		
	Mar 10 $Am	Sep 09 $Am	*Movement[1] %*	**Mar 10 $Am**	Mar 09 $Am	*Movement[1] %*
Net trading income (including net interest income)[2,3]						
Commodities	**334**	379	*(12)*	**713**	650	*10*
Foreign exchange products	**35**	58	*(40)*	**93**	164	*(43)*
Interest rate products	**220**	123	*79*	**343**	113	*204*
Total net trading income (including net interest income)	**589**	560	*5*	**1,149**	927	*24*
Fee and commission income						
Brokerage and commissions	**34**	35	*(3)*	**69**	86	*(20)*
Other fee and commission income	**101**	33	*206*	**134**	80	*68*
Total fee and commission income	**135**	68	*99*	**203**	166	*22*
Share of net profits of associates and joint ventures accounted for using the equity method	**8**	3	*167*	**11**	69	*(84)*
Other operating income and charges						
Net gains/(losses) on sale of equity investments	**38**	26	*46*	**64**	10	*
Impairment charge on equity investments	**(1)**	(2)	*(50)*	**(3)**	(120)	*(98)*
Specific provisions and collective allowance for credit losses	**(3)**	(50)	*(94)*	**(53)**	(160)	*(67)*
Other income	**17**	12	*42*	**29**	79	*(63)*
Total other operating income and charges	**51**	(14)	*	**37**	(191)	*
Internal revenue	**52**	28	*86*	**80**	66	*21*
Total operating income	**835**	645	*29*	**1,480**	1,037	*43*
Operating expenses						
Employment expenses	**(113)**	(96)	*18*	**(209)**	(175)	*19*
Brokerage and commission expenses	**(122)**	(55)	*122*	**(177)**	(91)	*95*
Other operating expenses	**(141)**	(126)	*12*	**(267)**	(263)	*2*
Total operating expenses	**(376)**	(277)	*36*	**(653)**	(529)	*23*
Minority interests[4]	**–**	–	–	**–**	1	*(100)*
Net profit/(loss) contribution	**459**	368	*25*	**827**	509	*62*
Non-GAAP metrics						
Headcount	**884**	796	*11*	**884**	680	*30*

1 "*" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% or where the result was a gain in one period but a loss in another, or vice versa.

2 The relative contribution of net interest income and trading income to income from trading activities can vary from period to period depending on the underlying trading strategies undertaken by Macquarie and its clients. As such, to obtain a more complete view of Fixed Income, Currencies and Commodities' trading activities, net interest income has been combined with trading income above. The categories of trading income above are based on business lines within Fixed Income, Currencies and Commodities.

3 Impairments recognised in trading income totalled $A20 million for the year ended 31 March 2010 (31 March 2009: $A50 million).

4 The minority interests category adjusts reported consolidated profit or loss for the share that is attributable to minority interests, such that the net profit or loss contribution represents the net profit or loss attributable to ordinary equity holders.

Fixed Income, Currencies and Commodities' net profit of $A827 million for the year ended 31 March 2010 increased 62% from $A509 million in the prior year primarily due to a return to more normal levels of impairment charges and provisions combined with improved trading conditions.

Commodities trading income

Commodities trading income of $A713 million for the year ended 31 March 2010 increased 10% from $A650 million in the prior year.

Trading income in the Energy Markets division was up on the prior year, particularly related to the consolidation and growth of the Macquarie Energy franchise in the United States gas and power business. Transaction volumes and trading revenues in the division's Corona and Macquarie Energy businesses benefitted from the cold northern hemisphere winter.

During the year the Energy Markets division's primary markets experienced generally low volatility together with mixed market liquidity, however more recently, conditions have shown signs of improvement. Trading income from the Agricultural Commodities business was broadly in line with the prior year although FICC are witnessing a return of confidence in agricultural commodity markets as they begin trading on the fundamentals of supply and demand after the global financial crisis of 2009. The freight markets have also improved from the extreme lows experienced in the prior year. The Metals and Energy Capital division was a strong contributor with all metals prices recovering, particularly gold.

Foreign exchange products trading income

Trading income on foreign exchange products of $A93 million for the year ended 31 March 2010 decreased 43% from $A164 million in the prior year. A significant reduction in both volatility and turnover in global foreign exchange markets during the year impacted all FX market participants. The strong Australian dollar placed additional downward pressure on foreign exchange revenues.

Interest rate products trading income

Trading income on interest rate products of $A343 million for the year ended 31 March 2010 increased significantly from $A113 million in the prior year. The Credit Trading division and Emerging Markets division made substantial contributions during the year to 31 March 2010. Credit Trading revenues were driven by selective expansion into underlying high yield and distressed corporate and debt securities, extension into client sales and trading, and the rally in credit markets which mirrored equity markets. Emerging Market revenues were underpinned by increased client activity, continued broadening of the products and services and its geographical expansion into the US and Europe. Improving Australian debt market conditions supported increased debt market activity and provided opportunities for the Debt Markets Division.

Fee and commission income

Fee and commission income of $A203 million for the year ended 31 March 2010 increased 22% from income of $A166 million in the prior year. The development of the client sales and trading business within the Credit Trading Division and the Emerging Markets Division's private capital markets and advisory business have been significant contributors to the growth in other fee income for the Group. The Futures division contribution experienced similar levels of activity as the prior year.

Net gains/(losses) on sale of equity investments

Net gains on sale of resources sector equity investments of $A64 million for the year ended 31 March 2010 increased significantly from $A10 million in the prior year due to the timing of sales transactions.

3.0 Segment analysis continued

Impairment charge on equity investments

Minimal impairment charges on equity investments of $A3 million were recognised for the year ended 31 March 2010. The $A120 million impairment charge in the prior year mainly related to listed equity investments in the resources sector.

Specific provisions and collective allowance for credit losses

Net loan charges of $A53 million for the year ended 31 March 2010 decreased 67% from $A160 million in the prior year. There were $A55 million in net specific provisions raised in relation to loans in the energy capital and agricultural commodities sectors, combined with a decrease in the collective allowance for credit losses of $A2 million.

Other income

Other income of $A29 million for the year ended 31 March 2010 decreased 63% from $A79 million in the prior year. Income in the prior year included $A52 million from other asset sales reflecting the gain on sale of a number of resources related net profit interests (a right to a share of the production or the proceeds from production derived from petroleum and natural gas rights without the obligation to pay any of the costs of exploration and development) in the Metals & Energy Capital Division. Net profit interest sales in the year to 31 March 2010 were negligible.

Operating expenses

Total operating expenses of $A653 million for the year ended 31 March 2010 increased 23% from $A529 million in the prior year. Employment expenses were up 19% from $A175 million in the prior year to $A209 million for the year ended 31 March 2010. Headcount growth of 30% from 680 at 31 March 2009 to 884 at 31 March 2010 has occurred largely in the United States and the United Kingdom and as a result employment expenses have benefited from the strengthening of the Australian dollar.

Brokerage and Commission expenses increased 95% from $A91 million in the prior year to $A177 million for the year ended 31 March 2010. This increase was primarily a result of the growth in volumes over the year for the Credit Trading and Emerging Markets businesses.

Other operating expenses of $A267 million for the year ended 31 March 2010 were up 2% from $A263 million in the prior year.

3.0 Segment analysis continued

3.6 Corporate and Asset Finance

	Half year to			Full year to		
	Mar 10 $Am	Sep 09 $Am	Movement[1] %	Mar 10 $Am	Mar 09 $Am	Movement[1] %
Net interest income/(expense)	**218**	143	*52*	**361**	129	*180*
Fee and commission income	**–**	6	*(100)*	**6**	14	*(57)*
Net trading income/(expense)	**9**	32	*(72)*	**41**	(9)	*
Share of net profits of associates and joint ventures accounted for using the equity method	**–**	1	*(100)*	**1**	(1)	*
Other operating income and charges						
Impairment charge on non-financial assets	**–**	–	–	**–**	(33)	*(100)*
Net operating lease income	**35**	33	*6*	**68**	114	*(40)*
Specific provisions and collective allowance for credit losses	**(59)**	(28)	*111*	**(87)**	(44)	*98*
Other income	**18**	21	*(14)*	**39**	24	*63*
Total other operating income and charges	**(6)**	26	*	**20**	61	*(67)*
Internal revenue	**13**	14	*(7)*	**27**	17	*59*
Total operating income	**234**	222	*5*	**456**	211	*116*
Operating expenses						
Employment expenses	**(51)**	(40)	*28*	**(91)**	(75)	*21*
Other operating expenses	**(45)**	(54)	*(17)*	**(99)**	(68)	*46*
Total operating expenses	**(96)**	(94)	*2*	**(190)**	(143)	*33*
Minority interests[2]	**(1)**	(1)	–	**(2)**	(2)	–
Net profit/(loss) contribution	**137**	127	*8*	**264**	66	*300*
Non-GAAP metrics						
Headcount	**685**	574	*19*	**685**	539	*27*

1 "*" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% or where the result was a gain in one period but a loss in another, or vice versa.

2 The minority interests category adjusts reported consolidated profit or loss for the share that is attributable to minority interests, such that the net profit or loss contribution represents the net profit or loss attributable to ordinary equity holders.

Corporate and Asset Finance's net profit of $A264 million for the year ended 31 March 2010 increased 300% from $A66 million in the prior year predominately due to increased net interest income, partially offset by lower operating lease income and higher operating expenses.

Net interest income

Net interest income of $A361 million for the year ended 31 March 2010 increased 180% from $A129 million in the prior year. The increase was driven by an 87% increase in the loan and finance lease portfolios to $A12.9 billion at 31 March 2010 from $A6.9 billion at 31 March 2009 mainly due to increased corporate lending and the acquisition of the $A1.0 billion Ford Credit portfolio in October 2009.

Net trading income

Net trading income of $A41 million for the year ended 31 March 2010 compares to a loss of $A9 million in the prior year. The income was due to mark-to-market and trading profit on options and equity securities, particularly in the six months ended 30 September 2009.

Impairment charge on non-financial assets

There were no impairment charges on non-financial assets during the year. The impairment charge of $A33 million recognised in the prior year related to inventories of off-lease assets.

Net operating lease income

Net operating lease income (net of depreciation) of $A68 million for the year ended 31 March 2010 decreased 40% from $A114 million in the prior year largely due to a 51% decline in the operating lease portfolio to $A692 million at 31 March 2010 from $A1.4 billion at 31 March 2009 resulting from the expiry of a number of leases.

Specific provisions and collective allowance for credit losses

Specific provisions and collective allowance for credit losses of $A87 million for the year ended 31 March 2010 increased 98% from $A44 million in the prior year as a result of the growth in the loan and finance lease portfolios.

Other income

Other income of $A39 million for the year ended 31 March 2010 increased 63% from $A24 million in the prior year largely as a result of increased sales of off-lease assets and inventory due to improved market conditions.

Operating expenses

Total operating expenses of $A190 million for the year ended 31 March 2010 increased 33% from $A143 million in the prior year. The increase was driven by a 46% increase in other operating expenses to $A99 million for the year ended 31 March 2010 from $A68 million in the prior year resulting from growth in the loan and lease portfolio and higher transaction and integration costs associated with increased volume. Employment expense increased 21% to $A91 million driven by a 27% increase in headcount.

3.0 Segment analysis continued

3.7 Real Estate Banking

	Half year to			Full year to		
	Mar 10 $Am	Sep 09 $Am	*Movement[1] %*	**Mar 10 $Am**	Mar 09 $Am	*Movement[1] %*
Net interest income/(expense)	**(14)**	(8)	*75*	**(22)**	(4)	*
Fee and commission income						
Base fees	**5**	25	*(80)*	**30**	26	*15*
Performance fees	**—**	35	*(100)*	**35**	2	*
Mergers and acquisitions, advisory and underwriting	**—**	—	—	**—**	11	*(100)*
Other fee and commission income	**1**	3	*(67)*	**4**	10	*(60)*
Total fee and commission income	**6**	63	*(90)*	**69**	49	*41*
Net trading income/(expense)	**(5)**	(1)	*	**(6)**	(6)	—
Share of net profits of associates and joint ventures accounted for using the equity method	**(10)**	(21)	*(52)*	**(31)**	5	*
Other operating income and charges						
Net gains/(losses) on sale of equity investments	**(25)**	(8)	*213*	**(33)**	13	*
Impairment charge on equity investments	**(21)**	(50)	*(58)*	**(71)**	(146)	*(51)*
Impairment charge on non-financial assets	**(7)**	(12)	*(42)*	**(19)**	(40)	*(53)*
Specific provisions and collective allowance for credit losses	**(11)**	(13)	*(15)*	**(24)**	(170)	*(86)*
Other income	**19**	31	*(39)*	**50**	43	*16*
Total other operating income and charges	**(45)**	(52)	*(13)*	**(97)**	(300)	*(68)*
Internal revenue	**(4)**	(9)	*(56)*	**(13)**	(12)	*8*
Total operating income	**(72)**	(28)	*157*	**(100)**	(268)	*(63)*
Operating expenses						
Employment expenses	**(9)**	(10)	*(10)*	**(19)**	(32)	*(41)*
Other operating expenses	**(15)**	(18)	*(17)*	**(33)**	(62)	*(47)*
Total operating expenses	**(24)**	(28)	*(14)*	**(52)**	(94)	*(45)*
Net profit/(loss) contribution	**(96)**	(56)	*71*	**(152)**	(362)	*(58)*
Non-GAAP metrics						
Assets under management ($A billion)	**5.0**	10.7	*(53)*	**5.0**	14.8	*(66)*
Headcount	**105**	118	*(11)*	**105**	136	*(23)*

1 "*" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% or where the result was a gain in one period but a loss in another, or vice versa.

Real Estate Banking's net loss of $A152 million for the year ended 31 March 2010 decreased compared to a net loss of $A362 million in the prior year. The year remained challenging for Real Estate Banking, however an asset disposal by Macquarie Central Office CR-REIT resulted in significant base and performance fees for Real Estate Banking during the six months ended 30 September 2009. On 1 March 2010 as part of a combined transaction with Macquarie Capital involving the sale of Australian listed REIT platforms to Charter Hall Group, Real Estate Banking sold the majority of its holdings in Macquarie Countrywide Trust, Macquarie Office Trust and Macquarie Direct Property Fund. The full impact of the Charter Hall Group transaction on Real Estate Banking was a loss of $A33 million, comprising a loss on sale of equity investments of $A29 million and an impairment on non-financial assets of $A4 million.

Net interest income/(expense)

Net interest expense of $A22 million for the year ended 31 March 2010 increased significantly from $A4 million in the prior year. The prior year included revenue of $A30 million relating to interest accrual adjustments.

Base fees

Base fee income of $A30 million for the year ended 31 March 2010 increased 15% from $A26 million in the prior year primarily due to $A16 million received from Macquarie Central Office CR-REIT on the sale of the Kukdong building as base fees are calculated on income of the REIT. This was partially offset by a decrease in base fees attributable to lower Assets under Management. Assets under Management of $A5.0 billion at 31 March 2010 decreased 66% from $A14.8 billion at 31 March 2009 due to the Charter Hall Group transaction noted above, the strengthening Australian dollar, resulting in lower offshore asset values as well as write-downs and disposals by some funds.

Performance fees

Performance fee income of $A35 million for the year ended 31 March 2010 increased significantly from $A2 million in the prior year, primarily due to the disposal of Macquarie Central Office CR-REIT's Kukdong building in Korea.

Mergers and acquisitions, advisory and underwriting

Mergers and acquisitions, advisory and underwriting fees of $A11 million in the prior period mainly related to advisory fees earned from the sale of an investment in Macquarie Prime REIT and its manager.

Share of net profits of associates and joint ventures accounted for using the equity method

Equity accounted losses of $A31 million were recognised for the year ended 31 March 2010 compared to an equity accounted gain of $A5 million in the prior year. The result was driven by losses in Real Estate Banking's associates, including investments in Medallist and J-REP, partially offset by profits from MGPA. The gain in the prior year was driven by higher equity accounted profits in MGPA.

Net gains/(losses) on sales of equity investments

The net loss on sale of equity investments of $A33 million for the year ended 31 March 2010 compares to a $A13 million gain in the prior year. A loss of $A29 million was incurred as part of the Charter Hall Group transaction noted above. In addition, the sale of an investment in MW Cell Manager LLC in the United States generated a loss of $A6 million, partially offset by a small gain on the disposal of Macquarie Leisure Trust units.

Impairment charge on equity investments

The impairment charge on equity investments of $A71 million for the year ended 31 March 2010 decreased 51% from $A146 million in the prior year. Write-downs for the year ended 31 March 2010 included $A33 million on offshore investments, $A25 million on Australian investments, $A7 million on Structured Finance investments and $A6 million on listed REITs.

The impairment charge of $A146 million in the prior year included a charge of $A101 million on offshore listed investments, $A30 million on Australian listed and unlisted REIT investments, $A12 million on Structured Finance investments and $A3 million of direct property write-downs.

Impairment charge on non-financial assets

The impairment charge on non-financial assets of $A19 million for the year ended 31 March 2010 was recognised on consolidation of a joint venture in Queensland that Real Estate Banking took control of during the six months ended 30 September 2009, write-downs on foreclosed assets and the write-off of management rights on the US Macquarie Office Trust portfolio as part of the Charter Hall Group transaction noted above. An impairment charge of $A40 million was recognised in the prior year that related to REIT investments, direct property and inventory.

Specific provisions and collective allowance for credit losses

Specific provisions and collective allowance for credit losses of $A24 million for the year ended 31 March 2010 decreased 86% from $A170 million in the prior year. Provisions during the year were primarily attributable to loans made to developers with United States residential market exposure.

Other income

Other income of $A50 million for the year ended 31 March 2010 increased 16% from $A43 million in the prior year. The year included higher property development income from Urban Pacific Limited and $A10 million from a legal settlement with a property developer in Australia, partially offset by lower distribution revenue.

Operating expenses

Total operating expenses of $A52 million for the year ended 31 March 2010 decreased 45% from $A94 million in the prior year. The decrease reflects the reduction in headcount.

3.0 Segment analysis continued

3.8 Banking and Financial Services

	Half year to			Full year to		
	Mar 10 $Am	Sep 09 $Am	*Movement[1] %*	**Mar 10 $Am**	Mar 09 $Am	*Movement[1] %*
Net interest income/(expense)	**297**	254	*17*	**551**	425	*30*
Fee and commission income						
Base fees	**97**	102	*(5)*	**199**	229	*(13)*
Brokerage and commissions	**119**	105	*13*	**224**	198	*13*
Other fee and commission income/(expenses)	**129**	135	*(4)*	**264**	240	*10*
Income from life insurance business and other unit holder businesses	**22**	18	*22*	**40**	30	*33*
Total fee and commission income	**367**	360	*2*	**727**	697	*4*
Net trading income[2]	**2**	(1)	*	**1**	(38)	*
Share of net profits of associates and joint ventures accounted for using the equity method	**2**	—	*	**2**	(7)	*
Other operating income and charges						
Net gains on sale of equity investments	**2**	—	*	**2**	(2)	*
Impairment charge on equity investments and disposal groups held for sale	**(4)**	(1)	*300*	**(5)**	(214)	*(98)*
Impairment charge on non-financial assets	**(1)**	(2)	*(50)*	**(3)**	(2)	*50*
Gain on acquiring, disposing and change in ownership interest in subsidiaries and businesses held for sale	**4**	—	*	**4**	57	*(93)*
Specific provisions and collective allowance for credit losses	**(16)**	(29)	*(45)*	**(45)**	(96)	*(53)*
Other income	**3**	3	—	**6**	7	*(14)*
Total other operating income and charges	**(12)**	(29)	*(59)*	**(41)**	(250)	*(84)*
Internal revenue	**7**	4	*75*	**11**	(22)	*
Total operating income	**663**	588	*13*	**1,251**	805	*55*
Operating expenses						
Employment expenses	**(226)**	(182)	*24*	**(408)**	(394)	*4*
Brokerage and commission expenses	**(56)**	(65)	*(14)*	**(121)**	(140)	*(14)*
Other operating expenses	**(254)**	(201)	*26*	**(455)**	(364)	*25*
Total operating expenses	**(536)**	(448)	*20*	**(984)**	(898)	*10*
Minority interests[3]	**(3)**	(3)	—	**(6)**	(6)	—
Net profit/(loss) contribution	**124**	137	*(9)*	**261**	(99)	*
Non-GAAP metrics						
Assets under management[4] ($A billion)	**14.3**	17.0	*(16)*	**14.3**	19.2	*(26)*
Funds under management/advice/ administration[5] ($A billion)	**120.0**	106.5	*13*	**120.0**	98.4	*22*
Headcount	**3,268**	2,628	*24*	**3,268**	2,598	*26*

1 "*" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% or where the result was a gain in one period but a loss in another, or vice versa.

2 There were no impairments recognised in trading income for the year ended 31 March 2010 (31 March 2009: $A24 million).

3 The minority interests category adjusts reported consolidated profit or loss for the share that is attributable to minority interests, such that the net profit or loss contribution represents the net profit or loss attributable to ordinary equity holders.

4 The Macquarie Cash Management Trust, included in Assets under Management above, is a Banking and Financial Services product that is managed by Macquarie Funds Group. The Cash Management Trust closed at $A10.0 billion at 31 March 2010 (31 March 2009: $A14.7 billion).

5 Funds under management/advice/administration includes Assets under Management plus items such as funds on Banking and Financial Services platforms (e.g. Wrap Funds under Administration), total Banking and Financial Services loan and deposit portfolios, CHESS holdings of Banking and Financial Services clients, and funds under advice (e.g. assets under advice of Macquarie Private Bank).

3.0 Segment analysis continued

Banking and Financial Services' net profit of $A261 million for the year ended 31 March 2010 compares to a net loss of $A99 million in the prior year. The result in the prior year included a loss of $A307 million relating to the Italian Mortgages portfolio and a gain from the sale of the majority of the margin lending portfolio of $A41 million. Excluding these items, the result for the year ended 31 March 2010 increased 56% on the prior year.

Net interest income/(expense)

Net interest income of $A551 million for the year ended 31 March 2010 increased 30% from $A425 million in the prior year predominately due to increased margins and retail deposits. Retail deposits increased 16% to $A15.5 billion at 31 March 2010 from $A13.4 billion at 31 March 2009 due to a focus on cash offerings, including the Cash Management Account.

Banking and Financial Services' loan book primarily comprises residential mortgages in Australia and North America, as well as loans to Australian businesses, loans on capital protected products, and credit cards. The total loan book size decreased 8% to $A26.4 billion at 31 March 2010, from $A28.6 billion at 31 March 2009. The main driver of the decrease has been a 22% reduction in the size of the Australian mortgage portfolio from $A18.3 billion at 31 March 2009 to $A14.3 billion at 31 March 2010 as a result of the decision in March 2008 to wind back the Australian residential origination business.

Origination volumes and margins on the Canadian mortgage loan portfolio have improved significantly over the prior year due to increased market share. Canadian mortgage originations increased 103% during the year ended 31 March 2010 compared to the prior year. The business continues to participate in the Canadian government sponsored Mortgage securitisation programme. The Canadian loan portfolio, which includes mortgages, insurance premium funding and margin loans, closed at $A7.0 billion at 31 March 2010, up 75% from $A4.0 billion at 31 March 2009.

Base fees

Base fee income of $A199 million for the year ended 31 March 2010 decreased 13% from $A229 million in the prior year largely as a result of a 26% decrease in Assets under Management to $A14.3 billion at 31 March 2010 from $A19.2 billion at 31 March 2009. The decrease was predominately in the Cash Management Trust, which closed at $A10.0 billion at 31 March 2010, down 32% from $A14.7 billion at 31 March 2009. This was partially offset by a 17% increase in Macquarie Pastoral Fund to $A509 million at 31 March 2010, from $A434 million at 31 March 2009.

In April 2010, Cash Management Trust unitholders accepted a proposal to convert Cash Management Trust accounts to Cash Management Accounts.

Brokerage and commissions

Brokerage and commission income of $A224 million for the year ended 31 March 2010 increased 13% from $A198 million in the prior year as a result of improved equity market conditions and growth in the number of advisors to 595 at 31 March 2010 from 430 at 31 March 2009. The increase in adviser numbers was due to organic growth in Australia and Asia, as well as the acquisition of Blackmont Capital (rebranded "Macquarie Private Wealth Canada") in December 2009. Macquarie Private Wealth was again the number one full-service retail stockbroker in Australia in terms of volume and market share.

Other fee and commission income

Other fee and commission income of $A264 million for the year ended 31 March 2010 increased 10% from $A240 million in the prior year.

The main contributor to this income category is platform and other administration fee income, which remained broadly in line with the prior year. Banking and Financial Services' Wrap platforms operate in Australia and more recently, the United Kingdom (established April 2009). Funds under Administration on the Australian Wrap platform closed at $A22.5 billion at 31 March 2010, up from $A17.5 billion at 31 March 2009 due to positive inflows and market movements. Net inflows were $A3.1 billion and market movements were $A1.9 billion positive during the year ended 31 March 2010, compared to net inflows of $A3.0 billion and negative market movements of $A8.0 billion in the prior year. While closing Wrap Funds under Administration at 31 March 2010 increased 29% on the prior year, average Funds under Administration during the year ended 31 March 2010 only increased 3% on the prior year due to market volatility.

The increase in other fee and commission income was also due to the acquisition of Blackmont Capital, which contributed $A4 million of income to this category.

Other contributors to this income category were loan termination fees, driven by the Australian mortgage and capital protected loan portfolios decreasing, as well as advisory fees earned from six property acquisitions by the Macquarie Pastoral Fund.

Income from life insurance business and other unit holder businesses

Income from life insurance business and other unit holder business of $A40 million increased 33% from $A30 million in the prior year, primarily due to growth in the insurance inforce book, which grew to $A59 million at 31 March 2010 from $A29 million at 31 March 2009. The inforce book is the aggregate annualised life insurance premium payable for polices issued by the life company, and still paying premiums, at the balance date.

Net trading income

Net trading income was a profit of $A1 million for the year ended 31 March 2010, compared to a loss of $A38 million in the prior year. The prior year included losses of $A20 million on an underwriting deal.

Impairment charge on equity investments and disposal groups held for sale

Impairment charges on equity investments and disposal groups held for sale of $A5 million for the year ended 31 March 2010 decreased 98% from $A214 million in the prior year. Impairment charges in the prior year mainly related to the Italian Mortgages portfolio.

Gain on acquiring, disposing and change in ownership interest in subsidiaries and businesses held for sale

The gain on acquiring, disposing and change in ownership interest in subsidiaries and businesses held for sale was $A4 million for the year ended 31 March 2010. The $A57 million income in the prior year included a gain on the sale of the majority of the margin lending portfolio in January 2009.

Specific provisions and collective allowance for credit losses

Specific provisions and collective allowance for credit losses of $A45 million for the year ended 31 March 2010 decreased 53% from $A96 million in the prior year. The prior year included significant provisions on the Italian Mortgages portfolio and Investment Lending portfolio. Provision charges in the year ended 31 March 2010 were lower compared to the prior year as a result of improved economic conditions, particularly in North America.

Operating expenses

Total operating expenses of $A984 million for the year ended 31 March 2010 increased 10% from $A898 million in the prior year. The increase was mainly in other operating expenses, which were up 25% on the prior year to $A455 million for the year ended 31 March 2010 due primarily to significant integration and acquisition costs relating to the Blackmont Capital acquisition which occurred on 31 December 2009. The acquisition resulted in an additional 410 staff in Banking and Financial Services. Expenses associated with deposit generating activities also contributed to the increase in other operating expenses. Brokerage and commission expense for the year ended 31 March 2010 decreased 14% compared to the prior year, which included commissions related to the Italian Mortgages portfolio and the margin lending portfolio prior to their sales.

3.0 Segment analysis continued

3.9 Corporate

	Half year to			Full year to		
	Mar 10 $Am	Sep 09 $Am	*Movement[1] %*	**Mar 10 $Am**	Mar 09 $Am	*Movement[1] %*
Net interest income/(expense)	**226**	113	*100*	**339**	657	*(48)*
Fee and commission income/(expense)	**(6)**	(3)	*100*	**(9)**	(88)	*(90)*
Net trading income/(expense)	**(108)**	(275)	*(61)*	**(383)**	204	*
Share of net profits of associates and joint ventures accounted for using the equity method	**(3)**	(4)	*(25)*	**(7)**	7	*
Other operating income and charges						
Net gains on sale of debt and equity securities	**18**	10	*80*	**28**	(7)	*
Impairment charge on equity investments	**(1)**	–	*	**(4)**	(32)	*(88)*
Gain on acquiring, disposing and change in ownership interest in subsidiaries and businesses held for sale	**1**	127	*(99)*	**128**	203	*(37)*
Gain on repurchase of debt	**–**	55	*(100)*	**55**	–	*
Specific provisions and collective allowance for credit losses	**6**	–	*	**8**	12	*(33)*
Other income/(expense)	**16**	24	*(33)*	**41**	6	*
Total other operating income and charges	**40**	216	*(81)*	**256**	182	*41*
Internal revenue	**(127)**	(114)	*11*	**(241)**	(430)	*(44)*
Total operating income	**22**	(67)	*	**(45)**	532	*
Operating expenses						
Employment expenses	**(692)**	(771)	*(10)*	**(1,463)**	(623)	*135*
Brokerage and commission expenses	**4**	(14)	*	**(10)**	(33)	*(70)*
Other operating expenses	**141**	119	*18*	**260**	384	*(32)*
Total operating expenses	**(547)**	(666)	*(18)*	**(1,213)**	(272)	*
Tax expense	**(165)**	(36)	*	**(201)**	(15)	*
Macquarie Income Preferred Securities	**(2)**	(6)	*(67)*	**(8)**	(45)	*(82)*
Macquarie Income Securities	**(11)**	(10)	*10*	**(21)**	(33)	*(36)*
Other minority interests	**6**	–	*	**6**	13	*(54)*
Net profit/(loss) contribution	**(697)**	(785)	*(11)*	**(1,482)**	180	*
Non-GAAP metrics						
Headcount	**4,800**	4,166	*15*	**4,800**	4,023	*19*

1 "*" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% or where the result was a gain in one period but a loss in another, or vice versa.

The Corporate segment's net loss for the year ended 31 March 2010 of $A1,482 million compares to a net profit of $A180 million in the prior year.

Net interest income

Interest income is mainly generated through the investment of MGL's capital, offset by funding costs not passed on to businesses through Group Treasury. Net interest income for the year to 31 March 2010 was $A339 million, a decrease of 48% from the prior year primarily due to lower interest rates in the year to 31 March 2010 compared to the prior year generating lower earnings on capital, combined with the cost of holding excess liquidity.

Fee and commissions expense

Fee and commissions expenses primarily relate to internal transactions with operating groups that net to nil on aggregation across the Group. External fee and commissions income is negligible. Fee and commissions expense of $A9 million for the year ended 31 March 2010 decreased 90% from expenses of $A88 million in the prior year.

Net trading income/(expense)

The primary drivers of net trading income in the Corporate segment were derivative volatility and the impact of changes in the fair value of fixed rate issued debt. Net trading expense of $A383 million for the year ended 31 March 2010 compares to net trading income of $A204 million in the prior year. During the year ended 31 March 2010, negative fair value adjustments on fixed rate issued debt amounted to $A255 million. This compares to positive fair value adjustments in the prior year of $A179 million.

Share of net profits of associates and joint ventures accounted for using the equity method

The Corporate segment holds investments in Macquarie-managed funds to hedge exposures to liabilities under the Directors' profit share (DPS) plan. These investments are accounted for using the equity method whereas the related DPS liabilities are accounted for on a fair value (mark-to-market) basis. The investment holdings are not significant and therefore the profit or loss from equity accounting of those investments is not material. The change from the prior year reflects the impact of the significant market disruption over the past year on the underlying results of investments. There was no single investment that was the main contributor to the change.

Net gains on sale of debt and equity securities

Net gains on sale of debt and equity securities of $A28 million for the year ended 31 March 2010 compares to net losses on sale of debt and equity securities of $A7 million in the prior year. Gains in the 12 months to 31 March 2010 related to the sale of debt securities by Group Treasury of $A9 million and the sale of equity securities held to hedge DPS balances of $A19 million.

Impairment charge on equity investments

Impairment charge on equity investments of $A4 million for the year ended 31 March 2010 were down 88% from $A32 million in the prior year reflecting improved market conditions and values of the assets.

Gain on acquiring, disposing and change in ownership interest in subsidiaries and businesses held for sale

The gain of $A203 million in the year to 31 March 2009 largely related to gains from financing the acquisition of Macquarie Income Preferred Securities (MIPS). Further acquisitions of MIPS were financed during the year to 31 March 2010 resulting in a gain of $A127 million.

Gain on repurchase of debt

In the year to 31 March 2010 Macquarie undertook a buy-back of a portion of the Group's outstanding subordinated debt carried at amortised cost at a discount to face value that realised a profit of $A55 million.

3.0 Segment analysis continued

Other income

Other income of $A41 million for the year ended 31 March 2010 compares with $A6 million in the prior year. The increase is primarily due to increased income from sub-leasing activity.

Employment expenses

Employment expenses in the Corporate segment relate to staff profit share, the impact of mark-to-market adjustments of DPS liabilities and the employment costs associated with the Group's support functions, including Corporate Affairs, Risk Management and Information Technology.

For the year ended 31 March 2010, employment expenses were $A1,463 million, up 135% from $A623 million in the prior year. The majority of the increase was due to an increase in the staff profit share expense combined with support function headcount growth and a charge for the net mark-to-market increase in DPS liabilities resulting from share price appreciation of many Macquarie-managed listed funds during the year ended 31 March 2010. Headcount of the support functions at 31 March 2010 was 4,800, up 19% from 4,023 at 31 March 2009.

Brokerage and commission expenses

Brokerage and commission expenses in the Corporate segment relates to fees and commissions paid on the issuance of debt instruments by Group Treasury. The decrease of 70% to $A10 million for the year ended 31 March 2010 from $A33 million in the prior year was due to a reduction in the amount of issuances. The Commonwealth Large Deposit and Wholesale Funding Guarantee Scheme introduced in October 2008 resulted in higher levels of issuances in the year-ended 31 March 2009.

Other operating expenses

The other operating expenses category in the Corporate segment relates to the recovery of service area costs from the operating groups. The 32% net reduction in this category from the prior year is largely due to an increase in net unrecovered rent expenses resulting from an increase in surplus leased space.

Macquarie Income Preferred Securities (MIPS)

The reduction in the net distributions under the MIPS from $A45 million in the prior year to $A8 million in the year ended 31 March 2010 was due to the acquisitions of the MIPS financed in February and June 2009.

3.10 International Income

International income by region

	Half year to			Full year to		
	Mar 10 $Am	Sep 09 $Am	*Movement[1] %*	**Mar 10 $Am**	Mar 09 $Am	*Movement %*
Americas	**995**	354	*181*	**1,349**	359	*276*
Asia	**512**	627	*(18)*	**1,139**	1,072	*6*
Europe, Africa and Middle East	**358**	505	*(29)*	**863**	916	*(6)*
Total International income	**1,865**	1,486	*26*	**3,351**	2,347	*43*
Australia	**1,486**	1,612	*(8)*	**3,098**	2,207	*40*
Total Income (excluding earnings on capital and other corporate items)	**3,351**	3,098	*8*	**6,449**	4,554	*42*
Earning on capital and other corporate items	**182**	7	*	**189**	972	*(81)*
Total operating income (as reported)	**3,533**	3,105	*14*	**6,638**	5,526	*20*
International income/ total income (excluding earnings on capital and other corporate items) (%)	**56**	48		**52**	52	

[1] "*" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% or where the result was a gain in one period but a loss in another, or vice versa.

International income by group and region

	Full year to Mar 10					
	Americas $Am	Asia $Am	Europe, Africa and Middle East $Am	Total International $Am	Australia $Am	Total Income $Am
Macquarie Securities	158	799	191	1,148	310	1,458
Macquarie Capital	169	217	342	728	872	1,600
Macquarie Funds	129	28	31	188	235	423
Fixed Income, Currencies and Commodities	709	41	267	1,017	383	1,400
Corporate and Asset Finance	111	(2)	57	166	262	428
Real Estate Banking	(12)	36	(21)	3	(112)	(109)
Banking and Financial Services	85	20	(4)	101	1,138	1,239
Corporate	–	–	–	–	10	10
Total	1,349	1,139	863	3,351	3,098	6,449

4.0 Funding and liquidity

4.1 Overview

The two primary external funding vehicles for the Group are MGL and MBL. MGL provides funding principally to the Non-Banking Group and limited funding to some MBL Group subsidiaries. MBL provides funding to the Banking Group and provides an intra-group loan to MGL.

The high level funding relationships of the Group are shown below:


Debt
Macquarie Group Limited (MGL)
Equity
Debt and equity
Intra-group loan
Debt and equity
Debt and hybrid equity
Macquarie Bank Limited (MBL) Banking Group
Non-Banking Group

Liquidity management

The Group's liquidity risk management framework ensures that both MGL and MBL are able to meet their funding requirements as they fall due under a range of market conditions.

Liquidity management is performed centrally by Group Treasury, with oversight from the Asset and Liability Committee and the Risk Management Group (RMG). MGL Group and MBL Group's liquidity policies are approved by their respective Board after endorsement by the Asset and Liability Committee. The Asset and Liability Committee includes the Chief Executive Officer, Chief Financial Officer, Head of RMG, Treasurer and Business Group Heads.

RMG provides independent prudential oversight of liquidity risk management, including the independent validation of liquidity scenario assumptions, liquidity policies, and the required funding maturity profile.

Liquidity policy and principles

MGL provides funding predominantly to the Non-Banking Group. As such, the MGL liquidity policy outlines the liquidity requirements for the Non-Banking Group. The key requirement of the policy is that MGL is able to meet all of its liquidity obligations on a daily basis and during a period of liquidity stress: a 12 month period with no access to funding markets and with only a limited impact on franchise businesses.

Reflecting the longer-term nature of the Non-Banking Group asset profile, MGL is funded predominantly with a mixture of capital and long-term wholesale funding. MGL has no short-term wholesale funding.

The MBL liquidity policy outlines the liquidity requirements for the Banking Group. The key requirement of the policy is that MBL is able to meet all of its liquidity obligations on a daily basis and during a period of liquidity stress: a 12 month period of constrained access to funding markets and with only a limited impact on franchise businesses. MBL is funded mainly by capital, long-term liabilities and deposits.

The liquidity management principles apply to both MGL and MBL and include the following:

Liquidity and funding management

- All liquidity requirements are managed centrally by Group Treasury
- Liquidity risk is managed through setting limits on the maturity profile of assets and liabilities
- A Liquidity Contingency Plan is approved by the Board and reviewed periodically
- A funding strategy is prepared annually
- Internal pricing incorporates liquidity costs, benefits and risks to align risk-taking activities with liquidity risk exposures
- Diversity and stability of funding sources is a key priority.

Liquidity limits

- Term assets must be funded by term liabilities
- Cash and liquid assets are sufficient to cover a 12 month stress scenario
- Cash and liquid assets held to meet stress scenarios must be unencumbered, high quality liquid assets and cash
- Short-term assets exceed short-term wholesale liabilities.

Scenario analysis

Scenario analysis is central to the Group's liquidity risk management framework. Group Treasury models a number of liquidity scenarios covering both market-wide crises and firm-specific crises. The objective of this modelling is to ensure MGL and MBL's ability to meet all repayment obligations under each scenario and determine the capacity for asset growth. The modelling includes 12 month liquidity scenarios significantly more severe than the conditions that have been experienced since August 2007.

Scenarios are run over a number of timeframes and a range of conservative assumptions are used with regard to access to capital markets, deposit outflows, contingent funding requirements and asset sales.

Liquid asset holdings

Group Treasury maintains a portfolio of highly liquid unencumbered assets in both MGL and MBL to ensure adequate liquidity is available in all funding environments, including worst case conditions. The minimum liquid asset requirement is calculated from scenario projections and also complies with regulatory minimum requirements.

To determine the minimum level of liquid assets, reference is made to the expected minimum cash requirement during a combined market-wide and firm-specific crisis scenario over a 12 month timeframe. This scenario assumes no access to new funding sources, a significant loss of deposits and contingent funding outflows resulting from undrawn commitments, market moves on derivatives and other margined positions. The size of the liquid asset portfolio must always exceed the minimum cash requirement as calculated in this model.

The liquid asset portfolio contains only unencumbered assets that can be relied on to maintain their liquidity in a crisis scenario. At least 90% of the liquid asset portfolio held to meet the minimum liquid asset requirement must be repo eligible with a central bank. The remaining 10% must be approved by Group Treasury and RMG before inclusion in the liquid asset portfolio. As at 31 March 2010, 98% of the liquid asset portfolio was eligible for repurchase with central banks.

The liquid asset portfolio typically includes unencumbered cash and central bank repo eligible Government, Semi-Government, Supranational, government guaranteed bank and unguaranteed bank securities and AAA rated Australian residential mortgage backed securities. In addition, the portfolio includes other very short dated, high quality liquid assets such as A-1+ rated Australian residential mortgage backed commercial paper.

The liquid asset portfolio is largely denominated and held in Australian dollars and to a lesser extent in US dollars or other currencies where appropriate.

4.0 Funding and liquidity continued

Liquidity contingency plan

Group Treasury maintains a liquidity contingency plan. The liquidity contingency plan applies to the entire Macquarie Group and defines roles and responsibilities and actions to be taken in a liquidity event. This includes identification of key information requirements and appropriate communication plans with both internal and external parties.

Specifically, the plan details factors that may constitute a crisis, the officer responsible for enacting the contingency management, a committee of senior executives who would be responsible for managing a crisis, the information required to effectively manage a crisis, a public relations strategy, a high level check list of actions to be taken, and contact lists to facilitate prompt communication with all key internal and external stakeholders. The liquidity contingency plan is subject to regular review (at least annually) by both Group Treasury and RMG, and is submitted to the Board for approval.

Funding transfer pricing

An internal funding transfer pricing system is in place which aims to align businesses with the overall funding strategy of the Group. Under this system the costs of long- and short-term funding are charged out, and credits are made to business units that provide long-term stable funding.

Credit ratings

Credit ratings at 31 March 2010 are detailed below.

	Macquarie Group Limited			Macquarie Bank Limited		
	Short-term rating	Long-term rating	Long-term rating outlook	Short-term rating	Long-term rating	Long-term rating outlook
Fitch Ratings	F-1	A	Stable	F-1	A+	Stable
Moody's Investors Service	P-1	A2	Negative	P-1	A1	Negative
Standard and Poor's	A-2	A-	Stable	A-1	A	Stable

On 17 February 2010 Standard and Poor's revised its rating outlook on MGL and MBL to Stable from Negative.

Regulatory developments

In response to the recent events of the global financial crisis, regulators worldwide are proposing to enhance their prudential standards for liquidity risk management relevant to banks. The proposed changes include more stringent qualitative and quantitative requirements to enhance the resilience of financial institutions under stressed market conditions.

The proposed regulatory changes are likely to result in higher capital and tighter liquidity requirements for the banking sector. Macquarie continues to monitor regulatory and other market developments and remains well capitalised and well funded.

4.0 Funding and liquidity continued

4.2 Funded balance sheet

The Group's statutory balance sheet is prepared based on AGAAP and does not represent actual funding requirements. For example, the statutory balance sheet includes certain accounting gross-ups and non-recourse self funded assets that do not represent a funding requirement of the Group.

The table below reconciles the reported assets of the consolidated Group to the net funded assets at 31 March 2010. This is later split between the Banking Group and Non-Banking Group to assist in the analysis of each of the separate funding profiles of MGL and MBL.

	Notes	As at Mar 10 $Ab	As at Mar 09 $Ab
Total assets per MGL statutory balance sheet		**145.9**	149.1
Accounting deductions:			
Self funded trading assets	1	**(15.4)**	(10.5)
Derivative revaluation accounting gross-ups	2	**(21.2)**	(26.1)
Life investment contracts and segregated assets	3	**(7.3)**	(6.9)
Broker settlement balances	4	**(5.7)**	(5.5)
Short-term working capital assets	5	**(6.6)**	(5.1)
Non-recourse funded assets:			
Securitised assets and non-recourse warehouses	6	**(14.8)**	(20.4)
Net funded assets		**74.9**	74.6

Explanatory notes concerning the net funded assets

1. Self funded trading assets
There are a number of entries on the balance sheet that arise from the normal course of trading activity Macquarie conducts with its clients and counterparties. They typically represent both sides of a transaction. The entries off-set each other as both the asset and liability positions are recorded separately. Where these entries are matched, they do not require funding.

2. Derivative re-valuation accounting gross-ups
Macquarie's derivative activities are mostly client driven with client positions hedged by off-setting positions. The derivatives are largely matched and this adjustment reflects that the matched positions do not require funding.

3. Life investment contracts and other segregated assets
These represent the assets and liabilities that are recognised where Macquarie provides products such as investment-linked policy contracts. The policy (contract) liability will be matched by assets held to the same amount and hence does not require funding.

4. Broker settlement balances
At any particular time Macquarie's broking business will have outstanding trades to settle with other brokers. These amounts (payables) can be offset in terms of funding by amounts that Macquarie is owed at the same time by brokers on other trades (receivables).

5. Short-term working capital assets
As with the broker settlement balances above, Macquarie through its day-to-day operations generates working capital assets (e.g. receivables and prepayments) and working capital liabilities (e.g. creditors and accruals) that produce a 'net balance' that either requires or provides funding rather than the gross balance.

6. Securitised assets and non-recourse warehouses
Some lending assets (mortgages and leasing) are commonly sold down into external securitisation entities or transferred to external funding warehouses. As a consequence they are non-recourse to Macquarie and are funded by third parties rather than Macquarie.

4.3 Funding profile for consolidated MGL Group

Funded balance sheet of the consolidated MGL Group

	Notes	As at Mar 10 $Ab	As at Mar 09 $Ab
Funding sources			
Wholesale issued paper:	1		
Negotiable certificates of deposits		**1.9**	4.7
Commercial paper		**3.0**	3.0
Net trade creditors	2	**0.4**	0.4
Structured notes	3	**2.8**	4.0
Secured funding	4	**8.3**	6.6
Bonds	5	**17.5**	16.9
Other loans	6	**0.7**	0.9
Senior credit facility	7	**6.9**	7.4
Deposits:	8		
Retail deposits		**15.5**	13.4
Corporate and wholesale deposits		**4.1**	5.2
Loan capital	9	**2.0**	2.5
Equity and hybrid	10	**11.8**	9.6
Total		**74.9**	74.6
Funded assets			
Cash and liquid assets	11	**22.2**	30.3
Net trading assets	12	**12.7**	9.1
Loan assets less than one year	13	**7.2**	5.8
Loan assets greater than one year	13	**22.3**	19.5
Assets held for sale	14	**0.1**	0.2
Debt investment securities	15	**2.8**	1.2
Co-investment in Macquarie-managed funds and equity investments	16	**5.5**	7.2
Property, plant and equipment and intangibles		**2.1**	1.3
Total		**74.9**	74.6

See section 4.6 for notes 1-16.

4.0 Funding and liquidity continued

Detail of term funding (drawn and committed but undrawn) maturing beyond one year
Equity Loan Capital Debt



$A billion
Total = $A44bn
18
12
6
0
1-2 yrs
<3 yrs
<4 yrs
<5 yrs
5 yrs+

Diversity of Funding Sources



Wholesale issued paper 6.5%
Deposits – corporate & wholesale 5.5%
Deposits – retail 20.7%
Other loans 0.9%
Structured notes 3.7%
Secured funding 11.1%
Senior credit facility 9.2%
Net trade creditors 0.5%
Bonds 23.4%
Loan capital 2.7%
Equity & Hybrids 15.8%

	As at Mar 10				
	1-2yrs $Ab	2-3yrs $Ab	3-4yrs $Ab	4-5yrs $Ab	5yrs+ $Ab
Structured notes	0.4	0.2	0.1	0.3	0.2
Secured funding	0.4	1.3	2.2	2.1	1.7
Bonds	3.2	1.6	5.5	4.1	1.7
Other loans	–	–	–	–	0.2
Senior credit facility	2.5	2.1	–	–	–
Total debt	6.5	5.2	7.8	6.5	3.8
Loan capital	–	–	0.6	–	1.4
Equity and hybrid	–	–	–	–	11.8
Total funding sources drawn	6.5	5.2	8.4	6.5	17.0
Undrawn	0.2	0.2	–	–	–
Total funding sources drawn and undrawn	6.7	5.4	8.4	6.5	17.0

At 31 March 2010 MGL Group's term funding (including undrawn facilities) maturing beyond one year exceeded term assets. In addition, cash and liquid assets exceeded short-term wholesale issued paper.

Excluding equity as a permanent source of funding, the weighted average term to maturity of term funding (excluding short-term funding) increased from 3.7 years at 31 March 2009 to 3.9 years at 31 March 2010.

Term Funding Initiatives

Since March 2009, MBL and MGL have continued to raise term wholesale funding, both guaranteed and unguaranteed.

Details of term funding raised in the year to 31 March 2010:

		Full year to Mar 10		
		Banking Group $Ab	Non-Banking Group $Ab	Total $Ab
Securitised assets	Term secured finance	3.1	–	3.1
Term issued paper	Capital markets issuance:			
	– Government guaranteed	3.7	–	3.7
	– Unguaranteed	–	3.0	3.0
Capital	Institutional placement and retail share purchase plan	–	1.2	1.2
Total		6.8	4.2	11.0

On 31 March 2010 the Commonwealth Large Deposit and Wholesale Funding Guarantee Scheme expired. Removal of the guarantee scheme was anticipated and is not expected to impact Macquarie's funding position. Macquarie has not issued debt under the guarantee scheme since August 2009.

The change in composition of the funded balance sheet is illustrated in the chart below.



30 September 2009
31 March 2010
31 March 2010 Pro-forma
Funding sources
Funded assets

[1] Adjusted to reflect CMT volumes at 31 March 2010.
[2] Includes structured notes, secured funding, bonds, other bank loans maturing within the next 12 months and net trade creditors.
[3] This represents the Group's co-investment in Macquarie-managed funds and equity investments.

4.4 Funding profile for Banking Group

Funded balance sheet of the banking group

	Notes	As at Mar 10 $Ab	Mar 09 $Ab
Funding sources			
Wholesale issued paper:	1		
Negotiable certificates of deposits		**1.9**	4.7
Commercial paper		**3.0**	3.0
Net trade creditors	2	**–**	0.2
Structured notes	3	**2.6**	3.7
Secured funding	4	**7.7**	5.8
Bonds	5	**14.3**	16.9
Other loans	6	**0.2**	0.4
Deposits:	8		
Retail deposits		**15.5**	13.4
Corporate and wholesale deposits		**4.1**	5.2
Loan capital	9	**1.4**	1.9
Equity and hybrid	10	**8.5**	6.4
Total		**59.2**	61.6
Funded assets			
Cash and liquid assets	11	**20.1**	25.5
Net trading assets	12	**11.3**	8.1
Loan assets less than one year	13	**6.8**	5.6
Loan assets greater than one year	13	**21.3**	17.9
Assets held for sale	14	**0.1**	0.1
Debt investment securities	15	**2.5**	0.6
MBL intra-group loan to MGL		**1.2**	3.8
Non-Banking Group deposit with MBL		**(6.9)**	(2.5)
Co-investment in Macquarie-managed funds and equity investments	16	**1.6**	2.1
Property, plant and equipment and intangibles		**1.1**	0.4
Net trade debtors	17	**0.1**	–
Total		**59.2**	61.6

See Section 4.6 for notes 1-17.

4.0 Funding and liquidity continued

Detail of term funding (drawn) maturing beyond one year
Equity ■ Hybrids ■ Loan Capital ■ Debt ■
A$ billion Total = $A31.2bn



12
9
6
3
0
1-2 yrs
<3 yrs
<4 yrs
<5 yrs
5 yrs+

	As at Mar 10 1-2yrs $Ab	2-3yrs $Ab	3-4yrs $Ab	4-5yrs $Ab	5yrs+ $Ab
Structured notes	0.4	0.2	0.1	0.3	0.2
Secured funding	0.3	1.1	2.1	2.0	1.6
Bonds	3.2	1.4	5.4	3.0	–
Total debt	3.9	2.7	7.6	5.3	1.8
Loan capital	–	–	–	–	1.4
Equity and hybrid	–	–	–	–	8.5
Total funding sources drawn	3.9	2.7	7.6	5.3	11.7
Undrawn	–	–	–	–	–
Total funding sources drawn and undrawn	3.9	2.7	7.6	5.3	11.7

The Banking Group has diversity of funding by both source and maturity. Term funding beyond one year (excluding equity) has a weighted average term to maturity of 3.8 years.

The key tools used for accessing wholesale debt funding markets for MBL, which primarily funds the Banking Group, are as follows:

- $US25 billion multi-instrument Regulation S Debt Instrument Program, incorporating both Government Guaranteed and unguaranteed securities that may be issued including Euro Commercial Paper, Euro Commercial Deposits, Euro-Medium Term Notes, senior and subordinated fixed/floating rate notes, and Transferable Deposits. The Debt Instrument Program had $US8.0 billion debt securities outstanding at 31 March 2010
- $US10 billion Commercial Paper Program incorporating Government Guaranteed and unguaranteed securities under which $US1.6 billion of debt securities were outstanding at 31 March 2010
- $US20 billion Rule 144A/Regulation S Medium Term Note Program incorporating both Government Guaranteed and unguaranteed securities. At 31 March 2010 issuance amounted to $US7.5 billion under the Rule 144A/Regulation S Medium Term Note Program.

MBL Group accesses the Australian capital markets through the issuance of Negotiable Certificates of Deposits. At 31 March 2010, MBL Group had $A1.9 billion of these securities outstanding.

MBL Group, as an ADI, has access to liquidity from the Reserve Bank of Australia's (RBA) daily market operations. At 31 March 2010 MBL Group had internally securitised $A1.6 billion of its own mortgages, which is a form of collateral on the RBA's list of eligible securities for repurchase agreements.

4.0 Funding and liquidity
continued

Deposit strategy

MBL continues to pursue a deposit strategy that is consistent with the core liquidity management principle of achieving diversity and stability of funding sources. The strategy is focused on growing the retail deposit base which represents a more stable and reliable source of funding than corporate and wholesale deposits. This has resulted in a reduction in corporate/wholesale deposits whilst retail deposits have continued to grow.

On 22 April 2010 unit holders in the Macquarie Cash Management Trust (CMT) approved the conversion of their investments into at-call deposits in the Macquarie Cash Management Account (CMA), effective 31 July 2010. The final balance to be transferred is subject to change, however the CMT volume at 31 March 2010 was $A9.5 billion (this represents CMT balance at 31 March 2010 net of the amounts on deposit with MBL of $A0.5 billion).

The chart below illustrates the strong retail deposit growth since March 2006.

Deposits trend
Retail ■ Corporate/wholesale ■
$Ab


30
24
18
12
6
0
Mar 06
Mar 07
Mar 08
Mar 09
Mar 10
Mar 10¹

[1] Proforma. Includes effect of $A9.5b CMT transfer.

4.5 Funding profile for Non-Banking Group

Funded balance sheet of the Non-Banking Group

	Notes	As at Mar 10 $Ab	Mar 09 $Ab
Funding sources			
MBL intra-group loan to MGL		**1.2**	3.8
Net trade creditors	2	**0.5**	0.2
Structured notes	3	**0.2**	0.3
Secured funding	4	**0.6**	0.8
Bonds	5	**3.2**	–
Other loans	6	**0.5**	0.5
Senior credit facility	7	**6.9**	7.4
Loan capital	9	**0.6**	0.6
Equity	10	**3.3**	3.2
Total		**17.0**	16.8
Funded assets			
Cash and liquid assets	11	**2.1**	4.8
Non-Banking Group deposit with MBL		**6.9**	2.5
Net trading assets	12	**1.4**	1.0
Loan assets less than one year	13	**0.4**	0.2
Loan assets greater than one year	13	**1.0**	1.6
Assets held for sale	14	**–**	0.1
Debt investment securities	15	**0.3**	0.6
Co-investment in Macquarie-managed funds and equity investments	16	**3.9**	5.1
Property, plant and equipment and intangibles		**1.0**	0.9
Total		**17.0**	16.8

See Section 4.6 for notes 2-16.

Detail of term funding (drawn and committed but undrawn) maturing beyond one year
Equity ■ Loan Capital ■ Debt ■
$Ab Total = $A14bn



6
4
2
0
1-2 yrs
<3 yrs
<4 yrs
<5 yrs
5 yrs+

	As at Mar 10				
	1-2yrs $Ab	2-3yrs $Ab	3-4yrs $Ab	4-5yrs $Ab	5yrs+ $Ab
Structured notes	–	–	–	–	–
Secured funding	0.1	0.2	0.1	0.1	0.1
Bonds	–	0.2	0.1	1.1	1.7
Other loans	–	–	–	–	0.2
Senior credit facility	2.5	2.1	–	–	–
Intra-group loan	–	1.2	–	–	–
Total debt	2.6	3.7	0.2	1.2	2.0
Loan capital	–	–	0.6	–	–
Equity	–	–	–	–	3.3
Total funding sources drawn	2.6	3.7	0.8	1.2	5.3
Undrawn	0.2	0.2	–	–	–
Total funding sources drawn and undrawn	2.8	3.9	0.8	1.2	5.3

Term funding beyond one year (excluding equity) has a weighted average term to maturity of 3.8 years.

Debt funding of MGL, which primarily funds the activities of the Non-Banking Group, includes:

- Senior Credit Facility, which was $A6.9 billion drawn and $A0.7 billion undrawn at 31 March 2010
- An intra-group loan from MBL. At 31 March 2010, the balance outstanding was $US1.1 billion. This facility is an unsecured term loan to be repaid by December 2012.

In addition to the above facilities, other key tools used for accessing funding for the Non-Banking Group include the following MGL facilities:

- $US10 billion Rule 144A/Regulation S Medium Term Note Program. $US2.5 billion was outstanding under the Rule 144A/Regulation S Medium Term Note Program at 31 March 2010
- $US10 billion multi-instrument Regulation S Debt Instrument Program, under which securities that may be issued include Euro Commercial Paper, Euro Commercial Deposits, Euro-Medium Term Notes, senior and subordinated fixed/floating rate notes, and Transferable Deposits and MGL Wholesale Notes. The Debt Instrument Program had $US605 million debt securities outstanding at 31 March 2010.

4.0 Funding and liquidity continued

4.6 Explanatory notes concerning funding sources and funded assets

1. Wholesale issued paper
Unsecured short-term wholesale funding comprised of both Negotiable Certificates of Deposit and Commercial Paper.

2. Net trade creditors
Short-term working capital balances (debtors and creditors) are created through the day-to-day operations of the Group. A net funding source (or use) will result due to timing differences in cash flows.

3. Structured notes
These are debt instruments on which the return is linked to commodities, equities, currencies or other assets. They are generally issued as part of structured transactions with clients and are hedged with positions in underlying assets or derivative instruments.

4. Secured funding
Certain funding arrangements secured against an asset (or pool of assets).

5. Bonds
Unsecured long-term wholesale funding.

6. Other loans
Unsecured loans provided by financial institutions and other counterparties.

7. Senior credit facility
MGL's senior credit facility provided by a syndicate of wholesale lenders.

8. Deposits
Unsecured funding from retail, corporate and wholesale depositors. The Australian Government guarantee is made available on eligible deposits in MBL.

9. Loan capital
Long-term subordinated debt and Convertible Preference Securities.

10. Equity and hybrids
Equity balances are comprised of issued capital, retained earnings and reserves. Hybrid instruments include the MIPS security issues.

11. Cash and liquid assets
Funded cash and liquid assets generally consist of amounts due from banks and short-term debt investment securities available for sale. Liquid assets are almost entirely repo eligible with central banks or are very short dated.

12. Net trading assets
The net trading asset balance consists of financial markets and equity trading assets including the net derivative position and any margin or collateral balances. It also includes trading assets which are hedging structured notes issued.

13. Loan assets
This represents all loans provided to retail and wholesale borrowers, in addition to operating lease assets.

14. Assets held for sale
These are the net assets/liabilities of the held for sale categories on the balance sheet.

15. Debt investment securities
These include various categories of debt securities including asset backed securities, bonds, commercial mortgage backed securities and residential mortgage backed securities.

16. Co-investment in Macquarie-managed funds and equity investments
These equity securities are held with a long-term investment horizon, and include co-investments in Macquarie managed funds.

17. Net trade debtors
Short-term working capital balances (debtors and creditors) are created through the day-to-day operations of the Group. A net funding use (or source) will result due to timing differences in cash flows.

5.0 Capital

5.1 Overview

As an Australian Prudential Regulation Authority (APRA) authorised and regulated Non-Operating Holding Company, MGL is required to hold adequate regulatory capital to cover the risks for the whole Macquarie Group, including the Non-Banking Group. Macquarie and APRA have agreed a capital adequacy framework for MGL, based on Macquarie's Board-approved Economic Capital Adequacy Model (ECAM) and APRA's capital standards for ADIs.

MGL's capital adequacy framework requires it to maintain minimum regulatory capital requirements calculated as the sum of the dollar value of:

- MBL's minimum Tier 1 capital requirement, based on a percentage of risk-weighted assets plus Tier 1 deductions (using prevailing APRA ADI Prudential Standards); and
- The Non-Banking Group capital requirement, calculated using Macquarie's ECAM.

Transactions internal to the Macquarie Group are eliminated.

Eligible regulatory capital of MGL consists of ordinary share capital, retained earnings and certain reserves plus eligible hybrid instruments. Eligible hybrid instruments currently include the Convertible Preference Securities (CPS) issued by MGL in July 2008 as well as the Macquarie Income Securities (MIS) and Macquarie Income Preferred Securities (MIPS), described in further detail below.

Macquarie Group regulatory capital surplus calculation

	As at		
	Mar 10 $Am	Sep 09 $Am	Mar 09 $Am
Macquarie Group eligible capital:			
Bank Gross Tier 1 capital	**7,930**	6,971	6,547
Non-Bank eligible capital	**3,880**	4,512	3,827
Elimination of intra-group holdings of capital[1]	**–**	–	(127)
Eligible capital	**11,810**	11,483	10,247
Macquarie Group capital requirement:			
Banking Group			
Risk-Weighted Assets (excluding intra-group exposures)[2]	**46,940**	42,560	36,765
Capital required to cover Risk-Weighted Assets[3]	**3,286**	2,979	2,574
Tier 1 deductions (excluding intra-group exposures)[4]	**2,466**	1,925	2,136
Banking Group (excluding intra-group exposures)	**5,752**	4,904	4,710
Non-Banking Group	**2,094**	2,086	2,401
Total capital requirement	**7,846**	6,990	7,111
Macquarie Group regulatory capital surplus	**3,964**	4,493	3,136

1 *In calculating Macquarie Group eligible capital, intra-group holdings of capital instruments are eliminated.*

2 In calculating the Banking Group's contribution to MGL's capital requirement, RWA associated with exposures to the Non-Bank are eliminated (31 March 2010: $A393 million; 30 September 2009: $A500 million; and 31 March 2009: $A710 million).

3 At the internal minimum Tier 1 ratio of the Banking Group, which is 7%.

4 In calculating the Banking Group's contribution to MGL's capital requirement, Tier 1 deductions associated with intra-group exposures are eliminated (31 March 2010: nil; 30 September 2009: nil; and 31 March 2009: $A127 million).

5.0 Capital continued

5.2 Banking Group capital

Macquarie Bank is accredited by APRA under the Basel II Foundation Internal Ratings Based Approach (FIRB) for credit risk, the Advanced Measurement Approach (AMA) for operational risk, the internal model approach for market risk and the internal model approach for interest rate risk in the banking book.

These advanced approaches place a higher reliance on a bank's internal capital measures and therefore require a more sophisticated level of risk management and risk measurement practices.

APRA requires ADIs to have a minimum ratio of capital to risk weighted assets of 8% at both Level 1 (ELE Group) and Level 2 (Consolidated Banking Group), with at least half of this capital in the form of Tier 1 capital. In addition, APRA imposes ADI specific minimum capital ratios that may be higher than these levels. The MBL Group internal capital policy set by the Board requires capital floors above the minimum regulatory required levels.

Tier 1 capital

The MBL Group's Tier 1 capital consists of ordinary share capital, retained earnings, certain reserves, plus eligible hybrid capital instruments. Reserves included in Tier 1 capital are the share based payment reserve and foreign currency translation reserve. The hybrid Tier 1 capital includes MIS and MIPS. MBL periodically pays dividends to MGL, and is recapitalised by MGL as required to support projected business growth.

MIS are a perpetual instrument with no conversion rights. MIS were listed for trading on the Australian Stock Exchange (now known as the Australian Securities Exchange) on 19 October 1999 and became redeemable (in whole or in part) at the Bank's discretion on 19 November 2004. MIS distributions are paid quarterly at a floating rate of BBSW plus 1.7% per annum and payment is subject to certain conditions including profitability of the Bank.

MIPS were issued when the London branch of the Bank issued reset subordinated convertible debentures to Macquarie Capital Funding LP, a controlled entity of the Bank. The convertible debentures currently pay a fixed return of 6.177% until April 2020. On 11 September 2009, £307.5 million of MIPS owned by entities associated with Macquarie were redeemed and on 29 September 2009, £307.5 million of reset convertible debentures issued by Macquarie Bank's London Branch were subsequently redeemed. As at 31 March 2010, Macquarie Bank had £42.5 million of MIPS on issue which are held by parties not associated with Macquarie.

Tier 2 capital

The MBL Group Upper Tier 2 capital consists of the portion of MIS and MIPS not eligible for inclusion in Tier 1 capital and a portion of equity reserves. The MBL Group Lower Tier 2 capital consists of subordinated debt issued to financial institutions, subject to limits imposed by APRA based on Tier 1 capital. Repayment of this debt is subordinated to the claims of depositors and other creditors but ranks ahead of equity instruments.

During the year ended 31 March 2010, the Group either called or bought back $A463 million of subordinated debt instruments.

Pillar 3

The APRA Prudential Standard APS 330 Capital Adequacy: Public Disclosure of Prudential Information (Pillar 3) details the market disclosure requirements for Australian domiciled banks. APS 330 requires qualitative and quantitative disclosure of risk management practices and capital adequacy.

These disclosures are required to be published within 40 business days of the reporting date and are available on Macquarie's website.

5.0 Capital continued

Banking Group total capital base

	As at			Movement[1]	
	Mar 10 $Am	Sep 09 $Am	Mar 09 $Am	*Sep 09 %*	*Mar 09 %*
Tier 1 capital					
Paid-up ordinary share capital	**6,595**	5,250	4,560	*26*	*45*
Reserves	**(86)**	186	190	*	*
Retained earnings	**962**	1,070	882	*(10)*	*9*
Innovative Tier 1 capital	**459**	465	915	*(1)*	*(50)*
Gross Tier 1 capital	**7,930**	6,971	6,547	*14*	*21*
Deductions from Tier 1 capital:					
Goodwill	**193**	135	162	*43*	*19*
Deferred tax assets	**434**	426	53	*2*	*
Changes in the ADI's own creditworthiness on banking book liabilities	**49**	21	340	*133*	*(86)*
Intangible component of investments in non-consolidated subsidiaries and other non-Level 2 entities	**621**	139	128	*	*
Loan and lease origination fees and commissions paid to mortgage originators and brokers	**132**	142	170	*(7)*	*(22)*
Holdings of own Tier 1 capital instruments agreed with APRA	**–**	–	127	*	*
Other Tier 1 capital deductions	**283**	197	357	*44*	*(21)*
Deductions from Tier 1 capital only	**1,712**	1,060	1,337	*62*	*28*
50/50 deductions from Tier 1 capital:					
Non-subsidiary entities exceeding prescribed limits (50%)	**151**	119	112	*27*	*35*
Non-consolidated subsidiaries (50%)	**255**	283	274	*(10)*	*(7)*
All other deductions relating to securitisation (50%)	**43**	70	74	*(39)*	*(42)*
Shortfall in provisions for credit losses (50%)	**171**	256	294	*(33)*	*(42)*
Other 50/50 deductions from Tier 1 capital (50%)	**134**	137	172	*(2)*	*(22)*
Total 50/50 deductions from Tier 1 capital	**754**	865	926	*(13)*	*(19)*
Total Tier 1 capital deductions	**2,466**	1,925	2,263	*28*	*9*
Net Tier 1 capital	**5,464**	5,046	4,284	*8*	*28*
Tier 2 capital					
Upper Tier 2 capital:					
Excess Tier 1 capital instruments	**–**	–	204	*	*(100)*
Other Upper Tier 2 capital instruments	**168**	126	86	*33*	*95*
Lower Tier 2 capital:					
Term subordinated debt	**1,404**	1,527	1,941	*(8)*	*(28)*
Gross Tier 2 capital	**1,572**	1,653	2,231	*(5)*	*(30)*
Deductions from Tier 2 capital:					
Holdings of own Tier 2 capital instruments agreed with APRA	**–**	–	204	*	*(100)*
50/50 deductions from Tier 2 capital	**754**	865	926	*(13)*	*(19)*
Total Tier 2 capital deductions	**754**	865	1,130	*(13)*	*(33)*
Net Tier 2 capital	**818**	788	1,101	*4*	*(26)*
Total capital base	**6,282**	5,834	5,385	*8*	*17*

[1] "*" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% or where the result was a gain in one period but a loss in another, or vice versa.

Risk-Weighted Assets (RWA)

	As at			Movement[1]	
	Mar 10 $Am	Sep 09 $Am	Mar 09 $Am	*Sep 09 %*	*Mar 09 %*
Credit risk – RWA					
Subject to FIRB approach:					
Corporate[2]	**15,254**	12,919	9,901	*18*	*54*
Sovereign	**730**	598	36	*22*	*
Bank	**2,324**	2,860	1,134	*(19)*	*105*
Residential mortgage	**1,897**	1,927	1,952	*(2)*	*(3)*
Other retail	**1,006**	869	680	*16*	*48*
Total RWA subject to FIRB approach	**21,211**	19,173	13,703	*11*	*55*
Specialised lending exposures subject to slotting criteria[3]	**3,002**	2,019	3,101	*49*	*(3)*
Subject to Standardised approach:					
Corporate	**3,270**	4,160	3,486	*(21)*	*(6)*
Bank	**49**	3	18	*	*172*
Residential mortgage	**462**	198	197	*133*	*135*
Other retail	**3,376**	2,640	2,496	*28*	*35*
Other	**2,728**	2,654	3,540	*3*	*(23)*
Total RWA subject to Standardised approach	**9,885**	9,655	9,737	*2*	*2*
Credit risk RWA for Securitisation exposures	**1,019**	1,199	1,074	*(15)*	*(5)*
Total credit risk RWA	**35,117**	32,046	27,615	*10*	*27*
Equity risk exposures RWA	**1,715**	1,323	1,189	*30*	*44*
Market risk RWA	**2,480**	1,976	2,082	*26*	*19*
Operational risk RWA	**6,748**	6,565	5,761	*3*	*17*
Interest rate risk in banking book RWA	**–**	–	6	*	*(100)*
APRA scaling factor (6%) applied to IRB exposures	**1,273**	1,150	822	*11*	*55*
Total RWA	**47,333**	43,060	37,475	*10*	*26*
Capital ratios					
Macquarie Banking Group Tier 1 capital ratio (%)	**11.5**	11.7	11.4	*(2)*	*1*
Macquarie Banking Group Total capital ratio (%)	**13.3**	13.6	14.4	*(2)*	*(8)*

[1] "*" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% or where the result was a gain in one period but a loss in another, or vice versa.

[2] Includes $A393 million for exposures to the Non-Banking Group (30 September 2009: $A500 million; 31 March 2009: $A710 million).

[3] Specialised lending exposures subject to supervisory slotting criteria are measured using APRA determined risk weightings.

5.0 Capital continued

5.3 Non-Banking Group capital

APRA has approved Macquarie's ECAM for use in calculating the regulatory capital requirement of the Non-Banking Group. The ECAM is based on similar principles and models as the Basel II regulatory capital framework for banks, with both calculating capital at a one year 99.9% confidence level. The key features are:

Risk[1]	Basel II	ECAM
Credit	Capital requirement determined by Basel II formula, with some parameters specified by the regulator (e.g. loss given default)	Capital requirement determined by Basel II formula, but with internal estimates of some parameters
Equity	Simple risk-weight approach or deductions. Tier 1 capital requirement between 24% and 50% of face value[2]	Extension of Basel II credit model to cover equity exposures. Capital requirement between 39% and 82% of face value; average 51%
Market	3 times 10 day 99% Value at Risk (VaR) plus a specific risk charge	Scenario-based approach. Greater capital requirement than under regulatory regime
Operational	Basel II Advanced Measurement Approach	Basel II Advanced Measurement Approach

1 The ECAM also covers insurance underwriting risk, non-traded interest rate risk and the risk on assets held as part of business operations, e.g. fixed assets, goodwill, intangible assets, capitalised expenses and certain minority stakes in associated companies or stakes in joint ventures.

2 Assuming an 8% Tier 1 ratio, the 300% and 400% risk weightings for equity exposures under Basel II equate to a capital requirement of 24% or 32%. Any deductions required for equity exposure are 50/50 Tier 1 and Tier 2, hence a 50% Tier 1 capital requirement.

Non-Banking Group regulatory capital requirement

The capital requirement of the Non-Banking Group is set out in the table below.

	As at Mar 10		
	Asset $Ab	Capital requirement $Am	Equivalent risk weight
Funded assets			
Cash and liquid assets	2.1	23	13%
Loan assets[1]	1.4	85	76%
Assets held for sale	–		
Debt investment securities	0.3	17	72%
Co-investments in Macquarie-managed funds and equity investments	3.8	1,685	561%
Co-investments in Macquarie-managed funds and equity investments (relating to Directors' profit share)	0.1		
Property, plant and equipment and intangibles[2]	1.0	276	355%
Non Banking Group deposit with MBL	6.9		
Net Trading Assets	1.4		
Net trade debtors	–		
Total funded assets	17.0	2,086	
Self-funded and non-recourse assets			
Self funded trading assets	2.5		
Broker settlement balances	3.8		
Derivative revaluation accounting gross-ups	0.0		
Working capital assets	2.9		
Total self-funded and non-recourse assets	9.2		
Total Non-Banking Group assets	26.2		
Off balance sheets exposures, operational, market and other risk and diversification offset[3]		8	
Non-Banking Group capital requirement		2,094	

1 Includes leases.

2 A component of the intangibles relating to the acquisitions of Orion Financial Inc. and Tristone Capital Global Inc. are supported 100% by exchangeable shares. These exchangeable shares have not been included in eligible regulatory capital.

3 Includes capital associated with net trading assets (e.g. market risk capital), net trade debtors and assets held for sale.

6.0 Balance sheet

6.1 Statutory consolidated balance sheet

	As at			Movement[1]	
	Mar 10 $Am	Sep 09 $Am	Mar 09 $Am	*Sep 09 %*	*Mar 09 %*
Assets					
Cash and balances with central banks	**–**	3	141	*(100)*	*(100)*
Due from banks	**8,251**	8,936	12,271	*(8)*	*(33)*
Cash collateral on securities borrowed and reverse repurchase agreements	**7,149**	4,493	5,096	*59*	*40*
Trading portfolio assets	**12,138**	14,502	9,260	*(16)*	*31*
Loan assets held at amortised cost	**44,267**	42,504	44,751	*4*	*(1)*
Other financial assets at fair value through profit or loss	**9,172**	5,249	7,910	*75*	*16*
Derivative financial instruments – positive values	**21,561**	21,441	27,428	*1*	*(21)*
Other assets	**13,096**	13,791	10,640	*(5)*	*23*
Investment securities available for sale	**18,221**	23,152	18,123	*(21)*	*1*
Intangible assets	**1,456**	715	759	*104*	*92*
Life investment contracts and other unit holder assets	**4,846**	5,066	4,314	*(4)*	*12*
Interests in associates and joint ventures accounted for using the equity method	**3,927**	4,931	6,123	*(20)*	*(36)*
Property, plant and equipment	**605**	647	605	*(6)*	*–*
Deferred income tax assets	**1,124**	1,401	1,186	*(20)*	*(5)*
Non-current assets and assets of disposal groups classified as held for sale	**127**	100	537	*27*	*(76)*
Total assets	**145,940**	146,931	149,144	*(1)*	*(2)*
Liabilities					
Due to banks	**9,927**	10,284	11,858	*(3)*	*(16)*
Cash collateral on securities lent and repurchase agreements	**7,490**	5,328	3,953	*41*	*89*
Trading portfolio liabilities	**5,432**	7,368	2,161	*(26)*	*151*
Derivative financial instruments – negative values	**21,706**	21,552	27,371	*1*	*(21)*
Deposits	**22,484**	20,692	21,868	*9*	*3*
Debt issued at amortised cost	**42,614**	44,896	48,270	*(5)*	*(12)*
Other financial liabilities at fair value through profit or loss	**4,413**	5,037	6,203	*(12)*	*(29)*
Other liabilities	**12,679**	12,871	10,342	*(1)*	*23*
Current tax liabilities	**119**	103	187	*16*	*(36)*
Life investment contracts and other unit holder liabilities	**4,864**	5,062	4,312	*(4)*	*13*
Provisions	**191**	184	189	*4*	*1*
Deferred income tax liabilities	**235**	210	4	*12*	*
Liabilities of disposal groups classified as held for sale	**9**	–	328	*	*(97)*
Total liabilities excluding loan capital	**132,163**	133,587	137,046	*(1)*	*(4)*
Loan capital					
Macquarie Convertible Preference Securities	**593**	591	591	*<1*	*<1*
Subordinated debt at amortised cost	**916**	1,011	1,496	*(9)*	*(39)*
Subordinated debt at fair value through profit or loss	**499**	522	451	*(4)*	*11*
Total loan capital	**2,008**	2,124	2,538	*(5)*	*(21)*
Total liabilities	**134,171**	135,711	139,584	*(1)*	*(4)*
Net assets	**11,769**	11,220	9,560	*5*	*23*

6.0 Balance sheet continued

	As at			Movement[1]	
	Mar 10 $Am	Sep 09 $Am	Mar 09 $Am	*Sep 09 %*	*Mar 09 %*
Equity					
Contributed equity:					
Ordinary share capital	**6,990**	6,267	4,906	*12*	*42*
Treasury shares	**(443)**	(2)	(2)	*	*
Exchangeable shares	**137**	159	116	*(14)*	*18*
Reserves	**280**	276	17	*1*	*
Retained earnings	**4,268**	3,984	3,627	*7*	*18*
Total capital and reserves attributable to ordinary equity holders of Macquarie Group Limited	**11,232**	10,684	8,664	*5*	*30*
Minority interests					
Macquarie Income Preferred Securities	**67**	74	398	*(9)*	*(83)*
Macquarie Income Securities	**391**	391	391	–	–
Other minority interests	**79**	71	107	*11*	*(26)*
Total equity	**11,769**	11,220	9,560	*5*	*23*

[1] "*" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% or where the result was a gain in one period but a loss in another, or vice versa.

Total assets of $A145.9 billion at 31 March 2010 were down 2% from $A149.1 billion at 31 March 2009, a decrease of $A3.2 billion.

Improved activity in global markets over the past year has resulted in an increase in trading related balances, including Cash collateral on securities borrowed & reverse repurchase agreements (up $A2.1 billion) and Trading portfolio assets (up $A2.9 billion).

Loan assets decreased 1% from $A44.8 billion at 31 March 2009 to $A44.3 billion at 31 March 2010 primarily due to a reduction in the Australian mortgage portfolio as the business continued to wind down. This decline has been partially offset by an increase in loan volumes in the Corporate and Asset Finance division largely due to corporate debts acquired since March 2009 and the acquisition of a $A1.0 billion portfolio from Ford Credit in October 2009.

Amounts due from banks decreased $A4.0 billion since 31 March 2009 mainly due to a reduction in liquidity requirements.

Interests in associates and joint ventures using the equity method decreased 36% from $A6.1 billion at 31 March 2009 to $A3.9 billion 31 March 2010 due to impairments and asset sales recognised during the year. The strengthening of the Australian Dollar compared with major global currencies during the year contributed to a reduction in the value of investments held in foreign currencies. Additionally, some investments (including the previous Macquarie Infrastructure Group, Macquarie Office Trust and Macquarie CountryWide Trust) were reclassified to Investment securities available for sale when the sale of the respective fund managers during the period resulted in a loss of significant influence over the funds.

Intangible assets increased $A697 million from $A759 million at 31 March 2009 to $A1.5 billion at 31 March 2010 largely due to the acquisition of Delaware Investments in January 2010. Other assets increased $A2.5 billion from 31 March 2009 to $A13.1 billion at 31 March 2010 mainly due to an increase in unsettled trades, reflecting an increase in global market activity.

Total liabilities (excluding loan capital) decreased 4% from $A137.0 billion at 31 March 2009 to $A132.2 billion at 31 March 2010. The main driver of the decrease has been a $A5.7 billion reduction in Debt issued at amortised cost from $A48.3 billion at 31 March 2009 to $A42.6 billion at 31 March 2010. Movements in trading related balances from 31 March 2009 (Cash collateral on securities lent & repurchase agreements up $A3.5 billion and Trading portfolio liabilities up $A3.3 billion) have resulted from improved market conditions compared to the prior year.

Total equity has increased $A2.2 billion since 31 March 2009 to $A11.8 billion at 31 March 2010. The main drivers of the change has been the share placement and share purchase plan in May 2009 and June 2009 respectively that raised a total of $A1.2 billion of new capital, combined with profit for the year to 31 March 2010 of $A1,050 million. These were partially offset by the reduction in Macquarie Income Preferred Securities of $A331 million and dividends paid during the year on ordinary share capital of $A409 million.

6.0 Balance sheet continued

6.2 Loan assets

	As at			Movement	
	Mar 10 $Am	Sep 09 $Am	Mar 09 $Am	*Sep 09 %*	*Mar 09 %*
Loan assets at amortised cost per statutory balance sheet	**44.3**	42.5	44.8	*4*	*(1)*
Other loans held at fair value	**2.9**	1.8	2.5	*67*	*20*
Operating lease assets	**1.2**	1.2	2.0	–	*(40)*
Less: loans held by consolidated SPEs which are available as security to noteholders and debt providers	**(15.2)**	(17.0)	(19.3)	*(11)*	*(21)*
Less: segregated funds	**(1.3)**	(1.3)	(2.4)	–	*(46)*
Less: margin balances (reclassed to trading)	**(2.4)**	(1.9)	(2.1)	*26*	*14*
Less: other reclassification	**–**	–	(0.2)	–	*(100)*
Total per funded balance sheet	**29.5**	25.3	25.3	*17*	*17*

	As at			Movement	
	Mar 10 $Am	Sep 09 $Am	Mar 09 $Am	*Sep 09 %*	*Mar 09 %*
Mortgages:					
Australia	**2.2**	1.8	1.9	*22*	*16*
United States	**0.9**	1.0	1.3	*(10)*	*(31)*
Canada	**6.7**	5.0	4.0	*34*	*68*
Margin lending	**–**	–	0.3	–	*(100)*
Structured investments	**4.0**	4.0	5.2	–	*(23)*
Banking	**3.6**	3.3	3.3	*9*	*9*
Real estate	**0.6**	0.9	1.4	*(33)*	*(57)*
Debt markets warehouses	**–**	0.2	0.4	*(100)*	*(100)*
Resources and commodities	**1.7**	1.3	1.5	*31*	*13*
Corporate and Asset Finance leasing	**3.7**	2.8	3.7	*32*	–
Corporate and Asset Finance lending	**5.1**	3.8	1.4	*34*	*264*
Other lending	**1.0**	1.2	0.9	*(17)*	*11*
Total	**29.5**	25.3	25.3	*17*	*17*

6.3 Equity investments

Equity investments are reported in the following categories in the statutory balance sheet:

- Other financial assets at fair value through profit or loss
- Investment securities available for sale
- Investment in associates
- Assets and disposal groups held for sale.

The classification is driven by a combination of the level of influence Macquarie has over the investment and management's intention with respect to the holding of the asset in the short term. For the purpose of analysis, equity investments have been re-grouped into the following categories:

- Investments in Macquarie-managed funds
- Other investments not held for sale or are not investments in Macquarie-managed funds
- Held for sale investments.

Equity investments reconciliation

	As at		
	Mar 10 $Am	Sep 09 $Am	Mar 09 $Am
Equity investments (excluding held for sale)			
Statutory balance sheet			
Equity investments within other financial assets at fair value through profit or loss	**1,254**	1,183	2,196
Equity investments within investment securities available for sale	**1,345**	721	814
Interests in associates and joint ventures accounted for using the equity method	**3,927**	4,931	6,123
Total equity investments per statutory balance sheet	**6,526**	6,835	9,133
Adjustment for funded balance sheet			
Equity hedge positions[1]	**(1,030)**	(1,000)	(1,951)
Total funded equity investments	**5,496**	5,835	7,182
Adjustments for equity investments analysis			
Available for sale reserves[2]	**(36)**	(172)	(105)
Associates reserves[3]	**37**	93	85
Total adjusted equity investments[4]	**5,497**	5,756	7,162
Held for sale investments			
Net assets of disposal groups classified as held for sale	**118**	100	209
Total equity investments including held for sale investments	**5,615**	5,856	7,371

1 These relate to assets held for the purposes of economically hedging Macquarie's fair valued liabilities to external parties arising from various equity linked instruments, and have been excluded from the analysis of equity investment exposures.
2 Available for sale reserves that will be released to income upon realisation of the investment.
3 Associates reserves that will be released to income upon realisation of the investment.
4 The adjusted book value represents the total net exposure to Macquarie.

6.0 Balance sheet continued

Adjusted book value of equity investments by category

	As at		
	Mar 10 $Am	Sep 09 $Am	Mar 09 $Am
Macquarie-managed funds			
DUET Group	**15**	15	15
Macquarie DDR Trust	**1**	2	7
Macquarie Infrastructure Company	**60**	38	61
Macquarie Atlas Roads Limited	**80**	–	–
Macquarie International Infrastructure Fund	**55**	71	86
Macquarie Korea Infrastructure Fund	**55**	55	60
Total listed Macquarie Capital managed funds	**266**	181	229
Unlisted Macquarie Capital managed funds	**521**	772	949
Other Macquarie-managed funds	**388**	301	359
Total Macquarie-managed funds	**1,175**	1,254	1,537
Other investments			
Finance, investment, funds management and exchanges	**748**	702	910
Transport, industrial and infrastructure	**2,242**	2,302	2,295
Real estate	**547**	778	941
Debt investment entities	**225**	253	284
Energy and resources	**289**	230	533
Telecommunications, internet, media and entertainment	**271**	237	662
Total Other investments	**4,322**	4,502	5,625
Held for sale investments	**118**	100	209
Total equity investments including held for sale investments	**5,615**	5,856	7,371

The categories of equity investments above have been restated to reflect listed fund initiatives during the year ended 31 March 2010. The equity investments in these funds are now shown in their respective industry categories.

6.4 Maturity analysis of monetary assets and liabilities

The table below details the maturity distribution of selected monetary assets and liabilities. Maturities represent the remaining contractual maturity as at 31 March 2010 to the repayment date.

	As at Mar 10						
	At call $Am	3 months or less $Am	3 months to 12 months $Am	1 year to 5 years $Am	Over 5 years $Am	No maturity specified $Am	Total $Am
Assets							
Cash and balances with central banks	–	–	–	–	–	–	–
Due from banks	5,345	2,308	204	234	160	–	8,251
Cash collateral on securities borrowed and reverse repurchase agreements	1,067	6,013	69	–	–	–	7,149
Trading portfolio assets	–	12,138	–	–	–	–	12,138
Loan assets held at amortised cost	2,203	2,574	2,179	15,503	5,810	–	28,269
Other financial assets at fair value through *profit or loss*	–	1,291	1,396	4,346	2,139	–	9,172
Debt investment securities available for sale	–	3,820	2,287	7,752	3,017	–	16,876
Life investment contracts and other unit holder investment assets[1]	100	551	41	21	–	4,133	4,846
Sub-total monetary assets	8,715	28,695	6,176	27,856	11,126	4,133	86,701
Loan assets held at amortised cost by SPEs[2]	–	1,209	3,214	8,691	2,884	–	15,998
Total monetary assets	8,715	29,904	9,390	36,547	14,010	4,133	102,699
Liabilities							
Due to banks	318	175	2,788	5,430	1,216	–	9,927
Cash collateral on securities lent and repurchase agreements	109	7,331	50	–	–	–	7,490
Trading portfolio liabilities	–	5,432	–	–	–	–	5,432
Deposits	13,958	4,468	2,334	1,018	706	–	22,484
Debt issued at amortised cost	–	4,927	1,422	19,536	2,310	–	28,195
Other financial liabilities at fair value through profit or loss	68	1,370	1,615	1,160	200	–	4,413
Life investment contracts and other unit holder liabilities	–	–	–	–	–	4,864	4,864
Macquarie Convertible Preference Securities[3]	–	–	–	593	–	–	593
Subordinated debt at amortised cost[4]	–	–	–	–	916	–	916
Subordinated debt at fair value through profit or loss[4]	–	–	–	–	499	–	499
Sub-total monetary liabilities	14,453	23,703	8,209	27,737	5,847	4,864	84,813
Debt issued at amortised cost by SPEs[2]	–	1,307	4,480	7,228	1,404	–	14,419
Total monetary liabilities	14,453	25,010	12,689	34,965	7,251	4,864	99,232

1 The life business offers an investment linked product. Policy holders are primarily exposed to the liquidity risk on life investment contract assets. Macquarie is subject to the liquidity risk on the surplus in the life investment contract statutory funds.

2 Loan assets held at amortised cost by SPEs are shown at expected repayment maturities and debt issued at amortised cost by SPEs, which includes non-recourse warehouses, are shown at expected extinguishment maturities.

3 Macquarie Convertible Preference Securities are mandatorily converted into Macquarie ordinary shares, subject to certain conditions being satisfied, or redeemed, subject to certain approvals, on 30 June 2013.

4 Subordinated debt is shown at contractual maturities, although call options available may lead to earlier repayment at the *discretion of the consolidated entity and subject to APRA approval.*

7.0 Funds management

7.1 Assets under management

	As at			Movement[1]	
	Mar 10 $Am	Sep 09 $Am	Mar 09 $Am	*Sep 09 %*	*Mar 09 %*
Assets under management by group					
Macquarie Funds	**209,894**	57,956	49,656	*262*	*
Macquarie Capital	**96,452**	130,677	159,509	*(26)*	*(40)*
Banking and Financial Services[2]	**14,318**	16,992	19,178	*(16)*	*(25)*
Real Estate Banking	**5,045**	10,663	14,761	*(53)*	*(66)*
Total assets under management	**325,709**	216,288	243,104	*51*	*34*
Assets under management by region					
Australia	**68,522**	85,719	86,032	*(20)*	*(20)*
Americas	**176,818**	45,791	55,453	*286*	*219*
Europe, Africa and Middle East	**64,561**	70,772	83,113	*(9)*	*(22)*
Asia Pacific	**15,808**	14,006	18,506	*13*	*(15)*
Total assets under management	**325,709**	216,288	243,104	*51*	*34*
Assets under management by industry sector					
Investment funds	**224,213**	74,948	68,834	*199*	*226*
Energy and utilities	**39,396**	41,119	48,726	*(4)*	*(19)*
Roads	**18,936**	26,492	32,999	*(29)*	*(43)*
Communications infrastructure	**16,140**	16,684	21,246	*(3)*	*(24)*
Other	**8,696**	12,375	14,288	*(30)*	*(39)*
Transport and related services	**8,107**	9,303	11,537	*(13)*	*(30)*
Airports	**3,908**	18,535	20,895	*(79)*	*(81)*
Commercial real estate	**2,839**	8,888	11,626	*(68)*	*(76)*
Retail real estate	**1,740**	6,056	8,349	*(71)*	*(79)*
Tourism/leisure and residential real estate	**1,352**	1,251	4,276	*8*	*(68)*
Industrial real estate	**382**	637	328	*(40)*	*16*
Total assets under management	**325,709**	216,288	243,104	*51*	*34*

1 "*" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% or where the result was a gain in one period but a loss in another, or vice versa.

2 The Macquarie Cash Management Trust, included in Banking and Financial Services' Assets under Management above, *is a Banking and Financial Services product that is managed by Macquarie Funds Group.* The Cash Management Trust closed at $A10.0 billion at 31 March 2010 (30 September 2009: $A12.6 billion; 31 March 2009: $A14.7 billion).

Assets under Management of $A325.7 billion at 31 March 2010 increased 34% from $A243.1 billion at 31 March 2009. The increase was driven by Macquarie Funds Group's acquisition of Delaware Investments, which added $A151.1 billion to Assets under Management at 31 March 2010. This was partially offset by a reduction in Assets under Management due to listed fund initiatives including Macquarie Airports, Macquarie *Infrastructure Group and the sale of the majority of the Real Estate funds management platform to Charter* Hall Group. The strengthening of the Australian dollar against major global currencies resulted in lower asset values for offshore assets.

The table below shows a more detailed breakdown of Assets under Management. For Macquarie Capital refer Section 7.2 for disclosure of Equity under Management. The earning of base fees is closely aligned with the Assets under Management measure for funds in Real Estate Banking, Macquarie Funds and Banking and Financial Services.

	As at			Movement[1]	
	Mar 10 $Am	Sep 09 $Am	Mar 09 $Am	*Sep 09 %*	*Mar 09 %*
Macquarie Funds					
Macquarie Delaware	**151,129**	–	–	*	*
Fixed interest, currency and commodities	**41,529**	43,287	34,895	*(4)*	*19*
Listed equities	**9,857**	7,372	6,842	*34*	*44*
Investment solutions and sales	**2,226**	2,041	2,848	*9*	*(22)*
Infrastructure securities	**2,188**	2,233	1,990	*(2)*	*10*
Funds of private equity funds	**1,362**	1,168	1,217	*17*	*12*
Real estate securities	**1,241**	1,419	1,225	*(13)*	*1*
Funds of hedge funds	**362**	436	459	*(17)*	*(21)*
Other Macquarie funds	**–**	–	180	–	*(100)*
Total Macquarie Funds	**209,894**	57,956	49,656	*262*	*
Banking and Financial Services					
Macquarie Cash Management Trust	**9,960**	12,589	14,692	*(21)*	*(32)*
Macquarie Pastoral Fund	**509**	521	434	*(2)*	*17*
Other unlisted Banking and Financial Services	**3,849**	3,882	4,052	*(1)*	*(5)*
Total Banking and Financial Services	**14,318**	16,992	19,178	*(16)*	*(25)*
Real Estate Banking					
Macquarie Office Trust	**–**	5,155	6,546	*(100)*	*(100)*
J-REP managed funds[2]	**218**	245	375	*(11)*	*(42)*
Macquarie Central Office Corporate Restructuring REIT	**–**	211	181	*(100)*	*(100)*
Unlisted Real Estate funds	**4,827**	5,052	7,659	*(4)*	*(37)*
Total Real Estate Banking	**5,045**	10,663	14,761	*(53)*	*(66)*
Total Macquarie Capital AUM (refer EUM Section 7.2)	**96,452**	130,677	159,509	*(26)*	*(40)*
Total assets under management	**325,709**	216,288	243,104	*51*	*34*

1 "*" indicates that the percentage change in the balance was not meaningful, including instances where the percentage increase was greater than 300% or where the result was a gain in one period but a loss in another, or vice versa.

2 J-REP Co. Limited is a listed fund manager on the Tokyo Stock Exchange. Through a joint venture with Goodman Group, Macquarie acquired an interest in J-REP in June 2007, and therefore its funds management activities.

7.0 Funds management continued

7.2 Equity under Management

The Macquarie Capital Funds business tracks its funds under management using an Equity under Management measure. Base management fee income is closely aligned with Equity under Management. Equity under Management differs from the Assets under Management measure which real estate funds and other Macquarie managed funds use to determine base fee income. Equity under Management is determined as follows:

Type of equity investment	Basis of Equity under Management calculation
Listed equity	– *Market capitalisation at the measurement* date plus underwritten or committed *future capital raisings for* listed funds and face value for hybrid instruments
Unlisted equity	– Committed capital from investors at *the measurement* date less called capital *subsequently returned to investors for unlisted funds* – *Invested capital at measurement date for managed* businesses[1]

1 Managed businesses includes third party equity invested in Macquarie Capital Funds managed businesses where management fees may be payable to Macquarie.

If the fund is managed through a joint venture with another party, the Equity under *Management amount* is weighted based on Macquarie's proportionate economic interest in the joint venture *management entity.*

Equity under Management by type and region

	As at[1,2]		
	Mar 10 $Am	Sep 09 $Am	Mar 09 $Am
Equity under Management by type			
Listed equity	**3,577**	11,186	9,923
Unlisted equity	**35,000**	38,839	43,340
Total Macquarie Capital Funds EUM	**38,577**	50,025	53,263
Equity under Management by region[3]			
Australia	**4,319**	14,822	14,277
International:			
Europe, Africa and Middle East	**18,336**	19,990	20,992
Americas	**12,376**	11,771	13,954
Asia Pacific	**3,546**	3,442	4,040
Total - International	**34,258**	35,203	38,986
Total Macquarie Capital Funds EUM	**38,577**	50,025	53,263

1 Excludes equity invested by Macquarie Group in businesses *managed by Macquarie Capital Funds.*

2 Where a fund's Equity under Management is *denominated in a foreign currency, amounts are translated* to Australian dollars at the exchange rate *prevailing at the measurement date.*

3 By location of fund management team.

8.0 Glossary

ADI	Authorised Deposit-taking Institution
AGAAP	Australian Generally Accepted Accounting Principles
AMA	Advanced Measurement Approach for determining operational risk
APRA	Australian Prudential Regulation Authority
Asset under management (AUM)	AUM is a metric that provides a consistent basis for measuring Macquarie's funds management activities. AUM is calculated as the proportional ownership interest in the underlying assets of funds and mandated assets that Macquarie actively manages for the purpose of wealth creation, adjusted to exclude cross-holdings in funds and reflect Macquarie's proportional ownership interest of the fund manager
Assets under management by region	AUM by region is defined by the location of the assets, as opposed to the domicile of the fund or fund manager
Associates	Associates are entities over which Macquarie has significant influence, but not control. Investments in associates may be further classified as HFS associates. HFS investments are those that have a high probability of being sold within 12 months to external parties. Associates that are not held for sale are carried at cost and equity-accounted. Macquarie's share of the investment's post-acquisition profits or losses is recognised in the income statement and its share of post-acquisition movements in reserves is recognised within equity
ASX	Australian Securities Exchange (formerly Australian Stock Exchange)
AVS	Available for sale AVS assets are investments where Macquarie does not have significant influence or control and are intended to be held for an indefinite period. AVS investments are initially recognised at cost and revalued in subsequent periods to recognise changes in the assets' fair value with these revaluations included in the AVS reserve in equity. If and when the AVS asset is sold or impaired, the cumulative unrealised gain or loss will be recognised in the income statement
CDO	Collateralised debt obligation
CLO	Collateralised loan obligation
Collective allowance for credit losses	The provision relating to loan losses inherent in a loan portfolio that have not yet been specifically identified
Contingent liabilities	Defined in AASB 137 'Provisions, Contingent Liabilities and Contingent Assets' as a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity; or a present obligation that arises from past events but is not recognised because it is not probable to occur or the amount cannot be reliably measured
CPS	Convertible Preference Securities
Credit Equivalent Amount (CEA)	The on balance sheet equivalent value of an off balance sheet transaction

8.0 Glossary continued

Deconsolidated entities	Entities involved in conducting insurance, funds management and non financial operations including special purpose vehicles (SPV) that are not consolidated for regulatory the APRA reporting group
Dilutive option	An option which has an exercise price that is less than the average share price for the period. Only dilutive options have an impact on the calculation of diluted earnings per share
Dividend reinvestment plan (DRP)	The plan that provides shareholders with the opportunity to reinvest part or all of their dividends as additional shares in Macquarie, with no transaction costs
EAD	Exposure at Default – the gross exposure under a facility (the amount that is legally owed to the ADI) upon default of an obligor
Earnings on capital and certain corporate income items	Total operating income includes the income generated by Macquarie's operating groups, income from the investment of Macquarie's capital, and certain items of operating income not attributed to Macquarie's operating groups. Earnings on capital and certain corporate income items is total operating income less the operating income generated by Macquarie's operating group
Earnings per share	A performance measure that measures earnings attributable to each ordinary share, defined in AASB 133 *Earnings Per Share*
ECAI	External Credit Assessment Institution
ECAM	Economic Capital Adequacy Model
Effective tax rate	The income tax expense as a percentage of the profit before income tax adjusted for MIS and MIPS distributions paid or provided
EL	Expected Loss, which is a function of PD and LGD
ELE	Extended Licensed Entity is an entity that is treated as part of the ADI (Level 1) for the purpose of measuring the ADI's capital adequacy and exposures to related entities. The criterion for qualification as an ELE is detailed in the APRA Prudential Standards
Equity under management (EUM)	Refer definition in Section 7.2
ERL	Equity Risk Limit – Board imposed limit by which equity risk positions are managed
Expense/Income ratio	Total operating expenses expressed as a percentage of total operating income
Fair value through profit or loss	Other financial assets at fair value through pro– t or loss include those financial assets that contain embedded derivatives which must be otherwise separated and carried at fair value if it is part of a group of financial assets managed and evaluated on a fair value basis
Fee and commission income	Fee and commission revenue less fee and commission expenses
FIRB	Foundation Internal Ratings Based Approach whereby PD and Maturity are internally estimated by the ADI and LGD is set by APRA

Gross credit risk exposure	The potential loss that Macquarie would incur as a result of a default by an obligor excluding the impact of netting and credit risk mitigation
Headcount	Headcount includes both permanent staff (full time, part time and fixed term hires) and contractors (including consultants and secondees). It excludes temporary staff, staff on leave without pay and staff on parental leave. Headcount f gures include employees of Macquarie Group subsidiaries, except where the entity is acquired with the intention of disposal (i.e. businesses held for sale)
ICAAP	Internal Capital Adequacy Assessment Process
Interest income	Interest revenue less interest expense
International income	International income provides a consistent basis for determining the size of Macquarie's operations outside of Australia. Operating income is classified as 'international' with reference to the geographic location from which the operating income is generated. This may not be the same geographic location where the operating income is recognised. For example, operating income generated by work performed for clients based overseas but recognised in Australia for statutory reporting purposes would be classified as 'international' income. Income from funds management activities is allocated by reference to the location of the fund's assets
IPO	Initial public offering
Level 2 MBL Regulatory Group	MBL, its parent Macquarie BH Pty Limited and MBL's subsidiaries but excluding deconsolidated entities for APRA reporting purposes
Level 3 Regulatory Group	MGL and its subsidiaries
LGD	Loss given default is defined as the economic loss which arises upon default of the obligor
Macquarie Income Preferred Securities (MIPS)	On 22 September 2004, Macquarie Capital Funding L.P., a Macquarie Group entity established to facilitate capital raising, issued £350 million of Tier 1 Capital-Eligible Securities (Macquarie Income Preferred Securities). The securities – guaranteed non-cumulative step-up perpetual preferred securities – will pay a 6.177% semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020, at Macquarie's discretion. If redemption is not elected on this date, the distribution rate will be reset to 2.35% per annum above the then five-year benchmark sterling gilt rate. The securities may be redeemed on each fifth anniversary thereafter at Macquarie's discretion. The first coupon was paid on 15 April 2005. The issue is reflected in Macquarie's financial statements as an outside equity interest of the economic entity, with distributions being recorded to the outside equity interest. On 11 September 2009, £307.5 million of MIPS owned by entities associated with Macquarie were redeemed and on 29 September 2009, £307.5 million of reset convertible debentures issued by Macquarie Bank's London branch were subsequently redeemed. As at 31 March 2010, Macquarie Bank had £42.5 million of MIPS on issue which are held by parties not associated with Macquarie

8.0 Glossary continued

Macquarie Income Securities (MIS)	The Macquarie Income Securities (MIS) are perpetual and carry no conversion rights. Distributions are paid quarterly, based on a floating rate of BBSW plus 1.7%. Subject to limitations on the amount of hybrids eligible for inclusion as Tier 1 Capital, they qualify as Tier 1 Capital. They are treated as equity in the balance sheet. There are four million $A100 face value MIS on issue
Managed assets	Managed assets include third party equity invested in assets managed by Macquarie Capital Funds where management fees may be payable to Macquarie; and assets held directly by Macquarie acquired with a view that they may be sold into new or existing funds managed by Macquarie Capital Funds. This measure excludes assets of Macquarie-managed funds
MBI	Macquarie Bank International Limited
MBL	Macquarie Bank Limited
MGL	Macquarie Group Limited
Net loan losses	The impact on the income statement of loan amounts provided for or written-off during the period, net of the recovery of any such amounts which were previously written-off or provided for out of the income statement
Net tangible assets per ordinary share	(Total equity less Macquarie Income Securities less Minority Interest less the ordinary shareFuture Income Tax Benefit plus the Deferred Tax Liability less Intang
Non-GAAP metrics	Non-GAAP metrics include financial measures, ratios and other information that are either not required or defined under Australian Accounting Standards
Operating income	Operating income includes net interest income (interest revenue less interest expense), net trading income, fee and commission income, share of net profits of associates and joint ventures, net gains and losses from the sale of investments or the deconsolidation of controlled entities, dividends and distributions received/receivable, other sundry income items, and is net of impairment charges. Operating income is reported in Macquarie's statutory income statement
Operating expenses	Operating expenses includes employments expenses (including staff profit sharing expense), brokerage and commission expenses, occupancy expenses (including premises rental expense), non-salary technology expenses, professional fees, travel and communication expenses, and other sundry expenses. Operating expenses are reported in Macquarie's statutory income statement
Other operating income and charges	Other revenue less other expenses. This captures income that does not fit into and charges one of the other statutory categories, i.e. interest income, fee and commission income or trading income
Probability of Default (PD)	Likelihood of default by an obligor on its financial obligations
Potential Credit Exposure (PCE)	Potential exposures arising on a transaction calculated as the notional principal amount multiplied by a credit conversion factor specified by APRA
REIT	Real Estate Investment Trust
Return on equity	The profit after income tax attributable to Macquarie's ordinary shareholders expressed as an annualised percentage of the average ordinary equity over the relevant period, less the average balances of AVS and cash flow hedging reserves

Risk-weighted assets (RWA)	A risk-based measure of an entity's exposures, which is used in assessing its overall capital adequacy
SPV's	Special purpose vehicles or securitisation vehicles
Subordinated debt	Debt issued by Macquarie for which agreements between Macquarie and the lenders provide, in the event of liquidation, that the entitlement of such lenders to repayment of the principal sum and interest thereon is and shall at all times be and remain subordinated to the rights of all other present and future creditors of Macquarie. Subordinated debt is classified as liabilities in the Macquarie financial statements and may be included in Tier 2 Capital.
Tier 1 Capital	A capital measure defined by APRA, comprising the highest quality components of capital that fully satisfy all the following essential characteristics: provide a permanent and unrestricted commitment of funds, are freely available to absorb losses, do not impose any unavoidable servicing charge against earnings; and rank behind the claims of depositors and other creditors in the event of winding up.
Tier 1 Capital Deductions	An amount deducted in determining Tier 1 Capital, as defined in Prudential Standard APS 111 Capital Adequacy: Measurement of Capital. Tier 1 deductions are divided into deductions from Tier 1 capital only (paragraph 44) and other 50/50 deductions from Tier 1 capital (paragraph 46).
Tier 1 Capital ratio	Tier 1 Capital expressed as a percentage of RWA
Tier 2 Capital	A capital measure defined by APRA, comprising other components of capital which contribute to the strength of the entity.
Tier 2 Capital Deductions	An amount deducted in Tier 2 Capital, as defined in Prudential Standard APS 111 Capital Adequacy: Measurement of Capital, Tier 2 deductions are divided into deductions from Tier 2 capital only (paragraph 45) and other 50/50 deductions from Tier 2 capital (paragraph 46).
Total Capital Ratio	Total Capital expressed as a percentage of RWA
Trading Income	Income that represents realised or unrealised gains and losses that relate to financial markets products. This income does not necessarily relate to 'trading' in such products and may arise through the manufacturing of new financial products by bringing together existing financial instruments
Upper Tier 2 Capital	Refer Tier 2 Capital

9.0 Ten year history

With the exception of 31 March 2005, the financial information presented below has been based on the accounting standards adopted at each reporting date. The financial information for the periods ended 31 March 2005 and later are based on results reported under International Financial Reporting Standards and their related pronouncements.

	2001	2002
Financial performance ($A million)		
Total income from ordinary activities	1,649	1,822
Total expenses from ordinary activities	(1,324)	(1,467)
Profit from ordinary activities before income tax	325	355
Income tax expense	(53)	(76)
Profit from ordinary activities after income tax	272	279
Profit attributable to minority interests	(30)	(29)
Profit from ordinary activities after income tax attributable to ordinary equity holders	242	250
Financial position ($A million)		
Total assets	27,848	30,234
Total liabilities	(26,510)	(27,817)
Net assets	1,338	2,417
Total loan assets	7,785	9,209
Impaired assets (net of provisions)	31	49
Share information[(a)]		
Cash dividends per share (cents per share)		
Interim	41	41
Final	52	52
Special	–	–
Total	93	93
Basic earnings per share (cents per share)	138.9	132.8
Share price at end of period ($A)	27.63	33.26
Ordinary share capital (million shares)[(b)]	175.9	198.5
Market capitalisation at end of period (fully paid ordinary shares) ($A million)	4,860	6,602
Net tangible assets per ordinary share ($A)[(c)]	5.15	7.94
Ratios		
Return on average ordinary shareholders' funds (%)	27.1	18.7
Dividend payout ratio (%)	67.5	73.6
Expense/income ratio (%)	80.3	80.5
Net loan losses/loan assets (excluding securitisation SPVs and segregated future funds) (%)	0.1	0.2
Assets under management ($A billion)[(e)]	30.9	41.3
Staff numbers[(f)]	4,467	4,726

a) Macquarie's ordinary shares were listed on the Australian Stock Exchange on 29 July 1996.
b) Number of fully paid ordinary shares at end of period, excluding options and partly paid shares.
c) Net tangible assets includes intangibles (net of associated deferred tax assets and deferred liabilities) within assets and disposal groups held for sale.
d) The special dividend for 2003 was paid to release one-off franking credits to shareholders on entry into tax consolidation. Excluding the special dividend of 50 cents per share, the Dividend payout ratio would have been 56.8%
e) The methodology used to calculate assets under management was revised in September 2005. Comparatives at 31 March 2005 have been restated in accordance with the revised methodology.
f) Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).

Year ended 31 March							
2003	2004	2005	2006	2007	2008	2009	**2010**
2,155	2,823	4,197	4,832	7,181	8,248	5,526	**6,638**
(1,695)	(2,138)	(3,039)	(3,545)	(5,253)	(6,043)	(4,537)	**(5,344)**
460	685	1,158	1,287	1,928	2,205	989	**1,294**
(96)	(161)	(288)	(290)	(377)	(317)	(15)	**(201)**
364	524	870	997	1,551	1,888	974	**1,093**
(31)	(30)	(58)	(81)	(88)	(85)	(103)	**(43)**
333	494	812	916	1,463	1,803	871	**1,050**
32,462	43,771	67,980	106,211	136,389	167,250	149,144	**145,940**
(29,877)	(40,938)	(63,555)	(100,874)	(128,870)	(157,189)	(139,584)	**(134,171)**
2,585	2,833	4,425	5,337	7,519	10,061	9,560	**11,769**
9,839	10,777	28,425	34,999	45,796	52,407	44,751	**44,267**
16	61	42	85	88	165	952	**647**
41	52	61	90	125	145	145	**86**
52	70	100	125	190	200	40	**100**
50	—	40	—	—	—	—	**—**
143	122	201	215	315	345	185	**186**
164.8	233.0	369.6	400.3	591.6	670.6	309.6	**320.2**
24.70	35.80	48.03	64.68	82.75	52.82	27.05	**47.25**
204.5	215.9	223.7	232.4	253.9	274.6	283.4	**344.2**
5,051	7,729	10,744	15,032	21,010	14,504	7,666	**16,266**
8.23	10.72	13.97	16.63	22.86	28.18	23.72	**25.82**
18.0	22.3	29.8	26.0	28.1	23.7	9.9	**10.0**
87.4(d)	53.2	53.2	54.4	54.3	52.2	60.2	**60.4**
78.7	75.7	72.4	73.4	73.2	73.3	82.1	**80.5**
0.0	0.3	0.2	0.2	0.1	0.3	1.9	**0.8**
52.3	62.6	96.7	140.3	197.2	232.0	243.1	**325.7**
4,839	5,716	6,556	8,183	10,023	13,107	12,716	**14,657**

This page has been intentionally left blank.

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

3 May 2010

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 3 May 2010, in respect of MQPML, the percentage of Macquarie voting shares:

(a) over which MQPML has the power to control voting or disposal was 0.007%; and
(b) underlying any options, derivatives and conditional agreements held by MQPML was 0%.

As at 3 May 2010, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.014%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

Notice of Director's Interests

Section 205G of the Corporations Act 2001

To: Australian Securities Exchange Limited ("ASX")
Company Announcements Office
4th Floor, 20 Bridge Street Sydney NSW
Fax: 1300 300 021

Updating Notice

Section 205G(4)

Name of Director:	**W Richard Sheppard**
Name of Company:	**Macquarie Bank Limited A.B.N 46 008 583 542**
Date of last notification to ASX:	8 March 2010 re the Macquarie Group Employee Retained Equity Plan. This is the first notice regarding the Macquarie Nine Film & Television Investment Fund
Date director's interest changed:	30 June 2002

I disclose the following information to ASX

Section 205G(1)(a)

Interest:	**Circumstances giving rise to relevant interest:**
I have a relevant interest in the following securities of the company or a related body corporate. **Type of security:** Macquarie Nine Film & Television Investment Fund ordinary shares **Number of securities:** 49,000 **Direct or Indirect Holding:** Direct holding	49,000 Macquarie Nine Film & Television Investment Fund shares, acquired for $1 per share on 30 June 2002.

Section 205G(1)(b)

I have an interest in the following contracts to which I am a party of under which I am entitled to a benefit that confer a right to call for or deliver shares in, debentures of, or interests in a managed investment scheme made available by, the company or a related body corporate:

N/A

Sign here:  Date: 30/4/10 Director

<u>Note:</u> Notices for Mr Sheppard were previously lodged under ASX listing rule 3.19A. As an ASX Debt Listing, listing rule 3.19A does not apply to Macquarie Bank Limited and this lodgement is being made pursuant to section 205G of the Corporations Act.

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au



MACQUARIE

ASX/Media Release

MACQUARIE ACQUIRES GMAC AUSTRALIA'S AUTO FINANCE PORTFOLIO

SYDNEY, 30 April 2010 – Macquarie Group Limited (ASX: MQG, ADR: MQBKY) today announced that Macquarie Bank Limited (Macquarie) has acquired a portfolio of retail auto leases and loans from GMAC Australia, the Australian auto finance subsidiary of GMAC Inc.

The portfolio, comprised of loans and leases for approximately 60,000 cars, has a value of approximately $A1 billion and is being purchased at an undisclosed discount which reflects an appropriate risk adjusted return.

The portfolio will be managed by Macquarie Leasing, a division of Corporate and Asset Finance (CAF). CAF is Macquarie's finance and asset management services business, and had assets and leases under management of $A13.6 billion, as at 31 March 2010, covering sectors including information technology, communications, security, medical, manufacturing, energy, motor vehicles, rail, and aviation engines. The acquisition consolidates CAF's position as one of the larger independent providers of leases and loans for automobiles in Australia with approximately 260,000 contracts.

Macquarie Group Chief Financial Officer, Greg Ward said: "Several motor vehicle financiers, including GMAC, ceased originating retail and wholesale new business in Australia during 2008 and 2009. Macquarie's purchase of the GMAC Australia portfolio follows our purchase of the $A1 billion Ford Credit Australia portfolio in October 2009. During the past seven months, Macquarie has purchased a total of 120,000 auto leases and loans in Australia valued at around $A2 billion."

Since its inception in 1998 Macquarie Leasing has focused on providing financing to small to medium enterprises. Macquarie Leasing has grown each year and during the past 12 months wrote new business of $A1.8 billion, with the majority of contracts being for motor vehicle finance.

About Macquarie

Macquarie Group (Macquarie) is a global provider of banking, financial, advisory, investment and funds management services. Macquarie's main business focus is making returns by providing a diversified range of services to clients. Macquarie acts on behalf of institutional, corporate and retail clients and counterparties around the world. Macquarie Group Limited is listed in Australia (ASX:MQG; ADR:MQBKY) and is regulated by APRA, the Australian banking regulator, as the owner of Macquarie Bank Limited, an authorised deposit taker. Founded in 1969, Macquarie employs more than 14,600 people in approximately 70 office locations in 28 countries. At 31 March 2010, Macquarie had assets under management of $A326 billion.

Contacts:

Stuart Green, Macquarie Group, Investor Relations +612 8232 8845
Fiona Tyndall, Macquarie Group, Corporate Communications +612 8232 9323

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4330
Internet http://www.macquarie.com.au

30 April 2010


MACQUARIE

Dear Macquarie Group Limited Shareholder,

CHANGES TO DIVIDEND REINVESTMENT PLAN

I am writing to notify you that Macquarie Group Limited (Macquarie) is making changes to the Macquarie Dividend Reinvestment Plan (DRP). The DRP provides ordinary shareholders with the choice of applying dividends on their ordinary shares to acquiring fully paid ordinary shares in Macquarie rather than receiving those dividends directly in cash.

Under the DRP Rules, the Board of Macquarie may from time to time vary the level of discount to the Market Value (as defined in the DRP Rules) of ordinary Macquarie shares acquired under the DRP. The discount has recently been 2.5 per cent. Following the most recent review of Macquarie's capital position, the Board has determined that there will be **no discount** to the Market Value for shares allocated under the DRP until further notice. This change is **effective for the 2010 final dividend to be paid on 2 July 2010.**

The Board has also approved changes to the DRP Rules. These changes will not apply for the full year dividend to be paid on 2 July 2010 but will apply from 3 July 2010. The main changes will enable shares to be purchased on market for allocation under the DRP, as an alternative to Macquarie issuing new shares. The other changes relate to:

- the method for determining the Market Value of shares allocated under the DRP
- the requirements for DRP participants to notify Macquarie of changes to their participation in the DRP
- the requirements on Macquarie to notify DRP participants of changes to the DRP.

If you wish to commence participation or vary your level of participation in the DRP for the next dividend payment in July 2010, you must do so by **no later than 5.00 pm (Sydney time) on 14 May 2010.** Please contact Computershare on 1300 554 096 or alternatively you can go online to **www.investorcentre.com/au** - please see the steps outlined overleaf.

A copy of the revised DRP Rules can be obtained from Macquarie's Shareholder Centre on our website at macquarie.com.au or by calling Computershare on 1300 554 096. If you have any questions please contact Computershare on this number or one of Macquarie's investor relations staff on (02) 8232 5006.

Yours faithfully



Dennis Leong
Company Secretary

How to participate or vary participation in the DRP or provide your Direct Credit instructions online

Please follow the steps below to login:

Logon to **www.investorcentre.com/au**

- Click on 'Holding Enquiry' on the right hand side of the page

A new window will open requiring the following details to be entered:

- Type 'MQG' in the 'Company' field.
- Type your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) in the 'SRN/HIN/Holder Number' field. SRNs begin with the letter 'I' and HINs begin with the letter 'X'.
- If the registered address for your securityholding is within Australia, enter the 'Postcode' that is currently registered.
- If the registered address is outside Australia, leave the 'Postcode' field blank and select the registered country from the 'Country (if outside Australia)' field.
- Enter the security code displayed in the box and after reading and agreeing to the Investor Centre – Single Holding service Terms and Conditions, tick the box to indicate you have done so before clicking on 'Login'.

A new window will open and display the Holding Summary page.

To participate or vary participation in the DRP*:

- From the 'Holding Summary' page, under the heading 'Account Details' click 'Amend' on the right hand side of 'Reinvestment Plans'
- When the 'Reinvestment Plans' page displays, click 'apply' on the right hand side
- Read the DRP Plan Rules booklet and if you agree, tick 'I Agree' and click the 'Next' button
- Tick the participation you prefer from the Options menu and follow the rest of the instructions

  * Please note, participation in the DRP is offered to all shareholders who are citizens or residents of Australia or New Zealand. Participation is not offered to a shareholder who is not a citizen or resident of Australia or New Zealand, or to shareholders acting on behalf of another person who is not a citizen of Australia or New Zealand.

To provide Direct Credit details:

- From the 'Holding Summary' page, under the heading 'Account Details' click 'Amend' on the right hand side of 'Payment Instructions'
- When the 'Payment Instructions' page displays, select 'Australian Direct Credit' then click 'next' on the right hand side
- Complete 'Payment Details' and follow the rest of the instructions

At the end of the process you will receive a confirmation receipt number.

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities


MACQUARIE

30 April 2010

Company Announcements Office
Australian Securities Exchange
20 Bridge Street
Sydney NSW 2000

NOTIFICATION OF PRICING PERIOD FOR THE MACQUARIE GROUP LIMITED DIVIDEND REINVESTMENT PLAN (DRP)

Macquarie Group Limited (MQG: Macquarie) advises that, in accordance with the existing DRP Rules, the pricing period for the issue of fully paid ordinary Macquarie shares (Shares) under the Macquarie DRP for the next dividend will be the volume weighted average price of Shares sold on ASX on the record date of the dividend (14 May 2010) and the four following business days.

Yours sincerely

Dennis Leong
Company Secretary

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au


MACQUARIE

ASX/Media Release

MACQUARIE GROUP EMPLOYEE RETAINED EQUITY PLAN (MEREP)

30 April 2010 – Following approval of changes to its remuneration arrangements by Macquarie Group Limited (ASX: MQG, ADR: MQBKY) shareholders on 17 December 2009, Macquarie now invests a significant proportion of employees' profit share that is retained each year in an employee equity plan, the MEREP. Staff promoted to Director level, effective 1 July 2010, will also be granted equity awards under the MEREP.

To date, the Macquarie shares required for the delivery of MEREP awards have been issued by Macquarie. For the retained profit share and promotion awards for the financial year ending 31 March 2010 (FY10), the required shares will be bought on-market, except for the proposed MEREP awards for the Managing Director, which will be subject to shareholder approval.

The shares will be acquired by the MEREP Trustee from 10 May 2010 up to 30 June 2010 (MEREP Buying Period). Macquarie currently expects that approximately $255 million (at the current market price) will be allocated for the purchase of shares over the MEREP Buying Period for FY10 retained profit share and promotion awards. The corresponding MEREP awards will vest over periods from three to five years for most Executive Directors, three to seven years for members of the Executive Committee and Designated Executive Directors (members of the Operations Review Committee and other Executive Directors with significant management or risk responsibility) and two to four years for other staff and for awards to staff promoted to a Director level.

The number of awards that will be allocated in respect of retained profit share will be calculated by dividing the retained profit share amount for each employee (adjusted for any applicable employee on-costs) by the average price at which Macquarie shares are acquired on-market over the MEREP Buying Period (Conversion Price).

Further shares will also be purchased on-market or issued from time to time as MEREP awards are made to new Macquarie staff.

As described in the Remuneration Report in Macquarie's 2010 Annual Report and as previously described in the notice for Macquarie's General Meeting held in December 2009 at which the MEREP was approved by shareholders, an amount of the Managing Director's retained profit share for FY10 must be allocated to the MEREP (Managing Director's FY10 Contribution). It is currently proposed that shares will be issued by Macquarie for the purpose of these MEREP Restricted Share Unit awards (Shares). This is because the allocation of these awards and the issue of the underlying Shares will be subject to shareholder approval at the Macquarie 2010 Annual General Meeting (AGM), which will be held after the Buying Period for awards to other staff.

The Shares issued will be fully paid ordinary MQG shares and will be issued to the MEREP Trustee at the closing price of Macquarie shares on the day before the awards are issued. The maximum number of Shares that may be issued is proposed to be determined by dividing the Managing Director's FY10 Contribution by the Conversion Price. Further information on these proposed MEREP awards will be contained in the Notice of Macquarie's 2010 AGM.

Contacts:

Stuart Green, Macquarie Group, Investor Relations +612 8232 8845
Lisa Jamieson, Macquarie Group, Corporate Communications +612 8232 6016

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au



MACQUARIE

ASX/Media Release

MACQUARIE GROUP ANNOUNCES $A1.05B FULL YEAR PROFIT

Key points

- **Full year net profit after tax $A1.05 billion, up 21% on FY09**
- **Operating income $A6.6 billion up 20% on FY09**
- **Operating income, before write-downs, impairments, equity accounted gains/(losses) and one-off items down 2% on FY09 to $A7.0 billion after the impact of movements in foreign exchange rates**
- **Net impact of write-downs, impairments, equity accounted gains/(losses) and one-off items of $A(388) million**
- **Assets under management $A326 billion**
- **Group capital of $A11.8 billion, $A4.0 billion in excess of Group's minimum regulatory capital requirement**
- **Return on equity 10.0%, up from 9.9% in FY09**
- **EPS $A3.20, up 3% on FY09**
- **Final dividend $A1.00 per share unfranked, making full year dividend $A1.86 per share unfranked**
- **Employment expenses of $A3.1 billion, compensation ratio 43%**

SYDNEY, 30 April 2010 – Macquarie Group Limited (ASX:MQG, ADR: MQBKY) today announced a net profit after tax attributable to ordinary shareholders for the year to 31 March 2010 (FY10) of $A1.05 billion, an increase of 21% on the 2009 financial year (FY09).

Macquarie Group Managing Director and Chief Executive Officer, Nicholas Moore, said: "Our FY10 result reflects improved market conditions and the diversification and global reach of our businesses. International income accounted for 52% of total income.

"Each of our operating businesses delivered improved results on the prior year. Operating conditions continued to improve during the year, leading to greater activity across many of our businesses.

"During the year, Macquarie businesses continued to evolve to reflect our clients' needs. We expanded our global presence and product offering by organically growing existing businesses and made a number of strategic acquisitions, predominantly in North America and Europe.

"While we have deployed funding during the period for business initiatives and acquisitions, we have continued to maintain a conservative approach to capital and funding," Mr Moore said.

As foreshadowed, the FY10 result had fewer writedowns, impairments, equity accounted gains and losses and one-off items, and higher employment expenses than FY09. The result was also impacted by the cost of excess liquidity on the balance sheet.

Assets under management (AUM) at 31 March 2010 increased significantly to $A326 billion predominantly reflecting the acquisition of Delaware Investments in January 2010.

The Group declared a final dividend of $A1.00 per ordinary share unfranked, up from the $A0.86 per ordinary share dividend unfranked paid in the first half, and up from the $A0.40 (60% franked) per ordinary share final 2009 dividend. The total dividend for the year is $A1.86 per ordinary share (FY09 $A1.85) unfranked. The record date is 14 May 2010 and the dividend payment date for the final dividend is 2 July 2010.

Strong funding and balance sheet position

Macquarie Group has a long-term policy of holding a level of capital which efficiently supports its businesses. The capital base is grown ahead of business requirements. Group capital at 31 March 2010 was $A11.8 billion which was $A4.0 billion in excess of the Group's minimum regulatory capital requirement. Macquarie Bank's tier 1 capital ratio was 11.5%, up from 11.4% at 31 March 2009.

Mr Moore said: "Macquarie remains very well funded. Our term assets are covered by term funding and equity and we have continued to grow our deposit base."

Retail deposits increased to $A15.5 billion at March 2010 from $A13.9 billion at September 2009 and $A13.4 billion at March 2009.

On April 22, Macquarie Cash Management Trust (CMT) unit holders overwhelmingly approved the transfer of funds to the Macquarie Cash Management Account (CMA) effective 31 July 2010. Total funds under management in the Macquarie CMT as at 31 March 2010 were $A9.5 billion.[1]

In addition, active liability management activities during the year resulted in the buyback of approximately £158 million of hybrid capital securities and $US100 million of subordinated debt.

Proposed regulatory changes are likely to result in higher capital and tighter liquidity requirements for the banking sector. Macquarie continues to monitor regulatory and other market developments, and remains well capitalised and well funded.

Key drivers of the result

Macquarie Group Chief Financial Officer, Greg Ward, said: "Over the past financial year, Macquarie's operating groups and divisions sought opportunities arising from generally improving market conditions.

"Cash equities were well up on the prior year due to improved equity markets and there were strong contributions from debt markets and the new credit trading business.

"The metals and energy capital business was up on the prior year and the Corporate and Asset Finance Division recorded significant growth in corporate lending activities.

"Equity capital markets activity was good and corporate finance and advisory deal flow was reasonable, although slightly down on the prior year," Mr Ward said.

Growth in unlisted funds businesses continued with new offerings in Mexico, Russia and Africa.

There were one-off gains realised from initiatives undertaken by the listed funds, including the internalisation of the management of Macquarie Airports, Macquarie Leisure Trust and Macquarie Media Group, the restructure of Macquarie Infrastructure Group and the sale of Australian REIT investments to Charter Hall Group. One-off gains were also realised from the financing of Macquarie Income Preferred Securities and a buy-back of subordinated debt, offset by a substantial negative fair value adjustment on fixed rate issued debt.

---

[1] This represents CMT balance at 31 March 2010 of $A10.0 billion net of amounts on deposit with Macquarie Bank Limited ($A0.5 billion)

Writedowns, provisions and net equity accounted losses totalled $A96 million in the second half, down from $A758 million in the first half.

As foreshadowed at last year's result, the compensation ratio is returning to historical levels, rising to 43% for the year from 41% in the 2009 year. There was also an increase in the effective tax rate to 16%, up from 2% in the previous year, largely due to a lower level of writedowns and impairment charges in FY10 compared to FY09. The result was also impacted by the conservative positioning of the balance sheet.

As a result of a number of acquisitions and the selective hiring of individuals and teams during the year, staff numbers exceeded 14,600 at 31 March 2010, up from approximately 12,700 at 30 September 2009, with more than 7,300 staff now employed in Macquarie offices outside Australia.

Outlook

Market conditions continue to improve but continuing uncertainty makes forecasting difficult.

Mr Moore said: "Subject to market conditions, we currently expect improved operating results for all of our businesses in FY11 compared to FY10."

In relation to FY11 trading, it is likely that the income statement will be characterised by fewer one-off items (e.g. assets sales, writedowns and provisions) as seen in the second half of FY10, the compensation ratio being consistent with historical levels, and continued higher cost of funding reflecting market conditions and high liquidity levels including the recent CMT/CMA initiative.

The balance sheet is likely to be characterised initially by high cash balances as a result of the CMT/CMA initiative, continued deployment of cash balance across the businesses, and maintenance of equity investments at or below existing levels.

In addition to market conditions, the FY11 result remains subject to a range of other challenges including increased competition across all markets, the cost of maintaining a conservative approach to funding and capital, and regulation, including the potential for regulatory changes to impact flows to capital markets.

Mr Moore said: "Over the medium-term, we continue to be well placed due to the global depth and reach of our businesses, the diversification of business mix, a strong committed team with interests aligned to shareholders, a strong balance sheet, capital and funding position and effective risk management.

"Subject to economic activity continuing to increase across all major markets, we expect continued growth in revenue and earnings across most businesses over time and continued growth in our global businesses driven by expanding our strong client franchise," he said.

Full year result overview

Total operating income from ordinary activities for the period increased 20% on the prior year to $A6.6 billion. Operating income before write-downs, impairments, equity accounted gains and losses and one-off items was down 2% on the prior year to $A7.0 billion after the impact of the movements in foreign exchange rates.

Performance of operating groups during the year:

- Macquarie Securities Group contributed $A580 million to total profit from operating groups, up from $A275 million in the prior year. Net trading income was up 17% on the prior year, with a strong contribution from arbitrage trading activities as a result of favourable spreads in exchange traded instruments, particularly in Taiwanese, Indian and Korean markets. Brokerage and commission income was up 4% on the prior year due to continued growth in US and European businesses, the impact of recent acquisitions including FPK and Tristone, and increased market share in Asia. ASX turnover was up 3% on the prior year, while Asia (excluding Japan) market turnover was up 11% on the prior year. Other fee and commission income was up 69% on the prior year with strong equity capital markets activity in Australia, Asia and Canada. Operating expenses were down 16% on prior year driven by lower average headcount, expense rationalisation and lower brokerage and commissions expense due to lower trading volumes and reduced brokerage rates.

- Macquarie Capital contributed $A657 million to total profit from operating groups, up from $A257 million in the prior year. Advisory activity was up on the prior year although average deal size was down with 448 deals valued at approx. $A121 billion (299 deals valued at approx. $A203 billion in the prior year). Interest expense was down 33% on the prior year driven by lower interest rates. Base fees were down 12% on the prior year, while equity investment income was down 70% in line with a reduction in asset sales. Gains on fund initiatives totalled $A572 million while writedowns and impairment charges totalled $A362 million. Expenses were down 18% on prior year due to a reduction in average headcount.

- Macquarie Funds Group contributed $A95 million to total profit from operating groups, up from $A45 million in the prior year. The acquisition of Delaware Investments in January 2010 resulted in increased AUM ($A151 billion at March 2010) and increased headcount by 521. Base fees were up 65% on the prior year driven by an increase in AUM, while other income benefitted from positive revaluations on seed investments that are carried at fair value. Operating expenses were up due to the Delaware acquisition, but were down 16% excluding Delaware due to lower employment costs and commission expenses.

- Fixed Income, Currencies and Commodities Group contributed $A827 million to total profit from operating groups, up from $A509 million in the prior year. Commodities trading income was up 10% on the prior year driven by consolidation and growth of the Macquarie Energy franchise in the US gas and power business, and the recovery of metal prices, particularly gold prices. The contribution from Agricultural Commodities was broadly in line with the prior year. Foreign exchange income was down 43% on the prior year due to a significant reduction in volatility and turnover in global foreign exchange markets and a strong AUD placing additional downward pressure on foreign exchange revenues. Interest rate products income was up significantly on the prior year with a substantial contribution from the emerging markets and credit trading businesses and improved Australian debt market conditions. Expenses were up 23% on prior year driven by increased average headcount.

- Corporate and Asset Finance contributed $A264 million to total profit from operating groups, up from $A66 million in the prior year. Interest income was up significantly due to increased loan and finance lease portfolios of $A12.9 billion at March 2010, up from $A6.9 billion in the prior year as a result of increased corporate lending and the acquisition of the $A1 billion Ford Credit portfolio in October 2009. Operating lease income was down 40% on prior year due to a decrease in the operating lease portfolio from $A1.4 billion at March 2009 to $A692 million at March 2010. Impairment charges were slightly higher largely due to collective provisioning resulting from substantial growth in the loan and lease portfolios. Operating expenses were up 33%.

- The Real Estate Banking division contributed a loss of $A152 million to total profit from operating groups, compared with a loss of $A362 million in the prior year driven by a significant reduction in writedowns and impairment charges. Base and performance fee income was up on the prior year due to the sale of the Macquarie Central Office CR-REIT Kukdong building in Korea. A $A33 million loss was recorded on the sale of A-REIT investments to Charter Hall in March 2010, which is part of the profitable transaction booked in Macquarie Capital. Writedowns and impairment charges of $A110 million mainly related to equity investments and loans. Operating expenses were down 45% due to lower headcount.

- The Banking and Financial Services Group contributed $A261 million to total profit from operating groups, compared with a loss of $A99 million the prior year which included the loss on the sale of the Italian mortgages portfolio. Retail deposits were up 16% to $A15.5 billion at March 2010 due to a focus on cash offerings including the Cash Management Account. The Australian mortgage portfolio was down from $A18.3 billion at March 2009 to $A14.3 billion at March 2010. Brokerage and commissions income increased 13% on the prior year due to the acquisition of Blackmont Capital in December 2009 and improved equity market conditions. Platform and other fee and commission income rose 10% on the prior year with funds under administration on the Australian Wrap platform of $A22.5 billion at 31 March 2010. Writedowns, impairment charges of $A53 million were predominantly in relation to loan impairments.

Contacts:

Stuart Green, Macquarie Group, Investor Relations +612 8232 8845
Karen Khadi, Macquarie Group, Investor Relations +612 8232 3548
Paula Hannaford, Macquarie Group, Corporate Communications +612 8232 4102

MACQUARIE GROUP LIMITED ACN 122 169 279
APPENDIX 4E PRELIMINARY FINAL REPORT
YEAR ENDED 31 MARCH 2010


MACQUARIE

Macquarie Group Limited
Appendix 4E Preliminary Final Report for the financial year ended 31 March 2010

1. Details of the reporting period and the previous corresponding period

Current period: 1 April 2009 to 31 March 2010

Prior corresponding period: 1 April 2008 to 31 March 2009

2. Results for announcement to the market

	Key information	Year ended 31 March 2010 $m	Year ended 31 March 2009 $m	Change %
2.1	Net operating income	6,638	5,526	20%
2.2	Profit from ordinary activities after tax	1,093	974	12%
2.3	Profit attributable to ordinary equity holders of Macquarie Group Limited	1,050	871	21%

2.4 Dividends	Amount per Security	Franked amount per security
Interim dividend	86 cents	Nil%
Final dividend (declared, not yet provided at 31 March 2010)	100 cents	Nil%

2.5 Record date for determining entitlements to the dividends

Record date for the final ordinary dividend is 14 May 2010.

2.6 Commentary

The financial report for the year ended 31 March 2010, and the results reported herein, are prepared in accordance with Australian Accounting Standards (which includes Australian Interpretations by virtue of AASB 1048), the Corporations Act 2001 and the Banking Act 1959. Compliance with Australian Accounting Standards ensures that the financial report complies with International Financial Reporting Standards.

Review of operations and financial result

Consolidated net profit after income tax attributable to ordinary equity holders for the year ended 31 March 2010 was $1,050 million, a 21 percent increase from $871 million in the prior year.

The effective tax rate for the year ended 31 March 2010 was 16 percent, up from 2 percent in the prior year. The increase was largely due to a lower level of write-downs and impairment charges in the year to 31 March 2010 compared to the prior year.

The effective tax rate before the impact of write-downs and impairment charges is relatively stable compared to the prior year.

The year ended 31 March 2010 included significant write-downs, impairment charges, net equity accounted losses ($854 million), negative fair value adjustment on fixed rate issued debt ($255 million), gains from liability management (Macquarie Income Preferred Securities, $127 million and subordinated debt, $55 million) and gains from fund initiatives totalling $539 million. During the year the consolidated entity acquired Tristone Capital (August 2009), Fox-Pitt Kelton Cochran Caronia Waller (November 2009), Blackmont Capital (December 2010) and Delaware Investments (January 2010).

Earnings per share increased from $3.10 in the prior year to $3.20 for the year ended 31 March 2010. The final dividend of $1.00 per share unfranked, brings the total dividends for the year ended 31 March 2010 to $1.86 per share unfranked, up from $1.85 per share in the prior year, and resulted in a full year dividend payout ratio of 60 percent.

In May 2009 the consolidated entity undertook a $540 million capital raising via an institutional private placement, and in June 2009 completed a $669 million share purchase plan. These capital initiatives, combined with the increase in profit attributable to ordinary equity holders, resulted in a return on equity for the year ended 31 March 2010 of 10.0 percent, up from 9.9 percent for the prior year.

Total operating income for the year ended 31 March 2010 was $6,638 million, a 20 percent increase on the prior year's operating income of $5,526 million. The main drivers of this change were increased operating income from Fixed Income, Currencies and Commodities and the cash equities business in Macquarie Securities Group, combined with an overall reduction in the level of write-downs, impairment charges and net equity accounted losses.

Total operating expenses for the year ended 31 March 2010 were $5,344 million, an increase of 18 percent from $4,537 million in the prior year. The change was largely driven by a 31 percent increase in employment costs, which also resulted in an increase to the compensation ratio from 40.7 percent in the prior year to 42.9 percent for the year to 31 March 2010.

Macquarie Group Limited
Appendix 4E Preliminary Final Report for the financial year ended 31 March 2010

Review of operations and financial result continued

Assets under Management (AUM) of $325.7 billion at 31 March 2010 increased 34 percent from $243.1 billion at 31 March 2009. The increase was driven by Macquarie Funds Group's acquisition of Delaware Investments, which added $151.1 billion to assets under management at 31 March 2010. This was offset by a reduction in AUM due to fund initiatives including Macquarie Airports, Macquarie Infrastructure Group and the sale of Real Estate assets to Charter Hall. The strengthening of the Australian dollar against major global currencies resulted in lower asset values for offshore assets.

Review of financial position

Macquarie Group's liquidity risk management framework operated effectively throughout the year ensuring funding requirements were met and sufficient liquidity was maintained, despite the challenging credit market conditions. Cash and liquid assets decreased from $30 billion at 31 March 2009 to $22 billion at 31 March 2010. Cash and liquid asset holdings now represent over 30 per cent of Macquarie Group's net funded assets.

The consolidated entity's capital management policy is to be conservatively capitalised and to maintain diversified funding sources in order to support business initiatives, particularly specialised funds and offshore expansion, whilst maintaining counterparty and client confidence.

As an Australian Prudential Regulation Authority (APRA) authorised and regulated non-operating holding company (NOHC), Macquarie is required to hold adequate regulatory capital to cover the risks for the whole Macquarie Group, including the Non-Banking Group. APRA is still developing its policy framework for supervising NOHCs. Macquarie and APRA have agreed an interim capital adequacy framework for Macquarie, based on Macquarie Group's Board-approved Economic Capital Model and APRA's capital standards for ADIs. This will apply until APRA's capital rules for NOHCs are finalised and implemented.

Macquarie Group's capital adequacy framework requires it to maintain minimum regulatory capital requirements ('Level 3 MCR') calculated as the sum of the dollar value of:

- MBL's minimum Tier 1 capital requirement, based on a percentage of risk weighted assets (RWAs) plus Tier 1 deductions (using prevailing APRA ADI Prudential Standards);
- The Non-ADI Group capital requirement, using Macquarie Group's Economic Capital Adequacy Model adjusted for the capital impact of transactions internal to the Macquarie Group.

The consolidated entity has satisfied its externally imposed capital requirements throughout the year. At 31 March 2010, the Macquarie Bank consolidated entity had a Tier 1 Capital Ratio of 11.5 per cent and a total capital ratio of 13.3 per cent. The Macquarie consolidated entity remains well capitalised with $4.0 billion of eligible capital in excess of the Level 3 MCR.

Events subsequent to balance date

Following approval by unitholders on 22 April 2010, investments in the Macquarie Cash Management Trust (CMT) will be converted to an at call account with Macquarie Bank. The conversion is scheduled to take place in July 2010. At the current time, total funds under management in the Macquarie CMT are $10 billion. The funds transferred to the consolidated entity will form part of the consolidated entity's overall funding pool.

At the date of this report, the Directors are not aware of any other matter or circumstance which has arisen that has significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in the financial years subsequent to 31 March 2010 not otherwise disclosed in this report.

3 Consolidated statement of financial position

Refer to the 2010 Financial Report.

4 Consolidated income statement

Refer to the 2010 Financial Report.

5 Consolidated statement of cash flows

Refer to the 2010 Financial Report.

6 Dividend details

	Year ended 31 March 2010 $m	Year ended 31 March 2009 $m
Ordinary share capital		
2010 interim dividend paid:		
86 (2009: 145) cents per share [1]	287	410
2009 final dividend paid:		
40 (2008: 200) cents per share [2]	122	552

[1] Interim dividend paid by the consolidated entity includes $1 million (2009:$2 million) of dividends paid to the holders of exchangeable shares.

Macquarie Group Limited
Appendix 4E Preliminary Final Report
for the financial year ended 31 March 2010

[2] Final dividend paid by the consolidated entity includes $1 million (2009:$3 million) of dividends paid to the holders of exchangeable shares.

The final dividend paid during the financial year was 60 per cent franked at the 30 per cent corporate tax rate (full year to 31 March 2009: 100 per cent franked at 30 per cent corporate tax rate). The interim dividend paid during the financial year was unfranked (half year to 31 March 2009: 80 per cent franked at the 30 per cent corporate tax rate). The dividends paid to holders of exchangeable shares were not franked.

There is no provision for a final dividend in respect of the financial year ended 31 March 2010. Provisions for dividends to be paid by the Company are recognised on the balance sheet as a liability and a reduction in retained earnings when the dividend has been declared.

Since the end of the financial year the Directors have recommended the payment of the 2010 final dividend of $1.00 per fully paid ordinary share unfranked. The entire unfranked portion of the dividend is Conduit Foreign Income. The aggregate amount of the proposed dividend is expected to be paid on 2 July 2010 from retained profits at 31 March 2010, but not recognised as a liability at the end of the financial year, is $347 million (including $3 million to be paid by a subsidiary to the holders of the exchangeable shares). This amount has been estimated based on the number of shares eligible to participate as at 31 March 2010.

Macquarie Income Securities

Distributions paid during the financial year ended 31 March 2010 (net of distributions previously provided) were $16 million (2009: $28 million). Distributions provided at 31 March 2010 were $5 million (2009: $5 million) which were paid on 15 April 2010.

Macquarie Income Preferred Securities

Distributions paid during the financial year ended 31 March 2010 (net of distributions previously provided) were $6 million (2009: $33 million). Distributions provided at 31 March 2010 were $2 million (2009: $12 million) which were paid on 15 April 2010.

The Macquarie Income Preferred Securities and Macquarie Income Securities represent a minority interest of a subsidiary. Accordingly, the distributions paid/provided in respect of these are recorded as a movement in minority interest.

7 Dividend or distribution reinvestment plan details

The Company's Dividend Reinvestment Plan ("DRP") remains activated. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares in the Company, without transaction costs, at the prevailing market price. The previous discount of 2.5 per cent to the market value has been removed. A shareholder can elect to participate in or terminate their involvement in the DRP at any time. Election notices for participation in the DRP in relation to the final dividend to be paid on 2 July 2010 must be received by the registry by 5:00 pm on 14 May 2010 to be effective for that dividend.

8 Retained earnings

	Year ended 31 March 2010 $m	Year ended 31 March 2009 $m
Balance at the beginning of the financial year	3,627	3,718
Profit from ordinary activities after tax	1,093	974
Distributions paid or provided on Macquarie Income Securities	(21)	(33)
Distributions paid or provided on Macquarie Income Preferred Securities	(8)	(45)
Distributions paid or provided on other minority interests	(14)	(25)
Dividends paid on ordinary share capital	(409)	(962)
Total retained earnings	**4,268**	**3,627**

Macquarie Group Limited
Appendix 4E Preliminary Final Report
for the financial year ended 31 March 2010

9 Net tangible assets per ordinary share

Security	Year ended 31 March 2010 $	Year ended 31 March 2009 $
Ordinary shares	25.82	23.72

Net tangible assets include intangibles (net of associated deferred tax assets and deferred liabilities) within assets and disposal groups held for sale.

Excluding intangible assets within held for sale businesses the net tangible assets per ordinary security for the year ended 31 March 2010 was $25.82 (2009: $23.50).

10 Control gained or lost over entities in the financial year, and those having material effect

Name of entities where control was gained in the financial year	Date control gained
Tristone Capital Global Inc	31 August 2009
Fox-Pitt Kelton Cochran Caronia Waller LLC	30 November 2009
Blackmont Capital Inc	31 December 2009
Delaware Investments	5 January 2010

The above entities did not contribute materially to the consolidated entity's profit from ordinary activities.

Name of entities where control was lost in the financial year	Date control lost
Macquarie Communications Infrastructure Management Limited	22 July 2009

The above entity did not contribute materially to the consolidated entity's profit from ordinary activities during the period they were controlled.

11 Investments in associates and joint ventures

Name	Ownership interest (%)
Material interests in associates and joint ventures are as follows:	
Classified as associates and joint ventures using the equity method:	
Brisconnections Unit Trusts	46
Diversified CMBS Investments Inc.	57
European Directories SA	14
Macquarie AirFinance Limited	38
MAp Airports	22
MGPA Limited	56
Miclyn Express Offshore Limited	34
Macquarie European Infrastructure Fund LP	5
Macquarie Goodman Japan Limited	50
Macquarie Infrastructure Company	8
Southern Cross Media Group	25
MAIP International Holdings Ltd	25
New World Gaming Partners Holdings British Columbia Limited	31
Redford Australian Investment Trust(2)(a)	25
Classified as associates held for sale:	
Retirement Villages Group R.E. Limited	10

The consolidated entity recognised losses of associates and joint ventures using the equity method of $230 million in the year ended 31 March 2010 (2009: $74 million profit).

Macquarie Group Limited
Appendix 4E Preliminary Final Report for the financial year ended 31 March 2010

12 Other information

For more detailed information on the consolidated entity's financial performance and financial position, refer to the 2010 Management Discussion & Analysis.

13 Foreign entities

Not applicable.

14 Commentary on results for the financial year

Refer to the 2010 Management Discussion & Analysis for details.

15 Audited report

The report is based on audited accounts. The audit opinion is unqualified.

16 Statement if Financial Report is not audited

Not applicable as the Financial Report is audited.

17 Statement if Financial Report is audited

The Financial Report has been audited and is not subject to disputes or qualifications.